Form 20-F
period 2002-09-30
EURO DISNEY S C A
filed 2003-03-28
CIK 924284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

Commission file number 33-79548

Euro Disney S.C.A.
(Exact name of registrant as specified in its charter)

N/A	Republic of France
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organisation)

Immeubles Administratifs

Route Nationale 34

77700 Chessy

France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of Common Stock par value € 0.77	Euronext Paris, London Stock Exchange, SEAQ International, Brussels Stock Exchange

Subordinated Bonds Redeemable in Shares of Common Stock, par value € 60.98 per bond	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,055,937,724 shares of common stock, par value € 0.77

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒.   NO ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒ Item 18.

PART I

PRESENTATION OF INFORMATION AND ACCOUNTING PRINCIPLES

Euro Disney S.C.A. (the “Company”), including its consolidated subsidiaries (together, the “Group”), publishes its consolidated financial statements (“Consolidated Financial Statements”) in euros (“euro” or “€”).  However, the Consolidated Financial Statements for fiscal year 1998 were originally prepared in French francs and have been translated into euros at the rate of 6.55957 French francs per euro, the official rate established on January 1, 1999. The euro did not exist prior to that date and the conversion rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times.  In addition, you should not assume that you can accurately compare financial information thus translated from dates and periods before January 1, 1999, with the financial information of other companies that have translated a non-French franc European currency into euro.  All currency amounts in this annual report on Form 20-F (“Annual Report”) are expressed in euros.   In this Annual Report, “we”, “us” and “our” refer to the Group.

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Unless otherwise specified, all financial information presented in this Annual Report has been derived from or based on the Consolidated Financial Statements.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to our consolidated results of operations and financial position, see Notes 2 and 27 to the Consolidated Financial Statements in Item 17 - “Financial Statements”.

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.                          Selected financial data

Five-Year Selected Financial Data

The following table sets forth our selected consolidated financial data for the five-year period ended September 30, 2002.  This table is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the related notes thereto included in Item 17 of this Annual Report, and Item 5 - “Operating and Financial Review and Prospects” of this Annual Report. The balance sheet data as of September 30, 2002, 2001, 2000, 1999 and 1998 and the income statement data for each of the years then ended set forth below have been derived from our audited Consolidated Financial Statements.

The Consolidated Financial Statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP. In certain areas these differences are significant.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to our consolidated results of operations and financial position see Notes 2 and 27 to the Consolidated Financial Statements in Item17 — “Financial Statements”.

Five Year Financial Review

	Year ended September 30,
(€ in millions, except per share data)	2002	2001	2000	1999	1998*
Income Statement Data :

Amounts in accordance with French GAAP:
Segment Revenues
Resort activities	1 048.7	968.0	944.7	911.7	880.8
Real Estate development activities	27.3	37.2	14.5	8.5	17.1
Total Revenues	1 076.0	1 005.2	959.2	920.2	897.9

Income before Lease and Net Financial Charges	175.7	185.2	175.8	166.2	176.5
Income before exceptional items	4.9	37.7	37.5	21.2	40.1
Exceptional income (loss)	(38.0)	(7.2)	1.2	2.4	4.1
Net income (loss)	(33.1)	30.5	38.7	23.6	44.2

Amounts in accordance with U.S. GAAP :
Revenues	1 078.3	1 002.9	960.7	921.9	894.9
Net loss (1)	(67.3)	(50.6)	(66.2)	(49.9)	(93.0)
Net loss per share (in €) (1) (2):	(0.06)	(0.05)	(0.07)	(0.07)	(0.12)

	Year ended September 30,
(€ in millions, except per share data)	2002	2001	2000	1999	1998
Pro forma U.S. GAAP net loss (3)	(144.5)	(122.3)	(135.7)	(117.4)	(186.3)

Pro forma net loss per share (in €) (3)	(0.14)	(0.12)	(0.14)	(0.15)	(0.24)

	September 30,
(€ in millions)	2002	2001	2000	1999	1998*
Balance Sheet Data:

Amounts in accordance with French GAAP :
Total assets	2 696.7	3 106.1	2 793.8	2 518.8	2 445.6
Borrowings	821.3	1 141.2	916.8	983.3	978.3
Shareholders’ equity and quasi-equity	1 397.6	1 430.7	1 400.3	1 141.9	1 118.5

Amounts in accordance with U.S. GAAP :
Total assets	3 064.6	3 539.0	3 318.8	3 149.1	3 201.6
Borrowings (excluding accrued interest)	2 218.6	2 565.1	2 349.8	2 419.4	2 416.3
Shareholders’ equity	112.6	179.7	238.1	84.9	134.8

Common Shares Outstanding (in millions)	1 055.9	1 055.8	1 055.8	767.8	767.5

(*)           Balances have been restated from French francs into euro using the official fixed exchange rate established on January 1, 1999 (FF 6.55957 = € 1.00). The euro became the official currency in France as of January 1, 2002.

(1)              The U.S. GAAP net loss for fiscal years 2002 and 2001 does not include a net unrealised gain of € 0.7 million and a net unrealised loss of € 8.1 million, respectively, related to changes in fair value of certain interest rate derivatives, which are recorded directly in equity.  The U.S. GAAP net loss for fiscal year 1999 reflects a one time net gain of € 52.1 million resulting from the reduction of the interest on, and extension of the maturity of, existing loans and lease financing provided by the Caisse des Dépôts et Consignations (“CDC”).

(2)              Per share data is based upon the weighted average number of common shares outstanding of 1,056 million, 1,056 million, 992 million, 768 million and 767 million for each of the years ended September 30, 2002, 2001, 2000, 1999 and 1998, respectively, and does not give effect to the exercise of any contingently issuable shares as they were anti-dilutive.

(3)              The proforma net loss and proforma net loss per share present the U.S. GAAP net loss that we would have had if royalties and management fees to The Walt Disney Company had not been adjusted from their original schedule for modifications agreed during the Financial Restructuring. (See Notes 18(b) and 27 to the Consolidated Financial Statements in Item 17 — “Financial Statements”).

Exchange Rates

On January 1, 1999, the eleven member states of the European Union introduced a single currency, the euro, to replace their national currencies. Pursuant to the Treaty on European Union, fixed exchange rates against the euro were established for each of the currencies of the participating member states. The rate of conversion for the French franc was fixed at FF 6.55957 per euro. Since the principal market for our common stock is the Euronext Paris exchange, fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar value of an investment in our common stock and dividend and other distribution payments, if any, thereon.

The following tables set forth, for each of the periods indicated, certain information related to the euro / U.S. dollar exchange rate for 1998 through 2003 based on the Noon Buying Rate expressed in euro per U.S. $1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates that were used to prepare our Consolidated Financial Statements nor the selected consolidated financial data included herein.

	High	Low
Euro / U.S. dollar
February 2003	0.93	0.92
January 2003	0.96	0.92
December 2002	1.01	0.95
November 2002	1.01	0.99
October 2002	1.03	1.01
September 2002	1.04	1.00

Fiscal Year	High	Low	Average(*)	End of Period
Euro / U.S. dollar (**)
2002	1.16	0.98	1.09	1.01
2001	1.21	1.05	1.13	1.10
2000	1.18	0.92	1.05	1.13
1999	0.99	0.82	0.91	0.94
1998	0.95	0.85	0.91	0.85

(*)             The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(**)       Euro / U.S. dollar exchange rates for periods prior to the introduction of the euro, on January 1st 1999, have been calculated by applying the fixed exchange rate of 6.55957 French franc per euro to the French franc / U.S. dollar exchange rate based on the Noon Buying Rate.

The Noon Buying Rate on February 28, 2003 for the euro against the U.S. dollar was € 0.93 per $ 1.00 ($ 1.08 per euro). No representation is made that the French franc or the euro could have been converted into U.S. dollars at the rates shown herein or at any other rates for such periods or at such dates. In addition, there can be no assurance that the exchange rate trend between the U.S. dollar and the French franc prior to the existence of the euro would have been the same as the exchange rate trend that would have existed between the euro and the U.S. dollar during such period, had the euro been in existence. See also Item 5 - “Operating and Financial Review and Prospects”.

B.                          Capitalisation and indebtedness

Not applicable.

C.                          Reasons for the offer and use of proceeds

Not applicable.

D.                          Risk factors

Risks of Investing in Our Company

Our high level of borrowings requires us to devote a large portion of our operating cash flow to service debt, and may limit our operating flexibility.

We are highly leveraged.  Under U.S. GAAP as of September 30, 2002, we had € 2.2 billion of borrowings and
€ 112.6 million of shareholders’ equity.  In addition, we pay significant royalties (€ 24.0 million for fiscal year 2002) and management fees (€ 11.5 million for fiscal year 2002) to affiliates of The Walt Disney Company, and these amounts will increase significantly (to almost double) in fiscal year 2004.

Our high degree of leverage can have important consequences for our business, such as:

•             Limiting our ability to invest operating cash flow in our business, because we use a substantial portion of these funds to pay debt service and because our covenants restrict the amount of our investments;

•             Limiting our ability to make capital investments in new attractions and maintenance of the parks and hotels, both of which are essential to our business;

•             Limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes; and

•             Limiting our ability to withstand business and economic downturns, because of the high percentage of our operating cash flow that is dedicated to servicing our debt.

If we cannot pay our debt service, royalties and fees and meet our other liquidity needs from operating cash flow, we could have substantial liquidity problems.  In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favourable terms, or at all.  Our financing agreements limit our ability to take some actions that could generate additional cash proceeds.  They also require that we meet certain financial covenants, which are measured quarterly in certain cases and annually in others.  If we default on any of our debt, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect us.  To avoid a default, we may need waivers from third parties, which might not be granted.

We have recently incurred losses, and continuing losses might reduce the value of our shares.

Under French GAAP, we had net income of € 38.7 million and € 30.5 million for the fiscal years ended September 30, 2000 and 2001, respectively and a net loss of € 33.1 million for fiscal year 2002.  Because of differences in accounting methods applied under French GAAP and U.S. GAAP consisting primarily of timing differences in the recognition of depreciation and interest expenses, our expenses were higher under U.S. GAAP than under French GAAP and, as a result, we incurred net losses under U.S. GAAP of € 66.2 million, € 50.6 million and € 67.3 million in fiscal years 2000, 2001 and 2002, respectively.  We expect to continue to experience losses under U.S. GAAP in the short-term.  If we continue to experience losses under U.S. GAAP, this could reduce the value of our shares.

The U.S. GAAP losses for the Company would have been  € 135.7 million, € 122.3 million and € 144.5 million for fiscal years ended September 30, 2000, 2001 and 2002, respectively, had it not been for the waiver of royalties and management fees by The Walt Disney Company arising from the Financial Restructuring.  See Notes 18(b) and 27 to the Consolidated Financial Statements in Item 17 – “Financial Statements”.

We are subject to interest rate risk.

As of September 30, 2002, approximately 32% of our borrowings and lease commitments were tied to floating interest rates.  While we attempt to reduce interest rate risks in respect of a substantial portion of our borrowings through the use of interest rate swaps and other hedging techniques, an increase in interest rates could adversely affect our financial condition and results of operations.

We are subject to exchange rate risk.

A significant portion of our purchases and investments are denominated in U.S. dollars and could be adversely affected by an increase in the relative value of the U.S. dollar against the euro.  In addition, a significant portion of our guests (21% in fiscal year 2002) come from the United Kingdom, which is not part of the euro zone.  An increase in the relative strength of the euro against the British pound would raise the price of a visit to the resort for guests visiting from the United Kingdom and could negatively affect their rates of attendance, per guest spending and hotel occupancy.

We have not paid any dividends in recent years, and we may not be able to pay dividends in the near future.

We paid no dividends in respect of fiscal year 2002 and do not expect to pay dividends in the near future.  Our ability to pay dividends is dependent on the availability of distributable profits under French law which, in turn, depends on our operating results, liquidity and financial condition.  In addition, certain of our loan agreements limit or prohibit the payment of dividends in certain circumstances.

Our relationship with The Walt Disney Company limits the rights of our public shareholders and could generate conflicts of interest.

The Walt Disney Company currently owns 39.1% of our shares and voting rights through an indirect, wholly-owned subsidiary.  Under French law, our business is managed by a management company (Gérant) that is appointed by our general partner (associé commandité).  The shareholders elect a supervisory board to oversee the management company, but the supervisory board does not have the power to remove the management company.  Both our Management Company and our General Partner are wholly-owned indirect subsidiaries of The Walt Disney Company.

We also have several business relationships with The Walt Disney Company that are important to our operations.  We use Disney intellectual and industrial property rights, for which we pay royalties to affiliates of The Walt Disney Company.  Our Management Company provides and arranges for a variety of additional technical and administrative services, for which it is reimbursed its direct and indirect costs.  For example, the designer and construction manager for Walt Disney Studios Park was an affiliate of The Walt Disney Company.  These relationships create potential conflicts of interest.  We believe that our dealings with The Walt Disney Company and its affiliates are commercially reasonable.  Although all such dealings must be approved by our Supervisory Board, we have not solicited bids or independent evaluations of the terms of our commercial relationships with The Walt Disney Company.

Risks of Investing in the Theme Park Resort Business

Demand for theme park resorts is variable, and can be impacted by economic and geopolitical conditions.

Disneyland Resort Paris is subject to significant seasonal and daily fluctuations in attendance and to the effects of general economic conditions. While we have implemented and continue to implement measures designed to alleviate fluctuations in attendance and to mitigate their impact, we cannot be certain that such measures will sufficiently offset fluctuations in demand.  In addition, the effectiveness and timing of marketing campaigns can have a significant impact on attendance levels.  Given the discretionary nature of vacation travel and the fact that travel and lodging expenses often represent a significant expenditure for the average consumer, such expenditures may be reduced, deferred or cancelled by consumers during times of economic downturn or uncertainty.

In addition, the international terrorist attacks of September 11, 2001, the subsequent military actions and the current geopolitical climate are examples of item that can adversely affect travel-related industries and precipitate sudden economic downturns.  See Item 4, Section A.4.2 – “Competition”.  Although our management closely monitors our operating trends and has developed cost-reduction strategies to address such risks, such steps, depending on the duration and intensity of the downturn, may be insufficient to prevent our financial performance from being adversely affected.

We need to make significant, regular capital expenditures to continue to attract guests.

In order to continue to attract guests, we need to add new theme park attractions on a regular basis, which requires significant capital expenditures.  If we do not make these capital expenditures (for example, if our creditors do not permit us to make them pursuant to our financing agreements), this could result in a decrease in attendance, particularly from repeat guests, which could adversely affect our results of operations.

The theme park resort business is competitive, which could limit our ability to increase prices or to attract guests.

We compete for guests throughout the year with other European and international holiday destinations as well as other leisure and entertainment activities in the Paris region.  Other large European theme parks include Parc Asterix and Futuroscope in France, Port Aventura and Terra Mitica in Spain and Warner Brothers Movie World Parks in Germany and Spain.  In addition, new theme parks are scheduled to open in France and elsewhere in Europe in the next few years.  We also rely on convention business, which is highly competitive, for a portion of our revenues, and to maintain hotel occupancy in off-peak periods.

Our hotels are subject to competition from hotels in central Paris and the Seine-et-Marne area.  We believe that our hotels are priced at a premium compared to the market, reflecting among other advantages, their proximity to the resort, their unique themes and the quality service that they offer.  We are aware, however, that a number of less costly alternatives exist.

Competition limits our ability to raise prices, and may require us to make significant new investments to avoid losing guests to our competitors.

Risks of investing in our shares

No U.S. Public Market.

There has been no public market in the United States for our shares and we have no present intention to apply to list the shares on any U.S. exchange.  Therefore, the opportunity for U.S. holders to trade shares may be limited.

ITEM 4.              INFORMATION ON THE COMPANY

A.         History and development of the company and business overview

Introduction

We are primarily engaged in the development and operation of the Disneyland Resort Paris (the “Resort”), formerly Euro Disneyland.  The Resort commenced operations on April 12, 1992 (“Opening Day”) on a 1,943 hectares (approximately 4,800 acres) site located 32 kilometers (approximately 20 miles) east of Paris in Marne-la-Vallée, Seine-et-Marne, France.  Disneyland Resort Paris principally consists of Disneyland Park, Walt Disney Studios Park, seven themed hotels, including two convention facilities, an entertainment center (“Disney Village”), and a 27-hole golf facility (the “Golf Course”). Most of these facilities are leased, directly or indirectly, by the Group from special-purpose financing companies (collectively, the “Phase I Financing Companies”).  We have no ownership interest in these entities.  Disneyland Resort Paris is modelled on the theme park and resort concepts developed by The Walt Disney Company.

Our principal executive offices are located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.  The postal address is BP 100, 77777 Marne-la-Vallée Cedex 04, France.  Our telephone number is (33) (1) 64 74 40 00.

A.1          Breakdown of Revenues by Segment and Activity

The Group operates in the following segments:

•                  Resort activities include the operation of Disneyland Park and Walt Disney Studios Park (together, the “Theme Parks”), hotels and Disney Village and the various services that are provided to guests visiting our resort destination.

•                  Real Estate Development activities include the conceptualisation and planning of improvements and additions to our existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

A breakdown of total revenues by major segment and activities during the past five fiscal years is set forth in the table below:

(€ in millions)	Year ended September 30,
Category	2002	2001	2000	1999	1998
Theme Parks	526.0	476.4	459.5	460.2	443.8
Hotels and Disney Village	411.7	386.5	370.3	352.0	344.2
Other	111.0	105.1	114.9	99.5	92.8
Resort Segment	1 048.7	968.0	944.7	911.7	880.8

Real Estate Development Segment	27.3	37.2	14.5	8.5	17.1

Total Revenues	1 076.0	1 005.2	959.2	920.2	897.9

A.2      Operations from Opening Day through Fiscal Year 1994

In March 1987, The Walt Disney Company entered into an agreement on the creation and the operation of Euro Disneyland in France (the “Master Agreement”) with the Republic of France and certain other French public authorities.  The Master Agreement sets out a master land-use plan and general development program (the “Master Plan”) establishing the type and size of facilities that the Company has the right, subject to certain conditions, to develop at the Resort site over a 30-year period ending in 2017.  The Resort, as it exists today, represents the total fulfilment of the first phase of the Master Plan development of approximately 600 hectares of land (including all associated public and private infrastructure).  See Item 4, Section A.6.1 - “Agreements with French Governmental Authorities”.

We experienced significant losses during the period from Opening Day through September 30, 1994. Net operating losses before the cumulative effect of an accounting change totalled approximately € 625 million under French GAAP and € 1.2 billion under U.S. GAAP for the two-and-a-half-year period ending September 30, 1994.  In addition, we began to experience serious cash flow difficulties during fiscal year 1993.

During this period, The Walt Disney Company undertook to fund our liquidity needs through March 31, 1994.  Had The Walt Disney Company not funded our liquidity needs during this critical period, we would not have had sufficient cash flow to continue operations.

In May 1994, our Company, the Phase I Financing Companies, The Walt Disney Company and certain financial institutions and companies that were creditors of our Company and the Phase I Financing Companies entered into a memorandum of agreement outlining the terms of a major restructuring of our obligations and those of the Phase I Financing Companies to such creditors, to certain partners of the Phase I Financing Companies and to The Walt Disney Company (the “Financial Restructuring”).   The agreement enabled us to meet our operating cash flow needs and to improve our overall financial condition.  The memorandum of agreement essentially provided for concessions and contributions, to be made by such creditors and The Walt Disney Company, and for the prepayment of certain outstanding loan indebtedness of the Group and the Phase I Financing Companies with the proceeds of a rights issue.

In the second half of fiscal year 1994, the Group implemented the Financial Restructuring, which included a € 907 million rights issue, prepayment of certain outstanding loan indebtedness of our Company and the Phase I Financing

Companies, forgiveness of interest and deferral of principal repayments by our creditors, waivers of royalties and management fees by The Walt Disney Company and a sale and leaseback of certain assets and other financing arrangements with The Walt Disney Company and/or certain of its affiliates.

For further information relating to the Financial Restructuring, see Notes 1-3, 11, 13, 24-1 and 27 to the Consolidated Financial Statements in Item 17 – “Financial Statements” and Item 5 - “Operating and Financial Review and Prospects”.

A.3                   Operations by Segment

A.3.1.      Resort Segment

A.3.1.1 Theme Parks

Within our Resort Segment, theme park activity includes all operations of Disneyland Park and Walt Disney Studios Park, including merchandise, food and beverage, special events and all other services provided to our guests in the parks. Theme park revenue is determined primarily by two factors: the number of guests and the total average spending per guest.

Our theme parks are operated on a year-round basis.  In the first years of operations, Disneyland Park experienced significant difficulties in accommodating all prospective guests during peak days, which resulted in long wait times for attractions, guest dissatisfaction and lost revenues.  Despite progress, operations continue to be subject to seasonal fluctuations.

Progress in reducing the severity of seasonality has been achieved primarily as a result of the use of special events and a more focused marketing strategy as described in Item 4, Section A.4 - “Marketing and Sales Strategy”.

The following table summarizes the evolution of our theme park admission prices, attendance and average spending per guest.

Period	Total Guests (in millions)	Total Average Spending per Guest (1)	Theme Park Admission Price High Season(2)	Theme Park Admission Price Low Season (2)
Fiscal Year 2002 (3)	13.1	€ 44.4	€ 38.0	€ 27.0
Fiscal Year 2001	12.2	€ 43.1	€ 36.0	€ 25.9
Fiscal Year 2000	12.0	€ 42.2	€ 33.5	€ 25.2
Fiscal Year 1999	12.5	€ 40.7	€ 33.5	€ 24.4
Fiscal Year 1998	12.5	€ 39.3	€ 32.0	€ 24.4

(1)           Average daily admission price and spending for food, beverage and merchandise sold in the Theme Parks, including value added tax.

(2)           Represents at-gate park admission price for one adult, including value added tax at the end of the fiscal year. High season pricing generally applies to the period between April 1 and October 31 and the two weeks over Christmas and New Year’s.

(3)    Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

Disneyland Park

Disneyland Park is composed of five “themed lands”: Main Street U.S.A., which transports guests to an American town at the turn of the 20th century, with its houses and shops, Frontierland, which takes guests on the path of the pioneers who settled the American West, Adventureland, where guests dive into a world of intrigue and mystery, reliving Disney’s most extraordinary legends and best adventure movies, Fantasyland, a magical land where guests find the fairy tale heroes brought to life in Disney’s animated films, and Discoveryland, which lets guests discover different “futures” through the works of visionaries, inventors, thinkers and authors of science fiction from all periods.

There are 45 attractions in Disneyland Park, including upgraded versions of standard features of Disney theme parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train, Pirates of the

Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century, Phantom Manor, a haunted Victorian mansion, It’s a Small World, the most popular attraction in Fantasyland, an exhibition of dolls from around the world, dressed in their national costumes, and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being “shrunk”.  Other popular attractions that are unique to Disneyland Park include: Visionarium, a 360-degree “circle-vision” film theatre complex with “Audio-Animatronics” robotic figures, Indiana Jones and the Temple of Peril: Backwards!, a full-loop roller coaster ride through simulated ancient ruins, which underwent a full renovation in fiscal year 2000 that provided our guests with the opportunity to experience the attraction backwards and at the same time substantially increased the capacity per day, and Space Mountain, From the Earth to the Moon, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

Disneyland Park also includes five permanent theatres, including two, the Chaparral Theatre and Videopolis, which have recently been renovated.  We present live stage shows in these venues throughout the year. Examples from the past and present include Mulan, the Legend; The Tarzan Encounter; and Mickey’s Winter Wonderland.  In addition, we have parades and firework displays, such as the Wonderful World of Disney Parade; the Main Street Electrical Parade; and Tinkerbell’s Fantasy in the Sky Fireworks.  As a result of the number of guests that they attract, our shows and parades enable us to increase the guest capacity of Disneyland Park while at the same time increasing guest satisfaction.

In addition to the permanent Disneyland Park attractions, parades and live stage shows, we hold numerous special events throughout the year which in the past have included a Festival of Flowers in April and the California Dream Festival in September, and that currently include the Halloween Festival in October, Guy Fawkes Night in November, special Christmas festivities in December and early January and the Jungle Book Carnival in February and March. The appearance of Disney characters and their interaction with our guests is another important aspect of the entertainment provided in our theme parks.

In fiscal year 2000, an innovative reservation system called FastPass was introduced in Disneyland Park.  A free service available to all guests, FastPass provides an alternative to waiting in line.  Guests choosing FastPass receive a ticket designating a specific window of time during which they may return and enter directly into the pre-show or boarding area. The Fastpass system has been installed at five major attractions:  Space Mountain, Indiana Jones and the Temple of Peril, Backwards!, Peter Pan’s Flight, Big Thunder Mountain and Star Tours.

Walt Disney Studios Park

Walt Disney Studios Park opened to the public on March 16, 2002.  Walt Disney Studios Park is a live-action, animation and television studio, where guests experience movies and television both from behind the scenes and in front of the camera.  Guests to the park discover the world of cinema, see how movies are made today and step into the future of movie making.  They also have the opportunity to be part of the action, and get hands-on experience in animation techniques and special effects.

Walt Disney Studios Park is a full-day experience, designed for a six or seven-hour stay and is one of three European parks with a cinema theme (the two others being the Warner Brother Movie World Park in Germany and the Warner Brother Movie World Park in Spain, that opened in April 2002). Walt Disney Studios Park covers approximately 25 hectares (62 acres), which is about half the size of  Disneyland Park, and may be expanded in the future.  It is located in front of the TGV/RER train station, in walking distance from Disneyland Park and Disney Village.

Guests access Walt Disney Studios Park through a monumental gate designed to look like the entry gates of the major Hollywood studios in the 1930’s.  The main gate provides access to a richly decorated central hub where all the ticketing and guest welcome services are located.

Walt Disney Studios Park includes eight major attractions, several of which were specifically developed for our park.  Examples include the Stunt Show Spectacular, a live show in which stuntmen, facing an audience of up to 3,000 guests, simulate the filming of an action scene involving car and motorcycle chases and other special effects, Cinemagique, a lyrical and emotional salute to the classics of international cinema; Armageddon, a revealing look into the world of film special effects while on board a space ship hit by a meteorite shower and Animagique, featuring some of the greatest moments of almost 80 years of Disney animation.

The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock’n’Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of our Studio Tram Tour, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

Since June 2002, the Disney Cinema Parade celebrates the steps involved in movie making from A to Z, featuring well-known Disney characters. To add to the overall park ambience, Walt Disney Studios Park also includes street entertainers (e.g., movie “look-alikes” and musicians), Disney characters centered around the world of animation and special entertainment such as Sister Act.

As in Disneyland Park, the FastPass system reduces guest waiting times at Rock’n Roller Coaster and the Flying Carpets over Agrabah.

A.3.1.2   Hotels and Disney Village

Also included in the Resort Segment are our hotels and Disney Village operations. Revenues from this activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within our Resort.

All of the hotel and resort amenities are currently operated on a year-round basis.  Hotel operations are subject to significant seasonal fluctuations, as well as significant fluctuations between weekdays and weekends in off-peak seasons. The fiscal year 1998 opening of a second convention center, the continued success of seasonal promotions such as Halloween, Guy Fawkes and Christmas, and the introduction of travel inclusive packages have helped to reduce these fluctuations.  Management believes that the successful implementation and marketing of these events is important to maintaining high average occupancy levels at our hotels.

In fiscal year 2002, approximately 28% of total hotel room-nights sold were generated in the three-month period from June through August, while approximately 21% were generated in the three-month period from November through January, versus 36% and 14%, respectively, in fiscal year 1993. We currently differentiate pricing according to the season and the level of demand with a focus on yield optimisation.

Hotel Operations

Hotel revenue is determined primarily by two factors: the average occupancy rate and per room spending.

Period	Average Occupancy Rate (1)	Total Average Daily Spending per Occupied Room (2)
Fiscal Year 2002	88.2%	€ 193.3
Fiscal Year 2001	86.0%	€ 186.3
Fiscal Year 2000	82.9%	€ 183.0
Fiscal Year 1999	82.6%	€ 177.3
Fiscal Year 1998	80.9%	€ 173.8

(1) Number of rooms occupied per night divided by the number of rooms available during the relevant period.

(2)  Average daily room price and spending on food, beverage and merchandise and other miscellaneous items sold in hotels, including value added tax.

We operate seven hotels at the Resort:  the Disneyland Hôtel, the Hôtel New York, the Newport Bay Club, the Sequoia Lodge, the Hôtel Cheyenne, the Hôtel Santa Fe and the Davy Crockett Ranch.  Together, the hotels have a total capacity of approximately 5,800 rooms.  Each of the hotels was designed and built with a specific theme and for a particular market segment.  The Disneyland Hôtel, which is located at the entrance of Disneyland Park, and the Hôtel New York are positioned as deluxe hotels offering service equivalent to that of the best hotels in Paris.  The Newport Bay Club and the Sequoia Lodge are positioned as “first-class” hotels, while the Hôtel Cheyenne and the Hôtel Santa Fe were designed as “moderately-priced” hotels.  The Davy Crockett Ranch campground is comprised of individual bungalows with private kitchens, camping sites, sports and leisure facilities and a retail shop.  Both the Hôtel New York and the Newport Bay Club include convention facilities, which provide a total of approximately 10,500 square meters of meeting space.  Resort amenities also include 12 restaurants, 9 bars, a 27-hole golf course, 5 swimming pools, 4 fitness centres, a tennis facility and an ice-skating rink.

We offer a wide range of services at our hotels.  We provide transportation between each of the hotels and the train station and give guests the option to check into the hotels directly from the Chessy-Marne-la-Vallée train station or from on board the Eurostar (London) and Thalys (Brussels) trains arriving at Disneyland Resort Paris.  As part of our check-in process, we provide guests with room information and welcome booklets and also provide a luggage service for guests arriving by train, which allows them to go directly to the parks and have their luggage delivered from the train station to their rooms.  Entertainment is also an integral part of our hotel services, including Disney character breakfasts and dinners, character meet-and-greets in the lobbies of certain hotels, face-painting workshops, and live music in the bars of certain hotels. Children’s activity corners have also been set up where children can take part in various activities while allowing their parents additional leisure time.

Disney Village Operations

Disney Village consists of approximately 60,000 square meters of themed dining, entertainment and shopping facilities.  It is a free-entrance venue (except for certain events), situated next to the Chessy-Marne la Vallée RER/TGV train station and between the Theme Parks and the hotels.

The common themes of Disney Village are “American Places” and “American Entertainment” in the spirit of a coast-to-coast trip from New York to Los Angeles.  The largest of its facilities is an indoor arena seating more than 1,000 guests for dinner and a performance of Buffalo Bill’s Wild West Show.  Other facilities include themed bars with music, themed restaurants, including Cafe Mickey, Planet Hollywood, Rainforest Café and Annette’s Diner, a McDonald’s restaurant, retail shops and a 15-screen multiplex Gaumont cinema with one of the largest screens in Europe.

We manage certain of the facilities in the Disney Village, such as the Buffalo Bill’s Wild West Show, merchandise boutiques and bars, while others are managed by third parties on our behalf.  For example, certain of our restaurants are operated by Flo, a French catering company.  In addition, certain of the facilities, such as the Planet Hollywood and McDonald’s restaurants and the Gaumont cinema, are owned and managed by third parties.

A.3.1.3   Food and Beverage

We have 68 restaurants and bars throughout the Resort. Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences including quick service, cafeteria-style, table service (including convention catering), and sophisticated French cuisine.  There are also approximately 120 food carts and 12 kiosks throughout the Resort which offer fast-food. We offer guests the option of a fixed-price menu in all of our table service restaurants.  During fiscal years 2001 and 2002, the capacity of three Disney Village facilities were increased: Billy Bob’s Country Western Bar (+94 seats), The Steakhouse (+180 seats) and Annette’s Diner (+ 90 seats).

A.3.1.4   Merchandising

Our merchandising facilities include 45 boutiques, 2 kiosks and 19 carts located throughout the Resort, which offer a wide range of both Disney-themed and non-Disney-themed goods.  The product mix is constantly re-evaluated in an effort to better adapt to guest preferences and guest mix.  New merchandise development focuses on Disney character products, such as the Mickey Sorcerer line, which is popular with guests, and on more variety for the repeat guest.  Other innovative merchandising options include photo locations at four attractions, Big Thunder Mountain, Space Mountain, From the Earth to the Moon, Pirates of the Caribbean and Rock’n’Roller Coaster, which offer to our guests the opportunity to purchase candid photos taken of them during their ride.

A.3.2   Real Estate Development Segment

Our activities include the planning and development of the 1,943 hectare site on which the Resort is located, in accordance with the Master Plan.  Development activities include the conceptualisation and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects to be located on the site, whether financed internally or through third-party partners.

Our principal real estate development revenues are derived from conceptual design services related to third party development projects on the site and to the sale of land development rights or from ground lease income from third party developers.  Such transactions not only provide a source of up-front cash inflows but also contribute to improving the potential of future resort and real estate development projects and to increasing the potential local clientele for Disneyland Resort Paris.

The following table summarises the financial impact of real estate development activities on our financial statements:

	Year ended September 30,
(€ in millions)	2002	2001	2000	1999	1998
Revenues:
Operating	27.3	37.2	14.5	8.5	17.1
Exceptional	—	0.4	0.6	—	5.5
	27.3	37.6	15.1	8.5	22.6

Costs and Expenses	(15.2)	(13.4)	(11.6)	(8.5)	(7.6)
Net Income Statement Impact	12.1	24.2	3.5	—	15.0

Our real estate development activity revenues are primarily related to the following projects:

Val d’Europe Urban Development

On December 9, 1997, we agreed on a program for a new phase of development with the French public authorities, which officially launched the urban development of Val d’Europe, an undeveloped area bordering the current Resort and situated on our site.  Construction began in July 1998.  Our role in this development includes master planning and conceptualisation, marketing and sales efforts to attract third-party developers, and negotiation of land sales or ground leases.

Upon completion, the Val d’Europe development will represent a total investment, primarily by third parties, of € 533.6 million.  With the exception of the international shopping mall and the hotels as described below, our financial interest in these development projects is primarily limited to the net gain we generate from the sale of the land development rights to the third party developer.

The project consists of four major components:

1)              Creation of the basic infrastructure required for the development.  Examples include construction of roads and utilities (rain water and waste water treatment facilities) as well as a second RER train station (Val d’Europe) which are already completed.

2)              Construction of a large international shopping mall, which opened in October 2000.  The mall currently comprises approximately 83,000 square meters of retail space including an Auchan hypermarket, as well as 70 boutiques covering 15,000 square meters, offering prestigious brand names at discount prices.  Our role in the project included the master planning and conceptual design of the project.  In addition, we own the land on which the mall is located and are leasing it to the developer under a 75-year ground lease.  In March 2003, the mall was expanded to include a 6,000 square meter garden shop.

3)              Development and commercialisation of the urban centre of Val d’Europe, which includes residential housing units, retail space and commercial office space.  In addition, the development includes the 150 room Elysées Val d’Europe hotel, which opened in June 2002 on land leased from us.  The hotel was financed by a third-party, but is managed by us.

Through September 30, 2002, approximately 1,500 of the total 3,500 residential housing units planned for construction before 2007 had been completed.  A total of 141,200 square meters of retail and commercial space had been completed out of a total planned development of 267,800 square meters.

4)              An international business park, which in its first phase (between now and 2007) will comprise an area of 40 hectares, strategically positioned near the motorway.  Construction and commercialisation of the first 3 hectares is currently being carried out by Arlington PLC, a leading European developer of business parks.

Hotel Capacity Developments

In order to expand the on-site resort lodging capacity, several projects are in various stages of progress with third party international hotel developers/tour operators for the creation of additional hotels and vacation units.    These projects will be constructed, owned and operated by third-parties on land purchased from us or leased from under long-term ground leases.  In addition, we have and will earn conceptualisation fees and other development service fees related to these transactions.

The agreements currently in place will result in a total of approximately 2,200 additional hotel/vacation units on the resort site between fiscal years 2003 and 2006 (1,450 of which will open in fiscal year 2003).

Other Residential Developments

We are also involved in other residential developments in the areas surrounding the Resort, including commercially successful middle and high-end housing developments near our golf course in the communities of Magny-le-Hongre and Bailly-Romainvilliers.

To date, this residential development has been financed by third parties.  Our role has been limited to overseeing the master planning and architectural design of each development, and to selling to selected developers the land development rights necessary to realise the projects.  We do not anticipate significant changes in our role for future residential development projects, although we may expand our role in a certain number of these projects to include an equity participation on our part via joint ventures with the third party-developers.

A.4      Marketing and Sales Strategy

A.4.1   Marketing and Sales

Product Offer

Disneyland Paris Resort is the number one tourist destination in Europe in terms of guest visitation with a product offer that currently includes two theme parks, 7 themed hotels (5,800 total rooms), two separate convention facilities (totalling 10,500 square meters), a dining, shopping and entertainment center and a 27-hole golf course.

With the opening of Walt Disney Studios Park, we anticipated that our guests would extend the length of their stay at the Resort.  As a result, our package offers have been modified to focus on 2 night, 3 day visits.

Strategic Location

Disneyland Resort Paris is located approximately 32 kilometres (20 miles) east of Paris, France and benefits from access to a highly developed transportation network.  In addition to service to Paris on the French suburban rail system, Disneyland Resort Paris has access to an exceptional highway network that links it in less than one hour to both Paris and the two international airports serving the Paris area, and also makes it easily accessible to most other regions of France.  In addition, the train station that is located on the site of the Resort is one of the most active in France, with about forty high speed trains arriving per day and providing service to London in three hours by the Eurostar, and to Brussels in 1 hour and 30 minutes and Amsterdam in 4 hours and 30 minutes by the Thalys train.  The strategic geographic location allows access to a market of 17 million potential guests less than 2 hours away by road or rail transport and 320 million potential guests less than 2 hours away by plane.

Target Markets

We have seven key proximate markets: France, the United Kingdom, Germany, the Netherlands, Belgium, Italy and Spain.  Within these markets, our primary target market is families with children from 3-15 years old but secondary markets also include groups, young adults and convention planners.  Each year, our success in marketing to specific countries and markets is impacted by a variety of strategic decisions, including our pricing policy and our package offers, as well as external factors such as the strength of local economies, exchange rates, cultural interests, and holiday and vacation timing.  The introduction of the euro has eliminated exchange rate concerns in all key markets except the United Kingdom.

Based on internal surveys, the geographical breakdown of our guests is as follows:

	2002	2001	2000
France	40%	40%	40%
United Kingdom	21%	18%	15%
Belgium, Luxembourg and the Netherlands	15%	16%	18%
Italy / Spain	9%	8%	8%
Other	8%	10%	11%
Germany	7%	8%	8%
Total	100%	100%	100%

Distribution

We distribute our product offer through a wide variety of channels.  Tour packages, which in many cases include transportation, lodging, food and theme park tickets are distributed through our call centres, on our internet site or through third-party distributors.

Theme park tickets are sold not only within these packages, but also through tourism intermediaries, directly at the gate and by various retail outlets (the Disney Stores, FNAC, Virgin Mega-Stores, and at French, Belgian and Swiss railway stations and others).

Hotel bookings made with us by individual guests, either directly or through Euro Disney Vacances S.A. accounted for approximately 56% of total reservations for fiscal year 2002.  The call centres, based at the Resort site and in the United Kingdom, receive approximately 7,100 calls per day from all over Europe.  Apart from the United Kingdom, all other markets are serviced from the central reservation office at the Resort site in Paris, with country-specific telephone numbers.  Third-party distributors, including tour operators with their own packages and group sales, currently account for the remaining hotel reservations.

Our in-house tour operator, Euro Disney Vacances S.A., focuses on distribution of short-break packages, with offices in Paris and other French cities as well as regional offices in Amsterdam, Brussels, Copenhagen, Frankfurt, London, Madrid and Milan.  These offices provide a local marketing presence and the necessary travel industry trade support. We also work with a select number of tour operators in our major markets.

In addition, we have established special travel alliance partnerships with the principal European transporters.  Travel alliance agreements have been completed with Air France on a pan-European basis and with Eurostar and Thalys.  These agreements provide carriers with the right to use Disneyland Resort Paris in their advertising campaigns and some with the right to special joint promotional packages.  In return, we have the right to provide airline or train tickets in our short-break packages and to secure allotments. Guest visitation from the United Kingdom, Spain, Italy and Belgium reflects our relationship with these partners.

Our internet site at www.disneylandparis.com is available in 6 languages and allows site visitors to learn about our Resort, order a brochure, e-mail reservation requests directly to our reservation center, and to book certain packages or purchase theme park tickets on-line.  We currently receive approximately 1,600 on-line bookings and sell approximately 3,000 tickets on-line each month.

A.4.2   Competition

We compete for guests throughout the year with theme parks as well as other European and international holiday destinations (including ski and seaside resorts) and with other leisure and entertainment activities (including museums and cultural activities) in the Paris region.  Our hotels compete with other hotels in the Paris region and convention centres all over Europe.  Our Resort also competes with major international tourist-attracting events such as the festivities that were organised in connection with the 1999 “Millennium” celebrations (the Universal Exposition of

Hanover, the Jubilee of Rome and the Millennium Dome of London) and major sporting events, such as the soccer World Cup and the Olympic Games.

The theme park market in Europe has grown significantly over the last two decades.  According to the publication Amusement Business, the ten largest European theme parks attracted approximately 44 million guests in 2002. The following table sets forth the attendance of each of these ten destinations.

Theme Parks in Europe(1)

(in millions)

		Attendance
Theme Park	Location	2002	2001
Disneyland Resort Paris	France	13.1	12.2
Blackpool Pleasure Beach(2)	United Kingdom	6.4	6.5
Tivoli Gardens	Denmark	3.8	3.9
Europa Park	Germany	3.3	3.1
Universal’s Port Aventura	Spain	3.2	3.3
Lieseberg	Sweden	3.1	3.1
De Efteling	Netherlands	3.0	3.1
Gardaland	Italy	2.9	2.9
Bakken	Denmark	2.5	2.5
Alton Towers	United Kingdom	2.5	2.3
		43.8	42.9

(1)    Source: Amusement Business

(2)    Free admission and paid attractions

A.5          Human Resource Management

To entertain approximately 13 million guests per year coming from all over Europe, we employ an average of approximately 12,500 employees on a full-time equivalent basis.  Our employees come from approximately 100 different countries and more than one-half of them have been employed by us since Opening Day.  The table below presents the average number of persons employed by the Group as well as the associated employee costs for each of the last five fiscal years:

Period	Average Number of Employees	Total Employee Costs (€ in millions)
Fiscal year 2002	12 467	352.0
Fiscal year 2001	11 109	307.0
Fiscal year 2000	11 432	297.6
Fiscal year 1999	10 574	283.6
Fiscal year 1998	10 637	280.2

The seasonal nature of our business means that the need for employees is, to a certain extent, also seasonal.  Accordingly, we have developed a system, used in both the theme parks and the hotels, to optimise scheduling and automate labour exchange between operations.  The system improves efficiency by automating both scheduling and the corresponding pay systems.  In conjunction with this system, flexible working contracts have been negotiated with the employee representatives.  Special part-time contracts such as four-day working weeks, 32-hour weeks or individually negotiated contracts, have been implemented. As a result, over the past three fiscal years, many temporary jobs have been turned into flexible long-term contracts with Disneyland Resort Paris, facilitating job security and better training for employees. This new flexibility has helped management to better match the number of employees to the levels of customer demand.

An internal university provides permanent training for all employees in matters of service and entertainment. To improve quality, approximately 42,600 training days were provided to employees in 2002.  To enhance the diversity of skills, training classes range from finance to more specific subjects such as the welcoming of guests “Disney Style”.  We are continually seeking to enhance our image as a “teaching” company, recognised for outstanding training techniques.  As an example, in November 2000, we signed an agreement with certain of our labour unions for the creation of a new program aimed at providing employees with a new professional status called “Hôte d’Accueil Touristique” and thus a wider recognition of their skills on a national scale.  Our objective is to develop the competencies of approximately 800 employees, over a period of fifteen months, through group training that permits them to earn four different state recognized professional competency certificates.

Seven French labour unions, the Confédération Générale du Travail (C.G.T.), the Confédération Française Démocratique du Travail (C.F.D.T.), the Confédération Générale de l’Encadrement (C.F.E./C.G.E.), Force Ouvrière (C.G.T./F.O.), the Confédération des Travailleurs Chrétiens (C.F.T.C.), the Syndicat Indépendant du Personnel Euro Disney (S.I.P.) and the Union Nationale des Syndicats Autonomes (U.N.S.A.), are represented at Disneyland Resort Paris.  We comply with information and consultation requirements with respect to the unions and hold other periodic consultations with employee representatives.  Since Opening day, there have been no significant strikes or work stoppages.

In June 1998, the French Government enacted a law to reduce the official work week from 39 to 35 hours.  For companies that implemented the 35-hour week before July 1, 1999, the French government is providing subsidies in the form of lower payroll taxes for each of the five years following the date of implementation.  We began operating on the basis of a 35-hour work week on June 6, 1999 and benefit from such subsidies, which have helped to offset the costs of additional employees.

We have made no distributions under our statutory profit sharing plan.  However, since October 1, 1995, the Group has provided employees a supplemental profit sharing plan. Under the latest plan signed March 27, 2002 applying to fiscal years 2002 through 2004, employees are eligible to receive a bonus of between 0.2% to 3.2% of their annual salary, if Income before Lease and Net Financial Charges as presented in the Consolidated Financial Statements of the Group reaches certain pre-defined thresholds.

The following table summarises amounts paid under this profit sharing plan for each of the last five fiscal years:

	Year ended September 30,
(€ in millions)	2002	2001	2000	1999	1998
Total Profit Sharing Expense	—	1.9	—	1.7	1.2

In addition, an employee savings plan exists in order to facilitate and encourage individual savings.  The Company matches 30% of the first € 3,050 of each employees’ contribution to the plan each year.

A.6      Significant Operating Contracts

A.6.1   Agreements with French Governmental Authorities

On March 24, 1987, The Walt Disney Company entered into the Master Agreement with the Republic of France, the Region of Ile-de-France, the Department of Seine-et-Marne, the Public Establishment for the Development of the new region of Marne-la-Vallée (l’Etablissement Public d’Aménagement de la Ville Nouvelle de Marne-la-Vallée - EPAMarne) and the Suburban Paris Transportation Authority (RATP), for the development of the Resort and other various development phases for the 1,943 hectares of undeveloped land located 32 kilometres east of Paris in Marne-la-Vallée, France.  Immediately after, The Walt Disney Company assigned its rights and obligations under the Master Agreement to Euro Disney Corporation, a wholly-owned subsidiary incorporated in Delaware.  The French governmental authorities party to the Master Agreement have subsequently waived all rights of recourse against The Walt Disney Company under the Master Agreement.  In addition, in 1988 a new governmental authority named the Public Establishment for the Development of Sector IV of Marne-la-Vallée (“EPA France”), with responsibility for the development of the entirety of the Resort, was created pursuant to the Master Agreement and became a party thereto.  The Company and Euro Disneyland S.N.C. (“the Phase IA Financing Company”) became parties to the Master Agreement in April 1989, and Euro Disney Associés S.N.C. (“EDA SNC”) became a party in January 1995 following the Financial Restructuring.  While the Company, the Phase IA Financing Company and EDA SNC are severally responsible to the French public authorities for the performance of the Master Agreement, the Company, in its capacity as main partner and the main beneficiary of the undertakings of the Master Agreement, has ultimate responsibility for the performance obligations under the Master Agreement.  See Item 4 - Section C.2 “Financing Companies” for additional information on the Phase IA Financing Company and EDA SNC.

The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure.  It provides that loans with specific terms and conditions shall be granted.   The significant components thereof are summarised below.

Development planning

The Master Agreement sets out a master plan for the development of the land and a general development program defining the type and size of facilities that we have the right to develop, subject to certain conditions, over a 30-year period ending in 2017. Before beginning any new development phase, we must provide EPA France and several other French public authorities a proposal and other relevant information for approval.  On the basis of the information provided, the Company and the authorities involved develop detailed development programmes.

On December 9, 1997, we and EPA France concluded a detailed program for a new phase of the Val d’Europe urban development. (see Item 4, Section A.3.6 - “Development Activities”).

Financing of infrastructure

The Master Agreement specifies the infrastructure to be provided by the French authorities to the Resort. The relevant French public authorities have a continuing obligation to finance construction of the primary infrastructure, such as highway interchanges, primary roadways to access the site, water distribution and storage facilities, rain water and waste water treatment facilities, waste treatment installations, gas and electricity distribution systems as well as telecommunication networks.  The Master Agreement also specifies the terms and conditions of our contribution to the financing of certain infrastructure.

Infrastructure provided by the French governmental authorities included the extension on the “A” line of the RER suburban rail link (which links Paris and its eastern and western suburbs to the Resort site with two stations), the construction of two interchanges linking the Resort directly with the A4 motorway, a TGV (high speed train) station linking the Resort to other major cities of Europe and the completion of an access road around the Resort site.

Land rights

The Master Agreement provides for our right, subject to certain conditions, to acquire the land necessary for the expansion of the Disneyland Resort Paris on the Marne-la-Vallée site.  Our exercise of these acquisition rights is subject to certain development deadlines, which if not met would result in the expiration of these rights.  Through the date of this Annual Report, all minimum development deadlines have been met and no land rights have expired unused.  The next deadline for the expiration of land right options will be December 31, 2007.

In order to maintain our land acquisition rights for the remaining undeveloped land around the Resort (approximately 1,100 hectares), we are required to pay annual fees to EPA France.  For fiscal year 2002, these fees totalled € 0.8 million.  As of September 30, 2002, approximately 900 hectares of land had been developed or were the subject of undertakings for development.

Department of Seine-et-Marne tax guarantee

Pursuant to the Master Agreement, our Company, the Phase IA Financing Company, EDA SNC and the Republic of France guaranteed a minimum level of tax revenues to the Department of Seine-et-Marne. If the Department’s tax revenues are less than the amount of charges borne by the Department for primary and secondary infrastructure during the period from 1992 to 2003, the Republic of France and our Company will each reimburse, in equal shares to the Department, the difference between the tax revenues collected and the charges borne, up to an aggregate amount of approximately € 45.0 million (adjusted for inflation from 1986). No amounts were due with respect to this tax guarantee as of the end of the first measurement period on December 31, 1998. A second and last assessment, covering the entire period, will be made on December 31, 2003.

A.6.2      Participant Agreements

Our Company has entered into long-term participant agreements with companies that are leaders in their fields.  As of the close of fiscal year 2002, 14 participant agreements were in effect, with the following companies: American Express, Coca-Cola, Esso, France Telecom, General Motors, Hasbro Inc., Hertz, IBM, Kellogg’s, Kodak, McDonald’s, Nestlé, Perrier-Vittel and Orange.  These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on site through the sponsorship of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village’s attractions, restaurants or other facilities, (ii) promotional and marketing rights with respect to the category of product which is covered by the participant agreement, and (iii) the status of privileged supplier of our Company.  Each participant agreement terminates automatically in the event of termination of the License Agreement between The Walt Disney Company (Netherlands) B.V. and the Company.  (See “License Agreement” discussion in Item 4, Section A.6.3 — “Undertakings and Agreements with The Walt Disney Company and Subsidiaries”).

During fiscal year 2002, our Company signed a participant agreement with Visa, which replaced as of January 1, 2003, the expired American Express contract.

A.6.3   Undertakings and Agreements with The Walt Disney Company and Subsidiaries

Undertakings

In connection with the Financial Restructuring, The Walt Disney Company agreed, so long as certain indebtedness is outstanding to our major creditors, to hold at least 34% of the common stock of our Company until June 10, 1999, at least 25% until June 10, 2004 and at least 16.67% thereafter.  In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of our common stock until 2027.

In addition, pursuant to a separate letter to the creditors under one of our principal debt agreements, The Walt Disney Company has agreed that if it opens, or licenses a third party to open, a Disney-type park within 2,500 kilometers of the Resort prior to the earlier of January 1, 2004 and the time that we meet certain financial conditions, then The Walt Disney Company will guarantee the repayment of amounts outstanding under such debt agreement until January 1, 2004 or such time as the financial conditions have been satisfied.

Our Company and Euro Disneyland Participations S.A., an indirect 99.9%-owned subsidiary of The Walt Disney Company (which is also a partner of the Phase IA Financing Company) have agreed to indemnify the partners of the Phase IA Financing Company as to all liabilities arising under the Master Agreement of our Company and the Phase IA Financing Company.  To the extent the resources of our Company and the Phase IA Financing Company are insufficient to cover any such indemnity, The Walt Disney Company, through a wholly-owned subsidiary, has agreed to indemnify the partners of the Phase IA Financing Company up to an additional
€ 76.2 million.   In connection with the Financial Restructuring, EDA SNC also undertook certain indemnification obligations in favour of the partners of the Phase IA Financing Company in respect of certain liabilities arising under the Master Agreement.

Development Agreement

Pursuant to the Development Agreement dated February 28, 1989 (the “Development Agreement”) with our Company, Euro Disney S.A. provides and arranges for other subsidiaries of The Walt Disney Company to provide a variety of technical and administrative services to the Company.  These services are in addition to the services Euro Disney S.A. is required to provide as Management Company (see Item 10, Section B.1- The Management Company) and include, among other things, the development of conceptual designs for our existing theme park and future facilities and attractions, the manufacture and installation of specialised show elements, the implementation of specialised training for operating personnel, the preparation and updating of operations, maintenance and other technical manuals and the development of a master land use plan and real estate development strategy.  As the Development Agreement concerns the entire Resort, the services provided by Euro Disney S.A. pursuant to the Development Agreement extend to all the installations of Walt Disney Studios Park, primarily for the design and construction of said installations.  Euro Disneyland Imagineering S.A.R.L. (“EDLI”), an indirect subsidiary of The Walt Disney Company, was responsible for management and administration of the overall design as well as the construction of our theme parks, including the design and procurement of the show-and-ride equipment.  Most of the other facilities of the Resort were designed under our supervision with the administrative and technical assistance of affiliates of The Walt Disney Company specialised in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

We reimburse Euro Disney S.A. for all of its direct and indirect costs incurred in connection with the provision of services under the Development Agreement.  These costs include, without limitation, (i) all operating expenses of Euro Disney S.A., including overhead and implicit funding costs, (ii) all costs incurred directly by Euro Disney S.A. or billed to it by third parties and (iii) certain costs plus 10% billed to Euro Disney S.A. for services performed by The Walt Disney Company or any of its affiliates.  Such costs vary considerably from one fiscal year to another depending upon the projects under development.

The Development Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party.  The Development Agreement may be terminated by Euro Disney S.A. and us under certain conditions, in particular in case of a change of control of our Company and of the Phase IA Financing Company, or in case either company were to be liquidated.

Phase II Development Fee

As part of the terms of the Financial Restructuring, we are required to pay a one-time development fee of  € 182.9 million upon the satisfaction of certain conditions, including conditions relating to Walt Disney Studios Park.   In order to obtain the approval of the financing of Walt Disney Studios Park by our lenders and the lenders of the Financing Companies from which we lease a substantial portion of our operating assets, The Walt Disney Company agreed in September 1999 to amend the terms for the development fee so that it will not be due unless and until future events occur, including the repayment of existing bank debt (as defined in the agreement) and the achievement of specified cash flow levels.  The determination as to whether the specified cash flow levels have been achieved will be made on the date that the CDC loans for Walt Disney Studios Park are repaid and, in any case, no later than November 1, 2029.

License Agreement

Under the License Agreement, dated February 28, 1989 between The Walt Disney Company (Netherlands) B.V. (a subsidiary of The Walt Disney Company) and our Company (the “License Agreement”), we were granted a license to use any present or future intellectual and industrial property rights of The Walt Disney Company that may be incorporated into attractions and facilities designed from time to time by The Walt Disney Company and made available to us.  In addition, the License Agreement authorises the sale, at the Resort, of merchandise incorporating or based on intellectual property rights owned by or otherwise available to The Walt Disney Company.  These intellectual property rights are registered in the name of The Walt Disney Company, which is responsible for the control of their protection in France.  Royalties to be paid by our Company for the use of these rights were originally equal to:

(i)                 10% of gross revenues (net of value-added tax (“VAT”) and other similar taxes) from rides, admissions and related fees (such as parking, tour guide and similar service fees) at all theme parks and attractions;

(ii)              5% of gross revenues (net of VAT and other similar taxes) from merchandise, food and beverage sales in or adjacent to any theme park or other attraction or in any other facility (with the exception of the Disneyland Hôtel) whose overall design concept is based predominantly on a The Walt Disney Company theme;

(iii)           10% of all fees due from participants; and

(iv)          5% of all gross revenues (net of VAT and other similar taxes) from the exploitation of hotel rooms and related revenues at certain Disney-themed accomodations. None of our currently existing hotels at Disneyland Resort Paris are considered Disney-themed as defined in the Licence Agreement, except the Disneyland Hôtel which is specifically excluded.

As part of the Financial Restructuring, The Walt Disney Company amended the license agreement and, as a result, no royalties were due for fiscal years 1994 through 1998.   Starting in fiscal year 1999 and until fiscal year 2003 (inclusive), the royalties payable by us are being calculated at rates equal to 50% of the rates stated above.  In addition, the Walt Disney Company (Netherlands) B.V. has agreed to a revised payment schedule for the royalties for the last three quarters of fiscal year 2003 and for all of fiscal year 2004  and to a reduction under certain circumstances of a portion of the fiscal year 2003 royalties.  See Item 5, Section D - "Liquidity".  Beginning in fiscal year 2004, we will be responsible for the payment of 100% of the royalties stated above.

The License Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party.  The License Agreement gives The Walt Disney Company substantial rights and discretion to approve, monitor and enforce the use of The Walt Disney Company intellectual properties within the Resort.  The License Agreement may be terminated by The Walt Disney Company upon the occurrence of certain events, including the removal or replacement of the Management Company (Gérant), a change in control, directly or indirectly, of our Company, certain affiliates and the Phase IA Financing Company, the liquidation of our Company or certain affiliates, certain assignments of our interests in the License Agreement, the imposition of laws or regulations that prohibit us or certain affiliates from performing their material obligations under the License Agreement or the imposition of taxes, duties or assessments that would materially impair our assets, surplus or distributable earnings of the Company or those of certain of our affiliates.

B.         Business overview

See Item 4, Section A. “History And Development Of The Company And Business Overview”.

C.         Organisational structure

Our Company is a société en commandite par actions (“SCA” - similar in certain respects to a master limited  partnership in the U.S.) organised under the laws of the Republic of France.  Our Company was originally organised and incorporated in Paris on December 17, 1985 under the name Mivas S.A., in the form of a French société anonyme  (“SA” - similar to a U.S. corporation), which was closely held.  In 1988, EDL Holding Company, a Delaware corporation wholly-owned by The Walt Disney Company and currently owner of approximately 39% of the shares of our common stock, acquired 99% of the shares of Mivas S.A., whose corporate name was changed to Société d’Exploitation d’Euro Disneyland S.A.  At an extraordinary meeting held in February 1989, the shareholders of Société d’Exploitation d’Euro Disneyland S.A. decided to modify our corporate form from an SA to an SCA and to change our corporate name to Euro Disneyland S.C.A.  In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium.  At the annual general meeting of shareholders on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted.

C.1                   Operating Companies

Euro Disney S.C.A.

Our Company operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hôtel, the Davy Crockett Ranch and the Golf Course.

EDL Hôtels S.C.A.

EDL Hôtels S.C.A. (“EDL Hotels”), our 99.9%-owned subsidiary which operates Disney Village and all of the hotels, other than the Disneyland Hôtel and the Davy Crockett Ranch, is organised as a general partnership governed by the same principles as our Company.

The general partner of EDL Hotels is EDL Hôtels Participations S.A., a French SA and our 99.9%-owned subsidiary.  The Management Company of EDL Hotels is Euro Disney S.A., which is also our Management Company.

C.2          Financing Companies

Phase IA Financing Company and Euro Disney Associés S.N.C.

The Phase IA Financing Company owns Disneyland Park and leases it to EDA SNC pursuant to a leasing structure entered into in connection with the Financial Restructuring. Both are organised as French sociétés en nom collectif (“SNC” - which is similar in certain respects to a general partnership in the U.S.).  EDA SNC in turn subleases the park to us. Also, as part of the Financial Restructuring, we and the Phase IA Financing Company sold to EDA SNC certain Disneyland Park assets for € 213.4 million, which are leased back to us by EDA SNC at a nominal interest rate of 1%. We have an option to repurchase such assets.  See Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17 - “Financial Statements”.

The partners of the Phase IA Financing Company are various banks, financial institutions and companies that hold 83% of the Phase IA Financing Company’s shares, and Euro Disneyland Participations S.A., a French SA and an indirect 99%-owned subsidiary of The Walt Disney Company, that holds 17% of such shares.  We have no ownership interest in the Phase IA Financing Company.  For a description of the financing arrangements of the Phase IA Financing Company with us and related future lease commitments, see Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17 - “Financial Statements”. We are jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility).  The partners are subject to unlimited joint and several liability for the financial obligations of the Phase IA Financing Company.  Certain of the creditors of the Phase IA Financing Company, however, have effectively waived recourse against the partners of the Phase IA Financing Company. The Phase IA Financing Company has consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes.  In return, the partners agreed to provide subordinated partners’ advances to the Phase IA Financing Company at an interest rate below the market rate.

The Phase IA Financing Company is managed by a Management Company, Société de Gérance d’Euro Disneyland S.A., a French SA and an indirect 99.8%-owned affiliate of The Walt Disney Company.

Phase IB Financing Companies

Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C. (collectively, the “Phase IB Financing Companies”), each of which (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hotels, (ii) owns the related hotel or Disney Village, as the case may be, and (iii) leases the related hotel or Disney Village, as the case may be, to EDL Hotels S.C.A., and (iv) is organised as a French SNC governed by the same principles as the Phase IA Financing Company.

The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies.  We have no ownership interest in the Phase IB Financing Companies.  For a description of the financial arrangements of the Phase IB Financing Companies with us and related future lease commitments, see Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17 - “Financial Statements”.  EDL Hotels has guaranteed all of the loan repayment obligations of the Phase IB Financing Companies to their creditors and partners.  The partners of the Phase IB Financing Companies are subject to unlimited joint and several liability for the financial obligations of the Phase IB Financing Companies.  Nevertheless, the creditors of the Phase IB Financing Companies have waived recourse against the partners of the Phase IB Financing Companies.  The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 (with the exception of Centre de Divertissements Associés S.N.C. which generated tax losses until December 31, 1998). The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes.  In return, the partners agreed to provide subordinated partners’ advances to the Phase IB Financing Companies at an interest rate below the market rate.

Pursuant to the respective by-laws of the Phase IB Financing Companies, the Management Company of each of the Phase IB Financing Companies is EDL Services S.A., a French SA and a 99.8%-owned subsidiary of the Company.

Centre de Congrès Newport S.A.S.

Centre de Congrès Newport S.A.S. (“SAS” - a simplified SA), which is an indirect 99.9%-owned affiliate of The Walt Disney Company, a société par actions simplifiée entered into sale/leaseback agreements with EDL Hotels pursuant to which the SAS financed and acquired the Newport Bay Club Convention Center (opened to the public in September 1997) and, when constructed, leased it back to EDL Hotels. EDL Hotels has an option to repurchase such assets.  See also Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17 - “Financial Statements”.

C.3          Ownership Structure of the Group

C.3.1   Overview of Group Legal Structure

The Walt Disney Company
Group US Entities
100%
Walt Disney
International France SAS
100%
Euro Disney
Associés S.N.C.
99.9%
100%
EDL
Participations S.A.
99.8%
EDL
Holding Company
Walt Disney
Participations SAS
Centre de Congrès
Newport S.A.S.
99.9%
99%
Euro Disney
S.A.
Société de Gérance
d'Euro Disneyland S.A.
99.8%
Euro Disneyland
S.N.C.
17%
Euro Disneyland
Participations S.A.
99.9%
39.1%
Prince
Alwaleed*
16.3%
EURO DISNEY
S.C.A.
Euro Disneyland
Imagineering S.A.R.L.
98%
Other
Shareholders
44.6%
99.8%
EDL Services
S.A.
99.9%
ED Resort
S.C.A.
99.9%
EDL Hotels
Participations S.A.
99.9%
EDL Hotels
S.C.A.
Hôtel New-York
Associés S.N.C.
99.9%
ED Resort Services
S.C.A.
Newport Bay Club
Associés S.N.C.
99.8%
Val d'Europe
Promotion S.A.
0.02%
Sequoia Lodge
Associés S.N.C.
80%
ED Spectacles
S.A.R.L.
20%
Cheyenne Hotel
Associés S.N.C.
99.9%
Euro Disney
Vacances S.A.
0.01%
Hotel Santa Fe
Associés S.N.C.
99.9%
Euro Disney Vacaciones
S.A.
Centre de Divertissements
Associés S.N.C.
S.E.T.E.M.O Imagineering
S.A.R.L.
100%
Debit de Tabac
S.N.C.
40%
60%
ED Finances S.N.C.
(4 entities)
50%
50%

D.            PROPERTY, PLANT AND EQUIPMENT

Our resort-related facilities are comprised of the two theme parks (including related support buildings), the seven themed hotels, Disney Village and the Golf Course.  We lease all of these facilities except Walt Disney Studios Park, Disneyland Hôtel, Davy Crockett Ranch and the golf course, which we own.  We also own three employee housing buildings.  These facilities are all located in Marne-la-Vallée, France.  We believe that our facilities are suitable and adequate for the conduct of our business.

The Master Agreement provides us for the right, subject to certain conditions, to acquire the land necessary for the realisation of the Resort and the general availability of the 1,943 hectares (approximately 4,800 acres) Marne-la-Vallée site.  The existing Resort facilities and related developments in progress, plus all associated public and private infrastructure works, are located on approximately 900 hectares of this land.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our Consolidated Financial Statements, the related notes thereto included in Item 17 “Financial Statements” herein and Item 3.D “Key Information — Risk Factors”.  Our Consolidated Financial Statements have been prepared in accordance with French GAAP, which differs in certain respects from U.S. GAAP.  In certain areas, particularly accounting for leases and interest expense recognition, these differences are significant.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to our consolidated results of operations and financial position, see Note 27 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

A.         General

Fiscal year 2002 was highlighted by the opening of our second theme park, Walt Disney Studios.  For the full fiscal year, and particularly since the opening of Walt Disney Studios Park, record attendance, occupancy and per guest spending have been achieved despite the weak tourism environment.  The net results for fiscal year 2002 were impacted by the exceptional pre-opening costs linked to the new theme park.

Our net result for the fiscal year 2002 decreased significantly from that of fiscal year 2001.  Fiscal year 2002 net loss was € 33.1 million compared to a net income of € 30.5 million in fiscal year 2001.  This decrease was due to the fact that the operating margin declined from the prior year level, while at the same time, we incurred significant pre-opening expenses related to Walt Disney Studios Park (€ 37.2 million) and, as planned, we had to face increased lease and net financial charges.  The pre-opening charges related to Walt Disney Studios Park were recorded as exceptional expenses as incurred.

B.         Financial Restructuring

Our results of operations have been significantly affected by the restructuring of our financial obligations in 1994, which followed significant operating losses that we incurred after the Resort opened in 1992.  The restructuring included an agreement by our banks and financial institution creditors to temporarily forgive interest and defer principal payments on our loans, an agreement by The Walt Disney Company to waive royalties and management fees that we otherwise would have owed to it, and a sale/leaseback of certain assets and other financial arrangements with The Walt Disney Company and its affiliates.  The Financial Restructuring has had a significant impact on our results of operations and net cash flow over the last eight fiscal years, as we have prepaid borrowings, paid lower interest and principal and paid significantly reduced royalties and management fees to The Walt Disney Company.

The impact of the Financial Restructuring is declining.  The rate of interest forgiveness was at its peak during the second half of fiscal year 1994 and has progressively decreased since that time.  Beginning in fiscal year 1998, materially all interest charges were reinstated to their normal levels, although approximately € 6.1 million of interest forgiveness will continue in effect through fiscal year 2003.  Our principal payment obligations, and the principal portion of our lease payments to special purpose finance companies that have borrowed from banks and financial institutions, were deferred for three years from their original due date and, as a result, principal payments began in fiscal year 1998.  Management fees will continue to be progressively reinstated through fiscal year 2018, while royalties will be fully reinstated from half their normal rates beginning in fiscal year 2004.  See Item 4, Section A.6.3 – “License

Agreement” and Item 10, Section B.1 – “The Management Company”.  As a result, in fiscal year 2004 expenses related to these obligations will increase to a level of approximately double their fiscal year 2002 total of € 35.5 million.

C.         Results of operations

Certain reclassifications have been made to the fiscal year 2001 amounts to conform to the fiscal year 2002 presentation.

C.1      Results of Operations for Fiscal Year 2002 compared with Fiscal Year 2001

The following table provides information regarding our key operating indicators over the past five years:

	Theme Parks (1)		Hotels
Fiscal years	Total guests (in millions)	Spending Per guest (2)	Occupancy Rate (3)	Spending Per room (4)
2002	13.1	€ 44.4	88.2%	€ 193.3
2001	12.2	€ 43.1	86.0%	€ 186.3
2000	12.0	€ 42.2	82.9%	€ 183.0
1999	12.5	€ 40.7	82.6%	€ 177.3
1998	12.5	€ 39.3	80.9%	€ 173.8

(1) Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

(2)  Average daily admission price and spending for food, beverage and merchandise sold in the Theme Parks, including value added tax.

(3) Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4) Average daily room price and spending on food, beverage and merchandise sold in hotels, including value added tax.

Revenues

Our revenues were generated from the following sources:

	Year ended September 30,		Variation
(€ in millions)	2002	2001	Amount	Percent
Theme Parks	526.0	476.4	49.6	10.4%
Hotels and Disney Village	411.7	386.5	25.2	6.5%
Other	111.0	105.1	5.9	5.6%
Resort Segment	1 048.7	968.0	80.7	8.3%

Real Estate Development Segment	27.3	37.2	(9.9)	(26.6% )

Total Revenues	1 076.0	1 005.2	70.8	7.0%

Theme Park revenues increased 10.4 % to € 526.0 million from € 476.4 million in the prior year as a result of increased admission revenues linked to the opening of our second theme park, Walt Disney Studios, on March 16, 2002, and higher park admission prices.  Merchandise and food and beverage revenues in the Theme Parks also increased as a result of higher total theme park attendance.

Hotels and Disney Village revenues increased 6.5 % to € 411.7 million from € 386.5 million in the prior year driven by strong occupancy (especially during the third and fourth quarters) and higher guest spending per room.  As planned, Disney Village revenues benefited from increased guest flow to the restaurants as a result of the opening of Walt Disney Studios Park.

Other revenues (which primarily includes participant sponsorships, transportation and other travel services sold to guests) increased € 5.9 million to reach € 111.0 million.

Walt Disney Studios Park did not begin to impact operating revenues until the second half of our fiscal year.  During the second half of our fiscal year, revenue growth at our Theme Parks was 13.1%, a substantial improvement which, however, did not meet our expectations.  Revenue growth at our Hotels and Disney Village was 9.9%, which modestly exceeded our expectations.

Real Estate Development revenues decreased from € 37.2 million in the prior year to € 27.3 million in fiscal year 2002, as planned. Real Estate Development revenues in fiscal year 2002 included primarily commercial and residential land sale transactions at our Val d’Europe town centre project.  In addition, revenues included fees earned related to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development.

Costs and expenses

Our costs and expenses were composed of:

	Year ended September 30,		Variation
(€ in millions)	2002	2001	Amount	Percent
Direct operating costs*	617.2	551.3	65.9	12.0%
Marketing, general and administrative expenses	183.5	183.0	0.5	0.3%
Depreciation and amortisation	64.1	54.0	10.1	18.7%
Royalties and management fees	35.5	31.7	3.8	12.0%
Total costs and expenses	900.3	820.0	80.3	9.8%

*  Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

Operating margin for fiscal year 2002 decreased € 9.5 million, resulting from increased Resort Segment margin of
€ 2.2 million, offset by an anticipated decrease of  € 11.7 million in the Real Estate Development Segment margin.

Total costs and expenses were € 900.3 million in fiscal year 2002 compared to € 820.0 million in the prior year, an increase of € 80.3 million.  This increase in costs and expenses related primarily to increased direct operating costs (+ € 65.9 million) and increased depreciation and amortisation charges (+ € 10.1 million).   These cost increases relate primarily to the operations of Walt Disney Studios Park.  Direct operating costs were also impacted by increases in safety, security and insurance costs totalling approximately € 6.8 million following the events of September 11, 2001.

Additionally, as of October 1, 2001, the Group revised the estimated useful lives of certain long-lived assets in order to more appropriately reflect their intended use, which had the impact of decreasing fiscal year 2002 depreciation expense on these assets by € 5.7 million.

Lease rental expense and net financial charges

Lease rental expense and net financial charges were composed of:

	Year ended September 30,		Variation
(€ in millions)	2002	2001	Amount	Percent
Lease rental expense	188.8	185.8	3.0	1.6%
Financial income	(59.1)	(89.8)	30.7	(34.2)%
Financial expense	41.1	51.5	(10.4)	(20.2)%
Total	170.8	147.5	23.3	15.8%

Lease rental expense represents payments under financial lease arrangements with the unconsolidated financing companies and approximates the related debt service payments of such financing companies.  Financial income is principally composed of the interest income earned on long-term loans provided to the financing companies and interest income on cash and short-term investments, as well as net gains arising from foreign currency transactions. Financial expense is principally composed of interest charges on long-term borrowings and the net impact of interest rate hedging transactions.

The rate of interest forgiveness resulting from the 1994 Financial Restructuring was at its peak during the second half of fiscal year 1994 and has progressively decreased since that time.  In fiscal year 1998, substantially all interest charges were reinstated to normal levels; however, approximately € 6.1 million of interest forgiveness per year will continue in effect and favourably impact lease rental expense through the end of fiscal year 2003.

Lease rental expense and net financial charges analysed by nature of expense was composed of:

	Year ended September 30,		Variation
(€ in millions)	2002	2001	Amount	Percent
Interest based expenses, debt and lease related (1)	87.0	106.8	(19.8)	(18.5)%
Interest income on cash and deposit balances	(2.7)	(18.9)	16.2	(85.7)%
Loan repayments included in lease expenses:
- Due to external third parties	30.3	13.1	17.2	131.3%
- Due to Euro Disney Group	41.1	34.3	6.8	19.8%
	71.4	47.4	24.0	50.6%

Other	15.1	12.2	2.9	23.8%
Total Lease and Net Financial Charges	170.8	147.5	23.3	15.8%

(1) Net of capitalised interest charges of € 9.2 million and € 15.2 million in fiscal years 2002 and 2001, respectively.

Lease and net financial charges increased to € 170.8 million from € 147.5 million.  This increase was primarily attributable to:

•                  Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets (€ 24.0 million),

•                  Decreased interest income on cash, short-term investments and deposits (€ 16.2 million) resulting primarily from lower average cash balances during the year linked to large debt reimbursements and cash outflows associated with the construction and opening of Walt Disney Studios Park,

These negative factors were partially offset by:

•                  Decreased interest based expenses of € 19.8 million, primarily resulting from the reimbursement of € 373.7 million of Convertible Bonds on October 1, 2001 and lower variable interest rates, partially offset by the additional interest charges associated with the new CDC loans for the construction of Walt Disney Studios Park.

During fiscal year 2002, the component of lease rental expense related to the financing companies loan repayments was € 71.4 million.  For fiscal years 2003 and 2004, the equivalent amounts are scheduled to increase to € 89.7 million and € 108.1 million, respectively.   Of these amounts, third- party loan principal repayments (requiring a net cash outflow from the Group) were € 30.3 million in fiscal year 2002, and will be approximately € 37.5 million and € 40.9 million in fiscal years 2003 and 2004, respectively.

Exceptional loss, net

For fiscal year 2002, exceptional loss, net totalled € 38.0 million, primarily reflecting € 37.2 million of Walt Disney Studios Park pre-opening costs, € 1.0 million of euro implementation costs and € 1.0 million of reorganisation charges.  These exceptional charges were partially offset by € 0.7 million of net adjustments to provisions for risks and charges.  The exceptional pre-opening costs incurred during the year included the costs of hiring and training of Walt Disney Studios Park employees during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events that took place throughout February and March 2002.

For fiscal year 2001, exceptional losses, net totalled € 7.2 million, primarily reflecting € 5.3 million of Walt Disney Studios Park pre-opening costs, € 2.3 million of losses on the early repurchase of a portion of the Company’s 6.75% Convertible Bonds, € 1.5 million of euro implementation costs, € 1.4 million of fixed asset write-offs and  € 0.8 million of net adjustments to provisions for risks and charges.  These exceptional charges were partially offset by an adjustment to the provision for storm repairs resulting in a net exceptional income of € 2.3 million.

Net loss

Net loss for fiscal year 2002 was € 33.1 million, reflecting exceptional charges related to the pre-opening costs of Walt Disney Studios Park and lower income before exceptional items.

C.2      Results of Operations for Fiscal Year 2001 Compared with Fiscal Year 2000

Revenues

Our revenues were generated from the following sources:

	Year ended September 30,		Variation
(€ in millions)	2001	2000	Amount	Percent
Theme Park	476.4	459.5	16.9	3.7%
Hotels and Disney Village	386.5	370.3	16.2	4.4%
Other	105.1	114.9	(9.8)	(8.5)%
Resort Segment	968.0	944.7	23.3	2.5%

Real Estate Development Segment	37.2	14.5	22.7	156.6%

Total Revenues	1 005.2	959.2	46.0	4.8%

Theme Park revenues increased to € 476.4 million, an improvement of 3.7% over the prior year, driven by an increase of 184,000 theme park guests and moderate increases in spending per guest.  Spending per guest increased € 0.9 as a result of moderately higher admissions prices (+0.9%), higher merchandise spending (+3.8%) and food and beverage spending (+2.4%).

Hotels and Disney Village revenues increased to € 386.5 million, an improvement of 4.4% over the prior year.  Hotel occupancy increased 3.1 ppt from the prior year to reach a new record level of 86.0%, accounting for a majority of the improvement in revenues.  Guest spending per room also increased moderately during the year (+1.8%).

Other revenues (which primarily includes participant sponsorships and transportation and other travel services sold to guests) decreased € 9.8 million to € 105.1 million, due to an insurance reimbursement received in the prior year.  The prior year insurance reimbursement of € 19.7 million was received as compensation for the operating losses incurred as a result of the December 26, 1999 storm, which disrupted prior year operations at Disneyland Park and the Davy Crockett Ranch.  The decrease in other revenues can be primarily attributed to this insurance reimbursement, partially offset by improvements in the remaining components of other revenues.

Real Estate Development revenues increased to € 37.2 million from € 14.5 million in the prior year, an improvement of € 22.7 million, the result of several projects which have been in progress over recent years.  Fiscal year 2001 development revenues related primarily to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on the Disneyland Resort Paris site for new hotels and an international business park.  In addition, revenues include land sales to third-party developers for various residential and commercial projects currently underway in Val d’Europe and elsewhere on the site.

Costs and expenses

Our costs and expenses were composed of:

	Year ended September 30,		Variation
(€ in millions)	2001	2000	Amount	Percent
Direct operating costs*	551.3	531.4	19.9	3.7%
Marketing, general and administrative expenses	183.0	171.0	12.0	7.0%
Depreciation and amortisation	54.0	49.9	4.1	8.2%
Royalties and management fees	31.7	31.1	0.6	1.9%
Total Costs and Expenses	820.0	783.4	36.6	4.7%

*  Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

Operating costs increased 4.7% to € 820.0 million in fiscal year 2001, an increase of € 36.6 million over the prior year.  This increase primarily reflects higher labour, cost of sales and marketing costs.  Marketing costs increased significantly primarily due to higher media spending designed to heighten awareness of the Disneyland Resort Paris product offer in anticipation of the launch of Walt Disney Studios Park in spring 2002.

Operating margin grew by 5.3% to € 185.2 million, an improvement of € 9.4 million, driven by the increase in real estate development activities.  Real estate development activities contributed € 23.8 million to the operating margin in fiscal year 2001 compared to € 2.9 million in the prior year.

Lease rental expense and net financial charges

Lease rental expense and net financial charges were composed of:

	Year ended September 30,		Variation
(€ in millions)	2001	2000	Amount	Percent
Lease rental expense	185.8	151.1	34.7	23.0%
Financial income	(89.8)	(74.8)	(15.0)	(20.1)%
Financial expense	51.5	62.0	(10.5)	(16.9)%
Total	147.5	138.3	9.2	6.7%

Lease rental expense represents payments under financial lease arrangements with the unconsolidated financing companies and approximates the related debt service payments of such financing companies.  Financial income is principally composed of the interest income earned on long-term loans provided to the financing companies and interest income on cash and short-term investments, as well as net gains arising from foreign currency transactions. Financial expense is principally composed of interest charges on long-term borrowings and the net impact of interest rate hedging transactions.

The rate of interest forgiveness resulting from the Financial Restructuring was at its peak during the second half of fiscal year 1994 and has progressively decreased since that time.  In fiscal year 1998, substantially all interest charges were reinstated to normal levels; however, approximately € 6.1 million of interest forgiveness per year will continue in effect through fiscal year 2003.

Lease and net financial charges increased by € 9.2 million in fiscal year 2001 when compared to the prior year. This increase is primarily attributable to scheduled increases in lease rental expense related to principal repayments on the debt of the financing companies (€ 20.6 million) and higher variable interest rates than in the prior year (€ 6.9 million).  These increases were partially offset by savings on interest charges related to the early repurchase and retirement of a portion of the Company’s 6.75% Convertible Bonds (€ 10.7 million) and increased interest income on cash and short-term investments (€ 4.1 million), resulting primarily from the proceeds of the financing for Walt Disney Studios Park and higher returns on variable rate investments.

The impact of additional interest expenditures (€ 10.8 million) associated with the new credit agreement with the CDC, which is being used to partially finance the construction of Walt Disney Studios Park, was entirely offset by the impact of additional interest capitalisation on the project.

During fiscal year 2001, the component of lease rental expense related to the financing companies loan repayments was € 47.4 million.  For fiscal years 2002 and 2003, the equivalent amounts are scheduled to increase to € 71.5 million and € 89.6 million, respectively.   Of these amounts, third- party loan principal repayments (requiring a net cash outflow from the Group) were € 13.1 million in fiscal year 2001, and will be approximately € 30.3 million and € 37.5 million in fiscal years 2002 and 2003, respectively.

Exceptional income (loss), net

For fiscal year 2001, exceptional losses, net totalled € 7.2 million, primarily reflecting € 5.3 million of Walt Disney Studios Park pre-opening costs, € 2.3 million of losses on the early repurchase of a portion of the Company’s 6.75% Convertible Bonds, € 1.5 million of euro implementation costs, € 1.4 million of fixed asset write-offs and € 0.8 million of net adjustments to provisions for risks and charges.  These exceptional charges were partially offset by an adjustment to the provision for storm repairs resulting in a net exceptional income of € 2.3 million.

For fiscal year 2000, exceptional income, net totalled € 1.2 million, primarily reflecting € 10.1 million of net adjustments to provisions (excluding the storm) and asset valuation reserves, partially offset by fixed asset write-offs of € 3.4 million, € 2.6 million of Walt Disney Studios Park pre-opening costs and € 1.7 million of net losses related to the storm.

Net income

Despite an improvement in the operating margin, net income during fiscal year 2001 decreased € 8.2 million, reflecting higher lease and net financial charges as well as higher net exceptional charges of € 8.4 million.

D.         Liquidity and Capital resources

Capital Investment

The following table sets forth our capital investments:

	Year ended September 30,
(€ in millions)	2002	2001	2000
Resort Segment	270.4	239.5	205.9
Real Estate Development Segment	7.1	4.4	0.6
	277.5	243.9	206.5

Fiscal year 2002 capital expenditures for the Resort Segment primarily relate to the construction of Walt Disney Studios Park
(€ 228.6 million) and to investments related to the renovation and improvement of our existing resort assets.  Investments in our Real Estate Development Segment represent the purchase of land that the Group has leased to third-parties under long-term ground leases.

Liquidity

As of September 30, 2002, cash and short-term investments totalled € 22.4 million, a decrease of € 530.4 million from the prior year-end balance.  The decreased cash balance reflects the impact of the construction and pre-opening costs for Walt Disney Studios Park, as well as a significant debt reimbursement during the fiscal year.  Specifically, the decrease in cash resulted from:

•	Cash Flows from Operating Activities	€48.7 million
•	Cash Flows used in Investing Activities	€(269.7) million
•	Cash Flows used in Financing Activities	€(306.1) million

Cash flows from operating activities decreased to € 48.7 million from € 143.6 million in the prior year primarily as a result of lower net earnings and changes in working capital.  The lower net earnings for the year reflected exceptional pre-opening costs of
€ 37.2 million, which will not recur in the coming years.  In addition, real estate development activities generated approximately
€ 24 million less in cash flows in fiscal year 2002 than in 2001.

Cash flows used in investing activities totalled € 269.7 million and related primarily to construction costs of Walt Disney Studios Park and investments related to renovations and improvements to the existing asset base.

Cash flows used in financing activities included the repayment of our 6.75% Convertible Bond issue upon maturity on October 1, 2001 in the amount of € 373.7 million and other scheduled debt repayments in the amount of € 8.1 million, offset by € 62.5 million of drawings under our € 167.7 million standby revolving credit facility with The Walt Disney Company and a € 12.4 million decrease in debt and other security deposits.

On March 28, 2003, Euro Disney S.A. agreed that all management fees payable to it for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004 will be paid on a fiscal year-end basis rather than quarterly.  A wholly-owned indirect subsidiary of TWDC agreed to the same payment arrangement for royalties.  Euro Disney S.A. and the other indirect subsidiary of TWDC furthur agreed that due to a slow-down in tourism and the potential impact of ongoing geopolitical uncertainties, with respect to the last three quarters of fiscal year 2003, their combined royalties and management fees will not exceed the maximum amount that could be paid by the Group while maintaining compliance with the gross operating income covenant under certain of the Group's debt agreements.  Subject to the approval of the Supervisory Board, any portion of the royalties or managment fees not paid for fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.

Based upon available cash and short-term investments, the remaining availability on our € 167.7 million revolving credit facility and current forecasts of operating performance, we believe that the Group will have the resources necessary to meet funding requirements arising in the foreseeable future.  Due to repayment of our Convertible Bond issue and our substantial investment in Walt Disney Studios Park, we depend on continued growth in the Resort Segment operating margin to provide for our cash needs.

Debt

Our principal indebtedness (excluding accrued interest) decreased to € 781.4 million as of September 30, 2002 compared to
€ 1,099.9 million as of September 30, 2001 primarily as a result of the reimbursement of € 373.7 million of the Company’s 6.75% Convertible Bonds upon their maturity and € 8.1 million of scheduled principal repayments, offset by € 62.5 million of new drawings on the TWDC credit facility.  Including the unconsolidated financing companies, our principal indebtedness was € 2,219.8 million as of September 30, 2002 compared to € 2,569.1 million as of September 30, 2001.

Our principal payment obligations, and the principal portion of our lease payments to the unconsolidated financing companies, recommenced in fiscal year 1998 pursuant to the terms of the 1994 Financial Restructuring.  We paid € 172.0 million and € 412.1 million (including the Convertible Bond repurchases and maturities) of principal in fiscal years 2001 and 2002, respectively (net of principal payments we receive from the subordinated loans we made to the financing companies).  On the same basis, we will be required to pay € 47.6 million and € 66.9 million (excluding the TWDC credit facility) of net principal in fiscal years 2003 and 2004, respectively.

On September 30, 1999, the Company executed a credit agreement with the CDC to provide € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park.  The loans were fully drawn during fiscal year 2001.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 2% or 5.15%, whichever is greater, plus a margin (as defined).  The timing of interest payments depends on the size of the Company’s surpluses in cash and short-term investments at each scheduled annual repayment date.  The annual interest payments due as of December 31, 2001 and 2002 in the total amount of  € 35.0 million have been deferred in accordance with the provisions of the loans and are accruing interest until the deferred interest is paid.

Additionally, the Financial Restructuring agreements include covenants with respect to our financing arrangements.  These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds.  In October 2002, our lenders agreed to lower the required threshold for the gross operating income financial covenant for fiscal year 2002.  As part of this modification, we will submit to a new gross operating income covenant for fiscal years 2003 and 2004, the level of which is based upon our annual operating plans.  During March 2003, the Company agreed to waive its rights to the potential reduction in quarterly bank debt security deposits with its Lenders, see Notes 13 and 28 to the Consolidated Financial Statements in Item 17 "Financial Statements".  Our forecasts indicate that we will be able to meet the new financial covenant and debt security deposit requirements.

Equity

Shareholders’ equity decreased to € 1,244.8 million at September 30, 2002 from € 1,277.9 million at September 30, 2001, as a result of the net loss for fiscal year 2002.

As of September 30, 2002, TWDC, through indirect wholly-owned subsidiaries, held 39.1% of the Company’s shares and approximately 16.3% of the Company’s shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family.  No other shareholder has indicated to the Company that it holds more than 5% of the share capital of the Company.  No dividend allocation is proposed with respect to fiscal year 2002, and no dividends were paid with respect to fiscal years 2001, 2000 and 1999.

E.         Prospects

E.1       Outlook – Fiscal Year 2003

•                  For the Theme Parks, Hotels and Disney Village:

•                  An important investment cycle nearly complete.

On March 16, 2002 a significant step in the development of Disneyland Resort Paris was accomplished with the opening of our second theme park, Walt Disney Studios.  Our new park opened on-time and on-budget and with high attraction operational reliability from the start.  Guest satisfaction levels are high and currently exceed our expectations.  Over the next 18 months, we will see the lodging capacity of our site expand by an additional 1,900 third-party rooms.  This expansion of capacity was always and continues to be an important part of our strategy for increasing theme park attendance over the coming years.

Including the developments currently in process, the total third-party and governmental investment in our resort site will total € 1.7 billion.  We believe that our recent investments as well as those of our development partners are well positioned to take advantage of the trends we see in the tourism and leisure industries in Europe.  In the near term, however, our operations may be impacted by the on-going war in Iraq, and other geopolitical uncertainties.

Since opening, Disneyland Resort Paris has become the most popular and most visited family tourist destination in Europe.  The uniqueness of the Disney franchise and our product offer, the exceptional transportation networks available to guests visiting our resort, and the high quality partners investing in our development add to our unmatched competitive advantage.  Our business model is one of long-term revenue growth through the leveraging of these advantages.

During fiscal year 2003, we will continue to focus on fundamentals, namely the quality of our product and higher theme park attendance.  We believe the opening of the 1,450 additional third-party hotel rooms before our peak summer season and the extension of the average guest length of stay at the Resort are critical to our plan to increase theme park attendance in fiscal year 2003.  Success on these fundamentals coupled with carefully managed cost controls should lead to improvements in our operating margin in the Resort Segment.

•                  A focus on the heart of our product offer – Quality Family Entertainment

Our entertainment offer in fiscal year 2003 is filled with new and exciting elements as well as our tried and true Disney classics.   The year will again include The Wonderful World of Disney Parade, the Main Street Electrical Parade, the Disney Cinema Parade and The TarzanTM Encounter stage show.  Seasonal events such as Halloween Festival, Christmas Season and, new this year, the Jungle Book Carnival will continue to reinforce our product offer during the fall and winter seasons.  For summer 2003, Disney’s Fantillusion Parade will make its debut in Disneyland Park.  This night-time spectacular will allow our guests to discover their favourite Disney characters in a fantasy setting and sparkling showers of light.

•                  In the Real Estate Development segment, we are on track with our strategy to leverage the investments of third parties in the development of our resort. During fiscal year 2002, we finalised a fourth hotel agreement for 400 additional rooms to be constructed on our site and saw the opening of a 150 room third-party hotel in Val d’Europe (a new city on our development site). We currently have signed agreements for the opening of approximately 1,900 additional third-party hotel rooms/vacation units over the next 18 months (1,450 of which will open before summer 2003), after which the on-site hotel room/vacation unit capacity will total 7,800.

Fiscal year 2002 financial results for our Real Estate Development Segment were in line with our expectations.  The segment generated € 27.3 million of revenues, which contributed  € 12.1 million to our operating margin.   In fiscal year 2003, we anticipate a significantly lower level of contribution from this segment than in fiscal year 2002.

F.         Other Matters

Accounting Policies and Estimates

We believe that the application of the following accounting policies are important to our financial position and results of operations, and require judgements and estimates on the part of management.  For a summary of all of our accounting policies, see Note 2 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

French GAAP Lease Accounting - We lease a significant portion of our operating assets.  Pursuant to options available under French accounting principles, we account for these transactions as operating leases and as a result, the leased assets and the related lease obligation are excluded from our balance sheet.  Payments under these leases are recorded as Lease Rental Expense as they become due.

Revenue Recognition – The Company has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenues flow.  We record revenues for our Resort Segment as the related service is provided to our guests.  In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts.  In our Real Estate Development Segment, we recognize revenue on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Contingencies and Litigations - We are continually involved in certain legal proceedings and tax audits and, as required, have accrued our estimate of the probable costs for the resolution of these claims.  Our estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  It is possible, however that future results of operations for any particular annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbour for forward-looking statements made by or on behalf of the Group.  The Group and its representatives may from time to time make written or oral statements that are “forward-looking”, including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Group’s shareholders.  All statements that express expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives; theme park and resort projects; and the implementation of the euro, are forward-looking statements within the meaning of the Act.  These statements are made on the basis of management’s views and assumptions, as of the time the statements are made, regarding future events and business performance.  There can be no assurance, however, that management’s expectations will necessarily come to pass.

Factors that may affect forward-looking statements.  A wide range of factors could materially affect future developments and performance, including the following:

•                  changes in strategies, which may result in changes in the types or mix of businesses in which the Group is involved or chooses to invest;

•                  changes in European and global or regional economic and political conditions, which may affect attendance and spending at the Group’s Theme Parks and hotels;

•                  changes in European and global financial and equity markets, including significant interest rate fluctuations, which may impede the Group’s access to, or increase the cost of, external financing for its operations and investments;

•                  increased competitive pressures, both domestically and internationally, which may, among other things, affect the performance of the Group’s Theme Parks and hotels and lead to increased expenses in such areas as marketing;

•                  labour disputes, which may lead to increased cost or disruption of operations; and

•                  changing public and consumer taste, which may affect the Group’s entertainment and merchandising businesses.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with Item 3.D. Risk Factors.  Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          Directors and senior management

members of the Management Company’s Board of Directors and Executive Officers

As discussed in Item 10, Section B.1 - “Memorandum and Articles of Association - The Management Company (Gérant )”, Euro Disney S.A. manages our Company. The Board of Directors of the Management Company is currently composed as follows:

Name	Age	Position

James A. Rasulo	47	Chairman and Chief Executive Officer

Rosemary Bloom	40	Member

Dominique Cocquet	55	Member

Philippe Laco	47	Member

The term of office for each member of the Board of Directors of the Management Company is one year, subject to renewal.

The executive officers of the Management Company are currently as follows:

Name	Age	Position

James A. Rasulo	47	Chairman, Chief Executive Officer and Acting Chief Financial Officer

Yann Caillère	49	Senior Vice-President – Operations

Dominique Cocquet	55	Senior Vice-President – Development and External Affairs

Jean-Claude Olivier	52	Senior Vice-President – Human Resources

Rosemary Bloom was elected to the Board of Directors of the Management Company in March 2001.  She was appointed Senior Vice-President and European General Counsel of Walt Disney International in November 2000.  In 1994, she joined Buena Vista Home Entertainment as Vice-President, Business & Legal Affairs.  Prior to this, she was a partner with various law firms in New York and London.

Yann Caillère joined the Management Company in March 1995 and became Vice-President of Hotels and Disney Village Operations in September 1997.  He was promoted to Senior Vice-President – Operations in April 2000.  He previously spent 15 years in various management positions with the Pullman Hotels and the Accor group in France and abroad.

Dominique Cocquet became Senior Vice-President of Real Estate and General Secretary in July 1994, a member of the Board of Directors in June 1993 and a Vice-President in 1992.  He joined the Management Company as Manager of Real Estate Finance in 1989 and became Director of External Relations in 1991.  He was previously General Manager of Forest Hill Development and Urbaclub Development from 1987 through 1989.

Philippe Laco was appointed as member of the Board of Directors of the Management Company in January 2001. He joined The Walt Disney Company in 1996 as Vice-President and Managing Director of Disney Channel France, a subsidiary of Walt Disney Television International, before being promoted Country Manager, The Walt Disney Company, France & Benelux, responsible within the region for coordinating The Walt Disney Company activities, developing new business and optimising the Disney brand. Prior to joining The Walt Disney Company, M. Laco spent over 20 years in various management positions within the entertainment business, including Warner Music France as Managing Director, and Polygram.

Jean-Claude Olivier joined the Management Company as Senior Vice-President Human Resources  in September 2002.  He was previously Vice-President Human Resources of Etam from 1992 to 2002, Vice-President Human Resources of Prime Computervision from 1988 through 1992 and spent over 15 years in various management positions with Rank Xerox.

James A. Rasulo joined the Management Company as Executive Vice-President in August 1998 and was named President and Chief Operating Officer in January 1999. He joined The Walt Disney Company in 1986 and held positions of increasing responsibility in Strategic Planning. From 1993 to 1995, he served as Senior Vice-President, Corporate Alliances, and then was named Senior Vice-President and General Manager of Club Disney in 1996. Prior to joining The Walt Disney Company, he also worked on the Corporate Staff at the Marriott Corporation and Chase Manhattan Bank. He has been recently appointed within TWDC as Chairman of Walt Disney Parks and Resorts, which includes worldwide Parks and Resorts of Disney Group, the Disney Cruise Line, professional sport teams and Walt Disney Imagineering.

The current members of our Supervisory Board are:

Name	Position	Expiration of current term of office

Antoine Jeancourt-Galignani (*)	Chairman	2005

Sir David Paradine Frost	Member	2005

Philippe Labro (**)	Member	2005

Sanford M. Litvack	Member	2003

Jens Odewald (*)	Member	2003

Laurence Parisot (*)	Member	2003

Thomas O. Staggs (**)	Member	2005

(*)    Member of the Financial Accounts Committee.

(**)  Member of the Nomination Committee.

Antoine Jeancourt-Galignani, Chairman of Gecina, was elected to the Supervisory Board in 1989, and was appointed as Chairman in September 1995.  He has also served as Chairman of our Financial Accounts Committee since its creation in 1997.

Sir David Paradine Frost was elected as a member of the Supervisory Board in 1999.  He is currently Chairman and Chief Executive Officer of David Paradine, Ltd. and co-founder of London Weekend Television.

Philippe Labro was elected as a member of the Supervisory Board in 1996. He was Vice-President and General Manager of RTL France radio station.

Sanford M. Litvack was appointed as a member of the Supervisory Board in 1995. Mr. Litvack previously was Vice Chairman of the Board of Directors of The Walt Disney Company and previously served as The Walt Disney Company’s Senior Executive Vice-President and Chief of Corporate Operations from 1994 to 1999. He also served as The Walt Disney Company’s Executive Vice-President, Law and Human Resources, and earlier as Senior Vice-President and General Counsel.  He is an attorney at law and is currently a consultant of The Walt Disney Company.

Jens Odewald, Chairman of the Supervisory Board, Tchibo Holding AG, Eurobike AG and Systematics AG was elected as a member of the Supervisory Board on September 1989.

Laurence Parisot, Chairman and Chief Executive Officer of IFOP, was elected as a member of the Supervisory Board in February 2000.

Thomas O. Staggs, Senior Executive Vice-President Finance and Chief Financial Officer of TWDC was elected as a member of the Supervisory Board in March 2002.

The following is a complete list of positions and directorships held by each member of the Supervisory Board in French and Foreign companies:

Members of the Supervisory Board	Other positions and directorships held in French and Foreign Companies
Antoine Jeancourt-Galignani, President Compensation *: € 53,357	Gecina SNA Holding (Bermuda) Ltd	President of the Board of Directors
	AGF Kaufman & Broad Société Générale SNA SAL, Liban SNA-Re (Bermuda) Ltd Total Fina Elf	Member of the Board of Directors
	Fox Kids Europe NV, Pays-Bas	Member of the Supervisory Board
Sir David Paradine Frost Compensation*: € 19,056

David Frost Enterprises Ltd
David Paradine Films Ltd
David Paradine Ltd
David Paradine Plays Ltd
David Paradine Productions Ltd
Discovery Productions Ltd
Glebe Music Company Ltd
Hotcourses Ltd
Paradine Co-Productions Ltd
Paradine Documentaries Ltd
Paradine Castle Communications Ltd
Rogue Trader Production Ltd
Newsplayer Group Plc
Tele-circuit Ltd
Wellbeing
West 175 Media Group

President / Member of the Board of Directors
Philippe Labro Compensation*: € 26,679	PhLCommunication S.A.R.L.**	Project Director, Design and Operations
Sanford M. Litvack Compensation*: None	Antigenics Amateur Athletic Foundation Hewlett-Packard Company PacifiCare Health Systems, Inc. UCLA Medical Center	Member of the Board of Directors
	California Institute of the Arts	Member of the Board of Trustees
	The Walt Disney Company	Consultant
Dr Jens Odewald Compensation*: € 11,434	Eurobike AG, Düsseldorf Systematics AG, Hamburg Tchibo Holding AG, Hamburg	President of the Supervisory Board
	Odewald & Companies GmbH, Berlin	Chairman of the Administrative Board and Managing Director

Members of the Supervisory Board	Other positions and directorships held in French and Foreign Companies
Laurence Parisot Compensation*: € 19,056	Ifop-Asecom Latin America (Argentine) Ifop International SA Ifop Participations SA Ifop SA Ifop Westwego (Canada) Optimum SA	President
	Ubi France	Member of the Board of Directors
	Gradiva SARL MP3	Gérant
Thomas O. Staggs Compensation*: None	Disney Enterprises, Inc.	Senior Executive Vice-President and Chief Financial Officer
	The Walt Disney Company	Senior Executive Vice-President and Chief Financial Officer Chairman, Investment and Administrative Committee
	Disney Worldwide Services, Inc.	Executive Vice-President
	ABC News Online Investments, Inc. ABC, Inc. Anaheim Angels Baseball Club, Inc. Disney Media Ventures, Inc. Disney TeleVentures, Inc.	Vice-President
	Allemand Subsidiary, Inc. B.V. Film Finance Co. II Steamboat Ventures, LLC	Director
	EDL Holding Company	Chairman and President, Director
	EDL S.N.C. Corporation Euro Disney Investments, Inc. WDW Services II, Inc.	President / Director
	Larkspur International Sales, Inc. WDT Services, Inc. WDWH&R Services, Inc.	President
	ABC Family Worldwide, Inc.	Chief Financial Officer
	Fox Kids Europe N.V.	Chairman

*

Compensation paid by the Group in connection with fiscal year 2002.  The aggregate compensation of Supervisory Board during fiscal year 2002 also includes € 3,811 paid to Francis Veber, member of the Supervisory Board until March 26, 2002.

**	In fiscal year 2001, the Group granted a one-year consulting contract to PhLCommunication S.A.R.L. Amounts due to PhLCommunication S.A.R.L. under this contract in fiscal year 2002 were € 90,000.

At its meeting on March 26, 2002, the Supervisory Board decided that the portion of future compensation allocated to each member of the Supervisory Board would be proportional to their attendance at meeting of the Supervisory Board.

B.                          Compensation

Aggregate compensation paid by us to the members of the Board of Directors and the officers of the Management Company as a group (including the executive officers and Board members mentioned in item 6.A “Directors and Senior Management” above, provided they held the same positions last year or who were directors and/or officers of the Management Company for all or part of fiscal year 2002) was approximately € 2.6 million in fiscal year 2002, excluding the exercise of stock options. Officers of the Management Company and certain other management employees are eligible for participation in our discretionary bonus programs at varying levels. The aggregate amount set aside or accrued by us to provide pension, retirement or similar benefits for the same executive officers and directors in respect of fiscal year 2002 was € 0.2 million. As of September 30, 2002, these same officers held together a total of 3.7 million Euro Disney S.C.A. stock options.  We bear the cost of all compensation paid to the executive officers of the Management Company.

The aggregate compensation paid by us to the members of the Supervisory Board during fiscal year 2002 was  € 133,393. In accordance with the disclosure requirements in France, we disclose in our management report the individual compensation paid to each of the members of our Supervisory Board (see table above).

In accordance with the disclosure requirements in France, the Group reported the following fiscal year 2002 stock option transactions with certain members of the Board of Directors and executive officers of the Management Company:

Euro Disney S.C.A. Options Granted:

Name	Number of Options *	Exercise Price	Expiration Date

Yann Caillère	150 000	€ 1.10	01/31/2010

Serge Naïm	80 000	€ 1.10	01/31/2010
	70 000	€ 1.12	02/13/2010

* See Note 21 to the Consolidated Financial Statements in Item 17 “Financial Statements” for a description of our stock option plan.

No stock options in The Walt Disney Company were granted to members of the Board of Directors or executive officers of the Management Company during fiscal year 2002.

C.                          Board practices

See discussion below in Item 10, Section B.2 – “Memorandum and Articles of Association – the Supervisory Board”.

D.                          Employees

See discussion above in Item 4, Section A.5 - “Human Resource Management”.

E.                            Share ownership

No member of the Board of Directors or executive officers of the Management Company (Gérant) and no members of the Supervisory Board beneficially own 1% or more of the shares of the Company, either directly or potentially through the exercise of stock options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major shareholders

Set forth below as of February 28, 2003, are the number of shares of common stock and percentages owned by each person that is known to us to own more than 5% of the outstanding shares of our common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (*)

Common Stock	EDL Holding Company (**)	412.8 million shares	39.1%

Common Stock	Kingdom 5-KR-135 Ltd. (***)	172.5 million shares	16.3%

(*)                       Based on 1,055,937,724 shares of common stock outstanding as of February 28, 2003.

(**)                EDL Holding Company is wholly-owned by The Walt Disney Company.

(***)         A company whose shares are held by trusts for the benefit of Prince Alwaleed and his family.

In connection with the Financial Restructuring, The Walt Disney Company has agreed, so long as certain indebtedness is outstanding to our major creditors, to hold at least 25% of our common stock until June 2004 and at least 16.67% until 2016.  In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of our common stock until 2027.  See also Item 4, Section A.6.3 - “Undertakings and Agreements with The Walt Disney Company and Subsidiaries”, Item 4, Section C - “Organisational Structure” and Item 10, Section B - “Memorandum and Articles of Association”.

As of February 28, 2003, the total number of shares of common stock held by our executive officers and members of the Supervisory Board as a group was, to our knowledge, 13,062 shares.

B.         Related party transactions

During the three years ending September 30, 2002, the following amounts were incurred under related party transactions with The Walt Disney Company and its subsidiaries (see in Item 4, Section A.6.3 - “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Item 10, Section B.1 – “The Management Company” for a full description of these contracts and agreements):

(€ in millions)	2002	2001	2000

Development Agreement	92.4	48.7	132.2
License Agreement *	24.0	21.8	21.5
Management Fee *	11.5	9.9	9.6

* See Note 18-b to the Consolidated Financial Statements in Item 17 “Financial Statements”.

On July 3, 2001, the Group granted a one-year consulting contract to PhLCommunication S.A.R.L., a company affiliated with Mr. Philippe Labro, a member of our Supervisory Board. Amounts due to PhLCommunication S.A.R.L. under this contract in fiscal year 2002 were € 90,000.  (See Item 6, Section A - “Directors and Senior Management”).

On March 28, 2003, the Group entered into agreements with the Management Company and The Walt Disney (Netherlands) B.V. to pay management fees and royalties on a fiscal year-end basis rather than quarterly for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004.  In addition, with respect to the last three quarters of fiscal year 2003, their combined royalties and management fees will not exceed the maximum amount that could be paid by the Company while maintaining compliance with the gross operating income covenant under certain of the Company's debt agreements.  Subject to the approval of the Supervisory Board, any portion of the royalties or management fees not paid for fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and net financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal 2008 exceeds € 450 million.

C.         Interests of experts and counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                          Consolidated Statements and Other Financial Information

Financial statements

Please see Item 19, Section A – “Financial Statements” for a list of all financial statements filed as part of this Annual Report.

Legal proceedings

We are party to various legal proceedings in France involving some remaining claims related to the construction of the Disneyland Resort Paris and certain other litigation arising in connection with the operation of the Resort.  Management believes that we have made appropriate provisions with respect to these legal proceedings, and that  such proceedings, either individually or in the aggregate, will not have a material adverse impact on our financial position.

Dividends

The payment of dividends on common stock from distributable profits may be recommended by the Management Company for approval by the shareholders at our annual general meeting, which must be held within six months after the end of the fiscal year.  We did not declare or pay any dividends in respect of the fiscal years ended September 30, 1996 through 2001, and have not proposed to declare or pay any dividend in respect of the fiscal year ended September 30, 2002.

Our ability to pay dividends in the future is dependent upon the availability of distributable profits on the basis of the unconsolidated financial statements of Euro Disney S.C.A. and the Company’s operating results, liquidity and financial condition. Additionally, our principal debt agreements related to the financing of Disneyland Park, Disneyland Hotel and Davy Crockett Ranch with a syndicate of international banks, prohibits us from paying dividends if we are in default with respect to loan payments due under our debt agreements with the CDC and IA Bank loan, as well as if any taxes become overdue and remain unpaid (unless payment of such overdue tax is being contested in good faith and adequate provision in cash has been set aside).

Increase or reduction in our net income in each fiscal year (after deduction for reserves), by any profit or loss carried forward from prior years, as the case may be, is available for distribution to the Shareholders of the Company as dividends.

We are, however, required to designate at least 5% of accumulated profits, if any, as a legal reserve.  This transfer shall cease to be required when the cumulative legal reserve reaches one-tenth of the share capital.  The legal reserve is distributable only upon our Company’s liquidation.

Our by-laws provide that 0.5% of net income available for distribution as dividends be paid to the General Partner, irrespective of any payment of dividends to the Shareholders and that, thereafter, distributable profits shall be allocated in the following order:

(i)      if necessary, 5% to the legal reserve,

(ii)              the amount, if any, that the annual ordinary general meeting, upon the proposal of the Management Company, shall decide to allocate to reserves or to be carried forward as retained earnings, and

(iii)           the balance of distributable profits remaining, if any, to the shareholders pro rata in proportion to their respective holdings of shares of common stock.

Dividends must be paid within nine months of the end of our fiscal year and are payable to holders, on the date of payment, of shares of common stock outstanding at the time such dividends were approved for distribution by the shareholders.  Dividends not claimed within five years of the date of payment revert to the Republic of France.  The shareholders have the right in an ordinary general meeting to authorise the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares of common stock.

B.            Significant changes

No significant change has occurred since the date of the annual financial statements.

ITEM 9.     THE OFFER AND LISTING

A.                          Offer and listing details

The table below sets forth, for the period mentioned, the reported high and low quoted prices for the common stock on Euronext Paris S.A. (formerly the Paris stock exchange).

Fiscal Year	Price Per Share
	High	Low
	€	€
1998	1.80	0.95
1999	1.47	0.96
2000	1.27	0.56
2001
First Quarter	0.67	0.47
Second Quarter	0.83	0.54
Third Quarter	1.21	0.74
Fourth Quarter	1.10	0.51
2002
First Quarter	0.99	0.75
Second Quarter	1.21	0.89
Third Quarter	1.03	0.59
Fourth Quarter	0.82	0.40

September 2002	0.65	0.40
October 2002	0.55	0.40
November 2002	0.52	0.43
December 2002	0.58	0.42
January 2003	0.53	0.42
February 2003	0.47	0.39

(1)          Share price information for periods prior to January 1, 1999 was published in French francs and has been translated into euro using the official exchange rate of 6.55957 French francs per euro.

(2)          Share price information for periods prior  to November 17, 1999 has been adjusted to take into account the dilution effect of the 1999 rights offering.

On February 28, 2003, the closing price of the currently outstanding shares of common stock on Euronext Paris was 0.42 euro, equivalent to U.S. $ 0.45 per share, as calculated by using the noon buying rates in the city of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rates”).

B.                          Plan of Distribution

Not applicable.

C.                          Markets

C.1      Common Stock

The principal trading market for the common stock is Euronext Paris.  In addition, the common stock is listed and traded on the Brussels Stock Exchange and is traded on SEAQ International in London.  Sterling Depository Receipts, each representing one share of common stock, are listed and traded on the London Stock Exchange.  The Sterling Depository Receipts currently settle through the Residual Settlement in the Crest system.  There is no active public market in the United States for the common stock, and the common stock is not listed on any U.S. securities exchange.

Under French Law, as amended as of July 2, 1998, listed companies may purchase their own shares in certain limited circumstances. French law also requires us to file a copy of any shareholders’ resolution authorising such transactions and an information memorandum regarding certain matters with the Commission des Opérations de Bourse (the “COB”), the administrative agency of the French government responsible for overseeing the French securities markets, prior to engaging in such transactions, as well as a monthly report of any purchases and sales thereafter.  Purchases and sales of the shares of common stock may not account for more than 25% of the total daily trading volume in such shares in any given period and, except during a public offering, may be performed on our behalf by only one intermediary per stock exchange session.  The Company has not made and has no plans to make any such purchases and there is currently no authorisation granted by the shareholders for such purchases.  Common stock held by us, if any, is deemed to be outstanding under French law but is not entitled to any dividends, voting rights or preferential subscription rights.

C.2      Warrants

As part of the Financial Restructuring, we issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of our common stock at a price of € 6.10 for every three warrants held.  The warrants have a term of ten years and may be exercised between January 1996 and July 2004.  The warrants are listed on the official list of Euronext Paris S.A.

C.3      Subordinated Bonds Redeemable in Shares of Common Stock

In connection with the Financial Restructuring and pursuant to the authorisation granted by the extraordinary general meeting of shareholders of June 8, 1994, we issued € 152.4 million of Subordinated Bonds Redeemable in Shares of Common Stock (“Obligations Subordonnées Remboursables en Actions”, or “ORAs”) in July 1994, for a total of 2,500,121 ORAs at an issue price of € 60.98 per ORA.  Pursuant to various undertakings in connection with the Financial Restructuring, EDL Holding Company acquired and presently holds approximately 99.3% of the ORAs.

During fiscal year 1998, EDL Holding Company and certain other holders of the remaining 0.7% offered to conditionally waive the interest and capital redemption rights of their ORAs in return for an option exercise price of € 0.49 per ORA. Management accepted the offers and exercised these options in September 1998. As a result, the rights of approximately 2.5 million ORAs were conditionally waived.  Based upon the fiscal year 1999 results, the conditions for the reinstatement of the waived rights were met and effective October 1, 1999, the waived rights were reinstated. For further information, see Notes 11 and 27 to the Consolidated Financial Statements in Item 17 — “Financial Statements”.

The ORAs are not listed on any securities exchange.  There is no market for the ORAs in France, the United States or elsewhere, and we do not expect any market to develop.

D.                          Selling shareholders

Not applicable

E.                            Dilution

Not applicable.

F.         Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                          Share capital

Not applicable.

B.         Memorandum and articles of association

We are a société en commandite par actions (general partnership) duly organised and existing under the laws of France and registered under number 334-173-887 with the Registre du Commerce et des Sociétés in Meaux, France.  Our legal structure consists of a Gérant (the Management Company), which is vested with management authority, an associé commandité (the General Partner), which bears unlimited liability for our actions, shareholders, which do not have management authority and which have limited liability and a Supervisory Board, which is elected by the shareholders and that advises the Management Company.  Our general purpose is to develop and operate entertainment parks such as the Disneyland Resort Paris and all other commercial activities or operations that we may see fit to develop and operate, including on the property granted to us by the Republic of France by an agreement dated March 24, 1987 or relating to the Disneyland Resort Paris.  The four primary components of our legal structure are:

•             the Management Company (Gérant), appointed to manage our Company;

•             the Supervisory Board;

•             the General Partner; and

•             the limited partners or Shareholders.

B.1      The Management Company (the Gérant)

Euro Disney S.A., a French corporation, is our sole manager.  The “Management Company” is an indirect, wholly-owned subsidiary of The Walt Disney Company.  Under our by-laws, Euro Disney S.A. in its capacity as manager has the power to take any and all action in the name of the Company within the scope of our corporate purpose and to bind us in all respects. Under French law, the primary responsibility of the Management Company is to manage our affairs at all times in our best interests.

If Euro Disney S.A. ceases to be our Gérant for any reason, the General Partner (currently an indirect subsidiary of The Walt Disney Company) has the exclusive right to appoint a successor.  The Management Company may resign on giving six months notice to the Supervisory Board and otherwise may only be removed from office:

•                  for incapacity, including bankruptcy or judicial reorganisation, by the General Partner;

•                  for any other reason with the consent of both the General Partner and holders of a two-thirds majority of the shares of our common stock at an extraordinary general meeting; or

•                  by a court on the grounds of fraud or gross mismanagement.

Under the by-laws, the Management Company is entitled to annual fees consisting of a base management fee and a management incentive fee, and is also entitled to a fee payable on the sale of hotels, each as described below.  In addition, the by-laws provide that the Management Company is entitled to be reimbursed by us for all its direct and indirect expenses incurred in fulfilling its role.  The Management Company has agreed to a revised payment schedule for the base management fee for the last three quarters of fiscal year 2003 and for all of fiscal year 2004 and to a reduction, under certain conditions, of a portion of these fees for year 2003.  See Item 5, Section D – “Liquidity”.  No amendment may be made to the entitlement of the Management Company with respect to remuneration or reimbursement of expenses except by amendment to the by-laws, which requires the approval of the General Partner and the shareholders as described below.

Base Management Fee

The by-laws of the Company originally provided that the base management fee was equal to 3% (initially scheduled to increase to 6% in 1997) of our total revenues, as defined, less 0.5% of net income for the relevant fiscal year.  As part of the Financial Restructuring, our by-laws were amended, at an extraordinary general meeting of the shareholders on June 8, 1994, such that the base management fee will equal the following percentages of our revenues, as defined, for the relevant fiscal year:

(i)	from October 1, 1993 to September 30, 1998:	0.0%
(ii)	from October 1, 1998 to September 30, 2008:	1.0%
(iii)	from October 1, 2008 to September 30, 2013:	1.5%
(iv)	from October 1, 2013 to September 30, 2018:	3.0%; and
(v)	from October 1, 2018 on:	6.0%

Beginning on October 1, 2008, the right of the Management Company to receive payment of that portion of the base management fee in excess of an amount equal to 1% of revenues, as defined, will be contingent upon our achieving a positive net consolidated income before taxes for the fiscal year to which such fee relates, after taking into account all of such remuneration, and upon our legal ability to distribute dividends for such fiscal year.  In addition, that portion of the base management fee in excess of an amount equal to 3% of total revenues for any fiscal year will not be due or payable until after certain of our indebtedness and the Phase I Financing Companies has been repaid in full, and may not exceed 40% of our consolidated after-tax profits for such fiscal year (net of the base management fee of 3%).  Certain of our debt agreements also provide for deferral of the base management fee under specified circumstances.

Management Incentive Fee

In connection with the Financial Restructuring, our by-laws were amended at a shareholders’ extraordinary general meeting held on June 8, 1994 to provide that the management incentive fee for a given fiscal year be fixed at 30% of any portion of adjusted pre-tax cash flow, as defined,  in excess of 10% of our total gross fixed assets and the Phase I Financing Companies, as defined, for that fiscal year.  Certain of our debt agreements provide for deferral of the management incentive fee under specified circumstances.  No fees have been payable to date under this agreement and management does not anticipate any liability for this fee in the near future.

Hotel Sale Fee

There is also payable to the Management Company, on the sale of any of the hotels, a fee equal to 35% of pre-tax net revenue, as defined, received by us from any such sale.  This fee was not changed by the Financial Restructuring.

B.2      The Supervisory Board

Our corporate form under French law provides a clear distinction between the management team (the Management Company), responsible for operating the Company, and the Supervisory Board, responsible for overseeing our management.   Specifically the role of the Supervisory Board is to monitor our general affairs and management of our Company in the best interest of the shareholders, as well as to monitor the transparency and quality of the information communicated to the shareholders.  Pursuant to French law, the Supervisory Board is entitled to receive the same information and has the same rights as our statutory auditors.  The Supervisory Board must present, at the annual general meeting of the shareholders, a report indicating any irregularity or inaccuracy, if any, in the parent company and consolidated accounts.

The members of the Supervisory Board are elected by the shareholders.  The by-laws provide for a minimum of three members, each of whom must be a shareholder.  Our Supervisory Board may be convened at any time for any purpose related to our best interests, either by the chairman of our Supervisory Board, the Management Company, the General Partner, or at least one-half of the members of our Supervisory Board.  The vote of a majority (and at least two) of the members present at a meeting where one-half of the members are present constitutes a valid action by our Supervisory Board.  In the event of a tie, the chairman or our Supervisory Board has the deciding vote.

The members of the Supervisory Board are elected for a term of 3 years, from the date of the annual general meeting of shareholders called to elect or re-elect them.  See Item 6, Section A. - “Directors and Senior Management”.

In response to the recommendations of the Viénot Report regarding corporate governance of French companies, published in July 1995, the members of our Supervisory Board unanimously agreed, in 1996, to adopt a Supervisory Board Member’s Charter.  This Charter sets forth the fundamental obligations with which all members of the Board must comply. In particular, the text provides for several obligations that go beyond the demands of our by-laws.  A member of the Supervisory Board must personally own at least 1,000 of our shares.  Each Board member has a moral obligation to dedicate sufficient time and energy to member responsibilities, and therefore, should avoid an excess of directorships that might prevent the Board member from exercising their responsibilities under the best conditions. Each member must make a best effort to attend the annual general shareholders’ meetings and Board meetings.  The Supervisory Board has adopted the principle that a part of the remuneration allocated to each member should be proportional to attendance at the Board meetings.

The Supervisory Board must approve all contracts, agreements and transactions between us and the Management Company, as well as all agreements discussed below in Item 10, Section B.4 - “The Shareholders” or any amendments thereto, and must report on such transactions at the next general meeting of shareholders following their conclusion.  In addition, the by-laws provide that the approval of the Supervisory Board is required to enable the Management Company to enter into any material agreements on our behalf with any affiliate of the Management Company.  The by-laws also provide that any employees of the Management Company or any person affiliated with the Management Company on the Supervisory Board will be disqualified from voting on such agreements or any amendments thereto.

On November 12, 1997, the Supervisory Board created a Financial Accounts Committee composed of three Board members to review financial reporting and management audit and external audit issues. This Committee, which met three times in fiscal year 2002, reports to the Board.  The Supervisory Board has not created a remuneration committee.

On November 8, 2002, the Supervisory Board created a Nomination Committee, whose role will be to propose future candidates for approval as members of the Supervisory Board.

B.3          The General Partner

The General Partner has unlimited liability for all of our debts and liabilities.

Our General Partner is EDL Participations S.A. (“EDL Participations”), a French corporation that is a 99.8%-owned subsidiary of EDL Holding Company, an indirect wholly-owned subsidiary of The Walt Disney Company.  EDL Participations cannot be removed as General Partner without its consent and cannot dispose of any part of its interest as General Partner without the approval of a vote of holders of a simple majority of shares of common stock represented at a general shareholders’ meeting.  A unanimous vote of the shareholders is required to approve a transfer of EDL Participations’ entire interest.

Except with regard to the election or removal of members of the Supervisory Board by the shareholders, a resolution may only be adopted by the shareholders in a general meeting with the prior approval of the General Partner.  The General Partner is entitled to a distribution each year equal to 0.5% of the Company’s net after-tax profits (after deduction of losses carried forward).  The General Partner received distributions in the amounts of approximately € 0.2 million with respect to both fiscal years 2000 and 2001.  There will be no distribution for fiscal year 2002 due to the net loss incurred in that fiscal year.

B.4          The Shareholders

Shareholders have the right to attend general meetings and vote in person, by proxy or by mail.  Each shareholder is entitled to cast one vote for each share of common stock held.

The following matters require a resolution passed by the holders of a simple majority of the shares of common stock (together with any approval required of the General Partner, as described above):

•                  elections to the Supervisory Board;

•                  approval of the consolidated and parent company financial statements, including payment of any dividend proposed by the Management Company; and

•                  approval of any contract or transaction (other than contracts or transactions entered into in the ordinary course of business on normal commercial terms), or any amendment thereto, between us and (i) the Management Company or (ii) any member of the Supervisory Board or (iii) any shareholder of the Company holding more than 5% of the voting rights or if such shareholder is a company any company that controls such shareholder within the meaning of Article L. 233-3 of the French Commercial Code (Code of commerce).  These requirements also apply to any contract or transaction into which any one of the persons named above is indirectly interested or which is entered into between the Company and a company in which the Management Company or a member of the Company’s Supervisory Board or a member of the Management Company board of directors has (i) an ownership interest or (ii) holds a position of general partner, manager, director, chief officer or supervisory board member. Shareholders with an interest in the contract or transaction generally are not prohibited from voting on such contract or transaction, unless they hold one of the positions set forth above.

A resolution passed by holders of a two-thirds majority of the shares of common stock (together with any approval required of the General Partner, as described above) is required to approve any amendment to the by-laws, including any increase or reduction of the equity capital of the Company, any merger or spin-off or any conversion to another form of corporate organisation.  Our shareholders must vote unanimously to increase their liabilities as shareholders.  Shareholders, as such, have no liability for our debts.  For information regarding rights to dividends, see Item 8, Section A. – “Dividends”.

Both ordinary and extraordinary general meetings of shareholders may be called by the Management Company.  At least 30 days before the date set for any meeting, preliminary notice is given to shareholders by publication in France in the Bulletin des Annonces Légales Obligatoires (the “BALO”).  Within 10 days after such publication, holders of a minimum percentage of shares (determined on the bases of a formula related to capitalisation) may propose resolutions to be voted on at such meeting.  Unless otherwise set forth in the preliminary notice, at least 15 days before the date set for the meeting, (i) all shareholders are notified of the date and place thereof by publication in the BALO and any newspaper entitled to publish legal announcements in the region where our headquarters are located, and (ii) those shareholders that have held their share in “registered” form for at least one month are notified by mail.  French law also requires other notices of interest to shareholders which must be published in the BALO.  United Kingdom Shareholders holding registered shares are notified by mail at least 21 days before the date set for the meeting.

In addition, both ordinary and extraordinary general meetings may be called by (i) the Supervisory Board, (ii) our statutory auditors or (iii) an agent appointed by a court at the request of either the holder or holders of shares representing 5% or more of our registered capital or any interested party in cases of urgency.  The person or persons calling a meeting must set forth, in the notice of meeting, the matters to be considered at such meeting.

Attendance and exercise of voting rights at ordinary meetings and extraordinary general meetings are subject to certain conditions.  A holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf at least five days prior to the meeting.  Similarly, at least five days before the meeting, a holder of bearer shares must produce a certificate evidencing the holding of shares until the time fixed for the meeting.

C.         Material contracts

See discussion above in Item 4, Section A.6 “Significant Operating Contracts”.

D.            Exchange controls

Acquisitions and disposals of shares of common stock and/or other rights to shares of common stock (except for the acquisition of shares of common stock representing a controlling interest) and ORAs and the payment of dividends by the Company may, under regulations in force at the date hereof, be effected without exchange control restrictions in France.  In addition, there is no limitation on the right of non-French residents or non-French shareholders to vote common stock of a French company.  The remittance of all dividends to foreign shareholders must be effected through a French bank or other licensed financial intermediary.

A declaration must be filed, upon realisation of the investment, with the French authorities for the acquisition, by any non-European Union person or group of persons acting in concert, of a controlling interest (normally 20% or more of the share capital) in our Company. Prior exchange control consent is no longer required in France.

E.         Taxation

The following summary does not purport to be a comprehensive description of all of the tax considerations applicable to all categories of investors in common stock or ORAs, some of which may be subject to special rules (such as United States expatriates, banks, dealers in securities, life insurance companies and tax-exempt organisations).  In particular, the summary deals only with U.S. Owners who hold shares of common stock or ORAs as a capital asset and whose functional currency is the U.S. dollar. It does not address the tax treatment of an owner that owns directly or indirectly 5% or more of the Company’s stock or the treatment of common stock that is held in connection with a permanent establishment or fixed base through which an owner carries on business or performs personal services in France.

The summary is based upon tax laws and practice of the United States and France as in effect on the date of this Annual Report, which are subject to change.  Individuals or entities should consult their own advisors as to the United States, French or other tax consequences of the purchase, ownership and disposition of shares of common stock or ORAs, including, in particular, the application to their particular situation of the tax considerations discussed below, as well as the effect of any state or local tax laws.

For purposes of this summary, “U.S. Owners” are owners of shares of common stock (i) that are considered residents of the United States for purposes of the current income tax convention between the United States and France (the “Income Tax Convention”), without being considered residents of France (ii) that are not subject to the anti-treaty shopping provision of the Income Tax Convention that applies in limited circumstances, (iii) that are beneficial owners of the shares (and of the dividends paid with respect thereto), (iv) that hold such shares of common stock or ORAs as capital assets and (v) that are individual residents of the United States, U.S. Corporations or otherwise subject to tax on a net income basis in respect of their shares of common stock or ORAs.  For purposes of the Income Tax Convention, owners generally will be considered to be residents of the United States to the extent that they are liable to tax in the United States by reason of their domicile, residence, place of management, place of incorporation or any other criterion of a similar nature.

E.1       Common Stock

E.1.1       Taxation of Dividends

French Tax Considerations

In France, dividends are paid out of after-tax income.  However, French residents are generally entitled to a tax credit, known as the tax credit, in respect of dividends they receive from French companies.  Individuals are entitled to an tax credit equal to 50% of the dividend.  The tax credit applicable to non individual investors generally is equal to 10% of the dividend. In addition, if dividends are subject to the précompte, shareholders entitled to the tax credit at the 10% rate are generally entitled to an additional amount of tax credit equal to 80% of any such  précompte effectively paid in cash by the distributing company.

The précompte is a tax that is paid by French companies to the French tax authorities when they distribute dividends out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. The précompte is generally equal to one-half of the dividend paid to shareholder prior to deduction of withholding tax.

Dividends paid to non-residents normally are subject to a 25% French withholding tax and are not eligible for the benefit of the tax credit.

Under the Income Tax Convention, subject to certain filing requirements, the withholding tax is reduced to 15% where the U.S. Owner owns directly and indirectly less than 5% of the Company’s stock and does not hold such stock in connection with a permanent establishment or fixed base through which such owner carries on business or performs personal services in France.

The Income Tax Convention also provides for a refund by the French Treasury of whole or part of the tax credit (less the applicable withholding tax) to certain U.S. Owners, under the conditions set forth below.  The French Government announced in September 2002 a reform of the French tax treatment of distributions, which should be included in the draft Finance Law for 2004 that will be submitted to the Parliament.  Such reform would result in the implementation of a new mechanism aimed at avoiding the double taxation on dividend distributions and therefore in the withdrawal of the tax credit mechanism.  As a result, the eligible holders currently entitled to a tax credit payment from the French Treasury pursuant to the Income Tax Convention would not longer be entitled thereto.  Such reform, if adopted, may affect the right of eligible holders to obtain a tax credit payment with respect to dividend distributions decided in year 2003.

Under the current legislation, pursuant to the Income Tax Convention, Eligible U.S. Owners, as defined below are entitled to a payment equal to the tax credit, less a 15% withholding tax. As noted below, the payment of the tax credit less a 15% withholding tax on that amount will not be received until after the close of the calendar year in which the dividend was paid.

An “Eligible U.S. Owner” is a U.S. Owner whose ownership of shares of common stock is not attributable to a permanent establishment or fixed base through which a U.S. Owner carries on business or performs personal services in France, who does not own, directly or indirectly, 5% or more of the Company’s stock and who is, for purposes of the Income Tax Convention, (i) an individual or other non-corporate person, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation that is a regulated investment company, but only if less than 20% of its shares are owned by persons who are not citizens or residents of the United States or (iv) a partnership or trust but only to the extent that its partners, beneficiaries or grantors would qualify as Eligible U.S. Owners under point (i) or (ii) above.  In addition, such an Eligible U.S. Owner may receive a payment of the tax credit only if such owner (or its partners, beneficiaries or grantors, if generally the owner is a partnership, estate or trust) is subject to United States federal income tax on the payment of the tax credit and the related dividend.

An Eligible U.S. Owner who is an individual generally will be entitled to an tax credit refund at the 50% rate. An Eligible U.S. Owner who is a corporation will be entitled to a tax credit refund of 10% of the dividend (generally increased by 80% of any précompte paid in cash by the Company).

Subject to certain filing requirements, dividends paid to certain U.S. pension trusts and other tax-exempt entities (including certain state-owned institutions, not-for-profit organisations and individuals with respect to dividends beneficially-owned by such individuals and derived from an investment retirement account) that are U.S. Owners where they directly and indirectly own less than 5% of the Company’s stock and do not hold such stock in connection with a permanent establishment or fixed base through which such owner carries on business or performs personal services in France, will be subject to the 15% withholding tax provided for by the Income Tax Convention and will be entitled to a partial tax credit payment equal to 30/85 of the gross tax credit, under deduction of the 15% withholding tax.

Thus, for example, provided that the filing requirements are satisfied, if the Company pays a dividend of 100:

•                 an Eligible U.S. Owner, who is an individual, will initially receive 85, and will be entitled to an additional payment of 42.50, consisting of the tax credit of 50 (assuming such Eligible U.S. Owner is entitled to the tax credit at such rate), less a 15% withholding tax on that amount (equal to 7.5).

•                 an Eligible U.S. Owner who is a corporation, will initially receive 85, but will generally be entitled to an additional payment of 8.5, consisting of the tax credit of 10, less a 15% withholding tax on that amount (equal to 1.5); in the event that the dividend distribution triggers payment by the Company of the précompte, such Eligible U.S. Owner generally may also obtain from the French tax authorities an additional payment equal to 80% of the précompte that the Company actually pays in cash, less a 15% withholding tax.

•                 to a U.S. Owner  who is a U.S. pension fund, such U.S. pension fund initially will receive 85, but will generally be entitled to an additional payment of 3 consisting of the partial tax credit of 3.53, less a 15% withholding tax on that amount; in the event that the dividend distribution triggers payment by the Company of the précompte, such U.S. pension fund may also obtain from the French tax authorities an additional payment equal to 30/85 of 80% of the précompte the Company actually pays in cash, less a 15% withholding tax.

U.S. Owners that are not entitled to any tax credit payment generally may obtain from the French tax authorities a refund of any précompte paid in cash by the Company in respect of the dividends, net of a 15% French withholding tax. U.S. Owners that are entitled to the partial payment (30/85) of the tax credit are also entitled to a refund of the précompte paid in cash, but only up to the amount exceeding the partial payment in respect of the tax credit, and net of French withholding tax.

To benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend and to receive the payment of the tax credit less the 15% withholding tax on that amount, an Eligible U.S. Owner must complete and file a French Treasury form RF 1 A EU-N° 5052, entitled “Application for Refund,” before the date of payment of the relevant dividend together with, if such Eligible U.S. Owner is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the shares of common stock.  The form, together with instructions, is available from the U.S. Internal Revenue Service.  However, should an Eligible U.S. Owner not be able to complete and file such form before the date of payment of such dividend, such Eligible U.S. Owner could benefit from the favourable treatment provided by the Income Tax Convention if he or she completes and provides the French tax authorities with a simplified certificate form before the date of payment of such dividend.  The form must state that (i) such Eligible U.S. Owner is a U.S. resident as defined pursuant to the provisions of the Income Tax Convention, (ii) such Eligible U.S. Owner’s ownership of the shares of common stock is not effectively connected with a permanent establishment or fixed base in France, (iii) such Eligible U.S. Owner owns all the rights attached to the full ownership of the shares of common stock, and (iv) such Eligible U.S. Owner meets all the requirements of the Income Tax Convention for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French tax credit. For Eligible U.S. Owners who have not completed form RF 1 A EU-N° 5052 or the simplified certificate before the dividend payment date, the withholding tax will be deducted at a 25% rate.

An Eligible U.S. Owner may also claim withholding tax and tax credit refunds by completing French Treasury form RF 1 A EU-N° 5052 and sending it to the French tax authorities at the latest by December 31 of the second year following the year in which the withholding tax is paid.

For partnerships or trusts, claims for Income Tax Convention benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

To be eligible for Income Tax Convention benefits, pension funds and other tax-exempt entities referred to above have to comply with the same filing requirements as Eligible U.S. Owners, except that they may have to supply additional documentation evidencing their entitlement to those benefits.

The tax credit or partial tax credit and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares files form FR 1 A EU-N°5052.  However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

To benefit from the reduced withholding tax rate of 15% immediately upon payment of a dividend, a U.S. Owner that is not an Eligible U.S. Owner or a qualifying pension fund or other tax exempt entity must complete and file a French Treasury form RF 1 B EU-N° 5053, entitled “Application for Reduction,” before the date of payment of the relevant dividend. Otherwise the French withholding tax will be deducted at a 25% rate and the U.S. Owner will have to claim withholding tax refund by filing a French Treasury form RF 1 B EU-N° 5053 at the latest by December 31 of the second year following the year in which the withholding tax is paid.

If the U.S. Owner is not entitled to a refund of the tax credit but is entitled to a full refund of the précompte, or if the U.S. Owner is a U.S. pension fund or other tax-exempt U.S. owner that is entitled to a partial refund of the précompte, such an owner must apply for the refund of the précompte by filing French Treasury form RF 1B EU-No. 5053 before the end of the year following the year in which the dividend was paid.  This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 2).

U.S. Tax Considerations

The gross amount (that is, before reduction for French withholding tax) of any dividends paid to a U.S. Owner generally will be subject to United States federal income taxation as foreign source dividend income in the year received to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. tax purposes.  Tax credit payments (such as the tax credit) will be considered dividends to the same extent.  Such dividends will not be eligible for the dividends received deduction allowed with respect to certain dividends paid by domestic corporations.  Dividends paid in euros and refunds of the tax credit must be included  in the income of such a U.S. Owner in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder.

If the U.S. Owner converts the euros into U.S. dollars on the day it receives them, it generally will not be required to recognise foreign currency gain or loss in respect of the dividend income (including the tax credit).  A U.S. Owner receiving the partial refund of French withholding tax may recognise foreign currency gain or loss if the refund is converted into dollars at an exchange rate different than the rate used to translate the holder’s dividend income.

The French withholding tax (at a rate of 15% for a U.S. Owner eligible for such reduced rate) will be treated as a foreign income tax that U.S. Owners may credit against their United States income tax liability, subject to generally applicable limitations and conditions.  Foreign tax credit generally will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Owner’s expected economic profit, after non-U.S. taxes, is insubstantial.  U.S. Owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.  Alternatively, a U.S. Owner may elect to deduct all foreign taxes that it has paid in computing its taxable income, in lieu of taking credits for such amounts.

The United States Treasury has proposed to implement a new regime for taxing dividends that would have the effect of reducing or eliminating taxes on certain dividends paid to United States persons by corporations that pay U.S. federal income taxes.  Treasury’s proposal is subject to the uncertainties inherent in the legislative process and it is impossible to predict whether and in what form the proposal will be enacted.  If enacted in its current form, it is unlikely that the proposal would significantly affect U.S. Owners that receive dividends from us.

E.1.2    Taxation of Capital Gains

French Tax Considerations

In general, a U.S. Owner will not be subject to French tax on any capital gain derived from the sale or exchange of shares of common stock, except where such gain is effectively connected with a permanent establishment maintained by the U.S. Owner in France, or, in certain instances, where an individual U.S. Owner maintains a fixed base in France with which the common stock is effectively connected.

U.S. Tax Considerations

For U.S. federal income tax purposes, gain or loss realised by you on the sale or disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year.  The net amount of long-term capital gain realised by an individual generally is subject to taxation at a maximum rate of 20%.  Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income.  Your ability to offset capital losses against ordinary income is subject to limitations.

E.1.3       Other French Taxes

French Transfer Taxes

Transfers of shares of listed common stock will not be subject to French registration or transfer taxes, unless the transfer is effected by means of a written agreement that is executed or enforced within France.  A stock exchange stamp tax may be due in some cases.

Estate and Gift Tax

A transfer of shares of common stock by gift or by reason of the death of a U.S. Owner that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the estate and gift tax convention in force between the United States and France, unless the donor or the transferor is domiciled in France at the time of making the gift, or of his or her death, or the common stock was used in, or held for use in, the conduct of a business or profession through a permanent establishment or fixed base in France.

Wealth Tax

The French wealth tax does not apply to U.S. Owners owning, alone and with related persons, directly and indirectly, shares giving right to less than 25% of the corporate earnings of the Company.

E.2       ORAs

E.2.1    French Tax Considerations

Taxation of Coupon Payments

Coupon payments on the ORAs made to a U.S. Owner will be exempt from French income or withholding tax, provided that the ORAs are not attributable either to a permanent establishment situated in France through which the U.S. Owner carries on business or to any fixed base situated in France from which the U.S. Owner performs independent personal services in France.

Taxation of Capital Gains

A disposition of the ORAs by a U.S. Owner, including the repayment of the principal of the ORAs in shares of common stock, generally will not be subject to French capital gains tax.  However, such a disposition may in certain circumstances be subject to French capital gains tax if the ORAs form part of the business property of a permanent establishment situated in France or pertain to a fixed base in France available to the U.S. Owner.

Stamp Duty

Holders of ORAs who are not residents of France for French tax purposes generally will be exempt from French stamp duty.

E.2.2       United States Tax Considerations

Characterisation of ORAs

In the opinion of U.S. counsel to the Company, Cleary, Gottlieb, Steen & Hamilton, the ORAs will constitute equity of the Company for U.S. federal income tax purposes.  However, an opinion of counsel is not binding upon the Internal Revenue Service, which may seek to analyse the ORAs as debt or in some other manner that is unfavourable to holders of the ORAs.  The remainder of the discussion under “United States Tax Considerations” assumes that the ORAs will be treated as an equity interest in the Company.

Treatment of Coupon Payments

The coupon payments of the ORAs will be treated as foreign source dividend income to a U.S. Owner in the year received to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for U.S. tax purposes.  Such dividends will not be eligible for the dividends received deduction allowed with respect to certain dividends paid by domestic corporations.  Amounts paid in euros will be includible in the income of such a U.S. Owner in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder.  If the U.S. Owner converts the euros into dollars on the day it receives them, it generally will not be required to recognise foreign currency gain or loss in respect of such dividend income.

Treatment of Capital Gains

For U.S. federal income tax purposes, gain or loss realised by you on the sale or disposition of ORAs will be capital gain or loss, and will be long-term capital gain or loss if the ORAs were held for more than one year.  The net amount of long-term capital gain realised by an individual generally is subject to taxation at a maximum rate of 20%.  Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income.  Your ability to offset capital losses against ordinary income is subject to limitations.

F.         Dividends and paying agents

Not applicable.

G.         Statements by experts

Not applicable.

H.         Documents on display

We file reports, including annual reports on Form 20-F, with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to us. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and in Chicago, at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.  You may also review documents included as exhibits to this and previous filings at our corporate headquarters, Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne.

I.          Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of changes in interest and foreign currency exchange rates.  In the normal course of business, we employ established policies and procedures to manage our exposure to changes in interest and foreign currency exchange rates, primarily by using swaps and forward rate agreements.  It is our policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet our objectives.  We do not enter into interest and foreign currency rate transactions for speculative purposes.

We have significant variable rate short-term investments, long-term receivables and debt.  We also have interest rate risk associated with lease obligations, as amounts due under these contracts are tied to variable interest rates.  With respect to these interest rate sensitive instruments and obligations, a hypothetical 10% increase in interest rates, as of September 30, 2002 and 2001, would have had a € 0.6 million unfavourable impact on our near-term annual cash flows.  This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

The Group’s exposure to foreign currency risk relates primarily from British pound, denominated sales and U.S. dollar, denominated exposures.  The Group primarily utilises foreign exchange forward contracts to hedge these risks.  With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2002 and 2001 would have resulted in a € 5.2 million and € 11.6 million decrease in their market value, respectively.  No amount of this decrease would have impacted earnings since the loss on these instruments would have been offset by an equal gain on the underlying exposure being hedged.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.       CONTROLS AND PROCEDURES

Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including the Management Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.  No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

PART III

ITEM 17. FINANCIAL STATEMENTS

Please see Item 19 - “Financial Statements and Exhibits” for a list of all financial statements filed as part of this Form 20-F.

ITEM 18.       FINANCIAL STATEMENTS

Not applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

A.         Financial Statements

We are filing the following financial statements, together with the report of PricewaterhouseCoopers Audit related to the statements, as part of this Annual Report:

B.            Exhibits

		Page
4.1	Letter relating to Request for Derogation dated September 30, 2002, from Euro Disney to the various creditors named therein (translation from french)	86-93
4.2	Letter dated October 11, 2002, from the Caisse des Dépôts et Consignations (translation from French)	94
4.3	Letter dated October 16, 2002, from BNP Paribas (translation from French)	95
4.4	Letter dated October 17, 2002 from Crédit Agricole Indosuez (translation from French)	96

4.5	Amendment to the CDC Walt Disney Studios Park Loans dated November 18, 2002 (translation from French)	97-104

4.6	Royalties Letter from Euro Disney S.A. to Euro Disney SCA (Management fee) dated March 28,2003	105-107

4.7	Memo from The Walt Disney Company (Netherlands) B.V. to Euro Disney SCA (License Agreement) dated March 28, 2003	108-110

10.1	Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350	111

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: March 28, 2003

Euro Disney S.C.A.

/s/ James A. Rasulo
	By:	The Management Company, Euro Disney S.A.
	By:	James A. Rasulo
Chairman of the Board and
Chief Executive Officer

CERTIFICATION

I, James A. Rasulo, Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer of Euro Disney S.A. (the “Management Company”), certify that:

1.               I have reviewed this annual report on Form 20-F of Euro Disney S.C.A. (the “Company”);

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ( the “Evaluation Date”); and

c)              presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By:	/s/ James A.Rasulo
James A. Rasulo
Chairman of the Board,
Chief Executive Officer and
Acting Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Euro Disney S.C.A.

We have audited the accompanying consolidated balance sheets of Euro Disney S.C.A. and its subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income and of cash flows for each of the three years in the period ended September 30, 2002, all expressed in euros and prepared in conformity with accounting principles generally accepted in France. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Disney S.C.A. and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended September 30, 2002 and the determination of consolidated shareholders’ equity at September 30, 2002 and 2001 to the extent summarized in Note 27 to the consolidated financial statements.

We draw your attention to Note 2 to the financial statements, which includes a description of changes in the estimated useful lives of certain long-lived assets.

PricewaterhouseCoopers Audit

Jean-Christophe Georghiou

Paris, France

November 19, 2002, except for Note 28, for which the date is March 28, 2003.

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended September 30,
(€ in millions)	Notes*	2002	2001	2000

Revenues	17	1 076.0	1 005.2	959.2

Costs and Expenses	18	(900.3)	(820.0)	(783.4)

Income before Lease and Financial Charges		175.7	185.2	175.8

Lease rental expense	24	(188.8)	(185.8)	(151.1)
Financial income		59.1	89.8	74.8
Financial expense		(41.1)	(51.5)	(62.0)
		(170.8)	(147.5)	(138.3)

Income before Exceptional Items		4.9	37.7	37.5

Exceptional income / (loss), net	19	(38.0)	(7.2)	1.2

Net Income (loss)		(33.1)	30.5	38.7

Average number of common shares outstanding (in millions)	10	1 056	1 056	992

Earnings per Share and Diluted Earnings per Share (€)	2	(0.03)	0.03	0.04

*See Notes to Consolidated Financial Statements

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		September 30,
(€ in millions)	Notes*	2002	2001

Fixed Assets
Intangible assets		61.7	14.9
Tangible assets	3	1,004.3	839.7
Financial Assets	4	1,323.5	1,378.9
		2,389.5	2,233.5
Current Assets
Inventories	5	38.7	37.0
Accounts receivable:
Trade	6	91.7	73.5
Other	7	67.7	121.2
Short-term investments	8	14.2	422.9
Cash		8.2	129.9
		220.5	784.5

Deferred Charges	9	86.7	88.1

Total Assets		2,696.7	3,106.1

Shareholders’ Equity
Share capital	10	804.9	804.8
Share premium	10	289.0	288.9
Retained earnings	10	150.9	184.2
		1,244.8	1,277.9

Quasi-Equity	11	152.8	152.8

Provisions for Risks and Charges	12	35.5	35.8

Borrowings	13	821.3	1,141.2

Current Liabilities
Payable to related companies	14	80.6	90.9
Accounts payable and accrued liabilities	15	291.8	330.2
		372.4	421.1

Deferred Revenues	16	69.9	77.3

Total Shareholders’ Equity and Liabilities		2,696.7	3,106.1

*See Notes to Consolidated Financial Statements

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended September 30,
(€ in millions)	Notes*	2002	2001	2000

Net Income (loss)		(33.1)	30.5	38.7

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	18	64.0	54.0	49.8
Other		42.0	41.7	20.0
Changes in:
Receivables		35.3	7.0	(20.1
Inventories		(1.7)	(0.9)	(2.3
Payables and other accrued liabilities		(57.8)	11.3	82.8
Cash Flows from Operating Activities		48.7	143.6	168.9

Proceeds from the sale of fixed assets		1.4	—	0.8
Capital expenditures for tangible and intangible assets	3	(262.5)	(205.4)	(197.2)
Increase in deferred charges		(10.5)	(12.0)	(9.3)
Other		1.9	—	0.5
Cash Flows used in Investing Activities		(269.7)	(217.4)	(205.2)

Proceeds from new borrowings	13	63.3	381.1	—
Repayments and repurchases of borrowings	13	(381.8)	(164.1)	(75.8)
Net proceeds from equity offering		—	—	219.5
(Increase)/Decrease in debt security deposit		12.4	1.5	(2.1)
Other		—	—	(4.1)
Cash Flows from / (used in) Financing Activities		(306.1)	218.5	137.5

Change in cash and cash equivalents		(527.1)	144.7	101.2
Cash and cash equivalents, beginning of period		548.4	403.7	302.5
Cash and Cash Equivalents, end of period		21.3	548.4	403.7

Supplemental Cash Flow Information:
Interest paid		42.7	59.3	50.6
Lease rental expense paid		92.9	85.4	65.6

	September 30,
	2002	2001	2000

Reconciliation to Balance Sheet:
Cash	8.2	129.9	20.4
Short-term investments	14.2	422.9	387.7
Bank overdrafts (recorded in accounts payable and accruals)	(1.1)	(4.4)	(4.4)
Cash and Cash Equivalents, end of period	21.3	548.4	403.7

* See Notes to Consolidated Financial Statements

1            Description of the Business and the Financial Restructuring

1-1 Description of the Business

Euro Disney S.C.A. (the “Company”) and its wholly-owned subsidiaries (collectively, the “Group”) commenced operations with the official opening of the Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is owned 39% by indirect, wholly-owned subsidiaries of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A. (the Company’s Gérant), an indirect, 99%-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A., also an indirect, wholly-owned subsidiary of TWDC.  Entities included in the fiscal year 2002 consolidated financial statements and their primary operating activities are as follows:

Company	% of Control and Ownership	Primary Operating Activity
Euro Disney S.C.A.		Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development

EDL Hôtels S.C.A.	99.9	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities (see terms defined below).

EDL Services S.A.	99.8	Management company of the Phase IB Financing Companies (see terms defined below)

EDL Hôtels Participations S.A.	99.9	General Partner of EDL Hôtels S.C.A., ED Resort S.C.A. and ED Resort Services S.C.A.

Euro Disney Vacances S.A.	99.9	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy.

Euro Disney Vacaciones S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A. (company currently inactive)

Val d’Europe Promotion S.A.	99.8	Real estate developer
S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions

ED Spectacles S.A.R.L.	100.0	Operator of Buffalo Bill’s Wild West Show

Débit de Tabac S.N.C.	100.0	Tobacco retailer at Disney Village
ED Resort S.C.A.	99.9	Company currently inactive
ED Resort Services S.C.A.	99.9	Company currently inactive
ED Finances 1 S.N.C.	100.0	Company currently inactive
ED Finances 2 S.N.C.	100.0	Company currently inactive
ED Finances 3 S.N.C.	100.0	Company currently inactive
ED Finances 4 S.N.C.	100.0	Company currently inactive

During fiscal year 2002, six 100%-owned subsidiaries of EDL Hotels SCA, that had been created in connection with the original leasing and financing structure of the Phase IB Facilities, were merged into EDL Hotels S.C.A.  The merger became effective on July 31, 2002, and was retroactively implemented from October 1, 2001.

1-2 Disneyland Resort Paris Financing

The Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park.  Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company.  In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements.  Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.N.C. (“EDA SNC”), an indirect, wholly-owned affiliate of TWDC, which is in turn subleasing those assets to the Company.  The Group has no ownership interest in the Phase IA Financing Company or EDA SNC.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre  (collectively, the “Phase IB Facilities”).  Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A.  The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the  “Phase I SNCs” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA SNC for certain Disneyland Park assets which were constructed subsequent to Opening Day.  Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA SNC and are being leased back to the Company.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel.  Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold as they were constructed by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies, EDA SNC and Centre de Congrès Newport S.A.S.

1-3 Financial Restructuring

In 1994, the Company, TWDC, the Phase I SNCs and certain of the financial institutions and companies that are creditors of the Group and the Phase I SNCs (the “Lenders”) executed agreements related to a financial restructuring (the “Financial Restructuring”).  The Financial Restructuring was essentially comprised of concessions and contributions made by the Lenders and TWDC and the prepayment of certain outstanding loan indebtedness of the Group and the Phase I SNCs with the € 880.5 million net proceeds of a rights offering.  The Financial Restructuring continues to have  a significant positive impact on the Group’s net income mainly due to the partial waiver of royalties and management fees by TWDC and remaining interest forgiveness.

2            Summary of Significant Accounting Policies

Basis of Preparation and Use of Estimates

The Group’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in France.  The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts presented in the financial statements and footnotes thereto. Actual results could differ from those estimates.  Certain reclassifications to the 2001 and 2000 comparative amounts have been made to conform to the 2002 presentation.

Principles of Consolidation

The Group’s consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany accounts and transactions have been eliminated.

Leased Assets

The Group leases a significant portion of its operating assets. Pursuant to options available under French accounting principles, the Group accounts for these transactions as operating leases.

Fixed Assets

Intangible assets consist of software costs, licensee rights and theme park attraction  film production costs and are carried at cost.  Amortisation is computed on the straight-line method over two to twenty years.  Tangible assets are carried at cost.  Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives

Secondary infrastructure	10 to 40 years

Buildings	20 to 40 years

Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate incurred on the Company’s borrowings.  Projects under development are capitalised at the point technical and economic feasibility has been established.

Effective October 1, 2001, the Group revised the estimated useful lives of certain long-lived assets in the secondary infrastructure and buildings categories.  This revision was based upon a full review of the existing asset base in light of the operating experience to date of the Group and the intended use of the asset.  Management believes the new estimated useful lives will more appropriately reflect its financial results by allocating the costs of these assets over a useful life that more closely conforms to their intended use and with practices prevalent in the industry.  As required, these changes will impact depreciation expense prospectively and had the impact of decreasing fiscal year 2002 depreciation expense by € 5.7 million.

Inventories

Inventories are stated at the lower of cost or market value, on a weighted-average cost basis.

Income Taxes

The Group files a consolidated tax return.  The Group provides for deferred income taxes on temporary differences between financial and tax reporting.  The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse.

Debt Issue Costs

Direct costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a prorata amount of the unamortised issue costs is expensed and included as part of the gain or loss resulting from the transaction.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Group’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans.  Retirement indemnities paid under the Group’s collective bargaining agreement are expensed as paid.  The future commitment with respect to these indemnities is disclosed (see Note 25).

Risk Management Contracts

In the normal course of business, the Group employs a variety of off-balance-sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward, and option contracts.  The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognises the gain or loss on the designated hedging financial instruments.  The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements as interest and exchange rates shift as adjustments to interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments.  Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date.  Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date.  Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments.  Provision is made for all unrealised exchange losses to the extent not hedged.

Participant Revenue

Fees billed to companies ("Participants") that enter into long-term marketing agreements with the Group for the sponsorship of attractions are recognized as revenue rateably over the period of the applicable agreements.

Operating Subsidies

Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

Earnings per Share and Diluted Earnings per Share

Earnings per share and diluted earnings per share of common stock are computed on the basis of the weighted average number of shares outstanding during the fiscal year.  Diluted earnings per share excludes all potential shares that could be created by outstanding instruments to issue future shares of common stock as their effect on the calculation is anti-dilutive.

Statement of Cash Flows

The statement of cash flows measures changes in cash and cash equivalents.  Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less.  Short-term investments are stated at the lower of cost or market value.

3            TANGIBLE FIXED ASSETS

(€ in millions)	Sept. 30, 2001	Additions	Deductions	Transfers/ Adjustments	Sept. 30, 2002
Land and secondary infrastructure	264.5	2.5	(0.1)	85.8	352.7
Buildings	313.3	(0.1)	(0.9)	258.8	571.1
Leasehold improvements, furniture, fixtures and equipment	207.0	2.4	(14.1)	200.3	395.6
Subtotal	784.8	4.8	(15.1)	544.9	1,319.4

Construction in progress	372.6	238.8	—	(576.3)	35.1
Accumulated depreciation	(317.7)	(45.3)	12.8	—	(350.2)
	839.7				1,004.3

Fixed assets with a net book value of  € 166.8 million at September 30, 2002, are either mortgaged or pledged as security under loan agreements.  In fiscal years 2002 and 2001, interest capitalised on assets during their construction period amounted to € 9.2 million and € 15.1 million, respectively.

4    FINANCIAL ASSETS

	September 30,
(€ in millions)	2002	2001
Phase IA Financing Company loans receivable (a)	926.9	958.6
Phase IB Financing Companies loans receivable (b)	358.3	367.7
Other (c)	38.3	52.6
	1,323.5	1,378.9

(a)    Phase IA Financing Company loans receivable

Pursuant to the original Disneyland Park financing agreements and the Financial Restructuring, the Company provided long-term subordinated loans of € 1,010.1 million to the Phase IA Financing Company.  The loans bear interest at EURIBOR. However, pursuant to the Financial Restructuring, the applicable interest rate on the outstanding balance has been temporarily reduced and will return to the contractual rate beginning in fiscal year 2004. In addition, effective October 1st, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loans, including an acceleration of the principal reimbursement schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loans for fiscal years 2002 and 2001 were  4.12 % and 5.34%, respectively. Principal repayments commenced in fiscal year 1998 and will continue through fiscal year 2013. Principal repayments in fiscal years 2002 and 2001 were € 31.6 million and € 25.9 million, respectively.  Scheduled principal repayments in fiscal year 2003 are € 40.5 million. Under the new lease structure established in 1994 (see Notes 1-2 and 24-1), these long-term subordinated loans are pledged as security.

(b)    Phase IB Financing Companies loans receivable

Pursuant to the original Phase IB financing agreements and the Financial Restructuring, EDL Hôtels S.C.A. provided long-term subordinated loans of € 390.4 million to the Phase IB Financing Companies. The loans bear interest at a fixed rate of 6%. However, pursuant to the Financial Restructuring, the applicable interest  rate on the outstanding balance was temporarily reduced to 4% and will return, beginning in fiscal year 2004, to the contractual rate. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2016. Principal repayments in fiscal years 2002 and 2001 were € 9.5 million and € 8.4 million, respectively. Scheduled principal repayments in fiscal year 2003 are
 € 11.7 million.

(c)    Other

Other consists primarily of long-term bank guarantee deposits. In accordance with certain conditions stipulated in connection with the Financial Restructuring, the Group is required to maintain a security deposit as a pledge for the benefit of the Phases IA and IB Lenders until all of the senior debt pursuant to the financing agreements has been paid and other obligations by both the Lenders and the Group have been satisfied. The deposited amounts are adjusted quarterly and bear interest in favour of the Group.

5            Inventories

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 1.9 million and € 1.8 million at September 30, 2002 and 2001, respectively.

6            Trade Accounts Receivable

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees.  As of September 30, 2002 and 2001, the reserve for potentially uncollectible accounts was € 3.0 million and € 4.4 million, respectively.  As of September 30, 2002 and 2001, trade receivables included non-current receivables amounting to € 3.5 million and € 1.2 million, respectively.

7            Other Accounts Receivable

	September 30,
(€ in millions)	2002	2001
VAT	37.6	92.7
Other	30.1	28.5
	67.7	121.2

All amounts are due within one year.

8            Short-term Investments

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2002 and 2001.

9            Deferred Charges

	September 30,
(€ in millions)	2002	2001
Financial contributions to public infrastructure (a)	56.2	60.5
Other (b)	30.5	27.6
	86.7	88.1

(a)    Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of  € 34.3 million made by the Group to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994).  Remaining amounts relate to various financial contributions to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. Contributions to public infrastructure are stated net of accumulated amortisation of € 29.1 million and € 24.7 million at September 30, 2002 and 2001, respectively.

(b)    Other

Other consists primarily of the cost of major renovations performed on Disneyland Resort Paris assets. As of September 30, 2002 and 2001, these costs totalled € 42.6 million and € 34.8 million, respectively and are reported net of accumulated amortisation of € 15.4 million and € 10.8 million, respectively.

10     Shareholders’ Equity

		(€ in millions)
	Number of Shares	Share Capital	Share Premium	Reinstatement of ORAs	Retained Earnings
	(in thousands)
Balance at September 30, 1999	767 834	585.3	288.9	151.4	115.3
Issuance of new shares (net of issuance costs)	287,938	219.5
Reinstatement of ORAs				(151.4)
Allocation to General Partner					(0.2)
Net income					38.7
Balance at September 30, 2000	1 055 772	804.8	288.9	—	153.8
Issuance of new shares	15	—
Allocation to General Partner					(0.2)
Net income					30.5
Balance at September 30, 2001	1 055 787	804.8	288.9	—	184.2

Issuance of new shares	151	0.1	0.1	—	—
Allocation to General Partner					(0.2)
Net loss					(33.1)
Balance at September 30, 2002	1 055 938	804.9	289.0	—	150.9

•        Number of shares

The number of shares above represent the Company’s issued, outstanding and fully paid shares, at the respective dates.

•        Share capital

In December 1999, the Company completed an equity offering, which resulted in the issuance of 287.9 million of new shares at a price of € 0.8. Gross proceeds from the issuance were € 230.3 million.

•        Reinstatement of ORAs

The conditions for a reinstatement of the interest and capital rights of the ORAs, which had been conditionally waived in fiscal year 1998, were met as of September 30, 1999. Thus, on October 1, 1999, the waived rights were reinstated and the carrying value of the ORAs was reclassified to quasi-equity (see Note 11).

•        Retained earnings

At September 30, 2002 and 2001, the Company’s retained earnings include a legal reserve of  € 16.9 million and
€ 15.4 million, respectively, which is not available for distribution.

Warrants

As part of the Financial Restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 share of the Company’s common stock at a price of  € 6.10 for every three warrants held.  The warrants have a term of ten years and may be exercised between January 1996 and July 2004.

11  Quasi-equity

In 1994, as part of the Financial Restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value of  € 60.98, a coupon rate of 1% per annum and a ten-year term.  Upon maturity, each  ORA will be redeemable by the issuance of 10,691 shares of the Company’s common stock.

12     Provisions for Risks and Charges

(€ in millions)	September 30, 2001	Additions	Reversals	September 30, 2002
Provisions for risks and charges	35.8	4.0	(4.3)	35.5

At September 30, 2002 and 2001, provisions for risks and charges primarily included provisions for various charges, claims and litigation.  The additions and reversals in fiscal year 2002 related to individually insignificant items.

13     Borrowings

	September 30,
(€ in millions)	2002	2001
Convertible bonds (a)	—	373.7
CDC Phase I loans (b)	168.9	168.9
CDC Walt Disney Studios Park loans (c)	381.1	381.1
Phase IA credit facility (d)	122.1	128.3
Phase IB credit facility (e)	26.0	27.3
TWDC Line of Credit (f)	62.5	—
Other	20.8	20.6
	781.4	1,099.9
Accrued interest	39.9	41.3
	821.3	1,141.2

(a)    Convertible bonds

In 1991, the Company issued 28,350,000 unsecured 6.75% fixed rate convertible bonds with an aggregate face value of
€ 605.1 million.  Each convertible bond had a face value of € 21.34 and was convertible into 1.455 share of the Company’s common stock.  As of September 30, 2001, 15,916,670 bonds remained outstanding in the amount of  € 373.7 million, including a bond redemption premium due upon maturity of  € 34.0 million.  On October 1, 2001, these bonds matured and cash was made available to reimburse the outstanding obligation plus accrued interest payable of € 22.9 million.

(b)    Caisse des Dépôts et Consignations (“CDC”) Phase I loans

Pursuant to the original credit agreement and the Financial Restructuring, the Company borrowed from the CDC
€ 40.6 million senior debt and € 128.3 million subordinated debt.  The senior debt is secured by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, and other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and extend the final maturity date from fiscal year 2015 to fiscal year 2024.  At September 30, 2002 and 2001, accrued interest related to these loans was € 8.0 million.

(c)    CDC Walt Disney Studios Park loans

On September 30, 1999, the Company executed a credit agreement with the CDC to provide € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park.  The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans were fully drawn during fiscal year 2001 in connection with the construction of Walt Disney Studios Park.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 2% or 5.15%, whichever is greater.  The timing of interest payments depends on the size of the Company’s surpluses in cash and short-term investments at each scheduled annual repayment date.  The annual interest payment due as of December 31, 2001 in the amount of € 14.5 million has been deferred in accordance with the provisions of the loans and will accrue interest at the greater of 5.15% or EURIBOR plus 2% (5.30% as of September 30, 2002) until the deferred interest is paid.  At September 30, 2002, accrued interest related to these loans was € 29.9 million, including the above described deferred amount.  At September 30, 2001, accrued interest related to these loans was € 9.6 million.

(d)    Phase IA credit facility

Pursuant to the original credit agreement with a syndicate of international banks and the Financial Restructuring, the Company borrowed € 148.6 million under the Phase IA credit facility.  The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  Principal repayments commenced in fiscal year 2000 with final repayment in fiscal year 2010.  From October 1, 1996 to September 30, 2003, the loans bear interest at EURIBOR plus 1.28% (4.58% at September 30, 2002). From October 1, 2003, the margin will decrease and the applicable rate will be EURIBOR plus 1%.  At September 30, 2002 and 2001, accrued interest related to this facility was immaterial.

(e)    Phase IB credit facility

Pursuant to the original credit agreement with a syndicate of international banks and the Financial Restructuring, EDL Hôtels S.C.A. borrowed € 29.7 million under the Phase IB credit facility.  The obligations under this credit facility are secured by the Phase IB Facilities. Principal repayments commenced in fiscal year 1998 with final repayment in fiscal year 2012.  From October 1, 1997 to September 30, 2003, the loans bear interest at EURIBOR plus 1.33% (4.63% at September 30, 2002).  From October 1, 2003, the margin will decrease and the applicable rate will be EURIBOR plus 1%.  At September 30, 2002 and 2001, accrued interest related to this loan amounted to € 0.2 million and € 0.3 million, respectively.

(f)     TWDC Line of Credit

As part of the Financial Restructuring, TWDC made available, until 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (3.30% as of September 30, 2002).  At September 30, 2002, accrued interest related to this facility amounted to € 0.2 million.

Debt Covenants

The Financial Restructuring agreements include covenants with respect to the restructured financing arrangements between the Group and the Lenders.  These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds, which were most recently modified by subsequent agreements with the Lenders in October 2002.  In conjunction with Walt Disney Studios Park, the Lenders agreed to authorise the capital investment for the project and to modify these covenants during the construction period, including the approval of an increase of  € 15.2 million per year in the maximum level of recurring capital expenditures for fiscal years 2000 through 2002.  In October 2002, our lenders agreed to lower the required threshold for the gross operating income financial covenant for fiscal year 2002.  As part of this modification, we will submit to a new gross operating income covenant for fiscal years 2003 and 2004, the level of which is based upon our annual operating plans.  In addition, we will increase (up to double) our quarterly debt security deposits, unless certain targeted levels of operating income are achieved.

The Group’s borrowings at September 30, 2002 have the following scheduled maturities:

(€ in millions)
2003	10.1
2004	88.5
2005	31.9
2006	16.3
2007	19.9
Thereafter	614.7
781.4

14     Payable to Related Companies

Payables to related companies principally include payables to the Financing Companies for rent payable pursuant to Disneyland Park and Hotel Leases and sub-leases (see Note 24) and payables to wholly-owned subsidiaries of TWDC for royalties and management fees (see Note 18) and costs associated with the construction of Walt Disney Studios Park.  All amounts are due within one year.

15     Accounts Payable and Accrued Liabilities

	September 30,
(€ in millions)	2002	2001
Suppliers	183.8	157.1
Payroll and employee benefits	55.8	53.0
VAT	6.3	65.1
Other	45.9	55.0
	291.8	330.2

All amounts are due within one year.

16     Deferred Revenues

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts and participant revenues that are being recognised as income straight-line over the term of the related contract.

17     Reported Segments

The Group has two reportable segments: the Resort, which includes the operations of the Theme Parks, Hotels and Disney Village and Real Estate Development. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items. The Group does not evaluate the performance of its segments based upon their respective fixed asset values.  The accounting policies of these segments are the same as those described in Note 2 “Summary of Significant Accounting Policies”.

The table below presents information about reported segments for fiscal years 2002, 2001 and 2000:

	Year ended September 30,
(€ in millions)	2002	2001	2000
Segment Revenues
Resort activities	1,048.7	968.0	944.7
Real estate development activities	27.3	37.2	14.5
Total	1,076.0	1,005.2	959.2

Segment Costs and Expenses
Resort activities	(885.1)	(806.6)	(771.8)
Real estate development activities	(15.2)	(13.4)	(11.6)
Total Costs and Expenses	(900.3)	(820.0)	(783.4)

Segment Income before Lease and Net Financial Charges
Resort activities	163.6	161.4	172.9
Real estate development activities	12.1	23.8	2.9
Total Income before Lease and Net Financial Charges	175.7	185.2	175.8

18     costs and expenses

	Year ended September 30,
(€ in millions)	2002	2001	2000
Direct operating costs (a)	617.2	551.3	531.4
Marketing, general and administrative expenses	183.5	183.0	171.0
Depreciation and amortisation	64.1	54.0	49.9
Royalties and management fees (b)	35.5	31.7	31.1
	900.3	820.0	783.4

(a)       Direct Operating Costs

Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

(b)       Royalties and Management Fees

Royalties represent primarily payments to wholly-owned indirect subsidiaries of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.  Management fees are payable to Euro Disney S.A., the Company’s  Gérant, as specified in the Company’s by-laws.  Royalties and management fees are based primarily upon operating revenues.

In fiscal year 1999, after a five year waiver resulting from the Financial Restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate.  Royalties will be fully reinstated beginning in fiscal year 2004 and management fees will progressively increase through fiscal year 2018.  During both fiscal years 2002 and 2001, the rates applicable to each revenue category were consistent and ranged from zero to five percent resulting in fiscal year 2002 in royalties and management fees of  € 24.0 million and € 11.5 million, respectively.  During fiscal year 2001, royalties and management fees were € 21.8 million and € 9.9 million respectively.

19  Exceptional Income (Loss)

	Year ended September 30,
(€ in millions)	2002	2001	2000
Pre-opening costs – Walt Disney Studios Park (a)	(37.2)	(5.3)	(2.6)
Movements in provisions for risks and asset valuation reserves (b)	0.7	(0.8)	10.1
Euro implementation costs	(1.0)	(1.5)	(0.6)
Loss on early repurchase of 6.75% Convertible Bonds (c)	—	(2.3)	(0.5)
Fixed assets write-offs	(0.6)	(1.4)	(3.4)
Other (d)	0.1	4.1	(1.8)
	(38.0)	(7.2)	1.2

(a)  Pre-opening costs – Walt Disney Studios Park

During fiscal years 2002, 2001 and 2000, the Group incurred € 37.2 million, € 5.3 million and € 2.6 million, respectively, of pre-opening expenses related to Walt Disney Studios Park. These expenses include the costs of hiring and training employees for the Park during the pre-opening period, costs of the pre-opening advertising campaign and the media events which took place in February and March 2002.

(b)  Movements in provisions for risks and asset valuation reserves

These amounts are principally due to adjustments of provision for construction claims and other litigation offset by the reserval of certain asset valuation reserves.

(c)   Loss on early repurchase of 6.75% Convertible Bonds

During fiscal years 2001 and 2000, the Group made early repurchases of a portion of its 6.75% Convertible Bonds.  The exceptional losses represent the difference between the book value for the bonds on the Company’s books on the date of these repurchases and the cash paid for the bonds.

(d)  Other

The fiscal year 2001 amount included a € 2.3 million reversal of a portion of the provision for repairs necessitated by the December 26th Storm.

20  Income Taxes

Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date.  For fiscal years 2002,  2001 and 2000, this rate was approximately 35.4%, 36.4% and 37.8%, respectively. During fiscal years 2002, 2001 and 2000, no income tax was payable by the Group as a result of the utilisation of tax  loss  carryforwards.  Accordingly,  the Group’s effective tax rate for these periods was 0%.

At September 30, 2002, unused tax loss carryforwards were approximately € 640 million, of which, approximately € 240 million, if not utilised, will expire before fiscal year 2007.  The remaining tax losses can be carried forward indefinitely; however, due to the uncertainty of the ultimate realisation of these tax benefits, the Group has not recorded any deferred tax assets.

21  Stock Options

In 1994, the Company’s shareholders approved the implementation of an employee stock option plan (the “1994 Plan”) authorising the issuance of stock options for acquisition of up to 2.5% of the Company’s outstanding common stock.   Through September 30, 2002, the Company had granted a total of  8,266,371 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days.  The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

In March 1999, the Company’s shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5 % of the Company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  Through September 30, 2002, the Company had granted a total of  25,080,800 options, net of cancellations and exercices, under this plan.

A summary of the Company’s stock option activity for the years ended September 30, 2002 and 2001, is as follows:

	Number of Options (in thousands)	Weighted-average Exercise Price (in €)

Balance at September 30, 2000	20,020	1.09

Options granted	9,395	0.77
Options exercised	(14)	0.83
Options cancelled	(4,076)	1.06
Balance at September 30, 2001	25,325	0.98

Options granted	9,893	1.10
Options exercised	(142)	0.81
Options cancelled	(1,729)	0.96
Balance at September 30, 2002	33,347	1.02

The following table summarises information about stock options at September 30, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price
€ 0.77 – 1.00	15,495	6	€0.80	4,438	€0.81
€ 1.01 – 2.00	17,189	6	€1.16	6,895	€1.24
€ 2.01 – 2.50	663	3	€2.32	663	€2.32
	33,347	6	€1.02	11,996	€1.14

22  Financial instruments

22-1 Interest rate risk management transactions

The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates and to lower its overall borrowing costs.  The impact of changes in interest rates affects financial income and expense as well as lease rental expense of the Group.

The following table summarises, by notional amounts, the activity for interest rate contracts outstanding during the years ended September 30, 2002 and 2001.  Roll-forward activity, which represents renewal of existing positions, is excluded.

(€ in millions)	Forward Agreements / Swaps
Balance at September 30, 2000	—

Additions	563.8
Maturities/Terminations	—
Balance at September 30, 2001	563.8

Additions	—
Maturities/Terminations	—
Balance at September 30, 2002	563.8

During fiscal year 2001, the Company entered into several interest rate swap agreements which became effective at or near September 30, 2001 and have a term of 2 years.  These agreements require the company to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments calculated based upon 3-month EURIBOR on the outstanding notional amounts, which total € 563.8 million as of September 30, 2002.

The total interest rate differential resulting from interest rate hedging instruments was a loss of  € 5.4 million in fiscal year 2002.  There was no material impact in fiscal year 2001.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts.  At September 30, 2002 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount would represent a loss of € 7.4 million (€ 8.1 million at September 30, 2001).

22-2 Currency risk management transactions

The Group’s exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and certain European currencies.

The Group’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges.  Accordingly, the Group enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

At September 30, 2002 and 2001, the Group had € 54.3 million and € 103.4 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts.  This amount was a loss of € 0.1 million and € 2.0 million at September 30, 2002 and 2001, respectively.

22-3 Concentrations of credit risk

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilises a variety of off-balance sheet instruments for hedging purposes.  At September 30, 2002 and 2001, neither the Group nor the counterparties were required to collateralise their respective obligations under the terms of these hedging contracts.

23  Commitments and Contingencies

There are various legal proceedings and claims against the Group relating to construction and other activities incident to the conduct of its business.  Management has established provisions for such matters and does not expect the Group to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

The Company is jointly liable for all Phase IA Financing Company obligations under the  Phase  IA  credit  facility until their schedule maturity date in 2009. These obligations total € 290.8 million as of September 30, 2002.

EDL Hôtels S.C.A. has guaranteed all Phase IB Financing Companies’ obligations under the Phase IB credit facility and Phase IB partner’s advances until scheduled maturity date (2016 at the latest). These obligations total € 245.6 million as of September 30, 2002.

As part of the terms of the Financial Restructuring, the Company was required to pay a one-time development fee of
€ 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development.  In order to obtain the approval for the financing of Walt Disney Studios Park from the Lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement by the Group of specified cash flow levels.

24  Leased Assets

The Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets.  Pursuant to options available under French accounting principles, the Group has not capitalised these leases and has accounted for them as operating leases.

24-1Disneyland Park and Hotel Leases

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special purpose financing companies.  The following discussion summarises the significant terms of each lease:

•             Disneyland Park - Phase IA Lease

Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company.  Pursuant to the terms of the Financial Restructuring, a new leasing structure for Disneyland Park assets was implemented.

Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA SNC with terms similar to the original financial lease. The Company, in turn, is subleasing Disneyland Park from EDA SNC for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA SNC.  At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA SNC upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA SNC may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s  then  outstanding debt. Alternatively, EDA SNC could terminate the lease, in which case EDA SNC would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to the benefit of EDA SNC.

•             Disneyland Park - Additional Capacity Attractions Lease

As part of the Financial Restructuring, EDA SNC purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of  € 2.1 million.  At the end of the lease term, the Company will have the option to purchase the assets for  € 213.4 million.  If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum.  As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA SNC at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above.  At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

•             Hotel - Phase IB Facilities Leases

EDL Hôtels S.C.A. leases the Phase IB Facilities from the six Phase IB Financing Companies. The leases will terminate in February 2011. Beginning in fiscal year 1998, the Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies’ outstanding debt.

•             Hotel - Newport Bay Club Convention Centre Lease

EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre. The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount.  Annual lease payment amounts are based upon the construction costs of the asset and an interest rate of 6 months EURIBOR + 20 basis points.

Lease rental expense was € 188.8 million and € 185.8 million for the years ended September 30, 2002 and 2001, respectively.  The rental expense under these leases consists of the lessor’s debt service payments (principal and interest), including those related to the long-term loans granted by the Group (as described in Note 4), and any operating costs (primarily property taxes) incurred by the lessor.  Thus, lease rental expense fluctuates principally with the lessor’s interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities’ debt.

Lease Commitments

The following table summarises the gross amount of future minimum rental commitments (excluding operating costs) due to the Financing Companies, under non-cancellable operating leases.  The future commitments calculation is based upon the following assumptions:

•                       Average future EURIBOR of 6%.

•                       The Group will exercise its purchase options on the Phase IB Facilities at the end of the Phase IB lease terms in February 2011 for an estimated amount of € 280 million.  This option fee is included in the following commitment table in the line Thereafter.

•                       The Company will exercise its option at the end of the 12th year of  Disneyland Park Phase IA lease.  In this event, the Company will pay an option fee of € 78.7 million and will continue to lease the assets.  The option fee and the resulting lease obligations are reflected in the following commitment table in fiscal year 2006 and thereafter.

•                       The Company will exercise its option under Disneyland Park — Additional Capacity Attractions Lease — and will purchase the leased assets for € 213.4 million.  The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

Lease commitments as of September 30, 2002 are as follows:

		Loans granted by the Group to Lessors (see Note 4)
(€ in millions)	Lease Commitments (Gross amounts)	Interest Payments	Principal Repayments	Lease Commitments (Net amounts)
2003	226.2	(75.6)	(52.2)	98.4
2004	253.9	(82.9)	(67.3)	103.7
2005	263.6	(78.1)	(74.7)	110.8
2006	571.3	(72.9)	(90.0)	408.4
2007	291.7	(66.7)	(101.6)	123.4
Thereafter	2,413.1	(237.5)	(899.2)	1,276.4
	4,019.8	(613.7)	(1,285.0)	2,121.1

Lease rental commitments include principal and interest amounts due to the Group as repayment of the long-term loans granted by the Group to the Phase I SNCs.  However, the portion of the rental commitments related to principal and interest amounts on the long-term loans granted by the Group to the Phase I SNCs has no cash flow impact on the Group as the cash outflow for this portion of lease rental expense is exactly offset by the cash inflow of interest and principal repayments.  Therefore, the portion of the gross rental commitment related to the repayment of these long-term loans is separately identified to arrive at a total net lease commitment.

Book value of leased assets

As the Group accounts for these transactions as operating leases, the historical cost and depreciation of the assets, and related secured indebtedness are not included in the Group’s consolidated financial statements.  The book value and depreciation of the assets, which are carried by the Financing Companies, are summarised as follows:

	September 30, 2002
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Lives
Intangible assets	15.6	(12.9)	2.7	10 years
Land and secondary infrastructure	302.6	(122.4)	180.2	10 to 25 years
Buildings	1,852.1	(775.6)	1,076.5	25 to 33 years
Leasehold improvements, furniture, fixtures and equipment	405.9	(333.5)	72.4	5 to 25 years
	2,576.2	(1,244.4)	1,331.8

Depreciation expense using the straight-line method, as reported by the Financing Companies, was  € 105.9 million,  € 122.6 million and € 122.6 million for the years ended September 30, 2002, 2001 and 2000, respectively.

24-2 Other Leases

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 27.4 million, € 26.7 million and € 24.4 million for the years ended September 30, 2002, 2001 and 2000, respectively.  Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2002 are as follows:

(€ in millions)
2003	9.4
2004	8.2
2005	7.2
2006	6.2
2007	1.7
Thereafter	3.2
35.9

25     Employees

The weighted-average number of employees employed by the Group was:

	Year ended September 30,
	2002	2001	2000
Cadres	2,287	1,997	1,854
Non-cadres	10,180	9,112	9,578
	12,467	11,109	11,432

Total employee costs for the years ended September 30, 2002, 2001 and 2000 were € 352.0 million, € 307.0 million and 297.6 million, respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations.  Certain employees also participate in a supplemental defined contribution plan.  Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred.  In addition, retirement indemnities are paid under the terms of the Group’s collective bargaining agreement.

A new collective bargaining agreement became effective in April 2001, which among other things increased the retirement benefits provided by the Group to its employees.  Under the agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Group at the age of 60 or older after completing at least 1 year of service.

As of September 30, 2002, the future commitment with respect to these retirement indemnities was estimated to be  € 6.4 million compared to € 5.8 million as of September 30, 2001.

26     Directors’ Fees

During the years ended September 30, 2002, 2001 and 2000, fees paid to members of the Company’s Supervisory Board were
€ 133,393, € 201,995 and 190,561 respectively.

27     Summary of Differences Between Accounting Principles Adopted by the Group and Generally Accepted Accounting PRINCIPLES IN THE U.S. AND SUPPLEMENTAL DISCLOSURES

As a result of the 1994 rights offering referred to in Note 1-3, Euro Disney S.C.A. is required to file an annual report on Form 20-F with the Securities and Exchange Commission (“SEC”) in the United States within six months of September 30 each year.  As explained in the summary of significant accounting policies, the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”).  French GAAP varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”) particularly for leases of operating assets, which are accounted for as operating leases in accordance with one of the options allowed by French GAAP, rather than being capitalised. Additionally, in connection with the Financial Restructuring, the Company’s computation of interest expense under French GAAP differs significantly from U.S. GAAP.

The reconciliations of net income and equity between French and U.S. GAAP are shown below, followed by a condensed consolidated balance sheet prepared under U.S. GAAP.  A description of the accounting principles which materially differ also follows:

Reconciliation of Net Income (Loss)

	Year ended September 30,
(€ in millions)	2002	2001	2000
Net Income (Loss), as reported under French GAAP	(33.1)	30.5	38.7
Lease and interest adjustments	(35.7)	(78.4)	(106.0)
Other	1.5	(2.7)	1.1
Net Loss under U.S. GAAP	(67.3)	(50.6)	(66.2)

Comprehensive Income Items:
Interest rate hedges	0.7	(8.1)	—
Comprehensive Loss under U.S. GAAP	(66.6)	(58.7)	(66.2)

Reconciliation of Shareholders’ Equity

	September 30,
(€ in millions)	2002	2001
Shareholders’ Equity, as reported under French GAAP	1,244.8	1,277.9
Cumulative lease and interest adjustments	(1,287.0)	(1,251.3)
Effect of revaluing the ORAs and sale/leaseback transactions	178.1	178.1
Other	(23.3)	(25.0)
Shareholders’ Equity under U.S. GAAP	112.6	179.7

Balance Sheet under U.S. GAAP

	September 30,
(€ in millions)	2002	2001
Current assets	259.4	830.9
Other assets	144.6	157.0
Fixed assets	2,660.6	2,551.1
Total Assets	3,064.6	3,539.0

Current liabilities	536.7	568.7
Non current liabilities	196.7	225.5
Borrowings*	2,218.6	2,565.1
Shareholders’ Equity	112.6	179.7
Total Liabilities and Equity	3,064.6	3,539.0

* (excluding accrued interest)

Lease and interest adjustments

The Group leases substantially all of its operating assets under various agreements. Under French GAAP, the Group has not capitalised these leases and is accounting for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities and related depreciation and interest expense are reflected in the Group’s financial statements.

Under U.S. GAAP, all interest charges relating to debt instruments whose interest rates are scheduled to change or have interest “holidays” or forgiveness periods are required to be calculated in accordance with the “effective interest method”.  This method calculates the estimated interest charges over the life of the debt, and allocates this amount evenly over the term of the debt using an effective yield.  During fiscal years 2002, 2001 and 2000, this adjustment resulted in less interest expense under U.S. GAAP than that reported under French GAAP, as interest expense calculated using this method differs from actual interest paid.

Financial Instruments

In 1998, the Financial Accounting Standards Board (“the FASB”) issued Statement of Financial Accounting Standards 133, Accounting for Derivative Instruments and Hedging Activities. This statement was subsequently amended by the issuance of Statement of Financial Accounting Standards 137 (“SFAS 137”) and Statement of Financial Accounting Standards 138 (“SFAS 138”).  The Group adopted Statement of Financial Accounting Standards 133 as amended by SFAS 137 and SFAS 138 (“SFAS 133”), effective October 1, 2000.  SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.  Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.  For fair-value hedges in which the Company is hedging changes in an asset’s, a liability’s, or a firm commitments’ fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item’s fair value.  For cash flow hedges in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income.  The gain or loss on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods during which earnings are impacted by the variability of the cash flows of the hedged items.  The ineffective portion of all hedges will be recognised in current-period earnings.

As a result of adopting SFAS 133 on October 1, 2000 and in accordance with the transition provisions, the Company recorded a one-time gain of € 4.7 million related to its foreign currency derivative instruments representing the cumulative effect of the adoption.

During fiscal years 2002 and 2001, the Company recorded the change in the fair value of its interest rate derivative financial instruments in comprehensive income.  For foreign exchange financial derivatives, the Company recorded a gain of € 2.0 million and a loss of € 6.7 million in financial results for fiscal years 2002 and 2001, respectively, representing the change in the market value of all foreign exchange derivative outstanding at the end of each period.

Extraordinary items

Under French GAAP the definition of exceptional items differs significantly from the U.S. GAAP definition of extraordinary items. No exceptional items in the French GAAP Statement of Income would be classified as extraordinary or non-operating under U.S. GAAP during fiscal years 2002, 2001 and 2000.

Comprehensive Income

Comprehensive income is a term used to define all non-owner changes in shareholders’ equity.  Comprehensive income is a concept not addressed by French GAAP.  Under U.S. GAAP, comprehensive income includes, in addition to net income:

•                       Net unrealised holding gains/losses arising during the period on available for sale securities

•                       Movements in cumulative translation adjustments

•                       SFAS 133 mark to market adjustments on derivative financial instruments designated as hedge, and

•                       Minimum pension liability adjustments.

Included in other comprehensive income in fiscal years 2002 and 2001 are a gain of € 0.7 million and a loss of  € 8.1 million, respectively, representing the change in value of interest rate derivatives designated as cash flow hedges.

Employee stock options

Under U.S. GAAP, the Group follows Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation (“SFAS 123”). The Group has elected under the provisions of SFAS 123 to continue to measure compensation costs using the method of accounting prescribed by Accounting Principles Board Opinion 25,  Accounting for Stock Issued to Employees.

Earnings per share

Under U.S. GAAP, the Group follows Statement of Financial Accounting Standards 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share (“EPS”). Basic EPS excludes all dilution and is calculated using the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Under U.S. GAAP, basic and diluted loss per share amounts for fiscal years 2002, 2001 and 2000 were € 0.06, € 0.05 and € 0.07, respectively.  As of September 30, 2002, 2001 and 2000, 163 million, 179 million and 183 mllion, respectively of potential shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Borrowings

Reconciliation of Borrowings

	September 30,
(€ in millions)	2002	2001
Total Borrowings, as reported under French GAAP*	781.4	1,099.9
Unconsolidated Phase I SNCs debt and lease financing arrangements	1,438.4	1,469.2
Borrowings including unconsolidated Financing Companies	2,219.8	2,569.1

U.S. GAAP adjustments to revalue lease financing arrangements and ORAs	(1.2)	(4.0)
Total U.S. GAAP Borrowings*	2,218.6	2,565.1

* (excluding accrued interest)

Description Unconsolidated Phase I SNC’s debt and Lease Financing Arrangements

As described in Note 24, the Group has not capitalised the leases of its operating assets but has accounted for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities are reflected in the Group’s balance sheet.  The underlying assets associated with these leases are set out in Note 24 above. Set out below is a schedule of U.S. GAAP obligations associated with these leases:

	September 30,
(€ in millions)	2002	2001
CDC Phase I loans (a)	361.3	361.3
Phase IA credit facility (b)	290.8	312.7
Phase IB credit facility (c)	148.7	156.6
Phase IA partners’ advances (d)	304.9	304.9
Phase IB partners’ advances (e)	96.9	96.8
EDA SNC lease financing arrangement (f)	213.4	213.4
Newport Bay Club Convention Centre lease financing arrangement	22.4	23.5
	1,438.4	1,469.2

Discount on EDA SNC lease financing arrangement (f)	(42.8)	(47.4)
	1,395.6	1,421.8

(a)       CDC Phase I loans

Pursuant to the original credit agreement and the Financial Restructuring, the Company borrowed from the CDC
€ 86.9 million senior debt and € 274.4 million subordinated debt.  The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, and other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans bear interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2014 to fiscal year 2024.  At September 30, 2002 and 2001, accrued interest related to these loans was € 16.9 million.

(b)       Phase IA credit facility

The Phase IA credit facility consists of several tranches and is collateralised by a mortgage on Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The Company is a co-obligor on this facility with the Phase IA Financing Company. The loan bears interest at EURIBOR plus 1.03% (4.33% at September 30, 2002).  Principal repayments commenced in fiscal year 2001.  At September 30, 2002 and 2001, accrued interest related to this loan amounted to € 0.4 million and € 0.6 million, respectively.

(c)        Phase IB credit facility

The Phase IB credit facility is secured by the Phase IB Facilities. The loan bears interest at EURIBOR plus 1.33% (4.63% at September 30, 2002). Principal repayments commenced in fiscal year 1998.  At September 30, 2002 and 2001, accrued interest related to this loans amounted to € 1.1 million and € 1.4 million, respectively.

(d)       Phase IA partners’ advances

These advances are related to Phase IA assets and bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the Financial Restructuring, the applicable interest rate was reduced by 54% in both fiscal years 2002 and 2001.  Principal repayments are scheduled to commence in fiscal year 2010.  At September 30, 2002 and 2001, accrued interest related to these advances was € 0.8 million.

(e)        Phase IB partners’ advances

These advances currently consist of two tranches, including € 18.8 million of bank borrowings, and are collateralised by Phase IB assets.  The bank borrowings totalling € 18.8 million bear interest at EURIBOR plus 1.46% (4.76% at September 30, 2002).  The remaining advances totalling € 78.0 million bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the Financial Restructuring, the applicable interest rate was reduced by approximately 35% in both fiscal years 2002 and 2001.  Principal repayments are scheduled to commence in fiscal year 2006.  At September 30, 2002 and 2001, accrued interest related to these advances was € 0.2 million.

(f)           EDA SNC lease financing arrangement

Represents the Company’s obligation under Disneyland Park-Additional Capacity Attractions lease with EDA SNC (as described in Notes 1-2 and 24). Under U.S. GAAP, this transaction is considered a financing arrangement at a rate below market levels; therefore, the obligation was discounted to reflect current market rates of interest at the inception of the lease. The discounted obligation is being accreted and will arrive at its maturity  value in June 2006.  As of September 30, 2002 and 2001, the discounted value of this obligation was € 170.6 million and € 166.0 million, respectively.

These outstanding borrowings have the following scheduled maturities as of September 30, 2002:

(€ in millions)
2003	37.5
2004	40.9
2005	50.9
2006	61.1
2007	101.7
Thereafter	1,103.5
1,395.6

Bonds redeemable in shares (“ORAs”)

Under French GAAP, the ORAs were originally recorded at face value as quasi-equity.  In fiscal year 1998, the carrying value of the waived ORAs was transferred to shareholders’ equity, as a result of a waiver of ORA rights. In fiscal year 2000, this amount was transferred back to quasi-equity, following the reinstatement of the waived rights.  Under U.S. GAAP, the ORAs were recorded at their discounted fair value upon issuance and included in the Company’s outstanding borrowings.  Upon maturity in 2004, these bonds will be redeemed in shares of the Company and  € 38.1 million will be transferred to shareholders’ equity.  The difference between the discounted fair value of the ORAs at their issuance and their maturity value is being amortised to interest expense.  As of September 30, 2002 and 2001, the carrying value of the ORAs included in U.S. GAAP borrowings was € 41.6 million and € 43.6 million, respectively.

Royalties and Management Fees

The Group is party to a licensing agreement under which the Group pays royalties to an indirect wholly-owned subsidiary of TWDC.  In addition, the Company is bound by the terms of its by-laws to pay management fees to Euro Disney S.A., also an indirect wholly-owned subsidiary of TWDC.  As part of the Financial Restructuring, the terms of the licensing agreement and the terms of the Company’s by-laws were modified to reduce the amounts of these fees.  See Note 18(b) for a full description.  Under both French and U.S. GAAP, royalties and management fees have been recorded as due in accordance with the terms of the modified contracts.

The table below compares the total amount of the royalties and management fees recorded in the Consolidated Statements of Income to that which would have been recorded under the original terms of the modified contracts.  Pro forma net loss and net loss per share reflect the loss for the periods as if the royalties and management fees had not been reduced as part of the Financial Restructuring.

	Year ended September 30,
(€ in millions, except per share data)	2002	2001	2000
Pro-forma royalties and management fees under terms of the original contracts	111.9	103.4	100.6
Reduction due to 1994 Financial Restructuring	(77.2)	(71.7)	(69.5)
Royalties and management fees recorded	34.7	31.7	31.1

Pro forma U.S. GAAP Net Loss	(144.5)	(122.3)	(135.7)

Pro forma U.S. GAAP Net Loss Per Share (in €)	(0.14)	(0.12)	(0.14)

28  SUBSEQUENT EVENTS

On March 28, 2003 Euro Disney S.A. agreed that all management fees payable to it for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004 will be paid on a fiscal year-end basis rather than quarterly.  A wholly-owned indirect subsidiary of TWDC agreed to the same payment arrangement for royalties.  Euro Disney S.A. and the other indirect subsidiary of TWDC furthur agreed that due to a slow-down in tourism and the potential impact of ongoing geopolitical uncertainties, with respect to the last three quarters of fiscal year 2003, their combined royalties and management fees will not exceed the maximum amount that could be paid by the Group while maintaining compliance with the gross operating income covenant under certain of the Group's debt agreements.  Subject to the approval of the Supervisory Board, any portion of the royalties or management fees not paid for 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and net financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.

Also during March 2003, the Company agreed to waive its rights to the potential reduction in quarterly bank debt security deposits with its Lenders (see Note 13).