Form 20-F
period 2003-09-30
EURO DISNEY S C A
filed 2004-04-01
CIK 924284

Use these links to rapidly review the document
TABLE OF CONTENTS
FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2003

Commission file number: 33-79548

Euro Disney S.C.A.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant's name into English)	Republic of France (Jurisdiction of incorporation or organization)

Immeubles Administratifs
Route Nationale 34
77700 Chessy
France
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of Common Stock par value € 0.76	Euronext Paris, London Stock Exchange, SEAQ International, Brussels Stock Exchange
Subordinated Bonds Redeemable in Shares of Common Stock, par value € 60.98 per bond	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 1,055,937,724 shares of common stock, par value € 0.76.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☒    Item 18 ☐

PART I

PRESENTATION OF INFORMATION AND ACCOUNTING PRINCIPLES

        Euro Disney S.C.A. (the "Company"), including its consolidated subsidiaries (together, the "Group"), publishes its consolidated financial statements ("Consolidated Financial Statements") in euros ("euro"). However, financial information for periods prior to January 1,1999 was originally prepared in French francs and has been translated into euros at the rate of 6.55957 French francs per euro, the official rate established on January 1, 1999. The euro did not exist prior to that date and the conversion rate used may not reflect the French franc/euro exchange rate that would have applied if the euro had existed at such times. In addition, you should not assume that you can accurately compare financial information thus translated from dates and periods before January 1, 1999, with the financial information of other companies that have translated a non-French franc European currency into euro. All currency amounts in this annual report on Form 20-F ("Annual Report") are expressed in euros. In this Annual Report, "we", "us" and "our" refer to the Group.

        We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in France ("French GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Unless otherwise specified, all financial information presented in this Annual Report has been derived from or based on the Consolidated Financial Statements. For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to our consolidated results of operations and financial position, see Notes 2 and 27 to the Consolidated Financial Statements in Item 17—"Financial Statements".

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

        The following table sets forth our selected consolidated financial data for the five-year period ended September 30, 2003. This table is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and the related notes thereto included in Item 17 "Financial Statements", and Item 5—"Operating and Financial Review and Prospects."

Five Year Financial Review

	Year ended, September 30,
(€ in millions, except per share data)
	2003	2002	2001	2000	1999
Income Statement Data:
In accordance with French GAAP:
Segment Revenues

Resort activities	1,029.5	1,048.7	968.0	944.7	911.7
Real Estate development activities	23.6	27.3	37.2	14.5	8.5

Total Revenues	1,053.1	1,076.0	1,005.2	959.2	920.2

Income before Lease and Net Financial Charges	132.4	175.7	185.2	175.8	166.2
Income (loss) before exceptional items	(67.9)	4.9	37.7	37.5	21.2
Exceptional income (loss)	11.9	(38.0)	(7.2)	1.2	2.4
Net income (loss)(1)	(56.0)	(33.1)	30.5	38.7	23.6
In accordance with U.S. GAAP:
Revenues	1,053.4	1,078.3	1,002.9	960.7	921.9
Net loss(2)	(54.4)	(67.3)	(50.6)	(66.2)	(49.9)
Net loss per share (in €)(2)(3):	(0.05)	(0.06)	(0.05)	(0.07)	(0.07)
	Year ended, September 30,
(€ in millions, except per share data)
	2003	2002	2001	2000	1999
Pro forma U.S. GAAP net loss(4)	(153.6)	(144.5)	(122.3)	(135.7)	(117.4)
Pro forma net loss per share (in €)(4)	(0.15)	(0.14)	(0.12)	(0.14)	(0.15)

	September 30,
(€ in millions)
	2003	2002	2001	2000	1999
Balance Sheet Data:
In accordance with French GAAP:
Total assets	2,583.6	2,708.6	3,106.1	2,793.8	2,518.8
Borrowings	867.5	821.3	1,141.2	916.8	983.3
Shareholders' equity and quasi-equity	1,237.2	1,397.6	1,430.7	1,400.3	1,141.9
In accordance with U.S. GAAP:
Total assets	2,946.8	3,076.5	3,539.0	3,318.8	3,149.1
Borrowings (Current and Long-term(5))	2,208.9	2,218.6	2,565.1	2,349.8	2,419.4
Shareholders' equity	60.4	112.6	179.7	238.1	84.9
Common Shares Outstanding (in millions)	1,055.9	1,055.9	1,055.8	1,055.8	767.8

(1)
French GAAP net loss for fiscal year 2003 includes the € 10.6 million net impact of a change in accounting principle for major fixed asset renovations and the impact of a conditional waiver of royalties and management fees for the last three quarters of the fiscal year (see Item 5, Section C—"Results of Operations").

(2)
The U.S. GAAP net loss for fiscal years 2003 and 2002 does not include a net unrealized gain of € 2.1 million and € 0.7 million, respectively, related to changes in fair value of certain interest rate derivatives, which are recorded directly in equity. The U.S. GAAP net loss for fiscal year 1999 reflects a one time net gain of € 52.1 million resulting from the reduction of the interest on, and extension of the maturity of, existing loans and lease financing provided by the Caisse des Dépôts et Consignations ("CDC").

(3)
Per share data is based upon the weighted average number of common shares outstanding of 1,056 million, 1,056 million, 1,056 million, 992 million and 768 million for each of the years ended September 30, 2003, 2002, 2001, 2000 and 1999, respectively, and does not give effect to the exercise of any contingently issuable shares as they were anti-dilutive.

(4)
The proforma net loss and proforma net loss per share present the U.S. GAAP net loss that we would have had if royalties and management fees to The Walt Disney Company had not been adjusted from their original schedule for modifications agreed since the inception of the agreement (See Notes 18(b) and 27 to the Consolidated Financial Statements in Item 17—"Financial Statements").

(5)
As of September 30, 2003, all U.S. GAAP borrowings have been classified as current as the Company may not be able to meet its debt obligations during fiscal year 2004. (See Note 28 to the Consolidated Financial Statements in Item 17—"Financial Statement")

Exchange Rates

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

        The following tables set forth, for each of the periods indicated, certain information related to the euro/U.S. dollar exchange rate for 1999 through 2004 based on the noon buying rate in the city of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rates") expressed in euro per U.S.$1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates that were used to prepare our Consolidated Financial Statements nor the selected consolidated financial data included herein.

Euro per U.S. dollar	High	Low
February 2004	0.81	0.78
January 2004	0.81	0.80
December 2003	0.84	0.80
November 2003	0.88	0.83
October 2003	0.86	0.85
September 2003	0.93	0.87
Fiscal Year	High	Low	Average(1)	End of Period
Euro per U.S. dollar(2)
2003	1.03	0.84	0.92	0.86
2002	1.16	0.98	1.09	1.01
2001	1.21	1.05	1.13	1.10
2000	1.18	0.92	1.05	1.13
1999	0.99	0.82	0.91	0.94

(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2)
Euro/U.S. dollar exchange rates for periods prior to the introduction of the euro, on January 1, 1999, have been calculated by applying the fixed exchange rate of 6.55957 French franc per euro to the French franc/U.S. dollar exchange rate based on the Noon Buying Rate at the introduction date.

        The Noon Buying Rate on February 27, 2004 for the euro against the U.S. dollar was € 0.81 per $1.00 ($1.24 per euro). No representation is made that the French franc or the euro could have been converted into U.S. dollars at the rates shown herein or at any other rates for such periods or at such dates. In addition, there can be no assurance that the exchange rate trend between the U.S. dollar and the French franc prior to the existence of the euro would have been the same as the exchange rate trend that would have existed between the euro and the U.S. dollar during such period, had the euro been in existence. See also Item 5—"Operating and Financial Review and Prospects".

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks of Investing in Our Company

If we do not succeed in renegotiating our credit agreements before May 31, 2004, we will be unable to meet our financial obligations.

        On November 3, 2003, the Group obtained waivers from its lenders, effective though March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements. On March 22, 2004, this waiver was modified and extended until May 31, 2004. The purpose of this extension is to give management, the lenders and TWDC more time to find resolution regarding the Group's financial situation. Absent such a timely resolution, the waivers would expire and management believes the Group would then be unable to meet all of its debt obligations.

        In preparing the consolidated financial statements, management has used the going-concern assumption based on management's belief that it is in the best interest of all stakeholders, including the lenders and TWDC to successfully resolve the Group's financial situation. This resolution would likely include modifying the Group's existing obligations, obtaining additional financing and potentially changing our legal structure. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003.

Our high level of borrowings requires us to devote a large portion of our operating cash flow to service debt, and may limit our operating flexibility.

        We are highly leveraged. Under U.S. GAAP as of September 30, 2003, we had € 2.2 billion of borrowings and € 60.4 million of shareholders' equity. In addition, we pay significant royalties and management fees to affiliates of The Walt Disney Company. In fiscal year 2004, the contractual rates applied to revenues subject to royalties will double.

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

        If we cannot pay our debt service, royalties and fees and meet our other liquidity needs from operating cash flow, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favourable terms, or at all. Our financing agreements limit our ability to take some actions that could generate additional cash proceeds. They also require that we meet certain financial covenants. If we default on any of our debt, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect us. To avoid a default, we may need waivers from third parties, which might not be granted.

We have recently incurred losses, and continuing losses might reduce the value of our shares.

        Under French GAAP, we had net losses of € 33.1 million and € 56.0 million for fiscal years ended September 30, 2002 and 2003. We incurred net losses under U.S. GAAP of € 67.3 million and € 54.4 million in fiscal years 2002 and 2003, respectively. If we continue to experience losses, this could reduce the value of our shares.

        The U.S. GAAP losses for the Company would have been € 144.5 million and € 153.6 million for fiscal years ended September 30, 2002 and 2003, respectively, had it not been for the waiver of royalties and management fees by The Walt Disney Company arising from modifications to the original agreements. See Notes 18(b) and 27 to the Consolidated Financial Statements in Item 17—"Financial Statements".

We are subject to interest rate risk.

        As of September 30, 2003, approximately 32% of our borrowings and lease commitments were tied to floating interest rates. While we attempt to reduce interest rate risks in respect of a substantial portion of our borrowings through the use of interest rate swaps and other hedging techniques, an increase in interest rates could adversely affect our financial condition and results of operations.

We are subject to exchange rate risk.

        A portion of our purchases and capital investments are denominated in U.S. dollars and could be adversely affected by an increase in the relative value of the U.S. dollar against the euro. In addition, a significant portion of our guests (22% in fiscal year 2003) come from the United Kingdom, which is not part of the euro zone. An increase in the relative strength of the euro against the British pound would raise the price of a visit to the resort for guests visiting from the United Kingdom and could negatively affect their rates of attendance, per guest spending and hotel occupancy.

We have not paid any dividends in recent years, and we may not be able to pay dividends in the near future.

        We paid no dividends in respect of fiscal year 2003 and do not expect to pay dividends in the near future. Our ability to pay dividends is dependent on the availability of distributable profits under French law which, in turn, depends on our operating results, liquidity and financial condition. In addition, certain of our loan agreements limit or prohibit the payment of dividends in certain circumstances.

Our relationship with The Walt Disney Company limits the rights of our public shareholders and could generate conflicts of interest.

        The Walt Disney Company currently owns 39.1% of our shares and voting rights through an indirect, wholly-owned subsidiary. Under French law, our business is managed by a management company (Gérant) that is appointed by a general partner (associé commandité). The shareholders elect a supervisory board to oversee the management company, but the supervisory board does not have the power to remove the management company. Both our Management Company and our General Partner are wholly-owned indirect subsidiaries of The Walt Disney Company.

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

        In addition, the international terrorist attacks of September 11, 2001, the subsequent military actions and the current geopolitical climate are examples of items that can adversely affect travel-related industries and precipitate sudden economic downturns. Although our management closely monitors our operating trends and has developed cost-reduction strategies to address such risks, such steps, depending on the duration and intensity of the downturn, may be insufficient to prevent our financial performance from being adversely affected.

We need to make significant, regular capital expenditures to continue to attract guests.

        In order to continue to attract guests, we need to add new theme park attractions on a regular basis, which often requires significant capital expenditures. If we do not make these capital expenditures (for example, if our creditors do not permit us to make them pursuant to our financing agreements), this could result in a decrease in attendance, particularly from repeat guests, which could adversely affect our results of operations.

The theme park resort business is competitive, which could limit our ability to increase prices or to attract guests.

        We compete for guests throughout the year with other European and international holiday destinations as well as other leisure and entertainment activities in the Paris region. We also compete with other European theme parks (See Item 4, Section A.4.2—"Competition"). We also rely on convention business, which is highly competitive, for a portion of our revenues, and to maintain hotel occupancy in off-peak periods.

        Our hotels are subject to competition from the third-party hotels located on the Resort Site (approximately 1,576 rooms/units as of September 30, 2003), in central Paris and in the Seine-et-Marne area. We believe that our hotels are priced at a premium compared to the market, reflecting among other advantages, their proximity to the resort, their unique themes and the quality service that they offer. We are aware, however, that a number of less costly alternatives exist.

        Competition limits our ability to raise prices, and may require us to make significant new investments to avoid losing guests to our competitors.

Risks of investing in our shares

No U.S. Public Market

        There has been no public market in the United States for our shares and we have no present intention to apply to list the shares on any U.S. exchange. Therefore, the opportunity for U.S. holders to trade shares may be limited.

Preferential rights may not be exercisable by U.S. shareholders

        Under French law, shareholders have preferential rights (which may be waived) to subscribe on a pro rata basis for cash issuances of new shares or other securities giving rights, directly or indirectly, to subscribe for additional shares. U.S. holders of our shares may not be able to exercise any preferential rights derived from such shares unless a registration statement under the Securities Act is effective for such preferential rights or an exemption from such registration requirements is available. If we decide to issue new shares, we are under no obligation to file such a registration statement. If the preferential subscription rights are transferable, then U.S. holders could sell those rights, although the value they might realize from such sales is uncertain. If such rights could not be sold, they would lapse, and the U.S. holders would not realize any value from the rights.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY AND BUSINESS OVERVIEW

Introduction

        We are primarily engaged in the development and operation of the Disneyland Resort Paris (the "Resort"), formerly Euro Disneyland. The Resort commenced operations on April 12, 1992 ("Opening Day") on a 1,943 hectares (approximately 4,800 acres) site located 32 kilometers (approximately 20 miles) east of Paris in Marne-la-Vallée, Seine-et-Marne, France. Disneyland Resort Paris principally consists of Disneyland Park, Walt Disney Studios Park, seven themed hotels, including two convention facilities, an entertainment center ("Disney Village"), and a 27-hole golf facility (the "Golf Course"). Most of these facilities are leased, directly or indirectly, by the Group from special-purpose financing companies (collectively, the "Phase I Financing Companies"). We have no ownership interest in these entities. Disneyland Resort Paris is modelled on the theme park and resort concepts developed by The Walt Disney Company.

        Our principal executive offices are located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France. The postal address is BP 100, 77777 Marne-la-Vallée Cedex 04, France. Our telephone number is (33) (1) 64 74 40 00.

A.1  Breakdown of Revenues by Segment and Activity

        The Group operates in the following segments:

  •
  Resort activities include the operation of Disneyland Park and Walt Disney Studios Park (together, the "Theme Parks"), hotels and Disney Village and the various services that are provided to guests visiting our resort destination.

  •
  Real Estate Development activities include the conceptualization and planning of improvements and additions to our existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

        A breakdown of total revenues by major segment and activities during the past five fiscal years is set forth in the table below:

	Year ended September 30,
(€ in millions)
	2003	2002	2001	2000	1999
Theme Parks	508.5	526.0	476.4	459.5	460.2
Hotels and Disney Village	416.7	411.7	386.5	370.3	352.0
Other	104.3	111.0	105.1	114.9	99.5

Resort Segment	1,029.5	1,048.7	968.0	944.7	911.7
Real Estate Development Segment	23.6	27.3	37.2	14.5	8.5

Total Revenues	1,053.1	1,076.0	1,005.2	959.2	920.2

A.2  History of our Company

        In March 1987, The Walt Disney Company entered into an agreement on the creation and the operation of Euro Disneyland in France (the "Master Agreement") with the Republic of France and certain other French public authorities. The Master Agreement sets out a master land-use plan and general development program (the "Master Plan") establishing the type and size of facilities that the Company has the right, subject to certain conditions, to develop at the Resort site over a 30-year period ending in 2017. The Resort, as it exists today, represents the total fulfilment of the first phase of the Master Plan development of approximately 600 hectares of land (including all associated public and private infrastructure). See Item 4, Section A.6.1—"Agreements with French Governmental Authorities".

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

        In May 1994, our Company entered into a memorandum of agreement with major stakeholders outlining the terms of a major restructuring of our obligations and those of the Phase I Financing Companies to their creditors and partners and to The Walt Disney Company ("Financial Restructuring"). The agreement enabled us to meet our operating cash flow needs and to improve our overall financial condition. The memorandum of agreement essentially provided for concessions and contributions, to be made by such creditors and The Walt Disney Company, and for the prepayment of certain outstanding loan indebtedness of the Group and the Phase I Financing Companies with the € 907 million of proceeds received from the issuance of 595 million new shares.

        In fiscal year 1999, our Company obtained the approval of our lenders to obtain the financing necessary for the construction of Walt Disney Studios Park, which opened on March 16, 2002 adjacent to Disneyland Park. The construction of Walt Disney Studios Park was financed using the proceeds received from the sale of 288 million new shares (€ 219.5 million) in fiscal year 2000 and a new long-term loan from the CDC (€381.1 million).

        In 2003 and 2004, we entered into negotiations with our lenders with a view to restructuring our credit agreements. Those negotiations are ongoing as of the date of this Annual Report For further information, see Notes 1-3, and 28 to the Consolidated Financial Statements in Item 17—"Financial Statements" and Item 5—"Operating and Financial Review and Prospects".

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

        Beginning in Fiscal Year 2004, seasonal theme park pricing has been eliminated and replaced with stable year-round ticket pricing. However, we offer from time to time specific packages for specific periods for specific markets.

        The Company began offering and promoting a "Park Hopper" ticket for one-day, two-day and three-day periods in October 2003 whereby for an additional price of € 9 to € 12 over a single-gate admission price, a guest can go back and forth freely between Disneyland Park and Walt Disney Studios.

        The following table summarizes the evolution of our single-gate, one day theme park admission prices, attendance and average spending per guest.

Fiscal Year	Total Guests(1) (in millions)	Total Average Spending per Guest(2)	Theme Park Admission Price High Season(3)	Theme Park Admission Price Low Season(3)
2003(3)	12.4	€ 40.7	€ 39.0	€ 29.0
2002(3)	13.1	€ 40.1	€ 38.0	€ 27.0
2001	12.2	€ 38.9	€ 36.0	€ 25.9
2000	12.0	€ 38.1	€ 33.5	€ 25.2
1999	12.5	€ 36.7	€ 33.5	€ 24.4

(1)
Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

(2)
Average daily admission price and spending for food, beverage and merchandise sold in the Theme Parks, excluding value added tax.

(3)
Represents at-gate park admission price for one adult, including value added tax at the end of the fiscal year. High season pricing generally applied to the period between April 1 and October 31 and the two weeks over Christmas and New Year's.

  Disneyland Park

        Disneyland Park is composed of five "themed lands": Main Street U.S.A., which transports guests to an American town at the turn of the 20thcentury, with its houses and shops, Frontierland, which takes guests on the path of the pioneers who settled the American West, Adventureland, where guests dive into a world of intrigue and mystery, reliving Disney's most extraordinary legends and best adventure movies, Fantasyland, a magical land where guests find the fairy tale heroes brought to life in Disney's animated films, and Discoveryland, which lets guests discover different "futures" through the works of visionaries, inventors, thinkers and authors of science fiction from all periods.

        There are 43 attractions in Disneyland Park, including upgraded versions of standard features of Disney theme parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train, Pirates of the Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century, Phantom Manor, a haunted Victorian mansion, It's a Small World, the most popular attraction in Fantasyland, an exhibition of dolls from around the world, dressed in their national costumes, and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being "shrunk". Other popular attractions that are unique to Disneyland Park include: Visionarium, a 360-degree "circle-vision" film theatre complex with "Audio-Animatronics" robotic figures, Indiana Jones and the Temple of Peril: Backwards!, a full-loop roller coaster ride through simulated ancient ruins, which underwent a full renovation in fiscal year 2000 that provided our guests with the opportunity to experience the attraction backwards and at the same time substantially increased the capacity per day, and Space Mountain, From the Earth to the Moon, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

        Disneyland Park also has five permanent theatres, including two, the Chaparral Theatre and Videopolis, which have recently been renovated. We present live stage shows in these venues throughout the year. Examples from the past and present include Mulan, the Legend; The Tarzan Encounter; and Mickey's Winter Wonderland. In addition, we have parades and firework displays, such as the Wonderful World of Disney Parade; Fantillusion Parade; and Tinkerbell's Fantasy in the Sky Fireworks. As a result of the number of guests that they attract, our shows and parades enable us to increase the guest capacity of Disneyland Park while at the same time increasing guest satisfaction.

        In addition to the permanent Disneyland Park attractions, parades and live stage shows, we hold numerous special events throughout the year which in the past have included a Festival of Flowers in April and the California Dream Festival in September, the Halloween Festival in October, Guy Fawkes Night in November, special Christmas festivities in December and early January and The Lion King Carnival in February and March. The appearance of Disney characters and their interaction with our guests is another important aspect of the entertainment provided in our theme parks.

        In fiscal year 2000, an innovative reservation system called FastPass was introduced in Disneyland Park. A free service available to all guests, FastPass provides an alternative to waiting in line. Guests choosing FastPass receive a ticket designating a specific window of time during which they may return and enter directly into the pre-show or boarding area. The Fastpass system has been installed at five major attractions: Space Mountain, Indiana Jones and the Temple of Peril, Backwards!, Peter Pan's Flight, Big Thunder Mountain and Star Tours.

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

        Walt Disney Studios Park is a full-day experience, designed for a six or seven-hour stay and is one of three European parks with a cinema theme (the two others being the Warner Brothers Movie World Park in Germany and the Warner Brothers Movie World Park in Spain, that opened in 2002). Walt Disney Studios Park covers approximately 25 hectares (62 acres), which is about half the size of Disneyland Park, and may be expanded in the future. It is located in front of the TGV/RER train station, in walking distance from Disneyland Park and Disney Village.

        Guests access Walt Disney Studios Park through a monumental gate designed to look like the entry gates of the major Hollywood studios in the 1930's. The main gate provides access to a richly decorated central hub where all the ticketing and guest welcome services are located.

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

        The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock'n'Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of our Studio Tram Tour, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

        Since June 2002, the Disney Cinema Parade celebrates the steps involved in movie making from A to Z, featuring well-known Disney characters. To add to the overall park ambience, Walt Disney Studios Park also includes street entertainers (e.g., movie "look-alikes" and musicians), Disney characters centered around the world of animation and special entertainment such as Sister Act.

        As in Disneyland Park, the FastPass system reduces guest waiting times at Rock'n Roller Coaster and the Flying Carpets over Agrabah. The Company currently allows guests of Walt Disney Studios Park to cross-over to Disneyland Park after 5:00 p.m. at no additional charge.

A.3.1.2 Hotels and Disney Village

        Also included in the Resort Segment are our hotels and Disney Village operations. Revenues from these activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within our Resort.

        All of the hotel and resort amenities are currently operated on a year-round basis. Hotel operations are subject to significant seasonal fluctuations, as well as significant fluctuations between weekdays and weekends especially in off-peak seasons. The fiscal year 1998 opening of a second convention center, the continued success of seasonal promotions such as Halloween, Guy Fawkes and Christmas, and the introduction of travel inclusive packages have helped to reduce these fluctuations. Management believes that the successful implementation and marketing of these events is important to maintaining high average occupancy levels at our hotels.

        In fiscal year 2003, approximately 25% of total hotel room-nights sold were generated in the three-month period from June through August, while approximately 24% were generated in the three-month period from November through January, versus 36% and 14%, respectively, in fiscal year 1993. We currently differentiate pricing according to the season and the level of demand with a focus on yield optimization.

Hotel Operations

        Hotel revenue is determined primarily by two factors: the average occupancy rate and per room spending.

Fiscal Year	Average Occupancy Rate(1)	Total Average Daily Spending per Occupied Room(2)
2003	85.1%	€ 183.5
2002	88.2%	€ 175.1
2001	86.0%	€ 168.6
2000	82.9%	€ 165.4
1999	82.6%	€ 159.6

(1)
Number of rooms occupied per night divided by the number of rooms available during the relevant period.

(2)
Average daily room price and spending on food, beverage and merchandise and other miscellaneous items sold in hotels, excluding value added tax.

        We operate seven hotels at the Resort: the Disneyland Hôtel, the Hôtel New York, the Newport Bay Club, the Sequoia Lodge, the Hôtel Cheyenne, the Hôtel Santa Fe and the Davy Crockett Ranch. Together, the hotels have a total capacity of approximately 5,800 rooms. Each of the hotels was designed and built with a specific theme and for a particular market segment. The Disneyland Hôtel, which is located at the entrance of Disneyland Park, and the Hôtel New York are positioned as deluxe hotels offering service equivalent to that of the best hotels in Paris. The Newport Bay Club and the Sequoia Lodge are positioned as "first-class" hotels, while the Hôtel Cheyenne and the Hôtel Santa Fe were designed as "moderately-priced" hotels. The Davy Crockett Ranch campground is comprised of individual bungalows with private kitchens, camping sites, sports and leisure facilities and a retail shop. Both the Hôtel New York and the Newport Bay Club include convention facilities, which provide a total of approximately 10,500 square meters of meeting space. Resort amenities also include 12 restaurants, 9 bars, a 27-hole golf course, 5 swimming pools, 4 fitness centres, a tennis facility and an ice-skating rink.

        We offer a wide range of services at our hotels. We provide transportation between each of the hotels and the train station and give guests the option to check into the hotels directly from the Chessy-Marne-la-Vallée train station or from on board the Eurostar (London) and Thalys (Brussels and Cologne) trains arriving at Disneyland Resort Paris. As part of our check-in process, we provide guests with room information and welcome booklets and also provide a luggage service for guests arriving by train, which allows them to go directly to the parks and have their luggage delivered from the train station to their rooms. Entertainment is also an integral part of our hotel services, including Disney character breakfasts and dinners, character meet-and-greets in the lobbies of certain hotels, face-painting workshops, and live music in the bars of certain hotels. Children's activity corners have also been set up where children can take part in various activities while allowing their parents additional leisure time.

        In addition to the seven "Euro Disney" hotels described above, several new third-party managed hotels are currently operating on the site under various promotional agreements:

	Designation	Category	Date opened	Number of Units
Hotel Elysées Val d'Europe	Associated	3*	June 02	154
My Travel Explorer	Selected	3*	March 03	390
Kyriad	Selected	2*	March 03	300
Pierre et Vacances Tourist Residence	Associated	3*	April 03	291
Holiday Inn	Selected	4*	June 03	396
Marriot Vacation Club	Associated	4*	June 03	45

Total				1,576

        These hotels which benefit from the Euro Disney "Selected Hotel" or "Associated Hotel" designations, depending on their level of integration in the Resort, benefit from transport shuttles to and from the theme parks as well as free parking for their guests (Selected Hotels only), and are an important source of guest attendance at our theme parks. For certain of these hotels, we have access to blocks of rooms and receive commissions for selling those rooms to our guests. Any revenues earned associated with these agreements is recorded in the "Other Revenue" line of our Resort Segment. See Item 4, Section A.3.2—"Real Estate Development Segment" for a discussion of hotel capacity development projects currently in process.

Disney Village Operations

        Disney Village consists of approximately 30,000 square meters of themed dining, entertainment and shopping facilities. It is a free-entrance venue (except for certain events), situated next to the Chessy-Marne la Vallée RER/TGV train station and between the Theme Parks and the hotels.

        The over-riding themes of Disney Village are "American Places" and "American Entertainment" in the spirit of a coast-to-coast trip from New York to Los Angeles. The largest of its facilities is an indoor arena seating more than 1,000 guests for dinner and a performance of Buffalo Bill's Wild West Show. Other facilities include themed bars with music, themed restaurants, including Cafe Mickey, Planet Hollywood, Rainforest Café, Annette's Diner, McDonald's and King Ludwig's Castle (opened June 2003), retail shops and a 15-screen multiplex Gaumont cinema with one of the largest screens in Europe.

        We manage certain of the facilities in the Disney Village, such as the Buffalo Bill's Wild West Show, merchandise boutiques and bars, while others are managed by third parties on our behalf. For example, certain of our restaurants are managed on our behalf by Flo, a French catering company. In addition, certain of the facilities, such as the Planet Hollywood, Rainforest Café, King Ludwig's Castle and McDonald's restaurants and the Gaumont cinema, are owned and managed by third parties.

A.3.1.3 Food and Beverage

        We have 64 restaurants and bars throughout the Resort. Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences including quick service, cafeteria-style, table service (including convention catering), and sophisticated French cuisine. There are also food carts and kiosks located throughout the Resort which offer fast-food. We offer guests the option of a fixed-price menu in all of our table service restaurants. During fiscal years 2001 and 2002, the capacity of three Disney Village facilities were increased: Billy Bob's Country Western Bar (+94 seats), The Steakhouse (+180 seats) and Annette's Diner (+ 90 seats). In fiscal year 2003, the Rock'n Roll America was transformed into King Ludwig's Castle, a 296 seat restaurant specializing in German cuisine.

A.3.1.4 Merchandising

        Our merchandising facilities include 54 boutiques, 4 kiosks and a large number of mobile carts strategically located throughout the Resort, which offer a wide range of both Disney-themed and non-Disney-themed goods. The product mix is constantly re-evaluated in an effort to better adapt to guest preferences and guest mix. New merchandise development focuses on Disney character products, such as the Mickey Sorcerer line, which is popular with guests, and on more variety for the repeat guest. Other innovative merchandising options include photo locations at four attractions, Big Thunder Mountain, Space Mountain, From the Earth to the Moon, Pirates of the Caribbean and Rock'n'Roller Coaster, which offer to our guests the opportunity to purchase candid photos taken of them during their ride.

A.3.2 Real Estate Development Segment

        Our activities include the planning and development of the 1,943 hectare site on which the Resort is located, in accordance with the Master Plan. Development activities include the conceptualization and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects to be located on the site, whether financed internally or through third-party partners.

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

        The following table summarizes the financial impact of real estate development activities on our financial statements:

	Year ended September 30,
(€ in millions)
	2003	2002	2001	2000	1999
Revenues:
Operating	23.6	27.3	37.2	14.5	8.5
Exceptional	0.1	—	0.4	0.6	—

	23.7	27.3	37.6	15.1	8.5
Costs and Expenses	(13.3)	(15.2)	(13.4)	(11.6)	(8.5)

Net Income Statement Impact	10.4	12.1	24.2	3.5	—

        In conjuction with the first phase of development, which was essentially devoted to the creation of the resort destination, our second phase between 1998 and 2003 focused on the emergence of the development of an urban center located adjacent to our resort (Val d'Europe). This second phase of development resulted in:

  •
  New infrastructure such as a second RER train station (Val d'Europe) on the site and a new interchange on the A4 motorway.

  •
  An International Shopping Mall at Val d'Europe, which comprises 104,000 square meters of retail space. We own the land on which the mall is located and are leasing it to the developer under a 75-year ground lease.

  •
  Development of the Val d'Europe town center, which currently includes residential, retail and commercial developments and the Elysées Val d'Europe hotel, which opened in June 2002 on land leased from us.

  •
  A first phase of an International Business Park, which between now and 2007 will comprise an area of 40 hectares, strategically positioned near the motorway. Construction and commercialization of the first three hectares is currently being carried out by Arlington, PLC, a leading European developer of business parks.

  Hotel Capacity Developments

        With the development of Walt Disney Studios, we also focused on the expansion of our on-site resort lodging capacity. A number of projects have been completed or are in various stages of progress with third party international hotel developers/tour operators for the creation of additional hotels and vacation units. These projects have or will be constructed, owned and operated by third-parties on land purchased from us or leased from us under long-term ground leases. In addition, we have and will earn conceptualization fees and other development service fees related to these transactions.

        As a result of these projects, approximately 1,400 hotel/vacation units were opened on the site in fiscal year 2003, bringing our total on-site capacity to approximately 7,350 total rooms units. For more information on the projects already completed and operating on the site, see Section A.3.1.2. "Resort Segment—Hotels and Disney Village."

        The agreements and projects currently in place will result in a total of approximately 800 additional hotel/vacation units on the Resort Site between fiscal year 2004 and 2006 (including approximately 450 in fiscal year 2004).

  Other Residential Developments

        We also sell land to third-party residential developers working on projects in the areas surrounding the Resort, including the commercially successful middle and high-end housing developments near our golf course in the communities of Magny-le-Hongre and Bailly-Romainvilliers.

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

  Development plans over the coming years

        More recently, a third phase of development was signed with the French Public Authorities on July 9, 2003 and covers the period 2004 through 2010. In this phase of development we anticipate the following:

  •
  The expansion of Disney Village, the development of business tourism and additional hotel capacity, when needed,

  •
  The continuation of the Val d'Europe town center expansion (residential and office development),

  •
  New public services such as the development of the University of Marne La Vallée, a High School with international sections and a new hospital, as well as a new module for the TGV Station,

  •
  The continuation of the International Business Park development (second phase), and

  •
  Other residential developments in the Val d'Europe district golf area.

A.4 Marketing and Sales Strategy

A.4.1 Marketing and Sales

Product Offer

        Disneyland Paris Resort is the number one tourist destination in Europe in terms of guest visitation with a product offer that currently includes two theme parks, 7 themed hotels (5,800 total rooms), two separate convention facilities (totaling 10,500 square meters), a dining, shopping and entertainment center and a 27-hole golf course.

        With the opening of Walt Disney Studios Park, our package offers were modified to focus on 2-night, 3-day visits. During fiscal year 2003 we re-introduced a widely distributed 1-night, 2-day package to accommodate our guests desiring a shorter break. Our resort packages include "Park Hopper" tickets whereby guests can go back and forth freely between Disneyland Park and Walt Disney Studios.

Strategic Location

        Disneyland Resort Paris is located approximately 32 kilometres (20 miles) east of Paris, France and benefits from access to a highly developed transportation network. In addition to service to Paris on the French suburban rail system, Disneyland Resort Paris has access to an extensive highway network that links it in less than one hour to both Paris and the two international airports serving the Paris area, and also makes it easily accessible to most other regions of France. In addition, the train station that is located on the site of the Resort is one of the most active in France, with about forty high speed trains arriving per day and providing service to London in three hours by the Eurostar, and to Brussels in 1 hour and 30 minutes, Amsterdam in 4 hours and 30 minutes, and Cologne in 4 hours by the Thalys train. The strategic geographic location allows access to a market of 17 million potential guests less than 2 hours away by road or rail transport and 320 million potential guests less than 2 hours away by plane.

Target Markets

        We have six key proximate markets: France, the United Kingdom, Benelux (Belgium, Luxembourg and the Netherlands), Germany, Italy and Spain. Within these markets, our primary target market is families with children from 3-15 years old but secondary markets also include groups, young adults and convention planners. Each year, our success in marketing to specific countries and markets is impacted by a variety of strategic decisions, including our pricing policy and our package offers, as well as external factors such as the strength of local economies, exchange rates, cultural interests, and holiday and vacation timing. The introduction of the euro has eliminated exchange rate concerns in all key markets except the United Kingdom.

        Based on internal surveys, the geographical breakdown of our theme park guest attendance is as follows:

	2003	2002	2001
France	39%	40%	40%
United Kingdom	22%	21%	18%
Belgium, Luxembourg and the Netherlands	16%	15%	16%
Italy/Spain	9%	9%	8%
Germany	6%	7%	8%
Other	8%	8%	10%

Total	100%	100%	100%

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

        Hotel bookings can be made with us by individual guests, either directly or through Euro Disney Vacances S.A., our in-house tour operator. The call centres, based at the Resort site and in the United Kingdom, receive an average approximately 6,100 calls per day from all over Europe. Apart from the United Kingdom, all other markets are serviced from the central reservation office at the Resort site in Paris, with country-specific telephone numbers. Third-party distributors, including tour operators with their own packages and group sales, currently account for the remaining hotel reservations.

        Euro Disney Vacances S.A. focuses on distribution of short-break packages, with offices in Paris and other French cities as well as regional offices in Amsterdam, Brussels, Copenhagen, Frankfurt, London and Madrid. These offices provide a local marketing presence and the necessary travel industry trade support. We also work with a select number of tour operators in our major markets.

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

        Our internet site at www.disneylandparis.com is available in 6 languages and allows site visitors to learn about our Resort, order a brochure, e-mail reservation requests directly to our reservation center, purchase theme park-tickets, and to book certain packages. We are currently working on projects to expand and improve our ability to sell our products directly to guests on our internet site.

A.4.2 Competition

        We compete for guests throughout the year with theme parks as well as other European and international holiday destinations (including ski and seaside resorts) and with other leisure and entertainment activities (including museums and cultural activities) in the Paris region. Our hotels compete with other hotels on our site and in the Paris region and convention centres all over Europe. Our Resort also competes with major international tourist-attracting events such as the festivities that were organised in connection with the 1999 "Millennium" celebrations (the Universal Exposition of Hanover, the Jubilee of Rome and the Millennium Dome of London) and major sporting events, such as the soccer World Cup and the Olympic Games.

        The theme park market in Europe has grown significantly over the last two decades. According to the publication Amusement Business, the ten largest European theme parks attracted approximately 36.2 million guests in 2003. The following table sets forth the attendance of each of these ten destinations.

Theme Parks in Europe(1)
(in millions)

		Attendance
Theme Park	Location
		2003	2002
Disneyland Resort Paris (fiscal year ended September 30)	France	12.4	13.1
Europa Park	Germany	3.3	3.3
Tivoli Gardens	Denmark	3.3	3.8
Gardaland	Italy	3.2	2.9
De Efteling	Netherlands	3.1	3.0
Lieseberg	Sweden	3.0	3.1
Universal's Medditerrania (formerly Port Aventura)	Spain	2.7	3.2
Bakken	Denmark	2.7	2.5
Alton Towers	United Kingdom	2.5	2.5

		36.2	37.4

(1)
Source: Amusement Business. Excluding non-gated amusement parks.

A.5 Human Resource Management

        To entertain our guests, we employed an average of approximately 12,200 employees during fiscal year 2003 on a full-time equivalent basis. Our employees come from approximately 100 different countries and more than half of them have been employed by us since Opening Day. The table below presents the average number of persons employed by the Group as well as the associated employee costs for each of the last five fiscal years:

Fiscal Year	Average Number of Employees	Total Employee Costs (€ in millions)
2003	12 223	365.7
2002	12 467	352.0
2001	11 109	307.0
2000	11 432	297.6
1999	10 574	283.6

        The seasonal nature of our business means that the need for employees is, to a certain extent, also seasonal. Accordingly, we have developed a system, used in both the theme parks and the hotels, to optimize scheduling and automate labour exchange between operations. The system improves efficiency by automating both scheduling and the corresponding pay systems. In conjunction with this system, flexible working contracts have been negotiated with the employee representatives. Special part-time contracts such as four-day working weeks, 32-hour weeks or individually negotiated contracts, have been implemented. As a result, over the past three fiscal years, many temporary jobs have been turned into flexible long-term contracts with Disneyland Resort Paris, facilitating job security and better training for employees. This new flexibility has helped management to better match the number of employees to the levels of customer demand.

        An internal university provides permanent training for all employees in matters of service and entertainment. To improve quality, approximately 46,947 training days were provided to employees in 2003. To enhance the diversity of skills, training classes range from finance to more specific subjects such as the welcoming of guests "Disney Style". We are continually seeking to enhance our image as a "teaching" company, recognised for outstanding training techniques. As an example, in November 2000, we signed an agreement with certain of our labour unions for the creation of a new program aimed at providing employees with a new professional status called "Hôte d'Accueil Touristique" and thus a wider recognition of their skills on a national scale. Our objective is to develop the competencies of approximately 800 employees, over a period of fifteen months, through group training that permits them to earn four different state-recognized professional competency certificates.

        Seven French labour unions, the Confédération Générale du Travail (C.G.T.), the Confédération Française Démocratique du Travail (C.F.D.T.), the Confédération Générale de l'Encadrement (C.F.E./C.G.E.), Force Ouvrière (C.G.T./F.O.), the Confédération des Travailleurs Chrétiens (C.F.T.C.), the Syndicat Indépendant du Personnel Euro Disney (S.I.P.) and the Union Nationale des Syndicats Autonomes (U.N.S.A.), are represented at Disneyland Resort Paris. We comply with information and consultation requirements with respect to the unions and hold other periodic consultations with employee representatives. Since Opening day, there have been no significant strikes or work stoppages.

        In June 1998, the French Government enacted a law to reduce the official work week from 39 to 35 hours. For companies that implemented the 35-hour week before July 1, 1999, the French government is providing subsidies in the form of lower payroll taxes for each of the five years following the date of implementation. We began operating on the basis of a 35-hour work-week on June 6, 1999 and benefit from such subsidies (which will expire in 2004), which have helped to offset the costs of additional employees.

        We have made no distributions under our statutory profit sharing plan. However, since October 1, 1995, the Group has provided employees a supplemental profit sharing plan. Under the latest plan amendment signed March 10, 2003 applying to fiscal years 2003 and 2004, employees are eligible to receive a bonus of between 0% to 3.0% of their annual salary, if Income before Lease and Net Financial Charges as presented in the Consolidated Financial Statements of the Group reaches certain pre-defined thresholds.

        The following table summarizes amounts paid under this profit sharing plan for each of the last five fiscal years:

	Year ended September 30,
(€ in millions)
	2003	2002	2001	2000	1999
Total Profit Sharing Expense	—	—	1.9	—	1.7

        In addition, an employee savings plan exists in order to facilitate and encourage individual savings. The Company matches 30% of the first € 3,050 of each employees' contribution to the plan each year.

A.6 Significant Operating Contracts

A.6.1 Agreements with French Governmental Authorities

        On March 24, 1987, The Walt Disney Company entered into the Master Agreement with the Republic of France, the Region of Ile-de-France, the Department of Seine-et-Marne, the Public Establishment for the Development of the new town of Marne-la-Vallée (l'Etablissement Public d'Aménagement de la Ville Nouvelle de Marne-la-Vallée—EPAMarne) and the Suburban Paris Transportation Authority "RATP", for the development of the Resort and other various development phases for the 1,943 hectares of undeveloped land located 32 kilometres east of Paris in Marne-la-Vallée, France. Immediately after, The Walt Disney Company assigned its rights and obligations under the Master Agreement to Euro Disney Corporation, a wholly-owned subsidiary incorporated in Delaware. The French governmental authorities party to the Master Agreement have subsequently waived all rights of recourse against The Walt Disney Company under the Master Agreement. In addition, in 1988 a new governmental authority named the Public Establishment for the Development of Sector IV of Marne-la-Vallée ("EPA France"), with responsibility for the development of the entirety of the Resort, was created pursuant to the Master Agreement and became a party thereto. The Company and Euro Disneyland S.N.C. ("the Phase IA Financing Company") became parties to the Master Agreement in April 1989, and Euro Disney Associés S.N.C. ("EDA SNC") became a party in January 1995 following the Financial Restructuring. While the Company, the Phase IA Financing Company and EDA SNC are severally responsible to the French public authorities for the performance under the Master Agreement, the Company, in its capacity as main partner and the main beneficiary of the undertakings of the Master Agreement, has ultimate responsibility for the performance obligations under the Master Agreement. See Item 4—Section C.2 "Financing Companies" for additional information on the Phase IA Financing Company and EDA SNC.

        The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure. It provides that loans with specific terms and conditions shall be granted. The significant components thereof are summarized below.

Development planning

        The Master Agreement sets out a master plan for the development of the land and a general development program defining the type and size of facilities that we have the right to develop, subject to certain conditions, over a 30-year period ending no sooner than 2017. Before beginning any new development phase, we must provide EPA France and several other French public authorities a proposal and other relevant information for approval. On the basis of the information provided, the Company and the authorities involved develop detailed development programmes.

        After having concluded negotiations for a detailed program for the second phase of Val d'Europe urban development on December 9, 1997, the Company and EPA France concluded negotiations for a detailed program for the third phase of the Val d'Europe urban development on July 9, 2003. (Sec Item 4, section A.3.2 "Real Estate Development segment").

Financing of infrastructure

        The Master Agreement specifies the infrastructure to be provided by the French authorities to the Resort. The relevant French public authorities have a continuing obligation to finance construction of the primary infrastructure, such as highway interchanges, primary roadways to access the site, water distribution and storage facilities, rain water and waste water treatment installations, waste treatment facilities, gas and electricity distribution systems as well as telecommunication networks. The Master Agreement also specifies the terms and conditions of our contribution to the financing of certain infrastructure.

        Infrastructure provided by the French governmental authorities included the extension on the "A" line of the RER suburban rail link (which links Paris and its eastern and western suburbs to Disneyland Resort Paris site with two stations), the construction of two interchanges linking the Resort directly with the A4 motorway, a TGV (high speed train) station linking the Resort to other major cities of Europe and the completion of an access road around the Resort site.

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

        In order to maintain our land acquisition rights for the remaining undeveloped land around the Resort (approximately 1,000 hectares), we are required to pay annual fees to EPA France. For fiscal year 2003, these fees totalled € 0.8 million.

Department of Seine-et-Marne tax guarantee

        Pursuant to the Master Agreement, our Company, the Phase IA Financing Company, EDA SNC and the Republic of France guaranteed a minimum level of tax revenues to the Department of Seine-et-Marne. If the Department's tax revenues are less than the amount of charges borne by the Department for primary and secondary infrastructure during the period from 1992 to 2003, the Republic of France and our Company will each reimburse, in equal shares to the Department, the difference between the tax revenues collected and the charges borne, up to an aggregate amount of approximately € 45.0 million (adjusted for inflation from 1986). No amounts were due with respect to this tax guarantee as of the end of the first measurement period on December 31, 1998. A second and last assessment, covering the entire period through December 31, 2003, will be made in 2004. Based upon current estimates, the Company will be required to pay the Department approximately € 22 million under the terms of the guarantee.

A.6.2 Participant Agreements

        Our Company has entered into long-term participant agreements with companies that are leaders in their fields. As of the close of fiscal year 2003, 14 participant agreements were in effect, with the following companies: Coca-Cola, Esso, France Telecom, and its subsidiary Orange, General Motors, Hasbro Inc., Hertz, IBM, Kellogg's, Kodak, McDonald's, Nestlé, and its subsidiary Perrier-Vittel, and Visa. These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on site through the sponsorship of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village's attractions, restaurants or other facilities, (ii) promotional and marketing rights with respect to the category of product which is covered by the participant agreement, and (iii) the status of privileged supplier of our Company. Each participant agreement terminates automatically in the event of termination of the License Agreement between The Walt Disney Company (Netherlands) B.V. and the Company. (See "License Agreement" discussion in Item 4, Section A.6.3—"Undertakings and Agreements with The Walt Disney Company and Subsidiaries").

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

        Our Company and Euro Disneyland Participations S.A., an indirect 99.9%-owned subsidiary of The Walt Disney Company (which is also a partner of the Phase IA Financing Company) have agreed to indemnify the partners of the Phase IA Financing Company as to all liabilities arising for our Company and the Phase IA Financing Company under the Master Agreement. To the extent the resources of our Company and the Phase IA Financing Company are insufficient to cover any such indemnity, The Walt Disney Company, through a wholly-owned subsidiary, has agreed to indemnify the partners of the Phase IA Financing Company up to an additional € 76.2 million. In connection with the Financial Restructuring, EDA SNC also undertook certain indemnification obligations in favour of the partners of the Phase IA Financing Company in respect of certain liabilities arising under the Master Agreement.

Development Agreement

        Pursuant to the Development Agreement dated February 28, 1989 with our Company (the "Development Agreement"), Euro Disney S.A. provides and arranges for other subsidiaries of The Walt Disney Company to provide a variety of technical and administrative services to the Company. These services are in addition to the services Euro Disney S.A. is required to provide as Management Company (see Item 10, Section B.1— The Management Company) and include, among other things, the development of conceptual designs for our existing Theme Parks and future facilities and attractions, the manufacture and installation of specialized show elements, the implementation of specialized training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy. As the Development Agreement concerns the entire Resort, the services provided by Euro Disney S.A. pursuant to the Development Agreement extend to all the installations of Walt Disney Studios Park, primarily for the design and construction of said installations. Euro Disneyland Imagineering S.A.R.L. ("EDLI"), an indirect subsidiary of The Walt Disney Company, was responsible for management and administration of the overall design as well as the construction of our theme parks, including the design and procurement of the show-and-ride equipment. Most of the other facilities of the Resort were designed under our supervision with the administrative and technical assistance of affiliates of The Walt Disney Company specialized in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

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

License Agreement

        Under the License Agreement, dated February 28, 1989, between The Walt Disney Company (Netherlands) B.V. (a subsidiary of The Walt Disney Company) and our Company (the "License Agreement"), we were granted a license to use any present or future intellectual and industrial property rights of The Walt Disney Company that may be incorporated into attractions and facilities designed from time to time by The Walt Disney Company and made available to us. In addition, the License Agreement authorizes the sale, at the Resort, of merchandise incorporating or based on intellectual property rights owned by or otherwise available to The Walt Disney Company. These intellectual property rights are registered in the name of The Walt Disney Company, which is responsible for the control of their protection in France. Royalties to be paid by our Company for the use of these rights were originally equal to:

  (i)
  10% of gross revenues (net of value-added tax ("VAT") and other similar taxes) from rides, admissions and related fees (such as parking, tour guide and similar service fees) at all theme parks and attractions;

  (ii)
  5% of gross revenues (net of VAT and other similar taxes) from merchandise, food and beverage sales in or adjacent to any theme park or other attraction or in any other facility (with the exception of the Disneyland Hôtel) whose overall design concept is based predominantly on a The Walt Disney Company theme;

  (iii)
  10% of all fees due from participants; and

  (iv)
  5% of all gross revenues (net of VAT and other similar taxes) from the exploitation of hotel rooms and related revenues at certain Disney-themed accommodations. None of our currently existing hotels at Disneyland Resort Paris are considered Disney-themed as defined in the Licence Agreement, except the Disneyland Hôtel which is specifically excluded.

        As part of the Financial Restructuring, The Walt Disney Company amended the License Agreement and, as a result, no royalties were due for fiscal years 1994 through 1998. Starting in fiscal year 1999 and until fiscal year 2003 (inclusive), the royalties payable by us are being calculated at rates equal to 50% of the rates stated above. On March 28, 2003, the Walt Disney Company (Netherlands) B.V. agreed to conditionally waive royalties with respect to the last three quarters of fiscal year 2003 and to change the payment terms for fiscal year 2004 from quarterly to annually in arrears. Beginning in fiscal year 2004, we are responsible for the payment of 100% of the original royalty rates as presented above.

        The License Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party. The License Agreement gives The Walt Disney Company substantial rights and discretion to approve, monitor and enforce the use of The Walt Disney Company intellectual properties within the Resort. The License Agreement may be terminated by The Walt Disney Company upon the occurrence of certain events, including the removal or replacement of the Management Company (Gérant), a change in control, directly or indirectly, of our Company, certain affiliates and the Phase IA Financing Company, the liquidation of such companies, certain assignments of our interests in the License Agreement, the imposition of laws or regulations that prohibit us or certain affiliates and the phase IA Financing Company from performing any of their material obligations under the License Agreement or the imposition of taxes, duties or assessments that would materially impair the assets, surplus or distributable earnings of the Company or certain of our affiliates.

B.    BUSINESS OVERVIEW

        See Item 4, Section A. "History And Development Of The Company And Business Overview".

C.    ORGANISATIONAL STRUCTURE

        Our Company is a société en commandite par actions ("SCA"—similar in certain respects to a master limited partnership in the U.S.) organised under the laws of the Republic of France. Our Company was originally organised and incorporated in Paris on December 17, 1985 under the name Mivas S.A., in the form of a French société anonyme ("SA"—similar to a U.S. corporation), which was closely held. In 1988, EDL Holding Company, a Delaware corporation wholly-owned by The Walt Disney Company and currently owner of approximately 39.1% of the shares of our common stock, acquired 99% of the shares of Mivas S.A., whose corporate name was changed to Société d'Exploitation d'Euro Disneyland S.A. At an extraordinary meeting held in February 1989, the shareholders of Société d'Exploitation d'Euro Disneyland S.A. decided to modify our corporate form from an SA to an SCA and to change our corporate name to Euro Disneyland S.C.A. In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium. At the annual general meeting of shareholders on February 4, 1991, the Company's present corporate name, Euro Disney S.C.A., was adopted.

C.1    Operating Companies

Euro Disney S.C.A.

        Our Company operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hôtel, the Davy Crockett Ranch and the Golf Course.

EDL Hôtels S.C.A.

        EDL Hôtels S.C.A. ("EDL Hotels"), our 99.9%-owned subsidiary which operates Disney Village and all of the hotels, other than the Disneyland Hôtel and the Davy Crockett Ranch, is organised as a limited partnership governed by the same principles as our Company.

        The general partner of EDL Hotels is EDL Hôtels Participations S.A., a French SA and our 99.9%-owned subsidiary. The Management Company of EDL Hotels is Euro Disney S.A., which is also our Management Company.

C.2  Financing Companies

Phase IA Financing Company and Euro Disney Associés S.N.C.

        The Phase IA Financing Company owns Disneyland Park and leases it to EDA SNC pursuant to a leasing structure entered into in connection with the Financial Restructuring. Both are organised as French sociétés en nom collectif ("SNC"—which is similar in certain respects to a general partnership in the U.S.). EDA SNC in turn subleases the park to us. Also, as part of the Financial Restructuring, we and the Phase IA Financing Company sold to EDA SNC certain Disneyland Park assets constructed after the opening of Disneyland Park for € 213.4 million, which are leased back to us by EDA SNC for a period of 12 years with fixed annual lease payment of € 2.1 million. We have an option to repurchase such assets and the right to extend the term of the lease. See Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17—"Financial Statements".

        The partners of the Phase IA Financing Company are various banks, financial institutions and companies that hold 83% of the Phase IA Financing Company's shares, and Euro Disneyland Participations S.A., a French SA and an indirect 99.9%-owned subsidiary of The Walt Disney Company, that holds the remaining 17% of the shares. We have no ownership interest in the Phase IA Financing Company. For a description of the financing arrangements of the Phase IA Financing Company with us and related future lease commitments, see Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17—"Financial Statements". We are jointly liable for the indebtedness of the Phase IA Financing Company. The partners are subject to unlimited joint and several liability for the financial obligations of the Phase IA Financing Company. Certain of the creditors of the Phase IA Financing Company, however, have effectively waived recourse against the partners of the Phase IA Financing Company. The Phase IA Financing Company has consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partners' advances to the Phase IA Financing Company at an interest rate below the market rate.

        The Phase IA Financing Company is managed by a management company, Société de Gérance d'Euro Disneyland S.A., a French SA and an indirect 99.8%-owned affiliate of The Walt Disney Company.

Phase IB Financing Companies

        Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hotel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C. (collectively, the "Phase IB Financing Companies"), each of which (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hotels, (ii) owns the related hotel or Disney Village, as the case may be, and (iii) leases the related hotel or Disney Village, as the case may be, to EDL Hotels, and (iv) is organised as a French SNC governed by the same principles as the Phase IA Financing Company. We have the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase 1B Financing Companies outstanding debt.

        The partners of the Phase IB Financing Companies with various banks and financial institutions that are creditors of the Phase IB Financing Companies. We have no ownership interest in the Phase IB Financing Companies. For a description of the financial arrangements of the Phase IB Financing Companies with us and related future lease commitments, see Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17—"Financial Statements". EDL Hotels has guaranteed all of the loan repayment obligations of the Phase IB Financing Companies to their creditors and partners. The partners of the Phase IB Financing Companies are subject to unlimited joint and several liability for the financial obligations of the Phase IB Financing Companies. Nevertheless, the creditors of the Phase IB Financing Companies have waived recourse against the partners of the Phase IB Financing Companies. The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 (with the exception of Centre de Divertissements Associés S.N.C. which generated tax losses until December 31, 1998). The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partners' advances to the Phase IB Financing Companies at an interest rate below the market rate.

        Pursuant to the respective by-laws of the Phase IB Financing Companies, the Management Company of each of the Phase IB Financing Companies is EDL Services S.A., a French SA and a 99.8%-owned subsidiary of the Company.

Centre de Congrès Newport S.A.S.

        Centre de Congrès Newport S.A.S., which is an indirect 99.9%-owned affiliate of The Walt Disney Company, structured as a French société par actions simplifiée ("SAS") entered into sale/leaseback agreements with EDL Hotels pursuant to which the SAS financed and acquired the Newport Bay Club Convention Center (opened to the public in September 1997) and, when constructed, leased it back to EDL Hotels. EDL Hotels has an option to repurchase such assets. See also Notes 1-2 and 24-1 to the Consolidated Financial Statements in Item 17—"Financial Statements".

C.3  Ownership Structure of the Group

C.3.1 Overview of Group Legal Structure

The Walt Disney Company
Group US Entities
100%
Euro Disney
Associés S.N.C.
100%
Walt Disney
International France SAS
100%
Walt Disney
Participations SAS
99.9%
EDL
Participations S.A.
99.8%
EDL
Holding Company
99%
Euro Disney
S.A.
Centre de Congrès
Newport S.A.S.
99.9%
Société de Gérance
d'Euro Disneyland S.A.
99.8%
Euro Disneyland
S.N.C.
17%
Euro Disneyland
Participations S.A.
99.9%
Euro Disneyland
Imagineering S.A.R.L.
98%
39.1%
Prince
Alwaleed*
16.3%
EURO DISNEY
S.C.A.
Other
Shareholders
44.6%
99.8%
EDL Services
S.A.
99.9%
ED Resort
S.C.A.
99.9%
EDL Hotels
Participations S.A.
99.9%
EDL Hotels
S.C.A.
Hôtel New-York
Associés S.N.C.
99.9%
ED Resort Services
S.C.A.
Newport Bay Club
Associés S.N.C.
99.8%
Val d'Europe
Promotion S.A.
0.02%
50%
Les Villages Nature de Val
d'Europe S.A.R.L.
Sequoia Lodge
Associés S.N.C.
80%
ED Spectacles
S.A.R.L.
20%
Cheyenne Hotel
Associés S.N.C.
99.9%
Euro Disney
Vacances S.A.
0.01%
Hotel Santa Fe
Associés S.N.C.
99.9%
50%
Convergence Achats
S.A.R.L.
Euro Disney Vacaciones
S.A.
Centre de Divertissements
Associés S.N.C.
100%
S.E.T.E.M.O Imagineering
S.A.R.L.
Debit de Tabac
S.N.C.
40%
60%
ED Finances S.N.C.
(4 entities)
50%
50%

TWDC Subsidiaries

French Gaap Consolidated Group

Disneyland Park Financing Company

Hotel Financing Companies

Ownership

Management

General Partner

D.    PROPERTY, PLANT AND EQUIPMENT

        Our resort-related facilities are comprised of the two theme parks (including related support buildings), the seven themed hotels, Disney Village and the Golf Course. We lease all of these facilities except Walt Disney Studios Park, Disneyland Hôtel, Davy Crockett Ranch and the golf course, which we own. See Item 4 Section C.2.—"Financing Companies" for additional information on our leases. These facilities are all located in Marne-la-Vallée, France. We believe that our facilities are suitable and adequate for the conduct of our business.

        The Master Agreement provides us for the right, subject to certain conditions, to acquire the land necessary for the realization of the Resort and the general availability of the 1,943 hectares (approximately 4,800 acres) Marne-la-Vallée site. The existing Resort facilities and related developments in progress, plus all associated public and private infrastructure works, are located on approximately 1,000 hectares of this land.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our Consolidated Financial Statements, the related notes thereto included in Item 17 "Financial Statements" herein and Item 3.D "Key Information—Risk Factors." Our Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP. In certain areas, particularly accounting for leases and interest expense recognition, these differences are significant. For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to our consolidated results of operations and financial position, see Note 27 to the Consolidated Financial Statements in Item 17 "Financial Statements."

A.    GENERAL

        Revenues for the year decreased 2.1% to total € 1,053.1 million. The reduced revenues reflect a prolonged downturn in European travel and tourism, strikes and work stoppages throughout France during the year, combined with challenging general economic conditions in our key markets, partially offset by the impact of a full year of Walt Disney Studios Park.

        Excluding the impact of the Group's fiscal year 2003 change in accounting principle for major fixed asset renovations discussed below (the "Accounting Change"), operating margin (earnings before lease and financial charges and exceptional items) for the year declined 18.6% to € 143.0 million and the net loss increased from € 33.1 million to € 45.4 million.

        On an as-reported basis, operating margin decreased 24.6% to € 132.4 million from € 175.7 million in the prior year. After lease and net financial charges and exceptional items, the Group's net loss totalled € 56.0 million.

        The increased loss reflects disappointing revenues, higher direct operating costs due to the full year operations of Walt Disney Studios Park, and higher advertising costs during the First Half, partially offset by lower royalties and management fees following the waiver of the payment of these fees by The Walt Disney Company ("TWDC") for the last three quarters of fiscal year 2003.

B.    FINANCIAL NEGOTIATIONS

        On November 3, 2003, the Group obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements. On March 22, 2004, this waiver was modified and extended until May 31, 2004. The purpose of this extension is to give management, the lenders and TWDC more time to find resolution regarding the Group's financial situation. Absent such a timely resolution, the waivers would expire and management believes the Group would then be unable to meet all of its debt obligations.

        In connection with the March 22, 2004 waiver extension, the Group agreed to put on deposit for the benefit of its senior lenders an additional € 40 million payable on April 20, 2004, bringing the total debt security deposit to €100 million. The Group has also agreed not to allow the outstanding balance of its € 167.7 million standby facility with TWDC to fall below the current outstanding amount of €110 million during the extension period. TWDC has agreed to provide a new € 25 million subordinated credit facility through May 31, 2004 to replace the unused € 45 million credit facility that was made available on November 3, 2003 and expired on March 31, 2004. If amounts are drawn on the new credit facility, repayment would be subject to the Group's meeting certain financial thresholds or to the prior repayment of all of the Group's existing debt to its lenders.

        In preparing the consolidated financial statements, management has used the going-concern assumption based on management's belief that it is in the best interest of all stakeholders, including the lenders and TWDC to successfully resolve the Group's financial situation. This resolution would likely include modifying the Group's existing obligations, obtaining additional financing and potentially changing our legal structure. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003.

C.    RESULTS OF OPERATIONS

C.1  Change in Accounting Principle:

        Under the Group's new policy, effective October 1, 2002, the costs of major fixed asset renovations are no longer capitalised and amortized over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.

        The Group adopted this change in accounting as a result of a change in generally accepted accounting principles in France, and the retroactive impact on prior years of this change was recorded as a charge to equity. As a result of this change, fiscal year 2003 operating expenses increased by € 10.6 million, reflecting a € 20.0 million increase in the provision for major fixed asset renovations, offset by reduced amortization expenses of € 9.4 million related to deferred fixed asset renovation costs.

        To enhance comparability between fiscal periods, the Consolidated Statement of Income for the year ending September 30, 2003 is presented below showing balances without the impact of the Accounting Change, and reconciling those balances to the as-reported Consolidated Statement of Income:

CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30,				Variation (before Accounting Change)
(€ in millions)	As Reported 2003	Accounting Change Impact	Before Accounting Change 2003	2002	Amount	Percent
Revenues	1,053.1	—	1,053.1	1,076.0	(22.9)	(2.1	) %
Costs and Expenses	(920.7)	10.6	(910.1)	(900.3)	(9.8)	1.1%

Income before Lease and Financial Charges	132.4	10.6	143.0	175.7	(32.7)	(18.6	) %
Lease and Net Financial Charges	(200.3)	—	(200.3)	(170.8)	(29.5)	17.3%
Income (loss) before Exceptional Items	(67.9)	10.6	(57.3)	4.9	(62.2)	—
Exceptional income (loss), net	11.9	—	11.9	(38.0)	49.9	—

Net Loss	(56.0)	10.6	(45.4)	(33.1)	(12.3)	37.2%

        Certain reclassifications have been made to the 2002 comparative amounts in order to conform to the 2003 presentation.

C.2  Operating Statistics

        The following table provides information regarding our key operating indicators over the past five years:

	Theme Parks(1)		Hotels
Fiscal Year	Total guests (in millions)	Spending Per guest(2)	Occupancy Rate(3)	Spending Per room(4)
2003	12.4	€ 40.7	85.1%	€ 183.5
2002	13.1	€ 40.1	88.2%	€ 175.1
2001	12.2	€ 38.9	86.0%	€ 168.6
2000	12.0	€ 38.1	82.9%	€ 165.4
1999	12.5	€ 36.7	82.6%	€ 159.6

(1)
Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.
(2)
Average daily admission price and spending for food, beverage and merchandise sold in the Theme Parks, excluding value added tax.
(3)
Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)
Average daily room price and spending on food, beverage and merchandise sold in hotels, excluding value added tax.

C.3  Results of Operations for Fiscal Year 2003 compared with Fiscal Year 2002

Revenues

        Our revenues were generated from the following sources:

	Year ended September 30,
			Variation
(€ in millions)
	2003	2002	Amount	Percent
Theme Parks	508.5	526.0	(17.5)	(3.3	) %
Hotels and Disney Village	416.7	411.7	5.0	1.2%
Other	104.3	111.0	(6.7)	(6.0	) %

Resort Segment	1,029.5	1,048.7	(19.2)	(1.8	) %
Real Estate Development Segment	23.6	27.3	(3.7)	(13.6	) %

Total Revenues	1,053.1	1,076.0	(22.9)	(2.1	) %

        Theme park revenues decreased 3.3% to € 508.5 million from € 526.0 million in the prior year as a result of lower admissions revenues driven by a 5.3% decrease in theme park guests, partially offset by higher park admission prices. Merchandise and food and beverage revenues in the Theme Parks also decreased primarily as a result of lower total theme park attendance, partially offset by higher food and beverage spending per guest.

        Hotel and Disney Village revenues increased 1.2% to € 416.7 million from € 411.7 million in the prior year, reflecting a 4.8% increase in daily average guest spending per room, partially offset by a 3.1 percentage point decrease in hotel occupancy, which averaged 85.1% during the year. Disney Village revenues increased 1% from the prior year.

        Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) decreased € 6.7 million to € 104.3 million, reflecting primarily lower participant sponsorship revenues.

        Real Estate Development revenues decreased from the prior year, as planned. Real Estate Development revenues in fiscal year 2003 included primarily commercial and residential land sale transactions. In addition, revenues included ground lease income and fees earned related to conceptualization and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development.

Costs and expenses

        Our costs and expenses were composed of:

	Year ended September 30,				Variation (before Accounting Change)
(€ in millions)	As Reported 2003	Accounting Change Impact	Before Accounting Change 2003
				2002	Amount	Percent
Direct operating costs(1)	645.3	(19.5)	625.8	613.3	12.5	2.0%
Marketing and sales expenses	105.2	—	105.2	95.4	9.8	10.3%
General and administrative expenses	96.5	(0.5)	96.0	92.0	4.0	4.3%
Depreciation and amortization	65.6	9.4	75.0	64.1	10.9	17.0%
Royalties and management fees	8.1	—	8.1	35.5	(27.4)	(77.2	) %

Total Costs and Expenses	920.7	(10.6)	910.1	900.3	9.8	1.1%

(1)
Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

        Operating margin for the year decreased in both the Resort and Real Estate operating segments. Resort Segment margin without the Accounting Change was € 132.7 million, reflecting a decrease of € 30.9 million, while the Real Estate Development Segment margin decreased € 1.8 million to € 10.3 million. Given the successful completion of most of the additional hotel capacity projects and other commercial and residential sales to third-party developers, management expects the real estate development operating margin to decrease next year, reflecting reduced sales activity.

        Total costs and expenses before the Accounting Change were € 910.1 million in fiscal year 2003 compared to € 900.3 million in the prior year, an increase of € 9.8 million. This increase in costs and expenses related to increased direct operating costs (+ € 12.5 million), increased marketing, general and administrative expenses (+ € 13.8 million), and increased depreciation and amortization expenses (+ €10.9 million), partially offset by decreased royalties and management fees (– € 27.4 million).

        The direct operating costs increase before the Accounting Change reflected a full year of additional labour and other expenses of Walt Disney Studios Park, partially offset by decreased cost of sales.

        Marketing and sales expenses increased € 9.8 million, reflecting an increase that occurred primarily during the first half of fiscal year 2003. General and administrative expenses increased € 4.0 million reflecting increased labour and other expenses before the Accounting Change.

        Depreciation and amortization before the Accounting Change increased € 10.9 million, primarily reflecting additional depreciation related to Walt Disney Studios Park.

        Royalties and management fees totalled € 8.1 million, € 27.4 million lower than the previous year, reflecting the March 28, 2003 waiver by TWDC of these fees for the last three quarters of fiscal year 2003. In fiscal year 2004, royalties will be reinstated to their full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring); however, payment for 2004 royalties will not be due until the first quarter of fiscal year 2005 due to the waiver agreement.

Lease rental expense and net financial charges

        Lease rental expense and net financial charges were composed of:

	Year ended September 30,
			Variation
(€ in millions)
	2003	2002	Amount	Percent
Lease rental expense	193.8	188.8	5.0	2.6%
Financial income	(49.0)	(59.1)	10.1	(17.1	) %
Financial expense	55.5	41.1	14.4	35.0%

Total	200.3	170.8	29.5	17.3%

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

        The rate of interest forgiveness resulting from the 1994 financial restructuring was at its peak during the second half of fiscal year 1994 and has progressively decreased since that time. In fiscal year 1998, substantially all interest charges were reinstated to normal levels; however, approximately € 6.1 million of interest forgiveness per year favorably impacted lease rental expense through the end of fiscal year 2003.

        Lease rental expense and net financial charges analysed by nature of expense were composed of:

	Year ended September 30,
			Variation
(€ in millions)
	2003	2002	Amount	Percent
Interest based expenses, debt and lease related(1)	96.5	87.0	9.5	10.9%
Interest income on cash and deposit balances	(2.5)	(2.7)	0.2	(7.4)%
Loan repayments included in lease expenses:
—Due to external third parties	37.5	30.3	7.2	23.8%
—Due to Euro Disney Group	52.1	41.1	11.0	26.8%

	89.6	71.4	18.2	25.5%
Other	16.7	15.1	1.6	10.6%

Total Lease and Net Financial Charges	200.3	170.8	29.5	17.3%

(1)
Net of capitalised interest charges of € 0 million and € 9.2 million in fiscal years 2003 and 2002, respectively.

        Lease and net financial charges increased to € 200.3 million from € 170.8 million. This increase was primarily attributable to:

  •
  Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets (€ 18.2 million),

  •
  Increased interest based expenses of € 9.5 million as compared to the prior year, during which € 9.2 million of interest costs were capitalised and included in the construction costs of Walt Disney Studios Park.

        During fiscal year 2003, the component of lease rental expense related to the financing companies loan repayments was € 89.6 million. For fiscal years 2004 and 2005, the equivalent amounts are scheduled to increase to € 108.1 million and € 125.6 million, respectively. Of these amounts, third- party loan principal repayments (requiring a net cash outflow from the Group) were € 37.5 million in fiscal year 2003, and are scheduled to be approximately € 40.9 million and € 50.9 million in fiscal years 2004 and 2005, respectively.

Exceptional income / loss, net

        Exceptional income totalled € 11.9 million in fiscal year 2003. The Group sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million. The Group continues to operate the apartment developments under leases with the buyers.

        For fiscal year 2002, exceptional loss, net totalled € 38.0 million, primarily reflecting € 37.2 million of Walt Disney Studios Park pre-opening costs, € 1.0 million of euro implementation costs and € 1.0 million of reorganisation charges. These exceptional charges were partially offset by € 0.7 million of net adjustments to provisions for risks and charges. The exceptional pre-opening costs incurred during the year included the costs of hiring and training Walt Disney Studios Park employees during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events that took place throughout February and March 2002.

C.4    Results of Operations for Fiscal Year 2002 Compared with Fiscal Year 2001

Revenues

        Our Revenues were generated from the following sources:

	Year ended September 30,
			Variation
(€ in millions)
	2002	2001	Amount	Percent
Theme Parks	526.0	476.4	49.6	10.4%
Hotels and Disney Village	411.7	386.5	25.2	6.5%
Other	111.0	105.1	5.9	5.6%

Resort Segment	1,048.7	968.0	80.7	8.3%
Real Estate Development Segment	27.3	37.2	(9.9)	(26.6	) %

Total Revenues	1,076.0	1,005.2	70.8	7.0%

        Theme park revenues increased 10.4% to € 526.0 million from € 476.4 million in the prior year as a result of increased admission revenues linked to the opening of our second theme park, Walt Disney Studios, on March 16, 2002, and higher park admission prices. Merchandise and food and beverage revenues in the Theme Parks also increased as a result of higher total theme park attendance.

        Hotel and Disney Village revenues increased 6.5% to € 411.7 million from € 386.5 million in the prior year driven by strong occupancy (especially during the third and fourth quarters) and higher guest spending per room. As planned, Disney Village revenues benefited from increased guest flow to the restaurants as a result of the opening of Walt Disney Studios Park.

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

        Real Estate Development revenues decreased from € 37.2 million in the prior year to € 27.3 million in fiscal year 2002, as planned. Real Estate Development revenues in fiscal year 2002 included primarily commercial and residential land sale transactions at our Val d'Europe town centre project. In addition, revenues included fees earned related to conceptualization and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris site for development.

Costs and expenses

        Our Costs and expenses were composed of:

	Year ended September 30,
			Variation
(€ in millions)
	2002	2001	Amount	Percent
Direct operating costs(1)	617.2	551.3	65.9	12.0%
Marketing, general and administrative expenses	183.5	183.0	0.5	0.3%
Depreciation and amortization	64.1	54.0	10.1	18.7%
Royalties and management fees	35.5	31.7	3.8	12.0%

Total Costs and Expenses	900.3	820.0	80.3	9.8%

(1)
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

        Total costs and expenses were € 900.3 million in fiscal year 2002 compared to € 820.0 million in the prior year, an increase of € 80.3 million. This increase in costs and expenses related primarily to increased direct operating costs
(+ € 65.9 million) and increased depreciation and amortization charges (+ € 10.1 million). These cost increases relate primarily to the operations of Walt Disney Studios Park. Direct operating costs were also impacted by increases in safety, security and insurance costs totalling approximately € 6.8 million following the events of September 11, 2001.

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

Lease rental expense and net financial charges

        Lease rental expense and net financial charges were composed of:

	Year ended September 30,
			Variation
(€ in millions)
	2002	2001	Amount	Percent
Lease rental expense	188.8	185.8	3.0	1.6%
Financial income	(59.1)	(89.8)	30.7	(34.2	) %
Financial expense	41.1	51.5	(10.4)	(20.2	) %

Total	170.8	147.5	23.3	15.8%

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

        The rate of interest forgiveness resulting from the 1994 Financial Restructuring was at its peak during the second half of fiscal year 1994 and has progressively decreased since that time. In fiscal year 1998, substantially all interest charges were reinstated to normal levels; however, approximately € 6.1 million of interest forgiveness per year will continue in effect and favorably impact lease rental expense through the end of fiscal year 2003.

        Lease rental expense and net financial charges analysed by nature of expense were composed of:

	Year ended September 30,
			Variation
(€ in millions)
	2002	2001	Amount	Percent
Interest based expenses, debt and lease related(1)	87.0	106.8	(19.8)	(18.5	) %
Interest income on cash and deposit balances	(2.7)	(18.9)	16.2	(85.7	) %
Loan repayments included in lease expenses:
—Due to external third parties	30.3	13.1	17.2	131.3%
—Due to Euro Disney Group	41.1	34.3	6.8	19.8%

	71.4	47.4	24.0	50.6%
Other	15.1	12.2	2.9	23.8%

Total Lease and Net Financial Charges	170.8	147.5	23.3	15.8%

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

        For fiscal year 2001, exceptional losses, net totalled € 7.2 million, primarily reflecting € 5.3 million of Walt Disney Studios Park pre-opening costs, € 2.3 million of losses on the early repurchase of a portion of the Company's 6.75% Convertible Bonds, € 1.5 million of euro implementation costs, € 1.4 million of fixed asset write-offs and € 0.8 million of net adjustments to provisions for risks and charges. These exceptional charges were partially offset by an adjustment to the provision for storm repairs resulting in a net exceptional income of € 2.3 million.

Net loss

        Net loss for fiscal year 2002 was € 33.1 million, reflecting exceptional charges related to the pre-opening costs of Walt Disney Studios Park and lower income before exceptional items.

D.    LIQUIDITY AND CAPITAL RESOURCES

Capital Investment

        The following table sets forth our capital investments:

	Year ended September 30,
(€ in millions)
	2003	2002	2001
Resort Segment	23.0	270.4	239.5
Real Estate Development Segment	1.8	7.1	4.4

	24.8	277.5	243.9

        Fiscal year 2003 capital expenditures for the Resort Segment relate primarily to the transformation of an existing Disney Village restaurant into King Ludwig's Castle, featuring authentic German cuisine, completion of the Fantillusion parade, which had its debut at Disneyland Park in fiscal year 2003, and various improvements to the existing asset base. Investments in our Real Estate Development Segment represent the purchase of land that the Group has subsequently leased to third-parties under long term ground leases.

Cash Flows and Liquidity

        As of September 30, 2003, cash and short-term investments totaled € 46.1 million. As presented in the Group's Consolidated Statements of Cash Flows, cash and cash equivalents increased € 24.7 million to € 46.0 million as of September 30, 2003. Specifically, this increase in cash and cash equivalents resulted from:

Cash Flows from Operating Activities	€88.1 million
Cash Flows used in Investing Activities	€(28.8) million
Cash Flows used in Financing Activities	€(34.6) million

        Cash flows from operating activities increased to € 88.1 million from € 48.7 million in the prior year primarily as a result of changes in working capital, partially offset by lower net results.

        Cash flows used in investing activities totalled € 28.8 million reflecting € 72.9 million of capital investment expenditures, partially offset by € 45.4 million of cash proceeds from the sale of fixed assets. Capital investment expenditures related primarily to construction costs of Walt Disney Studios Park, the transformation of an existing Disney Village restaurant into King Ludwig's Castle, completion of the Fantillusion parade and various improvements to the existing asset base. Proceeds from the sale of fixed assets reflected the sale of three apartment buildings used to provide housing for employees as well as certain of the bungalows at the Davy Crockett Ranch. The Group entered into leases with the buyers of these assets.

        Cash flows used in financing activities totalled € 34.6 million reflecting payment of increased security deposits in the amount of € 59.6 million and debt repayments of € 15.0 million, partially offset by € 40.0 million of drawings under the Group's € 167.7 million line of credit with TWDC, thereby bringing the outstanding balance of the credit line as of September 30, 2003 to € 102.5 million.

        Based upon available cash and short-term investments, the remaining availability on our lines of credit with TWDC (€ 167.7 million existing line expiring in June 2004, plus the € 25.0 million new line available until May 31, 2004), we believe the Group will have in the normal course of business the resources necessary to meet funding requirements arising during the waiver period with our lenders and TWDC, which ends on May 31, 2004. Absent a resolution to the Group's liquidity issues as a result of the negotiations, management believes the Group would be unable to meet all of its debt obligations following the end of the negotiation period.

Debt

        Our principal indebtedness (excluding accrued interest) increased to € 806.4 million as of September 30, 2003 compared to € 781.4 million as of September 30, 2002 primarily as a result of € 40.0 million of new drawings on the € 167.7 million TWDC credit facility, partially offset by € 15.0 million of principal repayments. Including the unconsolidated financing companies, our principal indebtedness was € 2,207.3 million as of September 30, 2003 compared to € 2,219.8 million as of September 30, 2002.

        Our principal payment obligations, and the principal portion of our lease payments to the unconsolidated financing companies, recommenced in fiscal year 1998 pursuant to the terms of the 1994 Financial Restructuring. We paid € 412.1 million and € 52.5 million (including the Convertible Bond repurchases and maturities) of principal in fiscal years 2002 and 2003, respectively (net of principal payments we receive from the subordinated loans we made to the financing companies). On the same basis, we will be required to pay € 66.8 million and € 82.6 million (excluding the TWDC credit facility) of net principal in fiscal years 2004 and 2005, respectively.

        The Group's debt agreements include covenants with respect to our financing arrangements. These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds. In November 2003, the lenders agreed to waive, effective through March 31, 2004, certain of these covenants. This waiver was extended until May 31, 2004. If we do not reach a mutually acceptable solution with our lenders before that date, we will be unable to meet all of our financial obligations. See Item 5, Section B—"Financial Negotiations" above and Item 3, Section D—"Key Information—Risk Factors."

Equity

        Shareholders' equity decreased to € 1,084.4 million at September 30, 2003 from € 1,244.8 million at September 30, 2002, as a result of the net loss for fiscal year 2003 and the € 104.4 million cumulative effect of a change in accounting principle related to major fixed asset renovation expenditures. (see discussion under "Change in Accounting Principle" described above).

        As of September 30, 2003, TWDC, through indirect wholly-owned subsidiaries, held 39.1% of the Group's shares and approximately 16.3% of the Group's shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. No other shareholder has indicated to the Group that it holds more than 5% of the share capital of the Group. No dividend allocation is proposed with respect to fiscal year 2003, and no dividends were paid with respect to fiscal years 2002, 2001 and 2000.

E.    OTHER MATTERS

E.1    Tabular Disclosure of Contractual Obligations

        The Group has various contractual obligations which are recorded as liabilities in our consolidated financial statements in accordance with French GAAP. Other items, such as financial and operating lease commitments and certain purchase commitments are not recognised as liabilities in our consolidated financial statements under French GAAP but are required to be disclosed.

        The operating assets of the Group were financed using equity, borrowings and financial lease contracts. The table below summarizes the debt and lease structure of the Group as well as other long-term obligations assuming reimbursement of the debt not be accelerated by our lenders (see Note 28). This information supplements the leasing and debt contract disclosures which are provided in Notes 1-2, 13, 24 and 27 to the Consolidated Financial Statements:

	As of September 30, 2003			Payments due
(€ in millions)	Lease Contracts	Direct Borrowings	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Phase IA Asset Financing
Disneyland Park—CDC	361.3	168.9	530.2	—	5.8	7.9	516.5
Disneyland Park—Credit Facility(3)	263.7	114.1	377.8	37.4	121.2	152.3	66.9
Disneyland Park—Partner Advances	304.9	—	304.9	—	—	—	304.9
Disneyland Park—Additional Capacity Assets	213.4	—	213.4	—	213.4	—	—

	1,143.3	283.0	1,426.3	37.4	340.4	160.2	888.3
Phase IB Asset Financing
Hotels and Disney Village—Credit Facility(3)	139.2	24.3	163.5	13.0	29.5	36.1	84.9
Hotels and Disney Village—Partner Advances(3)	96.9	—	96.9	—	1.2	4.7	91.0
Newport Bay Club—Convention Centre	21.5	—	21.5	0.9	2.1	2.6	15.9

	257.6	24.3	281.9	13.9	32.8	43.4	191.8
Walt Disney Studios Park Financing—CDC	—	381.1	381.1	—	—	—	381.1
TWDC Line of Credit	—	102.5	102.5	102.5	—	—	—
Other Borrowings	—	15.5	15.5	15.5	—	—	—

Total Lease Obligations(1) and Borrowings(2)	1,400.9	806.4	2,207.3	169.3	373.2	203.6	1,461.2
Operating Lease Obligations (see Note 24-2)			95.1	14.8	28.9	17.9	33.5
Purchase Obligations(4)			3.7	1.1	2.1	0.5	—
Other Long-Term Obligations(5)			22.5	22.5	—	—	—

Total Contractual Obligations(6)			2,328.6	207.7	404.2	222.0	1,494.7

(1)
Represents debt balances of the financing companies, which underlie the Group's lease commitments
(see Notes 24 and 27).

(2)
Represents debt balances on the Group's Consolidated Balance Sheet (see Note 13).

(3)
The Group is jointly liable or has guaranteed these obligations under the terms of the related credit agreements (See Note 23).

(4)
Represents the maximum potential risk under purchase obligations we have with our sponsorship participants. See Item 4, Section A.6.2 —"Participants Agreements."

(5)
Represents a guarantee provided to the Seine et Marne Department (local governmental body). See Item 4, Section A.6.1 —"Agreements with French Governmental Authorities" and Note 9a to the Consolidated Financial Statements.

(6)
Comprised of the following under French GAAP:

(€ in millions)
Liabilities recorded on the balance sheet	828.9
Commitments not recorded on the balance sheet	1,499.7

2,328.6

E.1    Off-Balance Sheet Obligations—Contingent Commitments

        The Group also has certain contractual arrangements that would require the Group to make payments or provide funding if certain circumstances occur. The Group does not currently expect that it is probable these contingent commitments will result in amounts being paid by the Group.

  Development Fee to TWDC

        The Group could be required to pay a development fee to TWDC in the amount of €182.9 million if certain future events occur. The fee will not be due until future events occur, including the repayment of our existing bank debt and of the CDC loans used to finance the construction of Walt Disney Studios and the achievement by the Group of specified cash flow levels. For further information see Note 23 to the Consolidated Financial Statements in Item 17—"Financial Statements".

  Waived Fiscal Year 2003 Royalties and Management Fees

        As a result of a March 28, 2003 agreement, TWDC conditionally waived € 24.6 million of royalties and management fees payable for the last three quarter of fiscal year 2003. The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.

        In addition, the Group has certain contractual commitments including performance guarantees and other contingent liabilities totalling approximately € 33.2 million, assuming the maximum potential obligation.

E.2    Accounting Policies and Estimates

        We believe that the application of the following accounting policies are important to our financial position and results of operations, and require judgements and estimates on the part of management. For a summary of all of our accounting policies, see Note 2 to the Consolidated Financial Statements in Item 17 "Financial Statements".

  French GAAP Lease Accounting

        We lease a significant portion of our operating assets. Pursuant to the alternatives available under French accounting principles, we account for these transactions as operating leases and as a result, the leased assets and the related lease obligation are excluded from our balance sheet. Payments under these leases are recorded as Lease Rental Expense as they become due.

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

E.3    New Accounting Pronouncements

  FIN 46

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) and amended it by issuing FIN 46R in December 2003. Among other things, FIN 46R generally deferred the effective date of FIN 46 for variable interest entities (VIEs) to the quarter ended March 31, 2004. VIEs are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. All VIEs with which the Company is involved have been evaluated to determine the primary beneficiary of the risks and rewards of the VIE. This analysis has determined that the Group is the primary beneficiary in certain entities with which we have long-term capital leases. As a result, we will be required to consolidate these VIEs as of March 31, 2004 for financial reporting purposes. Although the leases in question were previously capitalised in our U.S. GAAP Financial Statements, the assets and liabilities of the leasing entities in question will now be reflected in our balance sheet and will result in certain classifications and valuation differences in our reported amounts. We are currently assessing the impact of these changes.

  Implementation of International Financial Reporting Standards (IFRS) and other legal requirements

        We currently prepare our financial statements in accordance with French GAAP and prepare a reconciliation of stockholders' equity, net income and certain other disclosures to US GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including us, to apply International Financial Reporting Standards ("IFRS") in preparing their financial statements for fiscal years beginning on or after January 1, 2005 (thus fiscal year 2006 for us). We are currently evaluating the impact of these changes on our Consolidated Financial Statements. Additionally, due to recent changes in French law we will be required to consolidate the assets, liabilities, results of operations and cash flows of the leasing companies in our Consolidated Financial Statements beginning in 2004. This change will significantly increase our consolidated indebtedness and reduce our equity under French GAAP.

E.4    Forward-Looking Statements

        The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbour for forward-looking statements made by or on behalf of the Group. The Group and its representatives may from time to time make written or oral statements that are "forward-looking", including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Group's shareholders. All statements that express expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives; theme park and resort projects; and the implementation of the euro, are forward-looking statements within the meaning of the Act. These statements are made on the basis of management's views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management's expectations will necessarily come to pass.

        Factors that may affect forward-looking statements. A wide range of factors could materially affect future developments and performance, including the following:

  •
  whether we are able to reach a mutually acceptable solution with our lenders before May 31, 2004, the expiration date of the waivers they have granted to us;

  •
  changes in strategies, which may result in changes in the types or mix of businesses in which the Group is involved or chooses to invest;

  •
  changes in European and global or regional economic and political conditions, which may affect attendance and spending at the Group's Theme Parks and hotels;

  •
  changes in European and global financial and equity markets, including significant interest rate fluctuations, which may impede the Group's access to, or increase the cost of, external financing for its operations and investments;

  •
  increased competitive pressures, both domestically and internationally, which may, among other things, affect the performance of the Group's Theme Parks and hotels and lead to increased expenses in such areas as marketing;

  •
  labour disputes, which may lead to increased cost or disruption of operations; and

  •
  changing public and consumer taste, which may affect the Group's entertainment and merchandising businesses. This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with Item 3.D. Risk Factors. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

    This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with Item 3.D. "Risk Factors". Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Members of the Management Company's Board of Directors and Executive Officers

        As discussed in Item 10, Section B.1—"Memorandum and Articles of Association—The Management Company (Gérant)", Euro Disney S.A. manages our Company. The Board of Directors of the Management Company is currently composed as follows:

Name	Age	Position
André Lacroix	43	Chairman and Chief Executive Officer
Rosemary Bloom	41	Member
Dominique Cocquet	56	Member
Philippe Laco	48	Member

        The term of office for each member of the Board of Directors of the Management Company is one year, subject to renewal.

        The executive officers of the Management Company are currently as follows:

Name	Age	Position
André Lacroix	43	Chairman and Chief Executive Officer
Yann Caillère	49	President and Chief Operating Officer
Dominique Cocquet	56	Senior Vice-President—Development and External Affairs
Philippe Gas	40	Senior Vice-President—Human Resources
Jeffrey Speed	41	Senior Vice-President—Chief Financial Officer
Philippe Marie	44	Vice-President—Communications and External Affairs
Pascal Quint	47	Vice-President and General Counsel

        André Lacroix, Chairman and Chief Executive Officer, was appointed to this position in July 2003. Prior to joining Euro Disney, he spent 7 years with Burger King, where he was President of Burger King International, responsible for development, profitability, and management of the brand outside North America. Prior to his Burger King experience, he worked for Pepsi Cola, Colgate Palmolive and Ernst & Young.

        Rosemary Bloom was elected to the Board of Directors of the Management Company in March 2001. She was appointed Senior Vice-President and European General Counsel of Walt Disney International in November 2000. In 1994, she joined Buena Vista Home Entertainment as Vice-President, Business & Legal Affairs. Prior to this, she was a partner with various law firms in New York and London.

        Dominique Cocquet joined Euro Disney in 1989 as Manager of Real Estate Finance. He was promoted in 1992 to the rank of Vice President in charge of Development and External Relations, and supervised the expansion of the capacity of Disney Village, the creation of Walt Disney Studios Park, the opening of 2,200 additional hotel rooms, and the development of the Val d'Europe community.

        Philippe Laco was appointed as member of the Board of Directors of the Management Company in January 2001. He joined The Walt Disney Company in 1996 as Vice-President and Managing Director of Disney Channel France, a subsidiary of Walt Disney Television International, before being promoted Country Manager, The Walt Disney Company, France & Benelux, responsible within the region for coordinating The Walt Disney Company activities, developing new business and optimizing the Disney brand. Prior to joining The Walt Disney Company, he spent over 20 years in various management positions within the entertainment business, including Warner Music France as Managing Director, and Polygram.

        Yann Caillère has been with Euro Disney since 1995. Formerly Senior Vice President of Operations of Euro Disney, he was promoted to President and Chief Operating Officer in July 2003. Prior joining Euro Disney, Yann was the General Manager of the Hotel Sofitel in Paris.

        Philippe Gas previously worked at Euro Disney from 1991 to 1997. He is serving as Senior Vice President Human Resources. Since June 2000, Philippe has served as Regional Vice President for Asia Pacific Human Resources for the Walt Disney Company. Prior to this position, he was Director of International Human Resources in Burbank, California.

        Jeffrey Speed, Senior Vice President and Chief Financial Officer, was appointed to this position in July 2003. Prior to joining Euro Disney, he spent 10 years with The Walt Disney Company, most recently serving as Vice President and Assistant Treasurer. In this role, he had worldwide responsibility for corporate finance, syndication of credit facilities, and banking and rating agency relationships. Prior to joining The Walt Disney Company, he spent 9 years with Price Waterhouse.

        Philippe Marie joined the Company in January 2001 and served as Director of External Relations until July 2003. Prior to joining Euro Disney, he spent 5 years with JC Decaux, where he was Director of Legal and Municipal Relations.

        Pascal Quint, Vice President and General Counsel, joined Euro Disney in 1996. He was previously General Counsel of Sanofi Pharma. Previously, he served in several positions in the legal departments of major companies, including Euro Disney SCA from 1991 to 1994. Pascal will leave the Company in April 2004 for a new position with another company.

B.    COMPENSATION

        Aggregate compensation paid by us to the members of the Board of Directors and the officers of the Management Company as a group (including the executive officers and Board members mentioned in item 6.A "Directors and Senior Management" above, provided they held the same positions last year or who were directors and/or officers of the Management Company for all or part of fiscal year 2003) was approximately € 4.4 million in fiscal year 2003, excluding stock options. Officers of the Management Company and certain other management employees are eligible for participation in our discretionary bonus programs at varying levels. The aggregate amount set aside or accrued by us to provide pension, retirement or similar benefits for the same executive officers and directors in respect of fiscal year 2003 was € 0.2 million. As of September 30, 2003, these same officers held together a total of 3.0 million Euro Disney S.C.A. stock options. We bear the cost of all compensation paid to the executive officers of the Management Company.

        The aggregate compensation paid by us to members of the Supervisory Board during fiscal year 2003 was €160,071. Compensation paid to each member is proportional to attendance at meetings. The individual compensation paid to each member of the Supervisory Board is provided below in Item 10, Section B.2—"Memorandum and Articles of Association—the Supervisory Board".

        In accordance with the disclosure requirements in France, the Group reported no fiscal year 2003 stock option transactions with members of the Board of Directors and Executive Officers of the Management Company.

C.    BOARD PRACTICES

        See discussion below in Item 10, Section B.2—"Memorandum and Articles of Association—the Supervisory Board".

D.    EMPLOYEES

        See discussion above in Item 4, Section A.5—"Human Resource Management".

E.    SHARE OWNERSHIP

        No member of the Board of Directors or executive officers of the Management Company (Gérant) and no members of the Supervisory Board beneficially own 1% or more of the shares of the Company, either directly or potentially through the exercise of stock options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        Set forth below as of February 27, 2004, are the number of shares of common stock and percentages owned by each person that is known to us to own more than 5% of the outstanding shares of our common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class(1)
Common Stock	EDL Holding Company(2)	412.8 million shares	39.1%
Common Stock	Kingdom 5-KR-135 Ltd.(3)	172.5 million shares	16.3%

(1)
Based on 1,055,937,724 shares of common stock outstanding as of February 29, 2004.

(2)
EDL Holding Company is an indirect wholly-owned subsidiary of The Walt Disney Company.

(3)
A company whose shares are held by trusts for the benefit of Prince Alwaleed and his family.

        In connection with the Financial Restructuring, The Walt Disney Company has agreed, so long as certain indebtedness is outstanding to our major creditors, to hold at least 25% of our common stock until June 2004 and at least 16.67% until 2016. In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of our common stock until 2027. See also Item 4, Section A.6.3—"Undertakings and Agreements with The Walt Disney Company and Subsidiaries", Item 4, Section C—"Organisational Structure" and Item 10, Section B—"Memorandum and Articles of Association".

        As of February 27, 2004, the total number of shares of common stock held by our executive officers and members of the Supervisory Board as a group was, to our knowledge, 15,061 shares.

B.    RELATED PARTY TRANSACTIONS

        During the three years ending September 30, 2003, the following amounts were incurred under related party transactions with The Walt Disney Company and its subsidiaries (see in Item 4, Section A.6.3—"Undertakings and Agreements with The Walt Disney Company and Subsidiaries" and Item 10, Section B.1—"The Management Company" for a full description of these contracts and agreements):

(€ in millions)	2003	2002	2001
Development Agreement	30.6	92.4	48.7
License Agreement(1)	5.6	24.0	21.8
Management Fee(1)	2.5	11.5	9.9

(1)
See Note 18-b to the Consolidated Financial Statements.

        On March 28, 2003, the Group entered into agreements with the Management Company and The Walt Disney (Netherlands) B.V. to pay management fees and royalties on a fiscal year-end basis rather than quarterly for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004. In addition, with respect to the last three quarters of fiscal year 2003, the combined royalties and management fees will not exceed the maximum amount that could be paid by the Company while maintaining compliance with the gross operating income covenant under certain of the Company's debt agreements. Any portion of the royalties or management fees not paid for fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and net financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal 2008 exceeds € 450 million.

        Effective November 3, 2003, TWDC agreed to provide the Group a new € 45 million subordinated credit facility, which could be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility already provided by TWDC is fully drawn. This credit facility expired undrawn on March 31, 2004. For additional information see Item 5, Section B—"Operating and Financial Review and Prospects—Financial Negotiations."

        Effective March 25, 2004, TWDC agreed to provide the Group a new €25 million subordinated credit facility, which can be drawn upon through May 31, 2004, under the same terms as the expired credit facility described above.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1. Financial statements

        Please see Item 17 "Financial Statements" for a list of all financial statements filed as part of this Annual Report.

A.2. Legal proceedings

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

A.3 Dividends

        The payment of dividends on common stock from distributable profits may be recommended by the Management Company for approval by the shareholders at our annual general meeting, which must be held within six months after the end of the fiscal year. We did not declare or pay any dividends in respect of the fiscal years ended September 30, 1997 through 2003.

        Our ability to pay dividends in the future is dependent upon the availability of distributable profits on the basis of the unconsolidated financial statements of Euro Disney S.C.A. and the Company's operating results, liquidity and financial condition. Additionally, our principal debt agreements related to the financing of Disneyland Park with a syndicate of international banks, prohibit us from paying dividends if we are in default with respect to loan payments due under our debt agreements with the CDC and IA Bank loan, as well as if any taxes become overdue and remain unpaid (unless payment of such overdue tax is being contested in good faith and adequate provision in cash has been set aside).

        Profits retained in the Company, excluding amounts reserved under law or by virtue of our by-laws are available for distribution to Shareholders as dividends.

        We are required to designate at least 5% of net income each year, if any, as a legal reserve. This transfer shall cease to be required when the cumulative legal reserve reaches one-tenth of the share capital. The legal reserve is distributable only upon our Company's liquidation.

        In addition our by-laws provide that 0.5% of net income each year be paid to the General Partner. Thereafter, distributable profits shall be allocated in the following order:

(i)
the amount, if any, that the annual ordinary general meeting, upon the proposal of the Management Company, shall decide to allocate to reserves or to be carried forward as retained earnings, and

(ii)
the balance of distributable profits remaining, if any, to the shareholders pro rata in proportion to their respective holdings of shares of common stock.

        Dividends must be paid within nine months of the end of our fiscal year and are payable to holders, on the date of payment, of shares of common stock outstanding at the time such dividends were approved for distribution by the shareholders. Dividends not claimed within five years of the date of payment revert to the Republic of France. The shareholders have the right in an ordinary general meeting to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares of common stock.

B.    SIGNIFICANT CHANGES

        At the Annual Shareholder's Meeting held on March 25, 2004, the shareholders approved a resolution authorizing a decrease in the Company's share capital in an amount of € 791,953,293, by way of a reduction from € 0.76 to € 0.01 of the nominal value of each of our 1,055,937,724 shares outstanding, and granting the Management Company all the powers to realise this decrease in capital and to modify subsequently Article 2.1 of the Company's by-laws as follows:

        "Article 2.1—Share capital of the Company: The share capital of the Company is ten million five hundred and fifty nine thousand and three hundred seventy seven euros and twenty four cents (€ 10,559,377.24) and is divided into 1,055,937,724 shares (the "Shares")."

This decrease in the nominal value of our shares is subject to no opposition being asserted by our creditors within 20 days following the filing of the minutes of the Annual Shareholders's Meeting at the commercial court in Meaux, France, or, if any opposition is so asserted, subject to such opposition being released.

        Also, see Note 28 to the Consolidated Financial Statements in Item 17—"Financial Statements."

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

        The table below sets forth, for the period mentioned, the reported high and low quoted prices for the common stock on Euronext Paris S.A. (formerly the Paris stock exchange).

	Price Per Share
Fiscal Year
	High	Low
	€	€
1999	1.47	0.96
2000	1.27	0.56
2001	1.27	0.47
2002
First Quarter	0.99	0.75
Second Quarter	1.21	0.89
Third Quarter	1.03	0.59
Fourth Quarter	0.82	0.40
2003
First Quarter	0.58	0.40
Second Quarter	0.53	0.35
Third Quarter	0.68	0.34
Fourth Quarter	0.76	0.47
September 2003	0.76	0.55
October 2003	0.66	0.54
November 2003	0.59	0.48
December 2003	0.50	0.41
January 2004	0.53	0.42
February 2004	0.62	0.46

(1)
Share price information for periods prior to January 1, 1999 was published in French francs and has been translated into euro using the official exchange rate of 6.55957 French francs per euro.

(2)
Share price information for periods prior to November 17, 1999 has been adjusted to take into account the dilution effect of the 1999 rights offering.

        On February 27, 2004, the closing price of the currently outstanding shares of common stock on Euronext Paris was 0.54 euro, equivalent to U.S. $0.67 per share, as calculated by using the Noon Buying Rates.

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

        Under French Law, listed companies may purchase their own shares in certain limited circumstances. French law also requires us to file a copy of any shareholders' resolution authorizing such transactions and an information memorandum regarding certain matters with the Autorité des Marchés Financiers (the "AMF"), the administrative agency of the French government responsible for overseeing the French securities markets, prior to engaging in such transactions, as well as a monthly report of any purchases and sales thereafter. Purchases and sales of the shares of common stock may not account for more than 25% of the total daily trading volume in such shares in any given period and, except during a public offering, may be performed on our behalf by only one intermediary per stock exchange session.

        Pursuant to an authorization granted by the Company's shareholders at the annual general meeting held on May 5, 2003, management was authorised to purchase, on behalf of the Company, our shares at a price of not more than € 2.00 per share, up to a maximum purchase total of € 211 million. Such purchases may only be made for certain limited purposes including, without limitation, to optimize the financial situation of the Company, to increase, or control excessive fluctuations in, the liquidity of the stock or to acquire shares for stock option attributions. This authorization, which also established a minimum resale price of € 0.50 per share is valid until November 4, 2004.

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

C.3 Subordinated Bonds Redeemable in Shares of Common Stock

        In connection with the Financial Restructuring and pursuant to the authorization granted by the extraordinary general meeting of shareholders of June 8, 1994, we issued € 152.4 million of Subordinated Bonds Redeemable in Shares of Common Stock ("Obligations Subordonnées Remboursables en Actions", or "ORAs") in July 1994, for a total of 2,500,121 ORAs at an issue price of € 60.98 per ORA. Pursuant to various undertakings in connection with the Financial Restructuring, EDL Holding Company acquired and presently holds approximately 99.3% of the ORAs.

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

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        We are a société en commandite par actions (limited partnership) duly organised and existing under the laws of France and registered under number 334-173-887 with the Registre du Commerce et des Sociétés in Meaux, France. Our legal structure consists of a Gérant (the Management Company), which is vested with management authority, an associé commandité (the General Partner), which bears unlimited liability for our actions, shareholders, which do not have management authority and which have limited liability and a Supervisory Board, which is elected by the shareholders and that monitors the management of the Company. Our general purpose is to develop and operate entertainment parks such as the Disneyland Resort Paris and all other commercial activities or operations that we may see fit to develop and operate, including on the property granted to us by the Republic of France by an agreement dated March 24, 1987 or relating to the Disneyland Resort Paris. The four primary components of our legal structure are:

  •
  the Management Company (Gérant), appointed to manage our Company;

  •
  the Supervisory Board;

  •
  the General Partner; and

  •
  the limited partners or Shareholders.

B.1 The Management Company (the Gérant)

        Euro Disney S.A., a French corporation, is our sole manager. The "Management Company" is an indirect, wholly-owned subsidiary of The Walt Disney Company. Under our by-laws, Euro Disney S.A. in its capacity as manager has the power to take any and all action in the name of the Company within the scope of our corporate purpose and to bind us in all respects. Under French law, the primary responsibility of the Management Company is to manage our affairs at all times in our best interests.

        If Euro Disney S.A. ceases to be our Gérant for any reason, the General Partner, currently an indirect subsidiary of The Walt Disney Company has the exclusive right to appoint a successor. The Management Company may resign on giving six months notice to the Supervisory Board and otherwise may only be removed from office in the following circumstances:

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

Base Management Fee

        The by-laws of the Company originally provided that the Base Management Fee was equal to 3% (initially scheduled to increase to 6% in 1997) of our total revenues, as defined, less 0.5% of net income for the relevant fiscal year. As part of the Financial Restructuring, our by-laws were amended, at an extraordinary general meeting of the shareholders on June 8, 1994, such that the Base Management Fee will equal the following percentages of our revenues, as defined:

•	from October 1, 1993 to September 30, 1998:	0.0%
•	from October 1, 1998 to September 30, 2008:	1.0%
•	from October 1, 2008 to September 30, 2013:	1.5%
•	from October 1, 2013 to September 30, 2018:	3.0%
•	from October 1, 2018 on:	6.0%

        On March 28, 2003, the Management Company agreed to renounce the Base Management Fees in relation to the last three quarters of Fiscal Year 2003 and to receive payment of these fees for fiscal year 2004 on a year-end rather than quarterly basis.

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

Management Incentive Fee

        In connection with the Financial Restructuring, our by-laws were amended at a shareholders' extraordinary general meeting held on June 8, 1994 to provide that the Management Incentive Fee for a given fiscal year be fixed at 30% of any portion of pre-tax cash flow, as defined, in excess of 10% of the total consolidated gross fixed assets and the Phase I Financing Companies, as defined in our by-laws, for that fiscal year. Certain of our debt agreements provide for deferral of the Management Incentive Fee under specified circumstances. No fees have been payable to date under this agreement and management does not anticipate any liability for this fee in the near future.

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

        The members of the Supervisory Board are elected for a term of 3 years, from the date of the annual general meeting of shareholders called to elect or re-elect them. See Item 6, Section A.—"Directors and Senior Management".

        In response to the recommendations of the Viénot Report regarding corporate governance of French companies, published in July 1995, the members of our Supervisory Board unanimously agreed, in 1996, to adopt a Supervisory Board Member's Charter. This Charter sets forth the fundamental obligations with which all members of the Board must comply. In particular, the text provides for several obligations that go beyond the demands of our by-laws. A member of the Supervisory Board must personally own at least 1,000 of our shares. Each Board member has a moral obligation to dedicate sufficient time and energy to member responsibilities, and therefore, should avoid an excess of directorships that might prevent the Board member from exercising their responsibilities under the best conditions. Each member must make a best effort to attend the annual general shareholders' meetings and Board meetings. The Supervisory Board has adopted the principle that a part of the remuneration allocated to each member should be proportional to attendance at the Board meetings.

        The Supervisory Board must approve all contracts, agreements and transactions between us and the Management Company, as well as all agreements discussed below in Item 10, Section B.4—"The Shareholders" or any amendments thereto, and must report on such transactions at the next general meeting of shareholders following their conclusion. In addition, the by-laws provide that the approval of the Supervisory Board is required to enable the Management Company to enter into any material agreements on our behalf with any affiliate of the Management Company. The by-laws also provide that any employees of the Management Company or any person affiliated with the Management Company on the Supervisory Board will be disqualified from voting on such agreements or any amendments thereto.

        On November 12, 1997, the Supervisory Board created a Financial Accounts Committee composed of three Board members to review financial reporting, internal and external audit issues. At its January 28, 2004 meeting, the Financial Accounts Committee designated Antoine Jeancourt-Galignani as the "Committee Financial Expert". The Committee, which met four times in fiscal year 2003, reports to the Board.

        On November 8, 2002, the Supervisory Board created a Nomination Committee, whose role will be to propose future candidates for approval as members of the Supervisory Board. The Supervisory Board has not created a remuneration committee.

        The current members of our Supervisory Board are:

Name	Position	Expiration of current term of office
Antoine Jeancourt-Galignani(1)	Chairman	2005
Sir David Paradine Frost	Member	2005
Philippe Labro(2)	Member	2005
Jens Odewald(1)	Member	2006
Laurence Parisot(1)	Member	2006
James A. Rasulo	Member	2006
Thomas O. Staggs(2)	Member	2005

(1)
Member of the Financial Accounts Committee.

(2)
Member of the Nomination Committee.

        Antoine Jeancourt-Galignani, President of the Supervisory Board, was elected to the Supervisory Board in 1989. He was appointed as Chairman in September 1995. He has presided over the Financial Accounts Committee since its founding in 1997 and is the designated financial expert of the Committee. Antoine is currently President of the Board of Directors of Gecina.

        Sir David Paradine Frost was elected as a member of the Supervisory Board in 1999. He is currently President of David Paradine, Ltd. and co-founder of London Weekend Television.

        Philippe Labro was elected as a member of the Supervisory Board in 1996. He was Vice-President and General Manager of RTL France radio station. He is currently Project Director, Design and Operations of PhLCommunication SARL.

        Jens Odewald was elected as a member of the Supervisory Board in 1989. He is currently Chairman and Managing Director of Odewald and Compagnie GmbH.

        Laurence Parisot was elected as a member of the Supervisory Board in 2000. She is currently Chairman and Chief Executive Officer of IFOP.

        James A. Rasulo was elected as a member of the Supervisory Board on March 2003. He is currently President for Disney Parks and Resorts worldwide as well as the Disney Cruise Line, professional sports and "Imagineers".

        Thomas O. Staggs, was elected as a member of the Supervisory Board in March 2002. He is currently Senior Executive Vice-President Finance and Chief Financial Officer of The Walt Disney Company.

        The aggregate compensation paid by us to the members of the Supervisory Board during fiscal year 2003 was € 160,071. Compensation paid to each member is proportional to attendance at meetings. In accordance with the disclosure requirements in France, we disclose in our management report the individual compensation paid to each of the members of our Supervisory Board (see table below). The following is a complete list of positions and directorships held by each member of the Supervisory Board in French and Foreign companies:

Members of the Supervisory Board	Other positions and directorships held in French and Foreign Companies
Antoine Jeancourt-Galignani, President Compensation: € 60,980	Gecina Simco SNA Holding (Bermuda) Ltd	) ) )	President of the Board of Directors
	AGF Kaufman & Broad SNA-Re (Bermuda) Ltd SNA SAL, Liban Société Générale Total Fina Elf	) ) ) ) ) )	Member of the Board of Directors
	Fox Kids Europe NV, Pays-Bas	)	Member of the Supervisory Board

Sir David Paradine Frost Compensation: € 15,245
David Frost Enterprises Ltd
David Paradine Films Ltd
David Paradine Ltd
David Paradine Plays Ltd
David Paradine Productions Ltd
Discovery Productions Ltd
Glebe Music Company Ltd
Hotcourses Ltd
Newsplayer Group Plc
Paradine Co-Productions Ltd
Paradine Documentaries Ltd
Paradine Castle Communications Ltd
Rogue Trader Production Ltd
Tele-circuit Ltd
Wellbeing
	West 175 Media Group	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	President/Member of the Board of Directors

Philippe Labro Compensation: € 30,490	PhL Communication S.A.R.L.		Project Director, Design and Operations
	Société pour l'édition radiophonique (Ediradio)		Member of the Board of Directors

Dr Jens Odewald Compensation: € 22,866	Odewald & Compagnie GmbH, Berlin Odewald & Compagnie Gesellschaft für Beteiligungen GmbH, Berlin	) ) )	Chairman and Managing Director
	Tchibo Holding AG, Hamburg		Chairman (until July 2003)
	Fiege Merlin Ltd, UK	)	Chairman of the Supervisory Board
	Tchibo Holding AG, Hamburg Wave Management AG, Hamburg	) )	Member of the Supervisory Board

Laurence Parisot Compensation: € 30,490	Ifop-Asecom Latin America (Argentina) Ifop CMR (Toronto) Ifop International SA Ifop Participations SA Ifop SA Ifop Westwego (Canada) Optimum SA	) ) ) ) ) ) )	Chairman and Chief Executive Officer
	Ubi France		Member of the Board of Directors
	Gradiva SARL MP3	) )	Gérant

James Rasulo Compensation: None(1)	Euro Disney S.A.	) )	Chairman & Chief Executive Officer (until May 2003)

Anaheim Angels Baseball Club, Inc
Anaheim Sport, Inc.
ARDC-Ocala 201, LLC
Character Concepts (Division of Walt Disney World Co.)
Disney Business Productions, LLC
Mighty Ducks Hockey Club, Inc.
W.D. Attractions, Inc,
	Walt Disney Parks and Resorts, LLC	) ) ) ) ) ) ) ) )	(Until May 2003) (Until May 2003) Chairman

Club 33
Compass Rose Corporation
DCSR, Inc.
Disney Entertainment Productions
Disneyland, Inc.
Disney Magic Corporation
Disney Regional Entertainment, Inc.
Disney Wonder Corporation
DSM International, Inc.
Euro Disney Corporation
Magic Kingdom, Inc.
Vista Title Insurance Agency, Inc.
Walt Disney Entertainment
Walt Disney Imagineering Research & Development, Inc.
Walt Disney Parks and Resorts Online
Walt Disney Touring Productions
	WCO Parent Corporation	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	President/Director
	WCO Land Corporation WCO Leisure, Inc.	) )	Vice-President & Director
	Disney Worldwide Services, Inc		Senior Vice-President
	BVCC, Inc. Disney Incorporated Disneyland International Walt Disney Travel Co., Inc. Walt Disney World Co. Walt Disney World Hospitality & Recreation Corporation WCO Hotels, Inc.	) ) ) ) ) ) ) )	Director

Thomas O. Staggs Compensation: None	Disney Enterprises, Inc.	) )	Senior Executive Vice-President and Chief Financial Officer
	The Walt Disney Company	) ) ) )	Senior Executive Vice-President and Chief Financial Officer Chairman, Investment and Administrative Committee
	Anaheim Angels Baseball Club, Inc. ABC, Inc. ABC News Online Investments, Inc. Disney Media Ventures, Inc. Disney TeleVentures, Inc. Disney Worldwide Services, Inc.	) ) ) ) ) )	(until May 2003) Vice-President/Executive Vice- President
	Allemand Subsidiary, Inc. B.V. Film Finance Co. II Steamboat Ventures, LLC	) ) )	Director
	EDL Holding Company EDL S.N.C. Corporation Euro Disney Investments, Inc. WDW Services II, Inc.	) ) ) )	Chairman/President and Director
	Fox Kids Europe N.V. Larkspur International Sales, Inc. WDT Services, Inc. WDWH&R Services, Inc.	) ) ) )	President/Chairman
	ABC Family Worldwide, Inc.		Chief Financial Officer

(1)
James Rasulo was chairman and chief executive officer of Euro Disney S.A. until May 5, 2003, before being appointed on this same date as a member of the Supervisory Board. His remuneration as a member of the Executive Committee of the Euro Disney Group is included in the aggregate compensation paid to the Executive Committee members. No compensation was paid to James Rasulo as a member of Supervisory Board.

B.3 The General Partner

        The General Partner has unlimited liability for all of our debts and liabilities.

        Our General Partner is EDL Participations S.A. ("EDL Participations"), a French corporation that is a 99.8%-owned subsidiary of EDL Holding Company, an indirect wholly-owned subsidiary of The Walt Disney Company. EDL Participations cannot be removed as General Partner without its consent and cannot dispose of any part of its interest as General Partner without the approval of a vote of holders of a simple majority of shares of common stock represented at a general shareholders' meeting. A unanimous vote of the shareholders is required to approve a transfer of EDL Participations' entire interest.

        Except with regard to the election or removal of members of the Supervisory Board by the shareholders, a resolution may only be adopted by the shareholders in a general meeting with the prior approval of the General Partner. The General Partner is entitled to a distribution each year equal to 0.5% of the Company's net after-tax profits (after deduction of losses carried forward).

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

        The following matters require a resolution passed by the holders of a simple majority of the shares of common stock (together with any approval required of the General Partner, as described above):

  •
  elections to the Supervisory Board;

  •
  approval of the consolidated and parent company financial statements, including payment of any dividend proposed by the Management Company; and

  •
  approval of any contract or transaction (other than contracts or transactions entered into in the ordinary course of business on normal commercial terms), or any amendment thereto, between us and (i) the Management Company or (ii) any member of the Supervisory Board or (iii) any shareholder of the Company holding more than 10% of the voting rights or if such shareholder is a company that controls such shareholder within the meaning of Article L. 233-3 of the French Commercial Code (Code of commerce). These requirements also apply to any contract or transaction into which any one of the persons named above is indirectly interested or which is entered into between the Company and a company in which the Management Company or a member of the Company's Supervisory Board or a member of the Management Company board of directors has (i) an ownership interest or (ii) holds a position of general partner, manager, director, chief officer or supervisory board member. Shareholders with an interest in the contract or transaction generally are not prohibited from voting on such contract or transaction, unless they hold one of the positions set forth above.

        A resolution passed by holders of a two-thirds majority of the shares of common stock (together with any approval required of the General Partner, as described above) is required to approve any amendment to the by-laws, including any increase or reduction of the equity capital of the Company, any merger or spin-off or any conversion to another form of corporate organisation. Our shareholders must vote unanimously to increase their liabilities as shareholders. Shareholders, as such, have no liability for our debts. For information regarding rights to dividends, see Item 8, Section A.—"Dividends".

        Any resolution submitted for the vote of the shareholders at an ordinary or extraordinary meeting may be passed only with the prior approval of the resolution by the General Partner, except for those relating to the election, resignation or dismissal of the members of the supervisory Board.

        Both ordinary and extraordinary general meetings of shareholders may be called by the Management Company. At least 30 days before the date set for any meeting, preliminary notice is given to shareholders by publication in France in the Bulletin des Annonces Légales Obligatoires (the "BALO"). Within 10 days after such publication, holders of a minimum percentage of shares (determined on the bases of a formula related to capitalization) may propose resolutions to be voted on at such meeting. Unless otherwise set forth in the preliminary notice, at least 15 days before the date set for the meeting, (i) all shareholders are notified of the date and place thereof by publication in the BALO and any newspaper entitled to publish legal announcements in the region where our headquarters are located, and (ii) those shareholders that have held their share in "registered" form for at least one month are notified by mail. French law also requires other notices of interest to shareholders which must be published in the BALO. United Kingdom Shareholders holding registered shares are notified by mail at least 21 days before the date set for the meeting.

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

B.5 Ownership Levels Exceeding Certain Percentages

        Our by-laws provide that any person or entity, acting alone or in concert with others, who holds or ceases to hold, directly or indirectly, a portion of the share capital (or voting rights, if the number of shares does not correspond to the number of voting rights) equal to, or greater than, 2% or a multiple of such portion, must notify us by certified mail, return receipt requested, within fifteen days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the Company and the voting rights potentially attached thereto.

        Any person or entity that fails to comply with such notification requirements, upon the request, recorded in the minutes of the shareholders' meeting, of one or more shareholders holding at least 2% of its share capital made at the general shareholders' meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings until expiration of the time-period provided for by applicable law or regulation following the date of notification.

C.    MATERIAL CONTRACTS

        See discussion above in Item 4, Section A.6 "Significant Operating Contracts".

D.    EXCHANGE CONTROLS

        Acquisitions and disposals of shares of common stock and/or other rights to shares of common stock (except for the acquisition of shares of common stock representing a controlling interest) and ORAs and the payment of dividends by the Company may, under regulations in force at the date hereof, be effected without exchange control restrictions in France. In addition, there is no limitation on the right of non-French residents or non-French shareholders to hold or vote common stock of a French company. The remittance of all dividends to foreign shareholders must be effected through a French bank or other licensed financial intermediary.

        A declaration must be filed, upon realization of the investment, with the French authorities for the acquisition, by any non-European Union person or group of persons acting in concert, of a controlling interest (normally 20% or more of the share capital) in our Company. Prior exchange control consent is no longer required in France.

E.    TAXATION

E1. Shares

E.1.1. French Taxation

        The following generally summarizes the material French tax consequences of purchasing, owning and disposing of our shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

        This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of our shares.

        The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of our company.

Taxation of Dividends on Shares

        In France, dividends are paid out of after-tax income. Dividends paid to non-residents normally are subject to a 25% French withholding tax. However, non-resident holders that are entitled to and comply with the procedures for claiming benefits under an applicable tax treaty may be subject to a reduced rate (generally 15%) of French withholding tax. If a non-resident holder establishes its entitlement to treaty benefits prior to the payment of a dividend, then French tax generally will be withheld at the reduced rate provided under the treaty.

        The French Finance Law for 2004 includes a reform of the French tax treatment of distributions implementing a new mechanism to avoid double taxation of dividends and the elimination of the former avoir fiscal and précompte mechanisms as explained below.

Avoir Fiscal—Tax Credit

        Prior to enactment of the reform, French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies. The avoir fiscal was equal to 50% of the dividend received for individuals and, generally, equal to 10% of the dividend received for other investors, although the 10% rate was generally increased by 80% of any précompte actually paid in cash by the distributing corporation.

        As a result of the reform:

  •
  French resident individuals will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will only be taxed on half of dividends received and, in addition to the annual allowance which is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the "Tax Credit"). The Tax Credit will have a cap of € 230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

  •
  French resident shareholders other than individuals will lose the benefit of the avoir fiscal for tax credits that they would otherwise have been able to use beginning in 2005 on; thus French corporate shareholders with a fiscal year corresponding to the calendar year will not be entitled to the avoir fiscal with respect to dividends received in 2004.

        Dividends paid to non-residents are not normally eligible for the benefit of the avoir fiscal and, from 2005 on, will not be eligible for the Tax Credit described above. However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty may be entitled to benefit from a refund of the avoir fiscal (net of applicable withholding tax), in addition to a reduced rate of withholding tax. Certain of these treaties impose additional conditions for the entitlement of corporate entities to the avoir fiscal and under certain treaties only individual residents are entitled to the avoir fiscal.

        As a result of the French Finance Law of 2004 reform:

  •
  qualifying non-resident individuals who hold shares directly will be entitled to a refund of the avoir fiscal with respect to dividends received in 2004 but will not be entitled to avoir fiscal refunds with respect to distributions made beginning in 2005. Instead, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax); the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, but claiming such refund may likely entail compliance with cumbersome formalities.

  •
  non-resident shareholders other than individuals are no longer entitled to a refund of the avoir fiscal with respect to dividend distributions made from 2004.

Précompte—25% Equalization Tax

        Dividends paid out of profits that have not been taxed at the ordinary corporate rate, or were earned and taxed more than five years before the distribution, are subject to an equalization tax called the précompte, which is payable by the distributing corporation to the French tax authorities. The précompte generally is equal to one-half of the amount of the dividend paid to shareholders prior to deduction of withholding tax. When a tax treaty does not provide for a refund of the avoir fiscal, or when a non-resident shareholder is not entitled to such a refund but is otherwise entitled to the benefits of the tax treaty, then a qualifying shareholder may generally obtain from the French tax authorities a payment equal to 100% of the précompte actually paid in cash by the distributing corporation, net of applicable withholding tax. These rules will be applicable to distributions made through December 31, 2004.

        Distributions made by French companies from 2005 on will no longer be subject to précompte. However, an equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rate, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends paid to the shareholder. Unlike précompte, this equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three installments of one third each with respect to the three fiscal years closed after the distribution, either as a credit against its corporate tax liability or in cash, if the corporate tax liability is insufficient to offset the entire tax credit.

        Distributions made as from 2006 will not give rise to précompte or equalization tax liability.

Taxation on Sale or Disposition of Shares

        Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have not held more than 25% of our dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares.

        A 1% ad valorem registration duty (subject to a maximum of € 3,049 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

Estate and Gift Tax

        France imposes estate and gift tax on shares of a French corporation that are acquired by inheritance or gift. The tax applies without regard to the tax residence of the transferor. However, France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty country may be exempted from such tax or obtain a tax credit.

Wealth Tax

        Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (impôt de solidarité sur la fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is less than 10% of the corporation's share capital and does not enable the shareholder to exercise influence over the corporation. Double taxation treaties may provide for a more favorable tax treatment.

E.1.2. Taxation of U.S. Investors

        The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our shares if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the "Treaty") and are fully eligible for benefits under the Treaty (a "U.S. holder"). You generally will be entitled to Treaty benefits in respect of our shares if you are:

  •
  the beneficial owner of the shares (and the dividends paid with respect thereto);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

  •
  not also a resident of France for French tax purposes; and

  •
  not subject to an anti-treaty shopping article that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

        This summary does not discuss the treatment of shares that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

        You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

        As discussed in more detail above the French Finance Law of 2004 includes a reform of the French tax treatment of distributions and dividends paid by French companies to non-residents of France. Generally, non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the avoir fiscal. In addition, as of 2005, non-residents generally will not be eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

        However, under the Treaty, you can claim the benefit of a reduced dividend withholding tax rate of 15%.

        If you are an individual U.S. holder, you will also be entitled to a payment from the French tax authorities equal to the avoir fiscal with respect to dividends distributed in 2004 at a 50% rate, less a 15% withholding tax. Because of the 2004 French tax reform you will no longer be entitled to the avoir fiscal refund with respect to dividend distributions made from 2005 on. Instead, under the same conditions as for the avoir fiscal, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax. You generally will be entitled to receive a refund of the avoir fiscal or the Tax Credit only if you are subject to U.S. federal income tax on the avoir fiscal payment (or the Tax Credit) and the dividend to which it relates. The refund of the avoir fiscal (or the Tax Credit) will not be made available before January 15 following the end of the calendar year in which the dividend is paid. The French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals and may entail compliance with cumbersome formalities.

        As a result of the 2004 French tax reform, U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury in respect of dividends paid from 2004.

        French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares (including, but not limited to, dividend rights).

        With respect to distributions of dividends made during 2004, U.S. holders that are not entitled to a refund of the avoir fiscal (e.g., corporations, pension funds and other tax-exempt U.S. holders) may generally obtain from the French tax authorities a refund of the entire précompte equalization tax (discussed under "—French Taxation," above) we actually pay in cash in respect of a dividend, less a 15% French withholding tax.

        Thus, for example, if we pay a dividend of 100 to an individual U.S. holder in 2004, the holder initially will receive 85, but will be entitled to an additional payment of 42.50, consisting of the avoir fiscal of 50 less a 15% withholding tax. If we pay a dividend of 100 to a corporate U.S. holder, such U.S. holder will receive 85, and will not be entitled to any avoir fiscal; in the event that the dividend distribution triggers payment by us of the précompte, such U.S. holder generally may also obtain from the French tax authorities a refund of the précompte that we pay in cash, less a 15% withholding tax.

        The gross amount of dividend, avoir fiscal (or Tax Credit) and précompte payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. French withholding tax at the 15% Treaty rate will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. You should consult your own tax advisers concerning the implications of these rules in the light of your particular circumstances.

        Dividends paid in euro will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you receive the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Procedures for Claiming Treaty Benefits

        In order to claim Treaty benefits, if you are an individual U.S. holder, you must complete and deliver to the French tax authorities either:

  •
  the simplified certificate described below; or

  •
  an application for refund on French Treasury Form RF 1A EU-No. 5052.

        A simplified certificate must state that:

  •
  you are a U.S. resident within the meaning of the Treaty;

  •
  you do not maintain a permanent establishment or fixed base in France with which the holding giving rise to the dividend is effectively connected;

  •
  you own all the rights attached to the full ownership of the shares (including dividend rights); and

  •
  you meet all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the refund of the avoir fiscal.

        Copies of the simplified certificate and the application for refund are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d'Uzès, 75094 Paris Cedex 2).

        If the certificate or application is not filed prior to a dividend payment, then holders may claim withholding tax and avoir fiscal refunds by filing an application for refund at the latest by December 31 of the second year following the year in which the withholding tax is paid.

        The avoir fiscal and any French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

        As noted above, the French tax authorities have not yet issued any guidance with regard to the refund of the Tax Credit to non-resident individuals, and may entail compliance with cumbersome formalities.

        If you are a U.S. holder not entitled to a refund of the avoir fiscal, in order to claim Treaty benefits (reduced withholding tax rate and, as the case may be, refund of the précompte), you must file French Treasury Form RF 1B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. This form, together with instructions, is available from the U.S. Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d'Uzès, 75094 Paris Cedex 2). If the form is filed prior to the dividend payment, then the French withholding tax generally will be withheld at the reduced rate.

        The French tax authorities are expected to issue new guidelines setting out formalities to be complied with by U.S. holders that are not entitled to a refund of the avoir fiscal in order to obtain the reduced withholding tax rate.

Capital Gains

        Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

        For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

French Estate and Gift Tax

        Under the estate and gift tax convention between the United States and France, a transfer of shares by gift or by reason of the death of a U.S. holder entitled to benefits under that convention will not be subject to French gift or inheritance tax, so long as the donor or decedent was not domiciled in France at the time of the transfer, and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

French Wealth Tax

        The French wealth tax does not generally apply to shares of a U.S. Holder if the holder is a resident of the United States for purposes of the Treaty.

U.S. Information Reporting and Backup Withholding Rules

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

E2. ORAs

        The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of our ORAs if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the "Treaty") and are fully eligible for benefits under the Treaty (a "U.S. holder"). You generally will be entitled to Treaty benefits in respect of our ORAs if you are:

  •
  the beneficial owner of the ORAs (and the coupon payments with respect thereto);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

  •
  not also a resident of France for French tax purposes; and

  •
  not subject to an anti-treaty shopping article that applies in limited circumstances.

        Special rules apply to pension funds and certain other tax-exempt investors.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with ORAs that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of our voting stock or 10% or more of our outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

        This summary does not discuss the treatment of ORAs that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

        You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of ORAs in the light of your particular circumstances, including the effect of any state, local or other national laws.

E.2.1 French Tax Considerations

Taxation of Coupon Payments

        Coupon payments on the ORAs made to a U.S. holder will be exempt from French income or withholding tax, provided that the ORAs are not attributable either to a permanent establishment situated in France through which the U.S. holder carries on business or to any fixed base situated in France from which the U.S. holder performs independent personal services in France.

Taxation of Capital Gains

        A disposition of the ORAs by a U.S. holder, including the repayment of the principal of the ORAs in shares of common stock, generally will not be subject to French capital gains tax. However, such a disposition may in certain circumstances be subject to French capital gains tax if the ORAs form part of the business property of a permanent establishment situated in France or pertain to a fixed base in France available to the U.S. holder.

Stamp Duty

        Holders of ORAs who are not residents of France for French tax purposes generally will be exempt from French stamp duty.

E.2.2 United States Tax Considerations

Characterization of ORAs

        In the opinion of U.S. counsel to the Company, Cleary, Gottlieb, Steen & Hamilton, the ORAs will constitute equity of the Company for U.S. federal income tax purposes. However, an opinion of counsel is not binding upon the Internal Revenue Service, which may seek to analyse the ORAs as debt or in some other manner that is unfavourable to holders of the ORAs. The remainder of the discussion under "United States Tax Considerations" assumes that the ORAs will be treated as an equity interest in the Company.

Treatment of Coupon Payments

        The coupon payments of the ORAs will be treated as foreign source dividend income to a U.S. holder in the year received to the extent paid out of the Company's current or accumulated earnings and profits, as determined for U.S. tax purposes. Such dividends will not be eligible for the dividends received deduction allowed with respect to certain dividends paid by domestic corporations. Amounts paid in euros will be includible in the income of such a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the holder. If the U.S. holder converts the euros into dollars on the day it receives them, it generally will not be required to recognise foreign currency gain or loss in respect of such dividend income.

Treatment of Capital Gains

        For U.S. federal income tax purposes, gain or loss realised by you on the sale or disposition of ORAs will be capital gain or loss, and will be long-term capital gain or loss if the ORAs were held for more than one year. The net amount of long-term capital gain realised by an individual generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. Your ability to offset capital losses against ordinary income is subject to limitations.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        We file reports, including annual reports on Form 20-F, with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to us. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and in Chicago, at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also review documents included as exhibits to this and previous filings at our corporate headquarters, Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne.

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

        We have significant variable rate short-term investments, long-term receivables and debt. We also have interest rate risk associated with lease obligations, as amounts due under these contracts are tied to variable interest rates. With respect to these interest rate sensitive instruments and obligations, a hypothetical 10% increase in interest rates, as of September 30, 2003 and 2002, would have a € 0.4 million and € 0.6 million, respectively, unfavourable impact on our near-term annual cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

        The Group's exposure to foreign currency risk relates primarily from British pound denominated sales and U.S. dollar denominated exposures. The Group primarily utilizes foreign exchange forward contracts to hedge these risks. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2003 and 2002 would have resulted in a € 6.9 million and € 5.2 million decrease in their market value, respectively. No amount of this decrease would have impacted earnings since the loss on these instruments would have been offset by an equal gain on the underlying exposure being hedged.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable

ITEM 15.    CONTROLS AND PROCEDURES

        We carried out an evaluation under the supervision and with the participation of our management, including the Management Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer of the Management Company concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

ITEM 16.    OTHER

A.    AUDIT COMMITTEE FINANCIAL EXPERT

        See Item 10, Section B.2—"The Supervisory Board".

B.    CODE OF ETHICS

        The Group applies the "Standards of Business Conduct" required by The Walt Disney Company to its Chairman and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer. These standards include guidelines on both ethical and legal business conduct. We are currently in the process of adapting this code for future application to all of our employees. A copy of this document can be found on the TWDC internet site at www.disney.com.

C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fees incurred for the Consolidated and Statutory audits of the Group were:

	Years ended September 30,
(€ in thousands)
	2003	2002
PricewaterhouseCoopers Audit(1)	894.1	594.6
Caderas Martin(2)	65.0	42.0

Total	959.1	636.6

(1)
Includes € 120,000 and € 115,000 of audit fees for fiscal years 2003 and 2002, respectively, related to the Financing Companies and Management Company audits which are contractually re-invoiced to the Group.

(2)
In fiscal year 2002, the mandate for the second statutory auditor was with François Martin personally. In Fiscal year 2003, this mandate was transferred to the firm Caderas Martin.

  Audit Related Fees

        During fiscal year 2003, € 275,000 of audit-related fees were incurred in connection with financial covenant compliance related issues.

        No other non-audit services were provided by the Statutory Auditors during the two years ended September 30, 2003.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Please see Item 19—"Financial Statements and Exhibits" for a list of all financial statements filed as part of this Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

        Not applicable

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

A.    FINANCIAL STATEMENTS

        We are filing the following financial statements, together with the report of PricewaterhouseCoopers Audit related to the statements, as part of this Annual Report:

Report of Independent Accountants
Consolidated Statements of Income for the Years Ended September 30, 2003, 2002 and 2001
Consolidated Balance Sheets at September 30, 2003 and 2002
Consolidated Statements of Cash Flows for the Years Ended September 30, 2003, 2002 and 2001
Notes to the Consolidated Financial Statements
B. EXHIBITS
4.1	Letter relating to Request for Derogation dated October 17, 2003, from Euro Disney to the various creditors named therein (translation from French)
4.2	Letter dated October 23, 2003, from the Caisse des Dépôts et Consignations (translation from French)
4.3	Letter dated October 29, 2003, from BNP Paribas (translation from French)
4.4	Letter dated October 31, 2003, from Crédit Agricole Indosuez (translation from French)
4.5	Letter authorizing new line of Credit Agreement for Additional Credit Facility with TWDC dated November 3, 2003
4.6	Letter relating to Request for Derogation dated March 5, 2004, from Euro Disney to the various creditors named therein (translation from French)
4.7	Letter dated March 16, 2004, from the Caisse des Dépôts et Consignations (translation from French)
4.8	E-mail dated March 19, 2004, from BNP Paribas (translation from French)
4.9	E-mail dated March 19, 2004, from Crédit Agricole Indosuez (translation from French)
4.10	Letter authorizing new line of Credit Agreement for Additional Credit Facility with TWDC dated March 25, 2004.
12.1	Chairman and Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Chairman and Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 1, 2004

EURO DISNEY S.C.A.
By:	/s/ ANDRÉ LACROIX André Lacroix The Management Company, Euro Disney S.A. Chairman of the Board and Chief Executive Officer

Report of Independent Accountants

        To the Shareholders of Euro Disney S.C.A.:

        We have audited the accompanying consolidated balance sheets of Euro Disney S.C.A. and its subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of income and of cash flows for each of the three fiscal years in the period ended September 30, 2003, all expressed in euros and prepared in conformity with accounting principles generally accepted in France. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Disney S.C.A. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in France.

        Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

        The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. We draw your attention to the significant uncertainty described in Note 1-3, which raises substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1-3 and Note 28. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for costs associated with major renovations effective October 1, 2002.

        As discussed in Note 2 to the consolidated financial statements, the Group changed the estimated useful lives of certain of its long-lived assets effective October 1, 2001.

PricewaterhouseCoopers Audit

Jean-Christophe Georghiou

Paris, France
November 14, 2003, except for Note 28, for which the date is March 24, 2004.

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Year ended September 30,
(€ in millions)
	Notes(1)	2003	2002	2001
Revenues	17	1,053.1	1,076.0	1,005.2
Costs and Expenses	18	(920.7)	(900.3)	(820.0)

Income before Lease and Financial Charges		132.4	175.7	185.2
Lease rental expense	24	(193.8)	(188.8)	(185.8)
Financial income		49.0	59.1	89.8
Financial expense		(55.5)	(41.1)	(51.5)

		(200.3)	(170.8)	(147.5)
Income before Exceptional Items		(67.9)	4.9	37.7
Exceptional income/(loss), net	19	11.9	(38.0)	(7.2)

Net Income (loss)		(56.0)	(33.1)	30.5

Average number of common shares outstanding (in millions)	10	1,056	1,056	1,056

Earnings per Share and Diluted Earnings per Share (€)	2	(0.05)	(0.03)	0.03

(1)
See Notes to Consolidated Financial Statements.

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		September 30,
(€ in millions)
	Notes(1)	2003	2002
Fixed Assets
Intangible assets		57.6	61.7
Tangible assets	3	928.0	1,004.3
Financial Assets	4	1,332.2	1,323.5

		2,317.8	2,389.5
Current Assets
Inventories	5	41.8	38.7
Accounts receivable:
Trade	6	76.9	100.6
Other	7	45.9	70.7
Short-term investments	8	34.9	14.2
Cash		11.2	8.2

		210.7	232.4
Deferred Charges	9	55.1	86.7

Total Assets		2,583.6	2,708.6

Shareholders' Equity
Share capital	10	802.5	804.9
Share premium	10	291.4	289.0
Retained earnings	10	(9.5)	150.9

		1,084.4	1,244.8
Quasi-Equity	11	152.8	152.8
Provisions for Risks and Charges	12	120.1	35.5
Borrowings	13	867.5	821.3
Current Liabilities
Payable to related companies	14	56.9	82.5
Accounts payable and accrued liabilities	15	214.3	277.0

		271.2	359.5
Deferred Revenues	16	87.6	94.7

Total Shareholders' Equity and Liabilities		2,583.6	2,708.6

(1)
See Notes to Consolidated Financial Statements.

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended September 30,
(€ in millions)
	Notes(1)	2003	2002	2001
Net Income (loss)		(56.0)	(33.1)	30.5
Operating Items Not Requiring Cash Outlays:
Depreciation and amortization	18	65.6	64.0	54.0
Loan repayments received from Financing Companies and Other		41.5	42.0	41.7
Changes in:
Receivables		48.6	28.0	2.4
Inventories		(3.1)	(1.7)	(0.9)
Payables and other accrued liabilities		(8.5)	(50.5)	15.9

Cash Flows from Operating Activities		88.1	48.7	143.6

Proceeds from the sale of fixed assets		45.4	1.4	—
Capital expenditures for tangible and intangible assets	3	(72.9)	(262.5)	(205.4)
Increase in deferred charges		—	(10.5)	(12.0)
Other		(1.3)	1.9	—

Cash Flows used in Investing Activities		(28.8)	(269.7)	(217.4)

Proceeds from new borrowings	13	40.0	63.3	381.1
Repayments and repurchases of borrowings	13	(15.0)	(381.8)	(164.1)
(Increase)/Decrease in debt security deposits		(59.6)	12.4	1.5

Cash Flows used in Financing Activities		(34.6)	(306.1)	218.5

Change in cash and cash equivalents		24.7	(527.1)	144.7
Cash and cash equivalents, beginning of period		21.3	548.4	403.7

Cash and Cash Equivalents, end of period		46.0	21.3	548.4

Supplemental Cash Flow Information:
Interest paid		20.3	42.7	59.3
Lease rental expense paid, net		95.0	92.9	85.4

	September 30,
	2003	2002	2001
Reconciliation to Balance Sheet:
Cash	11.2	8.2	129.9
Short-term investments	34.9	14.2	422.9
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(1.1)	(4.4)

Cash and Cash Equivalents, end of period	46.0	21.3	548.4

(1)
See Notes to Consolidated Financial Statements.

1      DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

1-1 Description of the Business

        Euro Disney S.C.A. (the "Company") and its wholly-owned subsidiaries (collectively, the "Group") commenced operations with the official opening of the Disneyland Resort Paris on April 12, 1992 ("Opening Day"). The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the "Theme Parks"), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

        The Company, a publicly held French company, is 39% owned by indirect, wholly-owned subsidiaries of The Walt Disney Company ("TWDC") and managed by Euro Disney S.A. (the Company's Gérant), an indirect, 99%-owned subsidiary of TWDC. The General Partner is EDL Participations S.A., also an indirect, wholly-owned subsidiary of TWDC. Entities included in the fiscal year 2003 consolidated financial statements and their primary operating activities are as follows:

Company	% of Control and Ownership	Primary Operating Activity
Euro Disney S.C.A.	Parent	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	99.9	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities (see terms defined below)
EDL Services S.A.	99.8	Management company of the Phase IB Financing Companies (see terms defined below)
EDL Hôtels Participations S.A.	99.9	General Partner of EDL Hôtels S.C.A., ED Resort S.C.A. and ED Resort Services S.C.A.
Euro Disney Vacances S.A.	99.9	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy
Euro Disney Vacaciones S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A. (company currently inactive)
Val d'Europe Promotion S.A.	99.8	Real estate developer
S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions
ED Spectacles S.A.R.L.	100.0	Operator of Buffalo Bill's Wild West Show
Débit de Tabac S.N.C.	100.0	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L.	50.0	Joint venture created with Groupe Flo to negociate food purchasing contracts
ED Resort S.C.A.	99.9	Company currently inactive
ED Resort Services S.C.A.	99.9	Company currently inactive
ED Finances 1 S.N.C.	100.0	Company currently inactive
ED Finances 2 S.N.C.	100.0	Company currently inactive
ED Finances 3 S.N.C.	100.0	Company currently inactive
ED Finances 4 S.N.C.	100.0	Company currently inactive

        During fiscal year 2003, the Group subscribed for 50% of the shares of an entity created jointly with the Pierre & Vacances Group, "Les Villages Nature du Val d'Europe S.A.R.L.", aimed at establishing feasibility studies for a new concept in tourism, which consists of "nature villages", providing guests with a resort that focuses on relaxation, environmental activities, sport and leisure.

1-2 Disneyland Resort Paris Financing

        The Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

        In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the "Phase IA Financing Company") for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements. Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.N.C. ("EDA SNC"), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company. The Group has no ownership interest in the Phase IA Financing Company or EDA SNC.

Phase IB

        In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the "Phase IB Facilities"). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the "Phase IB Financing Companies") and are being leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in the Phase IB Financing Companies.

        Hereafter, reference to the "Phase I SNCs" includes the Phase IA Financing Company and the Phase IB Financing Companies.

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

        Hereafter, reference to the "Financing Companies" includes the Phase IA Financing Company, the Phase IB Financing Companies, EDA SNC and Centre de Congrès Newport S.A.S.

1-3 Financial Negotiations

        On November 3, 2003, the Group obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in certain security deposit requirements. The waivers are subject to compliance with certain conditions which are under the control of the Group. The purpose of this agreement is to give management, the lenders and TWDC time to find resolution regarding the Group's financial situation. Absent such a timely resolution, the waivers would expire and management believes the Group would then be unable to meet all of its debt obligations.

        In addition, TWDC agreed to provide the Group a new € 45 million subordinated credit facility, which can be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility provided by TWDC is fully drawn. If amounts were drawn, repayment would be subject to the Group's meeting certain financial thresholds or to the prior repayment of all of the Group's existing debt to its lenders. The agreement has limitations on the Group's ability to draw funds if the Resort were to suffer the material effects of a natural disaster or other calamity.

        The Group's management believes that the waivers will allow time for the parties to develop a mutually acceptable resolution to the Group's future financing needs. Also see Note 28—"Subsequent Event."

2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

        The Group's consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlement no 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board).

        The Group, in preparing the consolidated financial statements has used the going-concern assumption based on management's belief that it is in the best interest of all stakeholders, including its lenders and TWDC, to successfully resolve the Group's financial situation. This resolution would likely include modifying the Group's existing obligations and obtaining additional financing. If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003.

Principles of Consolidation and Use of Estimates

        The Group's consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts presented in the financial statements and footnotes thereto. Actual results could differ from those estimates. Certain reclassifications to the 2002 and 2001 comparative amounts have been made to conform to the 2003 presentation.

Accounting Changes

        The new accounting standard relating to liabilities (Règlement CRC no 2000-06 dated December 7, 2000) became effective October 1, 2002. As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures. Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortized over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations. The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million. As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortization expenses of € 8.2 million related to renovation expenditures deferred in the past but which were charged against retained earnings.

Revenue Recognition

        The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow. The Group records revenues for the Resort Segment as the related service is provided to guests. In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts. In the Real Estate Development Segment, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Leased Assets

        The Group leases a significant portion of its operating assets. Pursuant to options available under French accounting principles, the Group accounts for these transactions as operating leases.

Fixed Assets

        Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost. Amortization is computed on the straight-line method over periods ranging from two to twenty years. Tangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Secondary infrastructure	40 years
Buildings	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

        Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Group's borrowings. Projects under development are capitalised at the point technical and economic feasibility has been established.

        Effective October 1, 2001, the Group revised the estimated useful lives of certain long-lived assets in the secondary infrastructure and buildings categories. This revision was based upon a full review of the existing asset base in light of the operating experience to date of the Group and the intended use of the asset. Management believes the revised estimated useful lives more appropriately reflect its financial results by allocating the costs of these assets over a useful life that more closely conforms to their intended use and with practices prevalent in the industry. These changes impacted depreciation expense prospectively and had the impact of decreasing both fiscal year 2002 and 2003 depreciation expense by approximately € 5.7 million.

Inventories

        Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Income Taxes

        The Group files a consolidated tax return. The Group provides for deferred income taxes on temporary differences between financial and tax reporting. The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse.

Debt Issue Costs

        Direct costs of the issuance of debt are capitalised and amortized on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro rata amount of the unamortized issue costs is expensed and included as part of the gain or loss resulting from the transaction.

Pension and Retirement Benefits

        Contributions to state funded retirement plans and the Group's supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans. Retirement indemnities paid under the Group's collective bargaining agreement are expensed as paid. The future commitment with respect to these indemnities is disclosed in Note 25.

Risk Management Contracts

        In the normal course of business, the Group employs a variety of off-balance-sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward, and option contracts. The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognizes the gain or loss on the designated hedging financial instruments. The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortized over the remaining original term of the instruments. Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

        Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are deferred as translation adjustments. Provision is made for all unrealized exchange losses to the extent not hedged.

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

Recent Accounting Pronouncement

        Pursuant to the provisions of the Financial Security Law (Loi de Sécurité Financière) enacted in France on August 2, 2003, certain special purpose entities controlled by the Group may have to be consolidated even in the absence of direct investment in the entities. This new law will be first applicable to the Group in fiscal year 2004. Management is currently in the process of analysing the potential impact of this change on the Group's consolidation with respect to the currently unconsolidated Financing Companies.

3      TANGIBLE ASSETS

(€ in millions)	Sept. 30, 2002	Additions	Deductions	Transfers/ Adjustments	Sept. 30, 2003
Land and secondary infrastructure	352.7	0.3	(9.1)	2.0	345.9
Buildings	571.1	0.1	(38.3)	10.3	543.2
Leasehold improvements, furniture, fixtures and equipment	395.6	0.4	(13.2)	10.9	393.7
Construction in progress	35.1	23.5	(0.7)	(35.9)	22.0

Sub-total	1,354.5	24.3	(61.3)	(12.7)	1,304.8
Accumulated depreciation	(350.2)	(53.4)	26.7	0.1	(376.8)

	1,004.3				928.0

        Fixed assets with a net book value of approximately € 300 million at September 30, 2003, are either mortgaged or pledged as security under loan agreements including the Disneyland Hotel and the Davy Crockett Ranch. In fiscal years 2003 and 2002, interest capitalised on assets during their construction period amounted to € 0 million and € 9.2 million, respectively.

4      FINANCIAL ASSETS

	September 30,
(€ in millions)
	2003	2002
Phase IA Financing Company loans receivable (a)	886.4	926.9
Phase IB Financing Companies loans receivable (b)	346.6	358.3
Other (c)	99.2	38.3

	1,332.2	1,323.5

(a)	Phase IA Financing Company loans receivable
Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided long-term subordinated loans of € 1,010.1 million to the Phase IA Financing Company. The loans bear interest at EURIBOR. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance has been temporarily reduced and will return to the contractual rate beginning in fiscal year 2004. In addition, effective October 1st, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loans, including an acceleration of the principal reimbursement schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loans for fiscal years 2003 and 2002 were 3.37% and 4.12%, respectively. Principal repayments commenced in fiscal year 1998 and will continue through fiscal year 2013. Principal repayments in fiscal years 2003 and 2002 were € 40.5 million and € 31.6 million, respectively. Scheduled principal repayments in fiscal year 2004 are € 52.3 million. Under the new lease structure established in 1994 (see Notes 1-2 and 24-1), these long-term subordinated loans are pledged as security.
(b)	Phase IB Financing Companies loans receivable
Pursuant to the original Phase IB financing agreements and the 1994 financial restructuring, EDL Hôtels S.C.A. provided long-term subordinated loans of € 390.4 million to the Phase IB Financing Companies. The loans bear interest at a fixed rate of 6%. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced to 4% and will return, beginning in fiscal year 2004, to the contractual rate. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2016. Principal repayments in fiscal years 2003 and 2002 were € 11.6 million and € 9.5 million, respectively. Scheduled principal repayments in fiscal year 2004 are € 14.9 million.

(c)	Other
Other consists primarily of long-term bank guarantee deposits. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Group is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Group have been satisfied. The contractual amount of the security deposits are currently calculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months. Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million.

5      INVENTORIES

        Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 2.5 million and € 1.9 million at September 30, 2003 and 2002, respectively.

6      TRADE ACCOUNTS RECEIVABLE

        Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees. As of September 30, 2003 and 2002, the reserve for potentially uncollectible accounts was € 2.2 million and € 3.0 million, respectively. As of September 30, 2003 and 2002, trade receivables included long-term receivables amounting to € 3.6 million and € 3.5 million, respectively.

7      OTHER ACCOUNTS RECEIVABLE

	September 30,
(€ in millions)
	2003	2002
VAT	27.7	37.6
Other	18.2	33.1

	45.9	70.7

        Other includes advance payments to vendors and miscellaneous non-trade receivables.

        All amounts are due within one year.

8      SHORT-TERM INVESTMENTS

        Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2003 and 2002.

9      DEFERRED CHARGES

	September 30,
(€ in millions)
	2003	2002
Financial contributions to public infrastructure (a)	51.9	56.2
Other (b)	3.2	30.5

	55.1	86.7

(a)	Financial contributions to public infrastructure
Consist primarily of a payment of € 34.3 million made by the Group to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortized over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts relate to various financial contributions to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems, including € 22.5 million of charges borne by the Department of Seine-et-Marne, and for which the Group provided a guarantee. See Note 12 regarding the guarantee obligation. These amounts are being amortized over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortization of € 33.3 million and € 29.1 million at September 30, 2003 and 2002, respectively.
(b)	Other
As of October 1, 2002, the Group adopted new accounting rules for major renovation expenditures (See Note 2). As a result, € 27.1 million of unamortized deferred charges for major fixed asset renovation expenditures as of September 30, 2002 were charged to equity as of October 1, 2002.

10    QUASI SHAREHOLDERS' EQUITY

		(€ in millions)
	Number of Shares (in thousands)	Share Capital	Share Premium	Retained Earnings/ (Deficit)
Balance at September 30, 2000	1,055,772	804.8	288.9	153.8

Issuance of new shares	15	—	—	—
Allocation to General Partner				(0.2)
Net income				30.5

Balance at September 30, 2001	1,055,787	804.8	288.9	184.2

Issuance of new shares	151	0.1	0.1	—
Allocation to General Partner				(0.2)
Net income				(33.1)

Balance at September 30, 2002	1,055,938	804.9	289.0	150.9

Change in nominal amount per share	—	(2.4)	2.4	—
Cumulative effect of change in accounting principle	—	—	—	(104.4)
Net loss				(56.0)

Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)

    •    Number of shares

  The number of shares above represent the Company's issued, outstanding and fully paid shares, at the respective dates.

    •    Share capital and share premium

  The Company's existing share capital as of September 30, 2002 was rounded from a nominal amount per share of € 0.7622451.... to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to the share premium in accordance with Resolution 12 of the Combined General Shareholder's Meeting held on May 5, 2003.

    •    Retained earnings

  At September 30, 2003, 2002, and 2001, the Company's retained earnings include a legal reserve of € 16.9 million, which is not available for distribution. As of October 1, 2002, the Group adopted new accounting rules for major renovation expenditures (See Note 2).

  Warrants

        As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company's common stock at a price of € 6.10 for every three warrants held. The warrants have a term of ten years and may be exercised until July 2004.

11    QUASI-EQUITY

        As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares ("ORAs") with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term. Upon maturity on July 11, 2004, each ORA will be redeemable by the issuance of 10.691 shares of the Company's common stock.

12    PROVISIONS FOR RISKS AND CHARGES

(€ in millions)	Sept. 30, 2002	Additions	Reversals	Sept. 30, 2003
Provisions for major fixed asset renovations(a)	—	97.3	(11.7)	85.6
Other provisions(b)	35.5	6.2	(7.2)	34.5

	35.5	103.5	(18.9)	120.1

(a)
Provision for major fixed asset renovations

  Effective October 1, 2002, the Group adopted new accounting rules related to major fixed asset renovations (see Note 2). The provision for major fixed asset renovations represents a pro-rata portion of estimated future renovation expenditures based upon the renovation cycle of each asset group. Fiscal year additions included the opening provision as of October 1, 2002 of € 77.3 million, which was charged to equity and € 20 million related to fiscal year 2003 provisions. Fiscal year 2003 reversals represented the cost of major asset renovations completed during the year.

(b)
Other provisions

  At September 30, 2003 and 2002, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Department of Seine et Marne. Under the terms of the guarantee, the Group must reimburse the Department of Seine et Marne, following the final determination in June 2004 of the extent to which certain taxes collected by the department are not sufficient to reimburse the Departments investment in certain public infrastructure that was put into service prior to the Opening Day of Disneyland Resort Paris. See Note 9 regarding the deferred charges for the public infrastructure costs.

13    BORROWINGS

	September 30,
(€ in millions)
	2003	2002
CDC Phase I loans(a)	168.9	168.9
CDC Walt Disney Studios Park loans(b)	381.1	381.1
Phase IA credit facility(c)	114.1	122.1
Phase IB credit facility(d)	24.3	26.0
TWDC Line of Credit(e)	102.5	62.5
Other	15.5	20.8

	806.4	781.4
Accrued interest	61.1	39.9

	867.5	821.3

(a)
Caisse des Dépôts et Consignations ("CDC") Phase I loans

  Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC € 40.6 million senior debt and € 128.3 million subordinated debt. The senior debt is secured by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is unsecured. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and extend the final maturity date from fiscal year 2015 to fiscal year 2024. At September 30, 2003 and 2002, accrued interest related to these loans was € 8.0 million.

(b)
CDC Walt Disney Studios Park loans

  On September 30, 1999, the Company executed a credit agreement with the CDC to provide € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans were fully drawn during fiscal year 2001 in connection with the construction of Walt Disney Studios Park. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.13% as of September 30, 2003) or 5.15%, whichever is greater. The timing of interest payments depends on the amount of the Company's surpluses in cash and short-term investments at each scheduled annual repayment date. The annual interest payments due as of December 31, 2001 and 2002 in the total amount of € 34.2 million have been deferred in accordance with the provisions of the loans. At September 30, 2003, accrued interest related to these loans was € 51.1 million, including the above described deferred amount. At September 30, 2002, accrued interest related to these loans was € 29.9 million.

(c)
Phase IA credit facility

  Pursuant to the original credit agreement with a syndicate of international banks and the 1994 financial restructuring, the Company borrowed € 148.6 million under the Phase IA credit facility. The obligations under this credit facility are secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. Principal repayments commenced in fiscal year 2000 with final repayment in fiscal year 2009. From October 1, 1996 to September 30, 2003, the loans bore interest at EURIBOR plus 1.28% (3.41% at September 30, 2003). From October 1, 2003, the margin has been decreased and the applicable rate is EURIBOR plus 1%.

(d)
Phase IB credit facility

  Pursuant to the original credit agreement with a syndicate of international banks and the 1994 financial restructuring, EDL Hôtels S.C.A. borrowed € 29.7 million under the Phase IB credit facility. The obligations under this credit facility are secured by the Phase IB Facilities. Principal repayments commenced in fiscal year 1998 with final repayment in fiscal year 2012. From October 1, 1997 to September 30, 2003, the loans bore interest at EURIBOR plus 1.33% (3.46% at September 30, 2003). From October 1, 2003, the margin has been decreased and the applicable rate is EURIBOR plus 1%.

(e)
TWDC Line of Credit

  As part of the 1994 financial restructuring, TWDC made available, until June 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (2.13% as of September 30, 2003). Also See Note 28 "Subsequent Event."

Debt Covenants

        The Group's debt agreements include covenants between the Group and the lenders. These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds. In November 2003, the lenders agreed to waive, effective through March 31, 2004, certain of these covenants (see Note 1-3). In March 2004, this waiver was extended to May 31, 2004 (see Note 28).

        The Group's borrowings at September 30, 2003 have the following scheduled maturities:

(€ in millions)
2004(1)	128.4
2005	31.7
2006	16.1
2007	19.7
2008	22.8
Thereafter	587.7

806.4

(1)
Includes the September 30, 2003 balance outstanding on the TWDC Line of Credit of € 102.5 million.

14    PAYABLE TO RELATED COMPANIES

        Payables to related companies principally include payables to the Financing Companies for rent payable pursuant to Disneyland Park and Hotel Leases (see Note 24) and payables to wholly-owned subsidiaries of TWDC for royalties and management fees (see Note 18) and other costs associated with the operation of the Resort and with the construction of Walt Disney Studios Park. All amounts are due within one year.

15    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,
(€ in millions)
	2003	2002
Suppliers	113.8	181.5
Payroll and employee benefits	64.5	56.2
VAT	9.7	6.3
Other	26.3	33.0

	214.3	277.0

        As of September 30, 2003, payable and accrued liabilities included non-current payables amounting to € 0.6 million. As of September 30, 2002 all amounts were due within one year.

16    DEFERRED REVENUES

        Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as guests invoiced in advance of their visit.

        The Group's deferred revenues as of September 30, 2003 have the following scheduled revenue recognition:

(€ in millions)
2004	38.3
2005	4.2
2006	3.9
2007	2.8
2008	2.6
Thereafter	35.8

87.6

17    REPORTED SEGMENTS

        The Group has two reportable segments: Resort Activities, which includes the operations of the Theme Parks, Hotels and Disney Village, and Real Estate Development Activities. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items. The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The accounting policies of these segments are the same as those described in Note 2 "Summary of Significant Accounting Policies".

        The table below presents information about reported segments for fiscal years 2003, 2002, and 2001:

	Year ended September 30,
(€ in millions)
	2003	2002	2001
Segment Revenues
Resort activities	1,029.5	1,048.7	968.0
Real estate development activities	23.6	27.3	37.2

Total	1,053.1	1,076.0	1,005.2

Segment Costs and Expenses
Resort activities	(907.4)	(885.1)	(806.6)
Real estate development activities	(13.3)	(15.2)	(13.4)

Total Costs and Expenses	(920.7)	(900.3)	(820.0)

Segment Income before Lease and Net Financial Charges
Resort activities	122.1	163.6	161.4
Real estate development activities	10.3	12.1	23.8

Total Income before Lease and Net Financial Charges	132.4	175.7	185.2

18    COSTS AND EXPENSES

	Year ended September 30,
(€ in millions)
	2003	2002	2001
Direct operating costs(a)	645.3	613.3	548.3
Marketing and sales expenses	105.2	95.4	95.8
General and administrative expenses	96.5	92.0	90.2
Depreciation and amortization	65.6	64.1	54.0
Royalties and management fees(b)	8.1	35.5	31.7

	920.7	900.3	820.0

        Fiscal year 2003 costs and expenses were impacted by a change in accounting principle related to major fixed asset renovation expenditures (see Note 2).

(a)
Direct Operating Costs

  Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

(b)
Royalties and Management Fees

  Royalties represent primarily payments to wholly-owned indirect subsidiaries of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC. Management fees are payable to Euro Disney S.A., the Company's Gérant, as specified in the Company's by-laws. Royalties and management fees are based primarily upon operating revenues.

        In fiscal year 1999, after a five year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate. Royalties will be fully reinstated beginning in fiscal year 2004 and management fees will progressively increase through fiscal year 2018.

        On March 28, 2003, TWDC agreed to waive royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003. As a result, royalties and management fees totalled € 5.6 million and € 2.5 million, respectively, reflecting a total waiver of € 24.6 million. The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million. TWDC further agreed that fiscal year 2004 royalties and management fees will be paid on a fiscal year-end basis rather than quarterly.

19    EXCEPTIONAL INCOME (LOSS)

	Year ended September 30,
(€ in millions)
	2003	2002	2001
Pre-opening costs—Walt Disney Studios Park(a)	—	(37.2)	(5.3)
Fixed asset sales/write-offs(b)	11.6	(0.6)	(1.4)
Loss on early repurchase of 6.75% Convertible Bands(c)	—	—	(2.3)
Movements in provisions for risks and asset valuation reserves (net)	(0.5)	0.7	(0.8)
Euro implementation costs	—	(1.0)	(1.5)
Other(d)	0.8	0.1	4.1

	11.9	(38.0)	(7.2)

(a)
Pre-opening costs—Walt Disney Studios Park

  During fiscal year 2002, the Group incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park. These expenses included the costs of hiring and training employees for the Park during the pre-opening period, costs of the pre-opening advertising campaign and the media events which took place in February and March 2002.

(b)
Fixed asset sales/write-offs

  In fiscal year 2003, the Group sold three apartment developments used to provide housing to employees within close proximity to the site. The transaction generated a gain of € 11.0 million. The Group continues to operate the apartment developments under leases with the buyers.

(c)
Loss on early repurchase of 6.75% Convertible Bonds

  During fiscal years 2001 and 2000, the Group made early repurchases of a portion of its 6.75% Convertible Bonds. The exceptional losses represent the difference between the book value for the bonds on the Company's book on the date of these repurchases and the cash paid for the bonds.

(d)
Other

  The fiscal year 2001 amount included a € 2.3 million reversal of a portion of the provision for repairs necessitated by the December 26th Storm.

20    INCOME TAXES

        Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date. This rate was approximately 35.4% for fiscal years 2003 and 2002 and approximately 36.4% for fiscal year 2001. During fiscal years 2003, 2002 and 2001, no income tax was payable as no taxable income was generated by the Group. Accordingly, the Group's effective tax rate for these periods was 0%.

        At September 30, 2003, unused tax loss carryforwards were approximately € 770 million, of which, approximately € 310 million, if not utilized, will expire before fiscal year 2008. The remaining tax losses can be carried forward indefinitely; however, due to the uncertainty of the ultimate realization of these tax benefits, the Group has not recorded any deferred tax assets.

21    STOCK OPTIONS

        In 1994, the Company's shareholders approved the implementation of an employee stock option plan (the "1994 Plan") authorizing the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. Through September 30, 2003, the Company had granted a total of 7,726,863 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days. The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

        In March 1999, the Company's shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorizing the issuance of stock options for acquisition of up to 2.5% of the Company's outstanding common stock. The options granted under that plan are valid for 8 years from their issuance date. Through September 30, 2003, the Company had granted a total of 21,582,800 options, net of cancellations and exercises, under this plan.

        In May 2003, the Company's shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorizing the issuance of stock options for acquisitions of up to 2.5% of the company's outstanding common stock. The options granted under that plan are valid for 8 years from their issuance date. As of September 30, 2003, the Company had not granted any options under this plan.

        A summary of the Company's stock option activity for the years ended September 30, 2003 and 2002, is as follows:

	Number of Options	Weighted-average Exercise Price
	(in thousands)	(in €)
Balance at September 30, 2001	25,325	0.98
Options granted	9,893	1.10
Options exercised	(142)	0.81
Options cancelled	(1,729)	0.96

Balance at September 30, 2002	33,347	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(4,037)	0.96

Balance at September 30, 2003	29,310	1.02

        The following table summarizes information about stock options at September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price
€ 0.77—1.00	13,219	6	€0.80	6,496	€0.80
€ 1.01—2.00	15,460	5	€1.16	8,504	€1.21
€ 2.01—2.50	631	2	€2.32	631	€2.32

	29,310	5	€1.02	15,631	€1.09

22    FINANCIAL INSTRUMENTS

22-1 Interest rate risk management transactions

        The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense as well as lease rental expense of the Group.

        The following table summarizes the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2003 and 2002.

(€ in millions)	Underlying Borrowings
Balance at September 30, 2001	563.8
Additions	—
Maturities/Terminations	—

Balance at September 30, 2002	563.8

Additions	485.0
Maturities/Terminations	(517.1)

Balance at September 30, 2003	531.7

        During fiscal year 2001, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years expiring at or near September 30, 2003. These agreements required the Group to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments calculated based upon 3-month EURIBOR on the outstanding notional amounts.

        During fiscal year 2003, the Group entered into several interest swap agreements which became effective at or near September 30, 2003 and have a term of one year expiring at the end of fiscal year 2004. Those agreements will require the Group to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments calculated based upon 3-month or 6-month Euribor on the outstanding notional amounts.

        The total interest rate differential resulting from interest rate hedging instruments was a loss of € 9.1 million and € 5.4 million in fiscal year 2003 and fiscal year 2002, respectively. The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts. At September 30, 2003 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount would represent a loss of € 5.5 million (€ 7.4 million at September 30, 2002).

22-2 Currency risk management transactions

        The Group's exposure to foreign currency risk relates principally to variations in the value of the U.S. dollar and British pound.

        The Group's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Group enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenues and expenses.

        At September 30, 2003 and 2002, the Group had € 70.6 million and € 54.3 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options. The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts. This amount was a loss of € 0.2 million and € 0.1 million at September 30, 2003 and 2002, respectively.

22-3 Concentrations of credit risk

        Management believes no significant concentration of credit risk exists with respect to the Group's financial instruments. The Group utilizes a variety of off-balance sheet instruments for hedging purposes. At September 30, 2003 and 2002, neither the Group nor the counterparties were required to collateralize their respective obligations under the terms of these hedging contracts.

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

        The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their scheduled maturity date in November 2009. These obligations total € 263.7 million as of September 30, 2003.

        EDL Hôtels S.C.A. has guaranteed all Phase IB Financing Companies' obligations under the Phase IB credit facility and the Phase IB partner's advances until their scheduled maturity date (2016 at the latest). These obligations total € 236.1 million as of September 30, 2003.

        As part of the terms of the 1994 financial restructuring, the Company was required to pay a one-time development fee of € 182.9 million to TWDC upon the satisfaction of certain conditions, including conditions relating to the launch and financing of a second phase of development. In order to obtain the approval for the financing of Walt Disney Studios Park from the lenders, TWDC agreed to amend the terms and conditions of the development fee so that it will not be due until future events occur, including the repayment of the existing bank debt of the Company and of the CDC Walt Disney Studios Park loans and the achievement by the Group of specified cash flow levels.

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

24-1 Disneyland Park and Hotel Leases

Description

        The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special purpose financing companies. The following discussion summarizes the significant terms of each lease:

•	Disneyland Park—Phase IA Lease
Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company. Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA SNC with terms similar to the original financial lease. The Company, in turn, is subleasing Disneyland Park from EDA SNC for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA SNC. At the end of the sublease term, the Company will have the option to acquire the leasehold position of EDA SNC upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA SNC may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company's then outstanding debt. Alternatively, EDA SNC could terminate the lease, in which case EDA SNC would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA SNC.
•	Disneyland Park—Additional Capacity Attractions Lease
As part of the 1994 financial restructuring, EDA SNC purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of € 2.1 million. At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million. If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA SNC at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company will have the option of purchasing the leased assets for a nominal amount.

•	Hotel—Phase IB Facilities Leases
EDL Hôtels S.C.A. leases the Phase IB Facilities from the six Phase IB Financing Companies. The leases will terminate in February 2011. The Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies' outstanding debt.
•	Hotel—Newport Bay Club Convention Centre Lease
EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre. The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount. Annual lease payment amounts are based upon the construction costs of the asset and an interest rate of 6 month EURIBOR + 20 basis points.

Lease rental expense was € 193.8 million, € 188.8 million and 185.8 million for the years ended September 30, 2003, 2002, and 2001 respectively. The rental expense under these leases consists of the lessor's debt service payments (principal and interest), including those related to the long-term loans granted by the Group (as described in Note 4), and any operating costs (primarily property taxes) incurred by the lessor. Thus, lease rental expense fluctuates principally with the lessor's interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities' debt.

Lease Commitments

        The following table summarizes the gross amount of future minimum rental commitments (excluding operating costs) due to the Financing Companies, under non-cancellable operating leases. The future commitments calculation is based upon the following assumptions:

  •
  Average future EURIBOR of 3.5%.

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

  •
  The Company will exercise its option under Disneyland Park—Additional Capacity Attractions Lease—and will purchase the leased assets for € 213.4 million. The purchase price of the leased assets is included in the following commitment table in fiscal year 2006.

        Lease commitments as of September 30, 2003 are as follows:

	Loans granted by the Group to Lessors (see Note 4)
(€ in millions)	Lease Commitments (Gross amounts)	Interest Payments	Principal Repayments	Lease Commitments (Net amounts)
2004	220.2	(60.3)	(67.3)	92.6
2005	232.1	(56.7)	(74.7)	100.7
2006	542.3	(52.7)	(90.0)	399.6
2007	265.6	(47.9)	(101.7)	116.0
2008	281.7	(42.6)	(115.5)	123.6
Thereafter	2,003.1	(86.5)	(783.7)	1,132.9

	3,545.0	(346.7)	(1,232.9)	1,965.4

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

        The net rental commitment is thus calculated based upon the underlying debt of the Financing Companies or the related capital lease obligations, which totalled € 1,400.9 million as of September 30, 2003 and was composed of:

	September 30,
(€ in millions)
	2003	2002
CDC Phase I loans (a)	361.3	361.3
Phase IA credit facility (b)	263.7	290.8
Phase IB credit facility (c)	139.2	148.7
Phase IA partners' advances (d)	304.9	304.9
Phase IB partners' advances (e)	96.9	96.9
EDA SNC lease financing arrangement (f)	213.4	213.4
Newport Bay Club Convention Centre lease financing arrangement (f)	21.5	22.4

	1,400.9	1,438.4

(a)
CDC Phase I loans

  Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC € 86.9 million senior debt and € 274.4 million subordinated debt. The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is unsecured. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2014 to fiscal year 2024.

(b)
Phase IA credit facility

  The Phase IA credit facility consists of several tranches and is collateralized by a mortgage on Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The Company is a co-obligor on this facility with the Phase IA Financing Company. The loan bears interest at EURIBOR plus 1.03% (3.16% at September 30, 2003). Principal repayments commenced in fiscal year 2001.

(c)
Phase IB credit facility

  The Phase IB credit facility is secured by the Phase IB Facilities. The loan bears interest at EURIBOR plus 1.33% (3.46% at September 30, 2003). Principal repayments commenced in fiscal year 1998.

(d)
Phase IA partners' advances

  These advances are related to Phase IA assets and bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by 54% in both fiscal years 2003 and 2002 Principal repayments are scheduled to commence in fiscal year 2010. These advances are unsecured and subordinated to the CDC Phase I loans and the Phase IA credit facility.

(e)
Phase IB partners' advances

  These advances currently consist of two tranches, including € 18.8 million of bank borrowings, and are collateralized by Phase IB assets. The bank borrowings totalling € 18.8 million bear interest at EURIBOR plus 1.46% (3.59% at September 30, 2003). The remaining advances totalling € 78.0 million bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by approximately 35% in both fiscal years 2003 and 2002. Principal repayments are scheduled to commence in fiscal year 2006.

(f)
Lease financing arrangements

  See discussion above providing the description of these agreements.

Book value of leased assets

        As the Group accounts for these commitments as operating leases pursuant to an option in the French accounting rules, the historical cost and depreciation of the assets, and related secured indebtedness are not included in the Group's consolidated financial statements. The book value and depreciation of the assets, which are carried by the Financing Companies, are summarized as follows:

	September 30, 2003
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Lives
Intangible assets	15.6	14.2	1.4	10 years
Land and secondary infrastructure	302.6	134.3	168.3	10 to 25 years
Buildings	1,852.5	846.9	1,005.6	25 to 33 years
Leasehold improvements, furniture, fixtures and equipment	405.9	339.5	66.4	5 to 25 years

	2,576.6	1,334.9	1,241.7

        Depreciation expense using the straight-line method, as reported by the Financing Companies, was € 90.5 million and € 105.9 million, and € 122.6 million for the years ended September 30, 2003, 2002, and 2001 respectively.

        Had the Group chosen to capitalize these leases, the fiscal year 2003 net loss would have been increased by an estimated € 5.3 million and equity as of September 30, 2003 would have been reduced by an estimated € 1.1 billion.

24-2 Other Leases

        The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 27.9 million, € 27.4 million and 26.7 million for the years ended September 30, 2003, 2002 and 2001, respectively. Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2003 are as follows:

(€ in millions)
2004	14.8
2005	14.9
2006	14.0
2007	9.6
2008	8.3
Thereafter	33.5

95.1

25    Employees

        The weighted-average number of employees employed by the Group was:

	Year ended September 30,
	2003	2002	2001
Cadres	2,328	2,287	1,997
Non-cadres	9,895	10,180	9,112

	12,223	12,467	11,109

        Total employee costs for the years ended September 30, 2003, 2002 and 2001 were € 365.7 million, € 352.0 million, and € 307.0 million respectively.

        All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred. In addition, retirement indemnities are paid under the terms of the Group's collective bargaining agreement.

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

        As of September 30, 2003, the future commitment with respect to these retirement indemnities was estimated to be € 8.3 million compared to € 6.4 million as of September 30, 2002.

26    DIRECTORS' FEES

        During the years ended September 30, 2003, 2002, and 2001 fees paid to members of the Company's Supervisory Board were € 160,071, € 133,393, and € 201,995 respectively. TWDC employees are not paid for serving on the Company's Supervisory Board.

27    DISCLOSURES CONCERNING THE GROUP'S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        Euro Disney S.C.A. files an annual report on Form 20-F with the Securities and Exchange Commission ("SEC") in the United States within six months of September 30 each year. As explained in the summary of significant accounting policies, the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France ("French GAAP"). French GAAP varies in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP") particularly for leases of operating assets, which are accounted for as operating leases in accordance with one of the options allowed by French GAAP, rather than being capitalised. Additionally, in connection with the 1994 financial restructuring, the Group's computation of interest expense under French GAAP differs significantly from U.S. GAAP.

        The reconciliations of net income and equity between French and U.S. GAAP are shown below, followed by a condensed consolidated balance sheet prepared under U.S. GAAP. A description of the accounting principles which materially differ also follows:

Reconciliation of Net Loss

	Year ended September 30,
(€ in millions)
	2003	2002	2001
Net Loss, as reported under French GAAP	(56.0)	(33.1)	30.5
Lease and interest adjustments	7.2	(35.7)	(78.4)
Other	(5.6)	1.5	(2.7)

Net Loss under U.S. GAAP	(54.4)	(67.3)	(50.6)
Comprehensive Income Items:
Interest rate hedges	2.1	0.7	(8.1)

Comprehensive Loss under U.S. GAAP	(52.3)	(66.6)	(58.7)

Reconciliation of Shareholders' Equity

	September 30,
(€ in millions)
	2003	2002
Shareholders' Equity, as reported under French GAAP	1,084.3	1,244.8
Cumulative lease and interest adjustments	(1,279.8)	(1,287.0)
Effect of revaluing the ORAs and sale/leaseback transactions	178.1	178.1
Other	77.8	(23.3)

Shareholders' Equity under U.S. GAAP	60.4	112.6

Summary Balance Sheet under U.S. GAAP

	September 30,
(€ in millions)
	2003	2002
Current assets	256.9	271.3
Other assets	111.8	61.3
Fixed assets	2,578.1	2,743.9

Total Assets	2,946.8	3,076.5

Current liabilities	2,633.8	543.7
Non-current liabilities	252.6	249.2
Long-term borrowings	—	2,171.0
Shareholders' equity	60.4	112.6

Total Liabilities and Equity	2,946.8	3,076.5

Lease and interest adjustments

        The Group leases substantially all of its operating assets under various agreements. Under French GAAP, the Group has not capitalised these leases and is accounting for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities and related depreciation and interest expense are reflected in the Group's financial statements.

        Under U.S. GAAP, all interest charges relating to debt instruments whose interest rates are scheduled to change or have interest "holidays" or forgiveness periods are required to be calculated in accordance with the "effective interest method". This method calculates the estimated interest charges over the life of the debt, and allocates this amount evenly over the term of the debt using an effective yield. During fiscal years 2003 and 2002, this adjustment resulted in less interest expense under U.S. GAAP than that reported under French GAAP, as interest expense calculated using this method differs from actual interest paid.

Other Adjustments

        During fiscal year 2003, the Group adopted new accounting rules in France related to major fixed asset renovations (see Note 2). Under French GAAP, the retroactive impact of this change was recorded as a € 104.4 million charge to shareholder's equity. Under U.S. GAAP, the Group continues to defer major fixed asset renovation costs and amortizes them over a period of five years. Fiscal year 2003 other adjustments include the impact of this change.

        In addition, during fiscal year 2003, the Group sold and leased back three employee housing developments, which generated a € 11.0 million gain under French GAAP. Under U.S. GAAP, this gain will be recognised straight-line over the terms of the related leases.

Financial Instruments

        U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. For fair-value hedges in which the Company is hedging changes in an asset's, a liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash flow hedges in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gain or loss on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods during which earnings are impacted by the variability of the cash flows of the hedged items. The ineffective portion of all hedges will be recognised in current-period earnings.

        During fiscal years 2003 and 2002, the Company recorded the change in the fair value of its interest rate derivative financial instruments in comprehensive income. For foreign exchange financial derivatives, the Company recorded a loss of € 0.1 million and a gain of € 2.0 million in financial results for fiscal years 2003 and 2002, respectively, representing the change in the market value of all foreign exchange derivatives outstanding at the end of each period.

Extraordinary items

        Under French GAAP the definition of exceptional items differs significantly from the U.S. GAAP definition of extraordinary items. No exceptional items in the French GAAP Statement of Income would be classified as extraordinary or non-operating under U.S. GAAP during fiscal years 2003 and 2002.

Comprehensive Income

        Comprehensive income is a term used to define all non-owner changes in shareholders' equity. Comprehensive income is a concept not addressed by French GAAP. Under U.S. GAAP, comprehensive income includes, in addition to net income:

  •
  Net unrealized holding gains/losses arising during the period on available for sale securities

  •
  Movements in cumulative translation adjustments

  •
  SFAS 133 mark to market adjustments on derivative financial instruments as a designated hedge, and

  •
  Minimum pension liability adjustments.

        Included in other comprehensive income in fiscal years 2003 and 2002 are a gain of € 2.1 million and a gain of € 0.7 million, respectively, representing the change in value of interest rate derivatives designated as cash flow hedges.

Employee stock options

        Under U.S. GAAP, the Group follows Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). The Group has elected under the provisions of SFAS 123 to continue to measure compensation costs using the method of accounting prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees.

Earnings per share

        Under U.S. GAAP, the Group follows Statement of Financial Accounting Standards 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share ("EPS"). Basic EPS excludes all dilution and is calculated using the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        Under U.S. GAAP, basic and diluted loss per share amounts for fiscal years 2003 and 2002 were € 0.05, € 0.06, and € 0.05 respectively. As of September 30, 2003, 2002, and 2001, 159 million, 163 million, and 179 million respectively of potential shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Borrowings

Reconciliation of Borrowings

	September 30,
(€ in millions)
	2003	2002
Total Borrowings, as reported under French GAAP(1)	806.4	781.4
Unconsolidated Phase I SNCs debt and lease financing arrangements	1,400.9	1,438.4

Total Borrowings, including unconsolidated Financing Companies	2,207.3	2,219.8
U.S. GAAP adjustments to re-value lease financing arrangements and ORAs	1.6	(1.2)
Current portion of long-term borrowings(2)	(2,208.9)	(47.6)

Total Long-term Borrowings under U.S. GAAP	—	2,171.0

(1)
Borrowings, excluding accrued interest.

(2)
All borrowings have been classified as current as the Company may not be able to meet its debt obligations during fiscal year 2004 (See Note 28).

Description of Unconsolidated Phase I SNC's debt and Lease Financing Arrangements

        Under French GAAP as described in Note 24, the Group has not capitalised leases for its operating assets but has accounted for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities are reflected in the Group's balance sheet. The underlying assets associated with these leases are set out in Note 24 above. Set out below is a schedule of U.S. GAAP obligations associated with these leases:

	September 30,
(€ in millions)
	2003	2002
CDC Phase I loans (a)	361.3	361.3
Phase IA credit facility (b)	263.7	290.8
Phase IB credit facility (c)	139.2	148.7
Phase IA partners' advances (d)	304.9	304.9
Phase IB partners' advances (e)	96.9	96.9
EDA SNC lease financing arrangement (f)	213.4	213.4
Newport Bay Club Convention Centre lease financing arrangement	21.5	22.4

	1,400.9	1,438.4
Discount on EDA SNC lease financing arrangement (f)	(38.1)	(42.8)

	1,362.8	1,395.6

(a)
CDC Phase I loans

  Pursuant to the original credit agreement and the 1994 financial restructuring, the Company borrowed from the CDC € 86.9 million senior debt and € 274.4 million subordinated debt. The senior debt is secured by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is unsecured. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the interest rate to 5.15%, defer principal repayments and to extend the final maturity date from fiscal year 2014 to fiscal year 2024. At September 30, 2003 and 2002, accrued interest related to these loans was € 16.9 million.

(b)
Phase IA credit facility

  The Phase IA credit facility consists of several tranches and is collateralized by a mortgage on Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The Company is a co-obligor on this facility with the Phase IA Financing Company. The loan bears interest at EURIBOR plus 1.03% (3.16% at September 30, 2003). Principal repayments commenced in fiscal year 2001.

(c)
Phase IB credit facility

  The Phase IB credit facility is secured by the Phase IB Facilities. The loan bears interest at EURIBOR plus 1.33% (3.46% at September 30, 2003). Principal repayments commenced in fiscal year 1998.

(d)
Phase IA partners' advances

  These advances are related to Phase IA assets and bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by 54% in both fiscal years 2003 and 2002 Principal repayments are scheduled to commence in fiscal year 2010. These advances are unsecured and subordinated to the CDC Phase I loans and the Phase IA credit facility.

(e)
Phase IB partners' advances

  These advances currently consist of two tranches, including € 18.8 million of bank borrowings, and are collateralized by Phase IB assets. The bank borrowings totalling € 18.8 million bear interest at EURIBOR plus 1.46% (3.59% at September 30, 2003). The remaining advances totalling € 78.0 million bear interest at a fixed rate of 3.0%, however, pursuant to the terms of the 1994 financial restructuring, the applicable interest rate was reduced by approximately 35% in both fiscal years 2003 and 2002. Principal repayments are scheduled to commence in fiscal year 2006.

(f)
EDA SNC lease financing arrangement

  Represents the Group's obligation under Disneyland Park-Additional Capacity Attractions lease with EDA SNC (as described in Notes 1-2 and 24). Under U.S. GAAP, this transaction is considered a financing arrangement at a rate below market levels; therefore, the obligation was discounted to reflect current market rates of interest at the inception of the lease. The discounted obligation is being accreted and will arrive at its maturity value in June 2006 at which time the Group will have the option to repay the purchase price in eight equal annual installments at an annual interest rate of 1% per annum. As of September 30, 2003 and 2002, the discounted value of this obligation was € 175.3 million and € 170.6 million, respectively.

        These outstanding borrowings have the following scheduled maturities as of September 30, 2003, assuming no acceleration of debt repayments as discussed in Note 28:

(€ in millions)
2004	40.9
2005	50.9
2006	61.1
2007	101.7
2008	112.9
Thereafter	995.3

1,362.8

Bonds redeemable in shares ("ORAs")

        Under French GAAP, the ORAs were originally recorded at face value as quasi-equity. In fiscal year 1998, the carrying value of the waived ORAs was transferred to shareholders' equity, as a result of a waiver of ORA rights. In fiscal year 2000, this amount was transferred back to quasi-equity, following the reinstatement of the waived rights. Under U.S. GAAP, the ORAs were recorded at their discounted fair value upon issuance and included in the Group's outstanding borrowings. Upon maturity in 2004, these bonds will be redeemed in shares of the Company and € 38.1 million will be transferred to shareholders' equity. The difference between the discounted fair value of the ORAs at their issuance and their maturity value is being amortized to interest expense. As of September 30, 2003 and 2002, the carrying value of the ORAs included in U.S. GAAP borrowings was € 39.7 million and € 41.6 million, respectively.

Royalties and Management Fees

        The Group is party to a licensing agreement under which the Group pays royalties to an indirect wholly-owned subsidiary of TWDC. In addition, the Company is bound by the terms of its by-laws to pay management fees to Euro Disney S.A., also an indirect wholly-owned subsidiary of TWDC. As part of the 1994 financial restructuring, the terms of the licensing agreement and the terms of the Company's by-laws were modified to reduce the amounts of these fees. See Note 18(b) for a full description. Under both French and U.S. GAAP, royalties and management fees have been recorded as due in accordance with the terms of the modified contracts.

        The table below compares the total amount of the royalties and management fees recorded in the Consolidated Statements of Income to that which would have been recorded under the original terms of the modified contracts. Pro forma net loss and net loss per share reflect the loss for the periods as if the royalties and management fees had not been reduced.

	Year ended September 30,
(€ in millions, except per share data)
	2003	2002	2001
Pro-forma royalties and management fees under terms of the original contracts	107.3	111.9	103.4
Reduction due to 1994 financial restructuring	(74.6)	(77.2)	(71.7)
Reduction due to 2003 waiver	(24.6)	—	—
Royalties and management fees recorded	8.1	34.7	31.7

Pro-forma U.S. GAAP Net Loss	(153.6)	(144.5)	(122.3)

Pro-forma U.S. GAAP Net Loss Per Share (in €)	(0.15)	(0.14)	(0.12)

28    SUBSEQUENT EVENTS

        As described in Note 1-3, the Group had obtained waivers from its lenders, effective through March 31, 2004, with respect to certain financial covenants and other obligations, including a reduction in debt deposit requirements. On March 22, 2004, the Group announced that it had reached an agreement with its lenders and TWDC to extend until May 31, 2004 the previous waiver agreement, whereby the lenders had agreed to forgo until March 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain security deposit requirements.

        The purpose of this extension is to allow the various stakeholders more time to reach a mutually acceptable resolution to the Group's financial situation. Absent a resolution prior to the expiration of the extension period, the Group would be unable to meet all of its debt obligations.

        In connection with this extension, the Group has agreed to put on deposit fore the benefit of its senior lenders an additional € 40 million payable before April 20, 2004, bringing its total security deposit to € 100 million. The Group has also agreed not to allow the outstanding balance of its € 167.7 million standby facility with TWDC to fall below the current outstanding amount of € 110 million during the extension period. TWDC has agreed to provide a new € 25 million subordinated credit facility through May 31, 2004, on the same terms and in place of its undrawn € 45 million subordinated credit facility, which expired on March 31, 2004.