Form 20-F
period 2004-09-30
EURO DISNEY S C A
filed 2005-01-14
CIK 924284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

Commission file number 33-79548

Euro Disney S.C.A.

(Exact name of registrant as specified in its charter)

N/A	Republic of France
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Immeubles Administratifs

Route Nationale 34

77700 Chessy

France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of Common Stock par value € 0.01	Euronext Paris, London Stock Exchange, SEAQ International, Brussels Stock Exchange

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,082,680,292 shares of common stock, par value € 0.01.

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

TABLE OF CONTENTS

PART I
PRESENTATION OF INFORMATION AND ACCOUNTING PRINCIPLES

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.	KEY INFORMATION

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.	FINANCIAL INFORMATION

ITEM 9.	THE OFFER AND LISTING

ITEM 10.	ADDITIONAL INFORMATION

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16

OTHER

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18	NA

ITEM 19.	FINANCIAL STATEMENTS AND EXHIBITS

PART I

PRESENTATION OF INFORMATION AND ACCOUNTING PRINCIPLES

Euro Disney S.C.A. (the “Company”), including its subsidiaries and consolidated financing companies (together, the “Group”), publishes its consolidated financial statements (“Consolidated Financial Statements”) in euros. All currency amounts in this annual report on Form 20-F (“Annual Report”) are expressed in euros.

The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).  Unless otherwise specified, all financial information presented in this Annual Report has been derived from or based on the Consolidated Financial Statements.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to the Group’s consolidated results of operations and financial position, See Notes 2 and 30 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

The Company’s fiscal year begins on October 1 of a given year and ends on September 30 of the following year.  References in this annual report to a numbered fiscal year are to the twelve-month period ended on September 30 of the calendar year that bears such number (so that, for example, fiscal year 2004 is the fiscal year that ends on September 30, 2004).

In September 2004, the Company reached agreement with its lenders and The Walt Disney Company (“TWDC”) on a comprehensive restructuring (the “Restructuring”) of the Group’s financial obligations, intended to provide new cash resources, to reduce or defer cash payment obligations and to provide flexibility for investment and development.  The Restructuring is subject to certain conditions, including the completion of a share capital increase in an amount of at least €250 million (the “Share Capital Increase”).  If the conditions are not met by March 31, 2005, and the Company does not successfully negotiate an alternative arrangement during the subsequent thirty days, most of the provisions of the Restructuring will become null and void, in which case the Company will not be able to meet its financial obligations.  The Restructuring is described in detail under Item 5, “Operating and Financial Review and Prospects – 2004 Financial Restructuring.”

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.            SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

The following table sets forth the Group’s selected consolidated financial data for the five-year period ended September 30, 2004.  This table is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto included in Item 17 “Financial Statements” and Item 5 “Operating and Financial Review and Prospects”.

(€ in millions, except per share data)	2004(1)		Pro-Forma 2003(1)	As-reported Year Ended September 30,
				2003		2002	2001	2000
Income Statement Data:

In accordance with French GAAP:
Segment Revenues
Resort activities	1,036.2		1,023.2	1,023.9		1,043.9	964.3	940.7
Real estate development activities	11.8		23.6	23.6		27.3	37.2	14.5
Total Revenues	1,048.0		1,046.8	1,047.5		1,071.2	1,001.5	955.2

Income (loss) before lease and financial charges	(23.9)		32.1	132.4	(3)	175.7	185.2	175.8
Income (loss) before exceptional items	(129.6)		(79.1)	(67.9)		4.9	37.7	37.5
Exceptional income (loss)	(22.3)		12.0	11.9		(38.0)	(7.2)	1.2
Minority interests	6.7		8.8	—		—	—	—
Net income (loss)	(145.2)		(58.3)	(56.0	)(3)	(33.1)	30.5	38.7

In accordance with U.S. GAAP:
Revenues	1,049.4		—	1,053.4		1,078.3	1,002.9	960.7
Net loss	(77.5	)(2)	—	(54.4)		(67.3)	(50.6)	(66.2)
Net loss per share (in €)(4)	(0.07)		—	(0.05)		(0.06)	(0.05)	(0.07)

			As-reported Year Ended September 30,
(€ in millions, except per share data)	2004		2003	2002	2001	2000
Pro-Forma U.S. GAAP net loss (5)	(130.0)	—	(153.6)	(144.5)	(122.3)	(135.7)

Pro-Forma net loss per share (in €) (5)	(0.12)	—	(0.15)	(0.14)	(0.12)	(0.14)

(€ in millions)	2004(1)		Pro- Forma 2003(1)
				As-reported September 30,
				2003	2002	2001	2000
Balance Sheet Data:

In accordance with French GAAP:
Total assets	2,876.6		2,954.4	2,583.6	2,708.6	3,106.1	2,793.8
Borrowings	2,052.8	(6)	2,448.4	867.5	821.3	1,141.2	916.8
Equity and quasi-equity	(59.9)		85.6	1,237.2	1,397.6	1,430.7	1,400.3
Minority interests	339.6	(6)	(41.3)	—	—	—	—

In accordance with U.S. GAAP:
Total assets	2,906.6		—	2,946.8	3,076.5	3,539.0	3,318.8
Borrowings (Current and Long-term)(7)	1,950.0		—	2,208.9	2,218.6	2,565.1	2,349.8
Shareholders’ equity	(48.7)		—	60.4	112.6	179.7	238.1

Common Shares Outstanding (in millions)	1,082.7		—	1,055.9	1,055.9	1,055.8	1,055.8

Certain reclassifications have been made to the prior years comparative amounts in order to conform to the 2004 presentation.

(1)              Effective October 1, 2003, the Group adopted new accounting rules mandated in France with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group (See Item 4.C.2 “Financing Companies”).  To enhance comparability, fiscal year 2003 French GAAP figures are presented on a pro-forma basis as if this change in accounting principle was in effect during all of fiscal year 2003.  (See Item 5 “Operating and Financial Review and Prospects” — Section B “Results of Operations”).

(2)              Effective October 1, 2003 (first day of fiscal year 2004), the Group implemented FIN 46R, “Consolidation of Variable Interest Entities”.  As a result, fiscal year 2004 U.S. GAAP net loss was reduced by € 36.3 million reflecting the cumulative impact of adopting this change in accounting principle.  (See Note 30 to the Consolidated Financial Statements in Item 17 “Financial Statements).

(3)              French GAAP net loss for fiscal year 2003 includes the € 11.8 million net impact of a change in accounting principle for major fixed asset renovations and the impact of a conditional waiver of royalties and management fees for the last three quarters of the fiscal year (See Item 5 “Operating and Financial Review and Prospects” — Section B “Results of Operations”).

(4)              Per share data is based upon the weighted average number of common shares outstanding of 1,062 million, 1,056 million, 1,056 million, 1,056 million and 992 million for each of the years ended September 30, 2004, 2003, 2002, 2001 and 2000, respectively, and does not give effect to the exercise of any contingently issuable shares as they were anti-dilutive.

(5)              The Pro-Forma net loss and pro-forma net loss per share present the U.S. GAAP net loss that the Group would have had if royalties and management fees to The Walt Disney Company had not been adjusted from their original schedule for modifications agreed since the inception of the agreements (See Notes 19(b) and 30 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(6)              Effective September 30, 2004, Euro Disney Associés, one of the Group’s consolidated financing companies, was recapitalised resulting in a €384.1 million decrease in borrowings and a corresponding increase in minority interests (See Notes 11(a) and 14(f) to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(7)              As of September 30, 2004 and 2003, under U.S. GAAP all borrowings have been classified as current pending the implementation of the Group’s Restructuring. (See Note 30 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

Exchange Rates

Since the principal market for the Company’s common stock is the Euronext Paris exchange, fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar value of an investment in its common stock and dividend and other distribution payments, if any, thereon.  The following tables set forth, for each of the periods indicated, certain information related to the euro / U.S. dollar exchange rate for 2000 through 2004 based on the noon buying rates in the city of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rates”) expressed in dollars per € 1.00.  Such rates are provided solely for the convenience of the reader and are not necessarily the rates that were used to prepare the Group’s Consolidated Financial Statements nor the selected consolidated financial data included herein.

U.S. dollar per euro	Low	High
December 2004	1.32	1.36
November 2004	1.27	1.33
October 2004	1.23	1.28
September 2004	1.20	1.23
August 2004	1.20	1.24
July 2004	1.20	1.24
June 2004	1.20	1.23

U.S. dollar per euro Fiscal Year	Low	High	Average(1)	End of Period
2004	1.14	1.28	1.22	1.23
2003	0.97	1.19	1.09	1.16
2002	0.86	1.02	0.92	0.99
2001	0.83	0.95	0.88	0.91
2000	0.85	1.09	0.95	0.88

(1)              The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The Noon Buying Rate on December 31, 2004 for the euro against the U.S. dollar was $1.36 per € 1.00 (€ 0.74 per dollar). No representation is made that the euro could have been converted into U.S. dollars at the rates shown herein or at any other rates for such periods or at such dates.

B.            CAPITALISATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.            RISK FACTORS

Risks Relating to the Restructuring

If the Company does not complete the Share Capital Increase by March 31, 2005, the Restructuring might not be implemented, in which case the Group would not be able to meet its financial obligations

Most of the provisions of the documents relating to the Restructuring will become null and void if the Company does not complete a Share Capital Increase with gross proceeds of at least €250 million by March 31, 2005, unless agreement is reached on an alternative arrangement within the immediately following 30 days.  While the Group has received a commitment from TWDC to subscribe to €100 million of the Share Capital Increase and from certain banks to subscribe for the remainder, the commitments of the banks are subject to certain conditions, including that market conditions permit the Share Capital Increase to go forward.  If the documents relating to the Restructuring become null and void, then certain amounts owed to TWDC and to the Caisse des Dépôts et Consignations (“CDC”) would become payable through June 30, 2005, and the Group’s other lenders would have the right to require the immediate repayment of amounts due under certain of the Group’s credit agreements.  Unless the Group is able to implement an alternative restructuring, the Group would be unable to meet these obligations.

In preparing the Consolidated Financial Statements, management has used the “going concern assumption” based on management’s belief that the Restructuring will be completed as contemplated.  If the “going concern assumption” had not been used, it would have had a significant impact on the valuation of the Group’s assets and liabilities as at September 30, 2004 and the Consolidated Financial Statements as of and for the fiscal year then ended.

The Share Capital Increase will result in significant dilution for shareholders who do not exercise their preferential subscription rights

The Company will issue a substantial number of new shares in the Share Capital Increase, which is expected to take the form of a rights offering.  As is customary in rights offerings, the new shares will be offered at a discount compared to the market price of the Company’s shares at the time the offering is launched.  While all existing shareholders will have the right to subscribe for the new shares, shareholders who do not subscribe will experience significant dilution.  The amount of dilution will depend on the price of the new shares, which will be determined based on market conditions at the time the Share Capital Increase is launched.  While shareholders not wishing to subscribe will be able to sell their preferential subscription rights, the market price of the rights might not be sufficient to compensate for the economic effect of the dilution.  The Company currently expects that, subject to certain limited exceptions, the rights will not be exercisable in the United States.

Risks Relating to the Group

The Group’s high level of borrowings requires the Group to devote a large portion of its operating cash flow to service debt, and may limit its operating flexibility

The Group is highly leveraged. As of September 30, 2004, the Group had consolidated borrowings of €2.1 billion and negative shareholders’ equity of €59.9 million (€2.0 billion of consolidated borrowings and €386 million of positive shareholders’ equity on a pro-forma basis, adjusting for the implementation of the Restructuring).  In addition, the Group pays significant royalties and management fees to affiliates of TWDC.

Although the Restructuring contains several measures intended to allow increased capital investment and to protect the Company against disruptions in its liquidity over a long period, the Group’s high degree of leverage and its undertaking in favor of its lenders can have important consequences for its business, such as:

•                  limiting the Group’s ability to invest operating cash flow in its business, because its uses a substantial portion of these funds to pay debt service and because the Group’s covenants restrict the amount of its investments;

•                  limiting the Group’s ability to make capital investments in new attractions and maintenance of the Theme Parks and Hotels, both of which are essential to its business;

•                  limiting the Group’s ability to borrow additional amounts for working capital, capital expenditures, debt service requirements or other purposes; and

•                  limiting the Group’s ability to withstand business and economic downturns, because of the high percentage of its operating cash flow that is dedicated to servicing its debt.

If the Group cannot pay its debt service, royalties and management fees and meet its other liquidity needs from operating cash flow, the Group could have substantial liquidity problems.  In those circumstances, the Group might have to sell assets, delay planned investments, obtain additional equity capital or restructure its debt.  Depending on the circumstances at the time, the Group may not be able to accomplish any of these actions on favorable terms, or at all.  The Group’s financing agreements limit its ability to take some actions that could generate additional cash proceeds.  They also require that the Group meet certain financial covenants.  If the Group defaults on any of its debt, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect the Group.  To avoid a default, the Group may need waivers from third parties, which might not be granted.

The Group has recently incurred losses, and expects to continue to incur a significant aggregate amount of losses over the next several years

The Group’s net loss for fiscal year 2004 totalled €145.2 million, compared to a net loss of €58.3 million in fiscal year 2003, determined on a pro-forma basis adjusting for certain changes in accounting principles described herein.  Management of the Company expects that even under its growth assumptions, the Group will incur a significant aggregate amount of net losses over the next several fiscal years.  Accordingly, the value of the Company’s shares could be adversely affected.

The Group is subject to interest rate risk

As at September 30, 2004, approximately 33% of the Group’s borrowings was tied to floating interest rates.  While the Group attempts to reduce interest rate risks in respect of a substantial portion of its borrowings through the use of interest rate swaps and other hedging techniques, an increase in interest rates could adversely affect the Group’s financial condition.

The Group is subject to exchange rate risks

A portion of the Group’s purchases and capital investments are denominated in U.S. dollars and could be adversely affected by an increase in the relative value of the U.S. dollar against the euro.  The Company attempts to reduce the forecasted dollar risk by purchasing hedging instruments, although it cannot be certain that its hedging techniques will be fully effective to insulate the Group from the risk of changes in value of the U.S. dollar.  A weakening of the U.S. dollar (such as that which has recently occurred) also makes tourist destinations in the United States relatively more attractive, increasing competitive pressures on the Group and potentially adversely affecting attendance at the Resort.  In addition, a significant portion of the Group’s guests (19% in fiscal year 2004) come from the United Kingdom, which is not part of the euro zone.  An increase in the relative strength of the euro against the British pound would raise the price of a visit to the resort for guests visiting from the United Kingdom and could negatively affect their rates of attendance, per-guest spending and hotel occupancy.

The Company has not paid any dividends in recent years, and does not expect to pay dividends for a substantial period of time

The Company will pay no dividends in respect of fiscal year 2004 and does not expect to pay dividends for a substantial period of time.  The Company’s ability to pay dividends is dependent on the availability of distributable profits under French law, which, in turn, depends on the Company’s operating results, liquidity and financial condition.  In addition, certain of the Company’s loan agreements limit or prohibit the payment of dividends in certain circumstances.

The Group’s relationship with TWDC – Potential conflicts of interest

TWDC currently owns 40.6% of the Company’s shares and voting rights through an indirect, wholly-owned subsidiary (and is expected to own approximately the same percentage following the Share Capital Increase).  In addition, following the Restructuring TWDC will own 18% of Euro Disney Associés S.C.A. (“EDA”) which will be the Group’s principal operating subsidiary.  Under French law, the Company’s business (and that of EDA) is managed by a management company (gérant) that is appointed by the Company’s general partner (associé commandité).  The shareholders elect a supervisory board to oversee the Company, but the supervisory board does not have the power to remove the management company.  Both the Company’s management company and the Company’s general partner are wholly-owned indirect subsidiaries of TWDC, and the same will be true of EDA as regards the management company and two of its general partners.  The Company pays significant management fees to the management company.  After the Restructuring, the management fees payable by the Company will be reduced, but EDA will pay management fees to the management company similar to those currently paid by the Company.

The Group also has several business relationships with TWDC that are important to the Group’s operations.  The Group uses Disney intellectual and industrial property rights, for which the Group pays royalties to an affiliate of TWDC.  The Company’s management company provides and arranges for a variety of additional technical and administrative services, for which it receives a fee and is reimbursed its direct and indirect costs.  For example, the designer and construction manager for Walt Disney Studios Park was an affiliate of TWDC.  These relationships create potential conflicts of interest.

While the Group believes that its dealings with TWDC and its affiliates are commercially reasonable, the Group has not solicited bids or independent evaluations of the terms of all of its commercial relationships with TWDC.  All such dealings must be authorized by the Company’s supervisory board to the extent they involve the Company.  Similar dealings involving EDA after the Restructuring will require prior authorization by EDA’s supervisory board only.  EDA’s supervisory board members are appointed by EDA’s shareholders, with the Company’s management company voting the Company’s shares on such matters in EDA’s shareholders’ meetings.  Members of the Company’s supervisory board or EDA’s supervisory board who are affiliated with TWDC are not entitled to vote on such dealings.

Risks of Investing in the Theme Park Resort Business

Demand for theme park resorts is variable and can be impacted by seasonality as well as economic and geopolitical conditions

Disneyland Resort Paris is subject to significant seasonal and daily fluctuations in attendance and to the effects of general economic conditions.  While the Group has implemented and continues to implement measures designed to alleviate fluctuations in attendance and to mitigate their impact, the Group cannot be certain that such measures will sufficiently offset fluctuations in demand.  In addition, the effectiveness and timing of marketing campaigns can have a significant impact on attendance levels.  Given the discretionary nature of vacation travel and the fact that travel and lodging expenses often represent a significant expenditure for the average consumer, such expenditures may be reduced, deferred or cancelled by consumers during times of economic downturn or uncertainty.

In addition, a certain number of events, such as the recent international terrorist attacks, the subsequent military actions and the current geopolitical climate can adversely affect travel related industries and precipitate sudden economic downturns.  Although the Group’s management closely monitors its operating trends and has developed cost-reduction strategies to address such risks, such steps, depending on the duration and intensity of the downturn, may be insufficient to prevent its financial performance from being adversely affected.

The Group needs to make significant, regular capital expenditures to continue to attract guests

In order to continue to attract guests, the Group needs to add new theme park attractions on a regular basis, which requires significant capital expenditures.  If the Group does not make these capital expenditures (for example, if its creditors do not permit it to make them pursuant to its financing agreements), this could result in a decrease in attendance, particularly from repeat guests, which could adversely affect the Group’s results of operations.

As part of the Restructuring, the Group will have the authorization and obligation to implement a €240 million development plan over the next few years.  The development plan will include the construction of new attractions, as well as other investments, all designed to increase attendance.  There can be no assurance, however, that the planned investments will in fact result in increased attendance at levels anticipated by the Group (or at all), or that, if attendance increases, the additional revenues will be sufficient to permit the recovery of the amounts invested, a return on such investments or the payment of the Group’s other financial obligations.

The theme park resort business is competitive, which could limit the Group’s ability to increase prices or to attract guests

The Group competes for guests throughout the year with other European and international holiday destinations and also other leisure and entertainment activities in the Paris region. The parks operated by the Group also compete with other European theme parks.  The Group also relies on convention business, which is highly competitive, for a portion of its revenues and to maintain hotel occupancy in off-peak periods.

The Group’s hotels are subject to competition from the third-party hotels located on the Resort Site (2,033 rooms/units as at the date of this Annual Report), in central Paris and in the Seine-et-Marne area.  The Group believes that its hotels are priced at a premium compared to the market, reflecting among other advantages, their proximity to Disneyland Park and Walt Disney Studios Park, their unique themes and the quality service they offer.  The Group is aware, however, that a number of less costly alternatives exist.

Competition limits the Group’s ability to raise prices, and may require the Group to make significant new investments to avoid losing guests to competitors.

Risks of investing in the Company’s  shares

No U.S. Public Market

There has been no public market in the United States for its shares, and the Company has no present intention to apply to list the shares on any U.S. exchange.  Therefore, the opportunity for U.S. holders to trade shares may be limited.

ITEM 4.     INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY AND BUSINESS OVERVIEW

Introduction

The Group is primarily engaged in the development and operation of Disneyland Resort Paris (the “Resort”), formerly Euro Disneyland.  The Resort commenced operations on April 12, 1992 (“Opening Day”) on a 2,000 hectare site (the “Site”), located 32 kilometers (approximately 20 miles) east of Paris in Marne-la-Vallée, Seine-et-Marne, France.  Disneyland Resort Paris principally consists of Disneyland Park, Walt Disney Studios Park, seven themed hotels, including two convention centers, the Disney Village entertainment center comprising shopping and restaurant facilities, and a 27-hole golf course. The Group’s operating activities also include the management and development of the Site, which currently includes approximately 1,000 hectares of undeveloped land.  Most of these facilities (with the exception of the Walt Disney Studios Park facilities, two hotels and the golf course, which are owned by the Company) are leased, directly or indirectly, by the Company from special-purpose financing companies, which as of October 1, 2003 have been consolidated into the reporting group.  The Group has no ownership interest in these entities.  Disneyland Resort Paris is modeled on the theme park and resort concepts developed by The Walt Disney Company for its own theme parks and hotel infrastructure.

Its principal executive offices are located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France.  The postal address is BP 100, 77777 Marne-la-Vallée Cedex 04, France.  Its telephone number is (33) (1) 64 74 40 00.

A.1.                          History of the Group

In March 1987, TWDC entered into an agreement for the creation and operation of Euro Disneyland in France (the “Master Agreement”) with the Republic of France and certain other French public authorities.  The Company became a party to the Master Agreement after its original signature.  The Master Agreement sets out a master land-use plan and general development program establishing the type and size of facilities that the Company has the right, subject to certain conditions, to develop at the Resort Site over a 30-year period ending in 2017.

The Resort, as it exists today, represents the fulfillment of the following development phases:

Phase	Development Period	Development Description
Phase IA	1989 to 1992	Disneyland Park, Disneyland Hôtel, Davy Crockett Ranch, golf course, infrastructure and support facilities.

Phase IB	1989 to 1992	Five themed hotels and Disney Village, defined as the “Phase IB Facilities”.

Phase IC	1992 to 1995	Additional Capacity Disneyland Park Assets which included among other attractions, Space Mountain and Indiana Jones and the Temple of Peril: Backwards!

	1996 to 1997	Disneyland Park attraction Honey, I Shrunk the Audience! and the Newport Bay Club Convention Centre

Phase II	1998 to 2004

Val d’Europe new city development including an international mall, a second urban rail station on the Resort Site, and the development of a downtown district comprising offices and housing, the first phase of a business park, and Walt Disney Studios Park.

The Group experienced significant losses during the period from the Opening Day through September 30, 1994. Net operating losses before the cumulative effect of an accounting change totaled approximately €625 million for the two-and-a-half-year period ending September 30, 1994. In addition, the Group began to experience serious cash flow difficulties in the course of fiscal year 1993.

In March 1994, the Group entered into a memorandum of agreement with major stakeholders outlining the terms of a major restructuring of the Group’s obligations and those of the Phase I Financing Companies and of TWDC.  The 1994 Financial Restructuring essentially provided for concessions and contributions to be made by the Group’s lenders and by TWDC, and for the prepayment of certain outstanding loan indebtedness of the Group and the Phase I Financing Companies, using the proceeds of a share capital increase of the Company amounting to €907.0 million.

In fiscal year 1999, the Company obtained the approval of its lenders to obtain the financing necessary for the construction of Walt Disney Studios Park, which opened on March 16, 2002 adjacent to Disneyland Park. The construction of Walt Disney Studios Park was financed using the proceeds received from a share capital increase in the amount of €219.5 million in fiscal year 2000 and a new subordinated long-term loan from the CDC (€381.1 million).

In fiscal year 2003, the Group experienced reduced revenues as a result of, in particular, a prolonged downturn in European travel and tourism combined with challenging general economic and geopolitical conditions in key markets of the Group.  While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and the revenues generated by the new park were below expectations.  The Group also recorded increased losses as a result of reduced revenues, as well as higher operating costs and higher marketing and sales expenses related to the opening of Walt Disney Studios Park.

In this context, the Company (on behalf of the Group) once again entered into negotiations with its various lenders with a view to restructuring all the credit agreements.  After receiving successive waivers of covenants in its credit agreements, the Company (on behalf of the Group) entered into a Memorandum of Agreement and various agreements necessary for the implementation of the Memorandum of Agreement.  For further information, see Item 5, “Operating and Financial Review and Prospects” – Section F. “2004 Financial Restructuring”.

A.2.                          Strategic Overview

The Restructuring is an important step in re-establishing the Group’s liquidity, and a necessary condition to allow the Group to pursue its development strategy, described below.  By reaching agreement on the Restructuring and subject to its effective implementation, the Group has the opportunity to pursue a strategy designed to attract new Theme Park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance.

The Group has designed its development strategy to take advantage of what management believes are significant opportunities to attract and retain visitors.  The Group’s market research shows that guest satisfaction levels at the Theme Parks are very high – in recent surveys, guests indicating that they were “completely satisfied” or “very satisfied” represented over 80% of the guests surveyed at Disneyland Park, and over 70% at Walt Disney Studios Park (a differential consistent with second parks in other Disney resorts).  Market research also indicates that there are substantial numbers of European families that have never visited the Resort, but have indicated that they might like to do so in the future.

The Group’s strategy to take advantage of this opportunity includes the construction of three major new attractions scheduled to open in fiscal years 2006, 2007 and 2008, and the enhancement of existing attractions and the magical atmosphere of the Theme Parks.  The enhancements will include significant short-term improvements, designed to attract new visitors, while the new attractions are being constructed, most prominently the upgrade and re-launch of Space Mountain in Fiscal Year 2005.  The principal elements of the Group’s development strategy are the following:

•                  Revitalize the Disneyland Park experience

With the increase in ongoing capital expenditure authorization provided by the Restructuring, the Group will reinvigorate its long-standing policy of continually upgrading Disneyland Park, starting with the fiscal year 2005 upgrade and re-launch of Space Mountain, creating a completely new experience in order to provide its visitors with a new twist on this already popular roller coaster ride.

The Group also plans to introduce new children’s attractions to further penetrate its European core market. In addition to these major attractions, the Group will continue its ongoing efforts to enhance guest satisfaction, focusing on overall quality and reduction of waiting times, improved food and beverage experience and increased merchandising innovation.

•                  Enhance the Walt Disney Studios Park experience

The Group intends to increase the appeal of Walt Disney Studios Park to young children and their families.  This will make the park more attractive to the Group’s core customer base and should encourage more visitors to take advantage of the “Park Hopper” ticket (which permits guests to visit both theme parks for a single, premium price).  The Group also plans to construct certain of the major new attractions at Walt Disney Studios Park, enhancing the overall attractiveness of the park.

•                  Expand seasonal events and popular shows

Although the Group’s business is seasonal, the Group has successfully employed a strategy to reduce the impact of seasonality through the staging of special promotional events in the off-peak season.  The Group intends to add to its popular Halloween and Christmas events with new seasonal features that will include a “Magic Unlimited” season in January (allowing repeat rides on certain attractions without waiting in line), a Kids Carnival season and an Easter season.  The Group also intends to continue The Legend of the Lion King show, which proved to be highly popular when it was introduced in June 2004.

The Group intends to capitalize on major events with promotional campaigns designed to maximize the number of visitors.  For example, in fiscal year 2005, the Group will implement a promotional campaign around the re-launch of Space Mountain, expected to occur in the spring, at the beginning of the high season.  The Group also plans to mark the 50th anniversary of the original Disneyland Park in California with a fireworks celebration throughout the summer of 2005.

•                  Focus on differentiation of the Disney Hotels

The Group intends to focus visitors on the attractiveness of its own on-site Hotels in order to meet the short-term challenges presented by the opening of the new on-site hotels operated by third-parties in Fiscal Years 2003 and 2004.  Its marketing effort will highlight the proximity of its hotels to the Theme Parks and special attractions such as Disney character breakfasts.  In addition, the Group has determined that the prospective balance between the Theme Parks and Hotel price components of its travel packages shall give more weight to the ticket prices, and it intends to modify its policy to achieve a better competitive equilibrium and to improve the attractiveness of the Disney Hotels in packages booked through tour operators.

•                  Focus on sales and marketing on first-time visitors and new distribution channels

The Group will implement sales and marketing efforts designed specifically to encourage attendance by first-time visitors, taking advantage of the large untapped population base in Europe discussed above.  The marketing effort will include a new communication strategy that will familiarize European visitors with the theme park experience, while differentiating the Disneyland Resort Paris experience.  The Group also intends to take advantage of new distribution channels by establishing relationships with low-cost airlines and internet travel sites, as well as developing “calls to action” to trigger bookings when marketable news is released (for example, the re-launch of Space Mountain).

A.3.                Operations by Segment

The Group operates in the following segments:

•                  Resort activities include the operation of the Theme Parks, the Hotels and Disney Village, and the various services that are provided to guests visiting the Resort destination; and

•                  Real Estate Development activities include the conceptualization and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

A breakdown of total revenues by major segment and activity during the past five Fiscal Years is set forth in the table below:

		Pro-Forma	As-reported
(€ in millions)	2004	2003	2003	2002	2001	2000
Theme Parks	531.3	508.5	508.5	526.0	476.4	459.5
Hotels and Disney Village	405.2	416.7	416.7	411.7	386.5	370.3
Other	99.7	98.0	98.7	106.2	101.4	110.9
Resort Segment	1,036.2	1,023.2	1,023.9	1,043.9	964.3	940.7

Real Estate Development Segment	11.8	23.6	23.6	27.3	37.2	14.5

Total Revenues	1,048.0	1,046.8	1,047.5	1,071.2	1,001.5	955.2

A.3.1.                Resort Segment

A.3.1.1.      Theme Parks

Theme Parks

Within the Resort segment, theme park activity includes all operations of Disneyland Park and Walt Disney Studios Park, including merchandise, food and beverage, special events and all other services provided to guests in the parks.  Theme Park revenue is determined primarily by two factors: the number of guests and the total average spending per guest (which includes the admission price and spending on food, beverage and merchandise).

The Theme Parks are operated on a year-round basis. In the first years of operations, Disneyland Park experienced significant difficulties in accommodating all prospective guests during peak days, which resulted in long wait times for attractions, guest dissatisfaction and lost revenues. Despite progress, operations continue to be subject to seasonal fluctuations.

Beginning in fiscal year 2004, seasonal theme park pricing has been eliminated and replaced with stable year-round ticket pricing. However, specific packages are regularly offered for specific markets.

The Company began offering and promoting a “Park Hopper” ticket for one-day, two-day and three-day periods in October 2003 whereby for an additional price of €9 over a single-gate, one day admission price, a guest can go back and forth freely between Disneyland Park and Walt Disney Studios Park.

The following table summarizes the evolution of the single-gate, one-day theme park admission prices, attendance and average spending per guest:

Fiscal Year	Total Guests (1) (in millions)	Total Average Spending per Guest (2)	Theme Park Admission Price High Season (3)	Theme Park Admission Price Low Season (3)
2004	12.4	€42.7	€40.0	€40.0
2003	12.4	€40.7	€39.0	€29.0
2002	13.1	€40.1	€38.0	€27.0
2001	12.2	€38.9	€36.0	€25.9
2000	12.0	€38.1	€33.5	€25.2

(1)              Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

(2)              Average daily admission price and spending for food, beverage, merchandise and other services sold in the Theme Parks, excluding value added tax.

(3)              Represents at-gate park admission price for one adult including value added tax at the end of the Fiscal Year.  Starting in Fiscal Year 2002, high season pricing generally applied to the whole year with the exception of the period from January to March inclusive.  Since January 2004, a single rate applies throughout the year.

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

There are 43 attractions in Disneyland Park, including upgraded versions of standard features of Disney theme parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train; Pirates of the Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century, Phantom Manor, a haunted Victorian mansion; It’s a small world, the most popular attraction in Fantasyland, an exhibition of dolls from around the world, dressed in their national costumes; and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being “shrunk”.  Other popular attractions that are unique to Disneyland Park include: Indiana Jones and the Temple of Peril: Backwards!, a full-loop roller coaster ride through simulated ancient ruins; and Space Mountain - from the Earth to the Moon, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

Disneyland Park also has five permanent theatres.  Live stage shows are presented in these venues throughout the year. Examples from the past and present include Mulan, the Legend, The Tarzan Encounter and Mickey’s Winter Wonderland, and more recently The Legend of the Lion King.  The entertainment in the Disneyland Park also includes parades and firework displays, such as the Wonderful World of Disney Parade, Fantillusion Parade and Tinkerbell’s Fantasy in the Sky Fireworks.  As a result of the number of guests that they attract, shows and parades enable an increase in the guest capacity of Disneyland Park while at the same time increasing guest satisfaction.

In addition to the permanent Disneyland Park attractions, parades and live stage shows, there are numerous seasonal events throughout the year which in the past have included a Festival of Flowers in April, the California Dream Festival in September, the Halloween Festival in October, Guy Fawkes Night in November, special Christmas festivities in December and early January, and the Lion King Carnival in February and March. The appearance of Disney characters and their interaction with guests is another important aspect of the entertainment provided in the theme parks.

In fiscal year 2000, an innovative reservation system called Fastpass was introduced in Disneyland Park.  A free service available to all guests, Fastpass provides an alternative to waiting in line.  Guests choosing Fastpass receive a ticket designating a specific window of time during which they may return and enter directly into the pre-show or boarding area. The Fastpass system has been installed at five major attractions:  Space Mountain - from the Earth to the Moon, Indiana Jones and the Temple of Peril: Backwards!, Peter Pan’s Flight, Big Thunder Mountain and Star Tours.

Walt Disney Studios Park

Walt Disney Studios Park opened to the public on March 16, 2002.  Walt Disney Studios Park is a live-action, animation and television studio, where guests experience movies and television both from behind the scenes and in front of the camera.  Guests discover the world of cinema, see how movies are made today and step into the future of movie making.  They also have the opportunity to be part of the action, and get hands-on experience in animation techniques and special effects.

Walt Disney Studios Park is a full-day experience, designed for a six- or seven-hour stay and is one of three European parks with a cinema theme (the two others being the Warner Brothers Movie World Park in Germany and the Warner Brothers Movie World park in Spain).  Walt Disney Studios Park covers approximately 25 hectares, which is about half the size of Disneyland Park, and may be expanded in the future.  It is located in front of the TGV/RER train station, in walking distance from Disneyland Park and Disney Village.

Guests access Walt Disney Studios Park through a monumental gate designed to look like the entry gates of the major Hollywood studios in the 1930s.  The main gate provides access to a richly decorated central hub where all the ticketing and guest welcome services are located.

Walt Disney Studios Park includes nine major attractions, several of which were specifically developed for the park.  Examples include: the Stunt Show Spectacular, a live show in which stuntmen, facing an audience of up to 3,000 guests, simulate the filming of an action scene involving car and motorcycle chases and other special effects; Cinemagique, a lyrical and emotional salute to the classics of international cinema; Armageddon, a revealing look into the world of film special effects while on board a spaceship hit by a meteorite shower; and Animagique, featuring some of the greatest moments of almost 80 years of Disney animation.

The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock’n Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of the Studio Tram Tour, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

Since June 2002, the Disney Cinema Parade celebrates the steps in the life of a movie from A to Z featuring well-known Disney characters. To add to the overall park ambience, this parade also includes street entertainers (e.g. movie “look-alikes” and musicians), Disney characters centered around the world of animation and special entertainment such as Sister Act.

As in Disneyland Park, the Fastpass system reduces guest waiting-times at Rock’n Roller Coaster and the Flying Carpets over Agrabah.  The Company currently allows guests of Walt Disney Studios Park to cross over to Disneyland Park after 5:00 p.m. at no additional charge.

A.3.1.2.      Hotels and Disney Village

Also included in the Resort segment are the Group’s hotels and Disney Village operations. Revenues from these activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within the Resort.

All of the hotel and resort amenities are currently operated on a year-round basis.  Hotel operations are subject to significant seasonal fluctuations, as well as significant fluctuations between weekdays and weekends especially in off-peak seasons. The fiscal year 1998 opening of a second convention center, the continued success of seasonal promotions such as Halloween, Guy Fawkes and Christmas, and the introduction of travel inclusive packages have helped to reduce these fluctuations.  The Company believes that the successful implementation and marketing of these events is important to maintaining high average occupancy levels at the hotels.

Hotel Operations

In fiscal year 2004, approximately 27% of total hotel room-nights sold were generated in the three-month period from June through August, while approximately 24% were generated in the three-month period from November through January, versus 36% and 14% respectively in fiscal year 1993 during the same periods.  The Group currently differentiates pricing according to the season and the level of demand with a focus on yield optimization.

Hotel revenues are determined primarily by two factors: the average occupancy rate and per-room spending.

Fiscal Year	Average occupancy rate (1)	Total average daily Spending per occupied room (2)
2004	80.5%	€186.6
2003	85.1%	€183.5
2002	88.2%	€175.1
2001	86.0%	€168.6
2000	82.9%	€165.4

(1)              Number of rooms occupied per night divided by the number of rooms available during the relevant period.

(2)              Average daily room price and spending on food, beverage and merchandise and other services sold in the Hotels, excluding value added tax.

The Group operates seven hotels at the Resort: the Disneyland Hôtel, the Hôtel New York, the Newport Bay Club, the Sequoia Lodge, the Hôtel Cheyenne, the Hôtel Santa Fe and the Davy Crockett Ranch (the “Hotels”).  Together, the Hotels have a total capacity of approximately 5,800 rooms.  Each of the Hotels was designed and built with a specific theme and for a particular market segment.  The Disneyland Hôtel, which is located at the entrance of Disneyland Park, and the Hôtel New York are positioned as deluxe hotels offering service equivalent to that of the best hotels in Paris.  The Newport Bay Club and the Sequoia Lodge are positioned as “first-class” hotels, while the Hôtel Cheyenne and the Hôtel Santa Fe were designed as “moderately-priced” hotels.  The Davy Crockett Ranch campground is comprised of individual bungalows with private kitchens, camping sites, sports and leisure facilities and a retail shop.  Both the Hôtel New York and the Newport Bay Club include convention facilities, which provide a total of approximately 10,500 square meters of meeting space.  Resort amenities also include 12 restaurants, 9 cafés/bars, a 27-hole golf course, 5 swimming pools, 4 fitness centers, tennis courts and an ice-skating rink.

A wide range of services is offered at the Hotels.  Guests are provided transportation between each of the Hotels and the train station and are given the option to check into the Hotels directly from the Chessy-Marne-la-Vallée train station or from on board the Eurostar (London) and Thalys (Brussels and Cologne) trains arriving at Disneyland Resort Paris.  As part of the check-in process, guests are provided with room information and welcome booklets and for guests arriving by train, the Group also offers a luggage service, which allows them to go directly to the parks and have their luggage delivered from the train station to their rooms.  Entertainment is also an integral part of the Hotel services, including Disney character breakfasts and dinners, character meet-and-greets in the lobbies of certain Hotels, face-painting workshops, and live music in the bars of certain Hotels. Children’s activity corners have also been set up where children can take part in various activities while allowing their parents additional leisure time.

In addition to the seven “Euro Disney” Hotels described above, several new third-party managed hotels having signed sales and marketing agreements with the Group are currently operating on the Resort Site.  These hotels which benefit from the Euro Disney “Selected Hotel” or “Associated Hotel” designations, depending on their level of integration in the Resort, are as follows:

	Designation	Category		Date opened	Number of Units
Hôtel Elysées Val d’Europe	Associated	3	*	June 02	154
My Travel Explorer	Selected	3	*	March 03	390
Kyriad	Selected	2	*	March 03	300
Pierre et Vacances Tourist Residence	Associated	3	*	April 03	291
Holiday Inn	Selected	4	*	June 03	396
Marriot Vacation Club	Associated	4	*	June 03	97
Mövenpick Dream Castle Hotel	Selected	4	*	July 04	405
Total					2,033

These hotels benefit from transport shuttles to and from the theme parks as well as free parking for their guests (Selected Hotels only), and are an important source of guest attendance at the theme parks. For certain of these hotels, the Group has access to blocks of rooms and receives commissions for selling those rooms to guests. Any revenues earned associated with these agreements is recorded in the “Other Revenue” line of the Resort segment.  See Sub-section A.3.2. below entitled “Real Estate Development Segment” for a discussion of hotel capacity development projects currently in process.

Disney Village Operations

Disney Village consists of approximately 30,000 square meters of themed dining, entertainment and shopping facilities. It is a free-entrance venue (except for certain events), situated next to the Chessy-Marne-la-Vallée RER/TGV train station and between the Theme Parks and the Hotels.

The over-riding themes of Disney Village are “American Places” and “American Entertainment” in the spirit of a coast-to-coast trip from New York to Los Angeles.  The largest of its facilities is an indoor arena seating more than 1,000 guests for dinner and a performance of Buffalo Bill’s Wild West Show.  Other facilities include themed bars with music, themed restaurants, including Café Mickey, Planet Hollywood, Rainforest Café, Annette’s Diner, McDonald’s, and King Ludwig’s Castle (opened June 2003), retail shops and a 15-screen multiplex Gaumont cinema with one of the largest screens in Europe.

The Group manages certain of the facilities in Disney Village, such as the Buffalo Bill’s Wild West Show, merchandise boutiques and bars, while others are managed by third parties on its behalf.  For example, certain restaurants are managed on its behalf by Groupe Flo, a French catering company.  In addition, certain of the facilities, such as the Planet Hollywood, McDonald’s, Rainforest Café and King Ludwig’s Castle restaurants, and the Gaumont cinema are owned and managed by third parties.

A.3.1.3.  Food and beverage

The Group has 68 restaurants and bars throughout the Resort (four of which are operated by third parties). Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences including quick service, cafeteria-style, table service (including convention catering), and sophisticated French cuisine.  There are also food carts and kiosks located throughout the Resort which offer fast-food. The Group offers guests the option of a fixed-price menu in all of its table service restaurants.  During Fiscal Years 2001 and 2002, the capacity of three Disney Village facilities were increased: Billy Bob’s Country Western Bar (+94 seats), The Steakhouse (+180 seats) and Annette’s Diner (+ 90 seats). In fiscal year 2003, the Rock’n Roll America was transformed into King Ludwig’s Castle, a 296 seat restaurant specializing in Bavarian cuisine.

A.3.1.4.  Merchandising

The Group’s merchandising facilities include 54 boutiques, 4 kiosks and a large number of mobile carts strategically located throughout the Resort, which offer a wide range of both Disney-themed and non-Disney-themed goods.  The product mix is constantly re-evaluated in an effort to better adapt to guest preferences and guest mix.  New merchandise development focuses on Disney character products, such as the Mickey Sorcerer line, which is popular with guests, and on more variety for the repeat guest.  Other innovative merchandising options include photo locations at four attractions, Big Thunder Mountain, Space Mountain - From the Earth to the Moon, Pirates of the Caribbean and Rock’n’Roller Coaster, which offer to its guests the opportunity to purchase candid photos taken of them during their ride.

A.3.2.      Real Estate Development Segment

Real estate development segment

The Group’s activities include the planning and development of the 1,943 hectare site on which the Resort is located, in accordance with the Master Plan.  Development activities include the conceptualization and planning of improvements and additions to the existing Resort, as well as other commercial and residential real estate projects to be located on the Resort Site, whether financed internally or through third-party partners.

The Group’s principal real estate development revenues are derived from conceptual design services related to third party development projects on the Resort Site and from the sale of land development rights or from ground lease income from third-party developers.  Such transactions not only provide a source of up-front cash inflows but also contribute to improving the potential of future Resort and real estate development projects and to increasing the potential local clientele for Disneyland Resort Paris.

The following table summarises the financial impact of real estate development activities on the financial statements:

(€ in millions)	2004	2003	2002	2001	2000
Revenues
Operating	11.8	23.6	27.3	37.2	14.5
Exceptional	—	0.1	—	0.4	0.6
Total Revenues	11.8	23.7	27.3	37.6	15.1
Costs and Expenses	(10.1)	(13.3)	(15.2)	(13.4)	(11.6)
Net Income	1.7	10.4	12.1	24.2	3.5

Real estate development revenues are primarily related to the following projects:

The first phase of development between 1989 and 1997 was essentially devoted to the creation of the Resort destination, the second phase between 1998 and 2003 focused on the emergence of the development of an urban center located adjacent to the Resort  (Val d’Europe). In addition to Walt Disney Studios Park, this second phase of development resulted in:

•                  new infrastructure such as a second RER train station (Val d’Europe) on the Resort Site and a new interchange on the A4 motorway;

•                  an International Shopping Mall at Val d’Europe, which comprises 103,000 square meters of retail space.  The Group owns the land on which the mall is located and leases it to the developer under a 75-year ground lease;

•                  development of the Val d’Europe town center, which currently includes residential, retail and commercial developments and the Elysées Val d’Europe hotel, which opened in June 2002 on land leased from the Group; and

•                  a first phase of an international business park, which upon completion will comprise an area of 40 hectares, strategically positioned near the motorway. Construction and commercialization of the first seven hectares is currently being carried out by Arlington plc, a leading European developer of business parks.

Hotel capacity developments

With the development of Walt Disney Studios Park, the Group also focused on the expansion of on-site Resort lodging capacity.  A number of projects have been completed or are in various stages of progress with third-party international hotel developers/tour operators for the creation of additional hotels and vacation units.  These projects have or will be constructed, owned and operated by third parties on land purchased from the Group or leased from the Group under long-term ground leases.  In addition, the Group has and will earn conceptualization fees and other development service fees related to these transactions.

As a result of these projects, approximately 1,400 hotel/vacation units were opened on the Resort Site in Fiscal Year 2003 and 457 units were opened in Fiscal Year 2004, bringing the total on-site capacity to approximately 7,800 total room units.

The agreements and projects currently in place will result in a total of approximately 350 additional hotel/vacation units on the Resort Site in the course of Fiscal Years 2005 and 2006.

Residential developments

The Group also sells land to third-party residential developers working on projects in the areas surrounding the Resort, including the commercially successful middle and high-end housing developments near the golf course in the communities of Magny-le-Hongre and Bailly-Romainvilliers.

To date, this residential development has been financed by third parties.  The Group’s role has been limited to overseeing the master planning and architectural design of each development, and to selling to selected developers the land development rights necessary to realize the projects.  The Group does not anticipate significant changes in its role for future residential development projects, although the Group may consider expanding its role in a certain number of these projects to include an equity participation via joint ventures with the third-party developers.

Development plans for the coming years

More recently, a third phase of development was signed with the French Public Authorities on July 9, 2003 and covers the period 2004 through 2010.  In this phase of development, the following is anticipated:

•                  the expansion of Disney Village, the development of business tourism and additional hotel capacity, when needed;

•                  the continuation of the Val d’Europe town center expansion (residential and office development);

•                  the development of new public services such as the development of a high school (Lycée) in Serris with international sections, the development of an university center in Val d’Europe as well as a new module for the TGV station;

•                  the continuation of the international business park development (second phase); and

•                  other residential developments in the area surrounding the Val d’Europe golf course.

A.4.         Marketing and Sales Strategy

A.4.1.     Marketing and Sales

Product Offer

Disneyland Paris Resort is the number one tourist destination in Europe in terms of guest visitation with a product offer that currently includes two theme parks, 7 themed Hotels (5,800 total rooms), two separate convention facilities (totaling 10,500 square meters), a dining, shopping and entertainment center and a 27-hole golf course.

With the opening of Walt Disney Studios Park, the Group’s package offers were modified to focus on 2-night, 3-day visits.  During Fiscal Year 2003 the Group re-introduced a widely distributed 1-night, 2-day package to accommodate its guests desiring a shorter break.  The Group’s Resort packages include “Park Hopper” tickets whereby guests can go back and forth freely between Disneyland Park and Walt Disney Studios Park, which were introduced during the course of Fiscal Year 2004.

Strategic Location

Disneyland Resort Paris is located approximately 32 kilometres (20 miles) east of Paris, France and benefits from access to a highly developed transportation network.  In addition to service to Paris on the French suburban rail system, Disneyland Resort Paris has access to an extensive highway network that links it in less than one hour to both Paris and the two international airports serving the Paris area, and also makes it easily accessible to most other regions of France.  In addition, the train station that is located on the Resort Site is one of the most active in France, with about forty high speed trains arriving per day and providing service to London in three hours by the Eurostar train, and to Brussels in 1 hour and 30 minutes, Amsterdam in 4 hours and 30 minutes and Cologne in 4 hours by the Thalys train.  The strategic geographic location allows access to a market of 17 million potential guests less than 2 hours away by road or rail transport and 320 million potential guests less than 2 hours away by plane.

Target Markets

The Group has six key proximate markets: France, the United Kingdom, Benelux (Belgium, Luxembourg, the Netherlands) Germany, Italy and Spain.  Within these markets, its primary target market is families with children from 3-15 years old but secondary markets also include groups, young adults and convention planners.  Each year, its success in marketing to specific countries and markets is impacted by a variety of strategic decisions, including its pricing policy and its package offers, as well as external factors such as the strength of local economies, exchange rates, cultural interests, and holiday and vacation timing.  The introduction of the euro has eliminated exchange rate concerns in all key markets except the United Kingdom.

Based on internal surveys, the geographical breakdown of its theme park guest attendance is as follows:

	2004	2003	2002
France	40%	39%	40%
United Kingdom	19%	22%	21%
Belgium, Luxembourg and the Netherlands	16%	16%	15%
Spain	8%	6%	6%
Germany	6%	6%	7%
Italy	3%	3%	3%
Other	8%	8%	8%
Total	100%	100%	100%

Distribution

The Group distributes its product offer through a wide variety of channels. Tour packages, which in many cases include transportation, lodging, food and theme park tickets are distributed through its call centers, on its internet site or through third-party distributors.

Theme park tickets are sold not only within these packages, but also through tourism intermediaries, directly at the gate and by various retail outlets (the Disney Stores, FNAC, Virgin Megastores, Auchan, RATP, and at French, Belgian and Swiss railway stations, etc.).

Hotel bookings can be made by individual guests, either directly or through Euro Disney Vacances S.A.S., the Group’s in-house tour operator. The call centers, based at the Resort Site and in the United Kingdom, receive an average of approximately 6,100 calls per day from all over Europe. Apart from the United Kingdom, all other markets are serviced from the central reservation office at the Resort Site in Paris, with country-specific telephone numbers. Third-party distributors, including tour operators with their own packages, for individuals and groups, currently account for the remaining hotel reservations.

Euro Disney Vacances S.A.S. focuses on distribution of short-break packages, with offices in Paris and other French cities as well as regional offices in Amsterdam, Brussels, Copenhagen, Frankfurt, London and Madrid. These offices provide a local marketing presence and the necessary travel industry trade support. The Group also works with a select number of tour operators in its major markets.

In addition, the Group has established special travel alliance partnerships with the principal European transporters. Travel alliance agreements have been completed with Air France on a pan-European basis and with Eurostar and Thalys. These agreements provide carriers with the right to use Disneyland Resort Paris in their advertising campaigns and some with the right to special joint promotional packages. In return, the Group has the right to provide airline or train tickets in its short-break packages and to secure allotments. Guest visitation from the United Kingdom, Spain, Italy and Belgium reflects its relationship with these partners.

The Group’s internet site at www.disneylandparis.com is available in 6 languages and allows site visitors to learn about its Resort, order a brochure, e-mail reservation requests directly to its reservation center, purchase theme park-tickets, and to book certain packages. The Group is currently working on projects to expand and improve its ability to sell its products directly to guests on its internet site.

A.4.2.     Competition

The Group competes for guests throughout the year with theme parks as well as other European and international holiday destinations (including ski and seaside resorts) and with other leisure and entertainment activities (including museums and cultural activities) in the Paris region. Its Hotels compete with other hotels on the Site and in the Paris region and convention centers all over Europe. Its Resort also competes with major international tourist-attracting events and major sporting events, such as the soccer World Cup, the World Athletics Championships and the Olympic Games.

The theme park market in Europe has grown significantly over the last two decades. According to the publication Amusement Business, the ten largest European theme parks attracted approximately 36.2 million guests in 2003. The following table sets forth the attendance of each of these ten destinations.

Theme Parks in Europe(1)

(in millions)

		Attendance
Theme Park	Location	2003	2002
Disneyland Resort Paris (fiscal year ended September 30)	France	12.4	13.1
Tivoli Gardens	Denmark	3.3	3.8
Europa Park	Germany	3.3	3.3
Gardaland	Italy	3.2	2.9
De Efteling	Netherlands	3.1	3.0
Lieseberg	Sweden	3.0	3.1
Universal’s Mediterrania (formerly Port Aventura)	Spain	2.7	3.2
Bakken	Denmark	2.7	2.5
Alton Towers	United Kingdom	2.5	2.5
		36.2	37.4

(1)              Source: Amusement Business. Excluding non-gated amusement parks. Most recent data available is 2003.

A.5.         Human Resources Management

To entertain its guests, the Group employs an average of approximately 12,200 employees during fiscal year 2004. The Group’s employees come from approximately 100 different countries and more than 25% of them have been employed since Opening Day. The table below presents the average number of persons employed by the Group as well as the associated employee costs for each of the last five fiscal years:

Fiscal Year	Average Number of Employees	Total Employee Costs (€ in millions)
2004	12,162	366.0
2003	12,223	365.7
2002	12,467	352.0
2001	11,109	307.0
2000	11,432	297.6

The seasonal nature of the business means that the need for employees is, to a certain extent, also seasonal. Accordingly, the Group has developed a system, used in both the theme parks and the Hotels, to optimize scheduling and automate labor exchange between operations. The system improves efficiency by automating both scheduling and the corresponding pay systems. In conjunction with this system, flexible working contracts have been negotiated with the employee representatives. Special part-time contracts such as four-day working weeks, 32-hour weeks or individually negotiated contracts, have been implemented. Over the past four Fiscal Years, many temporary jobs have been turned into flexible long-term contracts with Disneyland Resort Paris, facilitating job security and better training for employees. This new flexibility has helped management to better match the number of employees to the levels of customer demand.

In addition, based upon an assessment of current employment policies and practices within the Group, negotiations will be undertaken with employee labor representatives for the purpose of proposing a solution for certain difficulties in the implementation of required changes in the defined work hours, as well as the treatment of the working hours of management (cadre) employees. These negotiations are considered part of the normal evolution over time of the Group’s collective bargaining agreements with employee labor representatives, taking into account changes in the legal environment, and should have no significant impact on the business activities of the Group.

An internal university provides permanent training for all employees in matters of service and entertainment. To improve quality, approximately 54,535 training days were provided to employees in 2004. To enhance the diversity of skills, training classes range from stress management to more specific subjects such as the welcoming of guests “Disney Style”. The Group is continually seeking to enhance its image as a “teaching” company, recognized for outstanding training techniques. As an example, in November 2000, the Group signed an agreement with certain of its labor unions for the creation of a new program aimed at providing employees with a new professional status called “Hôte d’Accueil Touristique” and thus a wider recognition of their skills on a national scale. Its objective is to develop the competencies of approximately 800 employees, over a period of fifteen months, through group training that permits them to earn four different professional competency certificates.

Seven French labor unions, the Confédération Générale du Travail (C.G.T.), the Confédération Française Démocratique du Travail (C.F.D.T.), the Confédération Française de l’Encadrement – Confédération Générale des Cadres (C.F.E.- C.G.C.), Force Ouvrière (F.O.), the Confédération des Travailleurs Chrétiens (C.F.T.C.), the Syndicat Indépendant du Personnel Euro Disney (S.I.P.) and the Union Nationale des Syndicats Autonomes (U.N.S.A.), are represented at Disneyland Resort Paris. The Group complies with information and consultation requirements with respect to the unions and hold other periodic consultations with employee representatives. Since Opening day, there have been no significant strikes or work stoppages.

In June 1998, the French Government enacted a law to reduce the official work week from 39 to 35 hours. For companies that implemented the 35-hour week before July 1, 1999, the French government provided subsidies in the form of lower payroll taxes for each of the five years following the date of implementation and has since initiated other subsidy programs. The Group began operating on the basis of a 35-hour workweek on June 6, 1999 and is benefiting from such subsidies, which help to offset the costs of additional employees.

The Group has made no distributions under its statutory profit sharing plan. However, since October 1, 1995, the Group has provided employees a supplemental profit sharing plan. Under the latest plan amendment signed March 10, 2003 applying to Fiscal Years 2003 and 2004, employees are eligible to receive a bonus of between 0.2% to 3.0% of their annual salary, if Income before Lease and Net Financial Charges as presented in the Consolidated Financial Statements of the Group reaches certain pre-defined thresholds.

The following table summarizes amounts paid under this profit sharing plan for each of the last five fiscal years:

	Year ended September 30,
(€ in millions)	2004	2003	2002	2001	2000
Total Profit Sharing Expense	—	—	—	1.9	—

In addition, an employee savings plan exists in order to facilitate and encourage individual savings. The Company matches 30% of the first € 3,333 of each employee’s contribution to the plan each year.

In connection with the screening of new employees, criminal backgrounds were checked by an external firm to assist in ensuring the security of visitors to the Resort. This practice recently came to the attention of executive management of the Company and, because it may constitute a violation under French law, has been suspended. The Company is undertaking a review of the feasibility of alternative arrangements for obtaining similar security-related information. While the Company might face fines or litigation based on these circumstances, the Company believes that these would not have a material adverse effect on its financial condition.

A.6. Significant Operating Contracts

A.6.1. Agreements with French Governmental Authorities

On March 24, 1987, TWDC entered into a Master Agreement with the Republic of France, the Region of Ile-de-France, the Department of Seine-et-Marne, the EPA-Marne and the Suburban Paris Transportation Authority (“RATP”), for the development of the Resort and other various development phases for the 1,943 hectares of undeveloped land located 32 kilometres east of Paris in Marne-la-Vallée, France. The Company and certain other parties became parties to the Master Agreement after its signature by the original parties. In 1988, the EPA-France, which has responsibility for the development of the entirety of the Resort, was created pursuant to the Master Agreement, and became a party thereto.

The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure. It provides that loans with specific terms and conditions shall be granted. The Master Agreement was modified in the context of the Restructuring. See Item 5 — Sub-section F.2.6. “Other measures”.

The significant components thereof are summarized below.

Development planning

The Master Agreement sets out a master plan for the development of the land and a general development program defining the type and size of facilities that the Company has the right to develop, subject to certain conditions, over a 30-year period ending no sooner than 2017. Before beginning any new development phase, the Company must provide EPA-France and several French public authorities with a proposal and other relevant information for approval. On the basis of the information provided, the Company and the authorities involved develop detailed development programs.

After having concluded negotiations for a detailed program for the second phase of Val d’Europe urban development on December 9, 1997, the Company and EPA-France concluded negotiations for a detailed program for the third phase of Val d’Europe urban development on July 9, 2003.

Financing of infrastructure

The Master Agreement specifies the infrastructure to be provided by the French authorities to the Resort. The relevant French public authorities have a continuing obligation to finance construction of the primary infrastructure, such as highway interchanges, primary roadways to access the Resort Site, water distribution and storage facilities, rain water and waste water treatment installations, waste treatment facilities, gas and electricity distribution systems, as well as telecommunication networks. The Master Agreement also specifies the terms and conditions of the Company’s contribution to the financing of certain infrastructure. Infrastructure provided by the French governmental authorities included the extension of the “A” line of the RER suburban rail link (which links Paris and its eastern and western suburbs to Disneyland Resort Paris with two stations), the construction of two interchanges linking the Resort directly to the A4 motorway, a TGV (high speed train) station linking the Resort to other major cities of Europe and the completion of an access road around the Resort Site.

Land rights

The Master Agreement provides for the right of the Company, subject to certain conditions, to acquire the land necessary for the expansion of Disneyland Resort Paris on the Marne-la-Vallée site. The exercise by the Company of these acquisition rights is subject to certain development deadlines, which if not met would result in the expiration of these rights. To date, all minimum development deadlines have been met and no land rights have expired unused. The next deadline for the expiration of land right options will be December 31, 2007.

In order to maintain the Company’s land acquisition rights for the remaining undeveloped land around the Resort (approximately 1,000 hectares), the Company is required to pay annual fees to EPA-France of approximately €0.8 million.

Department of Seine-et-Marne tax guarantee

Pursuant to the Master Agreement, the Company, certain entities consolidated in the Company’s financial statements, and the Republic of France guaranteed a minimum level of tax revenues to the Department of Seine-et-Marne. If the Department’s tax revenues are less than the amount of charges borne by the Department for primary and secondary infrastructure during the period from 1992 to 2003, the Republic of France and the Company will each reimburse, in equal shares to the Department, the difference between the tax revenues collected and the charges borne, up to an aggregate amount of approximately €45.0 million (after adjustment for inflation from 1986). Based upon the final assessment covering the entire period of the guarantee through December 31, 2003, the Company will be required to pay the Department €20.3 million under the terms of the guarantee which will be payable over a ten-year period in eight installments, the first of which is due in fiscal year 2007. This liability is recorded in the Group’s consolidated financial statements under “Accounts payable and other liabilities” as at September 30, 2004.

A.6.2.     Participant Agreements

The Company has entered into long-term participant agreements with companies that are leaders in their fields. 13 participant agreements with the following companies are currently in force: Coca-Cola, Esso, France Télécom and its subsidiary Orange, General Motors, Hasbro Inc., Hertz, Kellogg’s, Kodak, McDonald’s, Nestlé and its subsidiary Perrier-Vittel, and Visa. These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on the Resort Site through the sponsoring of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village’s attractions, restaurants or other facilities; (ii) promotional and marketing rights with respect to the category of product that is covered by the participant agreement; and (iii) the status of privileged supplier of the Group. Each participant agreement terminates automatically in the event of termination of the License Agreement between The Walt Disney Company (Netherlands) B.V. and the Company (See Sub-section A.6.3. below entitled “Undertaking and Agreements with The Walt Disney Company and Subsidiaries – License Agreement”).

A.6.3.     Undertakings and Agreements with The Walt Disney Company and Subsidiaries

Undertakings

In connection with the 1994 Financial Restructuring, TWDC agreed, so long as certain indebtedness is outstanding to the Group’s major creditors, to hold at least 34% of the common stock of the Company until June 10, 1999, at least 25% until June 10, 2004 and at least 16.67% until 2016. In connection with the financing of Walt Disney Studios Park, TWDC has committed to the CDC to hold at least 16.67% of the common stock of the Company until 2027. In connection with the new Restructuring, TWDC has agreed to hold directly or indirectly at least 39% of the common stock of the Company until 2016.

The Company and Euro Disneyland Participations S.A.S., an indirect wholly-owned subsidiary of TWDC (which is also a partner of the Phase IA Financing Company), have agreed to indemnify the partners of the Phase IA Financing Company as to all liabilities arising for the Company and the Phase IA Financing Company under the Master Agreement. To the extent the resources of the Company and the Phase IA Financing Company are insufficient to cover any such indemnity, TWDC, through a wholly-owned subsidiary, has agreed to indemnify the partners of the Phase IA Financing Company up to an additional €76.2 million. In connection with the 1994 Financial Restructuring, EDA also undertook certain indemnification obligations in favor of the partners of the Phase IA Financing Company in respect of certain liabilities arising under the Master Agreement.

Development Agreement

Pursuant to the development agreement dated February 28, 1989 with the Company (the “Development Agreement”), Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide a variety of technical and administrative services to the Company. These services are in addition to the services Euro Disney S.A.S. is required to provide as the Management Company and include, among other things, the development of conceptual designs for existing Theme Parks and future facilities and attractions, the manufacture and installation of specialized show elements, the implementation of specialized training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy. As the Development Agreement concerns the entire Resort, the services provided by Euro Disney S.A.S. pursuant to the Development Agreement extend to all the installations of Walt Disney Studios Park, primarily for the design and construction of said installations. Euro Disneyland Imagineering S.A.R.L., an indirect subsidiary of TWDC, was responsible for the management and administration of the overall design as well as the construction of the Theme Parks, including the design and procurement of the show-and-ride equipment. Most of the other facilities of the Resort were designed under its supervision with the administrative and technical assistance of affiliates of TWDC specialized in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

The Company reimburses Euro Disney S.A.S. for all of its direct and indirect costs incurred in connection with the provision of services under the Development Agreement. These costs include, without limitation: (i) all operating expenses of Euro Disney S.A.S., including overhead and implicit funding costs; (ii) all costs incurred directly by Euro Disney S.A.S. or billed to it by third parties; and (iii) certain costs plus 10% billed to Euro Disney S.A.S. for services performed by TWDC or any of its affiliates. Such costs vary considerably from one fiscal year to another depending upon the projects under development.

The Development Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party. The Development Agreement may be terminated by Euro Disney S.A.S. or by the Company under certain conditions, in particular in case of a change of control of the Company and of the Phase IA Financing Company, or in case either company were to be liquidated.

Phase II Development Fee

As part of the terms of the 1994 Financial Restructuring, the payment of a one-time development fee of €182.9 million will be required upon the satisfaction of certain conditions, including conditions relating to Walt Disney Studios Park.  In order to obtain the approval of the financing of Walt Disney Studios Park by the Group’s lenders and the lenders of the Financing Companies from which a substantial portion of the Group’s operating assets is leased, TWDC agreed in September 1999 to amend the terms for the development fee so that it will not be due unless and until future events occur, including the repayment of existing bank debt (as defined in the agreement) and the achievement of specified cash flow levels.  The determination as to whether the specified cash flow levels have been achieved will be made on the date that the CDC loans for Walt Disney Studios Park will have been repaid and, in any case, no later than November 1, 2029.

License Agreement

Under the License Agreement, between The Walt Disney Company (Netherlands) B.V. and the Company, the Company was granted a license to use any present or future intellectual or industrial property rights of TWDC that may be incorporated into attractions and facilities designed from time to time by TWDC and made available to the Company.  In addition, the License Agreement authorizes the sale, at the Resort, of merchandise incorporating or based on intellectual property rights owned by, or otherwise available to TWDC.  This license granted to the Company is essential to the pursuit of its business activities, as such rights are indispensable to the continued operation of the Group.  These intellectual property rights are registered in the name of TWDC, which is responsible for their protection in France.  Royalties to be paid by the Company for the use of these rights were originally equal to:

(i)                                     10% of gross revenues (net of taxes) from rides, admissions and related fees (such as parking, tour guide and similar service fees) at all theme parks and attractions;

(ii)                                  5% of gross revenues (net of taxes) from merchandise, food and beverage sales in or adjacent to any theme park or other attraction, or in any other facility (with the exception of the Disneyland Hôtel), whose overall design concept is based predominantly on a TWDC theme;

(iii)                               10% of all fees paid by Participants; and

(iv)                              5% of gross revenues (net of taxes) from the exploitation of Hotel rooms and related revenues at certain Disney-themed accommodations. None of the Group’s currently existing Hotels at the Disneyland Resort Paris are considered Disney-themed as defined in the License Agreement, except the Disneyland Hôtel, which is specifically excluded.

As part of the 1994 Financial Restructuring, TWDC amended the License Agreement and, as a result, no royalties were due for fiscal years 1994 through 1998.  Starting in fiscal year 1999 until fiscal year 2003 (inclusive), the royalties payable by the Company were calculated at rates equal to 50% of the initial rates stated above.  On March 28, 2003, The Walt Disney Company (Netherlands) B.V. agreed to conditionally waive royalties with respect to the last three quarters of fiscal year 2003 and to change the payment terms for fiscal year 2004 from quarterly to annually in arrears. Beginning in fiscal year 2004, the Company is responsible for the payment of 100% of the original royalty rates as presented above.  In connection with the Restructuring, the Company will pay TWDC the royalties for fiscal year 2004 when the Share Capital Increase takes place, and a portion of the royalties for fiscal years 2005 through 2014 will be deferred, partially on a conditional basis and partially on an unconditional basis.  See Item 5, “Operating and Financial Review and Prospects” – Section F. “2004 Financial Restructuring”.

The table below sets out the amount of royalties paid (or, in the case of Fiscal Year 2004, to be paid) by the Company with respect to Fiscal Years 1992 through 2004, as stated in the Consolidated Financial Statements of the Group (in € millions):

Fiscal Year	Royalties
1992	30.0
1993	39.9
1994	—	(1)
1995	—	(1)
1996	—	(1)
1997	—	(1)
1998	—	(1)
1999	21.8	(2)
2000	21.5	(2)
2001	21.7	(2)
2002	23.9	(2)
2003	5.6	(2) (3)
2004	47.2	(4)

(1)              In accordance with the terms of the 1994 Financial Restructuring, TWDC waived royalties in respect of Fiscal Years 1994 through 1998.

(2)              In accordance with the terms of the 1994 Financial Restructuring, from Fiscal Year 1999 through Fiscal Year 2003, inclusive the amount of royalties due by the Company was 50% of the amount originally provided for under the License Agreement.

(3)              In Fiscal Year 2003, €16.9 million of royalties were conditionally waived.

(4)              This amount will be due and payable upon completion of the Share Capital Increase or at the latest on April 30, 2005.

The License Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party.

The License Agreement gives TWDC substantial rights and discretion to approve, monitor and enforce the use of TWDC intellectual properties within the Resort.  The License Agreement may be terminated by TWDC upon the occurrence of certain events, including the removal or replacement of the Management Company (Gérant), a change in control, directly or indirectly, of the Company, certain affiliates and the Phase IA Financing Company, the liquidation of such companies, the imposition of laws or regulations that prohibit the Company, certain of its affiliates and the Phase IA Financing Company from performing any of their material obligations under the License Agreement or the imposition of taxes, duties or assessments that would materially impair the assets, surplus or distributable earnings of the Company or certain of its affiliates.

B.            BUSINESS OVERVIEW

See above Section A. “History and Development of the Company and Business Overview”.

C.            ORGANISATIONAL STRUCTURE

The Company is a société en commandite par actions (“SCA” - similar in certain respects to a master limited partnership in the U.S.) organised under the laws of the Republic of France.  The Company was originally organised and incorporated in Paris on December 17, 1985 under the name Mivas S.A., in the form of a French société anonyme (“SA” - similar to a U.S. corporation), which was closely held.  In 1988, EDL Holding Company, a Delaware corporation wholly-owned by The Walt Disney Company and currently owner of approximately 40.6% of the shares of the Company’s common stock (39.1% at the end of Fiscal Year 2003), acquired 99% of the shares of Mivas S.A., whose corporate name was changed to Société d’Exploitation d’Euro Disneyland S.A.  At an extraordinary meeting held in February 1989, the shareholders of Société d’Exploitation d’Euro Disneyland S.A. decided to modify its corporate form from an SA to an SCA and to change its corporate name to Euro Disneyland S.C.A.  In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium.  At the annual general meeting of shareholders on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted.

C.1.               Operating Companies

Euro Disney S.C.A.

Euro Disney S.C.A. operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hôtel, the Davy Crockett Ranch and the golf course.

EDL Hôtels S.C.A.

EDL Hôtels S.C.A., a directly and indirectly wholly-owned subsidiary of the Company, which operates all of the Hotels except the Disneyland Hôtel and the Davy Crockett Ranch, and also Disney Village, is structured as a French limited partnership (société en commandite par actions) governed by the same principles as the Company.

The general partner of EDL Hôtels S.C.A. is EDL Hôtels Participations S.A.S., a French simplified corporation (société par actions simplifiée) wholly-owned by the Company.  The Management Company of EDL Hôtels S.C.A. is Euro Disney S.A.S., which is also the Management Company of the Company.

C.2.                 Financing Companies

Effective October 1, 2003 (first day of Fiscal Year 2004) the Financing Companies described below were included in the consolidated reporting group. See Item 5 “Operating and Financial Review and Prospects” – Section B.1. “Change in Accounting Principle”.

Phase IA Financing Company and EDA

Euro Disneyland S.N.C. (the “Phase IA Financing Company”), a company incorporated as a French partnership (société en nom collectif) owns Disneyland Park and leases it to EDA, currently a wholly-owned subsidiary of TWDC, pursuant to a leasing structure entered into in connection with the 1994 Financial Restructuring.  EDA, in turn, sub-leases Disneyland Park to the Company.  Also, as part of the 1994 Financial Restructuring, the Company and the Phase IA Financing Company sold to EDA certain Disneyland Park assets constructed after the opening of Disneyland Park for €213.4 million, which are leased back to the Company by EDA.  Annual lease payments are €2.13 million and the Company has the option to repurchase these assets and the right to extend the term of the lease.  See Notes 1-2 and 25-1 to the Consolidated Financial Statements in Item 17 “Financial Statements”.   In order to enable the Company to maintain its rights with respect to the assets that it currently leases or subleases from EDA without making option payments, this structure will be substantially modified in connection with the Restructuring.  See Item 5.”Operating and Financial Review and Prospects” – Section F. “2004 Financial Restructuring.”

The partners of the Phase IA Financing Company are various banks, financial institutions and companies holding an aggregate participation of 83%, and Euro Disneyland Participations S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly-owned subsidiary of TWDC, holding a participation of 17%.  The Group has no ownership interest in the Phase IA Financing Company.  The Company is jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility, as described in Note 14b to the Consolidated Financial Statements in Item 17).  The partners are subject to unlimited joint and several liability for the financial obligations of the Phase IA Financing Company.  The banks that are parties to the Phase IA Credit Facility and the CDC with regards to CDC Prêts Participatifs, have effectively waived any recourse against the partners of the Phase IA Financing Company.  The Phase IA Financing Company has generated tax losses due to interest charges during the construction period and depreciation expenses from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes.  In return, the partners agreed to provide subordinated partner advances to the Phase IA Financing Company at an interest rate below the market rate.

The Phase IA Financing Company is managed by a management company, Société de Gérance d’Euro Disneyland S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly–owned subsidiary of TWDC.

Phase IB Financing Companies

Hôtel New York Associés S.N.C., Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Cheyenne Hôtel Associés S.N.C., Hôtel Santa Fe Associés S.N.C. and Centre de Divertissements Associés S.N.C. are collectively the “Phase IB Financing Companies”, each of which: (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hôtels S.C.A.; (ii) owns the related hotel or Disney Village, as the case may be and (iii) leases the related hotel or Disney Village, to EDL Hôtels S.C.A.; and (iv) is structured as a French limited partnership (société en nom collectif) governed by the same principles as the Phase IA Financing Company.

The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies.  The Group has no ownership interest in the Phase IB Financing Companies.  EDL Hôtels S.C.A., an affiliate of the Company has guaranteed all the obligations of the Phase IB Financing Companies with respect to the loans extended by their lenders and partners.  The partners of the Phase IB Financing Companies are normally subject to unlimited joint and several liability for the obligations of the Phase IB Financing Companies.  However, the creditors of the Phase IB Financing Companies have waived any recourse against the partners of the Phase IB Financing Companies.  The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 with the exception of Centre de Divertissements Associés S.N.C., which generated tax losses until December 31, 1998.  The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes.  In return, the partners agreed to provide subordinated partner advances to the Phase IB Financing Companies at an interest rate below the market rate.

Pursuant to the respective by-laws of the Phase IB Financing Companies, the Management Company of each of the Phase IB Financing Companies is EDL Services S.A.S., a wholly–owned subsidiary of the Company.

Centre de Congrès Newport S.A.S.

Centre de Congrès Newport S.A.S., an indirect wholly-owned subsidiary of TWDC, entered into a ground lease with EDL Hôtels S.C.A. pursuant to which it financed and acquired the Newport Bay Club Convention Center and, when completed, leased it back to EDL Hôtels S.C.A..  EDL Hôtels S.C.A. has an option to repurchase such assets.  See also Notes 1-2 and 25-1 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

C.3.                         Ownership Structure of the Group.  The following graphic shows the structure of the Group prior to the new Restructuring.  The modified Group structure post-Restructuring is illustrated in the graphics set forth under Item 5, “Operating and Financial Review and Prospects – 2004 Restructuring.”

The Walt Disney Company Group US Entities
100%
Walt Disney International France SAS
100%
Euro Disney Associés S.C.A.
99.9%
EDL Participations S.A.S.
100%
EDL Holding Company
100%
Walt Disney Participations SAS
100%
Euro Disney S.A.S.
Centre de Congrès Newport S.A.S.
100%
Société de Gérance d'Euro Disneyland S.A.S.
100%
Euro Disneyland S.N.C.
17%
Euro Disneyland Participations S.A.S.
100%
Euro Disneyland Imagineering S.A.R.L.
100%
40.6%
EURO DISNEY S.C.A.
Prince Alwaleed*
15.9%
Other Shareholders
43.5%
100%
EDL Services S.A.S.
100%
Euro Disney Commandité S.A.S.
100%
EDL Hotels Participations S.A.S.
99.9%
EDL Hotels S.C.A.
100%
ED Resort Services S.A.S.
100%
Val d'Europe Promotion S.A.S.
50%
Les Villages Nature de Val d'Europe S.A.R.L.
80%
ED Spectacles S.A.R.L.
20%
100%
Euro Disney Vacances S.A.S.
99.9%
Euro Disney Vacaciones
50%
Convergence Achats S.A.R.L.
100%
S.E.T.E.M.O. Imagineering S.A.R.L.
40%
40%
ED Finances S.N.C. (4 entities)
50%
50%
TWDC Subsidiaries
Legally Controlled Group
Disneyland Park Financing Company (Consolidated))
Hotel Financing Companies (Consolidated)
Ownership
Management
General Partner

*via KINGDOM 5 KR 135. Ltd a company whose shares are held by trusts for the benefit of Prince Alwaleed and his family.

D.            PROPERTY, PLANT AND EQUIPMENT; CAPITAL EXPENDITURES

The Group’s resort-related facilities are comprised of the two theme parks (including related support buildings), the seven themed Hotels, Disney Village and the Golf Course.  The Group leases all of these facilities except Walt Disney Studios Park, Disneyland Hôtel, Davy Crockett Ranch and the golf course, which the Group owns. See Sub-section C.2. above entitled “Financing Companies” for additional information on the Group’s leases.   These facilities are all located in Marne-la-Vallée, France.  The Company believes that the Group’s facilities are suitable and adequate for the conduct of its business.

The Master Agreement provides the Company with the right, subject to certain conditions, to acquire the land necessary for the realization of the Resort and the general availability of the 1,943 hectares Marne-la-Vallée site.  The existing Resort facilities and related developments in progress, plus all associated public and private infrastructure works, are located on approximately 1,000 hectares of this land.

For a description of the Group’s capital expenditures during the past three Fiscal Years, See Item 5 “Operating and Financial Review and Prospects” – Section C “Liquidity and Capital Resources — Capital Investment”.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements, the related notes thereto included in Item 17 “Financial Statements” herein and Item 3 “Key Information” – Section D “Risk Factors”.  The Group’s Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP.  For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to the consolidated results of operations and financial position, See Note 30 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

A.         GENERAL

In Fiscal Year 2004, revenues increased slightly to total € 1,048.0 million, as increased spending by theme park visitors and Hotel guests was mostly offset by lower hotel occupancy rates, as well as an anticipated decline in real estate development revenues.  Attendance at the theme parks in Fiscal Year 2004 remained stable compared to the prior year at approximately 12.4 million visitors.

The Group incurred an operating loss of € 23.9 million in Fiscal Year 2004, which was € 56.0 million below the € 32.1 million of pro-forma operating income recorded in the prior year (the pro-forma presentation reflects a change in accounting method that significantly affected the scope of consolidation in Fiscal Year 2004, as discussed below). The increased loss was primarily due to the resumption of accruing royalties at full rates and management fees, following the waiver by TWDC of royalties and management fees in the last three quarters of Fiscal Year 2003.  Higher marketing and sales spending partially offset by reduced general and administrative expenses also affected the operating margin.  Net loss increased from € 58.3 million (on a pro-forma basis) in Fiscal Year 2003 to € 145.2 million in Fiscal Year 2004, as a result of the lower operating margin as well as significant exceptional items.

The Group generated €124.6 million of operating cash flow in Fiscal Year 2004 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortization charges, and the Group’s working capital requirements decreased as the increase in accrued royalties and management fees for Fiscal Year 2004 (which are not payable until Fiscal Year 2005), as well as accrued interest on the CDC loans for Walt Disney Studios Park (which was deferred under the terms of the relevant agreement), did not result in cash outlays.  Under the terms of the Restructuring, the royalties and management fees for Fiscal Year 2004 will be paid when the Restructuring is implemented.

In preparing the consolidated financial statements, the Group has used the going-concern assumption based on management’s belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines.  If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

B.            RESULTS OF OPERATIONS

B.1.         Change in Accounting Principle

Effective October 1, 2003 (the first day of Fiscal Year 2004), the Group adopted new accounting rules mandated by Article 133 of the French Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group.  Under these new rules, the financing companies from which the Group leases a substantial portion of its operating assets (the “Financing Companies”), have been included in the Group’s consolidated financial statements.  In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies.  As a result of the application of new consolidation rules, these operating assets are now consolidated, resulting in increased assets and borrowings.  The Group’s receivables from the Financing Companies have been eliminated in consolidation.  In addition, shareholders’ equity has been reduced, reflecting primarily past depreciation charges related to the operating assets owned by the Financing Companies, which exceeded the lease payments expensed for the same periods.  The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense (consequently, the income statement line item formerly entitled “lease and net financial charges” has been renamed “net financial charges”).  The accounting change does not affect the legal structure, financial position or cash flows of the members of the consolidated Group.

To enhance comparability, the Group has provided financial information on a pro-forma basis in addition to its as-reported results.  The pro-forma information has been prepared as if the Fiscal Year 2004 change in accounting principle discussed above was in effect during all of fiscal year 2003 (See also Notes 2 and 29 to the Consolidated Financial Statements).  The following table summarizes certain financial data derived from the Group’s historical and pro-forma consolidated financial statements.

CONSOLIDATED CONDENSED PRO-FORMA STATEMENTS OF INCOME

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As Reported	Variance
(€ in millions)					Amount	Percent
Revenues	1,048.0	1,046.8	(0.7)	1,047.5	1.2	—

Costs and Expenses	(1,071.9)	(1,014.7)	(99.6)	(915.1)	(57.2)	(6)%

Income (Loss) before Financial Charges	(23.9)	32.1	(100.3)	132.4	(56.0)	(175)%

Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	5%

Loss before Exceptional Items	(129.6)	(79.1)	(11.2)	(67.9)	(50.5)	(64)%

Exceptional gain (loss), net	(22.3)	12.0	0.1	11.9	(34.3)	(286)%

Minority interests	6.7	8.8	8.8	—	(2.1)	(24)%

Net Loss	(145.2)	(58.3)	(2.3)	(56.0)	(86.9)	(149)%

Certain reclassifications have been made to the 2003 comparative amounts in order to conform to the 2004 presentation.

B.2.         Operating Statistics

The following table provides information regarding the key operating indicators of the Group.

	Theme Parks (1)		Hotels
Fiscal Years	Total Guests (in millions) (2)	Spending per Guest (3)	Occupancy Rate (4)	Spending per Room (5)
2004	12.4	€42.7	80.5%	€186.6
2003	12.4	€40.7	85.1%	€183.5
2002	13.1	€40.1	88.2%	€175.1
2001	12.2	€38.9	86.0%	€168.6
2000	12.0	€38.1	82.9%	€165.4

(1)              Includes Disneyland Park and, from March 16, 2002, Walt Disney Studios Park.

(2)              Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(3)              Average daily admission price and spending for food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(4)              Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(5)              Average daily room price and spending on food, beverage and merchandise and other services sold in Hotels, excluding VAT.

B.3.         Results of Operations for Fiscal Year 2004 compared with Fiscal Year 2003

Revenues

Revenues of the Group were generated from the following sources:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	Percent
Theme Parks	531.3	508.5	—	508.5	22.8	5%
Hotels and Disney Village	405.2	416.7	—	416.7	(11.5)	(3)%
Other	99.7	98.0	(0.7)	98.7	1.7	2%
Resort Segment	1,036.2	1,023.2	(0.7)	1,023.9	13.0	1%

Real Estate Development Segment	11.8	23.6	—	23.6	(11.8)	(50)%

Total Revenues	1,048.0	1,046.8	(0.7)	1,047.5	1.2	—

Theme park revenues increased 5 % to € 531.3 million in Fiscal Year 2004 from € 508.5 million in the prior year as a result of higher per guest spending, coupled with stable attendance.  The higher spending levels reflected three principal factors: an increase in average park admission prices, the introduction of the “park hopper” ticket (which permits guests to visit both theme parks for a single price that is €9 higher than the single park price) and the elimination of low season reduced admission pricing.  Merchandise and food and beverage revenues in the Theme Parks also increased.

Hotel and Disney Village revenues decreased 3 % to € 405.2 million in Fiscal Year 2004 from € 416.7 million in the prior year, reflecting the decrease in hotel occupancy due to increased competition from new on-site capacity at hotels owned and operated by third parties.  These hotels are part of the Group’s overall development plan for the Resort, designed to increase overall hotel capacity to accommodate more visitors of the theme parks without requiring the Group itself to utilise capital to construct additional hotels.  However, due to the soft demand environment, these new hotels had an adverse effect on occupancy at the Group’s Hotels.  The impact on revenues of the decline in occupancy was partially offset by a 2 % increase in average daily guest spending per room.

Other revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased in Fiscal Year 2004 over the pro-forma prior year by € 1.7 million to € 99.7 million, reflecting an increase in transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Development revenues decreased by €11.8 million in Fiscal Year 2004 compared to the prior year, reflecting a planned reduction in development projects.  Real Estate Development revenues in Fiscal Year 2004 included primarily commercial and residential land sale transactions. In addition, revenues included ground lease income and fees for services provided to third-party developers that have signed contracts to either purchase or lease land on the Resort Site for development. Given the successful completion of most of the additional hotel capacity projects in Fiscal Year 2003, the decrease reflected this planned reduction in development activity.

Costs and Expenses

Costs and expenses of the Group were composed of:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	Percent
Direct operating costs (1)	664.8	655.2	15.7	639.5	9.6	2%
Marketing and sales expenses	112.6	105.2	—	105.2	7.4	7%
General and administrative expenses	90.0	96.7	—	96.7	(6.7)	(7)%
Depreciation and amortization	146.8	149.5	83.9	65.6	(2.7)	(2)%
Royalties and management fees	57.7	8.1	—	8.1	49.6	612%
Total Costs and Expenses	1,071.9	1,014.7	99.6	915.1	57.2	6%

(1)              Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Direct operating costs increased € 9.6 million from the pro-forma prior year primarily reflecting the impact of higher labour costs.  Marketing and sales expenses during Fiscal Year 2004 increased €7.4 million from the prior year, reflecting increased advertising during the second half of the Fiscal Year, associated largely with the promotion of the popular new show, The Legend of the Lion King.  General and administrative expenses incurred during Fiscal Year 2004 decreased € 6.7 million from the prior year, reflecting decreased labour expenses.

Royalties and management fees totalled € 57.7 million in Fiscal Year 2004, € 49.6 million higher than the previous year, reflecting the October 1, 2003 (first day of Fiscal Year 2004) resumption of royalties at full rates and management fees subsequent to the waiver by TWDC of these fees for the last three quarters of fiscal year 2003.  In fiscal year 2004, royalties totalled € 47.2 million after reinstatement to full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring).  The Fiscal Year 2004 charge reflects the accrual of the royalties and management fees for the year, although cash payment of these amounts is not due until 2005.

Operating Margin and EBITDA

The following table sets forth the Group’s operating margin and EBITDA by Segment:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	Percent

Resort Segment	(25.6)	21.8	(100.3)	122.1	(47.4)	(217)%
Real Estate Development Segment	1.7	10.3	—	10.3	(8.6)	(84)%
Operating Margin (1)	(23.9)	32.1	(100.3)	132.4	(56.0)	(174)%

Depreciation and amortization	146.8	149.5	83.9	65.6	(2.7)	(2)%

EBITDA (2)	122.9	181.6	(16.4)	198.0	(58.7)	(32)%
As a Percentage of Revenues	12%	17%	—	19%	—	(5	)ppt

		Fiscal Year 2003			Fiscal Year 2004/ Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	Percent

Net Loss	(145.2)	(58.3)	(2.3)	(56.0)	(86.9)	149%

Adjusted for:
Minority Interests	(6.7)	(8.8)	(8.8)	0.0	2.1	(24)%
Exceptional (Gain) / Loss	22.3	(12.0)	(0.1)	(11.9)	34.3	(286)%
Net Financial Charges	105.7	111.2	(89.1)	200.3	(5.5)	(5)%
Depreciation and Amortization	146.8	149.5	83.9	65.6	(2.7)	(2)%
EBITDA	122.9	181.6	(16.4)	198.0	(58.7)	(32)%

(1)              Operating Margin represents Income (Loss) before net financial charges and exceptional items as presented in the Consolidated Income Statement.

(2)              EBITDA represents Operating Margin before depreciation and amortization.

Because of the substantial increase in depreciation and amortization charges resulting from the consolidation of the Financing Companies, management has decided to use EBITDA as a tool to evaluate the performance of the Group’s business.  While management believes that EBITDA is a useful tool for evaluating performance, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for operating margin, net income or operating cash flow in evaluating the Group’s financial results.  Although management believes that Operating Margin is the closest GAAP measure to EBITDA, it has also provided a reconciliation of EBITDA to Net Loss.

EBITDA declined during Fiscal Year 2004 as a result of the lower operating margin in both the Resort and Real Estate operating segments.  The Resort segment recorded an operating loss of € 25.6 million, reflecting a decrease of € 47.4 million from the pro-forma prior year performance, primarily reflecting increased royalties and management fees of € 49.6 million.   Real Estate segment operating margin decreased € 8.6 million to € 1.7 million from € 10.3 million in the prior year, reflecting the planned reduction in development activities discussed above.

Net Financial Charges

Net financial charges were composed of:

					Fiscal Year 2004/
		Fiscal Year 2003			Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Change	As- Reported	Variance
(€ in millions)					Amount	Percent
Lease rental expense	—	—	193.8	(193.8)	—	—
Financial income	2.8	3.8	(45.1)	48.9	(1.0)	(26)%
Financial expense	(108.5)	(115.0)	(59.6)	(55.4)	6.5	6%
Net Financial Charges	(105.7)	(111.2)	89.1	(200.3)	5.5	(5)%

Lease rental expense represents payments under financial lease arrangements with the consolidated Financing Companies and approximates the related debt service payments and operating expenses of such Financing Companies.  Upon consolidation of the Financing Companies, this expense is eliminated.

Financial income, before the consolidation of the Financing Companies, was principally composed of interest income earned on long-term loans provided to the Financing Companies (See Note 4 to the Consolidated Financial Statements) and interest income on cash and short-term investments, as well as net gains arising from foreign currency transactions.  Since the consolidation of the Financing Companies, the interest income earned on the long-term loans to the Financing Companies is eliminated. Financial expense is principally composed of interest charges on the long-term borrowings of the Group (including the Financing Companies under the new consolidation method) and the net impact of interest rate hedging transactions.

Net financial charges decreased € 5.5 million to € 105.7 million in fiscal year 2004.  This decrease was primarily attributable to the impact of lower variable interest rates and related hedging costs, partially offset by the resumption of full interest charges following the end of the interest waiver provisions of the 1994 financial restructuring as of September 30, 2003.

Exceptional Income (Loss), net

The Fiscal Year 2004 exceptional loss of € 22.3 million primarily includes € 12.6 million of fees and expenses incurred in connection with the Restructuring negotiations and a € 9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which has been closed so that the building can house a new attraction expected to open in Fiscal Year 2006.  See Sub-section F below, entitled “2004 Financial Restructuring”.

Exceptional income totaled € 11.9 million in Fiscal Year 2003.  The Group sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million.  The Group continues to operate the apartment developments under 9 to 14-year leases with the buyers, with the rental expense constituting part of the Group’s operating expenses.

B.4.         Results of Operations for Fiscal Year 2003 Compared with Fiscal Year 2002

Introduction

The discussion of the Group’s results of operations in fiscal years 2002 and 2003, set forth below, is based on the Group’s Consolidated Financial Statements, which do not take into account the consolidation of the Financing Companies (which occurred as of the beginning of fiscal year 2004). As a result, certain of the fiscal year 2003 figures set forth below do not correspond to the pro-forma or as reported figures reflected in the comparison of the Group’s results of operations in fiscal years 2003 and 2004 set forth above.

French GAAP Major Fixed Asset Renovations

A new accounting standard relating to liabilities (Regulation CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, the Group adopted a new accounting policy in accordance with the transition rules of the French Accounting Regulation Committee related to major renovation expenditures.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million.  As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past but which were charged against retained earnings.  The impact of this accounting change is illustrated in more detail below.

Revenues

In fiscal years 2002 and 2003, the Group’s revenues were generated from the following sources:

	Fiscal Year		Variation
(€ in millions)	2003	2002	Amount	Percent
Theme Parks	508.5	526.0	(17.5)	(3.3)%
Hotels and Disney Village	416.7	411.7	5.0	1.2%
Other	98.7	106.2	(7.5)	(7.1)%
Resort Segment	1,023.9	1,043.9	(20.0)	(1.9)%

Real Estate Development Segment	23.6	27.3	(3.7)	(13.6)%

Total Revenues	1,047.5	1,071.2	(23.7)	(2.2)%

Theme park revenues decreased 3.3 % to € 508.5 million in fiscal year 2003 from € 526.0 million in the prior year as a result of lower admission revenues driven by a 5.3% decrease in theme park guests, partially offset by higher park admission prices.  Merchandise and food and beverage revenues in the Theme Parks also decreased primarily as a result of lower total theme park attendance, partially offset by higher food and beverage spending per guest.

Hotel and Disney Village revenues increased 1.2 % to € 416.7 million in fiscal year 2003 from € 411.7 million in the prior year, reflecting a 4.8% increase in daily average guest spending per room, partially offset by a 3.1 percentage point decrease in Hotel occupancy, which averaged 85.1% during fiscal year 2003.  Disney Village revenues increased 1% in fiscal year 2003 compared to the prior year.

Other revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) decreased € 7.5 million to € 98.7 million in fiscal year 2003, reflecting primarily lower participant sponsorship revenues.

Real Estate Development revenues decreased in fiscal year 2003 compared to the prior year, as planned.  Real Estate Development revenues in fiscal year 2003 included primarily commercial and residential land sale transactions.  In addition, revenues included ground lease income and fees earned related to conceptualisation and development assistance services provided to third-party developers that have signed contracts to either purchase or lease land on Disneyland Resort Paris Site for development.

Costs and expenses

Costs and expenses were composed of the following:

	Fiscal Year
(€ in millions)	As-reported 2003	Accounting Change Impact	Before Accounting Change 2003	2002	Variation (before Accounting Change)
					Amount	Percent
Direct operating costs (1)	639.7	(19.5)	620.2	608.5	11.7	1.9%
Marketing and sales expenses	105.2	—	105.2	95.4	9.8	10.3%
General and administrative expenses	96.5	(0.5)	96.0	92.0	4.0	4.3%
Depreciation and amortization	65.6	9.4	75.0	64.1	10.9	17.0%
Royalties and management fees	8.1	—	8.1	35.5	(27.4)	(77.2)%
Total Costs and Expenses	915.1	(10.6)	904.5	895.5	9.0	1.0%

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

Total costs and expenses before the accounting change were € 904.5 million in fiscal year 2003 compared to € 895.5 million in the prior year, an increase of € 9.0 million.  This increase in costs and expenses related to increased direct operating costs (+ € 11.7 million), increased marketing, general and administrative expenses (+ € 13.8 million), and increased depreciation and amortisation expenses (+ €10.9 million), partially offset by decreased royalties and management fees (- € 27.4 million).

The direct operating costs increase before the accounting change reflected a full year of labour and other expenses of Walt Disney Studios Park, partially offset by decreased cost of sales.

Marketing and sales expenses increased € 9.8 million, reflecting an increase that occurred primarily during the first half of fiscal year 2003.  General and administrative expenses increased € 4.0 million reflecting increased labour and other expenses before the accounting change.

Depreciation and amortisation before the accounting change increased € 10.9 million, primarily reflecting additional depreciation related to Walt Disney Studios Park.

Royalties and management fees totalled € 8.1 million, € 27.4 million lower than the previous year, reflecting the March 28, 2003 waiver by TWDC of these fees for the last three quarters of fiscal year 2003.

Lease rental expense and net financial charges

Lease rental expense and net financial charges were composed of:

	Fiscal Year		Variation
(€ in millions)	2003	2002	Amount	Percent
Lease rental expense	193.8	188.8	5.0	2.6%
Financial income	(49.0)	(59.1)	10.1	(17.1)%
Financial expense	55.5	41.1	14.4	35.0%
Total	200.3	170.8	29.5	17.3%

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

Lease rental expense and net financial charges analyzed by nature of expense were composed of:

	Fiscal Year		Variation
(€ in millions)	2003	2002	Amount	Percent
Interest based expenses, debt and lease related (1)	96.5	87.0	9.5	10.9%
Interest income on cash and deposit balances	(2.5)	(2.7)	0.2	(7.4)%
Loan repayments included in lease expenses:
- Due to external third parties	37.5	30.3	7.2	23.8%
- Due to Euro Disney Group	52.1	41.1	11.0	26.8%
	89.6	71.4	18.2	25.5%

Other	16.7	15.1	1.6	10.6%
Total Lease and Net Financial Charges	200.3	170.8	29.5	17.3%

(1)              Net of capitalized interest charges of € 0 million and € 9.2 million in fiscal years 2003 and 2002, respectively.

Lease and net financial charges increased to € 200.3 million from € 170.8 million.  This increase was primarily attributable to:

•                  Planned increases in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets (€ 18.2 million),

•                  Increased interest based expenses of € 9.5 million as compared to the prior year, during which € 9.2 million of interest costs were capitalized and included in the construction costs of Walt Disney Studios Park.

Exceptional income (loss), net

Exceptional income totaled € 11.9 million in fiscal year 2003.  The Group sold three apartment developments used to provide housing to employees within close proximity to the Site.  The transaction generated € 34.1 million in net sale proceeds and a gain of € 11.0 million.  The Group continues to operate the apartment developments under leases with the buyers.

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

C.            LIQUIDITY AND CAPITAL RESOURCES

Capital Investment

The following table sets forth the Group’s capital investments:

						Fiscal Year 2004/
		Fiscal Year 2003				Pro-Forma 2003
	Fiscal Year 2004	Pro- Forma	Accounting Changes	As Reported	Fiscal Year 2002	Variance
(€ in millions)						Amount	Percent
Resort Segment	28.7	23.0	—	23.0	270.4	5.7	25%
Real Estate Segment	0.6	1.8	—	1.8	7.1	(1.2)	(67)%
Capital Investment	29.3	24.8	—	24.8	277.5	4.5	18%

Fiscal year 2004 Resort segment capital expenditures included primarily the costs of developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

Fiscal year 2003 capital expenditures for the Resort segment related primarily to the transformation of an existing Disney Village restaurant into King Ludwig’s Castle, featuring authentic Bavarian cuisine, completion of the Fantillusion parade, which had its debut at Disneyland Park last year, and various improvements to the existing asset base.  Investments in the Real Estate segment represented the purchase of land that the Group has subsequently leased to third parties under long-term ground leases.

Effective from October 1, 2002 (the first day of fiscal year 2003), the Group adopted new accounting rules related to major fixed asset renovations.  As a result, major fixed asset renovations that were previously capitalized as incurred and amortized over a five-year period are now accrued in advance on a straight-line basis during the period between planned renovations.

Cash Flows and Liquidity

As of September 30, 2004, cash and short-term investments totalled € 131.4 million (including € 49.1 million of cash and short-term investments held by the Financing Companies that were consolidated as of the beginning of fiscal year 2004).  As presented in the Group’s Consolidated Statements of Cash Flows, cash and cash equivalents increased by € 36.7 million from the pro-forma prior year to € 131.3 million as of September 30, 2004. Specifically, this increase in cash and cash equivalents resulted from:

- Cash Flows from Operating Activities	€124.6 million
- Cash Flows used in Investing Activities	€(28.8) million
- Cash Flows used in Financing Activities	€(59.1) million

Cash flows from operating activities remained stable compared to the pro-forma prior year, reflecting the impact of lower net income, which was offset by favourable changes in working capital items (principally relating to payables, including royalties and management fees, which did not result in cash payments).

Cash flows used in investing activities totalled € 28.8 million reflecting € 28.6 million of capital investment expenditures.  Capital investment expenditures related primarily to the projects discussed above under “Capital Investment”.

Cash flows used in financing activities totalled € 59.1 million reflecting debt repayments of  € 66.2 million, payments totalling € 15.4 million to increase the debt security deposit and fund expenditures relating to the Restructuring, partially offset by € 22.5 million of additional drawings under the Group’s existing € 167.7 million line of credit with TWDC, thereby bringing the outstanding balance of the credit line as of September 30, 2004 to € 125.0 million.

Based upon available cash and short-term investments and the additional resources made available in accordance with transition measures of the Restructuring, including a new line of credit from TWDC in the amount of € 150.0 million, management believes the Group will have in the normal course of business the resources necessary to meet funding requirements arising until the Restructuring is fully implemented, which is scheduled to occur no later than March 31, 2005.  Absent implementation of the Restructuring by March 31, 2005 or an alternative agreement with the lenders and TWDC within the 30-day period after March 31, 2005, management believes the Group would be unable to meet all of its debt obligations.

Debt

The consolidation of the Financing Companies substantially increased the amount of borrowings recorded on the Group’s balance sheet as of September 30, 2004.  The following table shows the impact of the accounting change on the Group’s borrowings.  All figures are set forth before taking into account the impact of the Restructuring.

	As- Reported September	Consolidate Financing
			Fiscal Year 2004		September 2004
(€ in millions)	2003	Companies	Increases	Decreases
CDC Senior Loans	40.6	86.9	—	—	127.5
CDC Subordinated Loans	509.4	274.4	—	—	783.8
Credit Facility – Phase IA	114.1	263.7	—	(37.7)	340.1
Credit Facility – Phase IB	24.3	139.2	—	(13.0)	150.5
Partner Advances – Phase IA	—	304.9	—	—	304.9
Partner Advances – Phase IB	—	96.9	—	—	96.9
TWDC Loans	—	276.4	—	(259.1)	17.3
TWDC Line of Credit	102.5	—	22.5	—	125.0
Other loans	15.5	—	—	(15.5)	—
Sub- Total	806.4	1,442.4	22.5	(325.3)	1,946.0

Accrued Interest	61.1	138.5	93.7	(186.5)	106.8

Total Borrowings	867.5	1,580.9	116.2	(511.8)	2,052.8

During fiscal year 2004, the Group made scheduled principal repayments of € 66.2 million, offset by € 22.5 million of new drawings on the Group’s existing line of credit with TWDC.  In addition, in September 2004, EDA an indirect, wholly-owned affiliate of TWDC and one of the consolidated Financing Companies, was re-capitalised by TWDC resulting in the transfer of borrowings (€ 259.1 million) and accrued interest (€ 125.0 million) in the total amount of  € 384.1 million to minority interests.  The Company will acquire an 82 % interest in EDA in connection with the Restructuring, as described below.

The Group’s debt agreements include covenants with respect to its financing arrangements.  These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds.  The Group has received successive waivers of certain of these covenants for fiscal years 2003 and 2004.  The covenants have been modified in connection with the Restructuring. See below Section F “2004 Financial Restructuring”.

Equity

Shareholders’ equity decreased to a deficit of € 59.9 million at September 30, 2004, compared to positive shareholders’ equity of € 1,084.4 million as-reported at September 30, 2003, reflecting the net loss for fiscal year 2004 of € 145.2 million and the € 1,151.6 million cumulative effect of a change in accounting principles related to the consolidation of the Financing Companies, partially offset by the € 152.2 million impact of the issuance of 26.7 million of new shares upon the maturity of the Group’s mandatorily convertible bonds (ORAs) in July 2004.

D.                          OUTLOOK

The Group believes that the implementation of its development strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what will hopefully be a stronger European travel and tourism market.

As a result of the Restructuring, the Group will benefit from a substantial improvement in its cash position. In addition, the Group’s strategy to increase the number of visitors is intended to boost revenues, which should result in increased EBITDA margin in the medium term.  At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortization resulting from the consolidation of the Financing Companies will continue to affect operating margin and net income.  The Group anticipates that it will record significant net losses for at least the next several years.

In fiscal year 2005, management is seeking to achieve attendance growth.  It believes that its seasonal events and new opportunities, such as the re-launch of Space Mountain and a new fireworks show celebrating the 50th anniversary of Disneyland in California, provide an opportunity to increase attendance, although attendance in the first half of fiscal year 2005 might be somewhat adversely impacted by the closure of Space Mountain in order to perform the necessary improvements, currently planned from January to March of 2005.  The Group hopes to improve occupancy at its Hotels by capturing a larger share of total visitors.  It expects that per guest spending at the theme parks will increase as a result of regular admission price increases and the re-balancing of hotel package pricing.  The re-balancing, which will not affect the overall package pricing of visitors to the Group’s Hotels, will attribute more of package prices to theme park attendance and less to overnight stays at the Hotels.

The Group’s targeted revenue growth in fiscal year 2005, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labor expenses due to an increase in the French minimum wage and reduction of subsidies related to the adoption of the 35-hour work week.  The Group will also seek to control marketing and sales expenses in order to meet its objective of maintaining EBITDA margins at approximately the same level as in fiscal year 2004.

The Group’s development strategy will result in part of the Group’s increased cash resources being devoted to increased capital expenditures and spending on major asset renovations.  In fiscal year 2005, the Group expects to record a substantial increase in capital expenditures, which could total approximately € 130.0 million based on the Group’s current budget (compared to € 29.3 million in fiscal year 2004).  The increase will result mainly from the re-launch of Space Mountain, the initial phase of the construction of new attractions and planned improvements in the magical atmosphere of the theme parks.  The Group anticipates significant, but somewhat lower, spending in fiscal years 2006 and 2007.  Afterwards, capital expenditures will be focused mainly on continued enhancements at the theme parks and the Hotels.

The information, assumptions and estimates that the Group has used to determine its objectives are subject to change or modification due to economic, financial and competitive uncertainties.  In particular, attendance could be affected by a number of factors, some of which are beyond the Group’s control, including the state of the European travel and tourism industry (including the potential impact of increased oil prices), geopolitical considerations, factors affecting the French tourism market (such as weather conditions and the overall economy), the perceived attractiveness of the Resort compared to other travel destinations, and whether the Group is successful in implementing its Development Strategy and achieving the objectives of that strategy.  Accordingly, the Group cannot give any assurance as to whether it will achieve the objectives described in this section, and it makes no commitment or undertaking to update or otherwise revise this information.

E.             OTHER MATTERS

E.1.         Tabular Disclosure of Contractual Obligations

See below Section F.1.1. “2004 Financial Restructuring — The Group’s Current Financial Obligations”.

E.2.         Off-Balance Sheet Obligations – Contingent Commitments

See below Section F.1.1. “2004 Financial Restructuring — The Group’s Current Financial Obligations”.

E.3.         Accounting Policies and Estimates

The Group believes that the application of the following accounting policies are important to its financial position and results of operations, and require judgements and estimates on the part of management.  For a summary of all of its accounting policies, See Note 2 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

Revenue Recognition

The Company has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenues flow.  It records revenues for the Resort Segment as the related service is provided to guests.  In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts.  In its Real Estate Development Segment, the Group recognizes revenue on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Contingencies and Litigation

The Group is continually involved in certain legal proceedings and tax audits and, as required, have accrued its estimate of the probable costs for the resolution of these claims.  The Group’s estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies.  It is possible, however, that future results of operations for any particular annual period could be materially affected by changes in assumptions or the effectiveness of the Group’s strategies related to these proceedings.

E.4.         New Accounting Pronouncements

Implementation of International Financial Reporting Standards (IFRS) and other legal requirements

The Group currently prepares its financial statements in accordance with French GAAP and prepares a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP.  In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including the Group, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after January 1, 2005 (this means fiscal year 2006 for the Group).  The Group plans to carry out a detailed impact assessment in the first half of fiscal year 2005 to identify:

•                       The differences between the Group’s current accounting and disclosure policies and IFRS,

•                       The changes to information systems that will be required to produce the required information,

•                       The data required to produce the opening IFRS balance sheet as of October 1, 2004.

F.             2004 FINANCIAL RESTRUCTURING

In this section, all financial statement items and other figures are as determined under French GAAP.

F.1.         General Overview

In September 2004, the Company and certain companies of the Group signed a Memorandum of Agreement with the Group’s main lenders and TWDC for a comprehensive Restructuring of the Group’s financial obligations.  In December 2004, the Company, TWDC and the lenders signed definitive agreements for the implementation of the Restructuring.  Those agreements, and the Restructuring, are subject to certain conditions described below.  The Restructuring is intended to provide new cash resources, to reduce or defer certain of the Group’s cash payment obligations and to give the Group the flexibility to invest in new attractions and in the development of the Resort and its surrounding areas.

The Company began negotiating the Restructuring in light of reduced revenues and increased losses that it incurred beginning in fiscal year 2003.  The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism combined with challenging general economic and geopolitical conditions in key markets.  While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues generated by the new park were below expectations.  The increased losses were a result of reduced revenues, as well as higher operating costs and marketing expenses in connection with the opening of the Walt Disney Studios Park.

As a result of this situation, the Company determined that it would not be able, in the absence of a new restructuring, to restore compliance with certain financial covenants contained in its credit agreements in the near term, or to meet certain of its financial obligations.  The Company also determined that, absent such a restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements at the Site.

The principal features of the Restructuring contemplated in the Memorandum of Agreement and the definitive agreements are the following:

•                the Company conducting a share capital increase (the “Share Capital Increase”) through an equity rights offering, with total gross proceeds of at least €250.0 million (before deduction of equity issuance costs), to be partially subscribed for by TWDC or one of its affiliates, with the remainder underwritten, subject to certain conditions, by a group of banks;

•                  the Company having access to additional financial resources under a new 10-year revolving credit line granted by TWDC in the amount of €150.0 million until September 30, 2009 and €100.0 million thereafter;

•                  the Group’s debt service obligations being deferred, and its obligation to maintain security deposits being eliminated (with its existing security deposits used to prepay certain debt), in exchange for an increased interest rate on a substantial portion of the Group’s debt;

•                  a portion of the management fees and royalties payable to affiliates of TWDC being deferred, on an unconditional basis for a amount of €125 million and on a conditional basis for an amount up to €200 million, with the conditional portion depending on the Company’s financial performance;

•                  the Company acquiring 82% of the issued share capital of EDA in exchange for the contribution by the Company to EDA of substantially all of its assets and liabilities.  TWDC will indirectly hold the remainder of EDA’s share capital.  The purpose of this transaction is to allow the Company to avoid making €292.1 million of payments (plus €16.0 million of interest) that would have been necessary in order for the Company to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions under the relevant lease and sub-lease; and

•                  the Group will have the authorization to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the Share Capital Increase and the reorganization described below, no later than March 31, 2005.  If those transactions do not occur by March 31, 2005, the parties to will have 30 days to negotiate an alternative arrangement.  If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement and the related definitive agreements will become null and void.

Once effective, the Restructuring is intended to provide significant liquidity, including protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures), as well as capital to invest in new rides and attractions.

F.1.1.      The Group’s Current Financial Obligations

The operating assets of the Group are financed using equity, borrowings and financial lease contracts. The lessors under the financial lease contracts are special purpose financing companies, which have been consolidated in the Group’s consolidated financial statements since October 1, 2003 (the first day of fiscal year 2004).  As a result, the liabilities under the lease contracts themselves are eliminated in the consolidation process, while the borrowings of the financing companies are reflected as debt in the Group’s consolidated balance sheet.

The Group’s financial obligations in respect of these borrowings were undertaken in several phases, corresponding generally to those described in Item 4  “Information on the Company” – Section A.1 “History of the Group”.  The CDC is one of the principal lenders to the Group, holding both senior loans and subordinated loans (including loans extended in 1999 to finance the construction of Walt Disney Studios Park).  The creditors in respect of other loans are bank syndicates.  The Group also benefits from advances made by the partners of the special purpose financing companies from which the Group leases assets (those partners are mainly banks, as well as other financing entities).  The Group also has use of a credit line granted by TWDC.

The Group’s obligations in respect of these loans and other commitments are described in more detail in Note 13, 14, 19b, 24 and 25 to the Group’s Consolidated Financial Statements.  The table below sets out the debt and lease structure as well as other long-term obligations as at September 30, 2004, prior to taking into account the Restructuring.

		Principal Payments Due
(€ in millions)	September 2004	Less than 1 year	1-3 years	3-5 years	More than 5 years
CDC Loans
Phase I Loans – Senior	127.5	0.6	1.7	2.1	123.1
Phase I Loans – Subordinated	402.7	2.0	5.2	6.9	388.6
Walt Disney Studios Park Loans – Subordinated	381.1	—	—	—	381.1
	911.3	2.6	6.9	9.0	892.8

Phase IA Asset Financing (primarily Disneyland Park)
Credit Facility (1)	340.1	65.0	126.5	148.6	—
Partner Advances	304.9	—	—	—	304.9
	645.0	65.0	126.5	148.6	304.9

Phase IB Asset Financing (Hotels and Disney Village)
Credit Facility (1)	150.5	14.2	32.5	40.3	63.5
Partner Advances	96.9	—	3.6	4.8	88.5
TWDC – Newport Bay Club Convention Center	17.3	—	—	—	17.3
	264.7	14.2	36.1	45.1	169.3

Existing TWDC Credit Line	125.0	125.0	—	—	—

Total Borrowings	1,946.0	206.8	169.5	202.7	1,367.0

Off-balance sheet lease options(2)	292.1	—	105.2	53.4	133.5
Contingent obligations(3)	207.5	—	—	24.6	182.9
Operating Lease Obligations (4)	82.7	16.2	25.6	15.1	25.8
Retirement indemnities obligation(5)	8.6	—	—	—	8.6
Purchase Obligations (6)	2.6	1.0	1.6	—	—
Other Long-Term Obligations (7)	22.5	—	0.7	2.3	19.5

Total Contractual Obligations (8)	2,562.0	224.0	302.6	298.1	1,737.3

(1)              Under French law, the legally controlled group (the Company and its subsidiaries) is jointly liable or has guaranteed these obligations under the terms of the related credit agreements (See Note 24 to the Consolidated Financial Statements in Item 17 – “Financial Statements”).

(2)              Represents off-balance sheet obligations linked to the Disneyland Park and ACP Assets leases as described in Note 25-1 to the Consolidated Financial Statements in Item 17 – “Financial Statements”.

(3)              Includes €24.6 million corresponding to TWDC waiver of royalties and management fees (See Note 19b to the Consolidated Financial Statements in Item 17 – “Financial Statements”) and €182.9 million corresponding to TWDC development fees subject to conditions (See Note 24 to the Consolidated Financial Statements in Item 17 – “Financial Statements”).

(4)              Represents operating lease commitments as described in Note 25-2 to the Consolidated Financial Statements in Item 17 – “Financial Statements”).

(5)              Represents the actuarially calculated obligation for employee retirement indemnities.  The obligation was calculated using an estimated inflation rate of 2.0%, a discount rate of 5.25% and a labor inflation rate between 2.75% and 3.25% and assuming that retirement dates are at the initiative of the employee.  The entire obligation has been reported in the “More than 5 years” column as the Group does not expect a significant number of retirements in the next five fiscal years. (See Notes 2 and 26 to the Consolidated Financial Statements in Item 17 – “Financial Statements”)

(6)              Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.

(7)              Represents a guarantee provided to the Seine-et-Marne Department (local governmental body). (See Note 13b to the Consolidated Financial Statements in Item 17 – “Financial Statements”)

(8)              Comprised of the following :

(€ in millions)
Liabilities recorded on the balance sheet	1,968.5
Off-balance sheet obligations	593.5
2,562.0

In addition, the Group has certain contractual commitments including performance guarantees and other contingent liabilities totaling approximately € 26.6 million, assuming the maximum potential obligation.

F.1.2.      Impact of the Restructuring on Group Cash Flow

The Restructuring is intended to improve the Group’s liquidity situation significantly by providing new financial resources and deferring payment obligations.  Once the Restructuring becomes effective, the principal cash impacts on the Group will be the following:

•                  the Group will have available €400.0 million in new financial resources in fiscal year 2005: €250.0 million from the Share Capital Increase (before deducting underwriting commissions and other costs linked to this Share Capital Increase) and €150.0 million from the TWDC New Credit Line. The amount of the TWDC New Credit Line will be reduced to €100.0 million after September 30, 2009, and it will expire on  September 30, 2014;

•                  the cash payments that the Group will be required to make in fiscal year 2005 in respect of its credit agreements and the existing TWDC Credit Line (whose maturity date was initially June 10, 2004 and has been deferred as part of the Restructuring) will be reduced by €241.4 million (after taking into account the increased interest that the Group will be required to pay).  In addition, the Group will realize reductions in cash outflow from similar deferrals through fiscal year 2009, as shown in the table below;

•                  the Group’s cash payments in respect of management fees and royalties due to TWDC subsidiaries will be reduced by €25.0 million per year up to and including fiscal year 2007, by between €25.0 million and up to €50.0 million per year in fiscal years 2008, 2009 and 2010, depending on financial performance of the Group, and by up to €25.0 million per year from fiscal years 2011 up to and including fiscal year 2015, depending on the financial performance of the Group; and

•                  following the legal restructuring described below under which EDA will become a subsidiary of the Company, the Group will realize significant cash savings in respect of amounts it otherwise would have had to pay to EDA to exercise its option to maintain its rights to the Disneyland Park and to certain of its key attractions.  These savings include €78.7 million that the Company would have had to make over approximately a two-year period starting in June 2006 to exercise the option to maintain its rights in respect of the Disneyland Park.  The cash savings also relate to €213.4 million of lease-related payments that the Company would have had to make over an eight-year period starting in July 2007 to exercise the option to maintain its rights over the “ACP Assets,” which are certain attractions constructed after the opening of Disneyland Park (including Space Mountain) , which the Company currently leases from EDA.

The following table sets out the impact of the Restructuring, assuming it is implemented, on the cash flows of the Group in comparison to its pre-Restructuring contractual obligations.  The table includes the impact of increased interest rates on debt service as described below in Sub-section F.2.2 entitled “Modifications to existing credit agreements - Other modifications to terms of credit agreements”.  For the sake of clarity, the table does not take into account the impact that deferrals of principal repayments, management fees and royalties and interest expenses will have on interest payments and interest income on cash balances.  These deferrals will improve the Group’s liquidity situation and potentially create supplementary financial income, but will also have the effect of increasing the Group’s borrowings and interest expenses.  In addition, the table does not take into account the capital investment expenditures in connection with the new development and investment plan, described above in Sub-section F.2.5 below entitled “Terms of the Restructuring - New development and investment plan”.  It also does not take into account the exceptional expenses linked to the Restructuring that remain to be paid in fiscal year 2005.

SIGNIFICANT IMPACTS OF THE RESTRUCTURING ON GROUP CASH FLOW

Impacts : Positive / (Negative)

	Fiscal Year ending September 30,
(€ in millions)	2005		2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	There- after	Net Impact

ADDITIONAL CAPITAL AND CREDIT RESOURCES:
Share Capital Increase (1)	230.0		—	—	—	—	—	—	—	—	—	—	—	230.0
TWDC New Credit Line (2)	150.0		—	—	—	—	(50.0)	—	—	—	—	(100.0)	—	—
Sub-Total	380.0		—	—	—	—	(50.0)	—	—	—	—	(100.0)	—	230.0

CASH SAVINGS AND ADDITIONAL COSTS:
Savings on Obligations Pursuant to Legal Reorganization (3)	—		13.9	91.3	26.7	26.7	26.7	26.7	26.7	26.7	26.7	—	—	292.1
Waiver by TWDC on Existing TWDC Credit Line	10.0		—	—	—	—	—	—	—	—	—	—	—	10.0
Waiver by CDC of certain Future Interest Expense	—		2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	—	—	—	20.0
Impact of Increased Interest Rates (4)	(9.3)		(9.7)	(9.7)	(9.3)	(7.6)	(5.7)	(3.8)	(1.8)	(1.0)	(0.9)	(0.4)	(3.5)	(62.7)
Sub-Total	0.7		6.7	84.1	19.9	21.6	23.5	25.4	27.4	28.2	25.8	(0.4)	(3.5)	259.4

LONG-TERM DEFERRALS OF CASH EXPENDITURES (5):
Rescheduling of Bank Debt Service Requirements	129.8	(6)	76.0	93.4	47.5	8.5	(35.1)	(28.0)	(54.3)	(47.7)	2.2	7.3	(199.6)	—
Deferral of Repayment of Existing TWDC Credit Line	110.0		—	—	—	—	—	—	—	—	—	—	(110.0)	—
Deferral of Management Fees and Royalties	—		25.0	25.0	25.0	25.0	25.0	—	—	—	—	—	(125.0)	—
Deferral NBC Convention Center Lease Payments	0.9		1.2	1.2	1.4	1.4	0.5	0.5	0.5	0.5	0.5	0.5	(9.1)	—
Sub-Total	240.7		102.2	119.6	73.9	34.9	(9.6)	(27.5)	(53.8)	(47.2)	2.7	7.8	(443.7)	—

Total Unconditional Impacts	621.4		108.9	203.7	93.8	56.5	(36.1)	(2.1)	(26.4)	(19.0)	28.5	(92.6)	(447.2)	489.4

MAXIMUM CONDITIONAL DEFERRALS OF CASH EXPENDITURES (5):

Conditional Deferral of Management Fees and Royalties	—		—	—	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	(200.0)	—
Conditional Deferral of CDC Interest	—		20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	22.6	22.6	(206.0)	—
Sub-Total	—		20.1	20.1	45.1	45.1	45.1	45.1	45.1	45.1	47.6	47.6	(406.0)	—

Total Unconditional and Conditional Impacts	621.4		129.0	223.8	138.9	101.6	9.0	43.0	18.7	26.1	76.1	(45.0)	(853.2)	489.4

(1)              After deduction of estimated Share Capital Increase costs of  €20.0 million.

(2)              As at December  31, 2004, €5.0 million has been drawn on this line.

(3)              Excludes interest savings of approximately €16.0 million.

(4)              Represents cost of increased interest rates negotiated as part of the Restructuring using the post-restructuring maturity schedule, but excluding the impact that the creation of new debt from the deferrals will have on interest charges.

(5)              Excludes impact of annual interest on the deferred amounts, which will be added to borrowings and paid starting in Fiscal Year 2023.

(6)              Represents the net impact of the elimination of the debt security deposits (€100 million) and the deferrals of the debt repayments (net of the €110 million prepayments) and the deferral of €58 million of accrued interest.

F.1.3.                    Impact of the Restructuring on the Group’s Debt Maturity Profile

The table below sets out the scheduled principal maturities of the Group’s borrowings as at September 30, 2004 before and after the Restructuring (assuming it will be fully implemented):

	Scheduled maturities (€ in millions)
Fiscal Year	Before Restructuring		After Restructuring		Change

2005	206.8	(1)	110.0	(2)	96.8
2006	76.0		—		76.0
2007	93.4		—		93.4
2008	107.6		60.1		47.5
2009	95.0		86.5		8.5
Thereafter	1,367.2		1,737.4		(370.2)
Sub-total	1,946.0		1,994.0		(48.0)

Accrued Interest	106.8		48.8		58.0

Total Borrowings	2,052.8		2,042.8		10.0

(1)              Fiscal Year 2005 scheduled maturities before Restructuring include €125.0 million representing the amount outstanding under the Existing TWDC Credit Line.  After Restructuring, €10.0 million of this amount will be the subject of a debt forgiveness, €110.0 million will be converted into long-term subordinated debt (included in the “Thereafter” amount) and the remaining €5.0 million has been reimbursed by a drawing on the TWDC New Line of Credit.

(2)              Amount corresponds to the prepayments described in Sub-section F.2.2 below entitled “Modifications to Existing Credit Agreements — Payments to occur when the Share Capital Increase is completed”.

F.1.4.      Impact of the Restructuring on the Group’s Financial Statements

The measures contemplated in the Restructuring will significantly impact the cash flows and financial position of the Group.  Certain of the financial statement impacts will be recorded immediately upon the completion of the Restructuring while others will be realized over a period of several years as follows:

•                  the Share Capital Increase will increase the Group’s cash and shareholders’ equity in fiscal year 2005;

•                  the deferrals of principal repayments and increases in the margin paid over EURIBOR on certain tranches of the Group’s debt will increase interest charges over the remaining term of this debt until 2013;

•                  the payment deferrals of management fees and royalties due to TWDC subsidiaries and CDC interest expense, will increase long-term subordinated debt, which will also increase annual interest expenses.  However, these payment deferrals will not reduce the annual expenses recorded in the Group’s consolidated income statement for management fees, royalties and CDC interest expense, as the amount corresponding to these deferred amounts, even though they will have been deferred, will be accrued as expenses;

•                  the waiver of debts by certain creditors will increase the Group’s net results and cash flows; and

•                  the changes in the Group’s organizational structure relating to EDA will increase retained earnings and result in a corresponding decrease in minority interests, in order to reflect the respective ownership interests of the Company and TWDC in EDA’s share capital following the completion of the reorganization.

A more detailed analysis of these impacts on the Group’s balance sheet as of September 30, 2004 and net income in Fiscal Year 2004 is presented below in the Sub-section F.4 entitled “Pro-Forma Financial Information”.

F.2.         Terms of the Restructuring

This Sub-section summarizes the main aspects of the Restructuring.  The Memorandum of Agreement and the related definitive agreements, which set forth the detailed provisions relating to the Restructuring, have been filed with the Securities and Exchange Commission as an exhibit to this Annual Report.

The Restructuring (and the entry into effect of certain documents executed December 1, 2004 relating to the implementation of the Restructuring) is subject to the condition that the Share Capital Increase and legal reorganization described below be completed by March 31, 2005, and certain elements of the Restructuring will only come into force on the date on which those operations are completed.  If this does not occur, then the parties will have 30 days to negotiate an alternative arrangement, failing which most of the Restructuring measures (including the deferral of the Group’s debt payment obligations accepted by its creditors) will not take effect or will become null and void.

F.2.1.      New Capital and Credit Resources

Share capital increase

The Company will conduct the Share Capital Increase in the amount of at least €250 million (including issue premium), before deducting underwriting commissions and related expenses (estimated at a total of approximately  €20 million).  The Share Capital Increase was approved by the general shareholders’ meeting of the Company on December 17, 2004.  The Company hopes to complete the Share Capital Increase as soon as possible, and in any event by March 31, 2005, assuming market conditions permit the offering to take place in that time frame.

TWDC has undertaken to subscribe, or to cause an affiliate to subscribe, for new shares in the Share Capital Increase in a minimum amount of €100 million (including issue premium).  Certain of the banks that are parties to the Restructuring have agreed to underwrite the remainder of the Share Capital Increase (except to the extent that any other shareholder of the Company commits to subscribe for new shares), subject to certain conditions, including in particular that all required regulatory approvals be obtained and that market conditions permit the share capital increase to go forward.

New credit line

TWDC has made available to the Company as of October 1, 2004 a new revolving credit line (the “TWDC New Credit Line”) for a term of 10 years, bearing interest at the rate of 1, 3 or 6-month EURIBOR (depending on the interest period chosen by the Company), and with a maximum principal amount of €150 million.  This amount will be reduced to €100 million from October 1, 2009.  As at December 31, 2004, the Company has drawn €5 million under the TWDC New Credit Line.

If the conditions for full implementation of the Restructuring are not satisfied by March 31, 2005, and the parties are not able to negotiate an alternative arrangement during the subsequent 30-day period, then the TWDC New Credit Line will terminate, and amounts outstanding will become due and payable.  Notwithstanding this, the repayment of such amounts, up to a maximum of €57.7 million (corresponding to the difference between the original amount of the Existing TWDC Credit Line of €167.7 million, and the portion of this amount that will be converted into long-term debt of €110.0 million.  See sub-section F.2.2 below entitled “Modifications to Existing Credit Agreements - Deferral of payments”) will be subordinated, so that payments may not be made in the event that, and for so long as, any amounts due and payable under the Group’s credit agreements (other than the CDC Walt Disney Studios Park Loans and the Phase IA Partner Advances) have not been paid.

F.2.2.      Modifications to Existing Credit Agreements

The Memorandum of Agreement provides for a number of modifications to the Company’s existing debt and lease agreements.  These modifications concern in particular the provisions governing payment of debt service during the transition period until the conditions to full implementation of the Restructuring are met, provisions governing prepayments to be made once those conditions are met, and provisions that will apply (or remain effective, in the case of certain provisions that have been conditionally effective since June 10 and October 1, 2004) upon full implementation of the Restructuring.

The definitive agreements relating to the modifications were signed on December 1, 2004 and are subject to the conditions precedent relating to the implementation of the Restructuring.

Payments of debt service until full implementation of the Restructuring

The Group will be required to make payments under most of its credit agreements until the conditions to full implementation of the financial Restructuring are met.  The Company expects that the Group’s own resources (including proceeds from the TWDC New Credit Line) will be sufficient to allow these payments to be made.  Certain payments described in the next Sub-section will be made as specifically set forth in that Sub-section.

Since October 1, 2004, principal payments under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement (€18.8 million) have been and will continue to be made from funds currently held as a security deposit for the benefit of the Group’s lenders (which amounted to €100.6 million as at September 30, 2004, including accrued interest).  From October 1, 2004 through March 31, 2005, €27.9 million of principal will be due in respect of these facilities.  In addition, until October 31, 2004, principal payments under the senior CDC Phase I Loans (amounting to €0.2 million) were made from interest income accrued on the security deposit.

Payments to occur when the Share Capital Increase is completed

On the date on which the Share Capital Increase is completed, the Group will make certain prepayments in respect of part of the principal amount outstanding under some of its credit agreements (which will require the Group to pay related penalties in an aggregate amount of €0.3 million), as well as certain additional payments, as follows:

•                 the Company will prepay €10.0 million due in respect of the CDC Phase I Loans;

•                 the Company will pay the 2004 interest instalment, normally due on December 31, 2004, under the CDC Walt Disney Studios Park Loans, in the amount of €19.6 million; and

•                 the remaining balance of the security deposit will be used to prepay part of the principal amount outstanding under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement, in an amount equal to the difference between €100.0 million and the amount withdrawn from the security deposit prior to full implementation of the Restructuring (as described in the Sub-section “Payments of debt service until full implementation of the Restructuring” above).

Deferral of payments

The Memorandum of Agreement provides for significant deferrals of payments in respect of the Group’s credit agreements.  Certain of those deferrals took effect beginning on October 1, 2004, but will become null and void if the Share Capital Increase is not completed by March 31, 2005 and renegotiations are not successful within the 30 following days, and other deferrals do not take effect until completion of the Share Capital Increase (and would never take effect if the Share Capital Increase were not to occur by March 31, 2005 and renegotiations were unsuccessful within the 30 following days).  The payment deferrals provided for in the Memorandum of Agreement include the following:

•                 the principal repayment dates or commitment reduction dates under the Phase IA Credit Facility will be deferred by three and a half years, with the final principal repayment date falling on May 31, 2012 (instead of November 30, 2009);

•                 the principal repayment dates in respect of the Phase IB Credit Facility and of tranche C of the Phase IB Partner Advances Agreement (€18.8 million as of September 30, 2004) will be deferred by three and a half years and the final maturity date will occur on November 5, 2012 (instead of February 5, 2012 and February 5, 2014, respectively);

•                 the principal repayment dates falling from 2004 to 2016 in respect of the CDC Phase I Loans will be deferred by three and a half years (principal instalments from 2017 through 2023 will remain unchanged);

•                 the principal repayment dates under the Phase IA Partner Advances and the Phase IB Partner Advances (other than tranche C) will be deferred automatically as a result of the deferrals referred to above;

•                 the €58.0 million of interest accrued with respect to the calendar years 2001 to 2003 under the CDC Walt Disney Studios Park Loans, payment of which had been deferred in accordance with the terms of the contracts relating to these loans, will be converted into a long term loan, repayable in 2023, and subject to the same terms and conditions as the existing tranches of those loans;

•                 interest accrued from fiscal year 2005 through fiscal year 2014 under the CDC Walt Disney Studios Park Loans including the new €58.0 million long-term loan referred to above (in the aggregate, €22.6 million of interest per year) will be subject to conditional deferral. The maximum amount of such conditional deferral will be €20.1 million per year from fiscal years 2005 through 2012 (as €2.5 million will be permanently forgiven in each of such fiscal years) and €22.6 million per year for fiscal years 2013 and 2014.  The amount of such conditional deferral will depend on an annual performance indicator that is defined as earnings before interest, taxes, depreciation and amortisation, subject to a number of adjustments described below (the “Performance Indicator”), in comparison to an annual reference level for the Performance Indicator.  See Sub-section F.2.7 entitled “Performance Indicator” below.  Deferred interest will be converted into a long-term subordinated debt obligation, bearing interest at 5.15% per annum (interest being capitalised through January 1, 2017 and payable annually thereafter), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid in full, starting in 2023;

•                 the amount outstanding under the Existing TWDC Credit Line, i.e. €110.0 million (after taking into account the forgiveness of €10.0 million that occurred on October 1, 2004), will be converted into a long-term subordinated debt obligation, bearing interest at 12-month EURIBOR (capitalised through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid in full, starting in 2023; and

•                 the portion of the rent payment representing principal amortisation under the financial lease for the Newport Bay Club Convention Centre will be deferred by five years (with the 2017 final maturity date remaining unchanged).

Other Modifications to terms of credit agreements

In addition to the payment deferrals referred to above, the terms of the Group’s credit agreements will be modified in a number of respects upon satisfaction of the conditions to full implementation of the Restructuring.  The significant modifications include the following:

•                  the margin over EURIBOR applicable under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partners Advances Agreement will be increased to 3% per annum (instead of an average of 1%) effective retroactively to October 1, 2004.  The interest accrued at the increased rates will be paid for the first time when the Share Capital Increase is completed and then on each interest payment date thereafter;

•                  the annual interest rate applicable to the CDC Phase I Loans (currently fixed at 5.15%) will be increased to 7.15% on €48.3 million of principal, effective retroactively to October 1, 2004.  The interest accrued at the increased rates will be paid for the first time when the Share Capital Increase is completed and on each interest payment date thereafter;

•                  no further security deposits will be required to be maintained in favor of the Group’s creditors;

•                  From January 1, 2005 until December 31, 2007, prepayment under the Phase IA Credit Facility, the Phase IB Credit Facility and tranche C of the Phase IB Partner Advances Agreement can be made in whole only, and then only up to the following percentages of the then outstanding principal amount:

•                  from January 1, 2005 to December 31, 2005: 103%;

•                  from January 1, 2006 to December 31, 2006: 102%; and

•                  from January 1, 2007 to December 31, 2007: 101%;

In addition, the Group will undertake to implement the investment program described below in Section F.2.5, “New Development and Investment Plan,” and to furnish a quarterly report on the program to the lenders, together with a report of an independent expert.

The Restructuring will also result in a change in the financial covenants of the Group.  The gross operating profit ratio covenant will be deleted and will be replaced by a debt service coverage ratio requirement.  From fiscal year 2006 through fiscal year 2014, inclusive the debt service coverage ratio requirement will apply only if the Performance Indicator for a given fiscal year is below its annual reference level for purposes of this covenant, as described below in Sub-section F.2.7, “Performance Indicator.”  Thereafter, the debt service coverage ratio requirement will apply without regard to the Performance Indicator until the repayment in full of the CDC loans for Walt Disney Studios Park.

The debt service coverage ratio is defined as the ratio of :

•                  the Group’s Performance Indicator for a given year, less any royalties and management fees payable to affiliates of TWDC that are not deferred, less the amount of certain  expenditures for major renovations and certain other capital investments, less any corporate income tax paid, plus certain financial investment income, to

•                  the Group’s total debt service obligations.

For any fiscal year in which the ratio applies, the Group will be required to maintain a forecast ratio calculated on the basis of the debt service obligations for that fiscal year (fiscal year “N”) based on the Euribor rate for fiscal year N, and on the basis of the debt service obligations for the immediately following year (fiscal year “N+1”), based on the adjusted Euribor rate for fiscal year N+1.  The required debt service coverage ratio levels are set forth in the following table:

Fiscal Year	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 and beyond
DSCR N		1,80	2,35	1,45	1,20	1,05	1,00	1,00	1,10	2,60	1,40	3,10	1,30
DSCR N+1		2,45	1,30	1,20	1,00	1,00	1,00	1,05	2,50	1,05	2,90	1,30	1,30

If the required debt service coverage ratio is not met in respect of a given fiscal year in which the ratio applies, the Group’s lenders may require the immediate repayment of the Group’s financial debt.  However, the Group may restore the ratio to its required level by raising additional equity capital or subordinated debt, or by obtaining forgiveness or deferral of amounts that would otherwise be payable.

The Group’s maximum authorized investments will also be modified.  Current investments (meaning capital and major fixed asset renovation expenditures, excluding development investment) are currently limited to approximately 3% of consolidated revenues (excluding revenues from participant agreements).  After the Restructuring, the maximum amount of current investments will be €81.7 million in fiscal year 2005, €62.3 million in fiscal year 2006, €51.8 million in fiscal year 2007, €51.5 million in fiscal year 2008 and €68.7 million in fiscal year 2009, with the amounts potentially subject to adjustment upwards or downwards depending on revenues recorded.  After fiscal year 2009, if the Group has not exhausted the cash flow benefits amount of potential deferrals of interest on the CDC loans for Walt Disney Studios Park and royalties and management fees, current investments may be made in an amount up to 5% of consolidated revenues for the prior fiscal year (excluding revenues from participant agreements), subject to a maximum amount of 25% of the reference Performance Indicator for the prior fiscal year.

The Group will also have the right to sign financial leases for the purpose of financing authorized investments in an amount of up to €10 million per year, subject to a maximum outstanding amount at any time (on a cumulative basis with other non-financial debt) of €50 million.

F.2.3.                  Management fees and royalties payable to TWDC

Deferrals of management fees and royalties payable to TWDC

The Memorandum of Agreement contemplates both conditional and unconditional deferrals of management fees and royalties payable by the Company to TWDC, as follows:

•                  €25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 will be unconditionally deferred and converted into a subordinated long-term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalized through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023;  and

•                  additional management fees and, as necessary, royalties, in a maximum aggregate amount of €25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral.  The amount of such conditional deferral will depend on the Performance Indicator for the relevant fiscal year, as describe in Sub-section F.2.7, “Performance Indicator.”  Deferred amounts will be converted into a subordinated, long-term debt obligation with the same terms as those applicable to the unconditionally deferred amounts.

Payment due upon completion of the Share Capital Increase

Management fees and royalties due by the Company in respect of fiscal year 2004, in the amount of €57.7 million, will be due and payable upon completion of the Share Capital Increase.  If the Share Capital Increase does not occur by March 31, 2005 and the parties to the Memorandum of Agreement are unable to negotiate an alternative arrangement during the subsequent 30-day period, then such royalties and management fees will be due and payable upon the expiration of such 30-day period.

F.2.4.                  Elimination of lease and sub-lease-related payments pursuant to the legal reorganization

EDA currently leases the Disneyland Park from Euro Disneyland SNC, a special purpose finance company (also known as the “Phase IA Financing Company”), under a finance lease (crédit-bail, the “Disneyland Park Lease”) and sub-leases the Disneyland Park to the Company under a sub-lease (the “Disneyland Park Sub-Lease”).  EDA is also the owner of the ACP Assets, which consist of certain key attractions of the Disneyland Park constructed after the Disneyland Park first opened (including Space Mountain).  EDA leases these ACP Assets to the Company under a separate lease (the “ACP Lease”).  Both EDA and Euro Disneyland SNC have been consolidated in the Group’s consolidated financial statements since October 1, 2003.

In order to recover its rights with respect to the Disneyland Park Lease, the Company would need to pay to EDA a lease option fee provided for in the Disneyland Park Sub-Lease of €78.7 million over approximately a two-year period starting in June 2006 plus a variable interest rate based on EURIBOR.  If this option were exercised, the Company would become the primary lessee (instead of EDA) of the Disneyland Park, of which Euro Disneyland SNC is the owner.  Additionally, in order to reacquire title to the ACP Assets, the Company would be required to pay a repurchase price under the ACP Lease of €213.4 million payable in eight annual instalments starting in July 2007, plus interest at a rate of 1% per annum.

To avoid the need to make these payments to maintain its rights to the Disneyland Park and the ACP Assets, the Company will implement a legal reorganisation pursuant to which it will contribute substantially all of its assets and liabilities to EDA, receiving 82% of the share capital of EDA in exchange for the Contribution.  TWDC will hold indirectly 18% of the share capital of EDA.

Following completion of this transaction, the Disneyland Park Sub-Lease and the ACP Lease between EDA and the Company will terminate as a result of EDA’s becoming both the lessor and lessee thereunder, and as a result no further payments will be due in respect of those arrangements.  The Company will become a holding company, the main asset of which will be its 82% shareholding in EDA, while EDA will become the principal operating company of the Group.

F.2.5.                  New Development and Investment Plan

The Memorandum of Agreement provides the Group with the necessary bank authorisations for a €240.0 million capital development program to be carried out between fiscal years 2005 and 2009 primarily consisting of investments in Theme Park attractions.  These new investments will include a new attraction in the Disneyland Park and new attractions focused on families with small children as well as a major new attraction in the Walt Disney Studios Park.  See Item 4, “Information on the Company” – Section A.2. “Strategic Overview.”  The timing for completion of these expenditures is currently planned as follows:

Fiscal Year	(millions of €)
2005 (and before)	75
2006	75
2007	50
2008	30
2009 (and beyond)	10
Total	240

In addition, the Memorandum of Agreement provides the Group with greater flexibility in determining the appropriate level of recurring capital expenditures, as described above in Sub-section F.2.2, “Modifications of Existing Credit Agreements – Other Modifications to Terms of Credit Agreements.”

F.2.6.                  Other measures

Maintenance of TWDC’s interest in the Company’s capital

TWDC has undertaken to hold, directly or indirectly, at least 39% of the common stock of the Company until December 31, 2016.

Amendment of the Master Agreement

The legal reorganization necessitated some technical amendments to the Master Agreement, and these amendments were made pursuant to an amendment agreement signed on December 22, 2004.

F.2.7.                  Performance Indicator

The financial obligations of the Group following the Restructuring will be determined on the basis of a financial Performance Indicator for each fiscal year, which is approximately equal to the Group’s earnings before interest, taxes, depreciation and amortization, adjusted for certain items.  The Performance Indicator will be used to determine:

•                  the amount of interest on the CDC Walt Disney Studios Park Loans that is to be deferred in respect of each fiscal year;

•                  the amount of royalties and management fees payable to affiliates of TWDC that is to be deferred in respect of each fiscal year; and

•                  the Group’s compliance with its financial covenant requirements.

In each case, the relevant determination will be made by comparing the actual Performance Indicator for a given fiscal year to a reference Performance Indicator for that year (the “Reference Performance Indicator”).  There are three separate Reference Performance Indicators, one for each calculation.  The Reference Performance Indicators have been established solely for purposes of the contractual obligations to which they apply, and do not reflect a prediction or forecast of the future operating performance of the Group.

The Performance Indicator for a given fiscal year will be equal to the Group’s consolidated net income (loss), after profit or loss allocated to minority interests, as reported in the consolidated audited financial statements for such fiscal year determined in accordance with generally accepted accounting principles and rules in France, consistently applied:

•                  plus minority interests as reported in the consolidated statement of income;

•                  plus net income tax expense or benefit (current and deferred);

•                  less income (loss) from affiliates accounted for under the equity method;

•                  less the net impact of all waivers of debt or commercial or financial payables, etc. which may be granted by TWDC or its subsidiaries;

•                  plus the net impact (positive or negative) of depreciation and movements in reserves on tangible, intangible assets (including goodwill) and deferred charges as well as exceptional reserves and impairment charges on these asset categories;

•                  plus the net impact (positive or negative) of movements in: (i) current asset reserves (for example, receivables and inventories); (ii) provisions for risks and charges and (iii) provisions recorded in exceptional earnings;

•                  plus operating expenses related to actual expenditures for major fixed asset renovations;

•                  less net gains and losses on the sale or abandonment of tangible or intangible assets;

•                  less financial income net of financial charges, excluding charges related to bank card commissions;

•                  plus management fees and royalties payable to TWDC expensed for such fiscal year.

CDC Walt Disney Studios Park Loans

If the Performance Indicator for a given fiscal year is less than the Reference Performance Indicator set forth below for such fiscal year, then interest on the CDC Walt Disney Studios Park Loans will be deferred in an amount for such fiscal year equal to the excess of the Reference Performance Indicator over the Performance Indicator.  For purposes of the conditional deferral of interest on the CDC Walt Disney Studio Park Loans, Reference Performance Indicator will be equal to €230.6 million, €263.9 million, €257.5 million, €280.4 million, €288.1 million, €292.2 million, €315.6 million, €327.7 million, €340.8 million and €355.6 million for each of fiscal years 2005 through 2014, respectively.

Royalties and Management Fees

If the Performance Indicator for a given fiscal year is less than the Reference Performance Indicator set forth below for such fiscal year, then royalties and management fees otherwise due to affiliates of TWDC will be deferred in an amount equal to the excess (up to a maximum of €25.0 million) of the Reference Performance Indicator over the Performance Indicator.  For purposes of the conditional deferral of royalties and management fees, the Reference Performance Indicator will be €282.5 million, €305.4 million, €313.1 million, €317.2 million, €340.6 million, €352.7 million, €365.8 million and €380.6 million for each of fiscal years 2007 through 2014, respectively.

Financial Covenants

If the Performance Indicator for a given fiscal year from fiscal year 2006 through fiscal year 2014 is less than the Reference Performance Indicator set forth below, then the Group will be required to comply with the debt service coverage ratios described in Sub-section E.2.2, “Modifications of Existing Credit Agreements – Other Modifications to Terms of Credit Agreements.”  For purposes of this financial covenant, the Reference Performance Indicator will be €243.7 million, €237.3 million, €260.2 million, €267.9 million, €272.0 million, €295.4 million, €307.5 million, €318.1 million and €332.9 million for each of fiscal years 2006 through 2014, respectively

Changes in Accounting Principles

In the event of a change in accounting principles and rules (in particular in connection with the implementation of IFRS beginning in fiscal year 2006) and/or changes in the scope of consolidation of the Group, the Performance Indicator and, if necessary, the Reference Performance Indicator will be adjusted to reflect the accounting change.

F.3.                            Presentation of the Group’s Legal Reorganization

As described above, in order to avoid making substantial cash payments to maintain its right to continue operating certain of its key assets, the Group will implement a legal reorganization.  In the reorganization, substantially all of the operating activities of the Company will be transferred to EDA, which will become the Company’s principal operating subsidiary. The Company will become a holding company, the main asset of which will be its 82% shareholding in EDA.

The charts below present a summary of the Group’s legal structure before and after the legal reorganization:

F.3.1.  Existing Legal Structure

* Including Kingdom 5-KR-135, Ltd (Prince Alwaleed) (15.9%)

F.3.2.      New Legal Structure

* Including Kingdom 5-KR-135, Ltd (Prince Alwaleed) (15.9%)

F.3.4.  Structure and Timing of the Legal Reorganization

The legal reorganization will be implemented through the contribution (apport partiel d’actif) by the Company of substantially all of its assets and liabilities to EDA.  In addition to the Company’s operating assets, the contribution will include €205 million in cash, equal to the net proceeds of the Share Capital Increase, after deducting an amount sufficient to pay the Company’s ongoing administrative expenses following the reorganization.  All of the Company’s employees will be transferred to EDA, except for a limited number of employees who will be responsible for the Company’s day-to-day administration.

The contribution is scheduled to take place on the date of the Share Capital Increase.  However, for French accounting and tax purposes, the contribution will take effect retroactively as of October 1, 2004.

In exchange for the contribution, the Company will receive approximately 82% of the outstanding share capital of EDA.  The contribution has been the subject of a statutory appraisal performed by independent contribution auditors as required by French law.  The report of the contribution auditors, as well as an English translation of the report, are included in the materials made available to the general shareholders’ meeting of the Company that took place on December 17, 2004, and are available on the Company’s website, www.Eurodisney.com.  The report does not form a part of, and is not included in, this Annual Report on Form 20-F.

F.3.5.                  Accounting treatment of the Contribution

EDA has been included within the scope of consolidation of the Group since October 1, 2003, as a consolidated special purpose financing company.  The completion of the contribution will not affect the individual values of the assets and liabilities, which will retain their historical consolidated book values.  The only significant accounting impact of the contribution on the consolidated financial statements of the Group will be an increase in retained earnings and an equivalent decrease in minority interests, in order to reflect the Company’s 82% ownership interest in EDA following the contribution.

F.3.6.  Corporate governance

EDA is a French société en commandite par actions (SCA), the same type of legal entity as the Company.   See Item 10, “Additional Information ,”  Section B - “Memorandum and Articles of Association” for a description of the governance structure of an SCA under French law.

As is the case with the Company, EDA will be managed by a management company, appointed by EDA’s general partners.  The management company of EDA is Euro Disney S.A.S., an affiliate of TWDC.  Euro Disney S.A.S. is also the Company’s management company.  Following the contribution, Euro Disney S.A.S. will receive a management fee from EDA calculated in the same manner as the management fee it currently receives from the Company, and the management fee payable by the Company will be a fixed to €25,000 per year.  The management fee payable by EDA will be subject to the conditional and unconditional deferral provisions agreed in the Restructuring, as described above.

Following the contribution, the Company will hold approximately 82% of the voting rights at EDA’s shareholders meetings, and as a result will have the right to name the members of EDA’s Supervisory Board.  EDA’s general partners will include a wholly-owned subsidiary of the Company (which will have 82% of the voting rights of the general partners) and two wholly-owned subsidiaries of TWDC (which together will have the remaining 18% of the voting rights).

Because EDA will be the principal operating subsidiary of the Company after the contribution, and the Company will be a holding company, the by-laws of EDA, the Company and the Company’s subsidiary that will be a general partner of EDA will be amended to reproduce certain shareholder protection measures currently in the by-laws of the Company:

•                  EDA’s by-laws will provide that any significant agreement between EDA and the management company or an affiliate of the management company (such as TWDC) will require the approval of the Supervisory Board of EDA.   Any officer or employee of the management company or its affiliates that is a member of the Supervisory Board will not have the right to vote on any such agreement.

•                  EDA’s by-laws will provide that the EDA extraordinary shareholders meeting must approve matters with respect to EDA that the Company’s extraordinary shareholders meeting must currently approve with respect to the Company, such as changing EDA’s share capital, dissolving EDA, effecting a merger of EDA or certain other extraordinary transactions.  The Company’s by-laws will require the Company’s management company to obtain approval of the Company’s shareholders before voting at EDA’s extraordinary shareholders meetings with respect to these matters.

•                  The by-laws of the Company’s subsidiary that will be a general partner of EDA (holding 82% of the voting rights of the general partners) will provide that the Company’s approval will be required before EDA’s management company can be removed or appointed, or before the general partner votes on certain matters submitted to EDA’s extraordinary shareholders meeting (those matters require general partner approval as well as shareholder approval under French law).  The Company’s by-laws will require the Company’s management company to obtain approval of the Company’s shareholders before approving most such actions by EDA’s general partner.

While these provisions will replicate at EDA’s level many of the protections currently afforded at the Company’s level to the Company’s shareholders, the protections will not be identical.

F.4.                            Pro-Forma Financial Information

The pro-forma financial information below has been presented because the Group believes it is useful to the reader in understanding the anticipated impact of the Restructuring on its balance sheet prepared in accordance with French GAAP. In addition, similar information has been provided in the Company’s public documents filed in France. The pro-forma financial information has not been prepared to comply with Article 11 of Regulation S-X. In addition, the Company has not reconciled nor has it made determinations with respect to what the accounting for the Restructuring will be in accordance with U.S. GAAP. The accounting for the Restructuring in accordance with U.S. GAAP could differ significantly from that to be applied (and reflected in the pro-forma financial information) under French GAAP.

The pro-forma consolidated balance sheet of the Group, set out below, presents the anticipated impact that the Restructuring would have had on the Group’s September 30, 2004 balance sheet, prepared as if all conditions of the Memorandum of Agreement had been met and the Restructuring measures had become effective as at that date.

Pro-Forma Consolidated Balance Sheet

As at September 30, 2004

(€ in millions)	As-Reported	Adjustments		Pro-Forma

Fixed Assets and Financial Assets	2,511.6	(100.0	)(1)	2,411.6

Current assets	305.4	213.7	(2)	519.1

Deferred charges	59.6	(2.8	)(3)	56.8

Total Assets	2,876.6	110.9		2,987.5

Shareholders’ equity (deficit)
Share capital and premium	1,246.4	230.0	(3)	1,476.4
Retained earnings (accumulated deficit)	(1,306.3)	215.6	(4)	(1,090.7)
	(59.9)	445.6		385.7

Minority interests	339.6	(214.7	)(4)	124.9

Provisions for risks and charges	98.2	––		98.2

Borrowings	2,052.8	(120.0	)(5)	1,932.8

Current liabilities and deferred revenues	445.9	––		445.9

Total Shareholders’ Equity and Liabilities	2,876.6	110.9		2,987.5

The following elements of the Restructuring have been taken into account in setting out the pro-forma consolidated balance sheet:

(1)              Represents the prepayment of outstanding borrowings with the remaining balance of the debt security deposit as of September 30, 2004 in the amount of €100.0 million.

(2)              Represents estimated impact on current assets (€ in millions):

Proceeds from Share Capital Increase	250.0
Share Capital Increase costs to be incurred in Fiscal Year 2005	(17.2)
Restructuring costs (exceptional expenses)	(9.1)
Prepayment of CDC Phase I Loans	(10.0)
213.7

(3)              Represents estimated net proceeds from Share Capital Increase (€ in millions):

Proceeds from Share Capital Increase	250.0
Share Capital Increase costs incurred in Fiscal Year 2004	(2.8)
Share Capital Increase costs to be incurred in Fiscal Year 2005	(17.2)
230.0

(4)              Impact of the legal reorganization and the Contribution on retained earnings and minority interests of EDA as at October 1, 2004 (€ in millions):

	Retained Earnings	Minority Interests	Total
Reclassification of minority interests in EDA to retained earnings based upon 82% / 18% split	216.5	(216.5)	––
Restructuring costs to be incurred in Fiscal Year 2005 before allocation to minority interests	(9.1)	––	(9.1)
Debt forgiveness in respect of Existing TWDC Credit Line	8.2	1.8	10.0
	215.6	(214.7)	0.9

(5)              Represents the impact on borrowings (€ in millions):

Prepayment of borrowings	110.0
Debt forgiveness in respect of Existing TWDC Credit Line	10.0
120.0

The Restructuring will also have an impact on the Group’s consolidated income statement, principally resulting from changes in interest expenses and one-time items relating to the implementation of the Restructuring.  The following table sets forth the Group’s current estimate of the impact of the Restructuring on the consolidated income statement for fiscal year 2005, before the allocation to minority interests (€ in millions):

Debit / (Credit)
Additional interest expenses due to increased interest rates	9.3
Restructuring costs (exceptional) to be incurred in Fiscal Year 2005	9.1
Debt forgiveness (abandon de créance) in respect of Existing TWDC Credit Line (exceptional)	(10.0)
Debt forgiveness (abandon de créance) by CDC in respect of expenses (financial)	(2.5)
Total Impact on Group Results	5.9

NOTE:  Consistent with the Sub-section F.1.2 above entitled “Impact of the Restructuring on Group cash flow”, the income statement impact presented above for fiscal year 2005 excludes the impact that changes in the timing of principal repayments creation of new debt and changes in cash flows will have on interest expenses.

The legal reorganization will also have an impact on the Company’s unconsolidated financial statements, as the Company will record an exceptional non-cash charge of approximately €774 million, resulting primarily from an adjustment to fair market value of off-balance sheet obligations relating to the lease and sub-leases between the Company and EDA.  Under French law this obligation is not recorded in the Company’s unconsolidated balance sheet, but must be taken into account in determining the accounting value of the contributed assets and liabilities.  This exceptional charge will have no impact on the Company’s consolidated financial statements.

G.         FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Group.  The Group and its representatives may from time to time make written or oral statements that are “forward-looking”, including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Group’s shareholders.  All statements that express expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives; theme park and resort projects; and the implementation of the euro, are forward-looking statements within the meaning of the Act.  These statements are made on the basis of management’s views and assumptions, as of the time the statements are made, regarding future events and business performance.  There can be no assurance, however, that management’s expectations will necessarily come to pass.

Factors that may affect forward-looking statements.

A wide range of factors could materially affect future developments and performance, including the following:

•                  whether the Group is able to satisfy the remaining conditions for implementation of the Restructuring before March 31, 2005, the expiration date of the debt covenant waivers thee lenders have granted to the Group;

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

•                  labor disputes, which may lead to increased cost or disruption of operations; and

•                  changing public and consumer taste, which may affect the Group’s entertainment and merchandising businesses.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with Item 3 “Key Information – Section D “Risk Factors”.  Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 6.                       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                          DIRECTORS AND SENIOR MANAGEMENT

Executive Officers of the Management Company’s Executive Officers

As discussed in Item 10 “Additional Information” — Section B.1 - “The Management Company (Gérant )”, Euro Disney S.A.S. manages the Company.

The management and administration bodies of the Management Company are the following:

Chairman and Chief Executive Officer (président): André Lacroix

President and Chief Operating Officer (directeur général): Karl Holz

The executive officers of the Management Company are currently as follows:

Name	Age	Position

André Lacroix	44	Chairman and Chief Executive Officer

Karl Holz	53	President and Chief Operating Officer

Dominique Cocquet	57	Senior Vice President – Development and External Relations

Philippe Gas	41	Senior Vice President – Human Resources

Jeffrey R. Speed	42	Senior Vice President – Chief Financial Officer

Andrew de Csilléry	37	Vice President – Strategic Planning and Pricing Policy

Federico J. Gonzalez	40	Vice President – Marketing

François Pinon	42	Vice President – General Counsel

Norbert Stiekema	40	Vice President – Sales and Distribution

•                  André Lacroix Chairman and Chief Executive Officer, was appointed to this position in July 2003.  Prior to joining Euro Disney, he spent 7 years with Burger King, where he was President of Burger King International, responsible for development, profitability, and management of the brand outside North America.  Prior to his Burger King experience, he worked for Pepsi-Cola, Colgate-Palmolive and Ernst & Young.

•                  Karl Holz, President and Chief Operating Officer, was appointed to this position in September 2004.  He spent eight years with TWDC, where he was Vice President of Downtown Disney, and then Senior Vice President of Walt Disney World Operations, before being promoted President of Disney Cruise Line in 2003.  Prior to joining TWDC, he served in various positions as Regional Vice President for Sky Chefs Airport Concession, Inc., President and Chief Executive Officer of Concession Air, Inc., and also as Vice President of theme park operations at Knott’s Berry Farm in the United States.

•                  Dominique Cocquet, Senior Vice President – Development and External Relations, joined Euro Disney in 1989 Assistant Director Finance – Real Estate Development.  He was promoted in 1992 to the rank of Vice President in charge of Development and External Relations, and supervised the doubling of the capacity of Disney Village, the creation of Walt Disney Studios Park, the opening of 2,200 additional hotel rooms, and the development of the Val d’Europe community.

•                  Philippe Gas, Senior Vice President Human Resources, was appointed in September 2003.  He previously worked at Euro Disney from 1991 to 1997.  In June 2000, Philippe served as Regional Vice President for Asia Pacific Human Resources for TWDC.  Prior to this position, he was Director of International Human Resources in Burbank, California.

•                  Jeffrey R. Speed, Senior Vice President and Chief Financial Officer, was appointed to this position in July 2003.  Prior to joining Euro Disney, he spent 10 years with TWDC, most recently serving as Vice President and Assistant Treasurer.  In this role, he had world-wide responsibility for corporate finance, syndication of credit facilities, and banking and rating agency relationships.  Prior to joining TWDC, he spent 9 years with Price Waterhouse.

•                  Andrew de Csillery, Vice President – Strategic Planning and Pricing Policy, was appointed to this position in February 2004.  Following a career as a consultant with Touche Ross and Gemini Consulting, he joined the Bass PLC hotel group (which became Six Continents PLC and is now Intercontinental Hotels Group) as Vice President of Operations for the South Pacific and New Zealand region, after having occupied a number of positions of growing responsibility in the strategy division of that group.

•                  Federico J. Gonzalez, Vice President – Marketing, was appointed to this position in the fall of 2004.  For nearly 16 years, he occupied a number of different positions within the Procter & Gamble group, starting as Brand Manager (Spain), followed by three years at the group’s European headquarters in Brussels and two years as Director of Marketing for the Northern Europe region, before being promoted to General Manager (Portugal).

•                  François Pinon, Vice President and General Counsel, was appointed in April 1, 2004. From 1989 to 1995, he worked at Euro Disney.  In 1995, he joined Solidere, a Lebanese company in charge of Beirut reconstruction, as Senior Counsel.  In 1997, he became General Counsel of EDS France. He returned to Euro Disney in 2000 as Deputy Legal Counsel.

•                  Norbert Stiekema, Vice President – Sales and Distribution, was appointed to this position in March 2004.  He spent the most part of his professional life at the Dutch airline company KLM as Director General of Germany.  Prior to that, he occupied various posts for that company in France, Holland and Italy.

B.                          COMPENSATION

Aggregate compensation paid by the Group to the members of the Board of Directors and the officers of the Management Company as a group (including the executive officers and Board members mentioned in above Section A “Directors and Senior Management”, provided they held the same positions last year or who were directors and/or officers of the Management Company for all or part of fiscal year 2004) was approximately € 4.0 million in fiscal year 2004, € 4.4 in fiscal year 2003 and € 2.8 in fiscal year 2002, excluding stock options.  Included in these amounts are welcome and departure packages, which totaled approximately € 0.2 million, during fiscal year 2004. Officers of the Management Company and certain other management employees are eligible for participation in the Group’s discretionary bonus programs at varying levels. The aggregate amount set aside or accrued by the Group to provide pension, retirement or similar benefits for the same executive officers and directors in respect of fiscal year 2004 was € 0.3 million. As of September 30, 2004, these same officers held together a total of 1.9 million Euro Disney S.C.A. stock options.  The Group bears the cost of all compensation paid to the executive officers of the Management Company.

The aggregate compensation paid by the Group to members of the Supervisory Board during fiscal year 2004 was € 106,755. Compensation paid to each member is proportional to attendance at meetings. The individual compensation paid to each member of the Supervisory Board is provided below in Item 10 “Additional Information” — Section B.2 “The Supervisory Board”.

In accordance with the disclosure requirements in France, the Group reported no fiscal year 2004 stock option transactions with members of the Board of Directors and Executive Officers of the Management Company.

C.                          BOARD PRACTICES

See discussion below in Item 10 “Additional Information” — Section B.2 “The Supervisory Board”.

D.                          EMPLOYEES

See discussion above in Item 4 “Information on the Company” — Section A.5 - “Human Resource Management”.

E.                            SHARE OWNERSHIP

No member of the Board of Directors or executive officers of the Management Company (Gérant) and no members of the Supervisory Board beneficially own 1% or more of the shares of the Company, either directly or potentially through the exercise of stock options.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                          MAJOR SHAREHOLDERS

Set forth below as of September 30, 2004, are the number of shares of common stock and percentages owned by each person that is known to the Company to own more than 5% of the outstanding shares of the Company’s common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (1)

Common Stock	EDL Holding Company (2)	439.3 million shares	40.6%

Common Stock	Kingdom 5-KR-135 Ltd. (3)	172.5 million shares	15.9%

(1)              Based on 1,082,680,292 shares of common stock outstanding as of September 30, 2004.

(2)              EDL Holding Company is an indirect wholly-owned subsidiary of The Walt Disney Company.

(3)              A company whose shares are held by trusts for the benefit of HRH Prince Alwaleed and his family.

In connection with the Financial Restructuring, The Walt Disney Company has agreed, so long as certain indebtedness is outstanding to the Group’s major creditors, to hold at least 16.67% of the Company’s common stock until 2016.  In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of the Company’s common stock until 2027.  See also Item 4 “Information on the Company” — Section A.6.3 - “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Section C “Organizational Structure” and Item 10 “Additional Information”  Section B - “Memorandum and Articles of Association”.

As of September 30, 2004, the total number of shares of common stock held by the executive officers and members of the supervisory board as a group was, to the Group’s knowledge, 10,103 shares.

B.                          RELATED - PARTY TRANSACTIONS

During the three years ending September 30, 2004, the following amounts were incurred under related party transactions with The Walt Disney Company and its subsidiaries (See in Item 4 “Information on the Company” —Section A.6.3 - “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Item 10 “Additional Information” — Section B.1 “The Management Company (the Gérant)” for a full description of these contracts and agreements):

(€ in millions)	2004	2003	2002
Development Agreement	26.2	30.6	92.4
License Agreement (1)	47.2	5.6	24.0
Management Fees (1)	10.5	2.5	11.5

(1)              See Note 19-b to the Consolidated Financial Statements in Item 17 – “Financial Statements”.

On March 28, 2003, the Group entered into agreements with the Management Company and The Walt Disney (Netherlands) B.V. to pay management fees and royalties on a fiscal year-end basis rather than quarterly for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004.  In addition, with respect to the last three quarters of fiscal year 2003, the combined royalties and management fees will not exceed the maximum amount that could be paid by the Company while maintaining compliance with the gross operating income covenant under certain of the Company’s debt agreements.  Any portion of the royalties or management fees not paid in respect of fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and net financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal 2008 exceeds € 450 million.

The terms of management compensation and the License Agreement will be amended in the context of the Restructuring. See Item 5 “Operating and Financial Review and Prospects” – Section F “2004 Financial Restructuring”

C.                          INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

A.                          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.                Financial statements

Please See Item 17 “Financial Statements” for a list of all financial statements filed as part of this Annual Report.

A.2.               Legal proceedings

The Group is party to various legal proceedings in France involving some remaining claims related to the construction of Disneyland Resort Paris and certain other litigation arising in connection with the operation of the Resort.  Management believes that the Group has made appropriate provisions with respect to these legal proceedings, and that such proceedings, either individually or in the aggregate, will not have a material adverse impact on its financial position business or results.

A.3.                Dividends

The payment of dividends on common stock from distributable profits may be recommended by the Management Company for approval by the shareholders at the annual general meeting, which must be held within six months after the end of the fiscal year.  No dividends were declared or paid in respect of the fiscal years ended September 30, 1997 through 2004 and the Company does not expect to pay dividends for a substantial period of time.

The ability of the Company to pay dividends in the future is dependent upon the availability of distributable profits and liquidity of the Company.  During the coming years, the Company’s priority will be to implement the investment plan authorized by the Restructuring and to reduce the level of its debt via scheduled principal repayments.  Additionally, under certain circumstances, including the event of payment default, certain of the Group’s debt agreements prohibit the payment of dividends.

The distributable profit consists of the profit for the fiscal year, reduced by the prior losses together with the amounts that are to be allocated to the reserves required by law or the by-laws and increased by the profits carried forward.  At least 5% of net income each year, if any, must be put into a legal reserve.  This transfer shall cease to be required when the cumulative legal reserve reaches one-tenth of the share capital.  The legal reserve is distributable only upon the Company’s liquidation.  The Management Company may propose to the shareholders’ general meeting, prior to the distribution of dividends to shareholders, the allocation of all or part of the profits of a fiscal year to other reserve accounts, to the extent and under the conditions determined by law.

In addition, the Company’s by-laws provide that 0.5% of net income each year be paid to the General Partner. Thereafter, distributable profits shall be allocated in the following order:

(i)    the amount, if any, that the annual ordinary general meeting, upon the proposal of the Management Company, shall decide to allocate to reserves or to be carried forward as retained earnings; and

(ii)   the balance of distributable profits remaining, if any, to the shareholders pro-rata in proportion to their respective holdings of shares of common stock.

Dividends must be paid within nine months of the end of the fiscal year and are payable to holders, on the date of payment, of shares of common stock outstanding at the time such dividends were approved for distribution by the shareholders.  Dividends not claimed within five years of the date of payment are forfeited to the Republic of France.  The shareholders have the right in an ordinary general meeting to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares of common stock.

B.                                    SIGNIFICANT CHANGES

At the Combined General Meeting of Shareholder’s held on December 17, 2004, the shareholders approved the resolutions required to implement the Restructuring.

ITEM 9.                       THE OFFER AND LISTING

A.                          OFFER AND LISTING DETAILS

The table below sets forth, for the period mentioned, the reported high and low quoted prices for the common stock on Euronext Paris S.A. (formerly the Paris stock exchange).

	Price Per Share
Fiscal Year	High	Low
	€	€
2000	1.27	0.56
2001	1.27	0.47
2002	0.99	0.40
2003	0.76	0.34
First Quarter	0.58	0.40
Second Quarter	0.53	0.35
Third Quarter	0.68	0.34
Fourth Quarter	0.76	0.47
2004	0.64	0.22
First Quarter	0.64	0.41
Second Quarter	0.62	0.42
Third Quarter	0.51	0.31
Fourth Quarter	0.40	0.22

June 2004	0.42	0.31
July 2004	0.40	0.30
August 2004	0.30	0.22
September 2004	0.38	0.26
October 2004	0.33	0.27
November 2004	0.31	0.26
December 2004	0.28	0.23

On December 31, 2004, the closing price of the currently outstanding shares of common stock on Euronext Paris was 0.24 euro, equivalent to U.S. $0.33 per share, as calculated by using the Noon Buying Rates.

B.                          PLAN OF DISTRIBUTION

Not applicable.

C.                          MARKETS

C.1.                Common Stock

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

Under French Law, listed companies may purchase their own shares in certain limited circumstances. French law also requires the Company to file a copy of any shareholders’ resolution authorizing such transactions and an information memorandum regarding certain matters with the Autorité des Marchés Financiers (the “AMF”), the administrative agency of the French government responsible for overseeing the French securities markets, prior to engaging in such transactions, as well as a monthly report of any purchases and sales thereafter.  Purchases and sales of the shares of common stock may not account for more than 25% of the total daily trading volume in such shares in any given period and, except during a public offering, may be performed on the Company’s behalf by only one intermediary per stock exchange session.

Common stock held by the Company, if any, is deemed to be outstanding under French law but is not entitled to any dividends, voting rights or preferential subscription rights.

C.2.                Warrants

As part of the 1994 financial restructuring, the Group issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of its common stock at a price of € 6.10 for every three warrants held.  The warrants had a term of ten years and expired in July 2004.

D.                          SELLING SHAREHOLDERS

Not applicable

E.                            DILUTION

Not applicable.

F.                            EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                          SHARE CAPITAL

Not applicable.

B.                          MEMORANDUM AND ARTICLES OF ASSOCIATION

Euro Disney S.C.A. is organised as a limited partnership (société en commandite par actions or “S.C.A.”) governed principally by Chapter II of the French Commercial Code and decree no. 67-236 of March 23, 1967 on commercial companies.  The Company was originally structured and incorporated in 1985 in the form of a French corporation (société anonyme or “S.A.”).  In 1988, EDL Holding Company, currently the owner of approximately 40.6% of the share capital of the Company, acquired 99% of the share capital of the Company.  An extraordinary general meeting of the shareholders of the Company held on February 24, 1989 decided to modify its corporate form from an S.A. to an S.C.A.  In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium.  At the annual general meeting of the shareholders held on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted.  In 1994, the Company registered with the US Securities and Exchange Commission as a non-listed “Foreign Registrant”.

According to French law, the statutory management of the Company is the Gérant (in this case a company, Euro Disney S.A.S.) and the members of the supervisory board.  Together they constitute the mandataires sociaux.

The four primary participants in the Company’s legal and governance structure are:

•              the general partner (the” General Partner”);

•              the limited partners or shareholders;

•              the management company (gérant); and

•              the supervisory board.

B.1.                The Management Company (the Gérant)

Under French law, the primary responsibility of the Management Company is to manage the Company at all times in the Company’s best interests.

Euro Disney S.A.S., a French simplified corporation, was appointed as sole Management Company at the extraordinary shareholder’s meeting held on February 24, 1989.  Euro Disney S.A.S. was formed as a French corporation and was transformed into a simplified corporation at the extraordinary shareholders’ meeting held on August 6, 2004.  The Management Company is an indirect 100% owned subsidiary of TWDC and its purpose is to manage the Company as well as EDL Hôtels S.C.A.  Under the Company’s by-laws, the Management Company has the power to take any and all action in the name of the Company within the scope of the Company’s corporate purpose and to bind the Company in all respects.  In the context of the Restructuring, Euro Disney S.A.S. has been appointed as Management Company of EDA.

If the Management Company ceases to hold office for any reason, the General Partner, currently an indirect 99.9% owned subsidiary of TWDC, has the exclusive right to appoint a successor.  The Management Company may resign on giving six-months’ notice to the supervisory board and otherwise may only be removed from office in the following circumstances:

•                  for incapacity, including bankruptcy or judicial reorganization by the General Partner,

•                  for any other reason with the consent of both the General Partner and holders of a two-third majority of the share capital of the Company in an extraordinary meeting; or

•                  by a court on the grounds of legitimate cause (cause légitime).

Under the by-laws of the Company, the Management Company is entitled to annual fees consisting of a base management fee and a management incentive fee, and is also entitled to a fee payable on the sale of hotels, each as described below. In addition, the by-laws provide that the Management Company is entitled to be reimbursed by the Company for all its direct and indirect expenses incurred in the execution of its responsibilities.  No amendment may be made to the entitlements of the Management Company with respect to compensation or reimbursement of expenses except by amendment to the Company’s by-laws, which would require the approval of the General Partner and the shareholders.

As part of the Restructuring, the Management Company’s management fee will be reduced to €25,000 per year.  At the same time, a management fee will become payable to the management company of EDA (which will be the Company’s principal subsidiary), in an amount calculated in the same manner as the management fee payable to the Management Company prior to the Restructuring, as described below.

Base Management Fee

The base management fee was originally equal to 3% (initially scheduled to increase to 6% in 1997) of the total revenues of the Group, as defined in the by-laws of the Company, less 0.5% of the net income for the relevant fiscal year.

As part of the 1994 Financial Restructuring, the Management Company permanently waived its base management fee for fiscal years 1992 through 1994.  In addition, the Company’s by-laws were amended, at an extraordinary general meeting of the shareholders held on June 8, 1994, such that the base management fee would equal the following percentages of the total revenues of the Group:

- from October 1, 1993 to September 30, 1998:	0%
- from October 1, 1998 to September 30, 2008:	1.0%
- from October 1, 2008 to September 30, 2013:	1.5%
- from October 1, 2013 to September 30, 2018:	3.0%
- and from October 1, 2018:	6.0%

Beginning on October 1, 2008, the right of the Management Company to receive payment of that portion of the base management fee in excess of an amount equal to 1% of revenues, as defined, will be contingent upon (i) the Company’s achieving a positive consolidated net income before taxes for the fiscal year to which such fee relates, after taking into account all of such compensation, and upon (ii) the Company’s legal ability to distribute dividends for such fiscal year.  In addition, that portion of the base management fee in excess of an amount equal to 3% of the total revenues, as defined, for any fiscal year will not be due or payable until after certain indebtedness of the Company and the Phase I Financing Companies has been repaid in full, and may not exceed 40% of the Company’s consolidated after-tax profits for such fiscal year (calculated on the basis of the base management fee of 3%).  Certain of the Company’s debt agreements also provide for deferral of payment of the base management fee under specified circumstances.  Base management fees granted to the Management Company by the Group were €10.5 million for fiscal year 2004.

Management Incentive Fee

In connection with the 1994 Financial Restructuring, the by-laws of the Company were amended at a shareholders’ extraordinary general meeting held on June 8, 1994 to provide that the management incentive fee for a given fiscal year be fixed at 30% of any portion of pre-tax cash flow, as defined in the Company’s by-laws, in excess of 10% of the total consolidated gross fixed assets and the Phase I Financing Companies, as defined in the Company’s by-laws, for that fiscal year.  Certain of the debt agreements of the Company provide for deferral of the management incentive fee under specified circumstances.  No fees have been payable to date under this agreement and the Company does not anticipate any liability for this fee in the foreseeable future.

Hotel Sale Fee

There is also payable to the Management Company, on the sale of any of the hotels, a fee equal to 35% of pre-tax net revenue, as defined, received by the Company from any such sale.  This fee was not changed by the 1994 Financial Restructuring.

B.2.                The Supervisory Board

The members of the Company’s supervisory board are elected by the shareholders.  The by-laws provide for a minimum of three members, each of whom must be a shareholder.  The supervisory board requires, under its own charter, that each of its members hold at least 1,000 shares of the Company.  The supervisory board may be convened at any time for any purpose related to the Company’s interests, either by the chairman of the supervisory board, the Management Company, the General Partner, or at least one-half of the members of the supervisory board.  The vote of a majority (and at least two) of the members present at a meeting where one-half of the members are present constitutes a valid action by the supervisory board.  In the event of a tie, the chairman of the Supervisory board has the deciding vote.

The role of the supervisory board is to monitor the general affairs and the management of the Company, in the best interest of the shareholders, as well as to monitor the transparency and quality of the information communicated to the shareholders.  Pursuant to French law, the supervisory board is entitled to receive the same information and has the same rights as the statutory auditors of the Company.  The supervisory board must present to the annual general meeting of the shareholders a report indicating any irregularities or inaccuracies, if any, in the annual accounts.

The supervisory board must approve all agreements between the Management Company and the Company, as well as all related party contracts within the meaning of Article L. 226-10 of the French Commercial Code and any amendments thereto, and must report on such agreements, contracts and amendments thereto at the next general meeting of the shareholders following their conclusion.  In addition, the by-laws provide that supervisory board approval is required to enable the Management Company to enter into any material agreements on behalf of the Company with TWDC or any subsidiary thereof, or before deciding any material amendment to such agreements.  The by-laws also provide that any employees of the Management Company, of any person affiliated with the Management Company or of the supervisory board will be disqualified from voting on such agreements or any amendments thereto.

Supervisory board operations in Fiscal Year 2004

The members of the supervisory board are elected for a term of three years, from the date of the annual general meeting of shareholders called to elect or re-elect them.  The supervisory board currently consists of seven members, five of whom are independent of the Group and TWDC.  The supervisory board met six times during fiscal year 2004 with an attendance rate of 79%.  At these meetings the supervisory board received presentations of the Group’s earnings, strategy and operations.  In addition, the supervisory board received status updates on the Restructuring negotiations between the Group, TWDC and the Group’s lenders, and in its September 2004 meeting approved management’s plan to legally reorganize the Group as part of the Restructuring.  In its November 2004 meeting the supervisory board reviewed the financial communications of the Group for the fiscal year.

Financial accounts committee

On November 12, 1997, the supervisory board created a financial accounts committee, whose purpose is to optimize the work of the supervisory board in the following key areas:

•                  review of annual and semi-annual financial communications;

•                  review and monitoring of significant accounting issues and disclosures;

•                  review and monitoring of the internal and external audit functions;

•                  review and monitoring of financial and liquidity risks; and

•                  assisting the supervisory board in preparing its annual reports to shareholders.

The committee is currently composed of three independent supervisory board members, with Antoine Jeancourt-Galignani serving as Chairman.  Committee meetings include the committee members, representatives from the Company’s financial management, legal and internal audit functions, as well as the statutory auditors.   This committee met four times in fiscal year 2004 concerning the Group’s financial accounting and disclosure issues and internal controls.  In addition to these recurring topics, the committee was provided detailed updates on the terms of the Restructuring and its estimated impact on the future liquidity, financial position and future results of the Company and the Group.

Nominations committee

On November 8, 2002, the supervisory board created a nominations committee, whose role is to propose future candidates for approval as members of the supervisory board.  The members of the nominations committee met during fiscal year 2004 to consider the nomination of new members to the Supervisory board.

Composition of the supervisory board

Name	Position	Current term of office expired / will expire during the annual general shareholders’ meeting related to Fiscal Year	Fiscal Year 2004 Compensation (3) (€)

Antoine Jeancourt-Galignani (1)	Chairman	2007	45 735

Sir David Paradine Frost (6)	Member	2004	15 245

Philippe Labro (2)	Member	2007	22 887

Jens Odewald (1)	Member	2005	7 623

Laurence Parisot (1)	Member	2005	15 265

James A. Rasulo(4)	Member	2005	––

Thomas O. Staggs (2) (4)	Member	2007	––

Martin Robinson (5)	Member	2007	––

(1)                        Member of the financial accounts committee.

(2)                        Member of the nominations committee.

(3)                        Compensation allocated to each member is proportional to his or her attendance at supervisory board meetings.

(4)                        TWDC employees are not paid by the Group for serving on the supervisory board.

(5)                        Elected as a member of the supervisory board on December 17, 2004.

(6)                        Term of office not renewed at the shareholders’ general meeting held on December 17, 2004.

Antoine Jeancourt-Galignani, Chairman of the supervisory board, was elected to the supervisory board in 1989.  He was appointed Chairman in September 1995.  He has presided the financial accounts committee since its founding in November 1997 and is the designated financial expert of the committee.  He is currently President of the board of directors of Gecina.

Philippe Labro was elected as a member of the supervisory board in 1996 and has been a member of the nomination committee since November 2002.  He was Vice President and General Manager of the RTL France radio station.  He is currently Project Director, Design and Operations of PhLCommunication S.A.R.L.

Jens Odewald was elected as a member of the supervisory board in 1989 and has been a member of the financial accounts committee since November 1997.  He is currently Chairman and Managing Director of Odewald and Compagnie GmbH.

Laurence Parisot was elected as a member of the supervisory board in 2000 and has been member of the financial accounts committee since June 2000.  She is currently Chairman and Chief Executive Officer of IFOP.

James A. Rasulo was elected as a member of the supervisory board on March 2003.  He is currently President for Disney Parks and Resorts world-wide.

Thomas O. Staggs, was elected as a member of the supervisory board in March 2002 and has been a member of the nominations committee since November 2002.  He is currently Senior Executive Vice President Finance and Chief Financial Officer of TWDC.

Martin Robinson was elected as a member of the supervisory board in December 2004.  He is currently Executive Chairman of Center Parks UK Plc.

The aggregate compensation paid by the Group to the members of the Supervisory Board during fiscal year 2004 was  € 106,755. Compensation paid to each member is proportional to attendance at meetings.

B.3.                The General Partner

The General Partner of the Company has unlimited liability for all debts and liabilities of the Company.

The General Partner is EDL Participations S.A.S. (“EDL Participations”), a French indirect wholly-owned subsidiary of TWDC.  This company modified its corporate form from a société anonyme to a société par actions simplifiée in August 2004.  EDL Participations cannot be removed as General Partner without its consent and cannot dispose of any part of its interest as General Partner without the prior approval of a vote of holders of a simple majority of shares of common stock represented at a general shareholders’ meeting.  A unanimous vote of the shareholders is required to approve a transfer of EDL Participations’ entire interest.

Any resolution submitted for the vote of the shareholders at an ordinary or extraordinary meeting may be passed only with the prior approval of the General Partner, except for those relating to the election, resignation or dismissal of the members of the supervisory board.

The General Partner is entitled to a distribution each year equal to 0.5% of the Company’s after-tax profits.

B.4.                The Shareholders

The shareholders are convened to the general meetings of shareholders and deliberate in accordance with the legal and regulatory requirements in effect. During each general meeting, each shareholder is entitled to a number of votes equal to the number of shares that he or she holds or represents. In lieu of attending a meeting in person, each shareholder may give a proxy to another shareholder or his or her spouse, vote by mail, or send to the Company a blank proxy, under the conditions provided by law and regulations.

Matters requiring a resolution passed by the holders of a simple majority of shares of common stock at an ordinary general meeting include, without limitation:

•                  election to the supervisory board;

•                  approval of the consolidated an unconsolidated accounts of the Company, including payment of any dividend proposed by the Management Company; and

•                  approval of any agreement (other than agreements entered into in the ordinary course of business on normal commercial terms) or any amendment thereto, entered into directly or through intermediaries between the Company and the Management Company or any member of the supervisory board or any Company’s shareholder holding more than 10% of the voting rights, or if this shareholder is a company, the controlling company thereof within the meaning of Article L. 233-3 of the French Commercial Code, as well as any agreement into which any one of these persons is indirectly interested or which is entered into between the Company and a company in which the Management Company or a member of the Company’s supervisory board or a member of the Management Company board of directors has ownership or holds a position of general partner, manager, director, chief officer or member of the supervisory board. Shareholders with an interest in the contract or transaction are not prohibited from voting on such contract or transaction, unless they hold one of the positions set forth above.

Any resolution submitted for the vote of the shareholders at an ordinary or extraordinary meeting may be passed only with the prior approval of the General Partner, except for those relating to the election, resignation or dismissal of the members of the supervisory board.

A resolution passed by holders of a two-thirds majority of the shares of common stock (together with any approval required of the General Partner, as described above) is required to approve any amendment to the by-laws, including any increase or reduction of the share capital of the Company, any merger or demerger or any conversion to another form of corporate organization.

B.5.               Ownership Levels Exceeding Certain Percentages

The Company’s by-laws provide that any person or entity, acting alone or in concert with others, who holds or ceases to hold, directly or indirectly, a portion of the share capital (or voting rights, if the number of shares does not correspond to the number of voting rights) equal to, or greater than, 2% or a multiple of such portion, must notify the Company by certified mail, return receipt requested, within fifteen days from the day any of such thresholds is crossed, the total number of shares and voting rights it owns directly and in concert, as well as the number of securities granting access in the future to the capital of the Company and the voting rights potentially attached thereto.

Any person or entity that fails to comply with such notification requirements, upon the request, recorded in the minutes of the shareholders’ meeting, of one or more shareholders holding at least 2% of its share capital made at the general shareholders’ meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders’ meetings until expiration of the time-period provided for by applicable law or regulation following the date of notification.

C.                                    MATERIAL CONTRACTS

See discussion above in Item 4 “Information on the Company” — Section A.6 “Significant Operating Contracts”.

D.                                    EXCHANGE CONTROLS

Acquisitions and disposals of shares of common stock and/or other rights to shares of common stock (except for the acquisition of shares of common stock representing a controlling interest) and the payment of dividends by the Company may, under regulations in force at the date hereof, be effected without exchange control restrictions in France.  In addition, there is no limitation on the right of non-French residents or non-French shareholders to hold or vote common stock of a French company.  The remittance of all dividends to foreign shareholders must be effected through a French bank or other licensed financial intermediary.

A declaration must be filed, upon realization of the investment, with the French authorities for the acquisition, by any non-European Union person or group of persons acting in concert, of a controlling interest (normally 20% or more of the share capital) in the Company. Prior exchange control consent is no longer required in France.

E.                                      TAXATION

E.1.                            French Taxation

The following generally summarizes the material French tax consequences of purchasing, owning and disposing of the Company’s shares. The statements relating to French tax laws set forth below are based on the laws in force as of the date hereof, and are subject to any changes in applicable laws and tax treaties after such date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects of the purchase, ownership or disposition of the Company’s shares.

The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company.  Moreover, the following discussion of the tax treatment of dividends only deals with distributions made as from January 1, 2005.

Taxation of Dividends on Shares

Withholding tax

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

Elimination of the avoir fiscal mechanism

The French Finance Law for 2004 significantly changed the tax treatment of dividends.  Prior to the reform, certain qualifying French resident shareholders were entitled to a tax credit, known as the avoir fiscal, on dividends received from French companies.  The French Finance Law for 2004 eliminated the avoir fiscal mechanism with effect as of January 1, 2005.

Dividends paid to non-residents were not normally eligible for the avoir fiscal.  However, France has entered into tax treaties with certain countries under which qualifying residents complying with the procedures for claiming benefits under an applicable tax treaty could be entitled, in addition to a reduced rate of withholding tax, to a refund of the avoir fiscal, net of applicable withholding tax.  As a result of the reform, qualifying non-individual shareholders will no longer be entitled to avoir fiscal refunds with respect to distributions made from 2004 on and qualifying individual non-residents will no longer be entitled to avoir fiscal refunds with respect to distributions made from 2005 on.

New Tax Credit

From 2005 on, French resident individuals will only be taxed on half of the dividends they receive and, in addition to the annual allowance that is already applicable, will be entitled to a tax credit equal to 50% of the dividend (the “Tax Credit”). The Tax Credit will have a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.  French resident individuals will not be entitled to the avoir fiscal with respect to distributions made from 2005 on.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above.  However, qualifying non-resident individuals who were previously entitled to a refund of the avoir fiscal (net of applicable withholding tax) under a tax treaty entered into between France and their country of residence, subject to compliance with the procedures for claiming benefits under such treaty, may benefit, under the same conditions as for the avoir fiscal, from a refund of the Tax Credit (net of applicable withholding tax).  The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.  Claiming such refund, if possible, may entail compliance with cumbersome formalities.

Elimination of the précompte - 25%-equalization tax

Until December 31, 2004, dividends paid out of profits that had not been taxed at the ordinary corporate tax rates or were earned and taxed more than five years before the distribution, were subject to an equalization tax called the précompte.  Non-resident shareholders entitled to the benefits of the tax treaty, but not to a refund of the avoir fiscal, could generally obtain a refund of the précompte (net of applicable withholding tax). As a result of the reform, distributions made from 2005 on will no longer trigger any précompte.

A temporary equalization tax will apply to distributions made in 2005 out of profits that have not been taxed at the ordinary corporate tax rates, or which were earned and taxed more than five years before the distribution. This equalization tax will be equal to 25% of the amount of the dividends.  This equalization tax will not be refundable to non-resident shareholders, as it will be refunded to the distributing corporation in three equal installments in the three fiscal years following the distribution in certain cases.

Distributions made from 2006 on will not give rise to any equalization tax liability.

Taxation on Sale or Disposition of Shares

Subject to the more favorable provisions of a relevant tax treaty, holders that are not residents of France for tax purposes, do not hold shares in connection with the conduct of a business or profession in France, and have not held more than 25% of the Company’s dividend rights (droits aux bénéfices sociaux), directly or indirectly, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares.

A 1% ad valorem registration duty (subject to a maximum of €3,049 per transfer) applies to certain transfers of shares in French companies. As from January 1, 2006, the rate of such registration duty will be 1.10% (subject to a maximum of €4,000 per transfer) This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

Wealth Tax

Individuals who are not residents of France for purposes of French taxation are not subject to a wealth tax (impôt de solidarité sur la fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is less than 10% of the corporation’s share capital and does not enable the shareholder to exercise influence over the corporation.  Double taxation treaties may provide for a more favorable tax treatment.

E.2.                            Taxation of U.S. Investors

The following is a summary of the material French and U.S. federal income tax consequences of the purchase, ownership and disposition of the Company’s shares if you are a holder that is a resident of the United States for purposes of the income tax convention between the United States and France (the “Treaty”) and are fully eligible for benefits under the Treaty (a “U.S. holder”). You generally will be entitled to Treaty benefits in respect of the Company’s shares if you are:

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

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. In particular, the summary does not deal with shares that are not held as capital assets, and does not address the tax treatment of holders that are subject to special rules, such as banks, insurance companies, dealers in securities or currencies, regulated investment companies, persons that elect mark-to-market treatment, persons holding shares as a position in a synthetic security, straddle or conversion transaction, persons that own, directly or indirectly, 5% or more of the Company’s voting stock or 10% or more of its outstanding capital and persons whose functional currency is not the U.S. dollar. The summary is based on laws, treaties, regulatory interpretations and judicial decisions in effect on the date hereof, all of which are subject to change.

This summary does not discuss the treatment of shares that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France.

Moreover, the following discussion of the tax treatment of dividends only deals with distributions made as from January 1, 2005.

You should consult your own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in the light of your particular circumstances, including the effect of any state, local or other national laws.

Dividends

As discussed in more detail above under “French Taxation”, the French Finance Law for 2004 significantly changed the French tax treatment of distributions and dividends paid by French companies.

Generally, dividend distributions to non-residents of France are subject to French withholding tax at a 25% rate and are not eligible for the benefit of the Tax Credit available to French resident individuals, as described above.

However, under the Treaty, you may claim the benefit of a reduced dividend withholding tax rate of 15%.

In addition, if you are an individual U.S. holder, subject to the discussion above, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates.  The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.  Claiming such refund, if possible, may entail compliance with cumbersome formalities.

U.S. holders that are legal entities, pension funds or other tax-exempt holders are no longer entitled to tax credit payments from the French Treasury.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty and, if you are not an individual, that you are the owner of all the rights relating to the full ownership of the shares (including, but not limited to, dividend rights).

The gross amount of dividend and Tax Credit payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2009 if the dividends are “qualified dividends”.  Dividends that the Company pays will be treated as qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”).  Based on its audited financial statements and relevant market and shareholder data, the Company believes that it is not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2004 taxable year.  In addition, based on the Company’s audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC, FPHC or FIC for its 2005 taxable year.  Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

Procedures for Claiming Treaty Benefits

The French tax authorities are expected to issue new guidelines setting out formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made as from 2005 and, in particular, confirming whether the use of the simplified certificate described below will continue to apply. Furthermore, as noted above, the French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.

In any event, you should be entitled to benefit from a reduced rate of withholding tax of 15%, provided that you complete and file with the French tax authorities an application for refund on Form RF 1B EU-No. 5053 prior to the payment of the dividend.

Individual U.S. holders could claim Treaty benefits under a simplified procedure with respect to dividend distributions made in 2004.  In order to use the simplified procedure, you must complete and deliver to the French tax authorities a certificate stating that:

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

Non-individual U.S. holders, formerly entitled to a refund of the avoir fiscal pursuant to the Treaty, were also entitled to the benefit of this simplified procedure with respect to dividend distributions made in 2004, subject to compliance with certain additional requirements (even if the benefit of the avoir fiscal was no longer available to them).

In principle, the simplified procedure will no longer be available with respect to distributions paid as from 2005, unless the tax authorities renew the procedure in the new guidelines.

Copies of the simplified certificate and the Form RF 1B EU-No. 5053 are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

If the form (or the simplified certificate, as applicable) is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess by filing an application in this respect at the latest by December 31 of the second year following the year in which the dividend is paid.

The French withholding tax refund will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

F.                                      DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                                    STATEMENTS BY EXPERTS

Not applicable.

H.                                    DOCUMENTS ON DISPLAY

The Group files reports, including annual reports on Form 20-F, with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to the Group. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549 and in Chicago, at 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Any filings the Group makes electronically will be available to the public over the internet at the SEC’s web site at http://www.sec.gov.  You may also review documents included as exhibits to this and previous filings at the corporate headquarters, Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne.

I.                                         SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group is are exposed to the impact of interest and foreign currency exchange rate changes.  In the normal course of business, the Group employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements.  It is its policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet its objectives.  The Group does not enter into interest and foreign currency rate transactions for speculative purposes.

Group has significant variable rate debt.  With respect to these interest rate sensitive obligations, a hypothetical 10 % increase in interest rates, as of September 30, 2004 and 2003, would have a € 1.0 million and € 0.4 million, respectively, unfavorable impact on near-term annual cash flows.  This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

The Group’s exposure to foreign currency risk arises primarily from British pound denominated sales and U.S. dollar denominated purchases.  The Group primarily utilizes foreign exchange forward contracts to hedge these expenditures.  With respect to these foreign exchange rate sensitive instruments, a hypothetical 10 % adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2004 and 2003 would result in a € 1.1 million and € 6.9 million decrease in their market value, respectively.  No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.            CONTROLS AND PROCEDURES

The Group carried out an evaluation under the supervision and with the participation of its management, including the Management Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon its evaluation, the Chief Executive Officer and Chief Financial Officer of the Management Company concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the Group files and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Effective for the fiscal year ended September 30, 2004, the French Financial Security Law issued in France requires the Group to provide additional disclosures regarding internal controls. An English translation of these disclosures is included as an exhibit to this Annual Report.  These disclosures were prepared to meet the requirements of French law, and are not equivalent to a report on internal controls over financial reporting contemplated in Section 404 of the Sarbanes-Oxley Act of 2002 (See Exhibit 13.2 in Item 19 “Financial Statements and Exhibits” — Section B, “Exhibits”).

ITEM 16.A.                                  AUDIT COMMITTEE FINANCIAL EXPERT

At its January 28, 2004 meeting, the Financial Accounts Committee designated Antoine Jeancourt-Galignani as the “Committee Financial Expert”.

ITEM 16.B.                                  CODE OF ETHICS

The Group applies the “Standards of Business Conduct” required by The Walt Disney Company to its Chairman and Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer.  These standards include guidelines on both ethical and legal business conduct.  The Group is are currently in the process of adapting this code for future application to all of its employees.  A copy of this document can be found on the TWDC internet site at www.disney.com.

ITEM 16.C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees incurred for the consolidated and statutory audits of the Group were:

	PricewaterhouseCoopers				Caderas Martin(2)
	Fiscal Year		Percent		Fiscal Year		Percent
(€ in thousands)	2004	2003	2004	2003	2004	2003	2004	2003

Consolidated and Statutory Audits (1)	635.8	894.1	78%	77%	96.0	65.0	100%	100%
Audit Related Fees(3)	183.5	275.0	22%	23%	—	—	—	—
Sub-total	819.3	1 169.1	100%	100%	96.0	65.0	100%	100%

Other Services	—	—	—	—	—	—	—	—

Total	819.3	1 169.1	100%	100%	96.0	65.0	100%	100%

(1)              Includes €120,000 of audit fees for Fiscal Years 2004 and 2003, respectively, related to the Financing Companies and Management Company audits which are contractually re-invoiced to the Group.

(2)              The mandate of Mr. François Martin, the second incumbent statutory auditor, expired at the end of the annual general meeting of May 5, 2003 deciding on the accounts of the Fiscal Year ended September 30, 2002.  During this meeting, the firm Caderas Martin was appointed for a six-year term of office.  Mr. François Martin is a partner of the firm Caderas Martin.

(3)              During Fiscal Year 2004, €183,500 of audit-related fees were incurred in connection with accounting and disclosure issues linked to the Restructuring.  During Fiscal Year 2003, €275,000 of audit-related fees were incurred in connection with financial covenant compliance related issues.  No tax services were performed by the external auditors during the periods presented.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Please See Item 19 “Financial Statements and Exhibits” for a list of all financial statements filed as part of this Form 20-F.

ITEM 18.            FINANCIAL STATEMENTS

Not applicable

ITEM 19.            FINANCIAL STATEMENTS AND EXHIBITS

A.                                    FINANCIAL STATEMENTS

The Group is filing the following financial statements, together with the report of PricewaterhouseCoopers Audit related to the statements, as part of this Annual Report:

B.            EXHIBITS

1	Amended Company by-laws(1)
4.1	Restructuring proposal vote request letter dated September 20, 2004 from the Company to the various creditors named therein (1)
4.2	Agent bank response letter dated September 23, 2004 from the CDC (1)
4.3	Agent bank response letter dated September 28, 2004 from BNP Paribas (1)
4.4	Agent bank response letter dated September 28, 2004 from CALYON (1)
4.5	Memorandum of Agreement dated June 8, 2004, as amended by a letter dated September 20, 2004 from the Company to the creditors (See Exhibit 4.1) and approved in a letter dated September 30, 2004 (1)
4.6	Contribution Agreement dated September 30, 2004, as amended on November 8, 2004 (1)
4.7	2004 Standby Revolving Credit Agreement with TWDC dated September 30, 2004
4.8	Remuneration Agreement dated December 1, 2004 (1)
4.9	Letter dated December 1, 2004 from TWDC relating to the debt forgiveness under the 1994 Standby Revolving Credit Agreement
4.10	Amendment Agreement n°2 to the Convention sur le rangdated December 1, 2004 between BNP Paribas and the CDC (1)
4.11	Amendment to the Financial Lease (crédit-bail) between Centre de Congrès Newport S.A.S. and EDL Hôtels SCA (1)
4.12

Fourth Amendment to the License Agreement between The Walt Disney (Netherlands) BV and the Company dated November 30, 2004 – Letter dated December 1, 2004 from Disney Enterprises, Inc. to BNP Paribas, CALYON and the CDC relating to the License Agreement

4.13 (a)	Amendment and Restatement Agreement – Phase IA Advances dated December 1, 2004 (1)
4.13 (b)	April 26, 1989 Phase IA Advances Agreement Amended and Restated (1)
4.14 (a)	Amendment and Restatement Agreement – Phase IB Advances dated December 1, 2004 (1)
4.14 (b)	March 25, 1991 Phase IB Advances Agreement Amended and Restated (1)
4.15(a)	Amendment and Restatement Agreement – Phase IB Credit dated December 1, 2004 (1)
4.15 (b)	March 25, 1991 Phase IB Credit Agreement Amended and Restated (1)
4.16 (a)	Amendment and Restatement Agreement – Phase IA Credit dated December 1, 2004 (1)
4.16 (b)	September 5, 1989 Phase IA Credit Agreement Amended and Restated (1)
4.17 (a)	Amendment and Restatement Agreement – Common Agreement dated December 1, 2004 (1)
4.17 (b)	August 10, 1994 Common Agreement – Amended and Restated (1)

4.17 (c)	Schedule V (Covenants) to the August 10, 1994 Common Agreement – Amended and Restated (1)
4.18 (a)	Amendment to the Subordination Agreement dated December 1, 2004 between Euro Disney Associés SCA, BNP Paribas, CALYON and the CDC (1)
4.18 (b)	October 19, 1999 Subordination Agreement Amended and Restated (1)
4.19	Letter dated December 1, 2004 from Euro Disney Associés SCA to CALYON on behalf on the partners of Euro Disneyland SNC (1)
4.20

Letter dated December 1, 2004 from The Walt Disney (Netherlands) BV to BNP Paribas, CALYON and the CDC relating to the deferral of royalties – Letter from The Walt Disney (Netherlands) BV to the Company relating to the deferral of royalties

4.21	Amended and Restated Agreement on the Granting of Ordinary Loans dated December 1, 2004 between the Company, Euro Disneyland SNC and the CDC (1)
4.22	Amended and Restated Agreement on the Granting of Participating Loans dated December 1, 2004 between the Company, Euro Disneyland SNC and the CDC (1)
4.23	Amended and Restated Loan Agreement Tranche A dated December 1, 2004 between the Company and the CDC (1)
4.24	Amended and Restated Loan Agreement Tranche B dated December 1, 2004 between the Company and the CDC (1)
4.25	Amended and Restated Loan Agreement Tranche C dated December 1, 2004 between the Company and the CDC (1)
4.26	Amended and Restated Loan Agreement Tranche D dated December 1, 2004 between the Company and the CDC (1)
4.27	Letter dated December 1, 2004 from the CDC to Euro Disney Associés SCA relating to the Tranche E loan agreement – Tranche E Loan Agreement Model (1)
4.28	Subordinated Long-Term CDC Debt Agreement Model (1)
4.29	Amendment to the Master Agreement dated December 22, 2004 between the Company, the Republic of France and other French public constituencies (1)
8	List of subsidiaries (incorporated by reference from Note 1-1 to the Company’s consolidated financial statements)
12.1	Chairman and Chief Executive Officer certification pursuant to Section 302 of the SOX Act
12.2	Chief Financial Officer certification pursuant to Section 302 of the SOX Act
13.1	Chairman and Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350
15.1	Internal Control Description pursuant to the French Financial Security Law

(1)              Exhibit translated from French.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005

Euro Disney S.C.A.

By:	/s/ ANDRE LACROIX
André Lacroix
The Management Company, Euro Disney S.A.S.
Chairman of the Board and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders of Euro Disney S.C.A.:

We have audited the accompanying consolidated balance sheets of Euro Disney S.C.A. and its subsidiaries as of September 30 2004 and 2003, and the related consolidated statements of income and of cash flows for each of the three fiscal years in the period ended September 30, 2004, all expressed in euros and prepared in conformity with accounting principles generally accepted in France. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Disney S.C.A. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in France.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. We draw your attention to the significant uncertainty described in Note 1-3, which raises substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1-3 and Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of consolidation for certain companies in which it is not a direct or indirect shareholder or partner, effective October 1, 2003.

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for costs associated with major renovations effective October 1, 2002.

PricewaterhouseCoopers Audit

Jean-Christophe Georghiou

Paris, France

November 8, 2004.

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As-Reported
(€ in millions)	Notes	September 2004	September 2003	September 2002

Fixed Assets
Intangible assets		52.4	57.6	61.7
Tangible assets	3	2,343.9	928.0	1,004.3
Financial assets	4	115.3	1,332.2	1,323.5
		2,511.6	2,317.8	2,389.5
Other Assets
Inventories	5	41.5	41.8	38.7
Accounts receivable:
Trade	6	72.7	76.9	100.6
Other	7	59.8	45.9	70.7
Short-term investments	8	120.8	34.9	14.2
Cash		10.6	11.2	8.2
		305.4	210.7	232.4

Deferred Charges	9	59.6	55.1	86.7

Total Assets		2,876.6	2,583.6	2,708.6

Shareholders’ Equity (Deficit)
Share capital	10	10.8	802.5	804.9
Share premium	10	1,235.6	291.4	289.0
Retained earnings (Accumulated deficit)	10	(1,306.3)	(9.5)	150.9
		(59.9)	1,084.4	1,244.8

Minority Interests	11	339.6	—	—

Quasi-Equity	12	—	152.8	152.8

Provisions for Risks and Charges	13	98.2	120.1	35.5

Borrowings	14	2,052.8	867.5	821.3

Current Liabilities
Payable to related companies	15	73.3	56.9	82.5
Accounts payable and accrued liabilities	16	284.3	214.3	277.0
		357.6	271.2	359.5

Deferred Revenues	17	88.3	87.6	94.7

Total Shareholders’ Equity and Liabilities		2,876.6	2,583.6	2,708.6

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Fiscal Year	As-Reported Fiscal Year
(€ in millions)	Notes	2004	2003	2002

Revenues	18	1,048.0	1,047.5	1,071.2

Costs and Expenses	19	(1,071.9)	(915.1)	(895.5)

Income (Loss) before Lease and Financial Charges		(23.9)	132.4	175.7

Net Financial Charges
Lease rental expense	25	—	(193.8)	(188.8)
Financial income		2.8	49.0	59.1
Financial expense		(108.5)	(55.5)	(41.1)
		(105.7)	(200.3)	(170.8)

Income (Loss) before Exceptional Items		(129.6)	(67.9)	4.9

Exceptional income / (loss), net	20	(22.3)	11.9	(38.0)

Minority interests		6.7	—	—

Net Loss		(145.2)	(56.0)	(33.1)

Average number of common shares outstanding (in millions)	10	1,062	1 056	1 056

Loss per Share (in €)	2	(0.14)	(0.05)	(0.03)

EURO DISNEY S.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Fiscal Year	As-Reported Fiscal Year
(€ in millions)	Notes	2004	2003	2002

Net Loss		(145.2)	(56.0)	(33.1)

Minority Interests	11	(6.7)	—	—

Operating Items Not Requiring Cash Outlays:
Depreciation and amortization	19	146.8	65.6	64.0
Loan repayments received from Phase I Financing Companies		—	52.1	41.1
Other		24.2	(10.6)	0.9
Changes in:
Receivables		(2.7)	48.6	28.0
Inventories		0.3	(3.1)	(1.7)
Payables and other accrued liabilities		107.9	(8.5)	(50.5)
Cash Flows from Operating Activities		124.6	88.1	48.7

Proceeds from the sale of fixed assets		—	45.4	1.4
Capital expenditures for tangible and intangible assets	3	(28.6)	(72.9)	(262.5)
Increase in deferred charges, net		—	—	(10.5)
Other		(0.2)	(1.3)	1.9
Cash Flows used in Investing Activities		(28.8)	(28.8)	(269.7)

Proceeds from borrowings	14	22.5	40.0	63.3
Repayments of borrowings	14	(66.2)	(15.0)	(381.8)
(Increase)/Decrease in debt and other security deposits	4	(10.5)	(59.6)	12.4
Restructuring costs		(4.9)	—	—
Cash Flows used in Financing Activities		(59.1)	(34.6)	(306.1)

Change in cash and cash equivalents		36.7	24.7	(527.1)
Change in accounting principle (1)	2	48.6	—	—
Cash and cash equivalents, beginning of period		46.0	21.3	548.4
Cash and Cash Equivalents, end of period		131.3	46.0	21.3

Supplemental Cash Flow Information:
Interest paid		61.1	20.3	42.7
Lease rental expense paid, net		—	95.0	92.9

Non-Cash Transactions:
Conversion of ORAs and OBSAs into equity	12	152.5	—	—
Transfer of EDA borrowings and accrued interest to minority interests	11	384.1	—	—

		September
		2004	2003	2002
Reconciliation to Balance Sheet:
Cash		10.6	11.2	8.2
Short-term investments		120.8	34.9	14.2
Bank overdrafts (recorded in accounts payable and accruals)		(0.1)	(0.1)	(1.1)
Cash and Cash Equivalents, end of period (2)		131.3	46.0	21.3

(1) Represents cash and short-term investment of the consolidated Financing Companies as of September 30, 2003.

(2) Includes € 49.1 million of cash and short-term investment of the consolidated Financial Companies as of September 30, 2004.

1                 DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

1-1  Description of the Business

Euro Disney S.C.A. (the “Company”) and its subsidiaries (the “Legally Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Group operates Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Group manages the real estate development and expansion of the related infrastructure of the approximately 2,000 hectares of land encompassing the Disneyland Resort Paris and surrounding areas.

The Company, a publicly held French company, is 40.6% owned by EDL Holding Company, an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant), an indirect, wholly-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC.  Entities included in the fiscal year 2004 consolidated financial statements and their primary operating activities are as follows:

Company	% of Ownership	Primary Operating Activity
Euro Disney S.C.A.	Parent	Operator of the Theme Parks, Disneyland Hôtel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	99.9	Operator of 5 of the 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
EDL Services S.A.S.	100.0	Management company of the Phase IB Financing Companies
EDL Hôtels Participations S.A.S	100.0	General Partner of EDL Hôtels S.C.A. and ED Resort Services S.A.S.
Euro Disney Vacances S.A.S	100.0	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy
Euro Disney Vacaciones S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A.S. (company currently inactive)
Val d’Europe Promotion S.A.S.	100.0	Real estate developer
Les Villages Nature de Val d’Europe S.A.R.L.	50.0	Joint venture with Pierre &Vacances Group to establish a feasibility study
S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions
ED Spectacles S.A.R.L.	100.0	Operator of Buffalo Bill’s Wild West Show
Débit de Tabac S.N.C.	100.0	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L.	50.0	Joint venture created with Groupe Flo to negotiate food purchasing contracts
Euro Disney Commandité S.A.S.	100.0	General Partner of Euro Disney Associés S.C.A.
ED Resort Services S.A.S.	100.0	Company currently inactive
ED Finances 1 S.N.C.	100.0	Company currently inactive
ED Finances 2 S.N.C.	100.0	Company currently inactive
ED Finances 3 S.N.C.	100.0	Company currently inactive
ED Finances 4 S.N.C.	100.0	Company currently inactive
Euro Disneyland S.N.C. (1)	0.0	Financing company for Phase IA assets
Euro Disney Associés S.C.A. (1) (2)	0.0	Financing company for Phase IA assets and Additional Capacity Disneyland Park Assets
Hôtel New-York Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Newport Bay Club Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Sequoia Lodge Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Hôtel Cheyenne Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Hôtel Santa Fe Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Centre de Divertissements Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Centre de Congrès Newport S.A.S. (1)	0.0	Financing company for Newport Bay Club Convention Centre assets

(1)              Effective October 1, 2003 these entities were consolidated as a result of the adoption of new accounting rules related to financing companies (See Note 2)

(2)              Formerly Euro Disneyland Associés SNC, was transformed into Euro Disneyland Associés S.C.A. on September 30, 2004.

Upon a change in U.S. GAAP, the Company is now consolidated by TWDC, based in Burbank, California.

1-2 Disneyland Resort Paris Financing

The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland Hôtel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park.  Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company.  In 1994, the Company cancelled its original agreement with the Phase IA Financing Company and established certain new agreements.  Under this new lease structure, the Phase IA Financing Company is leasing substantially all of Disneyland Park assets to Euro Disney Associés S.C.A. (“EDA”), an indirect, wholly-owned affiliate of TWDC, which is in turn sub-leasing those assets to the Company.  The Group has no ownership interest in the Phase IA Financing Company or EDA.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hôtel New York, Newport Bay Club, Sequoia Lodge, Hôtel Cheyenne and Hôtel Santa Fe, and the Disney Village entertainment centre (collectively, the “Phase IB Facilities”).  Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A.  The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the  “Phase I SNCs” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets which were constructed subsequent to Opening Day.  Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and are being leased back to the Company.

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

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies, EDA and Centre de Congrès Newport S.A.S.

1-3 Financial Restructuring

In September 2004, the Group reached final agreement with its lenders and The Walt Disney Company on a comprehensive restructuring of the Group’s financial situation (the “Restructuring”).  The Restructuring, which is subject to certain conditions described below, will allow the Group to restore liquidity and to obtain capital to further grow and develop its activities.

The Group began negotiating the Restructuring in light of reduced revenues and increased losses that it incurred beginning in fiscal year 2003.  The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism, combined with challenging general economic and geopolitical conditions in key markets.  While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues from the new park were below expectations.  The increased losses were a result of reduced revenues, as well as higher operating costs due to the opening of Walt Disney Studios Park and higher marketing and sales expenses.

As a result of this situation, the Company determined that it would not be in compliance with certain financial covenants contained in its credit agreements and that in the absence of a new Restructuring, it would not be able to restore compliance in the near term, or to meet certain of its financial obligations.  At the time it began negotiations with its lenders, it obtained limited waivers of covenant violations and certain security deposit obligations, which were successively renewed as the negotiations progressed.  The Company also determined that, absent a Restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements at the Resort.

The principal features of the Restructuring are the following:

•                  The Company will conduct a share capital increase of at least € 250 million, before deduction of equity issuance costs, to be partially, directly or indirectly, subscribed by TWDC, with the remainder to be underwritten by a group of banks, subject to certain conditions.

•                  The Company will have access to additional financial resources under a new € 150 million credit line to be granted by TWDC.

•                  The Group’s debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits will be eliminated (with its existing security deposit used to prepay debt), in exchange for which the Company will pay an increased interest rate on some of its debt.

•                  A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€ 125 million) and partially on a conditional basis (€ 200 million), with the conditional portion depending on the Company’s financial performance.

•                  The Company will avoid making payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise its option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC will indirectly hold the remaining 18% of EDA).

•                  The Group will have the authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring agreement (the “Memorandum of Agreement”) is subject to definitive documentation, pending which the waiver of certain covenant violations under the Company’s credit agreements has been extended to December 1, 2004.  The Restructuring is subject to, and certain portions of the Restructuring will become effective upon, the completion of the share capital increase and the legal Restructuring described above, no later than March 31, 2005.  If those transactions do not occur by March 31, 2005, the parties will have 30 days to negotiate a new arrangement.  If the negotiations do not succeed, most of the provisions of the Memorandum of Agreement will become null and void and management believes the Group would be unable to meet all of its debt obligations.

Once effective (i.e., no longer subject to conditions), the Restructuring will provide significant liquidity, protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions.  Additionally, the Restructuring’s effect on the Group’s balance sheet will be increased cash and shareholders’ equity resulting from the share capital increase.  Prospectively, the Group’s statement of income will be affected by the interest impact of debt and royalties and management fees deferrals and increased cash, as well as a larger minority interest.  Increased minority interest will reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of most of the Company’s assets and liabilities.

2                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Group’s consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlements n° 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board).  Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2004, 2003 and 2002, except with respect to the changes in accounting principles described below, which affect the comparability of the years reported.

The Group, in preparing the consolidated financial statements has used the going-concern assumption based on management’s belief that the conditions necessary to implement the Restructuring will be met within the contractual deadlines.  If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2004.

Accounting Changes

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by Article 133 of the Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group.  Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts.  In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group’s receivables from the Financing Companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

The new accounting standard relating to liabilities (Règlement CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million.  As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past but which were charged against retained earnings.

To enhance comparability, the Group has provided in Note 28 financial information on a pro-forma basis in addition to its as-reported results.  The pro-forma information has been prepared assuming that the changes in accounting principles described above were in effect during all of fiscal years presented.

Principles of Consolidation and Use of Estimates

All significant intercompany accounts and transactions have been eliminated. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts presented in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates.  Certain reclassifications to the 2003 and 2002 comparative amounts have been made to conform to the 2004 presentation.

Revenue Recognition

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow.  The Group records revenues for the Resort Segment as the related service is provided to guests.  In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognised pro-rata over the term of the contracts.  In the Real Estate Development Segment, revenue is recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognised when the service is rendered.

Leased Assets

The Group leases a significant portion of its operating assets from special purpose Finance Companies. Until the required implementation of the accounting change described above, pursuant to options available under French accounting principles, the Group accounted for these transactions as operating leases in the statement of income on the line Lease Rental Expense. Effective as of October 1, 2003, the Financing Companies were consolidated into the financial statements of the Group.  All other leasing contracts are reported as operating expenses using operating lease accounting.

Fixed Assets

Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions and are carried at cost.  Amortisation is computed on the straight-line method over periods ranging from two to twenty years.  Tangible assets are carried at cost.  Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Secondary infrastructure	40 years
Buildings	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalised using the weighted average interest rate on the Group’s borrowings.  Projects under development are capitalised at the point technical and economic feasibility has been established.

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

Debt Issue Costs

Costs of the issuance of debt are capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro-rata amount of the unamortized issue costs is expensed and included as part of the gain or loss resulting from the transaction.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Group’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans.  Retirement indemnities paid under the Group’s collective bargaining agreement are expensed as paid.  The future commitment with respect to these indemnities is disclosed in Note 26.

Risk Management Contracts

In the normal course of business, the Group employs a variety of off-balance sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward and option contracts.  The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognises the gain or loss on the designated hedging financial instruments.  The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortised over the remaining original term of the instruments.  Gains and losses arising from foreign currency forward and option contracts are recognised as offsets of gains and losses resulting from the items being hedged.

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

Recent Accounting Pronouncements

The Group will be required to prepare its consolidated financial statements under International Financial Reporting Standards (“IFRS”) beginning in fiscal year 2006.  The Group plans to carry out a detailed impact assessment in First Half 2005 to identify:

•                  The differences between the Group’s current accounting and disclosure policies and IFRS,

•                  The changes to information systems that will be required to produce the required information,

•                  The data required to produce the opening IFRS balance sheet as of October 1, 2004.

3                 TANGIBLE ASSETS

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies	Fiscal Year 2004			September 2004
			Additions	Deductions	Transfers Adjustments
Land and secondary infrastructure	345.9	201.8	—	—	0.7	548.4
Buildings and attractions	715.7	2,242.6	—	(18.4)	6.6	2,946.5
Furniture, fixtures and equipment	221.2	373.9	0.9	(0.6)	16.1	611.5
Construction in progress	22.0	—	27.6	—	(25.9)	23.7
Subtotal	1,304.8	2,818.3	28.5	(19.0)	(2.5)	4,130.1

Accumulated depreciation	(376.8)	(1,285.3)	(133.8)	9.7	—	(1,786.2)
	928.0	1,533.0	(105.3)	(9.3)	(2.5)	2,343.9

Fixed assets with a net book value of € 1,737.8 million at September 30, 2004, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Group except Walt Disney Studios Park.  In fiscal years 2004 and 2003, there was no interest capitalised on assets under construction.

4                 FINANCIAL ASSETS

	As-Reported	Consolidate
	September	Financing	Fiscal Year 2004		September
(€ in millions)	2003	Companies	Additions	Deductions	2004
Phase IA Financing Company loan receivable (a)	886.4	(886.4)	—	—	—
Phase IB Financing Companies loans receivable (b)	346.6	(346.6)	—	—	—
Other (c)	99.2	5.2	10.9	—	115.3
	1,332.2	(1,227.8)	10.9	—	115.3

(a)              Phase IA Financing Company loan receivable

Pursuant to the original Disneyland Park financing agreements and the 1994 financial restructuring, the Company provided a long-term subordinated loan of € 1,010.1 million to the Phase IA Financing Company.  The loan bears interest at EURIBOR.  However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced and returned to the contractual rate beginning in fiscal year 2004.  In addition, effective October 1, 1999, the Phase IA Financing Company and the Company agreed to certain modifications of the terms of the loan, including an acceleration of the principal repayment schedule and a modification of the contractual interest rate. Under the revised terms, the applicable rate is EURIBOR plus a variable margin. Accordingly, the effective rates on the loan for fiscal years 2004 and 2003 were 2.95 % and 3.37%, respectively. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2013. Principal repayments in fiscal years 2004 and 2003 were € 52.3 million and € 40.5 million, respectively.  Scheduled principal repayments in fiscal year 2005 are € 58.3 million. Under the new lease structure established in 1994 (See Notes 1-2 and 25-1), this long-term subordinated loan is pledged as security.  Upon the Restructuring becoming effective, the timing of cash receipts from the Phase 1A Financing Company loan receivable will be affected by the change in the timing of the Company’s debt service payments to EDA and the Phase 1A Financing Company.  Due to the change in accounting principle discussed in Note 2 above, the Phase IA Financing Company loan receivable is now eliminated upon consolidation of the Financing Companies.

(b)              Phase IB Financing Companies loans receivable

Pursuant to the original Phase IB financing agreements and the 1994 financial restructuring, EDL Hôtels S.C.A. provided long-term subordinated loans of € 390.4 million to the Phase IB Financing Companies. The loans bear interest at a fixed rate of 6%. However, pursuant to the 1994 financial restructuring, the applicable interest rate on the outstanding balance was temporarily reduced to 4% and returned, beginning in fiscal year 2004, to the contractual rate. Principal repayments commenced in fiscal year 1998 and are scheduled to continue through fiscal year 2016. Principal repayments in fiscal years 2004 and 2003 were € 14.8 million and € 11.6 million, respectively. Scheduled principal repayments in fiscal year 2005 are € 16.5 million.  Upon the Restructuring becoming effective, the timing of cash receipts from the Phase 1B Financing Companies loans receivable will be affected by the change in the timing of the Control Group’s debt service payments to the Phase IB Financing Companies.  Due to the change in accounting principle discussed in Note 2 above, the Phase IB Financing Companies loans receivable are now eliminated upon consolidation of the Financing Companies.

(c)              Other

Other consists primarily of € 100.6 million and € 90.1 million of long-term bank guarantee deposits as of September 30, 2004 and 2003. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Group is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Group have been satisfied.  The agreement requires the security deposits to be recalculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months.  Effective November 3, 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million, which was later increased on April 20, 2004 to € 100 million.  Once the terms of the Restructuring become effective, the security deposit will be applied to outstanding debt principal of the Group’s senior debt, and the Group will no longer be required to maintain these debt security deposits.  For additional information on the Restructuring See Note 1-3.

5                 INVENTORIES

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 3.9 million and € 2.5 million at September 30, 2004 and 2003, respectively.

6                 TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees.  As of September 30, 2004 and 2003, the reserve for potentially uncollectible accounts was € 2.0 million and € 2.2 million, respectively.  As of September 30, 2004 and 2003, trade receivables included long-term receivables amounting to € 2.2 million and € 3.6 million, respectively.

7                 OTHER ACCOUNTS RECEIVABLE

	As-Reported	Consolidate	Fiscal Year
	September	Financing	2004	September
(€ in millions)	2003	Companies	Change	2004
VAT	27.7	4.8	5.5	38.0
Other	18.2	2.3	1.3	21.8
	45.9	7.1	6.8	59.8

Other includes advance payments to vendors and miscellaneous non-trade receivables.  All amounts are due within one year.

8                 CASH AND SHORT-TERM INVESTMENTS

The Group’s September 30, 2004 and 2003 cash and short-term investments include € 49.1 million and € 48.6 million, respectively, of cash and short-term investments of the consolidated Financing Companies, which are not available to the Legally Controlled Group for operational uses.

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2004 and 2003.

9                 DEFERRED CHARGES

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies			September 2004
			Fiscal Year 2004
			Additions	Deductions
Financial contributions to public infrastructure (a)	51.9	—	—	(4.3)	47.6
Other (b)	3.2	8.5	2.8	(2.5)	12.0
	55.1	8.5	2.8	(6.8)	59.6

(a)              Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of  € 34.3 million made by the Group to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994).  Remaining amounts relate to various financial contributions paid or payable by the Group for the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts are being amortised over a period of twenty years.  Contributions to public infrastructure are stated net of accumulated amortisation of € 37.6 million and € 33.3 million at September 30, 2004 and 2003, respectively.

(b)              Other

The balance as of September 30, 2003, other primarily includes deferred debt issuance costs that are amortised to interest expense over the term of the related loan.  Fiscal year 2004 additions represent deferred equity issuance costs that will be offset against the share premium generated by the proceeds of the share capital increase contemplated in the Restructuring (See Note 1-3).

10          SHAREHOLDERS’ EQUITY (DEFICIT)

		(€ in millions)
	Number of Shares	Share Capital	Share Premium	Retained Earnings/ (Deficit)
	(in thousands)
Balance at September 30, 2002	1,055,938	804.9	289.0	150.9

Change in nominal value per share	—	(2.4)	2.4	—
Cumulative effect of change in accounting principle (Note 2)	—	—	—	(104.4)
Net loss				(56.0)
Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)

Cumulative effect of change in accounting principle (Note 2)	—	—	—	(1,151.6)
Reduction of nominal value per share	—	(792.0)	792.0	—
Conversion of ORAs and warrants	26,742	0.3	152.2	—
Net loss	—	—	—	(145.2)
Balance at September 30, 2004	1,082,680	10.8	1,235.6	(1,306.3)

•                  Number of shares

The number of shares above represent the Company’s issued, outstanding and fully paid shares, at the respective dates.

•                  Share capital and share premium

The Company’s existing share capital as of September 30, 2002 was rounded from a nominal amount per share of € 0.7622451... to a nominal amount per share of € 0.76 which resulted in a transfer of € 2.4 million to share premium from share capital in accordance with Resolution 12 of the Combined General Shareholder’s Meeting held on May 5, 2003.

In accordance with Resolution 7 of the Combined General Shareholder’s Meeting held on March 25, 2004, the Company’s share capital was decreased in an amount of € 792 million by reducing from € 0.76 to € 0.01 the nominal value of each of the shares existing on the effective date of July 9, 2004.

The Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs on July 11, 2004 (See Note 12) and 16,988 new shares upon exercise of 47,826 warrants.

•                  Retained earnings / (deficit)

At September 30, 2004 and 2003, the Company’s retained earnings included a legal reserve of € 16.9 million, which is not available for distribution.

Effective as of October 1, 2002 (the first day of fiscal year 2003) the Group adopted new accounting rules for major fixed asset renovation expenditures.  As of October 1, 2003 (the first day of fiscal year 2004), the Group implemented mandatory new accounting rules concerning the consolidation of special purpose finance companies.  The retroactive earnings impact of these changes was recorded as an adjustment to retained earnings (See Note 2).

Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of  € 6.10 for every three warrants held.  The warrants had a term of ten years and expired in July 2004.

11          MINORITY INTERESTS

Effective October 1, 2003, the change in accounting principle described in Note 2, required the consolidation of the Financing Companies into the financial statements of the Group.  Minority interests represent the portion of the consolidated Financing Companies equity for which the Legally Controlled Group has no rights or obligations:

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies	Fiscal Year 2004		September 2004
			Net Result Allocation	Other
EDA (a)	—	(83.3)	(6.8)	384.8	294.7
Centre de Congrès Newport S.A.S. (b)	—	7.7	0.1	—	7.8
Phase I Financing Companies (c)	—	34.3	—	2.8	37.1
	—	(41.3)	(6.7)	387.6	339.6

(a)              EDA

As a result of the consolidation of EDA, a wholly-owned affiliate of TWDC, a minority interest balance of € 83.3 million was recorded by the Group representing the portion of EDA’s net accumulated losses for which the Legally Controlled Group had no obligations.  In order to enable the Restructuring and notably the legal reorganisation disclosed in Note 1-3, effective September 30, 2004, EDA was recapitalized by its partners who received an equity interest in the amount of € 384.1 million in EDA as reimbursement for loans and accrued interest due to them as of this date.  Other also includes € 0.7 million of variable Phase I lease payments that are legally for the benefit of the partners of EDA and are therefore reflected in operating expenses.  EDA remains consolidated by the Group as of September 30, 2004.

(b)              Centre de Congrès Newport S.A.S.

As a result of the consolidation of this entity, a wholly-owned affiliate of TWDC, a minority interest balance of € 7.8 million was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the Legally Controlled Group had no rights or obligations.

(c)              Phase I Financing Companies

Minority interests represents the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company and are therefore reflected in operating expenses.

12          QUASI-EQUITY

As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term.  The ORAs matured on July 11, 2004 and were redeemed by the issuance of 26.7 million shares of the Company’s common stock.

13          PROVISIONS FOR RISKS AND CHARGES

	As-Reported	Consolidate
	September	Financing	Fiscal Year 2004		September
(€ in millions)	2003	Companies	Additions	Reversals	2004
Provisions for major fixed asset renovations (a)	85.6	—	27.6	(25.4)	87.8
Other provisions (b)	34.5	—	5.4	(29.5)	10.4
	120.1	—	33.0	(54.9)	98.2

(a)              Provision for major fixed asset renovations

Fiscal year 2004 additions represent the adjustment of the provision based upon estimated future renovation expenditures as of September 30, 2004.  Fiscal year 2004 reversals represented the cost of major fixed asset renovations completed during the fiscal year.

(b)              Other provisions

At September 30, 2003, provisions for risks and charges primarily included provisions for various charges, claims and litigation, including € 22.5 million for a guarantee to the Department of Seine-et-Marne.  During fiscal year 2004, the negotiations concerning the payment of the guarantee were finalised, with the Group agreeing to pay the amount over a ten-year period in eight instalments the first of which is due in fiscal year 2007.  As a result, the provision has been reversed and the liability recorded in the caption Accounts Payable and Accrued Liabilities.  There were no other individually material additions or reversals during the year.

14          BORROWINGS

(€ in millions)	Stated Interest Rate(1)				Pro-Forma Sept 2003(3)	Variance	September 2004
		September 2004							Effective Interest Rate (5)
		Borrowings					Interest Rate Swaps
		Lease(2)	Direct	Total			Pay Fixed(4)	Maturities

CDC Senior Loans (a)	5.15%	86.9	40.6	127.5	127.5	—	—	—	5.15%
CDC Subordinated Loans(a)	5.15%	274.4	509.4	783.8	783.8	—	—	—	5.15%
Credit Facility – Phase IA(b)	2.99%	234.7	105.4	340.1	377.8	(37.7)	—	—	2.99%
Credit Facility – Phase IB(c)	3.15%	128.1	22.4	150.5	163.5	(13.0)	60.0	2005	3.89%
Partner Advances – Phase IA(d)	3.00%	304.9	—	304.9	304.9	—	—	—	3.00%
Partner Advances – Phase IB(e)	3.05%	96.9	—	96.9	96.9	—	—	—	3.05%
TWDC Loans(f)	2.35%	17.3	—	17.3	276.4	(259.1)	—	—	2.35%
TWDC Line of Credit(g)	2.39%	—	125.0	125.0	102.5	22.5	—	—	2.39%
Other loans	—	—	—	—	15.5	(15.5)	—	—	—
Sub-total	3.98%	1,143.2	802.8	1,946.0	2,248.8	(302.8)	60.0		4.04%

Accrued Interest		20.0	86.8	106.8	199.6	(92.8)

Total Borrowings		1,163.2	889.6	2,052.8	2,448.4	(395.6)

(1)              The stated interest rate represents the weighted average interest rate for each borrowing.  For variable rate borrowings, interest rates are based upon the rates as of September 30, 2004, plus the applicable margin.  These rates are not necessarily an indication of future interest rates.

(2)              Represents the borrowings of the consolidated Financing Companies.

(3)              Represents the borrowings balance on a pro-forma basis as if the Group had consolidated the Financing Companies at that date. These debt balances underlie the Group’s contractual lease commitments.

(4)              Amounts represent notional values of interest rate swaps.

(5)              The effective interest rate reflects the impact of interest rate swaps on the stated interest rate as of September 30, 2004

(a)              Caisse des Dépôts et Consignations (“CDC”) loans

The Group has € 911.3 million of senior and subordinated loans outstanding to the CDC, which includes € 530.2 million under the Phase I Loans and € 381.1 million under the Walt Disney Studios Park Loans.

Under the CDC Phase I Loan agreements, the CDC granted the Company and the Phase IA Financing Company  € 127.5 million senior debt and € 402.7 million subordinated debt.  The senior debt is secured by the Disneyland Park, Disneyland Hôtel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  The subordinated debt is unsecured.  The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15%, defer principal repayments and extend the final maturity date from fiscal year 2015 to fiscal year 2024.  At September 30, 2004 and 2003, accrued interest related to these loans was € 25.0 million. Once effective, the Restructuring will result in the deferral of principal payments falling in 2004 through 2016 under the Phase I Loans by 3.5 years.  Additionally, the interest rate on € 48.3 million of principal will be increased by two percentage points.

Under the Walt Disney Studios Park Loans, on September 30, 1999, the CDC granted the Company € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park.  The credit agreement includes four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively, and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively.  The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus 200 basis points (4.15 % as of September 30, 2004) or 5.15%, whichever is greater.  The timing of interest payments depends on the amount of the Company’s surpluses in cash and short-term investments at each scheduled annual repayment date.  The annual interest payments due as of December 31, 2001, 2002 and 2003 in the total amount of € 57.9 million (including interest on the deferred interest) have been deferred in accordance with the provisions of the loans.  At September 30, 2004 and 2003, accrued interest related to these loans was € 73.4 million and € 51.1 million, respectively, including the above described deferral.  Once effective, the Restructuring will result in the deferred interest payments for December 31, 2001, 2002 and 2003 of € 57.9 million to be converted into subordinated long-term debt, not payable until the repayment of the credit facilities and partners advances of the Phase I SNC’s and the CDC Senior Loans.

(b)              Credit Facility - Phase IA

Pursuant to credit agreements with a syndicate of international banks, the Company and the Phase IA Financing Company originally borrowed € 972.6 million (€ 504.0 million of which was prepaid as part of the 1994 financial restructuring).  The obligations under this credit facility are secured by Disneyland Park, Disneyland Hôtel, Davy Crockett Ranch, other related facilities and the underlying land thereof.  Principal repayments commenced in fiscal year 2000 with final repayment scheduled in fiscal year 2009.  The loans bear interest at EURIBOR plus a margin, which has varied over time.  During fiscal year 2004 the interest rate applicable to these loans was EURIBOR plus an average of 0.84% (2.99% as of September 30, 2004).  Once effective, the Restructuring will result in the deferral of principal payments by 3.5 years with final maturity being no later than May 31, 2012.  Additionally, the stated interest rate on the loans will be increased to three percentage points over EURIBOR.

(c)              Credit Facility - Phase IB

Pursuant to the credit agreements with a syndicate of international banks, EDL Hôtels S.C.A. and the Phase IB Financing Companies borrowed € 410.1 million (€ 210.3 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are secured by the Phase IB Facilities.  Regular principal repayments commenced in fiscal year 1998 with final repayment scheduled in fiscal year 2012.  The loans bear interest at EURIBOR plus a margin, which has varied over time.  During fiscal year 2004 the interest rate applicable to these loans was EURIBOR plus 1% (3.15% as of September 30, 2004).  Once effective, the Restructuring will result in the deferral of principal payments by 3.5 years with final maturity being no later than November 5, 2012.  Additionally, the stated interest rate on the loans will be increased to three percentage points over EURIBOR.

(d)                 Partner Advances - Phase IA

Pursuant to loan agreements, the Phase IA Financing Company borrowed € 304.9 million from the partners of the Phase IA Financing Company at a fixed rate of 3%.  These advances are unsecured and subordinated to the CDC Phase I Loans and the Credit Facility – Phase IA.  Principal repayments will not begin until the Phase IA Financing Company realises taxable income.  Pursuant to the 1994 financial restructuring, these loans were the subject of continuing interest forgiveness in fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.38%.  As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on these advances returned to the contractual fixed interest rate of 3%.  Once effective, the Restructuring will delay the principal payments on the partner advances by 3.5 years, as the timing of such payments is affected by the timing of payments on the Credit Facility – Phase IA.

(e)                 Partner Advances - Phase IB

Pursuant to loan agreements, the Phase IB Financing Companies borrowed € 121.9 million (€ 25.0 million of which was prepaid as part of the 1994 financial restructuring) from the partners of the Phase IB Financing Companies.  The advances consist of € 18.8 million of bank borrowings bearing interest at EURIBOR plus 1.125% (3.28% at September 30, 2004) and € 78.0 million bearing interest at a fixed rate of 3%.  These advances are secured by the Phase IB Facilities.  For the fixed-rate portion of the Partner Advances, principal repayments will not begin until the Phase IB Financing Companies realise taxable income.  Pursuant to the 1994 financial restructuring, the fixed rate portion of these advances was the subject of continuing interest forgiveness in fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.95%.  As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on this portion of these advances returned to the contractual fixed interest rate of 3%.  Once effective, the Restructuring will delay the principal payments on the partner advances by 3.5 years, as the timing of such payments is affected by the timing of payments on the Credit Facility - Phase IB.  Additionally, the advances consisting of € 18.8 million of bank borrowings will have a final maturity of November 5, 2012.

(f)                TWDC Loans

TWDC Loans represent amounts borrowed by the Financing Companies (EDA and Centre de Congrès Newport S.A.S.), both 100% indirect subsidiaries of TWDC, which since October 1, 2003 (the first day of fiscal year 2004) have been included in the Group’s consolidated financial statements.

As of October 1, 2003, the EDA loan from TWDC totalled € 259.1 million and was provided by TWDC primarily to finance the Additional Capacity Disneyland Park Assets.  The loan bore interest at a variable rate not to exceed 6% (4% as of September 30, 2004) and was scheduled to mature in fiscal year 2009.  In order to enable the Restructuring and notably the legal reorganisation disclosed in Note 1-3, effective September 30, 2004, EDA repaid this loan in full by issuing an equity interest of  € 384.1 million to TWDC for the then outstanding principal balance of € 259.1 million plus related accrued interest of € 125.0 million.  See Note 25-1 for disclosure of the Legally Controlled Group’s lease commitment to EDA pending the realisation of the proposed legal reorganisation that will result in, if executed, the cancellation of the Additional Capacity Asset Lease commitment for the Legally Controlled Group

In addition, TWDC made available to Centre de Congrès Newport S.A.S. a loan, maturing in fiscal year 2017, to finance the construction of the Newport Bay Club Convention Centre which opened in fiscal year 1998.  The outstanding balance under this loan as of September 30, 2004 is € 17.3 million and bears interest at EURIBOR plus 0.20% (2.35% as of September 30, 2004).  As of September 30, 2004 accrued interest related to this loan was € 4.6 million.

(g)              TWDC Line of Credit

As part of the 1994 financial restructuring, TWDC agreed to make available, until June 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group, which bears interest at EURIBOR (2.39% as of September 30, 2004).  During fiscal year 2004, TWDC agreed to extend this line of credit to accommodate the negotiations for the Restructuring.  Upon the effective date of the Restructuring, € 10.0 million of this credit line will be forgiven by TWDC and € 110.0 million converted into subordinated long-term debt, not payable until the repayment of the debt and partners advances of the Phase I SNC’s and the CDC Senior Loans.  The terms of the Restructuring contemplates a new line of credit from TWDC in the amount of € 150 million, which will be available during the Restructuring transition period.

Debt Covenants

The Group’s debt agreements include covenants between the Group and the lenders.  These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds.  In the case of non-compliance of these covenants, the lenders can demand accelerated repayment of the debt.  The Group has received successive waivers of certain of these financial covenants for the fiscal year 2003 and 2004 reporting periods, which will remain in effect until the effective date of the Restructuring (See Note 1-3).

Debt Maturity Schedule

The table below summarises the scheduled principal maturities of the Group’s borrowings as of September 30, 2004 before and after the Restructuring (assuming it is fully implemented and taking into account the above mentioned waivers from the lenders) (€ in millions):

Fiscal year	Before Restructuring		After Restructuring		Change
2005	206.8	(1)	110.0	(2)	(96.8)
2006	76.0		—		(76.0)
2007	93.4		—		(93.4)
2008	107.6		60.1		(47.5)
2009	95.0		86.5		(8.5)
Thereafter	1,367.2		1,737.4		370.2
	1,946.0		1,994.0		48.0

Accrued Interest	106.8		48.8		(58.0)

	2,052.8		2,042.8		(10.0)

(1)              The “Before Restructuring” figure includes € 125.0 million in respect of the existing TWDC credit line.

(2)              The amount of € 110.0 million represents the prepayments contemplated by the Memorandum of Agreement.

15          PAYABLE TO RELATED COMPANIES

Payables to related companies principally include payables to wholly-owned subsidiaries of TWDC for royalties and management fees (See Note 19) and other costs associated with the operation of the Resort. All amounts are due within one year.

16          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As-Reported	Consolidate	Fiscal Year
	September	Financing	2004	September
(€ in millions)	2003	Companies	Change	2004
Suppliers	113.8	0.2	16.6	130.6
Payroll and employee benefits	64.5	0.3	0.5	65.3
VAT	9.7	14.6	(0.8)	23.5
Other	26.3	11.0	27.6	64.9
	214.3	26.1	43.9	284.3

As of September 30, 2004, accounts payable and accrued liabilities included non-current payables amounting to € 22.8 million.

17          DEFERRED REVENUES

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognised as income straight-line over the term of the related contract, as well as amounts invoiced to guests in advance of their visit.

The Group’s deferred revenues as of September 30, 2004 have the following scheduled revenue recognition:

(€ in millions)
2005	42.8
2006	4.3
2007	2.8
2008	2.7
2009	2.6
Thereafter	33.1
88.3

18          REPORTED SEGMENTS

The Group has two reportable segments: the Resort Segment, which includes the operations of the Theme Parks, Hotels and Disney Village, and the Real Estate Segment. The Group evaluates the performance of its segments based primarily on income before lease, net financial charges and exceptional items. The Group does not evaluate the performance of its segments based upon their respective fixed asset values.  The accounting policies of these segments are the same as those described in Note 2 “Summary of Significant Accounting Policies”.

The table below presents as-reported information by segment (comparison of fiscal year 2004 amounts with prior year as-reported amounts is affected by the change in accounting principle described in Note 2 and 28):

	Year ended September
(€ in millions)	2004	2003	2002
Segment Revenues
Resort Segment	1,036.2	1,023.9	1,043.9
Real Estate Segment	11.8	23.6	27.3
Total	1,048.0	1,047.5	1,071.2

Segment Costs and Expenses
Resort Segment	(1,061.8)	(901.8)	(880.3)
Real Estate Segment	(10.1)	(13.3)	(15.2)
Total Costs and Expenses	(1,071.9)	(915.1)	(895.5)

Segment Income before Net Financial Charges
Resort Segment	(25.6)	122.1	163.1
Real Estate Segment	1.7	10.3	12.1
Total Income (Loss) before Net Financial Charges	(23.9)	132.4	175.7

19          COSTS AND EXPENSES

The table below presents as-reported costs and expenses of the Group by category. (Comparison of fiscal year 2004 amounts with prior year as-reported amounts is affected by the change in accounting principle described in Notes 2 and 28):

	Year ended September
(€ in millions)	2004	2003	2002
Direct operating costs (a)	664.8	639.5	608.5
Marketing and sales expenses	112.6	105.2	95.4
General and administrative expenses	90.0	96.7	92.0
Depreciation and amortisation	146.8	65.6	64.1
Royalties and management fees (b)	57.7	8.1	35.5
	1,071.9	915.1	895.5

(a)              Direct Operating Costs

Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovations expenses, insurance and operating taxes.

(b)              Royalties and Management Fees

Royalties represent primarily payments to a wholly-owned indirect subsidiary of TWDC under a license agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.  Management fees are payable to Euro Disney S.A.S., the Company’s Gérant, as specified in the Company’s by-laws.  Royalties and management fees are based primarily upon operating revenues.

In fiscal year 1999, after a five-year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate.  Royalties were fully reinstated beginning October 1, 2003 (the first day of fiscal year 2004) and management fees will progressively increase through fiscal year 2018.  Fiscal year 2004 royalties totalled € 47.2 million and management fees totalled € 10.5 million.

On March 28, 2003, TWDC agreed to waive royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003.  As a result, fiscal year 2003 royalties and management fees were reduced by the  € 24.6 million waiver and totalled € 8.1 million (€ 5.6 million for royalties and  € 2.5 million for management fees)  The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million . TWDC further agreed that fiscal year 2004 royalties and management fees will be paid on a fiscal year-end basis rather than quarterly.

Once implemented, the terms of the Restructuring will impact the Group’s obligations for royalties and management fees as described above (See Note 1-3).

20          EXCEPTIONAL INCOME (LOSS)

	Year ended September
(€ in millions)	2004	2003	2002
Restructuring costs (a)	(12.6)	—	—
Fixed asset sales / write-offs (b)	(9.4)	11.6	(0.6)
Movements in provisions for risks and asset valuation reserves (net)	(1.4)	(0.5)	0.7
Pre-opening costs – Walt Disney Studios Park (c)	—	—	(37.2)
Other	1.1	0.8	(0.9)
	(22.3)	11.9	(38.0)

(a)              Costs of the Restructuring

During fiscal year 2004, the Group incurred € 12.6 million of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to its lenders and other third parties in connection with the negotiations of the Restructuring.

(b)              Fixed asset sales / write-offs

In fiscal year 2004, the Group recorded a € 9.2 million write-off of equipment within an attraction in Disneyland Park that is being replaced.

In fiscal year 2003, the Group sold three apartment developments used to provide housing to employees within close proximity to the site.  The transaction generated a gain of  € 11.0 million.  The Group continues to operate the apartment developments under leases with the buyers.

(c)              Pre-opening costs – Walt Disney Studios Park

During fiscal year 2002, the Group incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park. These expenses included the costs of hiring and training employees for the park during the pre-opening period, costs of the pre-opening advertising campaign and the media events which took place in February and March 2002.

21          INCOME TAXES

Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date.  For fiscal years 2004 and 2003, this rate was approximately 35.4%. During fiscal years 2004, 2003 and 2002, no income tax was payable as no taxable income was generated by the Group.  Accordingly,  the Group’s effective tax rate for these periods was 0%.

At September 30, 2004, unused tax loss carryforwards were approximately € 900 million and can be carried forward indefinitely.  Due to the uncertainty of the ultimate realisation of these tax benefits, the Group has not recorded any deferred tax assets.

22          STOCK OPTIONS

In 1994, the Company’s shareholders approved the implementation of an employee stock option plan (the “1994 Plan”) authorising the issuance of stock options for acquisition of up to 2.5% of the Company’s outstanding common stock.  Through September 30, 2004, the Company had granted a total of 7,366,330 options, net of cancellations and exercises, (to acquire one share of common stock each) to certain managers and employees at a market exercise price which represented the average closing market price over the preceding 20 trading days.  The options are valid for 10 years from their issuance date and become exercisable over 5 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled. However, options that are exercisable as of the date of termination, may be exercised within a specified period of time or else they are cancelled.

In March 1999, the Company’s shareholders approved the implementation of a second employee stock option plan, with substantially the same terms as the 1994 Plan, authorising the issuance of stock options for acquisition of up to 2.5 % of the Company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  Through September 30, 2004, the Company had granted a total of 19,182,800 options, net of cancellations and exercises, under this plan.

In May 2003, the Company’s shareholders approved the implementation of a third employee stock option plan, with substantially the same terms as the two previous ones, authorising the issuance of stock options for acquisitions of up to 2.5% of the company’s outstanding common stock.  The options granted under that plan are valid for 8 years from their issuance date.  As of September 30, 2004, the Company had not granted any options under this plan.

A summary of the Company’s stock option activity for the years ended September 30, 2004 and 2003, is as follows:

	Number of Options	Weighted-average Exercise Price
	(in thousands)	(in €)
Balance at September 30, 2002	33,347	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(4,037)	0.96
Balance at September 30, 2003	29,310	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

The following table summarises information about stock options at September 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares (in thousands)	Weighted-average Remaining Contractual Life (in years)	Weighted-average Exercise Price	Number of Shares (in thousands)	Weighted-average Exercise Price
€ 0.77 – 1.00	11,782	5	€0.80	8,174	€0.80
€ 1.01 – 2.00	14,168	4	€1.16	9,723	€1.19
€ 2.01 – 2.50	599	1	€2.32	599	€2.32
	26,549	4	€1.03	18,496	€1.06

23          FINANCIAL INSTRUMENTS

23-1 Interest rate risk management transactions

The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates.  The impact of changes in interest rates affects financial income and expense of the Group.

The following table summarises the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2004 and 2003.

(€ in millions)	Underlying Borrowings
Balance at September 30, 2002	563.8

Additions	485.0
Maturities/Terminations	(517.1)
Balance at September 30, 2003	531.7

Additions	—
Maturities/Terminations	(471.7)
Balance at September 30, 2004	60.0

During fiscal year 2001, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2001 and had a term of 2 years expiring at or near September 30, 2003.  These agreements required the Group to pay fixed interest rates ranging from 3.79% to 4.69% and to receive interest payments based upon 3-month EURIBOR on the outstanding notional amounts.

During fiscal year 2003, the Group entered into several interest rate swap agreements which became effective at or near September 30, 2003 and had a term of approximately one year with the last contracts expiring in November 2004.  Those agreements required the Group to pay fixed interest rates ranging from 2.05% to 3.56% and to receive interest payments based upon 3-month or 6-month Euribor on the outstanding notional amounts.

The total interest rate differential resulting from interest rate hedging instruments was a loss of € 5.6 million and € 9.1 million in fiscal year 2004 and fiscal year 2003, respectively.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts.  At September 30, 2004 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount was nil (loss of € 5.5 million at September 30, 2003).

23-2 Currency risk management transactions

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

At September 30, 2004 and 2003, the Group had € 17.2 million and € 70.6 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options.  The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts.  This amount was a loss of € 0.2 million at September 30, 2004 and 2003.

23-3 Concentrations of credit risk

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilises a variety of off-balance sheet instruments for hedging purposes.  At September 30, 2004 and 2003, the Group was not required to collateralize their respective obligations under the terms of these hedging contracts.

24          COMMITMENTS AND CONTINGENCIES

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

The Company is jointly liable for all Phase IA Financing Company obligations under the Phase IA credit agreement until their scheduled maturity date in November 2009.  These obligations total € 234.7 million as of September 30, 2004.

EDL Hôtels S.C.A. has guaranteed all Phase IB Financing Companies’ obligations under the Phase IB credit facility and the Phase IB partner advances until their scheduled maturity date (2016 at the latest).  These obligations total € 225.0 million as of September 30, 2004.

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

25          LEASED ASSETS

The Group owns Walt Disney Studios Park, Disneyland Hôtel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets. Prior to fiscal year 2004, pursuant to options available under French accounting principles, the Group did not capitalise these leases, but rather accounted for them as operating leases.  Starting in fiscal year 2004, the Group was required to consolidate the Financing Companies that own the leased assets (See Note 2).

25-1 Disneyland Park and Hotel Leases

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special-purpose Financing Companies, all of which were consolidated into the financial statements of the Group as of October 1, 2003 (the first day of fiscal year 2004) (See Note 2).  The following discussion summarises the significant terms of each lease all of which will be impacted by the Restructuring becoming effective:

•                  Disneyland Park - Phase IA Lease

Originally, pursuant to the Phase IA financing agreements, the Company leased Disneyland Park directly from the Phase IA Financing Company under a crédit-bail (financial lease) which commenced on Opening Day and was to end when the underlying borrowings and interest were repaid in full by the Phase IA Financing Company.  Pursuant to the terms of the 1994 financial restructuring, a new leasing structure for Disneyland Park assets was implemented.

Under the new lease structure, effective June 30, 1994, the original financial lease was cancelled and a new financial lease established whereby the Phase IA Financing Company leases Disneyland Park to EDA with terms similar to the original financial lease. The Company, in turn, is sub-leases Disneyland Park from EDA for a term of 12 years with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA.  At the end of the sub-lease term, the Company will have the option to acquire the leasehold position of EDA upon payment of an option fee of approximately € 78.7 million. If the Company does not exercise this option and thereby elects to discontinue leasing Disneyland Park, EDA may continue to lease the assets, with an ongoing option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt. Alternatively, EDA could terminate the lease, in which case EDA would pay the Phase IA Financing Company an amount equal to 75% of its then outstanding debt, and could then sell or lease the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA.

•                  Disneyland Park - Additional Capacity Assets Lease

As part of the 1994 financial restructuring, EDA purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of  € 2.1 million.  At the end of the lease term, the Company will have the option to purchase the assets for € 213.4 million.  If this option is exercised, TWDC has agreed to provide financing over an eight-year term at an interest rate of 1% per annum.  As an alternative to this purchase option, the Company may enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above.  At the end of this second lease term, the Company will have the option to purchase the leased assets for a nominal amount.

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

Lease Payments, Commitments and Book Value of Leased Assets

As the Group consolidates the Financing Companies from which it leases the above described assets, the historical cost and depreciation of the assets (See Note 3) and related secured indebtedness (except for EDA, See Note 14) are included in the Group’s consolidated financial statements.

For information, payments due under these lease contracts were € 215.1 million and € 193.8 million for the years ended September 30, 2004 and 2003, respectively.  The rental payments under these leases consists of the lessor’s debt service payments (principal and interest), including those related to the long-term loans granted by the Group (See in Note 4), and any operating costs (primarily property taxes) incurred by the lessor.  Thus, lease rental expense fluctuates principally with the lessor’s interest expense variations, due to variable interest rates and interest forgiveness rate changes, and the timing of principal repayments on the leasing entities’ debt.

The book value and depreciation of the leased assets, which are included in the balance sheet of the Group are summarised as follows:

	September 2004
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value	Estimated Useful Lives
Intangible assets	15.6	15.4	0.2	10 years
Land and secondary infrastructure	201.8	89.5	112.3	25 to 40 years
Buildings and attractions	2,224.3	896.5	1,327.8	25 to 40 years
Furniture, fixtures and equipment	373.9	372.5	1.4	5 to 10 years
	2,815.6	1,373.9	1,441.7

Depreciation expense, included in the Group’s income statement for the leased assets, was € 83.6 million and € 83.9 million for the years ended September 30, 2004 and 2003, respectively.

25-2 Other Leases

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 30.8 million and € 27.9 million for the years ended September 30, 2004 and 2003, respectively.  Future minimum rental commitments under these non-cancellable operating leases as of September 30, 2004 are as follows:

(€ in millions)
2005	16.2
2006	15.1
2007	10.6
2008	9.2
2009	5.8
Thereafter	25.8
82.7

26          EMPLOYEES

The weighted-average number of employees employed by the Group was:

	Fiscal Year
	2004	2003	2002
Cadres	2,376	2,328	2,287
Non-cadres	9,786	9,895	10,180
	12,162	12,223	12,467

Total employee costs for the years ended September 30, 2004, 2003 and 2002 were € 366.0 million, € 365.7 million and €352.0 million, respectively.

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

As of September 30, 2004, the future commitment with respect to these retirement indemnities was estimated to be € 8.6 million compared to € 8.3 million as of September 30, 2003.

27          DIRECTORS’ FEES

During the years ended September 30, 2004 and 2003, fees paid to members of the Company’s Supervisory Board were € 106,755 and € 160,071, respectively.  TWDC employees are not paid for serving on the Company’s Supervisory Board.

28          SUPPLEMENTAL PRO-FORMA FINANCIAL INFORMATION

The reconciliation below presents consolidated financial information on a pro-forma basis as if the changes in accounting principles discussed in Note 2 were in effect during all of the periods presented.  The changes in accounting principle are summarised below :

Consolidation of Financing Companies (effective from first day of fiscal year 2004)

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by the Financial Security Law (Article 133 of the Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group.  Under these new rules, the Financing Companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts.  In the past, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group’s receivables from the Financing Companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the Financing Companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs reported in the income statement, resulting in increased operating expenses and depreciation and reduced lease rental expense.

Major Fixed Asset Renovation Expenditures (effective from first day of fiscal year 2003)

The new accounting standard relating to liabilities (Règlement CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major renovation expenditures.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  The retroactive impact of this change was recorded as a charge to equity on October 1, 2002 in the amount of € 104.4 million.  As a result of this change, fiscal year 2003 operating expenses increased by € 11.8 million, reflecting a € 20.0 million increase in the provision for major renovations, offset by reduced amortisation expenses of € 8.2 million related to renovation expenditures deferred in the past, but which were charged against retained earnings.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED BALANCE SHEETS

	September 2003			September 2002
(€ in millions)	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma

Fixed Assets
Intangible assets	57.6	1.3	58.9	61.7	2.6	64.3
Tangible assets	928.0	1 533.0	2 461.0	1 004.3	1 615.7	2 620.0
Financial assets	1 332.2	(1 227.7)	104.5	1 323.5	(1 280.0)	43.5
	2 317.8	306.6	2 624.4	2 389.5	338.3	2 727.8
Other Assets
Inventories	41.8	—	41.8	38.7	—	38.7
Accounts receivable:
Trade	76.9	—	76.9	100.6	—	100.6
Other	45.9	7.1	53.0	70.7	5.0	75.7
Short-term investments	34.9	48.6	83.5	14.2	48.4	62.6
Cash	11.2	—	11.2	8.2	—	8.2
	210.7	55.7	266.4	232.4	53.4	285.8

Deferred Charges	55.1	8.5	63.6	86.7	(16.1)	70.6

Total Assets	2 583.6	370.8	2 954.4	2 708.6	375.6	3 084.2

Shareholders’ Equity (Deficit)
Share capital	802.5	—	802.5	804.9	—	804.9
Share premium	291.4	—	291.4	289.0	—	289.0
Retained earnings (Accumulated deficit)	(9.5)	(1 151.6)	(1 161.1)	150.9	(1 253.7)	(1 102.8)
	1 084.4	(1 151.6)	(67.2)	1 244.8	(1 253.7)	(8.9)

Minority Interests	—	(41.3)	(41.3)	—	(35.8)	(35.8)

Quasi-Equity	152.8	—	152.8	152.8	—	152.8

Provisions for Risks and Charges	120.1	—	120.1	35.5	77.3	112.8

Borrowings	867.5	1 580.9	2 448.4	821.3	1 606.3	2 427.6

Current Liabilities
Payable to related companies	56.9	(43.3)	13.6	82.5	(42.5)	40.0
Accounts payable and accrued liabilities	214.3	26.1	240.4	277.0	24.0	301.0
	271.2	(17.2)	254.0	359.5	(18.5)	341.0

Deferred Revenues	87.6	—	87.6	94.7	—	94.7

Total Shareholders’ Equity and Liabilities	2 583.6	370.8	2 954.4	2 708.6	375.6	3 084.2

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year 2003			Fiscal Year 2002
	As-	Accounting	Pro-	As-	Accounting Changes		Pro-
(€ in millions)	Reported	Change(1)	Forma	Reported	Consolidation(1)	Renovations(2)	Forma

Revenues	1 047.5	(0.7)	1 046.8	1 071.2	(0.7)	—	1 070.5

Costs and Expenses	(915.1)	(99.6)	(1 014.7)	(895.5)	(99.8)	(12.0)	(1 007.3)

Income (Loss) before Financial Charges	132.4	(100.3)	32.1	175.7	(100.5)	(12.0)	63.2

Net Financial Charges
Lease rental expense	(193.8)	193.8	—	(188.8)	188.8	—	—
Financial income	48.9	(45.1)	3.8	59.1	(53.6)	—	5.5
Financial expense	(55.4)	(59.6)	(115.0)	(41.1)	(65.3)	—	(106.4)
	(200.3)	89.1	(111.2)	(170.8)	69.9	—	(100.9)

Loss before Exceptional Items	(67.9)	(11.2)	(79.1)	4.9	(30.6)	(12.0)	(37.7)

Exceptional income (loss), net	11.9	0.1	12.0	(38.0)	—	—	(38.0)

Minority Interests	—	8.8	8.8	—	10.0	—	10.0

Net Loss	(56.0)	(2.3)	(58.3)	(33.1)	(20.6)	(12.0)	(65.7)

Average number of common shares outstanding (in millions)	1 056	—	1 056	1 056	—	—	1 056

Loss per Share (in €)	(0.05)	—	(0.05)	(0.03)	—	—	(0.06)

COSTS AND EXPENSES BY CATEGORY

	Fiscal Year 2003			Fiscal Year 2002
	As	Accounting	Pro-	As	Accounting Changes		Pro-
(€ in millions)	Reported	Change(1)	Forma	Reported	Consolidation(1)	Renovations(2)	Forma
Direct operating costs	639.5	15.7	655.2	608.5	15.9	19.9	644.3
Marketing and sales expenses	105.2	—	105.2	95.4	—	—	95.4
General and administrative expenses	96.7	—	96.7	92.0	—	—	92.0
Depreciation and amortisation	65.6	83.9	149.5	64.1	83.9	(7.9)	140.1
Royalties and management fees	8.1		8.1	35.5	—	—	35.5
Total Costs and Expenses	915.1	99.6	1 014.7	895.5	99.8	12.0	1 007.3

(1)              Represents impact of change in accounting principle with respect to the consolidation of the Financing Companies that are not legally controlled by the Company.

(2)              Represents impact of change in accounting principle with respect to major fixed asset renovations.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year 2003			Fiscal Year 2002
(€ in millions)	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma

Net Loss	(56.0)	(2.3)	(58.3)	(33.1)	(32.6)	(65.7)

Minority interests	—	(8.8)	(8.8)	—	(10.0)	(10.0)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	65.6	83.8	149.4	64.0	76.1	140.1
Loans repayments received from Phase I Financing Co	52.1	(52.1)	—	41.1	(41.1)	—
Other	(10.6)	2.3	(8.3)	0.9	3.3	4.2
Changes in:
Receivables	48.6	(2.2)	46.4	28.0	1.9	29.9
Inventories	(3.1)	—	(3.1)	(1.7)	—	(1.7)
Payables and other accrued liabilities	(8.5)	15.9	7.4	(50.5)	22.4	(28.1)
Cash Flows from Operating Activities	88.1	36.6	124.7	48.7	20.0	68.7

Proceeds from the sale of fixed assets	45.4	—	45.4	1.4	—	1.4
Capital expenditures for tangible and intangible assets	(72.9)	0.2	(72.7)	(262.5)	(1.0)	(263.5)
Increase in deferred charges, net	—	—	—	(10.5)	10.5	—
Other	(1.3)	—	(1.3)	1.9	(4.6)	(2.7)
Cash Flows used in Investing Activities	(28.8)	0.2	(28.6)	(269.7)	4.9	(264.8)

Proceeds from new borrowings	40.0	—	40.0	63.3	1.0	64.3
Repayments of borrowings	(15.0)	(36.6)	(51.6)	(381.8)	(29.4)	(411.2)
(Increase) / Decrease in debt security deposits	(59.6)	—	(59.6)	12.4	—	12.4
Cash Flows used in Financing Activities	(34.6)	(36.6)	(71.2)	(306.1)	(28.4)	(334.5)

Change in cash and cash equivalents	24.7	0.2	24.9	(527.1)	(3.5)	(530.6)
Cash and cash equivalents, beginning of period	21.3	48.4	69.7	548.4	51.9	600.3
Cash and Cash Equivalents, end of period	46.0	48.6	94.6	21.3	48.4	69.7

Supplemental Cash Flow Information:
Interest paid	20.3	36.9	57.2	42.7	11.7	54.4
Lease rental expense paid, net	95.0	(95.0)	—	92.9	(92.9)	—

	September 2003			September 2002
	As- Reported	Accounting Change	Pro- Forma	As- Reported	Accounting Changes	Pro- Forma
Reconciliation to Balance Sheet:
Cash	11.2	—	11.2	8.2	—	8.2
Short-term investments	34.9	48.6	83.5	14.2	48.4	62.6
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	—	(0.1)	(1.1)	—	(1.1)
Cash and Cash Equivalents, end of period (1)	46.0	48.6	94.6	21.3	48.4	69.7

(1)              Includes € 48.6 million and € 48.4 million of cash and short-term investments of the consolidated Financing Companies as September 30, 2003 and 2002, respectively.

29          SUBSEQUENT EVENTS - UNAUDITED

As described in Note 1-3, in September 2004, the Group reached final agreement with its lenders and TWDC on the Restructuring, subject to certain conditions.  Two of these conditions, the signature of the legal documentation required by the Memorandum of Agreement and shareholder approval of the terms of the Restructuring were completed on December 1, 2004 and December 17, 2004, respectively.  The terms of the Memorandum of Agreement, including the continuing waiver of certain debt covenants for fiscal year 2003 and 2004, remain subject to certain additional conditions including the completion of a capital increase of at least € 250 million before March 31, 2005.

30          DISCLOSURES CONCERNING THE GROUP’S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company files an annual report on Form 20-F with the Securities and Exchange Commission (“SEC”) in the United States within six months of September 30 each year.  As explained in the summary of significant accounting policies, the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”).  French GAAP varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”) particularly in connection with the interest holidays granted to the Group during the 1994 financial restructuring.  Thus the computation of interest expense under French GAAP differs significantly from U.S. GAAP.

The reconciliations of net income and equity between French and U.S. GAAP are shown below, followed by a condensed consolidated balance sheet prepared under U.S. GAAP.  A description of the accounting principles which materially differ also follows:

Reconciliation of Net Loss

	Fiscal Year
(€ in millions)	2004	2003	2002
Net Loss, as-reported under French GAAP	(145.2)	(56.0)	(33.1)

Lease and interest adjustments	18.6	6.8	(35.7)
Major fixed asset renovations adjustment	4.7	7.6	—
Other	8.1	(12.8)	1.5
U.S. GAAP Loss before Cumulative Effect of Change in Accounting	(113.8)	(54.4)	(67.3)

Impact of change in accounting principle	36.3	—	—

Net Loss under U.S. GAAP	(77.5)	(54.4)	(67.3)

Comprehensive Income Items:
Interest rate hedges	5.2	2.1	0.7

Comprehensive Loss under U.S. GAAP	(72.3)	(52.3)	(66.6)

Reconciliation of Shareholders’ Equity

	September
(€ in millions)	2004	2003	2002
Shareholders’ Equity, as-reported under French GAAP	(59.9)	1,084.3	1,244.8

Cumulative lease and interest adjustments	(84.0)	(1,290.5)	(1,297.7)
Effect of revaluing the ORAs and capital lease obligation	—	178.1	178.1
Cumulative major fixed asset renovations adjustment	116.7	112.0	—
Cumulative land investment grant adjustment	(11.9)	(11.7)	(11.6)
Other	(9.6)	(11.8)	(1.0)

Shareholders’ Equity under U.S. GAAP	(48.7)	60.4	112.6

Summary Balance Sheet under U.S. GAAP

	September
(€ in millions)	2004	2003
Current assets	305.4	256.9
Other assets	136.0	111.8
Fixed assets	2,465.2	2,578.1
Total Assets	2,906.6	2,946.8

Current liabilities	2,457.4	2,633.8
Non-current liabilities	158.3	214.2
Long-term borrowings	—	—
Minority Interests	339.6	38.4
Shareholders’ equity	(48.7)	60.4
Total Liabilities and Equity	2,906.6	2,946.8

Reconciliation of Borrowings

	September
(€ in millions)	2004	2003
Total Borrowings, as-reported under French GAAP(1)	1,946.0	806.4
Unconsolidated Phase I SNCs debt and lease financing arrangements	4.0	1,400.9
Total Borrowings	1,950.0	2,207.3

U.S. GAAP adjustments to revalue lease financing arrangements and ORAs	—	1.6

Current portion of long-term borrowings(2)	(1,950.0)	(2,208.9)

Total Long-term Borrowings under U.S. GAAP	—	—

(1)         Borrowings, excluding accrued interest

(2)         All borrowings have been classified as current pending implementation of the Group’s financial restructuring (See Note 1-3).

Description of U.S. GAAP Reconciling Items

Lease and change in accounting principle adjustments

The Group leases substantially all of its operating assets under various agreements. Under French GAAP until October 1, 2003 (the first day of fiscal year 2004), the Group did not capitalise these leases but rather accounted for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities and related depreciation and interest expense were reflected in the Group’s financial statements.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) and amended it by issuing FIN 46R in December 2003.  Variable interest entities (VIEs) are primarily entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability.  All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIEs.  The primary beneficiary is required to consolidate the VIEs for financial reporting purposes.

In connection with the adoption of FIN 46R, it was concluded that the Financing Companies from which the Group leases substantially all of its operating assets were VIEs and that the Group was the primary beneficiary.  Under previously existing U.S. GAAP, the principal assets and liabilities of the Financing Companies were already consolidated under U.S. GAAP, except EDA and Centre de Congrès Newport S.A.S.  As a result, EDA and Centre de Congrès Newport S.A.S. have been included in the U.S. GAAP consolidated group beginning October 1, 2003 (the first day of fiscal year 2004).  The lease contracts with these two entities were reflected as capital leases before the implementation of FIN 46R.  The cumulative effect of this change in accounting principle as of September 30, 2004 was income of € 36.3 million.

Interest adjustments

Under U.S. GAAP, all interest charges relating to debt instruments whose interest rates are scheduled to change or have interest “holidays” or forgiveness periods, are required to be calculated in accordance with the “effective interest method”.  This method calculates the estimated interest charges over the life of the debt, and allocates this amount evenly over the term of the debt using an effective yield.  During fiscal years 2004 and 2003, this adjustment resulted in less interest expense under U.S. GAAP than that reported under French GAAP, as interest expense calculated using this method differs from actual interest paid.

Major fixed asset renovations adjustment

During fiscal year 2003, the Group adopted new accounting rules in France related to major fixed asset renovations (See Note 2).  Under French GAAP, the retroactive impact of this change was recorded as a € 104.4 million charge to shareholder’s equity as of October 1, 2002.  Under U.S. GAAP, the Group continues to defer major fixed asset renovation costs and amortises them over a period of five years.

Bonds redeemable in shares (“ORAs”)

Under French GAAP, the ORAs were originally recorded at face value as quasi-equity. Under U.S. GAAP, the ORAs were recorded at their discounted fair value upon issuance and included in the Group’s outstanding borrowings.  The ORAs matured on July 11, 2004 and were redeemed in shares of the Company (See Note 12) and their carrying value of € 38.2 was transferred to shareholders’ equity.  The difference between the discounted fair value of the ORAs at their issuance and their maturity value was amortised to interest expense.  As of September 30, 2004 and 2003, the carrying value of the ORAs included in U.S. GAAP borrowings was € 0 million and € 39.7 million, respectively.

Land investment grant subsidies adjustment

Under French GAAP, government subsidies received with respect to the purchase of the land on the Resort Site have been recorded as unearned revenue and recognised as exceptional income over 10 years.  Under U.S. GAAP these subsidies have been recorded as a reduction of the book value of the related land.

Other adjustments

During fiscal year 2003, the Group sold and leased back three employee housing developments, which generated a € 11.0 million gain under French GAAP.  Under U.S. GAAP, this gain will be recognised straight-line over the terms of the related leases.  As a result, the difference between French and U.S. GAAP net results was a credit of € 0.9 million in fiscal year 2004 and a debit of € 10.8 million in fiscal year 2003.

During fiscal year 2004, the Group incurred various costs linked to the negotiation of the Restructuring.  Under French GAAP these costs were recorded as either exceptional expenses (€ 12.6 million) or as equity issuance costs (€ 2.8 million). Under U.S. GAAP, € 7.8 million of costs expensed under French GAAP have been deferred as debt issuance costs.

Financial instruments

U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value.  Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.  For fair-value hedges in which the Company is hedging changes in an asset’s, a liability’s, or a firm commitment’s fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item’s fair value.  For cash flow hedges in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income.  The gain or loss on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods during which earnings are impacted by the variability of the cash flows of the hedged items.  The ineffective portion of all hedges will be recognised in current-period earnings.

During fiscal years 2004 and 2003, the Company recorded the change in the fair value of its interest rate derivative financial instruments in comprehensive income.  For foreign exchange financial derivatives, there was no change in the market value of foreign exchange derivatives outstanding at the end of fiscal year 2004 when compared to fiscal year 2003. In fiscal year 2003, the Company recorded a loss of € 0.1 million representing the change in the market value of foreign exchange derivatives outstanding at the end of the year.

Extraordinary items

Under French GAAP the definition of exceptional items differs significantly from the U.S. GAAP definition of extraordinary items. No exceptional items in the French GAAP Statement of Income would be classified as extraordinary or non-operating under U.S. GAAP during fiscal years 2004 and 2003.

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

Included in other comprehensive income in fiscal years 2004 and 2003 are a gain of € 5.2 million and a gain of  € 2.1 million, respectively, representing the change in value of interest rate derivatives designated as cash flow hedges.

Additional U.S. GAAP Disclosures

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

Under U.S. GAAP, basic and diluted loss per share amounts for fiscal years 2004 and 2003 were € 0.07 and € 0.05, respectively.  As of September 30, 2004 and 2003, 27 million and 159 million, respectively of potential shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Royalties and management fees

The Group is party to a licensing agreement under which the Group pays royalties to an indirect wholly-owned subsidiary of TWDC.  In addition, the Company is bound by the terms of its by-laws to pay management fees to Euro Disney S.A.S., also an indirect wholly-owned subsidiary of TWDC.  As part of the 1994 financial restructuring, the terms of the licensing agreement and the terms of the Company’s by-laws were modified to reduce the amounts of these fees.  See Note 19(b) for a full description.  Under both French and U.S. GAAP, royalties and management fees have been recorded as due in accordance with the terms of the modified contracts.

The table below compares the total amount of the royalties and management fees recorded in the Consolidated Statements of Income to that which would have been recorded under the original terms of the modified contracts.  Pro- forma net loss and net loss per share reflect the loss for the periods as if the royalties and management fees had not been reduced.

	Fiscal Year
(€ in millions, except per share data)	2004	2003	2002
Pro-Forma royalties and management fees under terms of the original contracts	110.2	107.3	111.9
Reduction due to 1994 financial restructuring	(52.5)	(74.6)	(77.2)
Reduction due to 2003 waiver	—	(24.6)	—
Royalties and management fees recorded	57.7	8.1	34.7

Pro-Forma U.S. GAAP Net Loss	(130.0)	(153.6)	(144.5)

Pro-Forma U.S. GAAP Net Loss Per Share (in €)	(0.12)	(0.15)	(0.14)