Form 20-F
period 2005-09-30
EURO DISNEY S C A
filed 2006-04-04
CIK 924284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

Commission file number 33-79548

Euro Disney S.C.A.

(Exact name of registrant as specified in its charter)

N/A	Republic of France
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Immeubles Administratifs

Route Nationale 34

77700 Chessy

France

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares of Common Stock par value € 0.01	Euronext Paris

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,897,649,046 shares of common stock, par value € 0.01.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐   NO ☒.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   YES ☐   NO ☒.

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒.

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

PART I

PRESENTATION OF INFORMATION AND ACCOUNTING PRINCIPLES

Euro Disney S.C.A. (the “Company”), including its legally controlled subsidiaries (the “Legally Controlled Group”) and consolidated special-purpose financing companies (the “Financing Companies”), together the “Group”, publishes its consolidated financial statements (“Consolidated Financial Statements”) in euros. All currency amounts in this annual report on Form 20-F (“Annual Report”) are expressed in euros.

The Company prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in France (“French GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise specified, all financial information presented in this Annual Report has been derived from or based on the Consolidated Financial Statements. For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to the Group’s consolidated results of operations and financial position, see Note 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

The Company’s fiscal year begins on October 1 of a given year and ends on September 30 of the following year. References in this annual report to a numbered fiscal year are to the twelve-month period ended on September 30 of the calendar year that bears such number (so that, for example, fiscal year 2005 is the fiscal year that ends on September 30, 2005).

In February 2005, the Company implemented a comprehensive restructuring (the “Restructuring”) of the Group’s financial obligations. The Restructuring included amendments to the Group’s principal financing agreements as well as its license and management agreements with The Walt Disney Company (“TWDC”); changes to the Group’s organizational structure; and a €253.3 million share capital increase. The effect of the Restructuring was to provide new cash resources to the Group, to reduce or defer cash payment obligations and to provide flexibility for investment and development.

ITEM 1.                                                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                     KEY INFORMATION

A.            SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

The following table sets forth the Group’s selected consolidated financial data for the five-year period ended September 30, 2005. This table is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto included in Item 17 “Financial Statements” and Item 5 “Operating and Financial Review and Prospects”.

	Year Ended September 30,
(€ in millions, except per share data)	2005	2004(1)	Pro-Forma 2003(1)	As reported 2003	As reported 2002	As reported 2001
Income Statement Data:

In accordance with French GAAP:
Segment Revenues
Resort segment	1,047.3	1,036.2	1,023.2	1,023.9	1,043.9	964.3
Real estate development segment	28.7	11.8	23.6	23.6	27.3	37.2
Total Revenues	1,076.0	1,048.0	1,046.8	1,047.5	1,071.2	1,001.5

Income (loss) before lease and financial charges	(26.9)	(23.9)	32.1	132.4	175.7	185.2
Income (loss) before exceptional items	(114.8)	(129.6)	(79.1)	(67.9)	4.9	37.7
Exceptional income (loss)	0.4	(22.3)	12.0	11.9	(38.0)	(7.2)
Income tax (Expense)	(1.1)	—	—	—	—	—
Minority interests	20.6	6.7	8.8	—	—	—
Net income (loss) (3)	(94.9)	(145.2)	(58.3)	(56.0)	(33.1)	30.5

In accordance with U.S. GAAP:	2005	2004		2003	2002	2001
Revenues	1,041.5	1,015.9	—	1,024.9	1,052.9	982.6
Net loss (2)	(46.5)	(77.5)	—	(54.4)	(67.3)	(50.6)
Net loss per share (in €) (4)	(0.02)	(0.07)	—	(0.05)	(0.06)	(0.05)

	Year Ended September 30,
(€ in millions, except per share data)	2005	2004		2003	2002	2001
Pro-Forma U.S. GAAP net loss (5)	(100.0)	(130.0)	—	(153.6)	(144.5)	(122.3)

Pro-Forma net loss per share (in €) (5)	(0.04)	(0.12)	—	(0.15)	(0.14)	(0.12)

	September 30,
(€ in millions)	2005	2004(1)	Pro-Forma 2003(1)	As reported 2003	As reported 2002	As reported 2001
Balance Sheet Data:

In accordance with French GAAP:
Total assets	2,894.1	2,876.6	2,954.4	2,583.6	2,708.6	3,106.1
Borrowings (6)	1,943.4	2,052.8	2,448.4	867.5	821.3	1,141.2
Equity and quasi-equity	295.7	(59.9)	85.6	1,237.2	1,397.6	1,430.7
Minority interests (6) (7)	106.3	339.6	(41.3)	—	—	—

In accordance with U.S. GAAP:	2005	2004		2003	2002	2001
Total assets	2,917.4	2,906.6	—	2,946.8	3,076.5	3,539.0
Borrowings (Current and Long-term)	1,890.5	1,950.0	—	2,208.9	2,218.6	2,565.1
Shareholders’ equity	366.8	(48.7)	—	60.4	112.6	179.7

Common Shares Outstanding (in millions)	3,897.6	1,082.7	—	1,055.9	1,055.9	1,055.8

Certain reclassifications have been made to the prior years comparative amounts in order to conform to the 2005 presentation.

(1)              Effective October 1, 2003 (first day of fiscal year 2004), the Group adopted new accounting rules mandated in France with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group (See Item 4.”Information on the Company” – Section C.3 “Financing Companies”). To enhance comparability, fiscal year 2003 French GAAP figures are presented on a pro-forma basis as if this change in accounting principle was in effect during all of fiscal year 2003. (See Item 5 “Operating and Financial Review and Prospects” — Section B “Results of Operations”). French GAAP figures reported in this table for fiscal years 2002 and 2001 are as reported and have not been restated for this change.

(2)              Effective October 1, 2003 (first day of fiscal year 2004), the Group implemented FIN 46R, “Consolidation of Variable Interest Entities”. As a result, fiscal year 2004 U.S. GAAP net loss was reduced by € 36.3 million reflecting the cumulative impact of adopting this change in accounting principle. (See Note 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(3)              French GAAP net loss for fiscal year 2003 includes the € 11.8 million net impact of a change in accounting principle for major fixed asset renovations and the impact of a conditional waiver of royalties and management fees for the last three quarters of the fiscal year (See Item 5 “Operating and Financial Review and Prospects” — Section B “Results of Operations”).

(4)              Per share data is based upon the weighted average number of common shares outstanding of 2,772 million, 1,062 million, 1,056 million, 1,056 million and 1,056 million for each of the years ended September 30, 2005, 2004, 2003, 2002 and 2001, respectively, and does not give effect to the exercise of any contingently issuable shares as they were anti-dilutive.

(5)              The Pro-Forma net loss and pro-forma net loss per share present the U.S. GAAP net loss that the Group would have had if royalties and management fees to The Walt Disney Company had not been adjusted from their original schedule for modifications agreed since the inception of the agreements (See Notes 19(b) and 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(6)              Effective September 30, 2004, Euro Disney Associés, one of the Group’s consolidated financing companies, was recapitalized resulting in a € 384.1 million decrease in borrowings and a corresponding increase in minority interests

(7)                 As a result of the Restructuring, substantially all of the Company’s assets and liabilities were contributed to Euro Disney Associés effective October 1, 2004. The Company’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of € 215.5 million.

Exchange Rates

Since the principal market for the Company’s common stock is the Euronext Paris exchange, fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar value of an investment in its common stock and dividend and other distribution payments, if any, thereon. The following tables set forth, for each of the periods indicated, certain information related to the euro / U.S. dollar exchange rate based on the noon buying rates in the city of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rates”) expressed in dollars per € 1.00. Such rates are provided solely for the convenience of the reader and are not necessarily the rates that were used to prepare the Group’s Consolidated Financial Statements nor the selected consolidated financial data included herein.

U.S. dollar per euro	Low	High
February 2006	1.19	1.21
January 2006	1.20	1.23
December 2005	1.17	1.20
November 2005	1.17	1.21
October 2005	1.19	1.21
September 2005	1.20	1.25

U.S. dollar per euro Fiscal Year	Low	High	Average(1)	End of Period
2005	1.19	1.36	1.27	1.20
2004	1.14	1.28	1.22	1.23
2003	0.97	1.19	1.09	1.16
2002	0.86	1.02	0.92	0.99
2001	0.83	0.95	0.88	0.91
2000	0.85	1.09	0.95	0.88

(1)              The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The Noon Buying Rate on March 29, 2006 for the euro against the U.S. dollar was $ 1.20 per € 1.00 (€ 0.83 per dollar). No representation is made that the euro could have been converted into U.S. dollars at the rates shown herein or at any other rates for such periods or at such dates.

B.            CAPITALISATION AND INDEBTEDNESS

Not applicable.

C.            REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                                    RISK FACTORS

Risks Relating to the Group

The Group’s high level of borrowings requires the Group to devote a large portion of its operating cash flow to service debt, and may limit its operating flexibility

The Group is highly leveraged. As of September 30, 2005, the Group had consolidated borrowings of € 1,943.4 billion and shareholders’ equity of € 295.7 million. In addition, the Group pays significant royalties and management fees to affiliates of TWDC. The Group’s high degree of leverage and the undertakings towards the Group’s Lenders can have important consequences for its business, such as:

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

The Group must improve its earnings (excluding the impact of minority interest, income taxes, net financial charges, depreciation and amortization and certain non-cash charges) in order to meet financial performance covenants under its debt agreements

The Group’s strategic plan assumes earnings growth, from, among other things, the impact of the Group’s multi-year investment program. Absent such growth, the Group may not be able to meet its financial performance covenants. In such a circumstance, if not cured by obtaining new subordinated debt or other concessions from TWDC or other third parties, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect the Group.  For additional information regarding the financial performance covenants, see Item 5 “Operating and Financial Review and Prospects” – C “Liquidity and Capital Resources”

The Group has recently incurred losses, and expects to continue to incur a significant aggregate amount of losses over the next several years

The Group’s net loss for fiscal year 2005 totaled € 94.9 million, compared to a net loss of € 145.2 million in fiscal year 2004. Management expects that even under its growth assumptions, the Group will incur a significant aggregate amount of net losses over the next several fiscal years. Accordingly, the value of the Company’s shares could be adversely affected.

The Group is subject to interest rate risk

As of September 30, 2005, approximately 29% of the Group’s borrowings was tied to floating interest rates, resulting in a weighted average interest rate of 4.47% (no hedges were outstanding as of September 30, 2005) on total borrowings of € 1.9 billion. While the Group attempts to reduce interest rate risks in respect of a substantial portion of its borrowings and the borrowings of the Financing Companies through the use of interest rate swaps and other hedging techniques, an increase in interest rates could adversely affect the Group’s financial condition.

The Group is subject to exchange rate risks

A portion of the Group’s purchases and capital investments are denominated in U.S. dollars and could be adversely affected by an increase in the relative value of the U.S. dollar against the euro. The Company attempts to reduce the forecasted dollar risk by purchasing hedging instruments, although it cannot be certain that its hedging techniques will be fully effective to insulate the Group from the risk of changes in value of the U.S. dollar. A weakening of the U.S. dollar (such as that which has recently occurred) also makes tourist destinations in the United States relatively more attractive, increasing competitive pressures on the Group and potentially adversely affecting attendance at the Resort. In addition, a significant portion of the Group’s guests (20% in fiscal year 2005) come from the United Kingdom, which is not part of the euro zone. An increase in the relative strength of the euro against the British pound would raise the price of a visit to the resort for guests visiting from the United Kingdom and could negatively affect their rates of attendance, per-guest spending and hotel occupancy.

The Company has not paid any dividends in recent years, and does not expect to pay dividends for a substantial period of time

The Company will pay no dividends in respect of fiscal year 2005 and does not expect to pay dividends for a substantial period of time. The Company’s ability to pay dividends is dependent on the availability of distributable profits under French law, which, in turn, depends on the Company’s operating results, liquidity and financial condition. In addition, certain of the Company’s loan agreements limit or prohibit the payment of dividends in certain circumstances.

The Group’s relationship with TWDC – Potential conflicts of interest

TWDC currently owns 39.78% of the Company’s shares and voting rights through an indirect, wholly-owned subsidiary, EDL Holding Company. In addition, TWDC owns 18% of Euro Disney Associés S.C.A. (“EDA”) which is the Group’s principal operating subsidiary. Under French law, the Company’s business (and that of EDA) is managed by a management company (gérant) that is appointed by the Company’s general partner (associé commandité). The shareholders elect a Supervisory Board to oversee the Company, but the Supervisory Board does not have the power to remove the management company. Both the Company’s management company and the Company’s general partner are wholly-owned indirect subsidiaries of TWDC, and the same is true of EDA as regards the management company and two of its general partners. EDA incurs significant management fees payable to the management company.

The Group also has several business relationships with TWDC that are important to the Group’s operations. The Group uses Disney intellectual and industrial property rights, for which the Group pays royalties to an affiliate of TWDC. The Company’s management company provides and arranges for a variety of additional technical and administrative services, for which it receives a fee and is reimbursed its direct and indirect costs. For example, the designer and construction manager for Buzz Lightyear Laser Blast currently under construction is an affiliate of TWDC. These relationships create potential conflicts of interest.

While the Group believes that its dealings with TWDC and its affiliates are commercially reasonable, the Group has not solicited bids or independent evaluations of the terms of its commercial relationships with TWDC. All such dealings must be authorized by the Company’s Supervisory Board to the extent they involve the Company. Members of the Company’s Supervisory Board who are affiliated with TWDC are not entitled to vote on such dealings.

The Company will be obliged to adopt new accounting standards for fiscal year 2006, which could materially affect its financial statements

The Company prepared its financial statements in accordance with French GAAP through fiscal year 2005. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including our company, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after January 1, 2005 (the Company’s first fiscal year that will be affected is fiscal year 2006, which began on October 1, 2005). Applying these standards to the Company’s financial statements may have a considerable impact on a number of important areas, including in particular depreciation and amortization and the accrual of costs of major renovations. See Item 5 “Operating and Financial Review and Prospects” – Section E.4 “New Accounting Pronouncements”. Because the Group’s financial statements prepared in accordance with IFRS could differ, perhaps materially, from its financial statements prepared in accordance with French GAAP, the financial community’s perception of the Group’s financial condition could be affected. Additionally, the Group’s agreements with its lenders will potentially need to be renegotiated as a result of the adoption of IFRS. Currently all reporting and covenant calculations are based upon the Group’s consolidated financial statements prepared in accordance with French GAAP.

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

In addition, a certain number of events, such as international terrorist attacks, subsequent military actions and the current geopolitical climate can adversely affect travel related industries and precipitate sudden economic downturns. Although the Group’s management closely monitors its operating trends and has developed cost-reduction strategies to address such risks, such steps, depending on the duration and intensity of the downturn, may be insufficient to prevent its financial performance from being adversely affected.

The Group needs to make significant, regular capital expenditures to continue to attract guests

As part of the Restructuring, the Group obtained bank authorization and has the obligation to complete a € 240 million development plan over the next few fiscal years. The development plan includes the construction of new attractions, as well as other investments, all designed to increase attendance. There can be no assurance, however, that the planned investments will in fact result in increased attendance at levels anticipated by the Group (or at all), or that, if attendance increases, the additional revenues will be sufficient to permit the recovery of the amounts invested, a return on such investments or the payment of the Group’s other financial obligations.

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

The Group’s hotels are subject to competition from the third-party hotels located on the Resort Site (2,324 rooms/units as of the date of this Annual Report), in central Paris and in the Seine-et-Marne area. The Group believes that its hotels are priced at a premium compared to the market, reflecting among other advantages, their proximity to Disneyland Park and Walt Disney Studios Park, their unique themes and the quality service they offer. The Group is aware, however, that a number of less costly alternatives exist.

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

ITEM 4.                                                     INFORMATION ON THE COMPANY

A.            HISTORY AND DEVELOPMENT OF THE COMPANY AND BUSINESS OVERVIEW

Introduction

The Group is primarily engaged in the development and operation of Disneyland Resort Paris (the “Resort”), formerly Euro Disneyland. The Resort commenced operations on April 12, 1992 (“Opening Day”) on a 2,000 hectare site (the “Site”), located 32 kilometers (approximately 20 miles) east of Paris in Marne-la-Vallée, Seine-et-Marne, France. Disneyland Resort Paris principally consists of Disneyland Park, Walt Disney Studios Park, seven themed hotels, including two convention centers, the Disney Village entertainment center comprising shopping and restaurant facilities, and a 27-hole golf course. The Group’s operating activities also include the management and development of the Site, which currently includes approximately 1,000 hectares of undeveloped land. Most of these facilities (with the exception of the Walt Disney Studios Park facilities, Additional Disneyland Park Assets (“ACP Assets”) two hotels and the golf course, which are owned by the Legally Controlled Group) are leased from the Financing Companies, which as of October 1, 2003 have been consolidated into the reporting group. The Legally Controlled Group has no ownership interest in the Financing Companies. Disneyland Resort Paris is modeled on the theme park and resort concepts developed by The Walt Disney Company for its own theme parks and hotel infrastructure.

The Company’s principal executive offices are located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France. The postal address is BP 100, 77777 Marne-la-Vallée Cedex 04, France. Its telephone number is (33) (1) 64 74 40 00.

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

The Resort, as it exists today, represents the fulfillment of the following development phases, and is currently in the initial stages of Phase III:

Phase	Development period	Development description
Phase IA	1989 to 1992	Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, golf course, infrastructure and support facilities.
Phase IB	1989 to 1992	Five theme hotels and the Disney Village, defined as the “Phase IB Facilities”.
Phase IC	1992 to 1995	Additional Capacity Disneyland Park Assets which included among other attractions, Space Mountain and Indiana Jones and the Temple of Peril.
	1996 to 1997	Disneyland Park attraction Honey, I Shrunk the Audience! and the Newport Bay Club Convention Center.
Phase II	1998 to 2004

Val d’Europe new city development including an international mall, a second urban rail station on the Resort Site, and the development of a downtown district comprising offices and housing, the first phase of a business park, and Walt Disney Studios Park.

Phase III	2004 to 2010

Expansion of Disney Village, continuation of Val d’Europe town center expansion, development of new public services, continuation of the international business park development and other residential developments

The Group experienced significant losses during the period from the Opening Day through September 30, 1994. Net operating losses before the cumulative effect of an accounting change totaled approximately € 625 million for the two-and-a-half-year period ending September 30, 1994. In addition, the Group began to experience serious cash flow difficulties in the course of fiscal year 1993.

In March 1994, the Group entered into a memorandum of agreement with major stakeholders outlining the terms of a major restructuring of the Group’s obligations and those of the Phase I Financing Companies and of TWDC. The 1994 Financial Restructuring essentially provided for concessions and contributions to be made by the Group’s lenders and by TWDC, and for the prepayment of certain outstanding loan indebtedness of the Group and the Phase I Financing Companies, using the proceeds of a share capital increase of the Company amounting to € 907.0 million.

In fiscal year 1999, the Company obtained the approval of its lenders to obtain the financing necessary for the construction of Walt Disney Studios Park, which opened on March 16, 2002 adjacent to Disneyland Park. The construction of Walt Disney Studios Park was financed using the proceeds received from a share capital increase in the amount of € 219.5 million in fiscal year 2000 and a new subordinated long-term loan from the Caisse des Dépôts et Consignations (“CDC”) of € 381.1 million.

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

In this context, the Company (on behalf of the Group) once again entered into negotiations with its various lenders with a view to restructuring all the credit agreements. After receiving successive waivers of covenants in its credit agreements, the Company (on behalf of the Group) implemented a new Restructuring in February 2005 that included amendments to the Group’s financing agreements and agreements with TWDC, changes to its organizational structure and a €253.3 million capital increase. For further information, see Item 5 “Operating and Financial Review and Prospects” – Section F “2005 Financial Restructuring”.

A.2.                          Strategic Overview

The Restructuring was an important step in re-establishing the Group’s liquidity, and a necessary condition to allow the Group to pursue its development strategy, described below. The impact of the Restructuring (including the impact on cash flows) is described in Item 5 “Operating and Financial Review and Prospects” – Section F “2005 Financial Restructuring”.

By reaching agreement on the Restructuring, the Group has the opportunity to pursue a strategy designed to attract new Theme Park visitors and hotel guests, and to increase repeat visitation by enhancing guest satisfaction and value perception. Coupled with what management hopes will be a strong rebound in the short break and theme park markets in Europe, the Group believes that its development strategy has the potential to increase its revenues and improve its financial performance.

The Group has designed its development strategy to take advantage of what management believes are significant opportunities to attract and retain visitors. The Group’s market research shows that guests indicating they were “completely satisfied” or “very satisfied” represented over 80% of the guests surveyed at Disneyland Park, and over 70% at Walt Disney Studios Park (a differential consistent with second parks in other Disney resorts). Market research also indicates that there are substantial numbers of European families that have never visited the Resort, but have indicated that they might like to do so in the future.

The Group’s strategy to take advantage of this opportunity includes the construction of three major new attractions scheduled to open in fiscal years 2006, 2007 and 2008, and the enhancement of existing attractions and the magical atmosphere of the Theme Parks. The enhancements will include significant short-term improvements, designed to attract new visitors while the new attractions are being constructed, most prominently the upgrade of Space Mountain, which occurred in fiscal year 2005. The principal elements of the Group’s development strategy are the following:

•                  Revitalize the Disneyland Park experience and enhance the Walt Disney Studios Park Experience

With the increase in ongoing capital expenditure authorization provided by the Restructuring, the Group plans to reinvigorate its long-standing policy of continually upgrading Disneyland Park. In fiscal year 2005 the first example of this element of this strategy was the upgrade of Space Mountain, which has been renamed Space Mountain: Mission 2, creating a completely new experience in order to provide its visitors with a new twist on this already popular roller coaster ride.

For April 2006, the Group plans on opening in Disneyland Park Buzz Lightyear Laser Blast a ride-through interactive adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2. Buzz enlists guests to help him in the fight against the evil Emperor Zurg. Boarding a space cruiser, the guests spin, twist and turn their way through the galaxy while shooting at Zurg’s bad toy forces with on-board blasters. With each target hit, guests accumulate points that help them rise through the ranks of Buzz Lightyear’s elite squadron and help save the toy universe.

Beginning with fiscal year 2007, new additions are planned in the Walt Disney Studios Park. First, a new land consisting of multiple new attractions, preliminarily named Toon Studios ( a new land inspired by the Walt Disney Pictures presentations of the Pixar Animation Studios films “Finding Nemo” and “Cars”), is scheduled to open. Toon Studios will be followed by the Tower of Terror, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience.

•                  Expand seasonal events and popular shows

Although the Group’s business is seasonal, the Group has successfully employed a strategy to reduce the impact of seasonality through the staging of special promotional events in the off-peak season. The Group has added to its popular Halloween and Christmas events with new seasonal features including a “Magic Unlimited” season in January (allowing repeat rides on certain attractions without waiting in line), a Kids Carnival season and an Easter season. The Group has continued The Legend of the Lion King show.

The Group intends to continue to engage in promotional campaigns designed to maximize the number of visitors. For example, in fiscal year 2005, the Group implemented a promotional campaign around the re-launch of Space Mountain at the beginning of the high season. The Group also marked the 50th anniversary of the original Disneyland Park in California with a fireworks celebration throughout the summer of 2005.

•                  Focus on differentiation of the Disney Hotels

The Group focuses visitors on the attractiveness of its own on-site Hotels in order to meet the challenges presented by the opening of the new on-site hotels operated by third-parties in fiscal years 2003, 2004 and 2005. Its marketing effort highlights the proximity of its hotels to the Theme Parks and special attractions such as Disney character breakfasts. In addition, during fiscal year 2005 the Group modified its pricing policy with respect to the balance between the Theme Parks and Hotel price components of its travel packages to give more weight to the ticket prices. The objective was to achieve a better competitive equilibrium and to improve the attractiveness of the Disney Hotels in packages booked through tour operators.

•                  Focus sales and marketing efforts on first-time visitors and new distribution channels

The Group has implemented sales and marketing efforts designed specifically to encourage attendance by first-time visitors, taking advantage of the large untapped population base in Europe discussed in Item 4 “Information on the Company” — Section A.4 “Marketing and Sales Strategy” .

The marketing effort includes a new communication strategy targeted by guest segment intended to familiarize European visitors with the theme park experience, while differentiating the Disneyland Resort Paris experience. The Group also is taking advantage of new distribution channels by establishing relationships with low-cost airlines and internet travel sites, as well as developing “calls to action” designed to trigger bookings when marketable news is released (for example, the opening of Buzz Lightyear Laser Blast).

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

A breakdown of total revenues by major segment and activity during the past five fiscal years is set forth in the table below:

			Pro-Forma	As-reported
(€ in millions)	2005	2004	2003(1)	2002	2001
Theme Parks	549.7	531.3	508.5	526.0	476.4
Hotels and Disney Village	394.6	405.2	416.7	411.7	386.5
Other	103.0	99.7	98.0	106.2	101.4
Resort Segment	1,047.3	1,036.2	1,023.2	1,043.9	964.3

Real Estate Development Segment	28.7	11.8	23.6	27.3	37.2

Total Revenues	1,076.0	1,048.0	1,046.8	1,071.2	1,001.5

(1)              Reflecting the change in accounting principle related to the consolidation of Financing Companies. See Notes 2 and 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

A.3.1.                Resort Segment

A.3.1.1.      Theme Parks

Theme Parks

Within the Resort segment, theme park activity includes all operations of Disneyland Park and Walt Disney Studios Park, including merchandise, food and beverage, special events and all other services provided to guests in the parks. Theme Parks revenue is determined primarily by two factors: the number of guests and the total average spending per guest (which includes the admission price and spending on food, beverage and merchandise).

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

The Company began offering and promoting a “Park Hopper” ticket for one-day, two-day and three-day periods in October 2003 whereby for an additional price of € 9 over a single-gate, one day admission price, a guest can go back and forth freely between Disneyland Park and Walt Disney Studios Park.

The following table summarizes the evolution of the single-gate, one-day theme park admission prices, attendance and average spending per guest:

Fiscal Year	Total Guests (1)	Total Average Spending per Guest (2)	Theme Park Admission Price High Season (3)	Theme Park Admission Price Low Season (3)
	(in millions)
2005	12.3	€44.3	€41.0	€41.0
2004	12.4	€42.7	€40.0	€40.0
2003	12.4	€40.7	€39.0	€29.0
2002	13.1	€40.1	€38.0	€27.0
2001	12.2	€38.9	€36.0	€25.9

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

There are 43 attractions in Disneyland Park, including upgraded versions of standard features of Disney theme parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train; Pirates of the Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century; Phantom Manor, a haunted Victorian mansion; It’s a small world, the most popular attraction in Fantasyland, an exhibition of dolls from around the world, dressed in their national costumes; and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being “shrunk”. Other popular attractions that are unique to Disneyland Park include: Indiana Jones and the Temple of Peril, a full-loop roller coaster ride through simulated ancient ruins; and Space Mountain : Mission 2, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

Disneyland Park also has five permanent theatres. Live stage shows are presented in these venues throughout the year. Examples from the past and present include The Tarzan Encounter and Mickey’s Winter Wonderland, and more recently The Legend of the Lion King. The entertainment in the Disneyland Park also includes parades and firework displays, such as the Wonderful World of Disney Parade, Fantillusion Parade and Wishes. As a result of the number of guests that they attract, shows and parades enable an increase in the guest capacity of Disneyland Park while at the same time increasing guest satisfaction.

In addition to the permanent Disneyland Park attractions, parades and live stage shows, there are numerous seasonal events throughout the year which in the past have included the Halloween Festival in October, special Christmas festivities in December and early January, and the Kids Carnival in February and March. The appearance of Disney characters and their interaction with guests is another important aspect of the entertainment provided in the Theme Parks.

In fiscal year 2000, an innovative reservation system called Fastpass was introduced in Disneyland Park. A free service available to all guests, Fastpass provides an alternative to waiting in line. Guests choosing Fastpass receive a ticket designating a specific window of time during which they may return and enter directly into the pre-show or boarding area. The Fastpass system has been installed at five major attractions: Space Mountain: Mission 2, Indiana Jones and the Temple of Peril, Peter Pan’s Flight, Big Thunder Mountain and Star Tours.

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

Walt Disney Studios Park is a full-day experience, designed for a six- or seven-hour stay and is one of three European parks with a cinema theme (the two others being the Warner Brothers Movie World Park in Germany and the Warner Brothers Movie World Park in Spain). Walt Disney Studios Park covers approximately 25 hectares, which is about half the size of Disneyland Park, and will be expanded in the future. It is located in front of the TGV/RER train station, in walking distance from Disneyland Park and Disney Village.

Guests access Walt Disney Studios Park through a monumental gate designed to look like the entry gates of the major Hollywood studios in the 1930s. The main gate provides access to a richly decorated central hub where all the ticketing and guest welcome services are located.

Walt Disney Studios Park includes nine major attractions, several of which were specifically developed for the park. Examples include: the Stunt Show Spectacular, a live show in which stuntmen, facing an audience of up to 3,200 guests, simulate the filming of an action scene involving car and motorcycle chases and other special effects; Cinemagique, a lyrical and emotional salute to the classics of international cinema; Armageddon, a revealing look into the world of film special effects while on board a spaceship hit by a meteorite shower; and Animagique, featuring some of the greatest moments of almost 80 years of Disney animation.

The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock’n’ Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of the Studio Tram Tour, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

Since June 2002, the Disney Cinema Parade celebrates the steps in the life of a movie from A to Z featuring well-known Disney characters. To add to the overall park ambience, this parade also includes street entertainers (e.g. movie “look-alikes” and musicians), Disney characters centered around the world of animation and special entertainment.

As in Disneyland Park, the Fastpass system reduces guest waiting-times at Rock’n’ Roller Coaster and the Flying Carpets over Agrabah.

A.3.1.2.      Hotels and Disney Village

Also included in the Resort segment are the Group’s hotels and Disney Village operations. Revenues from these activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within the Resort.

All of the hotel and resort amenities are currently operated on a year-round basis. Hotel operations are subject to significant seasonal fluctuations, as well as significant fluctuations between weekdays and weekends especially in off-peak seasons. The second convention center, the continued success of seasonal promotions such as Halloween, Guy Fawkes and Christmas, and the introduction of travel inclusive packages have helped to reduce these fluctuations. The Company believes that the successful implementation and marketing of these events is important to maintaining high average occupancy levels at the Hotels.

Hotels Operations

In fiscal year 2005, approximately 27% of total hotel room-nights sold were generated in the three-month period from June through August, while approximately 24% were generated in the three-month period from November through January, versus 36% and 14% respectively in fiscal year 1993 during the same periods. The Group currently differentiates pricing according to the season and the level of demand with a focus on yield optimization.

Hotel revenues are measured primarily by two factors: the average occupancy rate and per-room spending.

Fiscal Year	Average occupancy rate (1)	Total average daily Spending per occupied room (2)
2005	80.7%	€179.1
2004	80.5%	€186.6
2003	85.1%	€183.5
2002	88.2%	€175.1
2001	86.0%	€168.6
2000	82.9%	€165.4

(1)              Average number of rooms sold per night as a percentage of the total number of rooms (total room inventory is approximately 5,800 rooms).

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

A wide range of services is offered at the Hotels. Guests are provided transportation between each of the Hotels (except the Davy Crockett Ranch) and the train station, and are given the option to check into the Hotels directly from the Chessy-Marne-la-Vallée train station or from on board the Eurostar (London) and Thalys (Brussels and Cologne) trains arriving at Disneyland Resort Paris. As part of the check-in process, guests are provided with room information and welcome booklets and for guests arriving by train, the Group also offers a luggage service, which allows them to go directly to the parks and have their luggage delivered from the train station to their rooms. Entertainment is also an integral part of the Hotel services, including Disney character breakfasts and dinners, character meet-and-greets in the lobbies of certain Hotels, face-painting workshops, and live music in the bars of certain Hotels. Children’s activity corners have also been set up where children can take part in various activities while allowing their parents additional leisure time.

In addition to the seven Disneyland Resort Paris Hotels described above, several third-party managed hotels having signed sales and marketing agreements with the Group are currently operating on the Resort Site. These hotels which benefit from the “Selected Hotel” or “Associated Hotel” designations, depending on their level of integration in the Resort, are as follows:

	Designation	Category		Date opened	Number of Units
Hôtel Elysée Val d’Europe	Associated	3	*	June 02	154
My Travel Explorer	Selected	3	*	March 03	390
Kyriad	Selected	2	*	March 03	300
Pierre et Vacances Tourist Residence	Associated	3	*	April 03	291
Holiday Inn	Selected	4	*	June 03	396
Marriot Vacation Club	Associated	4	*	June 03	138
Mövenpick Dream Castle Hotel	Selected	4	*	July 04	405
Radisson SAS Hotel	Associated	4	*	December 05	250
Total					2,324

These hotels benefit from transport shuttles to and from the theme parks as well as free parking for their guests (Selected Hotels only), and are an important source of guest attendance at the Theme Parks. For certain of these hotels, the Group has access to blocks of rooms and receives commissions for selling those rooms to guests. Any revenues earned associated with these agreements is recorded in the “Other Revenue” line of the Resort segment. See Item 4 “Information of the Company” - Section A.3.2. “Real Estate Development Segment” for a discussion of hotel capacity development projects currently in process.

Disney Village Operations

Disney Village consists of approximately 30,000 square meters of themed dining, entertainment and shopping facilities. It is a free-entrance venue (except for certain events), situated next to the Chessy-Marne-la-Vallée RER/TGV train station and between the Theme Parks and the Hotels.

The over-riding themes of Disney Village are “American Places” and “American Entertainment” in the spirit of a coast-to-coast trip from New York to Los Angeles. The largest of its facilities is an indoor arena seating more than 1,000 guests for dinner and a performance of Buffalo Bill’s Wild West Show. Other facilities include themed bars with music, themed restaurants, including Café Mickey, Planet Hollywood, Rainforest Café, Annette’s Diner, McDonald’s, and King Ludwig’s Castle, retail shops and a 15-screen multiplex Gaumont cinema with one of the largest screens in Europe. The Group manages certain of the facilities in the Disney Village, such as the Buffalo Bill’s Wild West Show, merchandise boutiques and bars. Certain restaurants are managed on behalf of the Group by Groupe Flo, a French catering company. In addition, certain of the facilities, such as the Planet Hollywood, McDonald’s, Rainforest Café and King Ludwig’s Castle restaurants, and the Gaumont cinema, are owned and managed by third parties.

A.3.1.3.      Food and beverage

The Group has 68 restaurants and bars throughout the Resort (four of which are operated by Groupe Flo on behalf of the Group). Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences including quick service, cafeteria-style, table service (including convention catering), and sophisticated French cuisine. There are also food carts and kiosks located throughout the Resort which offer fast-food. The Group offers guests the option of a fixed-price menu in all of its table service restaurants. During fiscal years 2001 and 2002, the capacity of three Disney Village facilities was increased: Billy Bob’s Country Western Bar (+94 seats), The Steakhouse (+180 seats) and Annette’s Diner (+90 seats). In fiscal year 2003, the Rock’n Roll America was transformed into King Ludwig’s Castle, a 296-seat restaurant specializing in Bavarian cuisine.

A.3.1.4.      Merchandising

The Group’s merchandising facilities include 54 boutiques, 4 kiosks and a large number of mobile carts strategically located throughout the Resort, which mainly offer a wide range of Disney-themed goods. The product mix is constantly re-evaluated in an effort to better adapt to guest preferences and guest mix. New merchandise development focuses on Disney character products, such as the Mickey Sorcerer line and the Princesses line, which are popular with guests, and on more variety for the repeat guest. Other innovative merchandising options include photo locations at four attractions, Big Thunder Mountain, Space Mountain: Mission 2, Pirates of the Caribbean and Rock’n’Roller Coaster, which offer to its guests the opportunity to purchase candid photos taken of them during their ride. During fiscal year 2005, the Group completed major renovations at the Emporium and Constellations boutiques in Disneyland Park.

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

The Group’s principal real estate development revenues are derived from conceptual design services related to third-party development projects on the Resort Site and from the sale of land development rights or from ground lease income from third-party developers. Such transactions not only provide a source of up-front cash inflows but also contribute to improving the potential of future Resort and real estate development projects and to increasing the potential local clientele for Disneyland Resort Paris.

The following table summarizes the financial impact of real estate development activities on the financial statements during the past five fiscal years:

(€ in millions)	2005	2004	2003	2002	2001
Revenues
Operating	28.7	11.8	23.6	27.3	37.2
Exceptional	—	—	0.1	—	0.4
Total Revenues	28.7	11.8	23.7	27.3	37.6
Costs and Expenses	(22.0)	(10.1)	(13.3)	(15.2)	(13.4)
Net Income	6.7	1.7	10.4	12.1	24.2

Real estate development revenues are primarily related to the following projects:

The first phase of development between 1989 and 1997 was essentially devoted to the creation of the Resort destination. The second phase between 1998 and 2003 focused on the emergence of the development of an urban center located adjacent to the Resort (Val d’Europe). In addition to Walt Disney Studios Park, this second phase of development resulted in:

•                  new infrastructure such as a second RER train station (Val d’Europe) on the Resort Site and a new interchange on the A4 motorway;

•                  an International Shopping Mall at Val d’Europe, which comprises 103,000 square meters of retail space. The Group owns the land on which the mall is located and leases it to the developer under a 75-year ground lease;

•                  development of the Val d’Europe town center, which currently includes residential, retail and commercial developments and the Elysées Val d’Europe hotel, which opened in June 2002 on land leased from the Group; and

•                  a first phase of an international business park, which upon completion will comprise an area of 40 hectares, strategically positioned near the motorway. Construction and commercialization of the first nine hectares is currently being carried out by Arlington plc, a leading European developer of business parks.

Development plans for the coming years

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

As a result of these projects, approximately 1,400 hotel/vacation units were opened on the Resort Site in fiscal year 2003, 457 units were opened in fiscal year 2004, and 41 units were opened in fiscal year 2005 bringing the total on-site capacity to approximately 7,800 total room units.

The agreements and projects currently in place will result in a total of approximately 300 hotel/vacation units being added on the Resort Site in the course of fiscal year 2006 (including 250 units at the Radisson SAS Hotel, which opened in December 2005).

Residential developments

The Group also sells land to third-party residential developers working on projects in the areas surrounding the Resort, including the commercially successful middle and high-end housing developments near the golf course in the communities of Magny-le-Hongre and Bailly-Romainvilliers.

To date, this residential development has been financed by third parties. The Group’s role has been limited to overseeing the master planning and architectural design of each development, and to selling to selected developers the land development rights necessary to realize the projects. The Group does not anticipate significant changes in its role for future residential development projects.

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

Strategic Location

Disneyland Resort Paris is located approximately 32 kilometers (20 miles) east of Paris, France and benefits from access to a highly developed transportation network. In addition to service to Paris on the French suburban rail system, Disneyland Resort Paris has access to an extensive highway network that links it in less than one hour to both Paris and the two international airports serving the Paris area, and also makes it easily accessible to most other regions of France. In addition, the train station that is located on the Resort Site is one of the most active in France, with about forty high speed trains arriving per day and providing service to London in 3 hours by the Eurostar train, and to Brussels in 1 hour and 30 minutes and Amsterdam in 4 hours and 30 minutes by the Thalys train. The strategic geographic location allows access to a market of 17 million potential guests less than 2 hours away by road or rail transport and 320 million potential guests less than 2 hours away by plane.

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

Based on internal surveys, during the past three Fiscal Years, the geographical breakdown of the Company’s theme park guest attendance is as follows:

	2005	2004	2003
France	39%	40%	39%
United Kingdom	20%	19%	22%
Belgium, Luxembourg and the Netherlands	15%	16%	16%
Spain	9%	8%	6%
Germany	5%	6%	6%
Italy	3%	3%	3%
Other	9%	8%	8%
Total	100%	100%	100%

Distribution

The Group distributes its product offer through a wide variety of channels. Tour packages, which in many cases include transportation, lodging, food and theme park tickets are distributed through its call centers, on its internet site or through third-party distributors.

Theme park tickets are sold not only within these packages, but also through tourism intermediaries, directly at the gate and by various retail outlets (including the Disney Stores, FNAC, Virgin Megastores, Auchan, RATP, and at French, Belgian and Swiss railway stations, etc.).

Hotel bookings can be made by individual guests, either directly or through Euro Disney Vacances S.A.S., a French corporation (société par actions simplifiée), the Group’s in-house tour operator. The call centers, based at the Resort Site and in the United Kingdom, receive an average of approximately 6,100 calls per day from all over Europe. Apart from the United Kingdom, all other markets are serviced from the central reservation office at the Resort Site in Paris, with country-specific telephone numbers.

Euro Disney Vacances S.A.S. focuses on distribution of short-break packages, with offices in Paris and regional offices in Amsterdam, Brussels, Frankfurt, London, Milan and Madrid. These offices provide a local marketing presence and the necessary travel industry trade support. The Group also works with a select number of tour operators in its major markets.

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

The Group’s internet site at www.disneylandparis.com is available in 7 languages and allows site visitors to learn about its Resort, order a brochure and make reservations. The Group is currently working on projects to expand its ability further to sell its products directly to guests on its internet site.

A.4.2.                Competition

The Group competes for guests throughout the year with theme parks as well as other European and international holiday destinations (including ski and seaside resorts) and with other leisure and entertainment activities (including museums and cultural activities) in the Paris region. The Group’s Hotels compete with other hotels on the Site and in the Paris region and convention centers all over Europe. The Resort also competes with major international tourist-attracting events and major sporting events, such as the soccer World Cup, the World Athletics Championships and the Olympic Games.

The theme park market in Europe has grown significantly over the last two decades. The largest European theme parks attracted approximately 38.8 million guests in 2005. The following table sets forth the attendance of each of these ten destinations.

Theme Parks in Europe(1)

(in millions)

		Attendance
Theme Park	Location	2005	2004	2003	2002
Disneyland Resort Paris (fiscal year ended September 30)	France	12.3	12.4	12.4	13.1
Tivoli Gardens	Denmark	4.1	4.2	3.3	3.8
Europa Park	Germany	4.0	3.7	3.6	3.3
Port Aventura (formerly Universal’s Mediterrania)	Spain	3.8	3.5	3.0	3.2
De Efteling	Netherlands	3.3	3.3	3.2	3.0
Lieseberg	Sweden	3.2	3.0	2.7	3.1
Gardaland	Italy	3.1	3.1	3.0	2.9
Bakken	Denmark	2.6	2.5	2.7	2.5
Alton Towers	United Kingdom	2.4	2.4	2.5	2.5
		38.8	38.1	36.4	37.4

(1)              Source: Amusement Business, PricewaterhouseCoopers, and individual company press releases. Excluding non-gated amusement parks.

A.5.                          Human Resources Management

To entertain its guests, the Group employed an average of approximately 12,250 employees during fiscal year 2005. The Group’s employees come from approximately 100 different countries and approximately 20% of them have been employed since Opening Day. The table below presents the average number of persons employed by the Group as well as the associated employee costs for each of the last five fiscal years:

Fiscal Year	Average Number of Employees	Total Employee Costs
		(€ in millions)
2005	12,249	392.0
2004	12,162	366.0
2003	12,223	365.7
2002	12,467	352.0
2001	11,109	307.0

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

In addition, based upon an assessment of current employment policies and practices within the Group, negotiations are in progress with employee labor representatives for the purpose of proposing a solution for certain difficulties in the implementation of required changes in the defined work hours, as well as the treatment of the working hours of management (cadre) employees. These negotiations are considered part of the normal evolution over time of the Group’s collective bargaining agreements with employee labor representatives, taking into account changes in the legal environment and the business activities of the Group.

An internal university provides permanent training for all employees in matters of service and entertainment. To improve quality, approximately 50,173 training days were provided to employees in 2005. To enhance the diversity of skills, training classes range from stress management to more specific subjects such as the welcoming of guests “Disney Style”. The Group is continually seeking to enhance its image as a “teaching” company, recognized for outstanding training techniques. As an example, in November 2000, the Group signed an agreement with certain of its labor unions for the creation of a new program aimed at providing employees with a new professional status called “Hôte d’Accueil Touristique” and thus a wider recognition of their skills on a national scale. Its objective is to develop the competencies of approximately 300 employees per year, over a period of fifteen months, through group training that permits them to earn four different professional competency certificates.

Seven French labor unions, the Confédération Générale du Travail (C.G.T.), the Confédération Française Démocratique du Travail (C.F.D.T.), the Confédération Française de l’Encadrement – Confédération Générale des Cadres (C.F.E.- C.G.C.), Force Ouvrière (F.O.), the Confédération des Travailleurs Chrétiens (C.F.T.C.), the Syndicat Indépendant du Personnel Euro Disney (S.I.P.) and the Union Nationale des Syndicats Autonomes (U.N.S.A.), are represented at Disneyland Resort Paris. The Group complies with information and consultation requirements with respect to the unions and holds other periodic consultations with employee representatives. Since Opening day, there have been no significant strikes or work stoppages.

In June 1998, the French Government enacted a law to reduce the official work week from 39 to 35 hours. For companies that implemented the 35-hour week before July 1, 1999, the French government provided subsidies in the form of lower payroll taxes for each of the five years following the date of implementation and has since initiated other subsidy programs. The Group began operating on the basis of a 35-hour workweek on June 6, 1999 and is continuing to benefit from such subsidies, which are decreasing progressively each year.

The Group has made no distributions under its statutory profit sharing plan. However, since October 1, 1995, the Group has provided employees a supplemental profit sharing plan. Under the latest plan amendment signed March 10, 2003 applying to fiscal years 2003 and 2004, employees were eligible to receive a bonus of between 0.2% to 3.0% of their annual salary, if income before lease and net financial charges as presented in the Consolidated Financial Statements of the Group reached certain pre-defined thresholds.

The following table summarizes amounts paid under this profit sharing plan for each of the last five fiscal years:

	Year ended September 30,
(€ in millions)	2005	2004	2003	2002	2001
Total Profit Sharing Expense	n/a	—	—	—	1.9

In addition, an employee savings plan exists in order to facilitate and encourage individual savings. The Company matches 30% of the first € 3,333 of each employee’s contribution to the plan each year.

In connection with the screening of new employees, criminal backgrounds were checked by an external firm to assist in ensuring the security of visitors to the Resort. This practice came to the attention of executive management of the Company in December 2004 and because it may constitute a violation under French law, has been suspended. While the Company might face fines or litigation based on these circumstances, the Company believes that these would not have a material adverse effect on its financial condition.

A.6.                          Significant Operating Contracts

A.6.1.                Agreements with French Governmental Authorities

On March 24, 1987, TWDC entered into a Master Agreement with the Republic of France, the Region of Ile-de-France, the Department of Seine-et-Marne, the EPA-Marne and the Suburban Paris Transportation Authority (“RATP”), for the development of the Resort and other various development phases for the 1,943 hectares of undeveloped land located 32 kilometers east of Paris in Marne-la-Vallée, France. The Group and certain other parties became parties to the Master Agreement after its signature by the original parties. In 1988, the EPA-France, which has responsibility for the development of the entirety of the Resort, was created pursuant to the Master Agreement, and became a party thereto.

The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure. It provides that loans with specific terms and conditions shall be granted. The significant components thereof are summarized below.

Development planning

The Master Agreement sets out a master plan for the development of the land and a general development program defining the type and size of facilities that the Group has the right to develop, subject to certain conditions, over a 30-year period ending no sooner than 2017. Before beginning any new development phase, the Group must provide EPA-France and several French public authorities with a proposal and other relevant information for approval. On the basis of the information provided, the Group and the authorities involved develop detailed development programs.

After having concluded negotiations for a detailed program for the second phase of Val d’Europe urban development on December 9, 1997, the Group and EPA-France concluded negotiations for a detailed program for the third phase of Val d’Europe urban development on July 9, 2003.

Financing of infrastructure

The Master Agreement specifies the infrastructure to be provided by the French authorities to the Resort. The relevant French public authorities have a continuing obligation to finance construction of the primary infrastructure, such as highway interchanges, primary roadways to access the Resort Site, water distribution and storage facilities, rain water and waste water treatment installations, waste treatment facilities, gas and electricity distribution systems, as well as telecommunication networks. The Master Agreement also specifies the terms and conditions of the Group’s contribution to the financing of certain infrastructure. Infrastructure provided by the French governmental authorities included the extension of the “A” line of the RER suburban rail link (which links Paris and its eastern and western suburbs to Disneyland Resort Paris with two stations), the construction of two interchanges linking the Resort directly to the A4 motorway, a TGV (high speed train) station linking the Resort to other major cities of Europe and the completion of an access road around the Resort Site.

Land rights

The Master Agreement provides for the right of the Group, subject to certain conditions, to acquire the land necessary for the expansion of Disneyland Resort Paris on the Marne-la-Vallée site. The exercise by the Group of these acquisition rights is subject to certain development deadlines, which if not met would result in the expiration of these rights. To date, all minimum development deadlines have been met and no land rights have expired unused. The next deadline for the expiration of land right options will be December 31, 2007. Management currently anticipates that this development deadline will be met and no options will expire.

In order to maintain the Group’s land acquisition rights for the remaining undeveloped land around the Resort (approximately 1,000 hectares), the Group is required to pay annual fees to EPA-France of approximately € 0.6 million.

Department of Seine-et-Marne tax guarantee

Pursuant to the Master Agreement, the Company, certain entities consolidated in the Company’s financial statements, and the Republic of France guaranteed a minimum level of tax revenues to the Department of Seine-et-Marne. If the Department’s tax revenues were less than the amount of charges borne by the Department for primary and secondary infrastructure during the period from 1992 to 2003 (which was the case), the Republic of France and the Group were each required to reimburse, in equal shares to the Department, the difference between the tax revenues collected and the charges borne, up to an aggregate amount of approximately € 45.0 million (after adjustment for inflation from 1986). Based upon the final assessment covering the entire period of the guarantee through December 31, 2003, the Group will be required to pay the Department € 20.3 million under the terms of the guarantee over a ten-year period in eight installments, the first of which is due in fiscal year 2007. This liability is recorded in the Group’s consolidated financial statements under “Accounts payable and other liabilities” as of September 30, 2005.

A.6.2.                Participant Agreements

The Group has entered into long-term participant agreements with companies that are leaders in their fields. 13 participant agreements with the following companies are currently in force: Coca-Cola, Esso, France Télécom and its subsidiary Orange, General Motors, Hasbro Inc., Hertz, Kellogg’s, Kodak, McDonald’s, Nestlé and its subsidiary Perrier-Vittel, and Visa. These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on the Resort Site through the sponsoring of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village’s attractions, restaurants or other facilities; (ii) promotional and marketing rights with respect to the category of product that is covered by the participant agreement; and (iii) the status of privileged supplier of the Group. Each participant agreement terminates automatically in the event of termination of the License Agreement between The Walt Disney Company (Netherlands) B.V. and the Company (See Item 4 “Information of the Company” - Section A.6.3. “Undertaking and Agreements with The Walt Disney Company and Subsidiaries – License Agreement”).

A.6.3.                Undertakings and Agreements with The Walt Disney Company and Subsidiaries

Undertakings

In connection with the financing of Walt Disney Studios Park, TWDC has committed to the CDC to hold at least 16.67% of the common stock of the Company until 2027. In connection with the Restructuring, TWDC has agreed to hold directly or indirectly at least 39% of the common stock of the Company until 2016.

The Company and Euro Disneyland Participations S.A.S., an indirect wholly-owned subsidiary of TWDC (which is also a partner of the Phase IA Financing Company), have agreed to indemnify the partners of the Phase IA Financing Company as to all liabilities arising for the Company and the Phase IA Financing Company under the Master Agreement. To the extent the resources of the Company and the Phase IA Financing Company are insufficient to cover any such indemnity, TWDC, through a wholly-owned subsidiary, has agreed to indemnify the partners of the Phase IA Financing Company up to an additional € 76.2 million. In connection with the 1994 Financial Restructuring, EDA also undertook certain indemnification obligations in favor of the partners of the Phase IA Financing Company in respect of certain liabilities arising under the Master Agreement.  Excluding the amount relating to the tax guarantee given to the department of Seine-et-Marne (see above), the main remaining obligations to be executed by the Company under the Master Agreement consist in developing the Site. A non-fulfilment of these obligations for some parcels or others would result in a loss of the land rights given to the Company for these parcels.

Certain indirect, wholly owned subsidiaries of TWDC have liability as general partners of EDA, the Company’s operating subsidiary to which substantially all of the Company’s assets and liabilities were transferred as part of the Restructuring. These obligations consist notably in the full amount of the indebtedness relating to the Disneyland Park lease.

Development Agreement

Pursuant to the development agreement dated February 28, 1989 with the Group (the “Development Agreement”), Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide a variety of technical and administrative services to the Company. These services are in addition to the services Euro Disney S.A.S. is required to provide as the Management Company and include, among other things, the development of conceptual designs for existing Theme Parks and future facilities and attractions, the manufacture and installation of specialized show elements, the implementation of specialized training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy. Euro Disneyland Imagineering S.A.R.L., an indirect subsidiary of TWDC, was responsible for the management and administration of the overall design as well as the construction of the Theme Parks, including the design and procurement of the show-and-ride equipment. Most of the other facilities of the Resort were designed under its supervision with the administrative and technical assistance of affiliates of TWDC specialized in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

The Group reimburses Euro Disney S.A.S. for all of its direct and indirect costs incurred in connection with the provision of services under the Development Agreement. These costs include, without limitation: (i) all operating expenses of Euro Disney S.A.S., including overhead and implicit funding costs; (ii) all costs incurred directly by Euro Disney S.A.S. or billed to it by third parties; and (iii) certain costs plus 10% billed to Euro Disney S.A.S. for services performed by TWDC or any of its affiliates. Such costs vary considerably from one fiscal year to another depending upon the projects under development.

The Development Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party. The Development Agreement may be terminated by Euro Disney S.A.S. or by the Group under certain conditions, in particular in case of a change of control of the Company and of the Phase IA Financing Company, or in case either company were to be liquidated.

Phase II Development Fee

As part of the terms of the 1994 Financial Restructuring, the payment of a one-time development fee of € 182.9 million will be required upon the satisfaction of certain conditions, including conditions relating to Walt Disney Studios Park. In order to obtain the approval of the financing of Walt Disney Studios Park by the Group’s lenders and the lenders of the Financing Companies from which a substantial portion of the Group’s operating assets is leased, TWDC agreed in September 1999 to amend the terms for the development fee so that it will not be due unless and until future events occur, including the repayment of existing bank debt (as defined in the agreement) and the achievement of specified cash flow levels. The determination as to whether the specified cash flow levels have been achieved will be made on the date that the CDC loans for Walt Disney Studios Park will have been repaid and, in any case, no later than November 1, 2029.

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

(iii)                               10% of all fees paid by participants; and

 (iv)                           5% of gross revenues (net of taxes) from the exploitation of Hotel rooms and related revenues at certain Disney-themed accommodations. None of the Group’s currently existing Hotels at the Disneyland Resort Paris are considered Disney-themed as defined in the License Agreement, except the Disneyland Hotel, which is specifically excluded.

As part of the 1994 Financial Restructuring, TWDC amended the License Agreement and, as a result, no royalties were due for fiscal years 1994 through 1998. Starting in fiscal year 1999 until fiscal year 2003 (inclusive), the royalties payable by the Company were calculated at rates equal to 50% of the initial rates stated above. On March 28, 2003, The Walt Disney Company (Netherlands) B.V. agreed to conditionally waive royalties with respect to the last three quarters of fiscal year 2003 and to change the payment terms for fiscal year 2004 from quarterly to annually in arrears. Beginning in fiscal year 2004, the Company was responsible for the payment of 100% of the original royalty rates as presented above.

As part of the 2005 Restructuring, TWDC once again amended the license agreement to provide the Group the following unconditional and conditional payment deferrals (determined on an aggregate basis with management fees, which are described in Item 10 “Additional Information”, Section B.1. “The Management Company (the Gérant)”):

•                  € 25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 were or will be unconditionally deferred and converted into a subordinated long-term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalized through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023; and

•                  additional management fees and, as necessary, royalties, in a maximum aggregate amount of € 25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral. For a full description of this deferral mechanism, see Item 5 “Operating and Financial Review and Prospects” – Section F.5. “Performance Indicator”.

The table below sets out the amount of royalties paid by the Company with respect to fiscal years 1992 through 2005, as stated in the Consolidated Financial Statements of the Group (in € millions):

Fiscal Year	Royalties
1992	30.0
1993	39.9
1994	—	(1)
1995	—	(1)
1996	—	(1)
1997	—	(1)
1998	—	(1)
1999	21.8	(2)
2000	21.5	(2)
2001	21.7	(2)
2002	23.9	(2)
2003	5.6	(2) (3)
2004	47.2	(4)
2005	34.4	(5)

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

(4)              This amount was paid upon completion of the Share Capital Increase.

(5)              Total royalties expense recorded in fiscal year 2005 was € 48.7 million. Of this amount, € 34.4 million was paid in December 2005 and, in accordance with the terms of 2005 Restructuring, the payment of € 14.3 million was deferred and transferred to subordinated long-term borrowings. See Note 14(f) to the Consolidated Financial Statements in Item 17 “Financial Statements” for additional information.

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

On March 28, 2003, the Group entered into agreements with the Management Company and The Walt Disney Company (Netherlands) B.V. to pay management fees and royalties on a fiscal year-end basis rather than quarterly for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004. In addition, with respect to the last three quarters of fiscal year 2003, the combined royalties and management fees could not exceed the maximum amount that could be paid by the Company while maintaining compliance with the gross operating income covenant under certain of the Company’s debt agreements.

Any portion of the royalties or management fees not paid for fiscal year 2003 as a result of the foregoing may in the future become payable if and to the extent that income before lease and net financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal year 2008 were to exceed € 450 million.

B.                                    BUSINESS OVERVIEW

See above Section A. “History and Development of the Company and Business Overview”.

C.                                    ORGANISATIONAL STRUCTURE

C.1.                          Holding Company

Euro Disney S.C.A. (the “Company”)

Euro Disney S.C.A. is the holding company of the Group and is the listed company. The main asset of the Company is its investment in 82% of the share capital of its subsidiary, EDA. The general partner of the Company is EDL Participations S.A.S., a subsidiary of TWDC and the Management Company of the Company is Euro Disney S.A.S., also a subsidiary of TWDC.

The Company is a société en commandite par actions (“SCA” - similar in certain respects to a master limited partnership in the U.S.) organized under the laws of the Republic of France. The Company was originally organized and incorporated in Paris on December 17, 1985 under the name Mivas S.A., in the form of a French société anonyme (“SA” - similar to a U.S. corporation), which was closely held. In 1988, EDL Holding Company, a Delaware corporation wholly-owned by The Walt Disney Company and currently owner of approximately 39.8% of the shares of the Company’s common stock (40.6% at the end of fiscal year 2004), acquired 99% of the shares of Mivas S.A., whose corporate name was changed to Société d’Exploitation d’Euro Disneyland S.A. At an extraordinary meeting held in February 1989, the shareholders of Société d’Exploitation d’Euro Disneyland S.A. decided to modify its corporate form from an SA to an SCA and to change its corporate name to Euro Disneyland S.C.A. In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium. At the annual general meeting of shareholders on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted.

C.2.                          Operating Companies

Euro Disney Associés S.C.A. (“EDA”)

Euro Disney Associés S.C.A. operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hôtel, the Davy Crockett Ranch and the golf course and manages the real estate segment of the Group.

EDA is a direct subsidiary of the Company, which holds 82% of its share capital. The remaining 18% is held by two indirect subsidiaries of TWDC: EDL Corporation S.A.S. and Euro Disney Investments S.A.S. The general partners of EDA are Euro Disney Commandité S.A.S., a wholly-owned subsidiary of the Company (the controlling general partner), and Euro Disney Investments S.A.S. and EDL Corporation S.A.S., two indirectly wholly-owned subsidiaries of TWDC. The Management Company is Euro Disney S.A.S.

EDL Hôtels S.C.A.

EDL Hôtels S.C.A., a wholly-owned subsidiary of EDA, which operates all of the Hotels except the Disneyland Hôtel and the Davy Crockett Ranch, and also Disney Village, is structured as a French limited partnership (société en commandite par actions) governed by the same principles as EDA.

The general partner of EDL Hôtels S.C.A. is EDL Hôtels Participations S.A.S., a French simplified corporation (société par actions simplifiée) wholly-owned by the Company. The Management Company of EDL Hôtels S.C.A. is Euro Disney S.A.S., which is also the Management Company of the Company and EDA.

C.3.                          Financing Companies

Effective October 1, 2003 (first day of fiscal year 2004) the Financing Companies described below were included in the consolidated reporting group. See Item 5 “Operating and Financial Review and Prospects” – Section B.3. “Results of Operations for fiscal year 2004 compared with fiscal year 2003”.

Phase IA Financing Company

Euro Disneyland S.N.C. (the “Phase IA Financing Company”), a company incorporated as a French partnership (société en nom collectif) owns Disneyland Park and leases it to EDA.

The partners of the Phase IA Financing Company are various banks, financial institutions and companies holding an aggregate participation of 83%, and Euro Disneyland Participations S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly-owned subsidiary of TWDC, holding a participation of 17%. The Group has no ownership interest in the Phase IA Financing Company. The Company is jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility, as described in Note 14b to the Consolidated Financial Statements in Item 17). The partners are subject to unlimited joint and several liabilities for the financial obligations of the Phase IA Financing Company. The banks that are parties to the Phase IA Credit Facility and the CDC with regards to CDC Prêts Participatifs, have effectively waived any recourse against the partners of the Phase IA Financing Company. The Phase IA Financing Company has generated tax losses due to interest charges during the construction period and depreciation expenses from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IA Financing Company at an interest rate below the market rate.

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

The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies. The Group has no ownership interest in the Phase IB Financing Companies. EDL Hôtels S.C.A., an affiliate of the Company has guaranteed all the obligations of the Phase IB Financing Companies with respect to the loans extended by their lenders and partners. The partners of the Phase IB Financing Companies are normally subject to unlimited joint and several liabilities for the obligations of the Phase IB Financing Companies. However, the creditors of the Phase IB Financing Companies have waived any recourse against the partners of the Phase IB Financing Companies. The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 with the exception of Centre de Divertissements Associés S.N.C., which generated tax losses until December 31, 1998. The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IB Financing Companies at an interest rate below the market rate.

Pursuant to the respective by-laws of the Phase IB Financing Companies, the Management Company of each of the Phase IB Financing Companies is EDL Services S.A.S., a wholly–owned subsidiary of EDA.

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

C.4.         Ownership Structure of the Group

The Group structure as of the date of this annual report on form 20-F is illustrated in the diagram set forth below.

TWDC
100%
DISNEY ENTERPRISE Inc. (US)
99.9 %
EDL Participations S.A.S.
100 %
EDL Holding Company (US)
Walt Disney International France S.A.S.
100 %
100 %
Walt Disney Participations S.A.S.
Prince Alwaleed*
Other Shareholders
50.2 %
39.8 %
10 %
Euro Disney S.A.S.
100 %
Euro Disney S.C.A.
Centre de Congrès Newport S.A.S
100 %
100 %
Euro Disney Commandité S.A.S.
EDL S.N.C. Corporation (US)
100 %
EDL Corporation S.A.S.
100
82 %
9 %
Euro Disney Associés S.C.A.
Société de Gérance d'Euro Disneyland S.A.S.
100 %
Euro Disney Investments, Inc. (US)
100 %
Euro Disney Investments S.A.S.
100
9%
Euro Disneyland Participations S.A.S.
100 %
17 %
Euro Disneyland S.N.C.
100 %
EDL Services S.A.S
EDL Hôtels Participations S.A.S.
100 %
Euro Disneyland Imagineering S.A.R.L.
100 %
Centre de Divertissements Associés S.N.C.
ED Resort Service S.A.S.
100 %
99.9 %
EDL Hôtels S.C.A.
Newport Bay Club Associés S.N.C.
Val d'Europe Promotion S.A.S.
100 %
Cheyenne Hotel Associés S.N.C.
Les Villages Nature de Val d'Europe S.A.R.L.
50 %
Hôtel New York Associés S.N.C.
S.E.T.E.M.O Imagineering S.A.R.L.
100 %
S.C.I. Clos Sylvelle
9 %
FLO Kingdom S.A.S.
5 %
Sequoia Lodge Associés S.N.C.
Convergence Achats S.A.R.L.
50 %
S.C.I. Les Longères
9 %
FLO Evergreen S.A.S.
5 %
Hôtel Santa Fe Associés S.N.C.
ED Spectacles S.A.R.L.
80 %
Euro Disney Vacances S.A.S.
100 %
ED Vacaciones S.A. (Espagne)
99.9 %
ED Finances S.N.C. (4 entities)
50 %
50 %
Débit de Tabac S.N.C.
40 %
60 %
TWDC Subsidiaries
French Gaap Legally Controlled Group
Phase IA/IB Financing Company (Consolidated)
Management
Ownership
General Partner

D.            PROPERTY, PLANT AND EQUIPMENT

The Group’s resort-related facilities are comprised of the two theme parks (including related support buildings), the seven themed Hotels, Disney Village and the Golf Course. The Group leases all of these facilities except Walt Disney Studios Park, Disneyland Hôtel, Davy Crockett Ranch and the golf course, which the Group owns. See Item 4 “Information on the Company” -Section C.3. “Financing Companies” for additional information on the Group’s leases. These facilities are all located in Marne-la-Vallée, France. The Company believes that the Group’s facilities are suitable and adequate for the conduct of its business.

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

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements, the related notes thereto included in Item 17 “Financial Statements” herein and Item 3 “Key Information” – Section D “Risk Factors”. The Group’s Consolidated Financial Statements have been prepared in accordance with French GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between French GAAP and U.S. GAAP as they relate to the consolidated results of operations and financial position, See Note 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

A.            GENERAL

Revenues increased 3% to a record € 1,076.0 million in fiscal year 2005, reflecting increased spending by theme park visitors and higher real estate development revenues, partially offset by reduced hotel guest spending. Hotel occupancy reached 80.7% and theme park attendance was 12.3 million.

Net loss (after allocation to minority interests) decreased by € 50.3 million from € 145.2 million in fiscal year 2004 to
€ 94.9 million in fiscal year 2005, primarily as a result of the Restructuring and reduced exceptional charges. Exceptional charges decreased in fiscal year 2005 due to a one-time gain from forgiveness of debt by TWDC in connection with the Restructuring compared to the prior-year write-off of equipment related to an attraction that is being replaced with Buzz Lightyear Laser Blast. Minority interest in losses increased in the current year due to TWDC’s increased investment in EDA under the terms of the Restructuring.

The Group’s loss before financial charges increased from € 23.9 million in fiscal year 2004 to € 26.9 million, reflecting increased operating costs, primarily due to increased labor costs, partially offset by revenue growth. Increased labor costs primarily reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour work-week.

The Group generated € 18.4 million of operating cash flow in fiscal year 2005 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortization charges. In comparison to the prior year, operating cash flow decreased € 106.2 million, reflecting the cash payment of fiscal year 2004 royalties and management fees, as well as the payment of 2004 accrued interest on the CDC loans for Walt Disney Studios, both of which had been contractually deferred to fiscal year 2005.

B.            RESULTS OF OPERATIONS

FISCAL YEAR 2005 FINANCIAL RESULTS

CONSOLIDATED SUMMARY STATEMENTS OF INCOME

	Fiscal Year	Fiscal Year	Variance
(€ in millions)	2005	2004	Amount	%

Revenues	1,076.0	1,048.0	28.0	3%

Costs and expenses	(1,102.9)	(1,071.9)	(31.0)	(3)%

Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%

Net financial charges	(87.9)	(105.7)	17.8	17%

Loss before Exceptional Items	(114.8)	(129.6)	14.8	11%

Exceptional items, net	0.4	(22.3)	22.7	102%

Income tax	(1.1)	—	(1.1)	n/m

Net Loss (before Allocation to Minority Interests)	(115.5)	(151.9)	36.4	24%

Minority interests	20.6	6.7	13.9	207%

Net Loss (after Allocation to Minority Interests)	(94.9)	(145.2)	50.3	35%

SEGMENT ANALYSIS

	Fiscal Year		Variance
(€ in millions)	2005	2004	Amount	%
Resort Segment	(33.6)	(25.6)	(8.0)	(31)%
Real Estate Segment	6.7	1.7	5.0	294%
Loss before Financial Charges	(26.9)	(23.9)	(3.0)	(13)%

B.1.         Operating Statistics

The following table provides information regarding the key operating indicators of the Group:

	Fiscal Year		Variance
	2005	2004	Amount	%
Theme Park attendance (in millions) (1)	12.3	12.4	(0.1)	(1)%
Theme Park spending per guest (2) (in €)	44.3	42.7	1.6	4%
Hotel occupancy rate (3)	80.7%	80.5%		0.2ppt
Hotel total spending per room (4) (in €)	179.1	186.6	(7.5)	(4)%

(1)     Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)       Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)     Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)     Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Theme Park spending per guest and hotel spending per room were affected by a fiscal year 2005 change in the allocation of total vacation package pricing between hotel rooms and theme park admissions, with the greater allocation being made to theme park admissions.

B.2.         Results of Operations for fiscal year 2005 compared with fiscal year 2004

Revenues

Revenues of the Group were generated from the following sources:

	Fiscal Year		Variance
(€ in millions)	2005	2004	Amount	%
Theme Parks	549.7	531.3	18.4	3%
Hotels and Disney Village	394.6	405.2	(10.6)	(3)%
Other	103.0	99.7	3.3	3%
Resort Segment	1,047.3	1,036.2	11.1	1%

Real Estate Segment	28.7	11.8	16.9	143%
Total Revenues	1,076.0	1,048.0	28.0	3%

Theme Park revenues increased 3 % to € 549.7 million from € 531.3 million in the prior year, as a result of higher per guest spending. The revenue growth reflected increased admissions, merchandise and food and beverage spending. Admissions spending was favorably impacted by modest changes in admissions pricing, including an increased allocation of total revenues from resort vacation packages.

Hotels and Disney Village revenues decreased 3 % to € 394.6 million from € 405.2 million in the prior year, reflecting a 4% decrease in average daily guest spending per room. The reduction in average daily guest spending per room includes the impact of a change in the allocation of resort vacation package pricing between hotel rooms and theme park admissions.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased over the prior year by € 3.3 million to € 103.0 million, reflecting higher transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Segment revenues increased from the prior year due to planned land sales for both residential and commercial purposes, including sales of land to third parties for housing near the Company’s golf course and additions to existing time share and shopping centre properties.

Costs and Expenses

Costs and expenses of the Group were composed of:

	Fiscal Year		Variance
(€ in millions)	2005	2004 (1)	Amount	%
Direct operating costs (2)	697.6	663.5	34.1	5%
Marketing and sales expenses	104.0	112.6	(8.6)	(8)%
General and administrative expenses	97.9	91.3	6.6	7%
Depreciation and amortization	144.0	146.8	(2.8)	(2)%
Royalties and management fees	59.4	57.7	1.7	3%
Total Costs and Expenses	1,102.9	1,071.9	31.0	3%

(1)       Certain reclassifications* have been made to the fiscal year 2004 comparative amounts in order to conform to the fiscal year 2005 presentation.

(2)       Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and expenses for fiscal year 2005 increased 3%, reflecting higher direct operating costs and general and administrative expenses, partially offset by reduced marketing and sales costs. Direct operating costs increased € 34.1 million from the prior year, primarily reflecting the impact of higher labor costs and increased real estate cost of sales due to increased land sales, partially offset by a one-time benefit to business taxes due to the Restructuring.

General and administrative expenses were also higher due to increased labor costs. Marketing and sales expenses decreased € 8.6 million, reflecting reduced media spending primarily in the first half of fiscal year 2005.

*         These reclassifications are not significant.

Increased labor costs reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour workweek. In fiscal year 2005, labor costs and related costs totaled € 427.3 million, an increase of 7% over the fiscal year 2004 amount of € 398.4 million.

Excluding labor costs and the cost of real estate sales, total operating costs decreased from the prior year by € 8.7 million, or 1%.

Net Financial Charges

Net financial charges were composed of:

	Fiscal Year		Variance
(€ in millions)	2005	2004	Amount	%
Financial income	3.9	2.8	1.1	39%
Financial expense	(91.8)	(108.5)	16.7	15%
Net Financial Charges	(87.9)	(105.7)	17.8	17%

Net financial charges decreased € 17.8 million to € 87.9 million in fiscal year 2005. This decrease was primarily attributable to the conversion of debt owed by EDA to subsidiaries of TWDC into equity of EDA as part of the Company’s Restructuring and reduced effective interest expense.

Exceptional Income (Loss), net

Exceptional Items, Net improved by € 22.7 million compared to the prior year, reflecting a € 10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Company’s Restructuring and a € 9.2 million loss related to the write-off of equipment within Visionarium, an attraction in Disneyland Park, which was closed in fiscal year 2004 so that the building can house Buzz Lightyear Laser Blast, expected to open in April of 2006. The Group incurred costs in fiscal years 2005 and 2004 associated with the restructuring of the Group’s debt of € 8.6 million and € 12.6 million, respectively.

Income Tax Expense

Income tax expense reflects non-recurring taxes as a result of changes in the Group’s tax consolidation arising from the Restructuring. The Group’s unused tax loss carry-forwards approximate € 1 billion at September 30, 2005, and are available to be carried forward indefinitely to offset the tax effect of future income.

Minority Interests

Minority interests reflect the ownership of third parties in the financial results of the Company’s subsidiaries. For fiscal year 2004, the minority interests reflected the third-party ownership of the consolidated financing companies. For fiscal year 2005, minority interests reflect the ownership of the Financing Companies as well as the impact of the Restructuring.

As a result of the Company’s legal and financial restructuring, substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA. Subsidiaries of TWDC own the remaining 18% of EDA. The Restructuring was made effective October 1, 2004 in the Company’s consolidated accounts. Accordingly, the income statement reflects an allocation of 18% of the losses from EDA’s consolidated net results for the fiscal year 2005 to TWDC subsidiaries as the minority interests of EDA.

B.3.         Results of Operations for fiscal year 2004 compared with fiscal year 2003

Introduction

In fiscal year 2004, revenues increased slightly to total € 1,048.0 million, as increased spending by theme park visitors and Hotel guests was mostly offset by lower hotel occupancy rates, as well as an anticipated decline in real estate development revenues. Attendance at the theme parks in fiscal year 2004 remained stable compared to the prior year at approximately 12.4 million visitors.

The Group incurred an operating loss of € 23.9 million in fiscal year 2004, which was € 56.0 million below the € 32.1 million of pro-forma operating income recorded in the prior year (the pro-forma presentation reflects a change in accounting method that significantly affected the scope of consolidation in fiscal year 2004, as discussed below). The increased loss was primarily due to the resumption of accruing royalties at full rates and management fees, following the waiver by TWDC of royalties and management fees in the last three quarters of fiscal year 2003. Higher marketing and sales spending partially offset by reduced general and administrative expenses also affected the operating margin. Net loss increased from € 58.3 million (on a pro-forma basis, reflecting the change in accounting principle referred to below) in fiscal year 2003 to € 145.2 million in fiscal year 2004, as a result of the lower operating margin as well as significant exceptional items.

The Group generated €124.6 million of operating cash flow in fiscal year 2004 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortization charges, and the Group’s working capital requirements decreased as the increase in accrued royalties and management fees for fiscal year 2004 (which were not payable until fiscal year 2005), as well as accrued interest on the CDC loans for Walt Disney Studios Park (which was deferred under the terms of the relevant agreement), did not result in cash outlays. Under the terms of the Restructuring, the royalties and management fees for fiscal year 2004 were paid when the Restructuring was implemented.

Change in Accounting Principle

Effective October 1, 2003 (the first day of fiscal year 2004), the Group adopted new accounting rules mandated by Article 133 of the French Financial Security Law (Loi de Sécurité Financière) with respect to the consolidation of special purpose financing companies that are not legally controlled by the Group. Under these new rules, the financing companies from which the Group leases a substantial portion of its operating assets (the “Financing Companies”), have been included in the Group’s consolidated financial statements. Previously, lease payments to the Financing Companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the Financing Companies. As a result of the application of new consolidation rules, these operating assets are now consolidated, resulting in increased assets and borrowings. The Group’s receivables from the Financing Companies have been eliminated in consolidation. In addition, shareholders’ equity has been reduced, reflecting primarily past depreciation charges related to the operating assets owned by the Financing Companies, which exceeded the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense (consequently, the income statement line item formerly entitled “lease and net financial charges” has been renamed “net financial charges”). The accounting change does not affect the legal structure, financial position or cash flows of the members of the consolidated Group.

To enhance comparability, the Group has provided financial information on a pro-forma basis in addition to its as-reported results. The pro-forma information has been prepared as if the fiscal year 2004 change in accounting principle discussed above was in effect during all of fiscal year 2003 (See also Notes 2 and 29 to the Consolidated Financial Statements in Item 17 “Financial Statements”). The following table summarizes certain financial data derived from the Group’s historical and pro-forma consolidated financial statements.

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

Theme park revenues increased 5 % to € 531.3 million in fiscal year 2004 from € 508.5 million in the prior year as a result of higher per guest spending, coupled with stable attendance. The higher spending levels reflected three principal factors: an increase in average park admission prices, the introduction of the “park hopper” ticket (which permits guests to visit both theme parks for a single price that is € 9 higher than the single park price) and the elimination of low season reduced admission pricing. Merchandise and food and beverage revenues in the Theme Parks also increased.

Hotel and Disney Village revenues decreased 3 % to € 405.2 million in fiscal year 2004 from € 416.7 million in the prior year, reflecting the decrease in hotel occupancy due to increased competition from new on-site capacity at hotels owned and operated by third parties. These hotels are part of the Group’s overall development plan for the Resort, designed to increase overall hotel capacity to accommodate more visitors of the theme parks without requiring the Group itself to utilize capital to construct additional hotels. However, due to the soft demand environment, these new hotels had an adverse effect on occupancy at the Group’s Hotels. The impact on revenues of the decline in occupancy was partially offset by a 2 % increase in average daily guest spending per room.

Other revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) increased in fiscal year 2004 over the pro-forma prior year by € 1.7 million to € 99.7 million, reflecting an increase in transportation and other travel services sold to guests, partially offset by slightly lower participant sponsorship revenues.

Real Estate Development revenues decreased by € 11.8 million in fiscal year 2004 compared to the prior year, reflecting a planned reduction in development projects. Real Estate Development revenues in fiscal year 2004 included primarily commercial and residential land sale transactions. In addition, revenues included ground lease income and fees for services provided to third-party developers that have signed contracts to either purchase or lease land on the Resort Site for development. Given the successful completion of most of the additional hotel capacity projects in fiscal year 2003, the decrease reflected this planned reduction in development activity.

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

Direct operating costs increased € 9.6 million from the pro-forma prior year primarily reflecting the impact of higher labor costs. Marketing and sales expenses during fiscal year 2004 increased € 7.4 million from the prior year, reflecting increased advertising during the second half of the fiscal year, associated largely with the promotion of the popular new show, The Legend of the Lion King. General and administrative expenses incurred during fiscal year 2004 decreased € 6.7 million from the prior year, reflecting decreased labor expenses.

Royalties and management fees totaled € 57.7 million in fiscal year 2004, € 49.6 million higher than the previous year, reflecting the October 1, 2003 (first day of fiscal year 2004) resumption of royalties at full rates and management fees subsequent to the waiver by TWDC of these fees for the last three quarters of fiscal year 2003. In fiscal year 2004, royalties totaled € 47.2 million after reinstatement to full contractual rates (fiscal year 1999 through 2003 rates were reduced to half of their original levels as a result of the 1994 financial restructuring). The fiscal year 2004 charge reflects the accrual of the royalties and management fees for the year, although cash payment of these amounts was not due until fiscal year 2005.

Net Financial charges

Net financial charges were composed of:

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

Financial income, before the consolidation of the Financing Companies, was principally composed of interest income earned on long-term loans provided to the Financing Companies (See Note 4 to the Consolidated Financial Statements in Item 17 “Financial Statements”) and interest income on cash and short-term investments, as well as net gains arising from foreign currency transactions. Since the consolidation of the Financing Companies, the interest income earned on the long-term loans to the Financing Companies is eliminated. Financial expense is principally composed of interest charges on the long-term borrowings of the Group (including the Financing Companies under the new consolidation method) and the net impact of interest rate hedging transactions.

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

Minority Interests

Minority interests reflect the owernship of third parties in the financial results of the Company's subsidiaries. For fiscal year 2004, the minority interests reflected the third-party ownership of the consolidated financing companies. For fiscal year 2005, minority interests reflect the ownership of the financing companies as well as the impact of the Restructuring.

As a result of the Company’s legal and financial restructuring substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA. Subsidiaries of TWDC own the remaining 18% of EDA. The Restructuring was made effective October 1, 2004 in the Company’s consolidated accounts. Accordingly, the income statement reflects an allocation of 18% of the losses from EDA’s consolidated net results for the fiscal year 2005 to TWDC subsidiaries as the minority interests of EDA.

C.            LIQUIDITY AND CAPITAL RESOURCES

Capital Investment

	Fiscal Year
(€ in millions)	2005	2004	2003
Resort Segment	94.8	28.7	23.0
Real Estate Segment	—	0.6	1.8
Capital Investment	94.8	29.3	24.8

Note: The figures presented are the amounts recorded in the Consolidated Financial Statements on an accrual basis.

Resort segment capital expenditures included primarily expenditures associated with the Group’s € 240 million multi-year development plan approved during the Restructuring. During fiscal year 2005, € 39.4 million was spent on the development and construction of theme park improvements including Buzz Lightyear Laser Blast attraction for Disneyland Park, Toon Studios and Tower of Terror for Walt Disney Studios. In addition, current year expenditures included the completion of Space Mountain: Mission 2 and Wishes, which were the highlight of this summer’s celebration of the 50th anniversary of the opening of Disneyland Park in California and other improvements to the existing asset base.

Fiscal year 2004 Resort segment capital expenditures included primarily the costs of developing and staging the new Legend of The Lion King stage show, which is presented several times daily on the Videopolis stage in the Disneyland Park, improvements to the Halloween and Christmas festivals and various other improvements to the existing asset base.

Cash Flows and Liquidity

 As presented in the Group’s Consolidated Statements of Cash Flows, cash and cash equivalents increased by € 156.4 million from the prior year to € 287.7 million as of September 30, 2005. Specifically, this increase in cash and cash equivalents resulted from:

- Cash Flows from Operating Activities	€18.4	million
- Cash Flows used in Investing Activities	€(72.7)	million
- Cash Flows from Financing Activities	€210.7	million

Cash flows generated by operating activities decreased € 106.2 million from the prior year to € 18.4 million, reflecting payment of fiscal year 2004 royalties and management fees in fiscal year 2005 and increased interest payments.

Cash flows used in investing activities totaled € 72.7 million reflecting capital investment expenditures related primarily to the projects discussed above under “Capital Investment”.

Cash flows generated by financing activities totaled € 210.7 million reflecting € 253.3 million of gross proceeds from the Company’s February 2005 equity rights offering, net of € 17.4 million of commissions and other equity raising costs paid to third-party financial institutions and advisors. Additionally, the Group repaid € 114.8 million in debt, including € 100.6 million paid through the transfer of debt security deposits held by the Group’s lenders and € 5.0 million paid on the Company’s previous line of credit with TWDC. The Group also paid € 14.4 million in costs related to the renegotiation of its debt agreements in connection with the Restructuring.

As of September 30, 2005, the Group had cash and cash equivalents of € 287.7 million, including € 48.3 million belonging to the consolidated financing companies. Based on existing cash, liquidity from the Company’s undrawn € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future.

The Group has covenants under its debt agreements that limit its investment and financing activities. Beginning with fiscal year 2006, the Group must meet financial performance covenants that will necessitate earnings growth from, amoung other things, the impact of the Group's multi-year investment program discussed below. If revenue growth is not sufficient, the Group would have to appropriately reduce operating costs and/or curtail a portion of planned capital expenditures (outside those contained in the multi-year investment program). The Group could also seek assistance from TWDC or other parties as permitted under the loan agreements. While there can be no assurance that revenue growth, or abatement of operating costs or capital expenditure would be sufficient or that assistance would be available on acceptable terms, the Group currently anticipates that it will meet the covenant requirements through one or more of these means.

See Item 3 "Key Information" – Section D "Risk Factors" for a further discussion of the impact of a contravention of the financial performance covenants, including the consequences and courses of action that would be available to the Group.

Debt

The Group’s borrowings as of September 30, 2005 are detailed below (the various loans are presented in more detail in Item 4 “Operating and Financial Review and Prospects” – Section F.2 “The Group’s Financial Obligations”):

	September	Fiscal Year 2005		September
(€ in millions)	2004	Increase	Decrease	2005
CDC Senior Loans	127.5	125.0	(10.0)	242.5
CDC Subordinated Loans	783.8	59.8	(125.0)	718.6
Credit Facility – Phase IA	340.1	—	(66.6)	273.5
Credit Facility – Phase IB	150.5	—	(29.5)	121.0
Partner Advances – Phase IA	304.9	—	—	304.9
Partner Advances – Phase IB	96.9	—	(3.7)	93.2
TWDC Loans	17.3	135.0	—	152.3
TWDC Line of Credit	125.0	—	(125.0)	—
Sub-Total	1,946.0	319.8	(359.8)	1,906.0
Accrued Interest	106.8	23.8	(93.2)	37.4
Total Borrowings	2,052.8	343.6	(453.0)	1,943.4

The Group’s principal indebtedness (excluding accrued interest) decreased € 40.0 million to € 1,906.0 million as of September 30, 2005 compared to € 1,946.0 million as of September 30, 2004, as a result of € 114.8 million of principal repayments, the forgiveness by TWDC of € 10 million of the expired € 167.7 million line of credit, partially offset by the increased borrowings associated with the € 59.8 million conversion of CDC Walt Disney Studios Loan accrued interest into subordinated long-term debt and the conversion of € 25 million of management fees and royalties payable into subordinated long-term debt.

Equity

Shareholders’ equity increased to € 295.7 million as of September 30, 2005 from a deficit of € 59.9 million as of September 30, 2004, which reflects the impacts of the Restructuring, partially offset by the net loss for the fiscal year.

As a result of the Restructuring, on February 23, 2005, substantially all of the Company’s assets and liabilities were contributed to EDA. As a result of this legal reorganization, Euro Disney S.C.A.’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of € 215.5 million.

Also in conjunction with the Restructuring, the Company completed an equity rights offering on February 23, 2005, which resulted in the issuance of 2.8 billion new shares at a price of € 0.09 each generating gross proceeds of € 253.3 million.

As of September 30, 2005, TWDC, through indirect wholly-owned subsidiaries, held 39.8 % of the Company’s shares
(40.6 % as of September 30, 2004), and 10 % of the Company’s shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family (15.9% as of September 30, 2004). No other shareholder has indicated to the Group that it holds more than 5 % of the share capital of the Company. No dividend payment is proposed with respect to fiscal year 2005, and no dividends were paid with respect to fiscal years 2004, 2003 and 2002.

D.         OUTLOOK

The Group believes that the implementation of its development and growth strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what the Group hopes will be a growing European theme park market.

As a result of the Restructuring, the Group benefited from a substantial improvement in its cash and liquidity position. In addition, the Group’s strategy to increase the number of visitors is intended to boost revenues, which should result in increased operating margin in the medium term. At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortization resulting from the consolidation of the financing companies will continue to affect operating margin and net income. The Group anticipates that it will record net losses for at least the next several years.

In fiscal year 2006, management is seeking to improve both attendance and occupancy. It believes that its seasonal events and new investments, such as the addition in Disneyland Park of the new attraction Buzz Lightyear Laser Blast, as well as its integrated marketing, sales and pricing strategies, provide an opportunity to increase volumes and grow revenues.

The Group’s targeted revenue growth in fiscal year 2006, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labor expenses due to continued wage increases and reduction of subsidies related to the adoption of the 35-hour workweek.

The Group’s development strategy will result in part of the Group’s increased cash resources being devoted to increased capital expenditures and spending on major asset renovations. In fiscal year 2006, the Group expects to record a substantial increase in capital expenditures, which could total approximately € 150 million based on the Group’s current budget (compared to € 94.8 million in fiscal year 2005). The increase will result mainly from the completion of Buzz Lightyear Laser Blast in Disneyland Park in 2006 and the continued construction of additional new attractions scheduled to open in the coming years. The Group anticipates significant, but somewhat lower spending in 2007. A portion of ongoing capital expenditures will continue to be focused on enhancements at the theme parks and the hotels.

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

E.             OTHER MATTERS

E.1.         Tabular Disclosure of Contractual Obligations

See Item 5 “Operating and Financial Review and Prospects” – Section F.2 “2005 Financial Restructuring”— The Group’s Financial Obligations”and Note 24 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

E.2.         Off-Balance Sheet Obligations — Contingent Commitments

See Item 5 “Operating and Financial Review and Prospects” – Section F.2 “2005 Financial Restructuring”— The Group’s Financial Obligations”.

E.3.         Accounting Policies and Estimates

The Group believes that the application of the following accounting policies are important to its financial position and results of operations, and require judgments and estimates on the part of management. For a summary of all of its accounting policies, See Note 2 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

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

Contingencies and Litigation

The Group is continually involved in certain legal proceedings and tax audits and, as required, has accrued its estimate of the probable costs for the resolution of these claims. The Group’s estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular annual period could be materially affected by changes in assumptions or the effectiveness of the Group’s strategies related to these proceedings.

E.4.         New Accounting Pronouncements

Implementation of International Financial Reporting Standards (“IFRS”) and other legal requirements

The Group currently prepares its financial statements in accordance with French GAAP and prepares a reconciliation of stockholders’ equity, net income and certain other disclosures to U.S. GAAP. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all EU-listed companies, including the Group, to apply IFRS in preparing their financial statements for fiscal years beginning on or after January 1, 2005 (this means fiscal year 2006 for the Group).

As a result, the Group adopted International Financial Reporting Standards (“IFRS”) as of the beginning of fiscal year 2006. A transition report detailing the impact of the implementation on the Group’s opening balance sheet in IFRS and the restatement of fiscal year 2005 financial statements in IFRS is included as at Exhibit 15.2 in Item 19 “Financial Statements and Exhibits” to this 20F.

The adoption of IFRS will change certain line item classifications and disclosures in the Group’s financial statements. Additionally, the depreciation method for fixed assets will be changed to reflect the depreciable lives of predefined components. The Group will cease to accrue and expense the costs of major renovations in advance, but will instead recognize the capitalisable fixed asset components and non-capitalisable expenses of major renovations when incurred. With regard to the Group’s income statement for fiscal year 2006, the impact of the change to IFRS is not expected to be material.

F.             2005 Financial Restructuring

In this section, all financial statement items and other figures are as determined under French GAAP.

F.1. General Overview

The Company began negotiating in fiscal year 2003 the Restructuring in light of reduced revenues and increased losses that it incurred. The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism combined with challenging general economic and geopolitical conditions in key markets. While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues generated by the new park were below expectations. The increased losses were a result of reduced revenues, as well as higher operating costs and marketing expenses in connection with the opening of the Walt Disney Studios Park.

As a result of this situation, the Company determined that it would not be able, in the absence of a new restructuring, to restore compliance with certain financial covenants contained in its credit agreements in the near term, or to meet certain of its financial obligations. The Company also determined that, absent such a restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements.

At the time it began negotiations with its lenders, the Company obtained limited waivers of certain covenant violations, which were successively renewed as the negotiations progressed.

In September 2004, the Company and certain companies of the Group signed a memorandum of agreement with the Group’s lenders and TWDC on a comprehensive restructuring of the Group’s financial obligations. The final conditions necessary to implement the Restructuring were completed in February 2005. The Restructuring provided new cash resources, reduced or deferred certain of the Group’s cash payment obligations and gave the Group more flexibility to invest in new attractions and in the development of the Resort and its surrounding areas.

The principal features of the Restructuring included the following:

•      A share capital increase with gross proceeds of € 253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of € 0.09 each.

•      A new € 150 million credit line made available by TWDC to replace the expired € 167.7 million credit line. In addition, TWDC forgave € 10 million of the expired credit line and converted € 110 million of the remaining balance to subordinated long-term debt.

•      Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing € 100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt.

•      Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total € 125 million) and partially on a conditional basis (up to € 200 million), with the conditional portion depending on the Company’s financial performance.

•      Avoidance of lease-related payments in the amount of € 292.1 million (plus € 16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA). Instead, the Company acquired 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA and held 100% of EDA before the contribution).

•      Bank authorization to implement a € 240 million plan to develop new Theme Park attractions and to expend more than in the previous years on maintaining and improving the existing asset base.

The Restructuring provided significant liquidity, including protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures), as well as capital to invest in new rides and attractions.

F.2. The Group’s Financial Obligations

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

The Group’s financial obligations in respect of these borrowings were undertaken in several phases, corresponding generally to those described in Item 4 “Information on the Company” – Section A.1 “History of the Group”. The Caisse de Dépôts et Consignations (“CDC”) is one of the principal lenders to the Group, holding both senior loans and subordinated loans (including loans extended in 1999 to finance the construction of Walt Disney Studios Park). The creditors in respect of other loans are bank syndicates. The Group also benefits from advances made by the partners of the special purpose financing companies from which the Group leases assets (those partners are mainly banks, as well as other financing entities). The Group also has use of a credit line granted by TWDC.

The Group’s obligations in respect of these loans and other commitments are described in more detail in Note 13, 14, 19b, 24 and 25 to the Group’s Consolidated Financial Statements in Item 17 “Financial Statements”. The table below sets out the debt and lease structure as well as other long-term obligations as of September 30, 2005, giving full effect to the terms of the Restructuring.

		Principal Payments Due
(€ in millions)	September 2005	Less than 1 year	1-3 years	3-5 years	More than 5 years
CDC Loans
Phase I Loans	520.2	—	1.3	6.4	512.5
Walt Disney Studios Park Loans - Subordinated	440.9	—	—	—	440.9
	961.1	—	1.3	6.4	953.4
Phase IA Asset Financing (primarily Disneyland Park)
Credit facility(1)	273.5	—	48.7	126.2	98.6
Partner advances	304.9	—	—	—	304.9
	578.4	—	48.7	126.2	403.5
Phase IB Asset Financing (Hotels and Disney Village)
Credit facility(1)	121.0	—	10.1	40.4	70.5
Partner advances(1)	93.2	—	—	3.2	90.0
TWDC - Newport Bay Club Convention Centre	17.3	—	—	—	17.3
	231.5	—	10.1	43.6	177.8
TWDC Loans
Subordinated loan – Deferral of expired line of credit	110.0	—	—	—	110.0
Subordinated loan – Deferral of management fees and royalties	25.0	—	—	—	25.0
	135.0	—	—	—	135.0

Total Borrowings	1,906.0	—	60.1	176.2	1,669.7

Contingent obligations(2)	207.5	—	—	24.6	182.9
Operating lease obligations(3)	65.2	11.2	18.5	12.9	22.6
Retirement indemnities obligation(4)	11.3	—	—	—	11.3
Purchase obligations(5)	1.6	1.1	0.5	—	—
Other long-term obligations(6)	20.3	—	1.4	3.5	15.4

Total Contractual Obligations(7)	2,211.9	12.3	80.5	217.2	1,901.9

(1)       Under French law, the Legally Controlled Group (the Company and its subsidiaries) is jointly liable or has guaranteed these obligations under the terms of the related credit agreements (see Note 24 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(2)     Includes € 24.6 million corresponding to TWDC waiver of royalties and management fee in fiscal year 2003  and € 182.9 million corresponding to TWDC development fees subject to conditions (see Notes 19b and 24 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(3)     Represents the operating lease commitments as described in Note 25-2 to the Consolidated Financial Statements in Item 17 “Financial Statements”.

(4)     Represents the actuarially calculated obligation for employee retirement indemnities. The entire obligation has been reported in the “More than 5 years” column as the Group does not expect a significant number of retirements in the next five fiscal years (see Notes 2 and 26 to the Consolidated Financial Statements in Item 17 “Financial Statements”).

(5)     Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.

(6)     Represents a contractual obligation to the Seine-et-Marne Department (local governmental body) recorded on the line “Accounts payable and accrued liabilities” of the Consolidated Balance Sheet. (See Item 4 “Information on the Company”, A.6 Significant Operating Contracts – Department of Seine-et-Marne tax guarantee.)

(7)     Comprised of the following (€ in millions):

Liabilities recorded on the balance sheet	1,926.3
Off-balance sheet obligations	285.6
2,211.9

In addition, the Group has provided certain other performance guarantees to contractual partners, which, depending on future events, may require the Group to pay an amount ranging from € 0 to € 31.5 million.

F.3.         Impact of the Restructuring on Group Cash Flow

The Restructuring improved the Group’s liquidity situation significantly by providing new financial resources and deferring payment obligations. The principal provisions impacting the Group’s cash included the following:

•      the Group had available € 385.0 million in new financial resources in fiscal year 2005: € 235.0 million from the Share Capital Increase (after deducting underwriting commissions and other costs linked to this Share Capital Increase) and
€ 150.0 million from the TWDC New Credit Line. The amount of the TWDC New Credit Line will be reduced to € 100.0 million after September 30, 2009, and it will expire on  September 30, 2014;

•      the Group has been authorized by its lenders to implement a multi-year development plan totaling € 240 million. During fiscal year 2005, development plan expenditures totaled € 39.4 million. Amounts budgeted for 2005 not used in 2005 will be used in future periods;

•      the cash payments that the Group would have been required to make in fiscal year 2005 in respect of its credit agreements and the expired TWDC Credit Line (whose maturity date was initially June 10, 2004 and has been deferred as part of the Restructuring) were reduced by € 243.4 million (after taking into account the increased interest that the Group will be required to pay). In addition, the Group will realize reductions in cash outflow from similar deferrals through fiscal year 2009, as shown in the table below;

•      the Group’s cash payments in respect of management fees and royalties due to TWDC subsidiaries will be reduced by € 25.0 million per year in fiscal years 2006 and 2007, by between € 25.0 million and up to € 50.0 million per year in fiscal years 2008, 2009 and 2010, depending on financial performance of the Group, and by up to € 25.0 million per year from fiscal years 2011 up to and including fiscal year 2015, depending on the financial performance of the Group; and

•      as a result of legal restructuring under which EDA became a subsidiary of the Company, the Group will realize significant cash savings in respect of amounts it otherwise would have had to pay to EDA to exercise its option to maintain its rights to the Disneyland Park and to certain of its key attractions. These savings include € 78.7 million in cash that the Company would have had to pay over approximately a two-year period starting in June 2006 to exercise the option to maintain its rights in respect of the Disneyland Park. The cash savings also relate to € 213.4 million of lease-related payments that the Company would have had to make over an eight-year period starting in July 2007 to exercise the option to maintain its rights over the “ACP Assets,” which are certain attractions constructed after the opening of Disneyland Park (including Space Mountain), which the Company previously leased from EDA.

The following table sets out the impact of the Restructuring on the cash flows of the Group in comparison to its pre-Restructuring contractual obligations. The table includes the impact of increased interest rates on debt service as described below included in Note 14 to the Consolidated Financial Statements in Item 17 “Financial Statements”. For the sake of clarity, the table does not take into account the impact that deferrals of principal repayments, management fees and royalties and interest expenses will have on interest payments and interest income on cash balances. These deferrals will improve the Group’s liquidity situation and potentially create supplementary financial income, but will also have the effect of increasing the Group’s borrowings and interest expenses. In addition, the table does not take into account the capital investment expenditures in connection with the new development and investment plan, described in Item 5 “Operating and Financial Review and Prospects” – Section F.6. “Agreements with Lenders”.

SIGNIFICANT IMPACTS OF THE RESTRUCTURING ON GROUP CASH FLOW

Impacts: Positive / (Negative)

	Fiscal year ending September 30,
(€ in millions)	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Thereafter	Net Impact

ADDITIONAL CAPITAL AND CREDIT RESOURCES:
Share Capital Increase (1)	235.0	—	—	—	—	—	—	—	—	—	—	—	235.0
TWDC New Credit Line (2)	150.0	—	—	—	—	(50.0)	—	—	—	—	(100.0)	—	—
Payment of Exceptional Restructuring Costs	(14.5)	—	—	—	—	—	—	—	—	—	—	—	(14.5)
Sub-Total	370.5	—	—	—	—	(50.0)	—	—	—	—	(100.0)	—	220.5

CASH SAVINGS AND ADDITIONAL COSTS:
Savings on Obligations Pursuant to Legal Reorganization (3)	—	13.9	91.3	26.7	26.7	26.7	26.7	26.7	26.7	26.7	—	—	292.1
Waiver by TWDC on Existing TWDC Credit Line	10.0	—	—	—	—	—	—	—	—	—	—	—	10.0
Waiver by CDC of certain Future Interest Expense	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	—	—	—	—	20.0
Impact of Increased Interest Rates (4)	(9.8)	(9.7)	(9.7)	(9.3)	(7.6)	(5.7)	(3.8)	(1.8)	(1.0)	(0.9)	(0.4)	(3.5)	(63.2)
Sub-Total	2.7	6.7	84.1	19.9	21.6	23.5	25.4	27.4	28.2	25.8	(0.4)	(3.5)	258.9

LONG-TERM DEFERRALS (5):
Rescheduling of Bank Debt Service Requirements	129.8 (6)	76.0	93.4	47.5	8.5	(35.1)	(28.0)	(54.3)	(47.7)	2.2	7.3	(199.6)	—
Deferral of Repayment of Existing TWDC Credit Line	110.0	—	—	—	—	—	—	—	—	—	—	(110.0)	—
Deferral of Management Fees and Royalties	—	25.0	25.0	25.0	25.0	25.0	—	—	—	—	—	(125.0)	—
Deferral NBC Convention Center Lease Payments	0.9	1.2	1.2	1.4	1.4	0.5	0.5	0.5	0.5	0.5	0.5	(9.1)	—
Sub-Total	240.7	102.2	119.6	73.9	34.9	(9.6)	(27.5)	(53.8)	(47.2)	2.7	7.8	(443.7)	—

Total Unconditional Impacts	613.9	108.9	203.7	93.8	56.5	(36.1)	(2.1)	(26.4)	(19.0)	28.5	(92.6)	(447.2)	479.4

MAXIMUM CONDITIONAL DEFERRALS OF CASH EXPENDITURES (5):

Conditional Deferral of Management Fees and Royalties	—	—	—	25.0	25.0	25.0	25.0	25.0	25.0	25.0	25.0	(200.0)	—
Conditional Deferral of CDC Interest	—	19.8	20.2	20.2	20.2	20.2	20.2	20.2	20.2	22.7	22.7	(206.6)	—
Sub-Total	—	19.8	20.2	45.2	45.2	45.2	45.2	45.2	45.2	47.7	47.7	(406.6)	—

Total Unconditional and Conditional Impacts	613.9	128.7	223.9	139.0	101.7	9.1	43.1	18.8	23.7	76.2	(44.9)	(853.8)	479.4

(1)       After deduction of Share Capital Increase costs of € 18.3 million.

(2)       As of the date of this annual report, no amount  is outstanding on this line.

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

(6)       Represents the net impact of the elimination of the debt security deposits (€ 100 million) and the deferrals of the debt repayments (net of the € 110 million prepayments) and the deferral of € 58 million of accrued interest.

F.4.         Impact of the Restructuring on the Group’s Financial Statements

The Restructuring significantly impacted the cash flows and financial position of the Group. Certain of the financial statement impacts were recorded immediately upon the completion of the Restructuring while others will be realized over a period of several years as follows:

•      the Share Capital Increase provided the Group’s € 235.0 million additional cash and shareholders’ equity in fiscal year 2005;

•      the deferrals of principal repayments and increases in the effective interest rates on certain tranches of the Group’s debt will increase interest charges over the remaining term of this debt (i.e. until 2023);

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

•      the waiver of debts by certain creditors will increase the Group’s net results and cash flows; and

•      the changes in the Group’s organizational structure relating to EDA increased retained earnings and resulted in a corresponding decrease in minority interests, in order to reflect the respective ownership interests of the Company and TWDC in EDA’s share capital following the completion of the reorganization. On the statement of income, the share of the Group’s net results attributable to minority interests will increase, reflecting TWDC’s ownership interest in EDA’s share capital.

F.5.         Performance Indicator

Certain of the financial obligations of the Group following the Restructuring will be affected by the Group’s financial performance as measured by a contractually defined performance indicator (the “Performance Indicator”) for each fiscal year, which is approximately equal to the Group’s earnings before interest, taxes, depreciation and amortization, adjusted for certain items. The Performance Indicator will be used to determine:

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

The Performance Indicator for a given fiscal year will be equal to the Group’s consolidated net income (loss), after profit or loss allocated to minority interests, as reported in the consolidated audited financial statements for such fiscal year determined in accordance with generally accepted accounting principles and rules in France, consistently applied, after removing the effect of the following:

•      minority interests as reported in the consolidated statement of income;

•      income tax expense or benefit (current and deferred);

•      income (loss) from affiliates accounted for under the equity method;

•      the net impact of all waivers of debt or commercial or financial payables, etc. which may be granted by TWDC or its subsidiaries;

•      the net impact (positive or negative) of depreciation and movements in reserves on tangible, intangible assets (including goodwill) and deferred charges as well as exceptional reserves and impairment charges on these asset categories;

•      the net impact (positive or negative) of movements in: (i) current asset reserves (for example, receivables and inventories); (ii) provisions for risks and charges and (iii) provisions recorded in exceptional earnings;

•      operating expenses related to actual expenditures for major fixed asset renovations;

•      net gains and losses on the sale or abandonment of tangible or intangible assets;

•      financial income net of financial charges, excluding charges related to bank card commissions;

•      management fees and royalties payable to TWDC expensed for such fiscal year.

CDC Walt Disney Studios Park Loans

If the Performance Indicator for a given fiscal year is less than the Reference Performance Indicator set forth below for such fiscal year, then interest on the CDC Walt Disney Studios Park Loans will be deferred in an amount for such fiscal year equal to the excess of the Reference Performance Indicator over the Performance Indicator. For purposes of the conditional deferral of interest on the CDC Walt Disney Studio Park Loans, the Reference Performance Indicators are equal to € 230.6 million, € 263.9 million, € 257.5 million, € 280.4 million, € 288.1 million, € 292.2 million, € 315.6 million, € 327.7 million, € 340.8 million and € 355.6 million for each of fiscal years 2005 through 2014, respectively.

For fiscal year 2005, the Performance Indicator was  € 184.3 million which was less than the Reference Performance Indicator. Therefore, in accordance with the Restructuring agreement, € 19.8 million of CDC Walt Disney Studios Park loans interest payable on December 31, 2005 was deferred and converted to long-term subordinated borrowings.

Royalties and Management Fees

If the Performance Indicator for a given fiscal year (starting in fiscal year 2007) is less than the Reference Performance Indicator set forth below for such fiscal year, then royalties and management fees otherwise due to affiliates of TWDC will be deferred in an amount equal to the excess (up to a maximum of € 25.0 million) of the Reference Performance Indicator over the Performance Indicator. For purposes of the conditional deferral of royalties and management fees, the Reference Performance Indicators are € 282.5 million, € 305.4 million, € 313.1 million, € 317.2 million, € 340.6 million, € 352.7 million, € 365.8 million and € 380.6 million for each of fiscal years 2007 through 2014, respectively.

Financial Covenants

If the Performance Indicator for a given fiscal year from fiscal year 2006 through fiscal year 2014 is less than the Reference Performance Indicator set forth below, then the Group will be required to comply with the debt service coverage ratios described in Item 5 “Operating and Financial Review and Prospects” – Section F.6. “Agreements with Lenders”. For purposes of this financial covenant, the Reference Performance Indicators are €243.7 million, €237.3 million, €260.2 million, €267.9 million, €272.0 million, €295.4 million, €307.5 million, €318.1 million and €332.9 million for each of fiscal years 2006 through 2014, respectively.

Changes in Accounting Principles

In the event of a change in accounting principles and rules (in particular in connection with the implementation of IFRS beginning in fiscal year 2006) and/or changes in the scope of consolidation of the Group, the Performance Indicator and, if necessary, the Reference Performance Indicator will be adjusted to reflect the accounting change. The adjusted Performance Indicator in these situations (the “Pro-Forma Performance Indicator”) will replace the Performance Indicator.

F.6.         Agreements with Lenders

Payment Deferral Mechanism

The Restructuring provides for significant deferrals of payments in respect of the Group’s credit agreements. The debt related payment deferral mechanism put in place as a result of the Restructuring is as follows:

•      Interest accrued from fiscal year 2005 through fiscal year 2014 under the CDC Walt Disney Studios Park Loans (in the aggregate, € 22.7 million of interest per fiscal year) will be subject to conditional deferral. The maximum amount of such conditional deferral will be € 20.2 million per year from fiscal years 2005 through 2012 (as € 2.5 million will be permanently forgiven in each of such fiscal years) and € 22.7 million per year for fiscal years 2013 and 2014.

•      The amount of such conditional deferral will depend upon the Group’s operating performance as measured by a contractually defined Performance Indicator for the relevant fiscal year. For a detailed description of this deferral mechanism, see Item 5. F.5. “Performance Indicator”.

•      Deferred interest will be converted into a long-term subordinated debt obligation, bearing interest at 5.15% per annum (interest being capitalized through January 1, 2017 and payable annually thereafter), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid in full, starting in 2023. See Item 5.F.5.”Performance Indicator” for a detailed discussion of the Performance Indicator.

For Fiscal Year 2005, the Performance Indicator was less than the Reference Performance Indicator, therefore, in accordance with the Restructuring agreement, € 19.8 million of interest payable in respect of the CDC Walt Disney Studios Park loans on December 31, 2005 was deferred and converted to long-term borrowings.

Debt Covenants

The Group’s debt agreements include covenants between the Group and the Lenders. These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with a financial ratio threshold. In the case of non-compliance with these covenants, the Lenders can demand accelerated repayment of the debt (see Item 3 “Key Information” - Section “Risk Factors” ). Provided below is more detailed information on the significant aspects of the Group’s debt covenants:

•      Financial Ratio Covenant

As a result of the Restructuring, the financial ratio covenant of the Group changed. The gross operating profit ratio was deleted and replaced by debt service coverage ratios (the DSCR and Forecast DSCR). From fiscal year 2006 through fiscal year 2014 inclusive, the debt service coverage ratio requirement will apply only if the Performance Indicator for a given fiscal year is below its annual reference level for purposes of this covenant, as described below in paragraph “Reference Performance Indicator for Financial Covenants”. From fiscal year 2015, the debt service coverage ratio will apply without regard to the Performance Indicator until the repayment in full of the CDC Walt Disney Studios Park Loans.

The debt service coverage ratio is defined as the ratio of: the Group’s Performance Indicator for a given fiscal year, less any royalties and management fees payable to affiliates of TWDC that are not deferred, less the amount of certain expenditures for major renovations and all other capital investments (excluding capitalized interest and the investments of the development plan described in item 4 “Information on the Company” - Section “Strategic Overview”), less any corporate income tax paid, plus certain financial investment income, to the Group’s total debt service obligations.

For any fiscal year in which the debt service coverage ratio applies, the Group will be required to maintain a forecast ratio calculated on the basis of the projected debt service obligations for the immediately following year.  The forecasted results used for the Forecast DSCR are the lower of the actual management forecast for the following year or the current fiscal year results escalated at 3%.

The agreed required levels of DSCR and Forecast DSCR are set forth in the following table:

Debt service coverage ratios (DSCR and Forecast DSCR)

Minimum values charts to be achieved for each fiscal year

Financial Year	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 and there after

DSCR	—	1.80	2.35	1.45	1.20	1.05	1.00	1.00	1.10	2.60	1.40	3.10	1.30

Forecast DSCR	—	2.45	1.30	1.20	1.00	1.00	1.00	1.05	2.50	1.05	2.90	1.30	1.30

If the required debt service coverage is not met in respect for a given fiscal year in which the ratio applies, the Group’s lenders may require the immediate repayment of the Group’s financial debt.

However, the Group may restore the ratio to its required level, by raising additional equity capital or subordinated debt, or by obtaining forgivenesses or deferral of amounts that would otherwise be payable.

Reference Performance Indicator for Financial Covenants

For the purpose of the test triggering the calculation of the DSCR and Forecast DSCR, it has been agreed to set the Reference Performance Indicator as follows:

Fiscal Year	Reference Performance Indicator (€ in millions)
2006	243.7
2007	237.3
2008	260.2
2009	267.9
2010	272.0
2011	295.4
2012	307.5
2013	318.1
2014	332.9

For the purpose of determining the Reference Performance Indicator, accounting principles and rules applied by the Company in the preparation of its consolidated financial statements for fiscal year 2003, adjusted for the change in accounting principles related to the consolidation of the Financing Companies in accordance with Article 133 of the Financial Security Law of August 1, 2003, have been used. In the event of change in accounting principles and rules (in particular in connection with the implementation of IFRS) and/or change in the consolidated group, the Reference Performance Indicator (which will then become the Pro-Forma Reference Performance Indicator) and the debt service coverage ratios will be adjusted accordingly.

•      Restrictions on Capital Expenditures

The Group’s maximum authorized investments were also modified by the Restructuring. Recurring investments (meaning capital and major fixed assets renovation expenditures, excluding development investment) were previously limited to approximately 3% of consolidated revenues (excluding participant revenues). After the Restructuring, the maximum amount of the authorized recurring investments were  € 81.7 million in fiscal year 2005, and will be € 62.3 million in fiscal year 2006, € 51.8 million in fiscal year 2007, € 51.5 million in fiscal year 2008 and € 68.7 million in fiscal year 2009, with the amounts potentially subject to adjustment upwards or downwards depending on revenues recorded. After fiscal year 2009, if the Group has not exhausted the cash flow benefit of the conditional deferral of interest under the CDC Walt Disney Studios Park Loans and the conditional deferral of management fees and royalties, these expenditures will continue to be permitted up to 5% of prior fiscal year consolidated revenues (excluding participant revenues), within the limit of 25% of the Reference Performance Indicator for the prior fiscal year.

The agreements implementing the Restructuring provide the Group with the necessary bank authorizations for a € 240.0 million capital development program between fiscal years 2005 and 2009 primarily consisting of investments in Theme Parks. These new investments will include a new attraction in the Disneyland Park and new attractions focused on families with small children as well as a major new attraction in the Walt Disney Studios Park. The timing for completion of these expenditures was originally planned as follows:

Fiscal Year	(€ in millions)
2005 (and before)	75	(1)
2006	75
2007	50
2008	30
2009 (and beyond)	10
Total	240

(1)         As of September 30, 2005, € 39.4 million of costs have been incurred in total. Amounts not spent in fiscal year 2005 are expected to be used in future periods.

•       Restrictions on Additional Indebtedness

The Group’s debt agreements limit the amount of new indebtedness the Group can incur. Authorization currently exists to allow the Group to incur a maximum of € 50 million of other new indebtedness (as defined), which includes financial leasing arrangements, certain guarantees, and purchases on credit.

Financing lease arrangements are limited to a principal amount of up to € 10.0 million per year.

G.            FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Group. The Group and its representatives may from time to time make written or oral statements that are “forward-looking”, including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Group’s shareholders. All statements that express expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives; theme park and resort projects , are forward-looking statements within the meaning of the Act. These statements are made on the basis of management’s views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management’s expectations will necessarily come to pass.

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

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive, and should be read in conjunction with Item 3 “Key Information” – Section D “Risk Factors”. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Management does not undertake any obligation to update these statements.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

Executive Officers of the Management Company

As discussed in Item 10 “Additional Information” – Section B.1 “The Management Company (the Gérant)”, Euro Disney S.A.S. manages the Company.

Karl L. Holz is Chairman and Chief Executive Officer (Président) of the Management Company as of the date of this Annual Report on Form 20-F.

The executive officers of the Management Company are currently as follows:

Executive committee:

Name	Age	Position
Karl L. Holz	54	Chairman & Chief Executive Officer
Dominique Cocquet	58	Senior Vice President – Development and External Relations
Philippe Gas	42	Senior Vice President – Human Resources
Ignace Lahoud	40	Senior Vice President – Chief Financial Officer
Christian Perdrier	54	Senior Vice President – Parks, Security & Disney Village
Patrick Avice	50	Vice President – Hotels & Convention Centers
Wendy Crudele	45	Vice-President – Human Resources
Andrew de Csilléry	38	Vice President – Strategic Planning & Pricing
Federico J. Gonzalez	41	Vice President – Marketing
Béatrice Mathieu-de Lacharrière	47	Vice President –Corporate Communications
François Pinon	43	Vice President – General Counsel
Norbert Stiekema	41	Vice President – Sales & Distribution

•      Karl L. Holz, Chairman & Chief Executive Officer, was appointed to this position in May 2005. Until this date, he was President & Chief Operating Officer. He spent eight years with TWDC, where he was Vice President of Downtown Disney, and then Senior Vice President of Walt Disney World Operations, before being promoted to President of Disney Cruise Line in 2003. Prior to joining TWDC, he served in various positions as Regional Vice President for Sky Chefs Airport Concession, Inc., and President and Chief Executive Officer of Concession Air, Inc., and also as Vice President of theme park operations at Knott’s Berry Farm in the United States.

•      Dominique Cocquet, Senior Vice President – Development and External Relations, joined Euro Disney in 1989 as Manager of Real Estate Finance. He was promoted in 1992 to the rank of Vice President in charge of Development and External Relations, and supervised the doubling of the capacity of Disney Village, the creation of Walt Disney Studios Park, the opening of 2,200 additional hotel rooms, and the development of the Val d’Europe community.

•      Philippe Gas, Senior Vice President – Human Resources, was appointed in September 2003. Previously he worked at Euro Disney from 1991 to 1997. Since June 2000, Philippe has served as Regional Vice President for Asia Pacific Human Resources for TWDC. Prior to this position, he was Director of International Human Resources in Burbank, California.

•      Ignace Lahoud, Senior Vice President – Chief Financial Officer, was appointed to this position in January 2006. He joined Euro Disney in 1991 as a Financial Analyst and then transferred to The Walt Disney Company’s Corporate Administration team in Burbank, CA in 1997. Since July 2001, he served as Senior Vice President — CFO for The Walt Disney Company in Latin America.

•      Christian Perdrier, Senior Vice President – Parks, Security & Disney Village, joined the Euro Disney Group in 1994 in the position of Vice President Hotel Operations after 20 years of experience with the Accor Group. He was promoted to Senior Vice President Operations in 1997 where he supervised Operations in the Parks and Hotels. In 1999, he took over the supervision of Supports and in 2002 the security at Disneyland Resort Paris. In 2005, he took the additional responsibility of the management of Disney Village.

•      Patrick Avice, Vice President – Hotels & Convention Centers, who has more than 25 years of experience in the hospitality industry, joined the Euro Disney Group in 1990 for the opening of the Disneyland Park where he was part of the Room Research and Development team. From 1992 to 1998 he held various positions in the Resort including General Manager of Disney’s Sequoia Lodge, Disney’s Hotel Santa Fe and Disney’s Hotel Cheyenne as well as the position of Director of Hotel Operations. In 1999, he left the Company to take the position of Vice President Operations within the group Citadines with the mission of implementing their new “apart’hotels” product. In 2001, Patrick returned to the Company in his current position of Vice President, Hotels and Convention Centers.

•      Wendy Crudele, Vice President-Human Resources DLRP, was appointed to this position in October 2005. She joined the Walt Disney Company in 1985 and has held leadership positions in Hotel Operations and Human Resources. Prior to this position she has held the positions of Vice President, Segment Recruitment, and Vice President of Walt Disney World Casting, Disney University, Internal Cast Communications and Human Resource Generalists.

•      Andrew de Csilléry, Vice President – Strategic Planning & Pricing, was appointed to this position in February 2004. Following a career as a consultant with Touche Ross and Gemini Consulting, he joined the Bass Plc Group (which became the Six Continents Plc group and is now the Intercontinental Hotels Group) as Vice President of Operations, New Zealand and South Pacific region after holding roles of increasing responsibility within the strategy division of that group.

•      Federico J. Gonzalez, Vice President – Marketing, was appointed to this position during Autumn 2004. He spent sixteen years within The Procter & Gamble group, where he assumed various positions as Brand Manager (Spain) followed by three years at the group’s European Headquarters in Brussels and two years as Director Marketing for Procter & Gamble Nordic, before being promoted to General Manager (Portugal).

•      Béatrice Mathieu-de Lacharrière, Vice President – Corporate Communications, joined the Euro Disney Group in 2005. Over the past 25 years, she has developed her expertise in marketing and communication in the pharmaceutical industry working for major groups including Glaxo, Aventis and Pasteur since 1982. Her most recent position was Senior Director Corporate Affairs and Communications for the French affiliate of Bristol-Myers Squibb.

•      François Pinon, Vice President – General Counsel, was appointed in April 2004. From 1989 to 1995, he worked at Euro Disney. In 1995, he joined Solidere, a Lebanese company in charge of Beirut reconstruction, as Senior Counsel. In 1997, he became General Counsel of EDS France. He returned to Euro Disney in 2000 as Deputy Legal Counsel.

•      Norbert Stiekema, Vice President – Sales & Distribution, was appointed to this position in March 2004. He has spent most of his professional life with KLM Royal Dutch Airlines as Director General for Germany. Prior to that, he occupied various posts for that company in France, The Netherlands and Italy.

See Item 10 “Additional Information” – Section B.2. “The Supervisory Board” for information concerning the Company’s Supervisory Board.

B.         COMPENSATION

Aggregate compensation paid by the Group to the executive officers of the Management Company (see Section A “Directors and Senior Management”) was approximately € 6.3 million in fiscal year 2005, € 4.0 million in fiscal year 2004 and € 4.4 million in fiscal year 2003, excluding stock options. Included in the fiscal year 2005 amount are welcome and departure packages, which totaled approximately € 1.5 million. Officers of the Management Company and certain other management employees are eligible for participation in the Group’s discretionary bonus programs at varying levels. The aggregate amount set aside or accrued by the Group to provide pension, retirement or similar benefits for the same executive officers and directors in respect of fiscal year 2005 was € 0.4 million. As of September 30, 2005, these same officers held together a total of 34.5 million Euro Disney S.C.A. stock options. The Group bears the cost of all compensation paid to the executive officers of the Management Company. During the periods presented the size of the executive committee has varied as a result of management changes and reorganization of the composition of the executive committee.

The aggregate compensation paid by the Group to members of the Supervisory Board during fiscal year 2005 was
€ 121,948. Compensation paid to each member is proportional to attendance at meetings. The individual compensation paid to each member of the Supervisory Board is provided below in Item 10 “Additional Information” — Section B.2 “The Supervisory Board”.

Under the disclosure requirements in France, the Group reported the following fiscal year 2005 stock options transactions with certain members of the Board of Directors and executive officers of the Management Company:

Euro Disney S.C.A Options Granted:

Name	Number of Options*	Exercise Price	Expiration Date
Philippe Gas	5 953 847	€0.13	September 6, 2013
François Pinon	2 976 924	€0.13	September 6, 2013
Andrew de Csillery	2 232 693	€0.13	September 6, 2013
Norbert Stiekema	2 000 000	€0.13	September 6, 2013
Patrick Avice	800 000	€0.13	September 6, 2013
Christian Perdrier	800 000	€0.13	September 6, 2013

* See Item 17 “Financial Statements” Note 22 to the Consolidated Financial Statements for a description of our stock option plan.

TWDC Options Granted:

Name	Number of Options	Exercise Price	Expiration Date
Thomas Staggs	125 367	$25.805	June 27, 2012
James Rasulo	20 000	$25.805	June 27, 2012
James Rasulo	80 000	$25.035	January 3, 2012
Philippe Gas	10 000	$28.035	January 3, 2012
François Pinon	10 000	$28.035	January 3, 2012
Andrew de Csillery	13 000	$28.035	January 3, 2012
Norbert Stiekema	7 500	$28.035	January 3, 2012

TWDC Options Exercised:

Name	Number of Options	Exercise Price
Thomas Staggs	69 000	$18.4167
Thomas Staggs	90 000	$19.1458
James Rasulo	90 000	$19.1458

C.         BOARD PRACTICES

See discussion below in Item 10 “Additional Information” — Section B.2 “The Supervisory Board”.

D.         EMPLOYEES

See discussion above in Item 4 “Information on the Company” — Section A.5 “Human Resources Management”.

E.         SHARE OWNERSHIP

No executive officers of the Management Company (Gérant) and no members of the Supervisory Board beneficially own 1% or more of the shares of the Company, either directly or potentially through the exercise of stock options.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

Set forth below as of September 30, 2005, are the number of shares of common stock and percentages owned by each person that is currently known to the Company to own more than 2% of the outstanding shares of the Company’s common stock:

Title of Class	Identity of Person or Group	Amount Owned	Percent of Class (1)

Common Stock	EDL Holding Company (2)	1,550.5 million shares	39.78%

Common Stock	Kingdom 5-KR-135 Ltd. (3)	389.8 million shares	10	%(4)

(1)       Based on 3,897,649,046 shares of common stock outstanding as of September 30, 2005.

(2)       EDL Holding Company is an indirect wholly-owned subsidiary of The Walt Disney Company.

(3)       A company whose shares are held by trusts for the benefit of HRH Prince Alwaleed and his family.

(4)       Kingdom 5-KR-135, Ltd. held 15.9%  of the Company’s common stock immediately before the share capital increase in February 2005.

Both major shareholders do not have different voting rights.

Other than indicated in the table above, except UBS AG which held 3.56% of the Company’s share capital from July 2005 to December 2005, no shareholder has indicated to the Management Company that it holds, directly or indirectly, alone or jointly, or in concert with other entities, more than 2% of the share capital of the Company.

In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of the Company’s common stock until 2027. In connection with the Restructuring, TWDC has agreed to hold directly or indirectly at least 39% of the common stock of the Company until 2016. See also Item 4 “Information on the Company” – Section A.7.3 - “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Item 10 “Additional Information” Section B - “Memorandum and Articles of Association”.

As of September 30, 2005, the total number of shares of common stock held by the executive officers and members of the Supervisory Board as a group was, to the Group’s knowledge, 867,576 shares.

B.            RELATED - PARTY TRANSACTIONS

During the four years ending September 30, 2005, the following amounts were incurred under related party transactions with The Walt Disney Company and its subsidiaries (See in Item 4 “Information on the Company” - Section A.7.3 “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Item 10 “Additional Information” — Section B.1 “The Management Company (the Gérant)” for a full description of these contracts and agreements):

(€ in millions)	2005	2004	2003
Development Agreement	51.8	26.2	30.6
License Agreement (1)	48.7	47.2	5.6
Management Fees (1)	10.8	10.5	2.5

(1)       See Note 19-b to the Consolidated Financial Statements in Item 17 – “Financial Statements” for a description of amounts payable to TWDC which were deferred in accordance with the terms of the Restructuring.

Management company compensation and the License Agreement were amended in the context of the Restructuring. See Item 5 “Operating and Financial Review and Prospects” – Section F “2005 Financial Restructuring”.

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

A.3.         Dividends

The payment of dividends on common stock from distributable profits may be recommended by the Management Company for approval by the shareholders at the annual general meeting, which must be held within six months after the end of the fiscal year. No dividends were declared or paid in respect of the fiscal years ended September 30, 1997 through 2005 and the Company does not expect to pay dividends for a substantial period of time.

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

Not applicable.

ITEM 9.

THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS

The table below sets forth, for the period mentioned, the reported high and low quoted prices for the common stock on Euronext Paris S.A. (formerly the Paris stock exchange).

	Price Per Share
Fiscal Year	High	Low
	€	€
2001	1.27	0.47
2002	0.99	0.40
2003	0.76	0.34
First Quarter	0.58	0.40
Second Quarter	0.53	0.35
Third Quarter	0.68	0.34
Fourth Quarter	0.76	0.47
2004	0.64	0.22
First Quarter	0.64	0.41
Second Quarter	0.62	0.42
Third Quarter	0.51	0.31
Fourth Quarter	0.40	0.22
2005	0.33	0.10
First Quarter	0.33	0.23
Second Quarter	0.30	0.11
Third Quarter	0.14	0.10
Fourth Quarter	0.16	0.11
2006
First Quarter	0.13	0.10
January	0.12	0.11
February	0.12	0.10

On February 28, 2006, the closing price of the currently outstanding shares of common stock on Euronext Paris was € 0.11, equivalent to U.S. $ 0.13 per share, as calculated by using the Noon Buying Rates.

Reverse Split

At the shareholders’ meeting held on February 10, 2006, shareholders of the Company approved a resolution giving the Management Company the power to implement a consolidation of shares (i.e. a reverse stock split). The authorization provides that 100 shares with a current nominal value of € 0.01 will be consolidated into 1 share with a nominal value of € 1.00 (meaning a consolidation ratio of 100:1).

Under the terms of the resolution, the Management Company will have the authority to launch this operation by publication of a notice in the BALO no later than the date of the annual general meeting that will deliberate upon the financial statements for the fiscal year ending September 30, 2006, at which time this authorization expires.

Authorized unissued share capital

The ordinary and extraordinary general meeting of the shareholders of the Company held on February 10, 2006 delegated to the Management Company the power to decide (i) an increase in the share capital of the Company, (ii) the issuance of securities giving rights to shares of the Company or (iii) the issuance of share warrants.

The increase(s) in share capital which are decided pursuant to this delegation may be in the form of an issuance of shares or other securities giving right, by subscription for, conversion into, exchange for, reimbursement in, presentation of a warrant or other instrument, to shares.

The Company has an authorization allowing it to purchase or sell its own shares for the purpose of stabilization of the share price, valid 18 months from the date of the ordinary and extraordinary general meeting of the shareholders of the Company held on February 10, 2006. No securities exist that are not representative of the share capital, such as founders shares or voting certificates.

B.            PLAN OF DISTRIBUTION

Not applicable.

C.         MARKETS

C.1.         Common Stock

Since November 1989, the shares have been listed on the Premier Marché of Euronext Paris, on the London Stock Exchange (where they are traded in pounds sterling in the form of depository receipts) and on Euronext Brussels. The shares of the Company were also listed on the SEAQ International in London. In addition, options on the shares of the Company were traded on the Marché des Options Négociables de Paris (MONEP).

In July 2005, the company announced that its shares will be traded exclusively on Euronext Paris. Market trends and changes in the regulatory environment facilitating access for investors to trade in shares listed in European Union member states other than their own, combined with the high cost of maintaining separate listings relative to historical trading volumes have led to the Company’s decision to cancel its share listings on the London Stock Exchange and Euronext Brussels. These delistings were effective on September 30, 2005 and October 30, 2005 for Brussels and London, respectively.

Based on the most recent review by the Euronext Paris commission, Euro Disney shares no longer qualify for inclusion in the SBF 120. In addition, on January 12, 2006, Euronext Paris announced that Euro Disney shares will, effective March 28, 2006, no longer qualify for the deferred settlement services (“SRD”) of Euronext Paris.

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

Euro Disney S.C.A. is organized as a limited partnership (société en commandite par actions or “S.C.A.”) governed principally by Chapter II of the French Commercial Code and decree no. 67-236 of March 23, 1967 on commercial companies. The Company was originally structured and incorporated in 1985 in the form of a French corporation (société anonyme or “S.A.”). In 1988, EDL Holding Company, currently the owner of approximately 39.8% of the share capital of the Company, acquired 99% of the share capital of the Company. An extraordinary general meeting of the shareholders of the Company held on February 24, 1989 decided to modify its corporate form from an S.A. to an S.C.A. In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium. At the annual general meeting of the shareholders held on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted. In 1994, the Company registered with the US Securities and Exchange Commission as a non-listed foreign private issuer.

According to French law, the statutory management of the Company is the Manager or Gérant (in this case a company, Euro Disney S.A.S.) and the members of the Supervisory Board.

The four primary participants in the Company’s legal and governance structure are:

•      the general partner (the “General Partner”);

•      the limited partners or shareholders;

•      the management company (gérant); and

•      the Supervisory Board.

B.1.         The Management Company (the Gérant)

Under French law, the primary responsibility of the Management Company is to manage the Company at all times in the Company’s best interests.

Euro Disney S.A.S., a French simplified corporation, was appointed as sole Management Company at the extraordinary shareholder’s meeting held on February 24, 1989. Euro Disney S.A.S. was formed as a French corporation and was transformed into a simplified corporation at the extraordinary shareholders’ meeting held on August 6, 2004. The Management Company is an indirect 100% owned subsidiary of TWDC. Under the Company’s by-laws, the Management Company has the power to take any and all action in the name of the Company within the scope of the Company’s corporate purpose and to bind the Company in all respects. In the context of the Restructuring, Euro Disney S.A.S. has been appointed as Management Company of EDA, which is the Company’s principal subsidiary.

If the Management Company ceases to hold office for any reason, the General Partner, currently an indirect 100% owned subsidiary of TWDC, has the exclusive right to appoint a successor. The Management Company may resign on giving six-month notice to the Supervisory Board and otherwise may only be removed from office in the following circumstances:

•      for incapacity, including bankruptcy or judicial reorganization by the General Partner,

•      for any other reason with the consent of both the General Partner and holders of a two-third majority of the share capital of the Company in an extraordinary meeting; or

•      by a court on the grounds of legitimate cause (cause légitime).

Under the by-laws of EDA, the Management Company is entitled to annual fees consisting of a base management fee and a management incentive fee, and is also entitled to a fee payable on the sale of hotels, each as described below. In addition, the by-laws provide that the Management Company is entitled to be reimbursed by the Company for all its direct and indirect expenses incurred in the execution of its responsibilities. No amendment may be made to the entitlements of the Management Company with respect to compensation or reimbursement of expenses except by amendment to the Company’s by-laws, which would require the approval of the General Partner and the shareholders.

The Company also pays the Management Company a fixed fee of € 25,000 under the terms of its by-laws.

Base Management Fee

The base management fee was originally equal to 3% (initially scheduled to increase to 6% in 1997) of the total revenues of the Group, as defined in the by-laws of the Company, less 0.5% of the net income for the relevant fiscal year.

As part of the Restructuring, the Management Company granted the Group conditional and unconditional deferrals of the payment of base management fees as follows:

•      € 25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 will be unconditionally deferred and converted into a subordinated long-term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalized through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023; and

•      additional management fees and, as necessary, royalties, in a maximum aggregate amount of € 25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral. For a full description of this deferral mechanism, see Item 5 “ Operating and Financial Review and Prospects” – Section F.5 “Performance Indicator”.

With respect to fiscal year 2005, € 10.7 million of management fees were unconditionally deferred.

Reference Performance Indicators

For purposes of the conditional deferral of management fees and, if necessary, royalties, the parties to the Memorandum of Agreement agreed to set the Reference Performance Indicator as follows:

Fiscal Year	Reference Performance Indicator (€ in millions)
2007	282.5
2008	305.4
2009	313.1
2010	317.2
2011	340.6
2012	352.7
2013	365.8
2014	380.6

For the purpose of determining such Reference Performance Indicator, accounting principles and rules applied by the Company in the preparation of its consolidated financial statements for fiscal year 2003, adjusted for the change in accounting principles related to the consolidation of the Financing Companies in accordance with Article 133 of the Financial Security Law of August 1, 2003, have been used. In the event of change in accounting principles and rules (in particular in connection with the implementation of IFRS) and/or change in the consolidated group, the Performance Indicator (which will then become the Pro-Forma Performance Indicator) and, if necessary, the Reference Performance Indicator (which will then become the pro-forma Reference Performance Indicator) will be adjusted accordingly.

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

Beginning on October 1, 2008, the right of the Management Company to receive payment of that portion of the base management fee in excess of an amount equal to 1% of revenues, as defined, will be contingent upon (i) the Company’s achieving a positive consolidated net income before taxes for the fiscal year to which such fee relates, after taking into account all of such compensation, and upon (ii) the Company’s legal ability to distribute dividends for such fiscal year. In addition, that portion of the base management fee in excess of an amount equal to 3% of the total revenues, as defined, for any fiscal year will not be due or payable until after certain indebtedness of the Company and the Phase I Financing Companies has been repaid in full, and may not exceed 40% of the Company’s consolidated after-tax profits for such fiscal year (calculated on the basis of the base management fee of 3%). Certain of the Company’s debt agreements also provide for deferral of payment of the base management fee under specified circumstances. Base management fees granted to the Management Company by the Group were € 10.7 million for fiscal year 2005.

Management Incentive Fee

In connection with the 1994 Financial Restructuring, the by-laws of the Company were amended at a shareholders’ extraordinary general meeting held on June 8, 1994 to provide that the management incentive fee for a given fiscal year be fixed at 30% of any portion of pre-tax cash flow, as defined in the Company’s by-laws, in excess of 10% of the total consolidated gross fixed assets and the Phase I Financing Companies, as defined in the Company’s by-laws, for that fiscal year. Certain of the debt agreements of the Company provide for deferral of the management incentive fee under specified circumstances. No fees have been payable in fiscal year 2005 under this agreement and the Company does not anticipate any liability for this fee in the foreseeable future.

Hotel Sale Fee

There is also payable to the Management Company, on the sale of any of the hotels, a fee equal to 35% of pre-tax net revenue, as defined, received by EDA from any such sale. No amount is due since the Company did not sale any hotel.

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

Supervisory Board operations in fiscal year 2005

The members of the Supervisory Board are elected for a term of three years, from the date of the annual general meeting of shareholders called to elect or re-elect them. The Supervisory Board currently consists of seven members, five of whom are independent of the Group and TWDC. The Supervisory Board met three times during fiscal year 2005 with an attendance rate of 71%. At these meetings the Supervisory Board received presentations of the Group’s earnings, strategy and operations.

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

The committee is currently composed of three independent Supervisory Board members, with Antoine Jeancourt-Galignani serving as Chairman. Committee meetings include the committee members, representatives from the Company’s financial management, legal and internal audit functions, as well as the statutory auditors. This committee met three times in fiscal year 2005 concerning the Group’s financial accounting and disclosure issues and internal controls.

Nominations committee

On November 8, 2002, the Supervisory Board created a nominations committee, whose role is to propose future candidates for approval as members of the Supervisory Board. The members of the nominations committee met during fiscal year 2005 to consider the nomination of new members to the Supervisory Board.

Composition of the Supervisory Board

Name	Position	Current term of office will expire during the annual general shareholders’ meeting related to Fiscal Year	Fiscal Year 2005 Compensation(3) (6)
			(€)
Antoine Jeancourt-Galignani(1)	Chairman	2007	45,735

Michel Corbière	Member	2008	n/a

Philippe Labro(2)	Member	2007	22,866

Jens Odewald(1)	Member	2008	22,856

James A. Rasulo(4)	Member	2008	—

Anthony Martin Robinson(1) (5)	Member	2007	7,622

Thomas O. Staggs(2) (4)	Member	2007	—

(1)       Member of the financial accounts committee.

(2)       Member of the nominations committee.

(3)       Compensation allocated to each member is proportional to his attendance at Supervisory Board meetings. No fixed compensation is paid to the members of the Supervisory Board.

(4)       TWDC employees are not paid by the Group for serving on the Supervisory Board.

(5)       Elected as a member of the Supervisory Board on December 17, 2004.

(6)       Laurence Parisot’s term of office expired as of the shareholders’meeting related to fiscal year 2005. Her compensation for fiscal year 2005 amounted to € 22,866.

•      Antoine Jeancourt-Galignani, Chairman of the Supervisory Board, was elected to the Supervisory Board in 1989. He was appointed Chairman in September 1995. He has presided the financial accounts committee since its founding in November 1997 and is the designated financial expert of the committee. He is currently President of the board of directors of SNA Holding (Bermuda) and member of the board of directors Gecina.

•      Michel Corbière was elected to the Supervisory Board in 2006. He is the founder of the group Forest Hill, specialized in sports and leisure activities as well as the hotel industry. He is also the founder of the French company Aquaboulevard de Paris.

•      Philippe Labro was elected as a member of the Supervisory Board in 1996 and has been a member of the nomination committee since November 2002. He was Vice President and General Manager of the RTL France Radio. He is currently Project Director, Design and Operations of PhLCommunication S.A.R.L. and Vice President of Direct 8.

•      Jens Odewald was elected as a member of the Supervisory Board in 1989 and has been a member of the financial accounts committee since November 1997. He is currently Chairman and Managing Director of Odewald and Compagnie GmbH.

•      James A. Rasulo was elected as a member of the Supervisory Board on March 2003. He is currently Chairman Disney Parks and Resorts for TWDC.

•      Anthony Martin Robinson was elected as a member of the Supervisory Board in December 2004. He is currently Executive President of Center Parks UK Plc.

•      Thomas O. Staggs, was elected as a member of the Supervisory Board in March 2002 and has been a member of the nominations committee since November 2002. He is currently Senior Executive Vice President and Chief Financial Officer and Chairman of the Investment and Administrative Committee of TWDC.

The aggregate compensation paid by the Group to the members of the Supervisory Board during fiscal year 2005 was € 121,948. Compensation paid to each member is proportional to attendance at meetings.

None of the members of the Executive Committee or the Supervisory Board are beneficiaries of a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

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

A declaration must be filed, upon realization of the investment, with the French authorities for the acquisition, by any non-European Union person or group of persons acting in concert of a 10% or more of the share capital in the Company.

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

New Tax Credit

The French Finance Law for 2004 implemented a new tax treatment of dividends. Under these new rules applicable from 2005 on, French resident individuals are only taxed on 50% of the dividends they receive (the French Finance Law for 2006 has increased this rate to 60% for dividends received from 2006 on) and, in addition to the annual allowance that is already applicable, are entitled to a tax credit equal to 50% of the dividend (the “Tax Credit”). The Tax Credit has a cap of €230 for married couples and members of a union agreement subject to joint taxation and €115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

Dividends paid to non-residents are not normally eligible for the Tax Credit described above. However, qualifying non-resident individuals may, pursuant to the provisions of an applicable tax treaty entered into between France and their country of residence, benefit from a refund of the Tax Credit (net of applicable withholding tax) under certain conditions and subject to compliance with the procedures for claiming benefits under the applicable treaty. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.

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

A 1% ad valorem registration duty (subject to a maximum of € 4,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

In addition, if you are an individual U.S. holder, subject to the discussion above, you will be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.

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

The gross amount of dividend and Tax Credit payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2009 if the dividends are “qualified dividends”. Dividends that the Company pays will be treated as qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on its audited financial statements and relevant market and shareholder data, the Company believes that it is not treated as a PFIC for U.S. federal income tax purposes with respect to its 2005 taxable year. In addition, based on the Company’s audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2006 taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

Procedures for Claiming Treaty Benefits

The French tax authorities issued new guidelines in the Instruction n° 4 J-1-05, dated February 25, 2005, that significantly changed the formalities to be complied with by non-resident shareholders, including U.S. holders, in order to obtain the reduced withholding tax rate on distributions made on or after January 1, 2005.

Pursuant to the new guidelines, U.S. holders can claim Treaty benefits either under a simplified procedure or under the normal procedure. The procedure to be followed depends on whether the application for Treaty benefits is filed before or after the dividend payment.

In order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must use the simplified procedure and are no longer allowed to file a Form RF 1 A EU-No. 5052 or a Form RF 1 B EU-No. 5053.

The simplified procedure entails completing and delivering, as set out in the Instruction n° 4 J-1-05 mentioned above, a certificate stating that:

•      you are a U.S. resident within the meaning of the Treaty;

•      the dividend is not derived from a permanent establishment or a fixed base that you own in France;

•      the dividend received is subject to tax in the United States.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing an application for refund no later than December 31 of the second year following the year in which the dividend is paid.

The applicable forms to claim a refund under the normal procedure are currently Form RF 1 A EU-No. 5052 or Form RF 1 B EU-No. 5053. These forms will likely be replaced by new forms in the near future.

Copies of the simplified certificate and of the forms to be used in the normal procedure are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

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

F.             DIVIDENDS AND PAYING AGENTS

Not applicable.

G.            STATEMENTS BY EXPERTS

Not applicable.

H.            DOCUMENTS ON DISPLAY

The Group files reports, including annual reports on Form 20-F, with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to the Group. You may read and copy any materials filed with the SEC at its public reference room in Washington, D.C., at One Station Place, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Any filings the Group makes electronically will be available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also review documents included as exhibits to this and previous filings at the corporate headquarters, Immeubles Administratifs, Route Nationale 34, Chessy, Seine-et-Marne.

I.              SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Group is exposed to the impact of interest and foreign currency exchange rate changes. In the normal course of business, the Group employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements. It is its policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet its objectives. The Group does not enter into interest and foreign currency rate transactions for speculative purposes.

The Group has significant variable rate debt. With respect to these interest rate sensitive obligations, a hypothetical 10 % increase in interest rates, as of September 30, 2005 and 2004, would have a € 1.2 million and € 1.0 million, respectively, unfavorable impact on annual interest expense and cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short-term investment income.

The Group’s exposure to foreign currency risk arises primarily from British pound denominated sales and U.S. dollar denominated purchases. The Group primarily utilizes foreign exchange forward contracts to hedge these expenditures. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10 % adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2005 and 2004 would result in a € 7.6 million and € 1.1 million decrease in their market value, respectively. No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

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

Effective since the fiscal year ended September 30, 2004, the French Financial Security Law issued in France requires the Group to provide additional disclosures regarding internal controls. An English translation of these disclosures is included as an exhibit to this Annual Report. These disclosures were prepared to meet the requirements of French law, and are not equivalent to a report on internal controls over financial reporting contemplated in Section 404 of the Sarbanes-Oxley Act of 2002 (See Item 19 “Financial Statements and Exhibits” - Section B “Exhibits”- Section 15.1)

ITEM 16.A.           AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees incurred for the consolidated and statutory audits of the Group were:

	PricewaterhouseCoopers				Caderas Martin
	Fiscal Year		Percent		Fiscal Year		Percent
(€ in thousands)	2005	2004	2005	2004	2005	2004	2005	2004
Consolidated and Statutory Audits (1)	680.0	691.0	63%	79%	135.0	96.0	52%	100%
Audit Related Fees(2)	406.4	184.0	37%	21%	126.2	—	48%	—
Sub-total	1,086.4	875.0	100%	100%	261.2	96.0	100%	100%

Other Services	—	—	—	—	—	—	—	—

Total	1,086.4	875.0	100%	100%	261.2	96.0	100%	100%

(1)     Includes € 115,000 and € 120,000 of audit fees for fiscal years 2005 and 2004, respectively, related to the Financing Companies and Management Company audits which are contractually re-invoiced to the Group.

(2)     Audit related fees represent fees incurred in connection with the Restructuring and fees incurred related to the implementation of International Financial Reporting Standards (“IFRS”).

ITEM 16.D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

Not applicable

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS

A.            FINANCIAL STATEMENTS

The Group is filing the following financial statements, together with the report of PricewaterhouseCoopers Audit related to the statements, as part of this Annual Report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of September 30, 2005 and 2004
Consolidated Statements of Income for the Years Ended September 30, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the Years Ended September 30, 2005, 2004 and 2003
Notes to the Consolidated Financial Statements

B.            EXHIBITS

12.1	Chairman and Chief Executive Officer certification pursuant to Section 302 of the SOX Act
12.2	Chief Financial Officer certification pursuant to Section 302 of the SOX Act
13.1	Chairman and Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350
15.1	Internal Control Description pursuant to the French Financial Security Law
15.2	IFRS Transition Report

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2006

Euro Disney S.C.A.

By: /S/ KARL L. HOLZ
Karl L. Holz
The Management Company, Euro Disney S.A.S
Chairman of the Board and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Euro Disney S.C.A.:

We have audited the accompanying consolidated balance sheets of Euro Disney S.C.A. and its subsidiaries as of September 30 2005 and 2004, and the related consolidated statements of income and of cash flows for each of the three fiscal years in the period ended September 30, 2005, all expressed in euros and prepared in conformity with accounting principles generally accepted in France. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Disney S.C.A. and its subsidiaries at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29  to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of consolidation for certain companies in which it is not a direct or indirect shareholder or partner, effective October 1, 2003.

PricewaterhouseCoopers Audit

Jean-Christophe Georghiou

Paris, France

November 15, 2005

CONSOLIDATED BALANCE SHEETS

		September
(€ in millions)	Notes	2005	2004	2003
Fixed Assets
Intangible assets		55.6	52.4	57.6
Tangible assets	3	2,295.2	2,343.9	928.0
Financial assets	4	11.3	115.3	1,332.2
		2,362.1	2,511.6	2,317.8
Other Assets
Inventories	5	39.2	41.5	41.8
Accounts receivable:
Trade	6	74.0	72.7	76.9
Other	7	79.8	59.8	45.9
Short-term investments	8	280.8	120.8	34.9
Cash		10.1	10.6	11.2
		483.9	305.4	210.7

Deferred Charges	9	48.1	59.6	55.1

Total Assets		2,894.1	2,876.6	2,583.6

Shareholders’ Equity (Deficit)
Share capital	10	39.0	10.8	802.5
Share premium	10	1,442.5	1,235.7	291.4
Accumulated deficits	10	(1,185.8)	(1,306.4)	(9.5)
		295.7	(59.9)	1,084.4

Minority Interests	11	106.3	339.6	—

Quasi-Equity	12	—	—	152.8

Provisions for Risks and Charges	13	96.9	98.2	120.1

Borrowings	14	1,943.4	2,052.8	867.5

Current Liabilities
Payable to related companies	15	62.8	73.3	56.9
Accounts payable and accrued liabilities	16	295.2	284.3	214.3
		358.0	357.6	271.2

Deferred Revenues	17	93.8	88.3	87.6

Total Shareholders’ Equity and Liabilities		2,894.1	2,876.6	2,583.6

The accompanying footnotes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		Fiscal Year
(€ in millions)	Notes	2005	2004	2003

Revenues	18	1,076.0	1,048.0	1,047.5

Costs and Expenses	19	(1,102.9)	(1,071.9)	(915.1)

Income (Loss) before Lease and Financial Charges		(26.9)	(23.9)	132.4

Net Financial Charges
Lease rental expense	25	—	—	(193.8)
Financial income		3.9	2.8	49.0
Financial expense	14	(91.8)	(108.5)	(55.5)
		(87.9)	(105.7)	(200.3)

Loss before Exceptional Items		(114.8)	(129.6)	(67.9)

Exceptional income / (loss), net	20	0.4	(22.3)	11.9

Income tax	21	(1.1)	—	—

Net Loss (before Allocation to Minority Interests)		(115.5)	(151.9)	(56.0)

Minority interests	11	20.6	6.7	—

Net Loss (after Allocation to Minority Interests)		(94.9)	(145.2)	(56.0)

Average number of common shares outstanding (in millions)	10	2,771.7	1,062.0	1,056.0

Loss per Share (in €)	2	(0.03)	(0.14)	(0.05)

The accompanying footnotes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Fiscal Year
(€ in millions)	Notes	2005	2004	2003

Net Loss (after Allocation to Minority Interests)		(94.9)	(145.2)	(56.0)

Minority Interests	11	(20.6)	(6.7)	—

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	19	144.0	146.8	65.6
Loan repayments received from Phase I Financing Companies		—	—	52.1
Other		1.0	24.2	(10.6)
Changes in:
Receivables		(21.4)	(2.7)	48.6
Inventories		2.3	0.3	(3.1)
Payables and other accrued liabilities		8.0	107.9	(8.5)
Cash Flows from Operating Activities		18.4	124.6	88.1

Proceeds from the sale of fixed assets		—	—	45.4
Capital expenditures for tangible and intangible assets	3	(72.8)	(28.6)	(72.9)
Other		0.1	(0.2)	(1.3)
Cash Flows used in Investing Activities		(72.7)	(28.8)	(28.8)

Gross proceeds from equity offering	10	253.3	—	—
Payment of equity issuance costs	10	(17.4)	(0.4)	—
Proceeds from new borrowings		—	22.5	40.0
Repayments of borrowings		(114.8)	(66.2)	(15.0)
(Increase) / Decrease in debt security and other deposits	4	104.0	(10.5)	(59.6)
Debt restructuring costs paid		(14.4)	(4.5)	—
Cash Flows from / (used in) Financing Activities		210.7	(59.1)	(34.6)

Change in cash and cash equivalents		156.4	36.7	24.7
Cash and cash equivalents, beginning of period		131.3	94.6	21.3
Cash and Cash Equivalents, end of period		287.7	131.3	46.0

Supplemental Cash Flow Information:
Interest paid		93.2	61.1	20.3
Lease rental expense paid, net		—	—	95.0

			Fiscal Year
			2005	2004	2003
Non-Cash Investment and Financing Transactions:
Deferral into borrowings of accrued interest under CDC subordinated loans	14	(a)	59.8	—	—
Deferral into borrowings of fiscal year 2005 management fees and royalties	19	(b)	25.0	—	—
Forgiveness by TWDC on € 167.7 million line of credit	14	(g)	10.0	—	—
Reallocation between accumulated deficit and minority interests	10		215.5	—	—
Conversion of bonds redeemable in shares into equity	12		—	152.5	—
Transfer of EDA borrowings and accrued interest to minority interest			—	384.1	—

	September
Reconciliation to Balance Sheet:	2005	2004	2003
Cash	10.1	10.6	11.2
Short-term investments	280.8	120.8	34.9
Bank over-drafts (recorded in accounts payable and accruals)	(3.2)	(0.1)	(0.1)
Cash and Cash Equivalents, end of period (1)	287.7	131.3	46.0

(1)     Includes € 48.3 million, and € 49.1 million of cash and short-term investments of the consolidated financing companies as of September 30, 2005, and September 30, 2004 respectively.

The accompanying footnotes are an integral part of these financial statements.

1              DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

1-1 Description of the Business

Euro Disney S.C.A. (the “Company”) and its subsidiaries (the “Legally Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”). The Group operates Disneyland Resort Paris which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centers, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39.8% owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant), an indirect, wholly-owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC. The legal reorganization within the Group transformed the Company into a holding company. Substantially all the assets and liabilities of the Group were transferred to Euro Disney Associés S.C.A. (“EDA”), which became the primary operating company for the Group. EDA is an 82% owned subsidiary of the Company and is managed by Euro Disney S.A.S. The remaining 18% interest in EDA is held equally by two indirect, wholly-owned subsidiaries of  TWDC. Entities included in the fiscal year 2005 consolidated financial statements and their primary operating activities are as follows. Changes from the prior year are noted:

Company(1)	% of Ownersip	Primary Activity
Euro Disney S.C.A.	Parent Company	Holding Company
Euro Disney Commandité S.A.S.	100	General Partner of EDA S.C.A.
Euro Disney Associés S.C.A. (“EDA”) (2) (3)	82	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	82	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
Hotel New-York Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Newport Bay Club Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Sequoia Lodge Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Hotel Cheyenne Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Hotel Santa Fe Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Centre de Divertissements Associés S.N.C. (2)	0	Financing company for Phase IB Facilities
Centre de Congrès Newport S.A.S. (2)	0	Financing company for Newport Bay Club Convention Centre assets
EDL Hôtels Participations S.A.S	82	General Partner of EDL Hôtels S.C.A.
EDL Services S.A.S.	82	Management company of the Phase IB Financing Companies
Euro Disneyland S.N.C. (“Phase IA Financing Company”)(2)	0	Financing company for Phase IA assets
Euro Disney Vacances S.A.S	82	Tour operator selling Disneyland Resort Paris holiday packages
Euro Disney Vacaciones S.A.	81.9	Spanish subsidiary of Euro Disney Vacances S.A.S. (inactive)
Val d’Europe Promotion S.A.S.	82	Real estate developer
Les Villages Nature de Val d’Europe S.A.R.L. (1)	41	Joint venture with Pierre &Vacances to establish a feasibility study
S.E.T.E.M.O. Imagineering S.A.R.L.	82	Provides studies and management of construction projects
ED Spectacles S.A.R.L.	82	Operator of Buffalo Bill’s Wild West Show
Débit de Tabac S.N.C.	82	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L. (1)	41	Joint venture with Groupe Flo to negotiate food purchasing contracts
ED Resort Services S.A.S.	82	Company currently inactive
ED Finances 1,2,3,4 S.N.C.	82	Companies (4) currently inactive

(1)       All entities are globally consolidated except for Convergence Achats S.A.R.L. and Les Villages Nature de Val d’Europe S.A.R.L. which are accounted for by the proportional consolidation method. All the companies except Convergence Achats S.A.R.L. and Euro Disney Vacaciones S.A. are head-quarted in Chessy, Marne-la-Vallée, France.

(2)       Effective October 1, 2003 these entities were consolidated as a result of the adoption of new accounting rules related to financing companies (See Note 2). Except for EDA and Centre de Congrès Newport S.A.S., these entities have calendar year ends, however the balances consolidated are for the 12 months ended September 30.

(3)       Formerly Euro Disney Associés S.N.C. was transformed into Euro Disney Associés S.C.A. on September 30, 2004. The ownership interest in this entity increased from 0% to 82% during fiscal year 2005 as a result of the change in Group structure described in Note 1-4.

1-2 Disneyland Resort Paris Financing

The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the original lease structure was modified such that the Company’s rights under this lease were transferred to Euro Disney Associés S.N.C., an indirect, wholly-owned affiliate of TWDC, which in turn sub-leased those assets to the Company. In September 2004, Euro Disney Associés S.N.C. was legally transformed into a limited partnership (S.C.A.) and following the Restructuring, became an 82% owned subsidiary of the Company. As a result of this legal reorganization, the sub-lease between the Company and EDA was terminated. EDA continues to lease these assets from the Phase IA Financing Company. The Group has no ownership interest in the Phase IA Financing Company.

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

Hereafter, reference to the “Phase I SNCs” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets, which were constructed subsequent to Opening Day. Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and were leased back to the Company. In 2005, EDA became an 82% subsidiary of the Company and as a result this lease was terminated. Therefore, these previously leased assets are now owned and operated by the Legally Controlled Group.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel. Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies and Centre de Congrès Newport S.A.S.

1-3 Legal and Financial Restructuring

In September 2004, the Group reached final agreement with its lenders and TWDC on a comprehensive restructuring of the Group’s financial situation (the “Restructuring”). The Restructuring was finalized on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring were the following:

•      A share capital increase with gross proceeds of € 253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of € 0.09 each (see Note 10).

•      A new € 150 million credit line made available by TWDC to replace the expired € 167.7 million credit line. In addition, TWDC forgave € 10 million of the expired credit line and converted
€ 110 million of the remaining balance to subordinated long-term debt (see Note 14).

•      Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing € 100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt (see Notes 4 and 14).

•      Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total € 125 million) and partially on a conditional basis (up to € 200 million), with the conditional portion depending on the Company’s financial performance (see Notes 14 and 19).

•      Avoidance of lease-related payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise  the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA  in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA) (see Notes 1-4, 10 and 11).

•      Bank authorization to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

Prospectively, the Group’s statement of income will be affected by the interest expense impact of debt and royalties and management fees deferrals partially offset by the interest income impact on increased cash, as well as larger minority interests. Increased minority interests reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of substantially all of the Company’s assets and liabilities.

1-4  Change in Group Structure

In conjunction with the legal reorganization implemented as part of the Restructuring described above, EDA became an 82% owned subsidiary of the Legally Controlled Group. Until this legal reorganization was finalized, the Company had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was already included in the Legally Controlled Group as a special purpose financing company, as its operating activity consisted of financing and leasing a significant portion of the Group’s theme park assets. As a result of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. For purposes of financial reporting, the legal reorganization of the Group has not impacted the effective control of the Company over EDA. As the change in ownership in these two entities reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. In addition, in view of the timing, terms and conditions of the Restructuring, effect was given to the new allocation between the Legally Controlled Group and minority interests in the results of the period as of October 1, 2004 (see Notes 10 and 11).

2      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Group’s consolidated financial statements are prepared in conformity with French accounting rules and regulations in accordance with the Règlements n° 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board). Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2005, 2004 and 2003, except with respect to the change in accounting principle relating to the consolidation in fiscal year 2004 of the Financing Companies described below, which affect the comparability of the years reported.

Principles of consolidation

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

To enhance comparability, the Group has provided in Note 29 supplemental pro-forma financial statements in addition to its as-reported financial statements for fiscal year 2003. The pro-forma information has been prepared assuming that the change in accounting principles described above was in effect during fiscal year 2003.

Use of Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts presented in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Certain reclassifications to the fiscal years 2004 and 2003 comparative amounts have been made to conform to the 2005 presentation.

Revenue Recognition

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow. The Group records revenues for the Resort Segment as the related service is provided to guests. In addition, the Resort Segment includes revenues associated with long-term sponsorship contracts, which are recognized pro-rata over the term of the contracts. In the Real Estate Development Segment, revenue is recognized on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized when the service is rendered.

Leased Assets

The Group leases a significant portion of its operating assets from special purpose Financing Companies. Until the required implementation of the accounting change described above, pursuant to options available under French accounting principles, the Group accounted for these transactions as operating leases in the statement of income on the line Lease Rental Expense. Effective as of October 1, 2003, the Financing Companies were consolidated into the financial statements of the Group. All other leasing contracts are reported as operating expenses using operating lease accounting.

Fixed Assets

Tangible and intangible assets are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Intangible assets	2 to 20 years
Secondary infrastructure	40 years
Buildings and attractions	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Intangible assets consist of software costs, licensee rights and film production costs for theme park attractions.

The costs of major fixed asset renovations are accrued in advance on a straight-line basis as operating expense during the period between planned renovations.

Interest costs incurred for the construction of fixed assets and the acquisition and development of land are capitalized using the weighted average interest rate on the Group’s borrowings. Projects under development are capitalized at the point technical and economic feasibility has been established.

Inventories

Inventories are stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Income Taxes

Due to the Restructuring, the Group is not eligible to file a consolidated tax return for the entities in the Legally Controlled Group for fiscal year 2005. As a result, each legal entity will make a separate tax filing. The Group provides for deferred income taxes on temporary differences between financial and tax reporting. The Group uses the liability method under which deferred taxes are calculated applying currently enacted tax rates expected to be in effect when the temporary differences will reverse. A net deferred tax asset is recognized only when it is probable that taxable profits will be available to absorb available temporary differences.

Debt Issue Costs

Costs of the issuance of debt are capitalized and amortized on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro-rata amount of the unamortized issue costs is expensed and included as part of the gain or loss resulting from the transaction. Costs of renegotiating or modifying existing loans are recorded as exceptional expense as incurred.

Pension and Retirement Benefits

Contributions to state funded retirement plans and the Group’s supplemental defined contribution pension plan are expensed as incurred and no future commitments exist with respect to these plans. Retirement indemnities paid in accordance with the Group’s collective bargaining agreement are expensed as paid. The Group has opted to disclose and not record the future commitment with respect to these indemnities (see Note 26).

Risk Management Contracts

In the normal course of business, the Group employs a variety of off-balance sheet financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and cross-currency swap agreements, forward and option contracts. The Group designates and assigns the financial instruments as hedges for specific assets, liabilities or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Group recognizes the gain or loss on the designated hedging financial instruments. The Group accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements and shifts in exchange rates as interest income or expense over the lives of the swaps. Gains and losses on the termination of swap agreements, prior to their original maturity, are deferred and amortized over the remaining original term of the instruments. Gains and losses arising from foreign currency forward and option contracts are recognized as offsets of gains and losses resulting from the items being hedged.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are disclosed as “Other receivables” or “Other payables”. Provision is made for all unrealized exchange losses to the extent not hedged.

Operating Subsidies

Operating subsidies are recorded as operating income at the point the amount is contractually due and definitive.

Earnings per Share and Diluted Earnings per Share

Earnings per share and diluted earnings per share of common stock are computed on the basis of the weighted average number of shares outstanding during the fiscal year. Diluted earnings per share exclude all potential shares that could be created by outstanding instruments to issue future shares of common stock as their effect on the calculation is anti-dilutive.

Statement of Cash Flows

The statement of cash flows measures changes in cash and cash equivalents. Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less. Short-term investments are stated at the lower of cost or market value.

Cash and cash equivalents include the cash of the consolidated Financing Companies, which the Legally Controlled Group cannot use for operating purposes.

Transition to IFRS

Effective October 1, 2005 (the first day of fiscal year 2006), the Group is required to prepare its consolidated financial statements under International Financial Reporting Standards (“IFRS”).

Up to and including fiscal year 2005, the Group applied French generally accepted accounting principles. The Group has completed its implementation of IFRS and has prepared a special report on the transition, which will be included in the Annual Report.

3                 TANGIBLE  AND INTANGIBLE ASSETS

		Fiscal Year 2005
(€ in millions)	September 2004	Additions	Deductions	Transfers Adjustments	September 2005
Intangible assets	108.2	—	—	10.3	118.5
Land and secondary infrastructure	548.4	—	—	0.3	548.7
Buildings and attractions	2,946.5	—	(1.2)	9.2	2,954.5
Furniture, fixtures and equipment	611.5	1.1	(0.1)	20.9	633.4
Construction in progress	23.7	94.2	—	(40.7)	77.2
Subtotal	4,238.3	95.3	(1.3)	—	4,332.3

Accumulated depreciation	(1,842.0)	(140.0)	0.5	—	(1,981.5)
	2,396.3	(44.7)	(0.8)	—	2,350.8

Fixed assets with a net book value of € 1,514 million at September 30, 2005, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Group except Walt Disney Studios Park. In fiscal year 2005, € 0.8 million of interest expense was capitalized as part of the cost of assets under construction.

The book value and depreciation of leased assets, which are included in the balance sheet of the Group are summarized as follows (see Note 25-1 for a full description of these leases):

	September 2005
(€ in millions)	Historical Cost	Accumulated Depreciation	Net Book Value
Intangible assets	2.6	(2.4)	0.2
Land and secondary infrastructure	175.4	(86.4)	89.0
Buildings and attractions	2,051.9	(910.2)	1,141.7
Furniture, fixtures and equipment	371.4	(370.6)	0.8
	2,601.3	(1,369.6)	1,231.7

Depreciation expense, included in the Group’s income statement for the leased assets, was € 80.5 million and € 75.2 million for the years ended September 30, 2005 and 2004, respectively.

4                 FINANCIAL ASSETS

	September 2004	Fiscal Year 2005		September 2005
(€ in millions)		Additions	Deductions
Debt Security Deposits (a)	100.6	—	(100.6)	—
Other	14.7	—	(3.4)	11.3
	115.3	—	(104.0)	11.3

(a)              Bank Security Deposits

As required by the Group’s debt agreements, debt security deposits were maintained as pledges for the benefit of certain lenders as of September 30, 2004. Upon the completion of the Restructuring, the September 30, 2004 balance of these debt security deposits was used to fund debt pre-payments during fiscal year 2005 to the Group’s senior lenders. The Group is no longer required to maintain these deposits in the future (See Notes 1-3 and 14).

5                 INVENTORIES

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 3.7 million and € 3.9 million at September 30, 2005 and 2004, respectively.

6                 TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and other amenities) as well as billings for participant fees. As of September 30, 2005 and 2004, the reserve for potentially uncollectible accounts was € 2.0 million. As of September 30, 2005 and 2004, trade receivables included long-term receivables amounting to € 0.6 million and € 2.2 million, respectively.

7                 OTHER ACCOUNTS RECEIVABLE

	September
(€ in millions)	2005	2004
VAT	37.9	38.0
Other	41.9	21.8
	79.8	59.8

Other includes advance payments to vendors and miscellaneous non-trade receivables. All amounts are due within one year.

8                 CASH AND SHORT-TERM INVESTMENTS

The Group’s September 30, 2005 and 2004 cash and short-term investments include € 48.3 million and € 49.1 million, respectively, of cash and short-term investments of the consolidated Financing Companies, which are not available to the Legally Controlled Group for operational uses.

Short-term investments consist primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2005 and 2004.

9                 DEFERRED CHARGES

	September 2004	Fiscal Year 2005		September 2005
(€ in millions)		Additions	Deductions
Financial contributions to public infrastructure (a)	47.6	—	(6.2)	41.4
Deferred debt issue costs	9.2	—	(2.5)	6.7
Other (b)	2.8	15.5	(18.3)	—
	59.6	15.5	(27.0)	48.1

(a)              Financial contributions to public infrastructure

Financial contributions to public infrastructure consist primarily of a payment of  € 34.3 million made by the Group to S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution is being amortized over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts relate to various financial contributions paid or payable by the Group for the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts are being amortized over a period of twenty years. Contributions to public infrastructure are stated net of accumulated amortization of € 41.6 million and € 37.6 million at September 30, 2005 and 2004, respectively.

(b)              Other

Fiscal year 2004 balance and fiscal year 2005 additions represent deferred equity issuance costs that were offset against the share premium generated by the proceeds of the share capital increase contemplated in the Restructuring (see Note 10).

10          SHAREHOLDERS’ EQUITY (DEFICIT)

	Number	(€ in millions)
	of Shares (in thousands)	Share Capital	Share Premium	Retained Deficit	Total

Balance at September 30, 2003	1,055,938	802.5	291.4	(9.5)	1,084.4
Cumulative effect of change in accounting principles	—	—	—	(1,151.7)	(1,151.7)
Reduction of nominal value per share		(792.0)	792.0	—	—
Conversion of ORAs and warrants	26,742	0.3	152.3	—	152.6
Net loss (after Allocation to Minority Interests)	—	—	—	(145.2)	(145.2)
Balance at September 30, 2004	1,082,680	10.8	1,235.7	(1,306.4)	(59.9)
Reallocation between accumulated deficit and minority interests in EDA based upon 82%/18% ownership split	—	—	—	215.5	215.5
Proceeds from Equity Rights Offering, net of € 18.3 million in underwriting and issuance costs	2,814,969	28.2	206.8	—	235.0
Net loss (after Allocation to Minority Interests)				(94.9)	(94.9)
Balance at September 30, 2005	3,897,649	39.0	1,442.5	(1,185.8)	295.7

•                  Number of shares

The number of shares above represents the Company’s issued, outstanding and fully paid shares, at the respective dates.

•                  Share capital and share premium

In accordance with Resolution 7 of the Combined General Shareholder’s Meeting held on March 25, 2004, the Company’s share capital was decreased in an amount of € 792 million by reducing from € 0.76 to € 0.01 the nominal value of each of the shares existing on the effective date of July 9, 2004.

On July 11, 2004, the Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs (see Note 12). In addition, 16,988 new shares were issued upon exercise of 47,826 warrants, during fiscal year 2004.

In connection with the Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of € 0.09 each generating gross proceeds of € 253.3 million (see Note 1-3).

•                  Retained earnings / (deficit)

At September 30, 2005 and 2004, the Company’s retained earnings included a legal reserve of € 16.9 million, which is not available for distribution.

Effective as of October 1, 2002 (the first day of fiscal year 2003) the Group adopted new accounting rules for major fixed asset renovation expenditures. As of October 1, 2003 (the first day of fiscal year 2004), the Group implemented mandatory new accounting rules concerning the consolidation of special purpose financing companies. The retroactive earnings impact of these changes was recorded as an adjustment to retained earnings (see Note 2).

As a result of the Restructuring, substantially all of the Company’s assets and liabilities were contributed to EDA. As explained in Note 1-4, the impacts of the legal reorganization were recorded in the consolidated financial statements of the Group as of October 1, 2004. The Company’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of € 215.5 million (see Note 11(a) below).

•                  Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of € 6.10 for every three warrants held. The warrants had a term of ten years and expired in July 2004.

11 MINORITY INTERESTS

		Fiscal Year 2005
(€ in millions)	September 2004	Net Loss Allocation	Other	September 2005

EDA (a)	294.7	(20.7)	(215.5)	58.5
Centre de Congrès Newport S.A.S. (b)	7.8	0.1	—	7.9
Phase I Financing Companies (c)	37.1	—	2.8	39.9
	339.6	(20.6)	(212.7)	106.3

Minority interests represent the portion of the consolidated Financing Companies equity for which the Legally Controlled Group has no rights or obligations:

(a)              EDA

Until the legal reorganization resulting from the Restructuring, the Company had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Park assets to the Group.

Upon finalization of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA.

As explained in Note 10, in order to reflect the new ownership interests in the Group resulting from the contribution, € 215.5 million of accumulated minority interests were transferred to increase the Group’s consolidated retained earnings.

The fiscal year 2005 allocation of losses between the minority interests of EDA and the Group reflect the new ownership interest starting from October 1, 2004.

(b)              Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose lease financing entity 100% owned by TWDC at the beginning of fiscal year 2004, a minority interest balance of € 7.8 million was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the Legally Controlled Group had no rights or obligations.

(c)              Phase I Financing Companies

Minority interests represents the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company and are therefore reflected in operating expenses.

12          QUASI-EQUITY

As part of the 1994 financial restructuring, the Company issued 2,500,121 bonds redeemable in shares (“ORAs”) with a nominal value per bond of € 60.98, a coupon rate of 1% per annum and a ten-year term. The ORAs matured on July 11, 2004 and were redeemed by the issuance of 26.7 million new shares of the Company.

13          PROVISIONS FOR RISKS AND CHARGES

(€ in millions)	September 2004	Fiscal year 2005		September 2005
		Additions	Reversals
Provisions for major fixed asset renovations (a)	87.8	20.3	(22.3)	85.8
Other provisions (b)	10.4	7.2	(6.5)	11.1
	98.2	27.5	(28.8)	96.9

(a)              Provision for major fixed asset renovations

Fiscal year 2005 additions represent the adjustment of the provision based upon estimated future renovation expenditures as of September 30, 2005. Fiscal year 2005 reversals represented the cost of major fixed asset renovations completed during the fiscal year.

(b)              Other provisions

At September 30, 2005, provisions for risks and charges primarily included provisions for various charges, claims and litigation. Reversals without costs were not significant.

14          BORROWINGS

	Stated	September 2005(3)
	Interest	Borrowings			September 2004
(€ in millions)	Rate(1)	Lease(2)	Direct	Total		Variance
CDC Senior Loans (a)	5.51%	211.9	30.6	242.5	127.5	115.0
CDC Subordinated Loans(a)	4.87%	149.4	569.2	718.6	783.8	(65.2)
Credit Facility – Phase IA(b)	5.18%	188.7	84.8	273.5	340.1	(66.6)
Credit Facility – Phase IB(c)	5.18%	103.0	18.0	121.0	150.5	(29.5)
Partner Advances – Phase IA(d)	3.00%	304.9	—	304.9	304.9	—
Partner Advances – Phase IB(e)	3.35%	93.2	—	93.2	96.9	(3.7)
TWDC Loans(f)	2.33%	17.3	135.0	152.3	17.3	135.0
TWDC Line of Credit(g)	2.18%	—	—	—	125.0	(125.0)
Sub-total	4.47%	1,068.4	837.6	1,906.0	1,946.0	(40.0)

Accrued Interest		17.0	20.4	37.4	106.8	(69.4)

Total Borrowings		1,085.4	858.0	1,943.4	2,052.8	(109.4)

(1)              The stated interest rate represents the weighted average interest rate for each borrowing. For variable rate borrowings, interest rates are based upon the rates as of September 30, 2005, plus the applicable margin. These rates are not necessarily an indication of future interest rates.

(2)              Represents the borrowings of the consolidated Financing Companies. These debt balances underlie the Group’s contractual lease commitments.

(3)              As of September 30, 2005, the Group had no interest rate hedging instruments outstanding.

(a)              Caisse des Dépôts et Consignations (“CDC”) loans

The Group’s loans with the CDC are listed below:

(€ in millions)	September 2005			September 2004	Variance
	Senior	Subordinated	Total
Phase I Loans	242.5	277.7	520.2	530.2	(10.0)
Walt Disney Studios Loans	—	440.9	440.9	381.1	59.8
	242.5	718.6	961.1	911.3	49.8

Under the CDC Phase I Loan agreements with the Company and the Phase IA Financing Company, the senior debt is collateralized by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is not collateralized. Debt service payments are due semi-annually with principal repayments beginning in fiscal year 2008. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15% and extend the final maturity date to fiscal year 2024. At September 30, 2005 and 2004, accrued interest related to the Phase I Loans was
 € 12.1 million and € 25.0 million respectively.

The impact of the Restructuring on the CDC Phase I Loan agreements includes the deferral of principal payments falling between 2004 and 2016 by 3.5 years. In return, the interest rate on € 48.3 million of principal was increased from a fixed rate of 5.15% per annum to 7.15% payable semi-annually and € 10 million of principal was pre-paid upon the effective date of the Restructuring. Also, pursuant to the terms of the Restructuring, € 125 million of subordinated loans were converted into senior loans during fiscal year 2005.

Under the Walt Disney Studios Park Loans, on September 30, 1999, the CDC granted the Company € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The original credit agreement included four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively, and two of
€ 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus a margin of 200 basis points (4.15 % as of September 30, 2004) or 5.15%, whichever is greater.

Under the original terms of Walt Disney Studios Loans, the timing of annual debt service payments depended on the size of the Group’s surpluses in cash and short-term investments at each scheduled annual payment date (December 31). In accordance with the loan agreements, as of September 30, 2004, € 57.9 million (including interest accrued on the deferred interest) was deferred representing the annual interest payments due with respect to December 31, 2001, 2002 and 2003. As a result of the Restructuring, the December 31, 2004 interest payment was deferred until the effective date of the Restructuring and was paid in full on February 23, 2005. Pursuant to the Restructuring, the deferred interest payments with respect to 2001 through 2003 of € 59.8 million (including accrued interest through February 23, 2005) were converted into subordinated long-term debt, bearing interest at a fixed rate of 5.15%, repayable only after the repayment of the Phase IA and IB Credit Facilities and Partners Advances and the CDC Senior Loans. Going forward, subject to the immediately following paragraph, interest payments will be due annually on December 31.

Also, pursuant to the Restructuring, the CDC agreed to forgive € 2.5 million of interest on the Walt Disney Studios Park Loans per year starting in December, 31 2004 and continuing through 2011 and to conditionally defer and convert to subordinated long-term debt, interest payments up to a maximum amount of € 20.1 million per year for each of the fiscal years 2005 through 2012 and € 22.6 million per year for each of the fiscal years 2013 and 2014.

As a result, during fiscal year 2005, unconditional waivers of € 4.2 million were recorded. No conditional deferral was triggered with respect to fiscal year 2005(1). At September 30, 2005 and 2004, accrued interest related to Walt Disney Studios Loans totaled € 14.6 million and € 73.4 million, respectively.

(b)              Credit Facility - Phase IA

Pursuant to credit agreements with a syndicate of international banks, the Company and the Phase IA Financing Company originally borrowed € 972.6 million (€ 504.0 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are collateralized by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2005 the interest rate applicable to these loans was EURIBOR plus 3% (5.18% as of September 30, 2005).

The impact of the Restructuring on the Phase IA Credit Facility agreements included the deferral of all principal payments for 3.5 years with the final maturity of the loan remaining unchanged on May 2012. In return for these concessions, the interest rate was increased to EURIBOR plus 3 percentage points and € 66.6 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits (See Note 4). At September 30, 2005 and 2004, accrued interest related to this Credit Facility was € 1.2 million and € 0.1 million, respectively.

(c)              Credit Facility - Phase IB

Pursuant to the credit agreements with a syndicate of international banks, EDL Hôtels S.C.A. and the Phase IB Financing Companies borrowed € 410.1 million (€ 210.3 million of which was prepaid as part of the 1994 financial restructuring). The obligations under this credit facility are collateralized by the Phase IB Facilities. Regular principal repayments commenced in fiscal year 1998 with final repayment scheduled in fiscal year 2012. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2005 the interest rate applicable to these loans was EURIBOR plus 3% (5.18% as of September 30, 2005).

The impact of the Restructuring on the Phase IB Credit Facility agreements included the deferral of all principal payments for 3.5 years with final maturity of the loan no later than November 5, 2012. In return for these concessions, the interest rate was increased to EURIBOR plus 3 percentage points and € 29.5 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits (See Note 4). At September 30, 2005 and 2004, accrued interest related to this Credit Facility was € 0.9 million and € 0.7 million, respectively.

(d)              Partner Advances - Phase IA

Pursuant to loan agreements, the Phase IA Financing Company borrowed € 304.9 million from the partners of the Phase IA Financing Company at a fixed rate of 3%. These advances are not collateralized and subordinated to the CDC Phase I Loans and the Credit Facility – Phase IA. Principal repayments will not begin until the Phase IA Financing Company realizes cumulative taxable income. Pursuant to the 1994 financial restructuring, these loans were the subject of continuing interest forgiveness through the end of fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.38%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on these advances returned to the contractual fixed interest rate of 3%. The impact of the Restructuring on the Phase IA Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years. At September 30, 2005 and 2004, accrued interest related to these Partner Advances was € 1.6 million and € 2.0 million, respectively.

(1) For clarity, note that although no conditional deferral was recorded in fiscal year 2005, fiscal year 2005 will serve as a basis to determine the conditional deferral for fiscal year 2006.

(e)              Partner Advances - Phase IB

Pursuant to loan agreements, the Phase IB Financing Companies borrowed € 121.9 million (€ 25.0 million of which was prepaid as part of the 1994 financial restructuring) from the partners of the Phase IB Financing Companies. The “Phase IB Partners Advances” consist of € 18.8 million of bank borrowings bearing interest at EURIBOR plus 3% (5.18% at September 30, 2005) and € 78.0 million bearing interest at a fixed rate of 3%. These advances are collateralized by the Phase IB Facilities. For the fixed-rate portion of the Partner Advances, principal repayments will not begin until the Phase IB Financing Companies realize cumulative taxable income. Pursuant to the 1994 financial restructuring, the fixed rate portion of these advances was the subject of continuing interest forgiveness through the end of fiscal year 2003 and thus bore interest at a fixed rate after forgiveness of 1.95%. As of October 1, 2003 (the first day of fiscal year 2004) the interest rate on this portion of these advances returned to the contractual fixed interest rate of 3%. The impact of the Restructuring on the Phase IB Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years.

At September 30, 2005 and 2004, accrued interest related to these Partner Advances was € 0.4 million.

(f)                TWDC Loans

TWDC Loans include subordinated long-term loans resulting from the terms of the Restructuring and amounts borrowed by Centre de Congrès Newport S.A.S., a 100% indirect subsidiary of TWDC, which since October 1, 2003 (the first day of fiscal year 2004) has been included in the Group’s consolidated financial statements, as special purpose financing company.

Long-Term Subordinated Loan – Deferral of Expired Line of Credit Balance

Pursuant to the terms of the Restructuring, TWDC has granted the Group, a € 110.0 million long-term subordinated loan bearing interest at 12-month EURIBOR, compounded annually and repayable only after the repayment of all Phase I debt and the CDC Senior Loans. This loan was granted as payment in full for the balance of the existing TWDC € 167.7 million line of credit that expired February 23, 2005, as described below. At September 30, 2005, accrued interest related to this loan was € 1.6 million.

Long-Term Subordinated Loan – Unconditional Deferral of Management Fees and Royalties

Also pursuant to the terms of the Restructuring, TWDC has agreed to unconditionally defer and convert into long-term subordinated debt certain management fees and royalties payable, up to a maximum amount of € 25 million with respect to each of fiscal years 2005 through 2009. The resulting long-term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017. As of September 30, 2005, there was no accrued interest due with respect to this loan.

Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose Financing Company, the Group’s debt includes a loan made available by TWDC to Centre de Congrès Newport S.A.S. to finance the construction of the Newport Bay Club Convention Centre, which opened in fiscal year 1998. The outstanding balance under this loan as of September 30, 2005 is € 17.3 million and bears interest at 6-month EURIBOR plus 0.20%. At September 30, 2005 and 2004, accrued interest related to this loan was € 5.0 million and € 4.6 million, respectively.

(g)              TWDC Line of Credit

As part of the 1994 financial restructuring, TWDC agreed to make available, until June 2004, a subordinated unsecured
€ 167.7 million standby revolving credit facility to the Group, which bore interest at EURIBOR (2.39% as of September 30, 2004). During fiscal year 2004, TWDC agreed to extend this line of credit to accommodate the negotiations for the Restructuring.

During fiscal year 2005, pursuant to the terms of the Restructuring, the Company repaid € 5.0 million of the balance of the expiring line of credit in cash, TWDC forgave € 10.0 million of the balance, and converted the remaining € 110.0 million balance into subordinated long-term debt as described above in Note 14.

Upon the effective date of the Restructuring, the existing € 167.7 million TWDC line of credit expired and a new € 150 million line of credit took its place, bearing interest at EURIBOR. The new line of credit will be reduced to € 100 million on October 1, 2009 and expires on September, 30 2014. The Company had not drawn on the new line of credit as of September 30, 2005.

Financial Expense

Fiscal year 2005 financial expense totaled € 91.8 million and was composed of € 83.5 million of interest expenses and € 8.3 million of various financial expenses including debt issue cost amortization and credit card commissions.

Debt Covenants

The Group’s debt agreements include covenants between the Group and the lenders, which were significantly modified as a result of the Restructuring. The renegotiated covenants continue to include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with a financial covenant based upon the ratios of certain actual and forecasted cash flows (as defined in our bank agreements) to the Group’s debt service payment requirements. Compliance with the latter does not begin until fiscal year 2006.

Debt Maturity Schedule

The table below summarizes the scheduled principal maturities of the Group’s borrowings as of September 30, 2005:

(€ in millions)
2006	—
2007	—
2008	60.1
2009	86.2
2010	93.7
Thereafter	1,666.0
1,906.0

15          PAYABLE TO RELATED COMPANIES

Payables to related companies principally include payables to wholly-owned subsidiaries of TWDC for royalties and management fees and other costs associated with the operation and development of the Resort. All amounts are due within one year.

16          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September
(€ in millions)	2005	2004
Suppliers	143.7	130.6
Payroll and employee benefits	68.4	65.3
VAT	19.3	23.5
Other	63.8	64.9
	295.2	284.3

As of September 30, 2005, payable and accrued liabilities included non-current payables amounting to € 20.3 million.

17          DEFERRED REVENUES

Deferred revenues consist primarily of pre-paid rent income received on long-term ground lease contracts with third-party developers and participant revenues that are being recognized as income straight-line over the term of the related contract, as well as amounts received from guests in advance of their visit.

The Group’s deferred revenues as of September 30, 2005 have the following scheduled revenue recognition:

(€ in millions)
2006	52.3
2007	3.2
2008	2.6
2009	2.2
2010	2.6
Thereafter	30.9
93.8

18          REPORTED SEGMENTS

The Group has two reportable segments: the Resort Segment, which includes the operations of the Theme Parks, Hotels and Disney Village, and the Real Estate Segment. The Group evaluates the performance of its segments based primarily on income before net financial charges, exceptional items and taxes and on earnings before interest, income taxes, depreciation, amortization, minority interest and exceptional items (“EBITDA”). The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The accounting policies of these segments are the same as those described in Note 2.

The table below presents information by segment:

	Fiscal Year
(€ in millions)	2005	2004	2003
Segment Revenues
Resort Segment	1,047.3	1,036.2	1,023.9
Real Estate Segment	28.7	11.8	23.6
Total	1,076.0	1,048.0	1,047.5

Segment Costs and Expenses
Resort Segment	(1,080.9)	(1,061.8)	(901.8)
Real Estate Segment	(22.0)	(10.1)	(13.3)
Total Costs and Expenses	(1,102.9)	(1,071.9)	(915.1)

Segment Income (Loss) before Net Financial Charges
Resort Segment	(33.6)	(25.6)	122.1
Real Estate Segment	6.7	1.7	10.3
Total Loss before Net Financial Charges	(26.9)	(23.9)	132.4

19          COSTS AND EXPENSES

The table below presents costs and expenses of the Group by category:

	Fiscal Year
(€ in millions)	2005	2004(1)	2003
Direct operating costs (a)	697.6	663.5	639.5
Marketing and sales expenses	104.0	112.6	105.2
General and administrative expenses	97.9	91.3	96.7
Depreciation and amortization	144.0	146.8	65.6
Royalties and management fees (b)	59.4	57.7	6.1
	1,102.9	1,071.9	915.1

(1)              Certain reclassifications have been made to the fiscal year 2004 comparative amounts in order to conform to the fiscal year 2005 presentation.

(a)              Direct Operating Costs

Direct operating costs include operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovations expenses, insurance and operating taxes.

(b)              Royalties and Management Fees

Royalties represent primarily payments to a wholly-owned indirect subsidiary of TWDC under a license agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC. Management fees are payable to Euro Disney S.A.S., the Company’s Gérant, as specified in the Company’s by-laws. Royalties and management fees are based primarily upon operating revenues and are currently payable annually.

In fiscal year 1999, after a five-year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate. Royalties were fully reinstated beginning October 1, 2003 (the first day of fiscal year 2004) and management fees will progressively increase through fiscal year 2018.

Pursuant to the Restructuring, TWDC agreed to defer management fees and royalties due by the Group to affiliates of TWDC, on an unconditional basis for a total amount of € 125 million and on a conditional basis for a total amount up to
€ 200 million as follows:

•                  TWDC has agreed to unconditionally defer and convert into long-term subordinated debt certain management fees and royalties payable, up to a maximum amount of € 25 million with respect to each of fiscal years 2005 through 2009. The resulting long-term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017 (See Note 14).

Fiscal year 2005 royalties totaled € 48.7 million and management fees totaled € 10.8 million, of which payment of
 € 25 million has been deferred long-term in accordance with the unconditional deferral described above.

•                  TWDC agreed to conditionally defer and convert into subordinated long-term debt, certain management fees and, as necessary royalties, up to maximum annual amount of € 25 million due with respect to each of fiscal years 2007 to 2014. The amount, if any, of the deferral will be determined by reference to a performance indicator defined in the deferral agreement and based upon the Group’s financial performance. If the Group’s financial performance as reflected in the calculation of the performance indicator is less than the reference amount reflected in the deferral agreement for a given fiscal year, then the deferred amount for such fiscal year will be equal to the difference (up to a maximum of € 25 million). Deferred amounts converted into long-term subordinated debt will have the same interest and repayment terms as those applicable to the unconditionally deferred amounts described above. No amounts were conditionally deferred under this agreement in fiscal year 2005.

Additionally, the Group has a contingent liability related to TWDC’s March 2003 waiver of royalties and management fees payable for the second, third and fourth quarters of fiscal year 2003. Fiscal year 2003 royalties and management fees were reduced by the € 24.6 million waiver and totaled € 8.1 million (€ 5.6 million for royalties and € 2.5 million for management fees). The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million. As of September 30, 2005, no accrual for this contingent liability has been recorded.

20     EXCEPTIONAL INCOME (LOSS)

	Fiscal Year
(€ in millions)	2005	2004	2003
Restructuring costs (a)	(8.6)	(12.6)	—
Fixed asset sales / write-offs (b)	(0.5)	(9.4)	11.6
TWDC credit-line forgiveness (see Note 14g)	10.0	—	—
Movements in provisions for risks and asset valuation reserves, net	(0.3)	(1.4)	(0.5)
Other	(0.2)	1.1	0.8
	0.4	(22.3)	11.9

(a)              Restructuring costs

During fiscal years 2005 and 2004, the Group incurred € 8.6 million and € 12.6 million, respectively of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to its lenders and other third parties, in connection with the negotiations of the Restructuring.

(b)              Fixed asset sales / write-offs

In fiscal year 2004, the Group recorded a € 9.2 million write-off of equipment within an attraction in Disneyland Park that is being replaced.

21          INCOME TAXES

Income tax expense is calculated using the statutory tax rate in effect in France as of the balance sheet date. For fiscal years 2005 and 2004, this rate was 34.9% and 35.4%, respectively.

In conjunction with the Restructuring, the Group implemented a reorganization within its legal structure, which made the Group ineligible to file a consolidated tax return for fiscal year 2005. As a result, € 1.1 million of income tax is payable with respect to fiscal year 2005. No income tax was payable with respect to fiscal year 2004 as no taxable income was generated by the Group.

At September 30, 2005, unused tax loss carryforwards were approximately € 1 billion and can be carried forward indefinitely. Due to the uncertainty of the ultimate realization of these tax benefits, the Group has not recorded any deferred tax assets.

22          STOCK OPTIONS

The Company’s shareholders have approved the implementation of four different stock option plans since 1994 authorizing the issuance of stock options for acquisition of the Company’s outstanding common stock at a market exercise price calculated as the average closing market price over the preceding 20 trading days preceeding a stock option grant. The options are valid for a maximum of 10 years from their issuance date and become exercisable over a minimum of 4 years in equal installments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled after a specified period of time.

A summary of the Company’s stock option activity for the years ended September 30, 2005 and 2004, is as follows:

	Number of Options	Weight-average Exercise Price
	(in thousands)	(in €)
Balance at September 30, 2003	29,310	1.02

Options granted	—	—
Options exercised	—	—
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03

Options granted	52,566	0.13
Options exercised	—	—
Options cancelled	(7,673)	(1.13)
Options granted dilution adjustment (1)	26,791	0.39
Balance at September 30, 2005	98,233	0.26

(1) Options granted pursuant to share capital increase.

The following table summarizes information about stock options at September 30, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number of Shares	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Number of Shares	Weighted-average Exercise Price
	(in thousands)	(in years)		(in thousands)
€ 0.13 – 0.40	76,630	6.6	€0.20	21,548	€0.34
€ 0.40 – 0.80	21,354	3.9	€0.48	15,278	€0.49
€ 0.80 – 0.84	249	0.4	€0.84	249	€0.84
	98,233	6.0	€0.26	37,075	€0.41

23          FINANCIAL INSTRUMENTS

23-1 Interest rate risk management transactions

The Group uses interest rate swaps and other instruments to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense of the Group.

The following table summarizes the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2005 and 2004.

(€ in millions)	Underlying Borrowings
Balance at September 30, 2003	531.7

Additions	—
Maturities/Terminations	(471.7)
Balance at September 30, 2004	60.0

Additions	—
Maturities/Terminations	(60.0)
Balance at September 30, 2005(1)	—

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

The total interest rate differential resulting from interest rate hedging instruments was a loss of € 0.1 million and € 5.6 million in fiscal year 2005 and fiscal year 2004, respectively. The fair value of these contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts. As at September 30, 2004 taking into account the prevailing interest rate environment and credit worthiness of counterparties, this amount was nil.

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

At September 30, 2005 and 2004, the Group had € 78.3 million and € 17.2 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts and options. The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts. This amount was a profit of € 0.4 million and a loss of € 0.2 million at September 30, 2005 and 2004 respectively.

23-3 Concentrations of credit risk

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilizes a variety of off-balance sheet instruments for hedging purposes. At September 30, 2005 and 2004, the Group was not required to collateralize their respective obligations under the terms of these hedging contracts.

24          COMMITMENTS AND CONTINGENCIES

The operating assets of the Group are financed using equity, borrowings and financial lease contracts. The lessors under the financial lease contracts are special purpose financing companies, which are included in the Group’s consolidated financial statements. As a result, the liabilities under the lease contracts themselves are eliminated in the consolidation process, while the borrowings of the Financing Companies are reflected as debt in the Group’s consolidated balance sheet.

(1)     For the purpose of this Annual Report on Form 20-F. During the first semester of fiscal year 2005, the Group entered into new agreements to manage its exposure to change in interest rates.

The Group’s financial obligations in respect of these borrowings were undertaken in several phases, corresponding generally to those described in Note 1-2. The CDC is one of the principal lenders to the Group, holding both senior loans and subordinated loans (including loans extended in 1999 to finance the construction of Walt Disney Studios Park). The creditors in respect of other loans are bank syndicates. The Group also benefits from advances made by the partners of the special purpose financing companies from which the Group leases assets (those partners are mainly banks, as well as other financing entities). The Group also has use of a credit line granted by TWDC.

The Group’s obligations in respect of these loans and other commitments are described in more detail in Notes 14, 19b and 25. The table below sets out the Group’s borrowing as well as other contingent obligations and guarantees as of September 30, 2005.

	Principal Payments Due
(€ in millions)	September 2005	Less than 1 year	1-5 years	More than 5 years
CDC Loans
Phase I Loans	520.2	—	7.7	512.5
Walt Disney Studios Park Loans - Subordinated	440.9	—	—	440.9
	961.1	—	7.7	953.4
Phase IA Asset Financing (primarily Disneyland Park)
Credit facility(1)	273.5	—	174.9	98.6
Partner advances	304.9	—	—	304.9
	578.4	—	174.9	403.5
Phase IB Asset Financing (Hotels and Disney Village)
Credit facility(1)	121.0	—	50.5	70.5
Partner advances(1)	93.2	—	3.2	90.0
TWDC - Newport Bay Club Convention Centre	17.3	—	—	17.3
	231.5	—	53.7	177.8
TWDC Loans
Subordinated loan – Deferral of expired line of credit	110.0	—	—	110.0
Subordinated loan – Deferral of management fees and royalties	25.0	—	—	25.0
	135.0	—	—	135.0

Total Borrowings	1,906.0	—	236.3	1,669.7

Contingent obligations(2)	207.5	—	24.6	182.9
Operating lease obligations(3)	65.2	11.2	31.4	22.6
Retirement indemnities obligation(4)	11.3	—	—	11.3
Purchase obligations(5)	1.6	1.1	0.5	—
Other long-term obligations(6)	20.3	—	4.9	15.4

Total Contractual Obligations(7)	2,211.9	12.3	297.7	1,901.9

(1)              Under French law, the legally controlled group (the Company and its subsidiaries) is jointly liable or has guaranteed these obligations under the terms of the related credit agreements (see below).

(2)              Includes € 24.6 million corresponding to TWDC waiver of royalties and management fees (see Note 19b) and € 182.9 million corresponding to TWDC development fees subject to conditions (see below).

(3)              Represents the operating lease commitments as described in Note 25-2.

(4)              Represents the actuarially calculated obligation for employee retirement indemnities. The entire obligation has been reported in the “More than 5 years” column as the Group does not expect a significant number of retirements in the next five fiscal years (see Notes 2 and 26).

(5)              Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.

(6)              Represents a contractual obligation to the Seine-et-Marne Department (local governmental body) recorded on the line “Accounts payable and accrued liabilities” of the Consolidated Balance Sheet.

(7)              Comprised of the following (€ in millions):

Liabilities recorded on the balance sheet	1,926.3
Off-balance sheet obligations	285.6
2,211.9

In addition, the Group has provided certain other performance guarantees to contractual partners, which, depending on future events, may require the Group to pay an amount ranging from € 0 to € 31.5 million.

The Company is jointly liable for all of Phase IA Financing Company’s obligations under the Phase IA Credit Facility until their scheduled maturity date in February 2012. These obligations total € 188.7 million as of September 30, 2005.

EDL Hôtels S.C.A. has guaranteed all of Phase IB Financing Companies’ obligations under the Phase IB Credit Facility and the Phase IB Partner Advances until their scheduled maturity date (2017 at the latest). These obligations total € 196.2 million as of September 30, 2005.

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

25          LEASED ASSETS

The Legally Controlled Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five hotels and Disney Village are located, and leases substantially all of the remaining operating assets. Prior to fiscal year 2004, pursuant to options available under French accounting principles, the Group did not capitalize these leases, but rather accounted for them as operating leases. Starting in fiscal year 2004, the Group was required to consolidate the Financing Companies that own the leased assets (see Note 2).

25-1                       Disneyland Park and Hotel Leases

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from seven special-purpose Financing Companies, all of which were consolidated into the financial statements of the Group as of October 1, 2003 (the first day of fiscal year 2004) (see Note 2). The following discussion summarizes the significant terms of each lease:

•                  Disneyland Park - Phase IA Lease

The Phase IA lease structuring was modified in fiscal year 2005 as a result of the completion of the Restructuring. Under the lease structure in place since 1994, the Phase IA Financing Company leased Disneyland Park to Euro Disney Associés S.N.C. (“EDA S.N.C.”), a 100% owned subsidiary of TWDC, under a financial lease (crédit bail). The lease payments due each year under the financial lease were calculated to include the debt service and other operating costs of the Phase IA Financing Company. In addition, the lease contained a variable rent calculated based upon the number of paying guests visiting Disneyland Park. Under this structure, EDA S.N.C., in turn, sub-leased Disneyland Park to the Company for a term of 12 years, scheduled to end in 2006, with rent substantially equal to the amount invoiced by the Phase IA Financing Company to EDA S.N.C. At the end of the 12-year sub-lease term, the Company had the option to acquire the leasehold position of EDA S.N.C. upon payment of an option fee of approximately € 78.7 million. If the Company did not exercise this option and thereby elected to discontinue leasing Disneyland Park under the financial lease, EDA S.N.C. could have continued to lease the assets, with an on-going option to purchase them for an amount approximating the balance of the Phase IA Financing Company’s then outstanding debt. Alternatively, EDA S.N.C. could have terminated the lease, in which case EDA S.N.C. would have paid the Phase IA Financing Company an amount equal to 75% of its then outstanding debt plus certain additional amounts depending on the date of exercise, and could have then sold or leased the assets on behalf of the Phase IA Financing Company, in order to satisfy the remaining debt, with any excess proceeds payable to EDA S.N.C.

Pursuant to the terms of the Restructuring, EDA S.N.C. was transformed into a limited partnership (S.C.A.) in 2005 and became an 82% subsidiary of the Company. As a result the sub-lease between EDA and the Company was terminated. EDA currently continues to lease the Phase IA assets from the Phase IA Financing Company under the terms of the financial lease described above.

•                  Disneyland Park - Additional Capacity Assets Lease

The Disneyland Park – Additional Capacity Assets Lease was modified in fiscal year 2005 as a result of the completion of the Restructuring. In 1994, EDA (at that time an indirect wholly owned subsidiary of TWDC) purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company for a period of 12 years for a fixed annual lease payment of  € 2.1 million. At the end of the lease term scheduled in 2006, the Company had the option to purchase the assets for € 213.4 million. If this option was exercised, TWDC had agreed to provide financing over an eight-year term at an interest rate of 1% per annum. As an alternative to this purchase option, the Company had the option to enter into a new 12-year financial lease for these assets with EDA at the end of the original lease term, with terms substantially similar to those of the financing for the purchase option described above. At the end of this second lease term, the Company had the option to purchase the leased assets for a nominal amount.

Pursuant to the terms of the Restructuring, in 2005 EDA became an 82% subsidiary of the Company and as a result this lease was terminated. As a result, these previously leased assets are now owned and operated by the Legally Controlled Group.

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

•                  Hotel - Newport Bay Club Convention Centre Lease

EDL Hôtels S.C.A. has sale-leaseback agreements with Centre de Congrès Newport S.A.S., for the Newport Bay Club Convention Centre. The lease began in November 1997 and has a term of 20 years, at the end of which EDL Hôtels S.C.A. has the option to repurchase the convention centre for a nominal amount. Annual lease payments are based upon the construction costs of the asset and an interest rate of 6 month EURIBOR + 20 basis points.

Lease Payments, Commitments and Book Value of Leased Assets

As the Group consolidates the Financing Companies from which it leases the above described assets, the historical cost and depreciation of these assets (see Note 3) and related collateralized indebtedness (see Note14) are included in the Group’s consolidated financial statements.

25-2 Other Leases

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 31.8 million and € 30.8 million for the years ended September 30, 2005 and 2004, respectively. Future minimum rental commitments under these non-cancelable operating leases as of September 30, 2005 are as follows:

(€ in millions)
2006	11.2
2007	9.9
2008	8.6
2009	6.6
2010	6.3
Thereafter	22.6
65.2

26          EMPLOYEES

The weighted-average number of employees employed by the Group was:

	Fiscal Year
	2005	2004	2003
Cadres	2,565	2,376	2,328
Non-cadres	9,684	9,786	9,895
	12,249	12,162	12,223

Total employee costs for the years ended September 30, 2005 and 2004 were € 392.0 million and € 366.0 million, respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred.

In addition, retirement indemnities are paid under the terms of the Group’s collective bargaining agreements. Under the current agreement, a retirement indemnity ranging from one-half a month to 3 months of gross wages is provided to employees who retire from the Group at the age of 60 or older after completing at least 1 year of service.

The obligation for these employee retirement indemnities was actuarially calculated using an estimated inflation rate of 1.5%, a discount rate of 4.0% and a labor inflation rate between 2.25% and 2.75% and assuming that retirement dates are at the initiative of the employee.

As of September 30, 2005, the future commitment with respect to these retirement indemnities was estimated to be € 11.3 million compared to € 8.6 million as of September 30, 2004.

27          DIRECTORS’ FEES

During the years ended September 30, 2005 and 2004, fees paid to members of the Company’s Supervisory Board were € 121,948 and € 106,755, respectively. TWDC employees are not paid for serving on the Company’s Supervisory Board.(2)

28          SUPPLEMENTAL PRO-FORMA FINANCIAL INFORMATION

The reconciliation below presents consolidated financial information on a pro-forma basis as if the change in accounting principles described below was in effect during all of fiscal year 2003.

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

(2) For the purpose of the present document, see Item 10 "Additional Information" - Section B.2 "The Supervisory Board"

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED BALANCE SHEETS

	September 2003
(€ in millions)	As- Reported	Accounting Change	Pro- Forma
Fixed Assets
Intangible assets	57.6	1.3	58.9
Tangible assets	928.0	1,533.0	2,461.0
Financial assets	1,332.2	(1,227.7)	104.5
	2,317.8	306.6	2,624.4
Other Assets
Inventories	41.8	—	41.8
Accounts receivable:
Trade	76.9	—	76.9
Other	45.9	7.1	53.0
Short-term investments	34.9	48.6	83.5
Cash	11.2	—	11.2
	210.7	55.7	266.4

Deferred Charges	55.1	8.5	63.6

Total Assets	2,583.6	370.8	2,954.4

Shareholders’ Equity (Deficit)
Share capital	802.5	—	802.5
Share premium	291.4	—	291.4
Accumulated deficit	(9.5)	(1,151.6)	(1,161.1)
	1,084.4	(1,151.6)	(67.2)

Minority Interests	—	(41.3)	(41.3)

Quasi-Equity	152.8	—	152.8

Provisions for Risks and Charges	120.1	—	120.1

Borrowings	867.5	1,580.9	2,448.4

Current Liabilities
Payable to related companies	56.9	(43.3)	13.6
Accounts payable and accrued liabilities	214.3	26.1	240.4
	271.2	(17.2)	254.0

Deferred Revenues	87.6	—	87.6

Total Shareholders’ Equity and Liabilities	2,583.6	370.8	2,954.4

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year 2003
(€ in millions)	As- Reported	Accounting Change	Pro- Forma
Revenues	1,047.5	(0.7)	1,046.8

Costs and Expenses	(915.1)	(99.6)	(1,014.7)

Income (Loss) before Financial Charges	132.4	(100.3)	32.1

Net Financial Charges
Lease rental expense	(193.8)	193.8	—
Financial income	48.9	(45.1)	3.8
Financial expense	(55.4)	(59.6)	(115.0)
	(200.3)	89.1	(111.2)

Loss before Exceptional Items	(67.9)	(11.2)	(79.1)

Exceptional income, net	11.9	0.1	12.0

Minority Interests	—	8.8	8.8

Net Loss (after Allocation of Minority Interests)	(56.0)	(2.3)	(58.3)

Average number of common shares outstanding (in millions)	1,056	—	1,056

Loss per Share (in €)	(0.05)	—	(0.05)

COSTS AND EXPENSES BY CATEGORY

	Fiscal Year 2003
(€ in millions)	As Reported	Accounting Change	Pro- Forma
Direct operating costs	639.5	15.7	655.2
Marketing and sales expenses	105.2	—	105.2
General and administrative expenses	96.7	—	96.7
Depreciation and amortization	65.6	83.9	149.5
Royalties and management fees	8.1	—	8.1
Total Costs and Expenses	915.1	99.6	1,014.7

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year 2003
(€ in millions)	As- Reported	Accounting Change	Pro- Forma
Net Loss (after Allocation to Minority Interests)	(56.0)	(2.3)	(58.3)

Minority Interests	—	(8.8)	(8.8)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortization	65.6	83.8	149.4
Loans repayments received from Phase I Financing Cies	52.1	(52.1)	—
Other	(10.6)	2.3	(8.3)
Changes in:
Receivables	48.6	(2.2)	46.4
Inventories	(3.1)	—	(3.1)
Payables and other accrued liabilities	(8.5)	15.9	7.4
Cash Flows from Operating Activities	88.1	36.6	124.7

Proceeds from the sale of fixed assets	45.4	—	45.4
Capital expenditures for tangible and intangible assets	(72.9)	0.2	(72.7)
Increase in deferred charges, net	—	—	—
Other	(1.3)	—	(1.3)
Cash Flows used in Investing Activities	(28.8)	0.2	(28.6)

Proceeds from new borrowings	40.0	—	40.0
Repayments of borrowings	(15.0)	(36.6)	(51.6)
Increase in debt security deposits	(59.6)	—	(59.6)
Cash Flows used in Financing Activities	(34.6)	(36.6)	(71.2)

Change in cash and cash equivalents	24.7	0.2	24.9
Cash and cash equivalents, beginning of period	21.3	48.4	69.7
Cash and Cash Equivalents, end of period	46.0	48.6	94.6

Supplemental Cash Flow Information:
Interest paid	20.3	36.9	57.2
Lease rental expense paid, net	95.0	(95.0)	—

	September 2003
	As- Reported	Accounting Change	Pro- Forma
Reconciliation to Balance Sheet:
Cash	11.2	—	11.2
Short-term investments	34.9	48.6	83.5
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	—	(0.1)
Cash and Cash Equivalents, end of period (1)	46.0	48.6	94.6

(1)  Includes € 48.6 million of cash and short-term investments of the consolidated Financing Companies as September 30, 2003.

29          DISCLOSURES CONCERNING THE GROUP’S RESULTS UNDER U.S. GENERALLY  ACCEPTED  ACCOUNTING PRINCIPLES

The Company files an annual report on Form 20-F with the Securities and Exchange Commission (“SEC”) in the United States within six months of September 30 each year. As explained in the summary of significant accounting policies, the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in France (“French GAAP”). French GAAP varies in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”) particularly in connection with the accounting for major fixed assets renovations and interest expenses.

The reconciliations of net income and equity between French and U.S. GAAP are shown below, followed by a condensed consolidated balance sheet prepared under U.S. GAAP. A description of the accounting principles which materially differ also follows:

Reconciliation of Net Loss

	Fiscal Year
(€ in millions)	2005	2004	2003
Net Loss under French GAAP	(94.9)	(145.2)	(56.0)

Gain on extinguishment of modified debt	60.7	—	—
TWDC credit line forgiveness	(10.0)	—	—
Financial expense adjustments	12.4	26.4	6.8
Major fixed asset renovations adjustment	(0.2)	4.7	7.6
Other	(0.4)	0.3	(12.8)
Impact of change in accounting principle	—	36.3	—
Minority Interests	(14.1)	—	—
Net Loss under U.S. GAAP	(46.5)	(77.5)	(54.4)

Comprehensive Income Items:
Interest rate hedges	—	5.2	2.1

Comprehensive Loss under U.S. GAAP	(46.5)	(72.3)	(52.3)

Reconciliation of Shareholders’ Equity

	September
(€ in millions)	2005	2004	2003
Shareholders’ Equity under French GAAP	295.7	(59.9)	1,084.3

Cumulative restructuring and financial expense adjustments	(3.1)	(76.2)	(1,112.4)
Cumulative major fixed asset renovations adjustment	116.4	116.7	112.0
Cumulative land investment grant adjustment	(12.0)	(11.9)	(11.7)
Other adjustments	(13.9)	(17.4)	(11.8)
Portion of adjustments allocated to minority interest	(16.3)	—	—

Shareholders’ Equity under U.S. GAAP	366.8	(48.7)	(60.4)

Summary Balance Sheet under U.S. GAAP

	September
(€ in millions)	2005	2004
Current assets	484.6	305.8
Other assets	24.3	135.6
Fixed assets	2,408.5	2,465.2
Total Assets	2,917.4	2,906.6

Current liabilities	437.3	2,457.4
Non-current liabilities	100.8	158.3
Long-term borrowings	1,890.0	—
Shareholders’ equity	366.8	(48.7)
Minority Interests	122.5	339.6
Total Liabilities and Equity	2,917.4	2,906.6

Reconciliation of Borrowings

	September
(€ in millions)	2005	2004
Total Borrowings under French GAAP*	1,906.0	1,946.0

Discount recorded on significantly modified loans	(17.0)	—
Lease financing arrangements	1.5	4.0
Total Borrowings under U.S. GAAP	1,890.5	1,950.0

Current portion of long-term borrowings	(0.5)	(1,950.0)

Total Long-term Borrowings under U.S. GAAP*	1,890.0	—

* excluding accrued interest

Consolidated Statements of Cash Flows

	Fiscal Year
(€ in millions)	2005	2004	2003

Cash Flows from Operating Activities	32.0	143.1	133.6

Cash Flows used in Investing Activities	(85.8)	(41.2)	(37.5)

Cash Flows from / (used in) Financing Activities	209.8	(60.5)	(72.0)

Change in cash and cash equivalents	156.0	41.4	24.1
Cash and cash equivalents, beginning of period	131.3	89.9	65.8
Cash and Cash Equivalents, end of period	287.3	131.3	89.9

Description of U.S. GAAP Reconciling Items

Change in accounting principle in fiscal year 2004

The Group leases substantially all of its operating assets under various agreements. Under French GAAP until October 1, 2003 (the first day of fiscal year 2004), the Group did not capitalize these leases but rather accounted for them as operating leases. Under U.S. GAAP, the underlying assets and liabilities and related depreciation and interest expense were reflected in the Group’s financial statements.

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

In connection with the adoption of FIN 46R, it was concluded that the Financing Companies from which the Group leases substantially all of its operating assets were VIEs and that the Group was the primary beneficiary. Under previously existing U.S. GAAP, the principal assets and liabilities of the Financing Companies were already consolidated under U.S. GAAP, except EDA and Centre de Congrès Newport S.A.S. As a result, EDA and Centre de Congrès Newport S.A.S. have been included in the U.S. GAAP consolidated group beginning October 1, 2003 (the first day of fiscal year 2004). The lease contracts with these two entities were reflected as capital leases before the implementation of FIN 46R. The cumulative effect of this change in accounting principle as of October 1, 2003 was income of € 36.3 million.

Restructuring adjustments

In conjunction with the Restructuring, the terms of several of the Group’s loans were significantly modified, as defined in EITF 96-19, Debtor’s Accounting for a Modification or an Exchange of Debt Instruments,and EITF 02-04, Debtor’s Accounting for a Modification or an Exchange of Debts Instruments in Accordance with FASB Statement No. 15. In accordance with U.S. GAAP the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a € 60.7 million gain on the extinguishment of debt. The significantly modified loans were re-recorded at their fair market value on the effective date of the Restructuring, reflecting a € 19.3 million discount from their nominal value. Under French GAAP, no adjustments were made to the book values of the modified loans.

Also in conjunction with the Restructuring, the Group benefited from a € 10.0 million forgiveness by TWDC of amounts payable under the expired € 167.7 million credit line. Under French GAAP, this waiver was recorded as exceptional income in fiscal year 2005. Under US GAAP, the waiver was recorded in accordance with SAB Topic 5T as a capital contribution from a major shareholder.

Financial expense adjustments

Under U.S. GAAP, all interest charges relating to debt instruments whose interest rates are scheduled to change or have interest “holidays” or forgiveness periods, are required to be calculated in accordance with the “effective interest method”. This method calculates the estimated interest charges over the life of the debt, and allocates this amount evenly over the term of the debt using an effective yield. As a result, fiscal year 2005 and 2004 interest expense was reduced by € 4.9 million and € 17.5 million, respectively.

Financial expense adjustments also include differences between French and US GAAP in the accounting for debt issuance and modification costs. During fiscal years 2004 and 2005, the Group incurred various costs linked to the negotiation of the Restructuring. Under French GAAP these costs were recorded as either exceptional expenses (€ 21.2 million) or as equity issuance costs (€ 18.3 million) during the two years ended September 30, 2005. Under U.S. GAAP, € 8.3 million of costs expensed under French GAAP have been deferred as debt issuance costs.

Major fixed asset renovations adjustment

During fiscal year 2003, the Group adopted new accounting rules in France related to major fixed asset renovations. Under French GAAP, the retroactive impact of this change was recorded as a € 104.4 million charge to shareholder’s equity as of October 1, 2002. Under U.S. GAAP, the Group continues to defer major fixed asset renovation costs and amortizes them over a period of five years.

Bonds redeemable in shares (“ORAs”)

Under French GAAP, the ORAs were originally recorded at face value as quasi-equity. Under U.S. GAAP, the ORAs were recorded at their discounted fair value upon issuance and included in the Group’s outstanding borrowings. The ORAs matured on July 11, 2004 and were redeemed in shares of the Company (see Note 12) and their carrying value of € 38.2 was transferred to shareholders’ equity. The difference between the discounted fair value of the ORAs at their issuance and their maturity value was amortized to interest expense.

Land investment grant subsidies adjustment

Under French GAAP, government subsidies received with respect to the purchase of the land on the Resort Site have been recorded as unearned revenue and recognized as exceptional income over 10 years. Under U.S. GAAP these subsidies have been recorded as a reduction of the book value of the related land.

Other adjustments

During fiscal year 2003, the Group sold and leased back three employee housing developments, which generated a € 11.0 million gain under French GAAP. Under U.S. GAAP, this gain will be recognized straight-line over the terms of the related leases. As a result, U.S. GAAP net results were increased by € 0.9 million in fiscal year 2005 and 2004.

Financial instruments

U.S. GAAP requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship. For fair-value hedges in which the Company is hedging changes in an asset’s, a liability’s, or a firm commitment’s fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item’s fair value. For cash flow hedges in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gain or loss on the derivative instrument that is reported in other comprehensive income will be reclassified as earnings in the periods during which earnings are impacted by the variability of the cash flows of the hedged items. The ineffective portion of all hedges will be recognized in current-period earnings.

The Company records the change in the fair value of its interest rate derivative financial instruments in comprehensive income. For foreign exchange financial derivatives, the Company recorded a gain of € 0.5 million representing the change in the market value of foreign exchange derivatives outstanding at the end of the year. In fiscal year 2004, there was no change in the market value of foreign exchange outstanding at the end of fiscal year 2004 when compared to fiscal year 2003.

Extraordinary items

Under French GAAP the definition of exceptional items differs significantly from the U.S. GAAP definition of extraordinary items. No exceptional items in the French GAAP Statement of Income would be classified as extraordinary or non-operating under U.S. GAAP during fiscal years 2005 and 2004.

Comprehensive income

Comprehensive income is a term used to define all non-owner changes in shareholders’ equity. Comprehensive income is a concept not addressed by French GAAP. Under U.S. GAAP, comprehensive income includes, in addition to net income:

•                  Movements in cumulative translation adjustments

•                  SFAS 133 mark to market adjustments on derivative financial instruments designated as cash-flow hedges, and

•                  Minimum pension liability adjustments.

Included in other comprehensive income in fiscal years 2005 and 2004 are zero and a gain of € 5.2 million, respectively, representing the change in value of interest rate derivatives designated as cash flow hedges.

Employee stock options

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 (revised 2004) Share-Based Payments (“SFAS 123R”). The statement required that the Group record stock option expense in its financial statements based on a fair value methodology beginning no later than the first fiscal quarter beginning after June 15, 2005, the Group’s fourth quarter. The Group implemented SFAS 123R effective July 1, 2005 using the modified prospective application. Under this method, the Group was required to calculate and record compensation expense for the fair value of options whose vesting periods included dates subsequent to September 30, 2004. As a result, the Group recorded € 0.9 million of stock option expense in fiscal year 2005 using a Black Scholes-Merton valuation model.

Prior to fiscal year 2005, the Group followed Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation, under which the Group had elected not to record compensation costs for stock options in its financial statements.

Additional U.S. GAAP Disclosures

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

Under U.S. GAAP, basic and diluted loss per share amounts for fiscal years 2005 and 2004 were € 0.02 and € 0.07, respectively. As of September 30, 2005 and 2004, 98 million and 27 million, respectively of potential shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

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

	Fiscal Year
(€ in millions, except per share data)	2005	2004	2003
Pro-forma royalties and management fees under terms of the original contracts	112.9	110.2	107.3

Reduction due to 1994 financial restructuring	(53.5)	(52.5)	(74.6)
Reduction due to 2003 waiver	—	—	(24.6)
Royalties and management fees recorded	59.4	57.7	8.1

Pro-forma U.S. GAAP Net Loss	(100.0)	(130.0)	(153.6)

Pro-forma U.S. GAAP Net Loss Per Share (in €)	(0.04)	(0.12)	(0.15)