Form 20-F
period 2006-09-30
EURO DISNEY S C A
filed 2007-03-05
CIK 924284

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

Commission file number 33-79548

Euro Disney S.C.A.

(Exact name of registrant as specified in its charter)

N/A	French Republic
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer: See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                Accelerated filer  ☒                                Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐.

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

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Unless otherwise specified, all financial information presented in this Annual Report has been derived from or based on the Consolidated Financial Statements. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the Group’s consolidated results of operations and financial position, see Item 19 “Financial Statements and Exhibits” – Note 25.

The Company’s fiscal year begins on October 1 of a given year and ends on September 30 of the following year. For example, fiscal year 2006 is the fiscal year that ends on September 30, 2006.

In February 2005, the Company implemented a comprehensive restructuring (the “2005 Restructuring”) of the Group’s financial obligations. The 2005 Restructuring included amendments to the Group’s principal financing agreements as well as its license and management agreements with The Walt Disney Company (“TWDC”); changes to the Group’s organizational structure; and a € 253.3 million share capital increase. The effect of the 2005 Restructuring was to provide new cash resources to the Group, to reduce or defer cash payment obligations and to provide flexibility for investment and development.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.     SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

The following table sets forth the Group’s selected consolidated financial data. This table is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto included in Item 19 “Financial Statements and Exhibits” and Item 5 “Operating and Financial Review and Prospects”.

	IFRS
	Year Ended September 30,
(€ in millions, except where indicated)	2006	2005
Income statement data:
Segment revenues:
Resort segment	1,058.3	1,011.9
Real estate development segment	29.4	28.7
Total revenues	1,087.7	1,040.6
Operating margin	(2.4)	(31.9)
Gains from debt modifications (1)	-	58.9
Other net financial charges	(86.3)	(78.3)
Income tax expense	-	(1.1)
Net loss	(88.6)	(53.1)
Net loss attributable to:
Equity holders of the parent	(73.1)	(43.7)
Minority interests	(15.5)	(9.4)

Net loss	(88.6)	(53.1)
Net loss before gains from debt modifications	(88.6)	(112.0)
Net loss per share – basic and diluted (in €)	(0.02)	(0.02)

	IFRS
	September 30,
(€ in millions)	2006	2005
Balance Sheet Data:
Total assets	2,862.7	2,898.8
Net assets	393.5	476.1
Share capital	39.0	39.0
Borrowings (current and non current)	1,941.3	1,890.5
Shareholders’ equity	287.1	358.7
Minority interests	106.4	117.4
Common shares outstanding (in millions)	3,897.6	3,897.6

	Year Ended September 30,
(€ in millions, except per share data)	2006	2005	2004	2003	2002
Income Statement Data:
In accordance with U.S. GAAP:
Revenues	1,088.6	1,041.5	1,015.9	1,024.9	1,052.9
Net loss (after minority interests) (2)	(92.9)	(46.5)	(77.5)	(54.4)	(67.3)
Net loss per share (in €) (3)	(0.02)	(0.02)	(0.07)	(0.05)	(0.06)
Pro-Forma net loss (after minority interests) (4)	(137.6)	(94.4)	(130.0)	(153.6)	(144.5)
Pro-Forma net loss per share (in €) (4)	(0.04)	(0.03)	(0.12)	(0.15)	(0.14)

	September 30,
(€ in millions)	2006	2005	2004	2003	2002
Balance Sheet Data:
In accordance with U.S. GAAP:
Total assets	2,859.9	2,917.4	2,906.6	2,946.8	3,076.5
Borrowings (current and long-term)	1,941.3	1,890.5	1,950.0	2,208.9	2,218.6
Shareholders’ equity	278.1	366.8	(48.7)	60.4	112.6
Common shares outstanding (in millions)	3,897.6	3,897.6	1,082.7	1,055.9	1,055.9

(1)

Gains from debt modifications in fiscal year 2005 reflect the income statement recognition of the difference between the fair values of the modified debt and the related carrying values. The carrying values exceeded the fair values primarily due to interest rate concessions and forgiveness from the 1994 Financial Restructuring. Under IFRS, these benefits are recognized over the life of the related debt. Because the related debt was significantly modified in 2005, it was treated as having been extinguished and replaced with new loans, which resulted in the recognition of the gains.

(2)

Effective October 1, 2003 (first day of fiscal year 2004), the Group implemented FIN 46R, “Consolidation of Variable Interest Entities”. As a result, fiscal year 2004 U.S. GAAP net loss was reduced by € 36.3 million reflecting the cumulative impact of adopting this change in accounting principle. (See Item 19 “Financial Statements and Exhibits”— Note 25).

(3)

Per share data is based upon the weighted average number of common shares outstanding of 3,898 million, 2,772 million, 1,062 million, 1,056 million and 1,056 million for each of the years ended September 30, 2006, 2005, 2004, 2003 and 2002, respectively, and does not give effect to the exercise of any contingently issuable shares as they were anti-dilutive.

(4)

The Pro-Forma net loss and pro-forma net loss per share present the U.S. GAAP net loss that the Group would have had if royalties and management fees to The Walt Disney Company had not been adjusted from their original schedule for modifications agreed since the inception of the agreements (See Item 19 “Financial Statements and Exhibits”— Notes 16(a) and Note 25).

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

U.S. dollar per euro	Low	High
January 2007	1.29	1.33
December 2006	1.31	1.33
November 2006	1.27	1.33
October 2006	1.25	1.28
September 2006	1.26	1.28

U.S. dollar per euro Fiscal year	Low	High	Average (1)	End of Period
2006	1.17	1.30	1.23	1.27
2005	1.19	1.36	1.27	1.20
2004	1.14	1.28	1.22	1.23
2003	0.97	1.19	1.09	1.16
2002	0.86	1.02	0.92	0.99
2001	0.83	0.95	0.88	0.91

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The Noon Buying Rate on February 27, 2007 for the euro against the U.S. dollar was $ 1.32 per € 1.00 (€ 0.75 per dollar). No representation is made that the euro could have been converted into U.S. dollars at the rates shown herein or at any other rates for such periods or at such dates.

B.	CAPITALISATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

The Group is subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions along with the Group’s approaches to managing certain of these risks are described below and discussed in greater detail elsewhere, in this Annual Report, particularly under the headings Item 5 “Operating and Financial Review and Prospects”, Item 8 “Financial Information” and Item 11 “Quantitative and Qualitative Disclosures about Market Risk”. The most significant factors affecting our operations include the following:

Risks Relating to the Group

The Group’s high level of borrowings requires the Group to devote a large portion of its operating cash flow to service debt, and may limit its operating flexibility

The Group is highly leveraged. As of September 30, 2006, the Group had consolidated borrowings of € 1,941.3 million and shareholders’ equity of € 287.1 million. In addition, the Group incurs significant royalties and management fees to affiliates of TWDC. The Group’s high degree of leverage and the undertakings towards the Group’s Lenders can have important consequences for its business, such as:

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

If the Group cannot pay its debt service, royalties and management fees and meet its other liquidity needs from operating cash flow, the Group might have to sell assets, delay planned investments, obtain additional equity capital or restructure its debt. Depending on the circumstances at the time, the Group may not be able to accomplish any of these actions on favorable terms, or at all. The Group’s financing agreements limit its ability to take some actions that could generate additional cash proceeds.

The Group must meet financial performance covenants that necessitate improvements to its operating margin

The Group’s strategic plan assumes earnings growth, from among other things, the impact of the Group’s € 240 million multi-year investment program (“Development Plan”). Absent such growth, the Group may not be able to meet its financial performance covenants. There can be no assurance that these covenants will be met for any particular measurement period. If conditions were such that the covenants appeared unlikely to be met, management would pursue measures to meet the covenants, through revenue growth and expense reduction, or would seek to obtain waivers from debt holders. If these efforts were unsuccessful, the relevant lenders could accelerate the maturity of the debt and take other actions that could adversely affect the Group. For additional information regarding the financial performance covenants, see Section “Cash flows and Liquidity” in the Management Report.

The Group has recently incurred losses, and expects to continue to incur a significant aggregate amount of losses over the next several fiscal years

Under IFRS, the Group’s net loss for fiscal year 2006 totaled € 88.6 million, compared to a net loss of € 53.1 million in fiscal year 2005. Excluding the non-recurring, non-cash gain in fiscal year 2005 that resulted from the 2005 Restructuring, net loss amounted to € 112.0 million for fiscal year 2005. Management expects that even if the Group meets its growth objectives, the Group will incur a significant aggregate amount of net losses over the next several fiscal years. Accordingly, the value of the Company’s shares could be adversely affected.

The Group is subject to Interest Rate Risks

As of September 30, 2006 and September 30, 2005, approximately 30% of the Group’s borrowings were tied to floating interest rates, resulting in a weighted average interest rate of 4.87% and 4.47%, respectively, on total borrowings of € 1.9 billion. As of September 30, 2006, all of the Group’s borrowings tied to floating interest rates were covered by interest rate swaps, except for TWDC loans. While the Group attempts to reduce interest rate risks in respect of a substantial portion of its borrowings through the use of interest rate swaps and other hedging techniques, an increase in interest rates could adversely affect the Group’s financial condition. An hypothetical 10% increase in interest rates, as of September 30, 2006 and 2005, would have a € 0.7 million and € 1.2 million, respectively, unfavorable impact on annual cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short term investment income.

The Group is subject to Exchange Rate Risks

A portion of the Group’s purchases and capital investments are denominated in U.S. dollars and could be adversely affected by an increase in the relative value of the U.S. dollar against the euro. The Company attempts to reduce the forecasted dollar risk by purchasing hedging instruments, although it cannot be certain that its hedging techniques will be fully effective to insulate the Group from the risk of changes in value of the U.S. dollar. A weakening of the U.S. dollar (such as that which has recently occurred) also makes tourist destinations in the United States relatively more attractive, increasing competitive pressures on the Group and potentially adversely affecting attendance at the resort. In addition, a significant portion of the Group’s guests (18% in fiscal year 2006) come from the United Kingdom, which is not part of the euro zone. An increase in the relative strength of the euro against the British pound would raise the price of a visit to the resort for guests visiting from the United Kingdom and could negatively affect their rates of attendance, per-guest spending and hotel occupancy.

The Company has not paid any dividends in recent fiscal years, and does not expect to pay dividends for a substantial period of time

The Company paid no dividends for fiscal years 2006, 2005 and 2004 and does not expect to pay dividends for a substantial period of time. The Company’s ability to pay dividends is dependent on the availability of distributable profits under French law, which, in turn, depends on the Company’s operating results, liquidity and financial condition. In addition, certain of the Company’s loan agreements limit or prohibit the payment of dividends in certain circumstances.

The Group’s Relationships with TWDC – Control by TWDC: Potential Conflicts of Interest

TWDC currently owns 39.78% of the Company’s shares and voting rights through an indirect, wholly-owned subsidiary, EDL Holding Company. In addition, TWDC owns 18% of EDA, which is the Group’s principal operating subsidiary. Under French law, the Company’s business (and that of EDA) is managed by a Management Company (gérant) that is appointed by the Company’s general partner (associé commandité). The shareholders elect a Supervisory Board to oversee the Company, but the Supervisory Board does not have the power to remove the Management Company. Both the Company’s Management Company and the Company’s general partner are wholly-owned indirect subsidiaries of TWDC, and the same is true of EDA as regards the Management Company and two of its general partners. EDA incurs significant management fees payable to the management company. For a description of the Company’s corporate governance, see Item 10 “Additional Information” – Section B “Memorandum and Articles of the Association”.

The Group also has several business relationships with TWDC that are important to the Group’s operations. The Group uses Disney intellectual and industrial property rights, for which the Group pays royalties to an affiliate of TWDC. The Company’s Management Company provides and arranges for a variety of additional technical and administrative services, for which it receives a fee and is reimbursed for its direct and indirect costs. For example, the designer and construction manager for Buzz Lightyear Laser Blast®, the new attraction in the Disneyland Park, is an affiliate of TWDC.

Through its ownership interests, rights and relationships, TWDC has effective control of the Company and EDA.

The relationships of the Group with TWDC and its affiliates create potential conflicts of interest. While the Group believes that its dealings with TWDC and its affiliates are commercially reasonable, the Group has not solicited bids or independent evaluations of the terms of its commercial relationships with TWDC. All such dealings, which must be authorized by the Company’s or EDA’s Supervisory Board, are subject, under the conditions of applicable law, to subsequent ratification by those companies’ shareholders. All such dealings presented to the shareholders for ratification are further subject to a special report issued by the companies’ statutory auditors. Members of the Company’s Supervisory Board who are affiliated with TWDC are not entitled to vote on such dealings.

Risks of Investing in the Theme Park Resorts Business

Demand is variable and can be impacted by seasonality as well as economic and geopolitical conditions

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

In addition, a certain number of events, such as international terrorist attacks and subsequent military actions can adversely affect travel related industries and cause sudden economic downturns. Although the Group’s management closely monitors its operating trends and has developed cost-reduction strategies to address such risks, such steps, depending on the duration and intensity of the downturn, may be insufficient to prevent the Group’s financial performance from being adversely affected.

The Group needs to make significant, regular capital expenditures to continue to attract guests

As part of the 2005 Restructuring, the Group obtained bank authorization and has the obligation to complete the Development Plan over the next few fiscal years. The Development Plan includes the construction of new attractions and other investments designed to increase attendance. There can be no assurance, however, that the planned investments will in fact result in increased attendance at levels anticipated by the Group (or at all), or that, if attendance increases, the additional revenues will be sufficient to recover the amounts invested and provide a return on such investments or repayment of the Group’s other financial obligations.

The theme park resort business is competitive, which could limit the Group’s ability to increase prices or to attract guests

The Group competes for guests throughout the year with other European and international holiday destinations and also other leisure and entertainment activities in the Paris region. The parks operated by the

Group also compete with other European theme parks. The Group also relies on convention business, which is highly competitive, for a portion of its revenues, and to maintain occupancy in Disneyland Resort Paris hotels during off-peak periods.

The Group’s hotels are subject to competition from the third-party hotels located on the resort site, in central Paris and in the Seine-et-Marne area. The Group believes that its hotels are priced at a premium compared to the market, reflecting their proximity to Disneyland Park and Walt Disney Studios Park, their unique themes and the quality service that they offer. The Group is aware, however, that a number of less costly alternatives exist.

Competition limits the Group’s ability to raise prices, and may require the Group to make significant new investments to avoid losing guests to competitors.

Industrial and Environmental Risks

The Group is a service enterprise and thus is not exposed to significant industrial risks. Nevertheless, Disneyland Resort Paris includes a number of activities and installations which are classified within the meaning of environmental regulations, eleven of them being subject to specific administrative authorization.

Given the nature of the Group’s activities, failure of certain classified operations could result in disruption in operations and reduced attendance.

The Group has dedicated on-site fire department and supervision teams, and automatic sprinkler protection in most buildings.

The Group maintains a department of approximately twelve full-time employees who work on environmental and regulatory fire prevention. In addition, approximately fifteen employees responsible for risk management in job safety matters have received specific training in environmental risks.

Risks of investing in the Company’s shares

No U.S. Public Market

There has been no public market in the United States for its shares, and the Company has no present intention to apply to list the shares on any U.S. exchange. Therefore, the opportunity for U.S. holders to trade shares may be limited.

ITEM 4.	INFORMATION ON THE GROUP

A.	HISTORY AND DEVELOPMENT OF THE GROUP

Introduction

The Group is primarily engaged in the development and operation of Disneyland Resort Paris (the “Resort”), formerly Euro Disneyland. The Resort commenced operations on April 12, 1992 (“Opening Day”) on a 2,000 hectare site (the “Site”), located 32 kilometers (approximately 20 miles) east of Paris in Marne-la-Vallée, Seine-et-Marne, France. Disneyland Resort Paris principally consists of Disneyland Park, Walt Disney Studios Park (collectively the “Theme Parks”), seven themed hotels (the “Hotels”), including two convention centers, the Disney Village entertainment center comprising shopping and restaurant facilities, and a 27-hole golf course. The Group’s operating activities also include the management and development of the Site, which currently includes approximately 1,000 hectares of undeveloped land. Most of these facilities (with the exception of the Walt Disney Studios Park facilities, Additional Disneyland Park Assets (“ACP Assets”), two hotels and the golf course, which are owned by the Legally Controlled Group) are leased from the Financing Companies. The Legally Controlled Group has no ownership interest in the Financing Companies. Disneyland Resort Paris is

modeled on the theme park and resort concepts developed by The Walt Disney Company (“TWDC”) for its own theme parks and hotel infrastructure.

The Group’s principal executive offices are located at Immeubles Administratifs, Route Nationale 34, 77700 Chessy (Seine-et-Marne), France. The postal address is BP 100, 77777 Marne-la-Vallée Cedex 04, France. Its telephone number is (33) (1) 64 74 40 00.

A.1.	History of the Group

In March 1987, TWDC entered into an agreement for the creation and operation of Euro Disneyland in France (the “Master Agreement”) with the French Republic and certain other French public authorities (the “Public Parties”). The Company became a party to the Master Agreement after TWDC’s initial signature. The Master Agreement sets out a master land-use plan and general development program establishing the type and size of facilities that the Company has the right, subject to certain conditions, to develop at the Resort Site over a 30-year period ending in 2017.

The Resort, as it exists today, represents the fulfillment of the following phases, and is currently in the initial stages of phase III:

Phase	Development period	Development description
Phase IA	1989 to 1992	Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, golf course, infrastructure and support facilities.

Phase IB	1989 to 1992	Five themed hotels and the Disney Village, defined as the “Phase IB Facilities”.

Phase IC	1992 to 1995	ACP Assets which included Space Mountain and Indiana Jones and the Temple of Peril.
	1996 to 1997	Disneyland Park attraction Honey, I Shrunk the Audience! and the Newport Bay Club Convention Centre.

Phase II	1998 to 2004	Val d’Europe new city development including an international mall, a second urban rail station on the Resort Site, and the development of a downtown district comprising offices and housing, the first phase of a business park, and Walt Disney Studios Park.

Phase III	2004 to 2010	Expansion of Disney Village, continuation of Val d’Europe town centre expansion, development of new public services, continuation of the international business park development and other residential developments located near the golf course of Val d’Europe.

The Group experienced significant losses during the period from April 12, 1992 (the “Opening Day”) through September 30, 1994. Net operating losses before the cumulative effect of an accounting change totaled approximately € 625.0 million for the two-and-a-half-year period ending September 30, 1994. In addition, the Group began to experience serious cash flow difficulties in the course of fiscal year 1993. In March 1994, the Group entered into a memorandum of agreement with major stakeholders outlining the terms of a major restructuring of the Group’s obligations and those of the Phase I Financing Companies and of TWDC. The 1994 Financial Restructuring essentially provided for concessions and contributions to be made by the Group’s lenders and by TWDC, and for the prepayment of certain outstanding loan indebtedness of the Group and Phase I Financing Companies, using the proceeds of a share capital increase of the Company amounting to € 907.0 million.

In fiscal year 1999, the Company obtained the approval of its lenders to obtain the financing necessary for the construction of Walt Disney Studios Park, which opened on March 16, 2002 adjacent to the Disneyland Park.

The construction of Walt Disney Studios Park was financed using the proceeds received from a share capital increase of € 219.5 million in fiscal year 2000 and a new subordinated long term loan from the Caisse des Dépôts et Consignations (“CDC”) of € 381.1 million.

In fiscal year 2003, the Group experienced reduced revenues, particularly as a result of a prolonged downturn in European travel and tourism combined with challenging general economic and geopolitical conditions in key markets of the Group. This reduction occurred, despite the opening of Walt Disney Studios Park, where the number of visitors and the revenues generated were below expectations. The Group also recorded increased losses as a result of reduced revenues, as well as higher operating costs and higher marketing and sales expenses related to the opening of Walt Disney Studios Park.

In this context, the Company (on behalf of the Group) entered into negotiations with its various lenders with a view to restructuring all the credit agreements. After receiving successive waivers of covenants in its credit agreements, the Company (on behalf of the Group) implemented a new restructuring in February 2005 that included amendments to the Group’s financing agreements and agreements with TWDC, changes to its organizational structure and a € 253.3 million capital increase (for further information, see the section entitled “2005 Financial Restructuring” in this Annual Report).

A.2.	Strategic Overview

Disneyland Resort Paris is one of Europe’s leading family vacation destinations.

During 2006, the Group continued its development strategy designed to attract and retain Theme Parks visitors and Hotel guests, and started to see some initial benefits. Theme Parks attendance for fiscal year 2006 increased by 4% compared to fiscal year 2005 to 12.8 million, while Hotel occupancy increased by 2.8 percentage points compared to fiscal year 2005 to 83.5% in fiscal year 2006.

The 2005 Restructuring was an important step in re-establishing the Group’s liquidity and a necessary condition to allow the Group to pursue its development strategy, described below. The impact of the 2005 Restructuring is described in Item 5 – Section B.2.1 “Debt – 2005 Financial Restructuring”.

The Group designed its development strategy to take advantage of what management believes are significant opportunities to attract and retain visitors. Market research indicates that there are substantial numbers of European families that have never visited the Resort, but have indicated that they might like to do so in the future. The Group’s strategy to take advantage of this opportunity includes the 2006 opening of Buzz Lightyear Laser Blast®, the construction of three additional new attractions scheduled to open in fiscal years 2007 and 2008 and the enhancement of existing attractions and the magical atmosphere of the Theme Parks. The Group’s objective is to deliver a guest experience that exceeds expectations. It remains committed to its current development strategy and continually strives to adapt it to current changes in the leisure and tourism landscape of its principal markets.

The principal elements of the Group’s development strategy are as follows:

•	Revitalize the Disneyland Park experience and Enhance the Walt Disney Studios Park Experience

The Group revitalizes the Disneyland Park experience and enhances the Walt Disney Studios Park experience by adding new attractions and entertainment, while continuing to drive guest satisfaction through increased attraction availability, reduced wait times, an improved food and beverage experience and unique merchandise innovations.

With the increase in ongoing capital expenditure authorization provided by the 2005 Restructuring, the Group has reinvigorated its long-standing policy of continually upgrading Disneyland Park.

In fiscal year 2005 the first example of this element of the strategy was the upgrade of Space Mountain, which has been renamed Space Mountain: Mission 2, creating a completely new experience in order to provide the visitors with a new twist on this already popular roller coaster ride.

In fiscal year 2006, Buzz Lightyear Laser Blast® opened in Discoveryland at the Disneyland Park. Buzz Lightyear Laser Blast® is an interactive ride adventure featuring Buzz Lightyear and characters inspired by the Disney / Pixar film, Toy Story 2. Buzz enlists guests to help him in the fight against the evil Emperor Zurg. Boarding a space cruiser, the guests spin, twist and turn their way through the galaxy while shooting at Zurg’s bad toy forces with on-board blasters. With each target hit, guests accumulate points that help them rise through the ranks of Buzz Lightyear’s elite squadron and help save the toy universe.

Beginning with fiscal year 2007, new additions are planned in the Walt Disney Studios Park. First, two new attractions, Cars Race Rally and Crush’s Coaster (inspired by the Disney / Pixar films Cars and Finding Nemo), are scheduled to open. They will be followed by The Twilight Zone Tower of Terror, which has been extremely popular in the TWDC’s U.S. and Japan parks, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience.

•	Focus on the differentiation of the Disney Hotels

The Group focuses visitors on the attractiveness of its own Hotels in order to meet the challenges presented by the opening of new on-site hotels operated by third-parties in fiscal years 2003, 2004 and 2005. The Group continues to develop unique services, while continuing to communicate and deliver the “Disney Difference” for guests staying in these hotels. Its marketing efforts highlight the proximity of its Hotels to the Theme Parks and special attractions such as Disney character breakfasts.

•	Differentiate sales and marketing efforts for first-time and repeat visitors

The Group has implemented separate sales and marketing efforts designed specifically to encourage attendance by either first-time or repeat visitors, taking advantage of the large untapped population base in Europe discussed in Item 4 – Section A.4. “Marketing and Sales Strategy”. The marketing effort has been redesigned to focus on families in core and selected markets. This has been done separately to drive first-time and repeat visits and encourage longer stays. Magic, excitement and sharing special moments with children will remain at the heart of the Group’s consumer communication.

•	Differentiate sales and marketing efforts through new distribution channels

The Group is also adapting its sales approach to the changing travel distribution landscape in Europe. In each national market, the Group chooses and focuses on the most appropriate partners (whether new or traditional) and aligns its reward and support structures to recognize performance while continuing to support its direct distribution channels. At the same time, the Group will continue to invest in systems and processes designed to grow sales through all channels.

•	Reduce affordability barrier and improve the perception of value

The Group had implemented innovative pricing strategies in order to improve the perception of the value of its Theme Parks and reduce the affordability barrier of its products and services. Pricing is tailored to the different segments in each market in order to enable guests to design the package that best meets their needs and budget.

•	Staff excellence and relationships with employee representatives

The Group is developing procedures to ensure that its employees receive the training necessary, not only to deliver the service excellence visitors expect, but also to develop personally and professionally and to build career paths.

Additionally, the Group offers employees a variety of social support programs from special events and recognition, to connections with local social programs and other features to make Disneyland Resort Paris the most desired employer in the region. Work has also been done with employee representatives to ensure maximum flexibility in matching staffing against guest needs and so to best manage costs against the inherent seasonality of demand.

In December 2006 and after successful completion of negotiations with trade unions, the Group reached two major agreements on salaries and working time. These agreements provide the Group’s employees with higher salaries and allow the Group greater flexibility to staff the Resort according to guest demand levels. The Group’s strategy is to continue to make Disneyland Resort Paris an even better place to work.

•	Development and management of the 2,000 hectare site

The Group’s second business activity is the development and management of the 2,000 hectare site within the terms set out in the Master Agreement. The Group’s strategy is to maximize the value of this land and the overall site and to protect the environment of the tourist destination through the harmonious addition of resort, retail, office and residential real estate projects.

With its public and private partners, the Group will lead the development of the Val d’Europe new urban district in order to build an outstanding hub of infrastructure and a major economic and urban pole that could ultimately host 40,000 inhabitants and 40,000 jobs.

A.3.	Operations by Segment

The Group operates in the following segments:

•	Resort activities include the operation of the Theme Parks, the Hotels and Disney Village, and the various services that are provided to guests visiting the resort destination; and

•

Real Estate Development activities include the design and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

A breakdown of total revenues by major segment and activity during the past two fiscal years is set forth in the table below:

	IFRS
(€ in millions)	2006	2005
Theme Parks	579.2	549.7
Hotels and Disney Village	412.2	395.4
Other	66.9	66.8

Resort segment	1,058.3	1,011.9
Real Estate Development segment	29.4	28.7

Total Revenues	1,087.7	1,040.6

A.3.1.	Resort Segment

A.3.1.1.	Theme Parks

Within the Resort segment, Theme Parks activity includes all operations of Disneyland Park and Walt Disney Studios Park, including merchandise, food and beverage, special events and all other services provided to guests in the parks. Theme Parks revenues are primarily driven by two factors: the number of guests and the total average spending per guest (which includes the admission price and spending on food, beverage and merchandise).

The Theme Parks are operated on a year-round basis. In the first years of operations, Disneyland Park experienced significant difficulties in accommodating all guests during peak days, which resulted in long wait times for attractions, guest dissatisfaction and lost revenues. Despite progress, operations continue to be subject to seasonal fluctuations.

Beginning in fiscal year 2004, seasonal Theme Parks pricing has been eliminated and replaced with stable year-round ticket pricing. However, specific packages are regularly offered for specific markets.

The Group began offering and promoting a “Park Hopper” ticket for one-day, two-day and three-day periods in October 2003 whereby for an additional price of € 9 over a single-gate, one-day admission price, a guest can go back and forth freely between Disneyland Park and Walt Disney Studios Park.

The following table summarizes the evolution of the single-gate, one-day Theme Parks admission prices, attendance and average spending per guest for the last five fiscal years:

Fiscal year	Theme Parks attendance(2) (in millions)	Theme Parks Spending per Guest(3)	Theme Park Admission Price High Season(4)	Theme Park Admission Price Low Season(4)
2006	12.8	€44.8	€43.0	€43.0
2005	12.3	€44.3	€41.0	€41.0
2004	12.4	€42.7	€40.0	€40.0
2003	12.4	€40.7	€39.0	€29.0
2002(1)	13.1	€40.1	€38.0	€27.0
(1)	Includes, from March 16, 2002, Disneyland Park and Walt Disney Studios Park.
(2)	Theme Parks attendance is recorded on a “first click” basis meaning that a person visiting both parks in a single day is counted as only one visitor.
(3)	Average daily admission price and spending for food, beverage, merchandise and other services sold in Theme Parks, excluding value added tax.
(4)

Represents at-gate park admission price for one adult including value added tax at the end of the fiscal year. Starting in fiscal year 2002, high season pricing generally applied to the whole year with the exception of the period from January to March inclusive. Since January 2004, a single rate applies throughout the year.

Disneyland Park

Disneyland Park is composed of five “themed lands”: Main Street, U.S.A®, which transports guests to an American town at the turn of the 20th century, with its houses and shops, Frontierland, which takes guests on the path of the pioneers who settled the American West, Adventureland, where guests dive into a world of intrigue and mystery, reliving Disney’s most extraordinary legends and best adventure movies, Fantasyland, a magical land where guests find the fairy tale heroes brought to life in Disney’s animated films, and Discoveryland, which lets guests discover different “futures” through the works of visionaries, inventors, thinkers and authors of science fiction from all periods.

There are 43 attractions in Disneyland Park, including upgraded versions of standard features of Disney Theme Parks around the world such as: Big Thunder Mountain, a roller coaster which simulates a mining railway train; Pirates of the Caribbean, which reproduces a pirate attack on a Spanish fort of the 17th century; Phantom Manor, a haunted Victorian mansion; It’s a small world, an exhibition of dolls from around the world, dressed in their national costumes; and Honey, I Shrunk the Audience!, a three-dimensional film with interactive special effects during which spectators participate in the illusion of being “shrunk”. Other popular attractions that are unique to Disneyland Park include: Indiana Jones and the Temple of Peril, a full-loop roller coaster ride through simulated ancient ruins; and Space Mountain: Mission 2, a roller coaster ride themed to the work of Jules Verne in which guests board a spaceship and are catapulted by a giant canon into outer space.

Disneyland Park also has five permanent theatres at which live stage shows are presented throughout the year. Examples from the past and present include The Tarzan Encounter and Mickey’s Winter Wonderland, and more recently The Legend of the Lion King. The entertainment in the Disneyland Park also includes parades and firework displays, such as the Wonderful World of Disney Parade, Fantillusion Parade and Wishes. As a result of the number of guests that they attract, shows and parades drive an increase in the guest attendance of Disneyland Park while at the same time increasing guest satisfaction.

In addition to the permanent Disneyland Park attractions, parades and live stage shows, there are numerous seasonal events throughout the year which in the past have included the Halloween Festival in October, special Christmas festivities in December and early January, and the Kids Carnival in February and March. The appearance of Disney characters and their interaction with guests is another important aspect of the entertainment provided in the Disneyland Park.

Disneyland Park also has an innovative reservation system called Fastpass. A free service available to all guests, Fastpass provides an alternative to waiting in line. Guests choosing Fastpass receive a ticket designating a specific window of time during which they may return and enter directly into the pre-show or boarding area. The Fastpass system has been installed at six major attractions: Space Mountain: Mission 2, Indiana Jones and the Temple of Peril, Peter Pan’s Flight, Big Thunder Mountain, Star Tours and Buzz Lightyear Laser Blast®.

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

Walt Disney Studios Park includes nine major attractions, several of which were specifically developed for the park. Examples include: Moteur… Action!, Stunt Show Spectacular, a live show in which stuntmen, facing an audience of up to 3,200 guests, simulate the filming of an action scene involving car and motorcycle chases and other special effects; CinéMagique, a lyrical and emotional salute to the classics of international cinema; Armageddon, a revealing look into the world of film special effects while on board a spaceship hit by a meteorite shower; and Animagique, featuring some of the greatest moments of almost 80 years of Disney animation.

The park also features upgraded versions of attractions from Disney MGM-Studios near Orlando, Florida such as Rock’N’Roller Coaster, a roller coaster ride themed to the music of Aerosmith and a visit to a music recording studio, and Catastrophe Canyon, the highlight of the Studio Tram Tour: Behind the Magic, which allows guests to experience a simulated earthquake and the resulting explosions and floods.

Since June 2002, the Disney Cinema Parade celebrates the steps in the life of a movie from A to Z featuring well-known Disney characters. To add to the overall park ambience, this parade also includes street entertainers (e.g. movie “look-alikes” and musicians), Disney characters centered around the world of animation and special entertainment.

As in Disneyland Park, the Fastpass system reduces guest waiting-times at Rock’N’Roller Coaster and the Flying Carpets over Agrabah.

The Disney Channel rents and maintains studios and offices in its branded buildings adjacent to attractions. The Group receives annual rents and cost reimbursements of € 2.7 million for this space.

A.3.1.2.	Hotels and Disney Village

Also included in the Resort segment are the Hotels and Disney Village operations. Revenues from these activities include room rental, food and beverage, merchandise, dinner shows, convention revenues and fixed and variable rent received from third-party partners operating within the Resort.

All of the hotel and resort amenities are currently operated on a year-round basis. Hotel operations are subject to significant seasonal fluctuations, as well as significant fluctuations between weekdays and weekends especially in off-peak seasons. The second convention center, the continued success of seasonal promotions such as Halloween, Guy Fawkes and Christmas, and the introduction of travel inclusive packages have helped to reduce these fluctuations. The Group believes that the successful implementation and marketing of these events is important to maintaining high average occupancy levels at the Hotels.

Hotels Operations

In fiscal year 2006, approximately 28% of total Hotel room-nights sold were generated in the three-month period from June through August, while approximately 23% were generated in the three-month period from November through January, versus 36% and 14%, respectively, in fiscal year 1993 during the same periods. The Group currently differentiates pricing according to the season and the level of demand with a focus on yield optimization.

The following table shows the evolution of the average occupancy rate and per-room spending:

Fiscal year	Hotel occupancy rate (1)	Hotel total spending per room (2)
2006	83.5%	€179.5
2005	80.7%	€179.1
2004	80.5%	€186.6
2003	85.1%	€183.5
2002	88.2%	€175.1

(1)	Average daily number of rooms sold as a percentage of total rooms inventory (total rooms inventory is approximately 5,800 rooms).
(2)	Average daily room price and spending on food, beverage and merchandise and other services sold in the Hotels, excluding value added tax.

The Group operates seven hotels at the Resort: the Disneyland Hotel, the Hotel New York, the Newport Bay Club, the Sequoia Lodge, the Hotel Cheyenne, the Hotel Santa Fe and the Davy Crockett Ranch. Together, the Hotels have a total capacity of approximately 5,800 rooms. Each of the Hotels was designed and built with a specific theme and for a particular market segment. The Disneyland Hotel, which is located at the entrance of Disneyland Park, and the Hotel New York are positioned as deluxe hotels offering service equivalent to that of the best hotels in Paris. The Newport Bay Club and the Sequoia Lodge are positioned as “first-class” hotels, while the Hotel Cheyenne and the Hotel Santa Fe were designed as “moderately-priced” hotels. The Davy Crockett Ranch campground is comprised of individual bungalows with private kitchens, camping sites, sports and leisure facilities and a retail shop. Both the Hotel New York and the Newport Bay Club include convention facilities, which provide a total of approximately 10,500 square meters of meeting space. Resort amenities also include 12 restaurants, 9 cafés/bars, a 27-hole golf course, 5 swimming pools, 4 fitness centers, tennis courts and an ice-skating rink.

A wide range of services is offered at the Hotels. Guests are provided transportation between each of the Hotels (except the Davy Crockett Ranch) and the train station and are given the option to check into the Hotels directly from the Chessy-Marne-La-Vallée train station or from on board the Eurostar (London) and Thalys (Brussels and Cologne) trains arriving at Disneyland Resort Paris. As part of the check-in process, guests are provided with room information and welcome booklets, and for guests arriving by train, the Hotels also offer a luggage service, which allows them to go directly to the parks and have their luggage delivered from the train station to their rooms. Entertainment is also an integral part of the Hotel services, including Disney character breakfasts and dinners, character meet-and-greets in the lobbies of certain hotels, face-painting workshops, and live music in the bars of certain Hotels. Children’s activity corners have also been set up where children can take part in various activities while allowing their parents additional leisure time.

In addition to the seven Disneyland Resort Paris Hotels described above, several third-party managed hotels having signed sales and marketing agreements with the Group are currently operating on the Resort Site. These hotels which benefit from the “Selected Hotel” or “Associated Hotel” designations, depending on their level of integration in the Resort, are as follows:

	Designation	Category	Date opened	Number of Units
Hotel Elysée Val d’Europe	Associated	3*	June 02	154
My Travel Explorers	Selected	3*	March 03	390
Kyriad	Selected	2*	March 03	300
Pierre et Vacances Tourist Residence	Associated	3*	April 03	291
Holiday Inn	Selected	4*	June 03	396
Marriott Vacation Club	Associated	4*	June 03	138
Mövenpick Dream Castle Hotel	Selected	4*	July 04	405
Radisson S.A.S. Hotel	Associated	4*	December 05	250

Total				2,324

These hotels benefit from transport shuttles to and from the Theme Parks as well as free parking for their guests (Selected Hotels only), and are an important source of guest attendance at the Theme Parks. For certain of these hotels, the Group has access to blocks of rooms and receives commissions for selling those rooms to guests. Any revenues earned associated with these agreements are recorded in the “Other Revenue” line of the Resort segment. See the sub-section headed “Real Estate Development Segment” for a discussion of hotel capacity development projects currently in process.

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

A.3.1.3.	Additional information

Food and beverage

The Group has 68 restaurants and bars throughout the Resort (four of which are operated by Group Flo on behalf of the Group). Restaurants are themed both in decoration and menu, based upon their location within the Resort, and offer guests a wide variety of dining experiences including quick service, cafeteria-style, table service (including convention catering), and sophisticated French cuisine. There are also food carts and kiosks located throughout the Resort which offer fast food. Guests are offered the option of a fixed-price menu in all its table service restaurants.

Merchandising

The Group’s merchandising facilities include 54 boutiques, 4 kiosks and a large number of mobile carts strategically located throughout the Resort, which mainly offer a wide range of Disney-themed goods.

The product mix is constantly re-evaluated in an effort to better adapt to guest preferences and guest mix. New merchandise development focuses on Disney character products, such as the Mickey Sorcerer line and the Princesses line, which are popular with guests, and on more variety for the repeat guest. Other innovative merchandising options include photo locations at four attractions, Big Thunder Mountain, Space Mountain: Mission 2, Pirates of the Caribbean and Rock’N’Roller Coaster, which offer guests the opportunity to purchase candid photos taken of them during their ride. During fiscal year 2005, the Group completed major renovations of the Emporium boutique on Main Street, U.S.A® and of the Constellations boutique in Discoveryland, in Disneyland Park.

A.3.2.	Real Estate Development Segment

The Group’s activities include the planning and development of the 1,943 hectare site on which the Resort is located, in accordance with the Master Agreement. Development activities include the design and planning of improvements and additions to the existing Resort, as well as other commercial and residential real estate projects to be located on the Site, whether financed internally or through third-party partners.

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

The following table summarizes the financial impact of real estate development activities on the Group’s financial statements during the past two fiscal years:

	IFRS
(€ in millions)	2006	2005
Revenues	29.4	28.7
Costs and Expenses	(20.8)	(22.0)
Other	(0.1)	-

Net Income	8.5	6.7

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

•

an International Shopping Mall at Val d’Europe, which comprises 103,000 square meters of retail space. The Group owns the land on which the mall is located and is leasing it to the developer under a 75-year ground lease;

•

development of the Val d’Europe town centre, which currently includes residential, retail and commercial developments and the Elysée Val d’Europe hotel, which opened in June 2002 on land leased from the Group; and

•

the first phase of an international business park, which upon completion will comprise an area of 40 hectares, strategically positioned near the motorway. Construction and commercialization of the first nine hectares is currently being carried out by Arlington plc, a leading European developer of business parks.

Development plans for the coming years

A third phase of development was signed with the French Public Authorities on July 9, 2003 and covers the period 2004 through 2010.

In this phase of development, the following transactions, some of which are underway, are anticipated:

•	the expansion of Disney Village, the development of convention / exhibition business and additional hotel capacity, when needed;

•	the continuation of the Val d’Europe town center expansion (residential and office development);

•

the development of new public services such as the development of a high school (lycée) in Serris with international sections, the development of a university centre in Val d’Europe, as well as a new building for the TGV station;

•	the continuation of the international business park development (second phase); and

•	other residential developments in the area surrounding the Val d’Europe golf course.

Hotel capacity developments

With the development of Walt Disney Studios Park, the Group also focused on the expansion of on-site Resort lodging capacity. A number of projects have been completed or are in various stages of progress with third-party international hotel developers/tour operators for the creation of additional hotels and vacation units. These projects have or will be constructed, owned and operated by third parties on land purchased from the Group or leased from the Group under long term ground leases. In addition, the Group has and will earn design fees and other development service fees related to these transactions.

As a result of these projects, approximately 1,400 hotel/vacation units were opened on the Resort Site in fiscal year 2003, 457 units were opened in fiscal year 2004, 41 units were opened in fiscal year 2005 and 250 units were opened in fiscal year 2006 bringing the total on-Site capacity to approximately 8,100 total room units. For more information on the projects already completed and operating on the Site, see the sub-section headed “Resort segment – Hotels and Disney Village”.

The agreements and projects currently in place will result in a total of approximately 200 hotel/vacation units being added on the Site in the course of fiscal year 2007.

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

Product Offerings

Disneyland Resort Paris is Europe’s biggest tourist destination in terms of guest visitation with a product offering that currently includes two Theme Parks, seven themed Hotels (approximately 5,800 rooms), two separate convention facilities (approximately 10,500 square meters), a dining, shopping and entertainment centre and a 27-hole golf course.

Strategic Location

Disneyland Resort Paris is located approximately 32 kilometers (20 miles) east of Paris, France and benefits from access to a highly developed transportation network. In addition to service to Paris on the French suburban rail system, Disneyland Resort Paris has access to an exceptional highway network that links it in less than one hour to both Paris and the two international airports serving the Paris area, and also makes it easily accessible to most other regions of France. In addition, the train station that is located on the Resort is one of the most active in France, serving most of the large French regional centers and providing service to London, to Brussels and to Amsterdam. The strategic geographic location allows access to a market of 17 million potential guests less than 2 hours away by road or rail transport and 320 million potential guests less than 2 hours away by plane.

Target Markets

The Group has six key markets: France, the United Kingdom, Benelux (Belgium, Luxembourg and the Netherlands), Germany, Italy and Spain. Within these markets, the primary target market is families with children from three to fifteen years old but secondary markets also include groups, young adults and convention planners. Each year success in marketing to specific countries and markets is impacted by a variety of strategic decisions including pricing policy and package offers, as well as external factors such as the strength of local economies, exchange rates, cultural interests, and holiday and vacation timing.

Based on internal surveys, during the past three fiscal years, the geographical breakdown of Theme Parks guest attendance is as follows:

	2006	2005	2004
France	42%	39%	40%
United Kingdom	18%	20%	19%
Belgium, Luxembourg and the Netherlands	14%	15%	16%
Spain	9%	9%	8%
Germany	4%	5%	6%
Italy	3%	3%	3%
Other	10%	9%	8%

Total	100%	100%	100%

Distribution

The Group’s products are distributed through a wide variety of channels. Tour packages, which in many cases include transportation, lodging, food and Theme Parks tickets are distributed through the Group’s call centers, the internet or through third party distributors.

Theme Parks tickets are sold not only within these packages, but also through tourism intermediaries, directly at the gate and by various retail outlets (including the Disney Stores, FNAC, Virgin Megastores, Carrefour, Auchan, Leclerc, RATP).

Hotel bookings can be made by individual guests, either directly or through Euro Disney Vacances S.A.S., a French corporation (société par actions simplifiée), the Group’s in-house tour operator. The call centers, based at the Resort Site and in the United States, receive an average of approximately 6,000 calls per day from all over Europe.

Disneyland Resort Paris focuses on distribution of short-break packages, with offices in Paris and regional offices in Amsterdam, Brussels, Frankfurt, London, Milan and Madrid. These offices provide a local marketing presence and the necessary travel industry trade support. The Group works with all major European tour operators.

In addition, special travel alliance partnerships have been established with the principal European transporters. Travel alliance agreements have been completed with Air France on a pan-European basis and with SNCF, Eurostar, Thalys and RATP. These agreements provide carriers with the right to use Disneyland Resort Paris in their advertising campaigns and some with the right to special joint promotional packages. In return, the Group has the right to provide airline or train tickets in the short-break packages and to secure allotments.

The Group’s web site (www.disneylandparis.com) is available in 9 languages and allows site visitors to learn about the Resort, order a brochure and make reservations. The Group is currently finalizing projects to improve the offers made to guests based on their specific profiles.

A.4.2.    Competition

The Group competes for guests throughout the year with Theme Parks as well as other European and international holiday destinations (including ski and seaside resorts) and with other leisure and entertainment activities (including museums and cultural activities) in the Paris region. The Group’s Hotels compete with other hotels on the Resort Site and in the Paris region and convention centers all over Europe.

The theme parks market in Europe has grown significantly over the last two decades. The largest European theme parks attracted approximately 36.7 million guests in 2006, as follows:

Theme parks in Europe

(in millions of guests)

		Attendance
Theme Park	Location	2006 (1)	2005	2004	2003
Disneyland Resort Paris (fiscal year ended September 30)	France	12.8	12.3	12.4	12.4
Tivoli Gardens	Denmark	4.2	4.1	4.2	3.3
Europa Park	Germany	4.0	4.0	3.7	3.6
Port Aventura (formerly Universal Mediterrania)	Spain	3.9	3.8	3.5	3.0
De Efteling	Netherlands	3.3	3.3	3.3	3.2
Lieseberg	Sweden	2.9	3.2	3.0	2.7
Gardaland	Italy	3.2	3.1	3.1	3.0
Alton Towers	United Kingdom	2.4	2.4	2.4	2.5

		36.7	36.2	35.6	33.7

(1)	Source: Internal study based on individual company press release (excluding non-gated amusement parks) or forecasted data released by companies over a similar period of time.

A.5.    Human Resources Management

To entertain guests, the Group employed an average of approximately 12,225 employees during fiscal year 2006. Employees come from approximately 100 different countries and more than a quarter of them have been employed by the Group since Opening Day.

The table below presents the average number of persons employed by the Group as well as the associated employee costs for each of the last two fiscal years:

Fiscal year	Average Number of Employees	Total Employee Costs (€ in millions)
2006	12,225	438.3
2005	12,249	427.9

Due to the seasonal nature of the business, the need for employees is also seasonal. Accordingly, the Group has developed a system, used in both the Theme Parks and the Hotels, to optimize scheduling and automate labor exchange between operations. The system improves efficiency by automating both scheduling and the corresponding pay systems. In conjunction with this system, flexible working contracts have been negotiated with the employee representatives. Special part-time contracts such as four-day working weeks, 32-hour weeks or individually negotiated contracts, have been implemented. Over the past four fiscal years, many temporary jobs have been turned into flexible long term contracts with Disneyland Resort Paris, facilitating job security and better training for employees. This new flexibility has helped management to better match the number of employees to the levels of customer demand.

In addition, based upon an assessment of current employment policies and practices within the Group, negotiations took place with employee labor representatives during fiscal year 2006 for the purpose of proposing a solution for certain difficulties relating to the implementation of required changes in the defined work hours, as well as the treatment of the working hours of executive employees. These negotiations are considered part of the normal evolution over time of the Group’s collective bargaining agreements with employee labor representatives, taking into account changes in the legal environment and the business activities of the Group.

In December 2006, after months of negotiations, management and the Group’s labor unions signed two major labor agreements. The first agreement relates to the 2007 salary plan and the second relates to the modification of the 35 hour work-week agreement for which certain elements will enter into effect at the end of 2006. Consequently, these two agreements will contribute in part to the improvement of employee purchasing power and to the alignment of working hours better adapted to the specific activities of Disneyland Resort Paris.

An internal university provides permanent training for all employees in matters of service and entertainment. To improve quality, approximately 50,405 training days were provided to employees in 2006. To enhance the diversity of skills, training classes range from stress management to more specific subjects such as the welcoming of guests “Disney Style”. The Group is continually seeking to enhance its image as a “teaching” company, recognized for outstanding training techniques. As an example, in November 2000, an agreement was signed with certain labor unions for the creation of a new program aimed at providing employees with a new professional status called “Hôte d’Accueil Touristique” and thus a wider recognition of their skills on a national scale. The objective is to develop the competencies of approximately 300 employees per year, over a period of fifteen months, through group training that permits them to earn four different professional competency certificates.

Seven French labor unions, the Confédération Générale du Travail (C.G.T.), the Confédération Française Démocratique du Travail (C.F.D.T.), the Confédération Française de l’Encadrement – Confédération Générale des Cadres (C.F.E.-C.G.C.), Force Ouvrière (F.O.), the Confédération Française des Travailleurs Chrétiens (C.F.T.C.), the Syndicat Indépendant du Personnel Euro Disney (S.I.P.) and the Union Nationale des Syndicats Autonomes (U.N.S.A.), are represented at Disneyland Resort Paris. The Group complies with all information and consultation requirements with respect to the unions and holds other periodic consultations with representatives.

In June 1998, the Government enacted a law to reduce the official work week from 39 to 35 hours. For companies that implemented the 35-hour week before July 1, 1999, the French government provided subsidies in the form of lower payroll taxes for each of the five years following the date of implementation and since this date new subsidies programs have been implemented. The Group began operating on the basis of a 35-hour work week on June 6, 1999 and continues to benefit from such subsidies, which are decreasing progressively each year. Over 2006, these subsidies covered those employees who earn between the minimum monthly wage and 1.6% above the minimum monthly wage.

The Company has made no distributions under its statutory profit sharing plan. However, since October 1, 1995 through fiscal year 2004, the Group has provided employees with a supplemental profit sharing plan. Under the latest plan amendment signed March 10, 2003 applying to fiscal years 2003 and 2004, employees were eligible to receive a bonus of between 0.2% and 3% of their annual salary, if income before lease and net financial charges as presented in the Consolidated Financial Statements of the Group reached certain pre-defined thresholds. No amount was paid under this profit sharing plan. The Group has not provided employees with a supplemental profit sharing plan since fiscal year 2004.

In addition, an employee savings plan exists in order to facilitate and encourage individual savings. The Company matches 30% of the first € 3,333 of each employee’s contribution to the plan each year.

In connection with the screening of new employees, criminal backgrounds were obtained from an outside service provider to assist in ensuring the security of visitors to the Resort. This practice came to the attention of executive management of the Company in December 2004 and, because it may constitute a violation under French law, has been suspended. While the Company might face fines or litigation based on these circumstances, the Company believes that these would not have a material adverse effect on its financial condition.

A.6.    Significant Operating Contracts

A.6.1.    Agreements with French Governmental Authorities

On March 24, 1987, TWDC entered into the Master Agreement with the French Republic, the Region of Ile-de-France, the Department of Seine-et-Marne, the EPA-Marne and the Suburban Paris Transportation Authority (“RATP”), for the development of the Resort and other various development phases for the 1,943 hectares of undeveloped land located 32 kilometers east of Paris in Marne-La-Vallée, France. The Group and certain other parties became parties to the Master Agreement after its signature by the original parties. In 1988, the EPA-France, which has responsibility for the development of the entirety of the Resort, was created pursuant to the Master Agreement, and became a party thereto.

The Master Agreement, as amended from time to time, determines the general outline of each phase of development as well as the legal and initial financial structure. It provides that loans with specific terms and conditions shall be granted.

The significant components of the Master Agreement are summarized below.

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

Infrastructure provided by the French governmental authorities included the extension of the “A” line of the RER suburban rail link (which links Paris and its eastern and western suburbs to Disneyland Resort Paris with two stations), the construction of two interchanges linking the Resort directly to the A4 motorway, a TGV (high speed train) station linking the Resort to other major cities in Europe and the completion of an access road around the Resort Site.

Land rights

The Master Agreement provides for the right of the Group, subject to certain conditions, to acquire the land necessary for the expansion of the Disneyland Resort Paris on the Marne-La-Vallée site. These land acquisition rights are not recorded in the Group’s consolidated financial statements until the land is purchased. Included in the purchase price for the land is the cost of infrastructure that is required to be constructed in order to make the land viable for use. The Group also incurs costs for certain development studies and services that are intended to optimize future development of the remaining undeveloped land. These costs are expensed as incurred.

The exercise by the Group of these acquisition rights is subject to certain development deadlines, which if not met, would result in the expiration of these rights. To date, all minimum development deadlines have been met and no land rights have expired unused. The next deadline for the expiration of land right options will be December 31, 2007. Management currently anticipates that this development deadline will be met and no options will expire.

In order to maintain the Group’s land acquisition rights for the remaining undeveloped land around the Resort (approximately 1,000 hectares), the Group is required to pay annual average fees to EPA-France of approximately € 0.6 million. All fees paid to EPA-France in conjunction with the land acquisition rights are capitalized as construction in progress and are allocated to the cost of land purchased by the Group. €10.9 million of EPA fees have been paid and remain unallocated as of September 30, 2006.

Department of Seine-et-Marne tax guarantee

Pursuant to the Master Agreement, the Company, the Phase IA Financing Company, EDA and the French Republic guaranteed a minimum level of tax revenues to the Department of Seine-et-Marne. If the Department’s tax revenues were less than the amount of charges borne by the Department for primary and secondary infrastructure during the period from 1992 to 2003 (which was the case), the French Republic and the Group were each required to reimburse, in equal shares to the Department, the difference between the tax revenues collected and the charges borne, up to an aggregate amount of approximately € 45.0 million (after adjustment for inflation from 1986). Based upon the final assessment covering the entire period of the guarantee through December 31, 2003, the Group is required to pay the Department € 20.3 million under the terms of the guarantee over a ten-year period in eight installments, the first of which is due in fiscal year 2007.

This liability is recorded in the Group’s consolidated financial statements under “Other non current liabilities” as of September 30, 2006.

A.6.2.    Participant Agreements

The Group has entered into long term participant agreements with companies that are leaders in their fields. Twelve participant agreements with the following companies are currently in force: Coca-Cola, Esso, France Télécom and its subsidiary Orange, General Motors, Hasbro Inc., Hertz, Kellogg’s, Kodak, Nestlé and its subsidiary Perrier-Vittel, and Visa. These participant agreements provide the Disneyland Resort Paris participants with the following rights in exchange for an individually negotiated fee: (i) a presence on the Resort Site through the sponsoring of one or more of Disneyland Park, Walt Disney Studios Park or Disney Village’s attractions, restaurants or other facilities; (ii) promotional and marketing rights with respect to the category of product which is covered by the participant agreement; and (iii) the status of privileged supplier of the Group. Each participant agreement terminates automatically in the event of termination of the License Agreement between The Walt Disney Company (Netherlands) B.V. and the Company (See Item 4 “Information of the Group”–Section A.6.3. “Undertaking and Agreements with The Walt Disney Company and its Subsidiaries – License Agreement” below).

A.6.3.    Undertakings and Agreements with TWDC and its subsidiaries

The following describes the significant operating contracts with TWDC and its wholly-owned subsidiaries.

Undertakings

In connection with the financing of Walt Disney Studios Park, TWDC has committed to the CDC to hold at least 16.67% of the common stock of the Company until 2027. In connection with the 2005 Restructuring, TWDC has agreed to hold directly or indirectly at least 39% of the common stock of the Company until 2016.

EDA and Euro Disneyland Participations S.A.S., an indirect wholly-owned subsidiary of TWDC (which is also a partner of the Phase IA Financing Company), have agreed to indemnify the partners of the Phase IA Financing Company for losses incurred by them in connection with certain liabilities of EDA and the Phase IA Financing Company under the Master Agreement. To the extent the resources of EDA, Euro Disneyland Participations S.A.S. and the Phase IA Financing Company are insufficient to cover any such indemnity, EDL S.N.C. Corporation, an indirect wholly-owned subsidiary of TWDC, has agreed to pay to the partners of the Phase IA Financing Company the amount by which this indemnity exceeds such resources, up to an additional € 76.2 million. Excluding the amount relating to the tax guarantee given to the department of Seine-et-Marne (see above), the main remaining obligations to be performed by EDA under the Master Agreement consist of developing the Site. A non-fulfillment of these obligations for some parcels or others would result in a loss of the land rights given to EDA for these parcels.

Certain indirect, wholly-owned subsidiaries of TWDC have liability as general partners of EDA, the Company’s operating subsidiary to which substantially all of the Company’s assets and liabilities were transferred as part of the 2005 Restructuring. These obligations consist of the full amount of the indebtedness relating to the Disneyland Park lease.

Development Agreement

Pursuant to the development agreement dated February 28, 1989 with the Group (the “Development Agreement”), Euro Disney S.A.S. provides and arranges for other subsidiaries of TWDC to provide a variety of technical and administrative services to the Company. These services are in addition to the services Euro Disney S.A.S. is required to provide as the Management Company and include, among other things, the development of conceptual design for existing Theme Parks and future facilities and attractions, the manufacture and installation of specialized show elements, the implementation of specialized training for operating personnel, the preparation and updating of operations, maintenance and technical manuals, and the development of a master land use plan and real estate development strategy. Euro Disneyland Imagineering S.A.R.L., an indirect subsidiary of TWDC, was responsible for the management and administration of the overall design as well as the construction of the Theme Parks, including the design and procurement of the show-and-ride equipment. Most of the other facilities of the Resort were designed under the Group’s supervision with the administrative and technical assistance of affiliates of TWDC specialized in the development of hotels, resorts and other retail and commercial real estate projects in the United States, in accordance with the related servicing agreements.

The Group reimburses Euro Disney S.A.S. for all of its direct and indirect costs incurred in connection with the provision of services under the Development Agreement. These costs include, without limitation: (i) all operating expenses of Euro Disney S.A.S., including overhead and implicit funding costs; (ii) all costs related to services under the Development Agreement incurred directly by Euro Disney S.A.S. or billed to it by third parties; and (iii) certain costs billed to Euro Disney S.A.S. for services performed by TWDC or any of its affiliates related to the Development Agreement. Such costs vary considerably from one fiscal year to another depending upon the projects under development (see Item 7 “Major Shareholders and related Party Transactions” – Section B “Related-Party Transactions”).

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

Phase II Development Fee

As part of the terms of the 1994 Financial Restructuring, the payment of a one-time development fee of € 182.9 million will be required upon the satisfaction of certain conditions, including conditions relating to Walt Disney Studios Park. In order to obtain the approval of the financing of Walt Disney Studios Park by the Company’s lenders and the lenders of the Financing Companies from which a substantial portion of the Legally Controlled Group’s operating assets is leased, TWDC agreed in September 1999 to amend the terms for the development fee so that it will not be due unless and until future events occur, including the repayment of existing bank debt (as defined in the agreement) and the achievement of specified cash flow levels. The determination as to whether the specified cash flow levels have been achieved will be made on the date that the CDC loans for Walt Disney Studios Park will have been repaid and, in any case, no later than November 1, 2029.

License Agreement

Under a license agreement between The Walt Disney Company (Netherlands) B.V. and the Company (the “License Agreement”), the Company was granted a license to use any present or future intellectual or industrial property rights of TWDC that may be incorporated into attractions and facilities designed from time to time by TWDC and made available to the Company. In addition, the License Agreement authorizes the sale, at the Resort, of merchandise incorporating or based on intellectual property rights owned by, or otherwise available to TWDC. This license granted to the Company is essential to the pursuit of its business activities, as such rights are indispensable to the continued operation of the Group.

These intellectual property rights are registered in the name of TWDC, which is responsible for their protection in France. Royalties to be paid by the Company for the use of these rights were originally equal to:

(i)	10% of gross revenues (net of taxes) from rides, admissions and related fees (such as parking, tour guide and similar service fees) at all Theme Parks and attractions;

(ii)	5% of gross revenues (net of taxes) from merchandise, food and beverage sales in or adjacent to any Theme Park or other attraction, or in any other facility (with the exception of the Disneyland Hotel), whose overall design concept is based predominantly on a TWDC theme;

(iii)	10% of all fees paid by participants; and

(iv)	5% of gross revenues (net of taxes) from the exploitation of hotel rooms and related revenues at certain Disney-themed accommodations. None of the Group’s currently existing Hotels at the Disneyland Resort Paris are considered Disney-themed as defined in the License Agreement, except the Disneyland Hotel which is specifically excluded.

As part of the 1994 Financial Restructuring, TWDC amended the License Agreement and, as a result, no royalties were due for fiscal years 1994 through 1998. Starting in fiscal year 1999 until fiscal year 2003 (inclusive), the royalties payable by the Company were calculated at rates equal to 50% of the initial rates stated above. On March 28, 2003, The Walt Disney Company (Netherlands) B.V. agreed to conditionally waive royalties with respect to the last three quarters of fiscal year 2003 and to change the payment terms for fiscal year 2004 from quarterly to annually in arrears. Beginning in fiscal year 2004, the Company was responsible for the payment of 100% of the original royalty rates as presented above. As of February 23, 2005, this responsibility was transferred to EDA.

As part of the 2005 Restructuring, TWDC amended the License Agreement to provide the Group the following unconditional and conditional payment deferrals (determined on an aggregate basis with management fees, which are described in Item 10 “Additional Information”– Section B “Memorandum and Articles of Association”):

•

€ 25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 were or will be unconditionally deferred and converted into a subordinated long term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalized through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023; and

•

additional management fees and, as necessary, royalties, in a maximum aggregate amount of € 25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral. The amount of the deferral will depend on the Performance Indicator calculated for the relevant fiscal year. For a full description of this deferral mechanism, see Item 5 “Operating and Financial Review and Prospects” – Section B.2.1 “Debt – 2005 Financial Restructuring” – paragraph “Performance Indicator”.

The table below sets out the amount of royalties paid by the Company with respect to fiscal years 1992 through 2006:

	Royalties
Fiscal year	(€ in millions)
1992	30.0
1993	39.9
1994	-	(1)
1995	-	(1)
1996	-	(1)
1997	-	(1)
1998	-	(1)
1999	21.8	(2)
2000	21.5	(2)
2001	21.7	(2)
2002	23.9	(2)
2003	5.6	(2)(3)
2004	47.2	(4)
2005	34.4
2006	37.1	(5)

(1)	In accordance with the terms of the 1994 Financial Restructuring, TWDC waived royalties in respect of fiscal years 1994 through 1998.
(2)

In accordance with the terms of the 1994 Financial Restructuring, from fiscal year 1999 through fiscal year 2003 inclusive, the amount of royalties due by the Company was 50% of the amount originally provided for under the License Agreement.

(3)	In fiscal year 2003, € 16.9 million of royalties were conditionally waived.
(4)	This amount was paid upon completion of the Share Capital Increase.
(5)

Total royalties expense recorded in fiscal year 2006 was € 51.3 million. Of this amount, € 37.1 million were paid in December 2006 and, in accordance with the terms of 2005 Restructuring, the payment of € 14.2 million was deferred and transferred to subordinated long term borrowings. See Item 19 “Financial Statements and Exhibits” – Note 12(f) for additional information.

The License Agreement gives TWDC substantial rights and discretion to approve, monitor and enforce the use of TWDC intellectual properties within the Resort. The License Agreement has an initial term of 30 years and can be renewed for up to three additional 10-year terms at the option of either party. The License Agreement may be terminated by TWDC upon the occurrence of certain events, including the removal or replacement of the Management Company (Gérant), a change in control, directly or indirectly, of the Company, certain affiliates and the Phase IA Financing Company, the liquidation of such companies, the imposition of laws or regulations that prohibit the Company, certain affiliates and the Phase IA Financing Company from performing any of their material obligations under the License Agreement or the imposition of taxes, duties or assessments that would materially impair distributable earnings of these entities.

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

Other services

The Group has an agreement with the Walt Disney Internet Group (“WDIG”) for the hosting of the Group’s Internet sites. The agreement was entered into after a competitive bidding process that included independent third-party service providers and expired on September 30, 2006. This agreement was extended under substantially equivalent terms and conditions for an additional period of twelve months.

The Group has an agreement with Disney Destination LLC for the provision of UK call center services. The majority of Disneyland Resort Paris’ UK trade and consumer calls were up to recently outsourced to a UK call center which also managed the travel services and guest care teams. Based on the outcome of a number of tests, it appeared that such calls could be handled within the existing Disney Destination LLC -managed call center sites with equal or better performance and at a significant cost saving to the Group. This agreement commenced on October 1, 2006 and lasts until September 30, 2009.

B.    BUSINESS OVERVIEW

See above Section A. “History and Development of the Group”.

C.    ORGANISATIONAL STRUCTURE

C.1.    Holding Company

Euro Disney S.C.A. (the “Company”)

Euro Disney S.C.A. is the holding company of the Group and is the listed company, structured as a limited partnership (société en commandite par actions). The main asset of the Company is its investment in 82% of the share capital of its subsidiary, EDA. The general partner of the Company is EDL Participations S.A.S., a French simplified corporation (société par actions simplifiée) and an indirect wholly-owned subsidiary of TWDC. The Management Company of the Company is Euro Disney S.A.S., also a French simplified corporation and an indirect wholly-owned subsidiary of TWDC.

The Company is a société en commandite par actions (“S.C.A.” – similar in certain respects to a master limited partnership in the U.S.) organized under the laws of the French Republic. The Company was originally organized and incorporated in Paris on December 17, 1985 under the name Mivas S.A., in the form of a French société anonyme (“S.A.” – similar to a U.S. corporation), which was closely held. In 1988, EDL Holding Company, a Delaware corporation wholly-owned by The Walt Disney Company and currently owner of approximately 39.8% of the shares of the Company’s common stock, acquired 99% of the shares of Mivas S.A., whose corporate name was changed to Société d’Exploitation d’Euro Disneyland S.A. At an extraordinary meeting held in February 1989, the shareholders of Société d’Exploitation d’Euro Disneyland S.A. decided to modify its corporate form from an S.A. to an S.C.A. and to change its corporate name to Euro Disneyland S.C.A. In November 1989, Euro Disneyland S.C.A. became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium. At the annual general meeting of shareholders on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted.

C.2.    Operating Companies

Euro Disney Associés S.C.A. (“EDA”)

EDA operates Disneyland Park and Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch and the golf course and manages the real estate development segment of the Group.

EDA, structured as a limited partnership (société en commandite par actions), is a direct subsidiary of the Company, which holds 82% of its share capital. The remaining 18% is held by two French simplified corporations that are indirect wholly-owned subsidiaries of TWDC: EDL Corporation S.A.S. and Euro Disney Investments S.A.S. The general partners of EDA are Euro Disney Commandité S.A.S., a French simplified corporation and a direct wholly-owned subsidiary of the Company (the controlling general partner), Euro Disney Investments S.A.S. and EDL Corporation S.A.S. The Management Company is Euro Disney S.A.S.

EDL Hôtels S.C.A.

EDL Hôtels S.C.A., a direct wholly-owned subsidiary of EDA, which operates all of the Hotels except the Disneyland Hotel and the Davy Crockett Ranch, and also Disney Village, is structured as a French limited partnership governed by the same principles as EDA.

The general partner of EDL Hôtels S.C.A. is EDL Hôtels Participations S.A.S., a French simplified corporation and direct wholly-owned by EDA. The Management Company of EDL Hôtels S.C.A. is Euro Disney S.A.S., which is also the Management Company of the Company and EDA.

C.3.    Financing Companies

The Financing Companies described below are not owned by the Company but are included in the consolidated reporting group under IFRS. See Item 19 “Financial Statements and Exhibits” – Note 3 “Consolidation Principles”.

Phase IA Financing Company

The Phase IA Financing Company, a company incorporated as a French partnership (société en nom collectif), owns Disneyland Park and leases it to EDA.

The partners of the Phase IA Financing Company are various banks, financial institutions and companies holding an aggregate participation of 83%, and Euro Disneyland Participations S.A.S., a French simplified corporation and an indirect wholly-owned subsidiary of TWDC, holding a participation of 17%. The Group has no ownership interest in the Phase IA Financing Company. The Company is jointly liable for a significant portion of the indebtedness of the Phase IA Financing Company (approximately two-thirds of the outstanding indebtedness due under the Phase IA Credit Facility). The partners are subject to unlimited joint and several liabilities for the financial obligations of the Phase IA Financing Company. The banks that are parties to the Phase IA Credit Facility and the CDC, with regards to CDC Prêts Participatifs, have effectively waived any recourse against the partners of the Phase IA Financing Company. The Phase IA Financing Company has generated tax losses due to interest charges during the construction period and depreciation expenses from Opening Day until December 31, 1996. The legal structure of the Phase IA Financing Company enabled its partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IA Financing Company at an interest rate below the market rate.

The Phase IA Financing Company is managed by a management company, Société de Gérance d’Euro Disneyland S.A.S., a French simplified corporation and an indirect wholly-owned subsidiary of TWDC.

Phase IB Financing Companies

The Phase IB Financing Companies are incorporated as French partnerships and are governed by the same principles as the Phase IA Financing Company. Each of these companies (i) rents the land on which the related hotel or Disney Village, as the case may be, is located, from EDL Hôtels S.C.A., (ii) owns the related hotel or Disney Village, as the case may be, and (iii) leases the related hotel or Disney Village, to EDL Hôtels S.C.A.

The partners of the Phase IB Financing Companies are various banks and financial institutions that are creditors of the Phase IB Financing Companies. The Legally Controlled Group has no ownership interest in the Phase IB Financing Companies. EDL Hôtels S.C.A., an affiliate of the Company, has guaranteed all the obligations of the Phase IB Financing Companies with respect to the loans extended by their lenders and partners. The partners of the Phase IB Financing Companies are normally subject to unlimited joint and several liabilities for the obligations of the Phase IB Financing Companies. However, the creditors of the Phase IB Financing Companies have waived any recourse against the partners of the Phase IB Financing Companies. The Phase IB Financing Companies have consistently generated tax losses primarily due to interest charges during the construction period and depreciation expense from Opening Day until December 31, 1995 with the exception of Centre de Divertissements Associés S.N.C., which generated tax losses until December 31, 1998. The legal structure of the Phase IB Financing Companies enabled their partners to take these French tax losses directly into their own accounts for French tax purposes. In return, the partners agreed to provide subordinated partner advances to the Phase IB Financing Companies at an interest rate below the market rate.

Pursuant to the respective by-laws of the Phase IB Financing Companies, the management company of each of the Phase IB Financing Companies is EDL Services S.A.S., a direct wholly-owned subsidiary of EDA.

Centre de Congrès Newport S.A.S.

Centre de Congrès Newport S.A.S., a French simplified corporation and an indirect wholly-owned subsidiary of TWDC, entered into a ground lease with EDL Hôtels S.C.A. pursuant to which it financed and acquired the Newport Bay Club Convention Centre and, when completed, leased it back to EDL Hôtels S.C.A.; EDL Hôtels S.C.A. has an option to repurchase such assets.

C.4.	Ownership Structure of the Group

The Group structure as of the date of this Annual Report on form 20-F is illustrated in the diagram set forth below.

TWDC
100%
DISNEY ENTERPRISE Inc. (US)
99.9%
EDL Participations S.A.S.
100%
EDL Holding Company (US)
Walt Disney International France S.A.S.
100%
100%
Walt Disney Participations S.A.S.
Prince Alwaleed*
Other Shareholders
50,2%
10%
39,8%
Euro Disney S.A.S.
100%
Euro Disney S.C.A.
Centre de Congrès Newport S.A.S.
100%
100%
Euro Disney Commandité S.A.S.
EDL S.N.C. Corporation (US)
100%
EDL Corporation S.A.S.
100%
82%
9%
Euro Disney Associés S.C.A.
Société de Gérance d'Euro Disneyland S.A.S.
100%
Euro Disney Investments, Inc. (US)
100%
100%
Euro Disney Investments S.A.S.
9%
Euro Disneyland Participations S.A.S.
100%
17%
Euro Disneyland S.N.C.
100%
EDL Services S.A.S
EDL Hôtels Participations S.A.S.
100%
Euro Disneyland Imagineering S.A.R.L.
100%
Centre de Divertissements Associés S.N.C.
ED Resort Services S.A.S.
100%
99,9%
EDL Hôtels S.C.A.
Newport Bay Club Associés S.N.C.
Val d'Europe Promotion S.A.S.
100%
Cheyenne Hotel Associés S.N.C.
Les Villages Nature de Val d'Europe S.A.R.L.
50%
Hôtel New York Associés S.N.C.
S.C.I. Clos Sylvelle
9%
FLO Kingdom S.A.S.
5%
S.E.T.E.M.O Imagineering S.A.R.L.
100%
Sequoia Lodge Associés S.N.C.
S.C.I. Les Longères
9%
FLO Evergreen S.A.S.
5%
Convergence Achats S.A.R.L.
50%
Hôtel Santa Fe Associés S.N.C.
ED Spectacles S.A.R.L.
80%
Euro Disney Vacances S.A.S.
100%
ED Vacaciones S.A. (Spain)
99,9%
ED Finances S.N.C. (4 entities)
50%
50%
Débit de Tabac S.N.C.
40%
60%
TWDC Subsidiaries
French Gaap Legally Controlled Group
Phase IA/IB Financing Company (Consolidated)
Management
Ownership
General Partner

D.	PROPERTY, PLANT AND EQUIPMENT

The Group’s resort-related facilities are comprised of the two Theme Parks (including related support buildings), the seven themed Hotels, Disney Village and the golf course. The Group leases all of these facilities except Walt Disney Studios Park, Disneyland Hôtel, Davy Crockett Ranch and the golf course, which the Group owns. See Item 4 “Information on the Group” – Section C.3. “Financing Companies” for additional information on the Group’s leases. These facilities are all located in Marne-la-Vallée, France. The Company believes that the Group’s facilities are suitable and adequate for the conduct of its business.

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

For a description of the Group’s capital expenditures during the past two fiscal years, See Item 5 “Operating and Financial Review and Prospects” – Section B “ Liquidity and Cash Resources – Capital Investment”.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Consolidated Financial Statements, the related notes thereto included in Item 19 “Financial Statements and Exhibits” herein and Item 3 “Key Information” – Section D “Risk Factors”. The Group’s Consolidated Financial Statements have been prepared in accordance with IFRS, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to the consolidated results of operations and financial position, see Item 19 “Financial Statements and Exhibits” – Note 25. There are no material differences between IFRS as endorsed by the European Union and IFRS as issued by the International Accounting Standards Board (“IASB”).

A.    OPERATING RESULTS

Revenues increased 4.5% to € 1,087.7 million in fiscal year 2006 reflecting increases in Theme Parks attendance and Hotel occupancy. Theme Parks revenues increased 5.4% to € 579.2 million, following an increase of 0.5 million in attendance, which reached 12.8 million in 2006. Hotel and Disney Village revenues increased 4.2% to € 412.2 million due to a higher occupancy rate of 83.5% compared to 80.7% for fiscal year 2005, as well as increased guest visitations at Disney Village.

Costs and expenses for fiscal year 2006 grew 1.6% compared to the prior year reflecting management’s ongoing focus on cost containment. The Group’s operating margin improved € 29.5 million to a loss of € 2.4 million for fiscal year 2006, from a loss of € 31.9 million in the prior year. Other net financial charges increased over the period due to a higher effective interest rate on the Group’s debt.

For fiscal year 2006, net losses of the Group amounted € 88.6 million. Excluding the non-recurring, non-cash gain in fiscal year 2005 that resulted from the 2005 Restructuring, net loss on a comparable basis1 attributable to equity holders of the parent decreased 20.5% from the prior year to € 73.1 million. Net loss on a comparable basis attributable to minority interests decreased 22.5% from the prior year to € 15.5 million.

Cash and cash equivalents increased € 24.2 million from the prior year to € 266.4 million.

[1]

Net loss on a comparable basis is before the effect of a debt modification adjustment made to the previously reported 2005 net loss amount in accordance with the requirements of IFRS. Please refer to table “Comparable basis results” for a reconciliation of the Group's Net loss to Net loss on a comparable basis on the following page.

A.1. Fiscal year 2006 operating results

Condensed consolidated statements of income

	Fiscal year		Variance
(€ in millions)	2006	2005	Amount	%
Revenues	1,087.7	1,040.6	47.1	4.5%
Costs and expenses	(1,090.1)	(1,072.5)	(17.6)	1.6%

Operating margin	(2.4)	(31.9)	29.5	(92.5)%
Gains from debt modifications (1)	-	58.9	(58.9)	n/m
Other net financial charges	(86.3)	(78.3)	(8.0)	10.2%
Income from equity investments	0.1	(0.7)	0.8	n/m

Loss before taxes	(88.6)	(52.0)	(36.6)	70.4%
Income tax benefit (expense)	-	(1.1)	1.1	n/m

Net loss	(88.6)	(53.1)	(35.5)	66.9%

Net loss attributable to:
Equity holders of the parent	(73.1)	(43.7)	(29.4)	67.3%
Minority interests	(15.5)	(9.4)	(6.1)	64.9%

n/m: Non material

(1)

In accordance with IFRS and as a result of the 2005 Restructuring, certain of the Group’s loans were significantly modified and were thus accounted for as having been extinguished and replaced. The difference between the fair value of the new debt and the carrying value of the existing debt was recorded as a € 58.9 million non-recurring gain in 2005.

Comparable basis results

	Fiscal year		Variance
(€ in millions)	2006	2005	Amount	%
Net loss	(88.6)	(53.1)	(35.5)	66.9%
Excluding:
Gains from debt modifications	-	(58.9)	58.9	n/m

Net loss on a comparable basis	(88.6)	(112.0)	23.4	(20.9)%

Net loss on a comparable basis attributable to:
Equity holders of the parent	(73.1)	(92.0)	18.9	(20.5)%
Minority interests	(15.5)	(20.0)	4.5	(22.5)%

A.2. Operating	Statistics

The following table provides information regarding the key operating indicators of the Group:

	Fiscal year		Variance
	2006	2005	Amount	%
Theme Parks attendance (in millions) (1)	12.8	12.3	0.5	4.1%
Theme Parks spending per guest (2) (in €)	44.8	44.3	0.5	1.1%

Hotel occupancy rate (3)	83.5%	80.7%		+ 2.8 ppt
Hotel total spending per room (4) (in €)	179.5	179.1	0.4	0.2%

(1)	Theme Parks attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
(2)	Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding value added tax.
(3)	Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)	Average daily room price and spending on food, beverage and merchandise and other services sold in Hotels, excluding value added tax.

The increase of 0.5 million in Theme Parks attendance primarily reflects the solid performance during the second half of the year. Attendance by French visitors increased 12% over the prior year resulting in a French visitors’ share of total visits up from 39% to 42%. This was mostly as a result of special offers targeted at local markets, including a new ticket, the “Francilien”, marketed in the Ile-de-France region, as well as special offers made to certain workers councils (“Comités d’Entreprise”).

Hotel occupancy rates increased 2.8 percentage points, which translated into an additional 59,000 room nights compared to fiscal year 2005. This increase was mostly driven by higher attendance of Spanish visitors, who predominantly stayed on-site.

Theme Parks spending per guest increased 1.1%, driven by a moderate price increase in Theme Parks admissions partially offset by special offers.

A.3.    Results of Operations for fiscal year 2006 compared with fiscal year 2005

Revenues

Revenues of the Group were generated from the following sources:

	Fiscal year		Variance
(€ in millions)	2006	2005	Amount	%
Theme parks	579.2	549.7	29.5	5.4%
Hotels and Disney Village	412.2	395.4	16.8	4.2%
Other	66.9	66.8	0.1	0.1%

Resort segment	1,058.3	1,011.9	46.4	4.6%
Real estate development segment	29.4	28.7	0.7	2.4%

Total revenues	1,087.7	1,040.6	47.1	4.5%

Theme Parks revenues increased 5.4% to € 579.2 million from € 549.7 million in the prior year, primarily as a result of increased attendance and average spending per guest on admission. Increases in attendance levels are largely the result of new marketing and sales initiatives aimed at attracting the local French market, special offers and the opening of Buzz Lightyear Laser Blast®.

Hotels and Disney Village revenues increased 4.2% to € 412.2 million from € 395.4 million in the prior year reflecting higher Hotel occupancy and guest visitation at Disney Village.

Other revenues mainly include participant sponsorships, transportation and other travel services sold to guests. Other revenues remained stable at € 66.9 million compared to € 66.8 million in the prior year.

Real estate development segment revenues increased € 0.7 million to € 29.4 million from € 28.7 million in the prior year, due to land sales of residential property made as part of our long term development plan, primarily near the Resort’s golf course and the commercial area of Val d’Europe town center.

Costs and Expenses

Costs and expenses were composed of:

	Fiscal year		Variance
(€ in millions)	2006	2005	Amount	%
Direct operating costs (1)	874.4	860.3	14.1	1.6%
Marketing and sales expenses	106.3	105.5	0.8	0.8%
General and administrative expenses	109.4	106.7	2.7	2.5%

Total costs and expenses (2)	1,090.1	1,072.5	17.6	1.6%

(1)	For fiscal years 2006 and 2005, direct operating costs included royalties and management fees of € 62.2 million and € 59.4 million, respectively.
(2)	For fiscal years 2006 and 2005, costs and expenses included depreciation and amortization for € 150.3 million and € 146.0 million, respectively.

Costs and expenses for fiscal year 2006 increased 1.6% to € 1,090.1 million from € 1,072.5 million, although Theme Parks attendance and Hotel occupancy increased 4.1% and 2.8 percentage points, respectively. This increase was largely due to increases in labor costs and business tax as well as incremental depreciation and amortization related to the opening of Buzz Lightyear Laser Blast® in April 2006.

Other net financial charges

Other net financial charges were composed of:

	Fiscal year		Variance
(€ in millions)	2006	2005	Amount	%
Financial income	5.1	4.0	1.1	27.5%
Financial expense	(91.4)	(82.3)	(9.1)	11.1%

Other net financial charges	(86.3)	(78.3)	(8.0)	10.2%

Other net financial charges increased over the period due to a higher effective interest rate on the Group’s debt.

Net loss

For fiscal year 2006, net losses of the Group amounted to € 88.6 million. Excluding the non-recurring, non-cash gain in fiscal year 2005, which amounted to € 58.9 million, net loss on a comparable basis attributable to equity holders of the parent decreased 20.5% from the prior year to € 73.1 million.

B.	LIQUIDITY AND CAPITAL RESOURCES

B.1. Capital	Investment

	Fiscal year
(€ in millions)	2006	2005
Resort segment	121.9	95.7
Real estate development segment	-	-

Capital investment	121.9	95.7

Resort segment capital expenditures primarily included expenditures associated with the Development Plan approved as part of the 2005 Restructuring.

At the end of fiscal year 2006, € 115.4 million had been cumulatively incurred on the development and construction of Theme Parks improvements including Buzz Lightyear Laser Blast® attraction for Disneyland Park, Cars Race Rally, Crush’s Coaster and The Twilight Zone Tower of Terror for Walt Disney Studios.

B.2.    Cash Flows and Liquidity

Cash and cash equivalents as of September 30, 2006 was € 266.4 million, up € 24.2 million from the prior year. This increase in cash and cash equivalents resulted from:

(€ in millions)	Fiscal year 2006
Cash flows generated by operating activities	151.9
Cash flows used in investing activities	(131.2)
Cash flows generated by financing activities	3.5

Increase in cash and cash equivalents	24.2

Cash flows generated by operating activities amounted to € 151.9 million compared to € 25.2 million in the prior year, reflecting improved operating performance during the year as well as payments made in 2005 related to 2004 royalties and management fees and previously deferred interest on certain loans. In 2006 and 2005, certain royalties, management fees and interest expense were accrued in borrowings, but not paid.

Cash flows used in investing activities totaled € 131.2 million, an increase of € 56.2 million, which primarily reflects capital expenditures related to the projects associated with the Development Plan.

Cash flows generated by financing activities totaled € 3.5 million and primarily related to releases of debt security and other deposits back to the Group during the year.

Based on existing cash positions, liquidity from the undrawn € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the 2005 Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future, subject to the Group’s compliance with its debt agreements as discussed below.

The Group has covenants under its debt agreements that limit its investments and financing activities. Beginning with fiscal year 2006, the Group must also meet financial performance covenants that necessitate improvements to its operating margin. The Group received confirmation from a third-party reviewer in December 2006 that it has complied with these covenants for fiscal year 2006. This compliance was achieved through revenue growth which outpaced the increase in the Group’s costs and expenses during the period.

For fiscal year 2007, if compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s Development Plan) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continuing cost containment, without the need for any of the additional measures referred to above.

See “2005 Financial Restructuring” below for a description of the Group’s financial performance covenants. See Item 3 “Key Information” – Section D “Risk Factors” for a further discussion of the consequences and courses of action that would be available to the Group, in the event of a default in the financial performance covenants.

B.2.1.    Debt

The Group’s borrowings as of September 30, 2006 are detailed below (the various loans are presented in more detail in Item 5 “Operating and Financial Review and Prospects” – Section F “Tabular Disclosure of Contractual Obligations”):

		Fiscal year 2006
(€ in millions)	September 2005	Increase		Decrease		September 2006
CDC senior loans	242.5	-		-		242.5
CDC subordinated loans	718.6	19.8		-		738.4
Credit facility – Phase IA	262.3	2.6		-		264.9
Credit facility – Phase IB	115.9	0.9		-		116.8
Partner advances – Phase IA	304.9	-		-		304.9
Partner advances – Phase IB	92.5	0.1		-		92.6
TWDC loans	152.3	27.6		-		179.9
Capitalized lease obligation	1.0	-		(0.4)	(1)	0.6

Sub-total long term	1,890.0	51.0		(0.4)	(1)	1,940.6

Capitalized lease obligation	0.5	0.4	(1)	(0.2)		0.7

Sub-total short term	0.5	0.4	(1)	(0.2)		0.7

Total borrowings (excl. accrued interest)	1,890.5	51.4		(0.6)		1,941.3

(1)	Transfers from long term to short term.

The Group’s principal indebtedness (excluding accrued interest) increased € 50.8 million to € 1,941.3 million as of September 30, 2006 compared to € 1,890.5 million as of September 30, 2005. This increase is primarily associated with the € 19.8 million conversion of CDC subordinated loans accrued interest into subordinated long term debt and the conversion of € 25 million of management fees and royalties payable for fiscal year 2005 into subordinated long term debt.

2005 Financial Restructuring

The following section summarizes the principal terms of the 2005 Restructuring, including the Group’s financial performance covenants that were put into place in connection with the 2005 Restructuring. Compliance with the covenants has been based on performance indicators determined in accordance with French Generally Accepted Accounting Principles (“French GAAP”), as the process of transition to IFRS for purposes of these covenants was still underway as of September 30, 20061. Accordingly, certain financial information in this section has been determined under French GAAP, and is different from the corresponding amounts that would be determined under IFRS.

The Company began negotiating the 2005 Restructuring in light of reduced revenues and increased losses that the Company incurred in fiscal year 2003. The reduction in revenues was primarily the result of a prolonged downturn in European travel and tourism combined with challenging general economic and geopolitical conditions in key markets. While this was partially offset by the impact of the opening of Walt Disney Studios Park, the number of visitors and revenues generated by the new park were below expectations. The increased losses were a result of reduced revenues, as well as higher operating costs and marketing expenses in connection with the opening of the Walt Disney Studios Park.

As a result of this situation, the Company determined that it would not be able, in the absence of a new restructuring, to comply with certain financial covenants contained in its credit agreements in the near term, or to meet certain of its financial obligations. The Company also determined that, absent such a restructuring, it would not have the financial resources or the authority under its credit agreements to invest in new attractions and improvements.

At the time it began negotiations with its lenders, the Company obtained limited waivers of certain covenant violations, which were successively renewed as the negotiations progressed.

In September 2004, the Company and certain companies of the Group signed a memorandum of agreement with the Group’s lenders and TWDC on a comprehensive restructuring of the Group’s financial obligations. The final conditions necessary to implement the 2005 Restructuring were completed in February 2005. The 2005 Restructuring provided new cash resources, reduced or deferred certain of the Group’s cash payment obligations and gave the Group more flexibility to invest in new attractions and in the development of the Resort and its surrounding areas.

The 2005 Restructuring transformed the Company into a holding company. Substantially all the assets and liabilities of the Company were transferred to EDA, which became the primary operating company for the Group.

The principal features of the 2005 Restructuring were the following:

•	A share capital increase with gross proceeds of € 253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of € 0.09 each.

•

A new € 150 million credit line made available by TWDC to replace the expired € 167.7 million credit line. In addition, TWDC forgave € 10 million of the expired credit line and converted € 110 million of the remaining balance to subordinated long term debt.

[1]

In February 2007, the Group obtained approval from its lenders on amendments to its covenants to take into account changes related to the implementation of IFRS (see paragraph “Changes in accounting principles” below).

•	Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Group’s financial performance).

•

Interest accrued from fiscal year 2005 through fiscal year 2014 under the CDC Walt Disney Studios Park Loans (in the aggregate, € 22.7 million of interest per fiscal year) is subject to conditional deferral. The projected maximum amount of such conditional deferral is € 20.2 million per year from fiscal years 2005 through 2012 (as € 2.5 million will be permanently forgiven in each of such fiscal years) and € 22.7 million per year for fiscal years 2013 and 2014.

•

The amount of such conditional deferral depends on the Performance Indicator for the relevant fiscal year. For a detailed description of this deferral mechanism, see subsection “Performance Indicator” below.

•

Deferred interest is converted into a long term subordinated debt obligation, bearing interest at 5.15% per annum (interest being capitalized into borrowings through January 1, 2017 and payable annually thereafter), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid in full, starting in 2023.

•	Elimination of the obligation to maintain debt security deposits, in exchange for which the Company will pay increased interest rates on some of its debt.

•

Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming fiscal years, partially on an unconditional basis (total € 125 million) and partially on a conditional basis (up to € 200 million), depending on the Group’s financial performance.

•

Avoidance of lease-related payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA).

•	Bank authorization to implement a € 240 million plan (the “Development Plan”) to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The other significant terms of the 2005 Restructuring and its impact on the Group are described in the Group’s 20F Form filed with the SEC on April 4, 2006.

The 2005 Restructuring provided liquidity, including protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures), as well as capital to invest in new rides and attractions.

Performance Indicator

Certain of the financial obligations of the Group following the 2005 Restructuring will be affected by a financial Performance Indicator for each fiscal year, which is approximately equal to the Group’s earnings before interest, taxes, depreciation and amortization, adjusted for certain items described below. The Performance Indicator will be used to determine:

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

The Performance Indicator for a given fiscal year is equal to the Group’s consolidated net income (loss), after profit or loss allocated to minority interests, as reported in the consolidated audited financial statements for such fiscal year determined in accordance with generally accepted accounting principles and rules in France, consistently applied, after removing the effect of the following:

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

CDC Walt Disney Studios Park Loans

If the Performance Indicator for a given fiscal year is less than the Reference Performance Indicator set forth below for such fiscal year, then interest on the CDC Walt Disney Studios Park Loans is deferred by an amount for such fiscal year equal to the excess of the Reference Performance Indicator over the Performance Indicator. For purposes of the conditional deferral of interest on the CDC Walt Disney Studios Park Loans, the Reference Performance Indicators are equal to € 263.9 million, € 257.5 million, € 280.4 million, € 288.1 million, € 292.2 million, € 315.6 million, € 327.7 million, € 340.8 million and € 355.6 million for each of fiscal years 2006 through 2014, respectively.

Royalties and Management Fees

If the Performance Indicator for a given fiscal year (starting in fiscal year 2007) is less than the Reference Performance Indicator set forth below for such fiscal year, then royalties and management fees otherwise due to affiliates of TWDC will be deferred by an amount equal to the excess (up to a maximum of € 25.0 million) of the Reference Performance Indicator over the Performance Indicator. For purposes of the conditional deferral of royalties and management fees, the Reference Performance Indicators are € 282.5 million, € 305.4 million, € 313.1 million, € 317.2 million, € 340.6 million, € 352.7 million, € 365.8 million and € 380.6 million for each of fiscal years 2007 through 2014, respectively.

Debt Covenants

The Group’s debt agreements include covenants which primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with a financial ratio threshold. In the case of non-compliance with these covenants, the lenders can demand accelerated repayment of the debt (see Item 3 “Key Information” – Section D “Risk Factors”). Provided below is more detailed information on the significant aspects of the Group’s debt covenants.

Financial Covenants

If the Performance Indicator for a given fiscal year from fiscal year 2006 through fiscal year 2014 is less than the Reference Performance Indicator set forth below, then the Group is required to comply with the debt service coverage ratios described below. For purposes of this financial covenant, the Reference Performance Indicators are € 243.7 million, € 237.3 million, € 260.2 million, € 267.9 million, € 272.0 million, € 295.4 million, € 307.5 million, € 318.1 million and € 332.9 million for each of fiscal years 2006 through 2014, respectively.

As a result of the 2005 Restructuring, the Group is obliged to respect certain financial covenant requirements and must meet minimum performance objectives. The Group is subject to a covenant based on the debt service coverage ratio (“DSCR”) and the forecasted debt service coverage ratio (“Forecast DSCR”). From fiscal year 2006 through fiscal year 2014 inclusive, the debt service coverage ratio requirement applies only if the Performance Indicator for a given fiscal year is below its annual reference level for purposes of this covenant, as described above. From fiscal year 2015, the debt service coverage ratio will apply without regard to the Performance Indicator until the repayment in full of the CDC Walt Disney Studios Park Loans. For fiscal year 2006, Group’s performance under these ratios exceeds the minimum requirements.

The debt service coverage ratio is defined as the ratio of: the Group’s Performance Indicator for a given fiscal year, less any royalties and management fees payable to affiliates of TWDC that are not deferred, less the amount of certain expenditures for major renovations and all other capital investments (excluding capitalized interest and the investments of the development plan described in Item 4.A.2 above “Information on the Group – Strategic Overview”), less any corporate income tax paid, plus certain financial investment income, to the Group’s total debt service obligations.

For any fiscal year in which the debt service coverage ratio applies, the Group will also be required to maintain a forecast ratio calculated on the basis of the projected debt service obligations for the immediately following year. The forecasted results used for the Forecast DSCR are the lower of the actual management forecast for the following year or the current fiscal year results escalated at 3%.

The required levels of DSCR and Forecast DSCR are set forth in the following table:

Debt service coverage ratios (DSCR and Forecast DSCR)

Minimum values charts to be achieved for each fiscal year

Fiscal year	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017 and thereafter
DSCR	1.80	2.35	1.45	1.20	1.05	1.00	1.00	1.10	2.60	1.40	3.10	1.30
Forecast DSCR	2.45	1.30	1.20	1.00	1.00	1.00	1.05	2.50	1.05	2.90	1.30	1.30

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

Changes in Accounting Principles

In the event of a change in accounting principles and rules and/or changes in the scope of consolidation of the Group, the Performance Indicator and, if necessary, the Reference Performance Indicator is to be adjusted to reflect the accounting change. The adjusted Performance Indicator in these situations (the “Pro-Forma Performance Indicator”) will replace the Performance Indicator.

As a consequence of the implementation of IFRS beginning in fiscal year 2006 and in accordance with agreements with lenders, the Group had to calculate, for fiscal year 2006, a Performance Indicator based on IFRS data, adjusted for differences between IFRS and French GAAP. This generally resulted in a Performance Indicator that would have been calculated if French GAAP had still been applied. This “Pro Forma Performance Indicator” replaced the Performance Indicator as defined above for fiscal year 2006. For the subsequent fiscal years, the current Performance Indicator definition as well as the calculation of the debt service coverage ratio and the investment level defined above have been amended to take into accounts changes related to IFRS implementation. These amendments aim to neutralize the impact of IFRS as applied by the Group as of September 30, 2006 on the calculation of the Performance Indicator, the debt service coverage ratio and the investment level. The procedure to amend the Performance Indicator is stipulated in the agreements with lenders and equally applies to the calculation of the debt service coverage ratio and the investment level. In February 2007, the Group obtained approval from its lenders on these amendments.

Fiscal Year 2006 Performance Indicator

For fiscal year 2006, the Pro Forma Performance Indicator, € 223.6 million, was less than the Reference Performance Indicators, which are used to determine the amount of interest to be deferred on the CDC Walt Disney Studios Park Loans and to calculate the Group’s debt service coverage ratios. Consequently, € 20.2 million of interest owed on December 30, 2006 on the CDC Walt Disney Studios Park Loans, will be deferred and converted into long term borrowings. The Group has calculated the debt service coverage ratio (“DSCR”) and the forecasted debt service coverage ratio (“Forecast DSCR”). For fiscal year 2006, DSCR amounting to 2.1 and Forecast DSCR exceeded the minimum requirements.

Restrictions on Capital Expenditures

After the 2005 Restructuring, the maximum amount of the authorised recurring investments (meaning capital and major fixed asset renovation expenditures, excluding development investment) were € 62.3 million in fiscal year 2006, € 51.8 million in fiscal year 2007, € 51.5 million in fiscal year 2008 and € 68.7 million in fiscal year 2009, with the amounts potentially subject to adjustment upwards or downwards depending on revenues. After fiscal year 2009, if the Group has not exhausted the cash flow benefit of the conditional deferral of interest under the CDC Walt Disney Studios Park Loans and the conditional deferral of management fees and royalties, these expenditures will continue to be permitted up to 5% of the prior fiscal year consolidated revenues (excluding participant revenues), within the limit of 25% of the Reference Performance Indicator for the prior fiscal year.

As described in Item 19 “Financial Statements and Exhibits”, the IFRS implementation significantly impacted the consolidated revenues. Under IFRS, revenues generated in transactions where the Group acts as agent and not principal are required to be classified net of the related cost of sales (i.e. reported revenue is the net commission on such transaction). As a consequence, the Group calculated a pro-forma consolidated revenue to calculate the maximum authorized investments level. The Group will follow the procedure stated in the agreements with lenders in case of changes in Accounting Principles as described in section above under “Changes in Accounting Principles”.

The agreements implementing the 2005 Restructuring provide the Group with the necessary bank authorizations for the Development Plan between fiscal years 2005 and 2009 primarily consisting of investments in Theme Parks. These new investments include Buzz Lightyear Laser Blast®, which opened on April 8, 2006, and will include new attractions focused on families with small children as well as a major new attraction in the Walt Disney Studios Park. As of September 30, 2006, € 115.4 million of the total € 240 million authorized, has been incurred as part of the Development Plan.

Restrictions on Additional Indebtedness

The Group’s debt agreements limit the amount of new indebtedness that the Group can incur. Authorization currently exists to allow the Group to incur a maximum of € 50 million of other new indebtedness (as defined), which includes financial leasing arrangements, certain guarantees and purchases on credit. Financing lease arrangements are limited to a principal amount of up to € 10 million per year.

B.3.    Equity

Shareholders’ equity decreased to € 287.1 million as of September 30, 2006 from € 358.7 million as of September 30, 2005, which reflects the impact of the net loss for fiscal year 2006.

As of September 30, 2006 and September 30, 2005, TWDC, through indirect wholly-owned subsidiaries, held 39.8% of the Company’s shares, and 10% of the Company’s shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. No other shareholder has indicated to the Group that it holds more than 5% of the share capital of the Company. No dividend payment is proposed with respect to fiscal year 2006, and no dividends were paid with respect to fiscal years 2005, 2004 and 2003. As of September 30, 2006 and September 30, 2005, TWDC also held indirectly 18% of the shares of EDA, the operating company of Disneyland Resort Paris.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable.

D.    OUTLOOK

The 2005 Restructuring was an important step in re-establishing the Group’s liquidity and a necessary condition to allow the Group to pursue its development strategy.

In fiscal year 2007, management will pursue a strategy designed to attract new Theme Parks visitors and Hotel guests. Through enhancing products and services to best meet the needs of core guest segments, the Group hopes to increase both guest volume and guest spending.

The Development Plan, which includes the opening of Buzz Lightyear Laser Blast® in fiscal year 2006, followed by Cars Race Rally and Crush’s Coaster in spring of 2007 and The Twilight Zone Tower of Terror early 2008, as well as the celebration of 15th anniversary of Disneyland Park, should provide opportunities to increase revenues.

At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortization resulting from the consolidation of the Financing Companies1 will continue to affect operating margin and net income. Management remains focused on operating margin, however the Group anticipates that it will record net losses for the next several years.

E.    OFF BALANCE SHEET ARRANGEMENTS

E.1.    Off-Balance Sheet Obligations – Contingent Commitments

See Item 5 “Operating and Financial Review and Prospects” – Section F “Tabular Disclosure of Contractual Obligations”.

[1]

The Financing Companies are the companies from which the Group leases an important part of its assets, being the Phase IA Financing Company (Euro Disneyland S.N.C), the Phase IB Financing Companies (Hôtel New-York Associés S.N.C, Newport Bay Club Associés S.N.C., Sequoia Lodge Associés S.N.C., Hôtel Cheyenne Associés S.N.C., Hôtel Santa Fe Associés S.N.C., Centre de Divertissements Associés S.N.C.) and Centre de Congrès Newport S.A.S.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

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

The Group’s financial obligations in respect of these borrowings were undertaken in several phases, corresponding generally to those described in Item 19 “Financial Statements and Exhibits” – Note 1-2. The CDC is one of the principal lenders to the Group, holding both senior loans and subordinated loans (including loans extended in 1999 to finance the construction of Walt Disney Studios Park). The creditors in respect of other loans are bank syndicates. The Group also benefits from advances made by the partners of the special purpose financing companies from which the Group leases assets (those partners are mainly banks, as well as other financing entities). The Group also has use of a credit line granted by TWDC.

The Group’s obligations in respect of these loans and other commitments are described in more detail in Item 19 “Financial Statements and Exhibits” – Notes 12, 16 and 21. The table below sets out the Group’s borrowings as well as other contingent obligations and guarantees as of September 30, 2006:

		Principal payments due
(€ in millions)	September 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
CDC senior loans	242.5	-	2.0	3.5	237.0
CDC subordinated loans	738.4	-	2.2	3.9	732.3
Credit facility – Phase IA	264.9	(2.6)	107.7	124.4	35.4
Credit facility – Phase IB	116.8	(0.9)	29.1	39.3	49.3
Partner advances – Phase IA	304.9	-	-	37.3	267.6
Partner advances – Phase IB	92.6	(0.1)	(0.2)	6.2	86.7
TWDC loans	179.9	-	-	-	179.9
Capitalized lease obligation	0.6	-	0.6	-	-

Sub-total long term	1,940.6	(3.6)	141.4	214.6	1,588.2

Capitalized lease obligation	0.7	0.7	-	-	-

Sub-total short term	0.7	0.7	-	-	-

Total borrowings (excl. accrued interest)	1,941.3	(2.9)	141.4	214.6	1,588.2

Contingent obligations(1)	218.0	1.2	27.0	2.4	187.4
Purchase obligations(2)	0.5	0.5	-	-	-
Other long-term obligations	19.5	4.9	6.3	2.3	6.0

Total contractual obligations	2,179.3	3.7	174.7	219.3	1,781.6

(1)

Of which € 24.6 million corresponding to TWDC waiver of royalties and management fees (see Item 19 “Financial Statements and Exhibits” – Note 16) and € 182.9 million corresponding to TWDC development fees subject to conditions (see below).

(2)	Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.

The Group has provided certain performance guarantees to contractual partners, which, depending on future events, may require the Group to pay an amount ranging from € 0 to € 30.0 million. These guarantees are included in the contingent obligations and other long term obligations disclosed above.

The Company is jointly liable for all of Phase IA Financing Company’s obligations under the Phase IA Credit Facility until their scheduled maturity date in February 2012. These obligations total € 188.7 million as of September 30, 2006 and are included with the € 218.0 million of contingent obligations in the table above.

EDL Hôtels S.C.A. has guaranteed all of Phase IB Financing Companies’ obligations under the Phase IB Credit Facility and the Phase IB Partner Advances until their scheduled maturity date (2017 at the latest). These obligations total € 196.2 million as of September 30, 2006.

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

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Group. The Group and its representatives may from time to time make written or oral statements that are “forward-looking”, including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to the Group’s shareholders. All statements that express expectations and projections with respect to future matters, including the launching or prospective development of new business initiatives; Theme Parks and Resort projects, are forward-looking statements within the meaning of the Act. These statements are made on the basis of management’s views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management’s expectations will necessarily come to pass.

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

Executive Officers of the Management Company

As discussed in Item 10 “Additional Information” – Section B.1 “The Management Company (the Gérant)”, Euro Disney S.A.S. manages the Company.

Karl L. Holz is Chairman and Chief Executive Officer (Président) of the Management Company as of the date of this Annual Report on Form 20-F.

The executive officers of the Management Company are currently as follows:

Executive committee:

Name	Age	Position

Karl L. Holz	55	Chairman & Chief Executive Officer

Dominique Cocquet	59	Senior Vice President – Development & External Relations

George Kalogridis	53	Senior Vice President – Operations

Ignace Lahoud	41	Senior Vice President – Chief Financial Officer

Jeff Archambault	54	Vice President – Communication & Strategic Alliances

Patrick Avice	51	Vice President – Operations

Andrew de Csilléry	39	Vice President – Strategic Planning & Integration

Federico J. Gonzalez	42	Vice President – Marketing

François Pinon	44	Vice President – General Counsel

Norbert Stiekema	42	Vice President – Sales & Distribution

•

Karl L. Holz, Chairman & Chief Executive Officer, was appointed to this position in May 2005. Until this date, he was President & Chief Operating Officer. He spent eight years with TWDC, where he was Vice President of Downtown Disney, and then Senior Vice President of Walt Disney World Operations, before being promoted to President of Disney Cruise Line in 2003. Prior to joining TWDC, he served in various positions as Regional Vice President for Sky Chefs Airport Concession, Inc., and President and Chief Executive Officer of Concession Air, Inc., and also as Vice President of theme parks operations at Knott’s Berry Farm in the United States.

•

Dominique Cocquet, Senior Vice President – Development and External Relations, joined the Group in 1989 as Manager of Real Estate Finance. He was promoted in 1992 to the rank of Vice President in charge of Development & External Relations, and supervised the doubling of the capacity of Disney Village, the creation of Walt Disney Studios Park, the opening of 2,200 additional hotel rooms, and the development of the Val d’Europe community.

•

George Kalogridis, Senior Vice President – Operations, joined the Group in 2006. He began his career with Disney as a member of the opening team of Walt Disney World Resort in Florida. Today he has more than 35 years of experience with Disney, giving him a wide range of operational expertise. Before joining the team in Paris he was Vice President Travel Operations in Florida. He has also held a number of positions at Disneyland Resort in California, including working on the opening of Disney California Adventure Park and Downtown Disney.

•

Ignace Lahoud, Senior Vice President – Chief Financial Officer, was appointed to this position in January 2006. He joined the Group in 1991 as a Financial Analyst and then transferred to The Walt Disney

Company’s Corporate Administration team in Burbank, CA in 1997. Since July 2001, he served as Senior Vice President – CFO for The Walt Disney Company in Latin America.

•

Jeff Archambault, Vice President – Communication & Strategic Alliances was appointed to this position in 2006 and is responsible for corporate and internal communications, community relations and strategic alliances. He joined the Group as part of the opening team in 1992 as Finance Manager for Human Resources and G&A divisions. Since then, he has taken on positions of increasing responsibility including Director – Purchasing & Logistics, Director – Maintenance & Landscaping, Vice President – Park Operations, Vice President – Walt Disney Studios Development and Vice President – Corporate Alliances & Alliance Marketing.

•

Patrick Avice, Vice President – Operations, was appointed to this position in 2007. With more than 25 years of experience in the hospitality industry, he joined the Group in 1990 for the opening of the Disneyland Park where he was part of the Room Research and Development team. From 1992 to 1998 he held various positions in the Resort including General Manager of Disney’s Sequoia Lodge, Disney’s Hotel Santa Fe and Disney’s Hotel Cheyenne as well as the position of Director of Hotel Operations. In 1999, he left the Company to take the position of Vice President – Operations within the group Citadines with the mission of implementing their new “apart’hotels” product. In 2001, Patrick returned to the Group as Vice President, Hotels & Convention Centers until 2007.

•

Andrew de Csilléry, Vice President – Strategic Planning & Integration, was appointed to this position in February 2004. Following a career as a consultant with Touche Ross and Gemini Consulting, he joined the Bass Plc Group (which became the Six Continents Plc Group and is now the Intercontinental Hotels Group) as Regional Vice President of Operations, New Zealand/South Pacific region after holding roles of increasing responsibility within the strategy division of that group.

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

•

François Pinon, Vice President – General Counsel, was appointed in April 2004. From 1989 to 1995, he has held various positions within the Group Legal Department. In 1995, he joined Solidere, a Lebanese company in charge of Beirut reconstruction, as Senior Counsel. In 1997, he became General Counsel of EDS France. He returned to the Group in 2000 as Deputy Legal Counsel.

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

The aggregate compensation and other amounts incurred by the Group on the behalf of the executive officers of the Management Company was € 5.4 million in Fiscal Year 2006 compared to € 6.3 million for Fiscal Year 2005. The compensation of the executive officers of the Management Company during Fiscal Year 2006, including social charges and relocation expenses, was € 4.8 million. In addition to this compensation, during fiscal year 2006 the Group incurred € 0.2 million on welcome and departure packages and € 0.4 million for pension, retirement or similar benefits on the behalf of these executive officers. During the periods presented the size of the executive committee has varied as a result of management changes and reorganizations of the composition of the executive committee. As of September 30, 2006, these same officers held together a total of 33.4 million of the Company’s stock options. The Group bears the cost of all compensation paid to the executive officers of the Management Company in relation to their duties to the Group. No specific extra pension scheme has been set up for the executive officers of the Management Company.

The aggregate compensation paid by the Group to members of the Supervisory Board during fiscal year 2006 was € 152,449. Compensation paid to each member is proportional to attendance at meetings. The individual compensation paid to each member of the Supervisory Board is provided below in Item 10 “Additional Information” – Section B.2 “The Supervisory Board”.

Under the disclosure requirements in France, the Group reported the following fiscal year 2006 stock options transactions with certain members of the Board of Directors and executive officers of the Management Company:

Euro Disney S.C.A Options Granted:

Name	Number of Options(1)	Exercise Price	Expiration Date
Christian Perdrier	500,001	€ 0.11	March 8, 2014

(1)	See Item 17 “Financial Statements” Note 22 to the Consolidated Financial Statements for a description of our stock option plan.

TWDC Options Granted:

Name	Number of Options	Exercise Price	Expiration Date
Thomas Staggs	154,000	$24.865	January 9, 2013
Jay Rasulo	110,000	$24.865	January 9, 2013

TWDC Options Exercised:

Name	Number of Options	Exercise Price
Jay Rasulo	240,000	$26.156
Thomas Staggs	51,000	$21.417
Thomas Staggs	33,660	$21.417
Thomas Staggs	18,000	$21.417
Thomas Staggs	17,340	$21.417
Jeff Archambault	2,000	$20.350

C.	BOARD PRACTICES

See discussion below in Item 10 “Additional Information” – Section B.2 “The Supervisory Board”.

D.	EMPLOYEES

See discussion above in Item 4 “Information on the Group” – Section A.5 “Human Resources Management”.

E.	SHARE OWNERSHIP

No executive officers of the Management Company (Gérant) and no members of the Supervisory Board beneficially own 1% or more of the shares of the Company, either directly or potentially through the exercise of stock options. As of September 30, 2006, to the knowledge of the Company, the aggregate number of shares and voting rights held by members of the Supervisory Board was and the Management Company’s executive committee was 867,576 shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Set forth below as of September 30, 2006, are the number of shares of common stock and percentages owned by each person that is currently known to the Company to own more than 2% of the outstanding shares of the Company’s common stock:

Title of Class	Identity of Person or Group		Amount Owned	Percent of Class (1)
Common Stock	EDL Holding Company	(2)	1,550.5 million shares	39.78%
Common Stock	Kingdom 5-KR-135 Ltd.	(3)	389.8 million shares	10.00%	(4)

(1)	Based on 3,897,649,046 shares of common stock outstanding as of September 30, 2006.
(2)	EDL Holding Company is an indirect wholly-owned subsidiary of The Walt Disney Company.
(3)	A company whose shares are held by trusts for the benefit of HRH Prince Alwaleed and his family.
(4)	Kingdom 5-KR-135, Ltd. held 15.9% of the Company’s common stock immediately before the share capital increase in February 2005.

Both major shareholders do not have different voting rights.

Other than indicated in the table above, except UBS AG which to the knowledge of the Company held 3.56% of the Company’s share capital from July 2005 to December 2005, and GAM Funds which to the knowledge of the Company held 3.028% of the Company’s share capital from September 17, 2006 to date, no shareholder has indicated to the Management Company that it holds, directly or indirectly, alone or jointly, or in concert with other entities, more than 2% of the share capital of the Company. The Company does not own or control any of its shares. The Company does not know the aggregate number of shares held by its employees directly or through special mutual funds.

In connection with the financing of Walt Disney Studios Park, The Walt Disney Company has committed to the CDC to hold at least 16.67% of the common stock of the Company until 2027. In connection with the 2005 Restructuring, TWDC has agreed to hold directly or indirectly at least 39% of the common stock of the Company until 2016. See also Item 4 “Information on the Group” – Section A.7.3 – “Undertakings and Agreements with The Walt Disney Company and Subsidiaries” and Item 10 “Additional Information” Section B – “Memorandum and Articles of Association”.

B.	RELATED – PARTY TRANSACTIONS

During fiscal years 2006 and 2005, the following amounts were incurred under significant related party transactions with TWDC and its subsidiaries (See in Item 4 “Information on the Group” – Section A.6.3 “Undertakings and Agreements with The Walt Disney Company and its Subsidiaries” and Item 10 “Additional Information” – Section B.1 “The Management Company (the Gérant)” for a full description of these contracts and agreements):

	Fiscal year
(€ in millions)	2006	2005
Development Agreement	45.4	51.8
License Agreement(1)	51.3	48.7
Management fees(1)	10.9	10.8

(1)

See Item 19 – “Financial Statements and Exhibits” – Note 16 “Direct Operating Costs” for a description of amounts payable to TWDC which were deferred in accordance with the terms of the 2005 Restructuring.

The terms of the management compensation and the License Agreement were amended in the context of the 2005 Restructuring. See Item 5 “Operating and Financial Review and Prospects” – Section B.2.1 “Debt – 2005 Financial Restructuring”.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1.     Financial statements

Please see Item 19 “Financial Statements and Exhibits” for a list of all financial statements filed as part of this Annual Report.

A.2.    Legal proceedings

The Group is party to various legal proceedings in the normal course of business. Management of the Company believes that the Group has recorded adequate reserves for these legal exposures, both individually and in aggregate, and that the outcome of such proceedings should not have a material adverse impact on the financial position, business or results of the Group.

On December 5, 2006, the Appeal Court of Paris confirmed the judgment of the “Conseil des Prud’hommes” of Meaux (French tribunal settling litigations between employees and employers) of March 2, 2006, deciding that the walking time of the Group’s employees between Costuming and the work location must be paid as working time. The Group believes that it has the appropriate provisions in place with regard to this judgment and does not expect that it will have a significant effect on the financial position of the Group.

A.3.    Dividends

No dividends were declared or paid in respect of fiscal years 1997 through 2006 and the Company does not expect to pay dividends for a substantial period of time. The ability of the Company to pay dividends in the future is dependent upon the availability of distributable profits and liquidity of the Company. During the coming years, the Company’s priority will be to implement the Development Plan and to reduce the level of its debt via scheduled principal repayments. Additionally, under certain circumstances, including the event of payment default, certain of the Company’s debt agreements prohibit the payment of dividends.

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

Dividends must be paid within nine months of the end of the fiscal year and are payable to holders, on the date of payment, of shares of common stock outstanding at the time such dividends were approved for distribution by the shareholders. Dividends not claimed within five years of the date of payment are forfeited to the French Republic. The shareholders have the right in an ordinary general meeting to authorize the grant to each shareholder of an option to receive all or part of any annual or interim dividends in either cash or shares of common stock.

B.	SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Market price information

The tables below set forth, for the period mentioned, the reported high and low quoted prices for the common stock on Eurolist by Euronext Paris S.A. (formerly the Paris stock exchange).

Last six months

Month	High	Low
January 2007	0.10	0.07
December 2006	0.08	0.07
November 2006	0.09	0.06
October 2006	0.07	0.05
September 2006	0.08	0.05

Last two fiscal years by quarter

Quarter	High	Low
2006
First Quarter	0.13	0.10
Second Quarter	0.12	0.10
Third Quarter	0.11	0.08
Fourth Quarter	0.09	0.05
2005
First Quarter	0.33	0.23
Second Quarter	0.30	0.11
Third Quarter	0.14	0.10
Fourth Quarter	0.16	0.11

Last five fiscal years

Year	High	Low
2006	0.13	0.05
2005	0.33	0.10
2004	0.64	0.22
2003	0.76	0.34
2002	0.99	0.40

On February 27, 2007, the closing price of the currently outstanding shares of common stock on Eurolist by Euronext Paris was € 0.08, equivalent to U.S. $ 0.11 per share, as calculated by using the Noon Buying Rates.

Reverse Split

At the shareholders’ meeting held on February 21, 2007, shareholders of the Company approved a resolution giving the Management Company the power to implement a proposed consolidation of shares (i.e. a reverse stock split) through the attribution of one (1) new share with a nominal value of € 1.00 for each 100 old shares with a nominal value of € 0.01 (meaning a consolidation ratio of 100:1).

Under the terms of the resolution, the Management Company will have the authority to launch this reverse split by publication of a notice in the Bulletin des Annonces Légales Obligatoires (“BALO”) no later than the date of the annual general meeting that will deliberate upon the financial statements for the fiscal year ending September 30, 2007, at which time this authorization expires.

This authorization granted to the Management Company has not been used to date.

Authorized unissued share capital

The ordinary and extraordinary general meeting of the shareholders of the Company held on February 10, 2006 delegated to the Management Company the power to decide (i) an increase in the share capital of the Company, (ii) the issuance of securities giving rights to shares of the Company or (iii) the issuance of share warrants.

The increase(s) in share capital which may be decided pursuant to this delegation may be in the form of an issuance of shares or other securities giving right, by subscription for, conversion into, exchange for, reimbursement in, presentation of a warrant or other instrument, to shares.

These authorizations granted to the Management Company are valid until April 10, 2008 and have not been used by the Management Company to date.

The combined general meeting of the shareholders of the Company held on February 21, 2007 granted to the Gérant the authorization to purchase or sell Company shares for the purpose of stabilization of the share price. This authorization is valid eighteen (18) months from the date of the above mentioned general meeting. No securities exist that are not representative of the share capital, such as founders’ shares or voting certificates.

This authorization granted to the Management Company has not been used to date.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Common Stock

From November 1989, the shares were listed on the Premier Marché of Euronext Paris, on the London Stock Exchange (where they were traded in pounds sterling in the form of depository receipts) and on Euronext Brussels. The shares of the Company were also listed on the SEAQ International in London. In addition, options on the shares of the Company were traded on the Marché des Options Négociables de Paris (MONEP).

In July 2005, the Company announced that its shares would be traded exclusively on Euronext Paris. Market trends and changes in the regulatory environment facilitating access for investors to trade in shares listed in European Union member states other than their own, combined with the high cost of maintaining separate listings relative to historical trading volumes led to the Company’s decision to cancel its share listings on the London Stock Exchange and Euronext Brussels. These delistings were effective on September 30, 2005 and October 30, 2005 for Brussels and London, respectively.

During the first few months of fiscal year 2006, the Euronext Paris commission announced that Euro Disney shares would no longer qualify for inclusion in the SBF 120 and that effective March 28, 2006 no longer qualified for the deferred settlement services (“SRD”) of Euronext Paris. Effective December 18, 2006 the Company’s shares are included in the SMALL 90 index of Euronext. They were previously included in the CAC MID 100 index.

The Eurolist Market

In February 2005, Euronext Paris over hauled its listing structure by implementing the Eurolist Market, a new single regulated market, which has replaced the regulated cash markets formerly operated by Euronext Paris, i.e., the Bourse de Paris (which comprised the Premier Marché and the Second Marché) and the Nouveau Marché. As part of this process, Euronext Paris transferred on February 21, 2005 all shares and bonds listed on the Premier Marché, Second Marché and Nouveau Marché to the Eurolist Market.

Since February 21, 2005, all securities approved for admission to trading on Euronext Paris have been traded on a single market: Eurolist by Euronext™. The Eurolist Market is a regulated market operated and managed by Euronext Paris, a market operator (entreprise de marché) responsible for the admission of securities and the supervision of trading in listed securities. Euronext Paris publishes a daily official price list that includes price information on listed securities. The Eurolist Market is divided into three capitalization compartments: “A” for capitalizations over €1 billion, “B” for capitalizations between € 1 billion and € 150 million, and “C” for capitalizations less than € 150 million.

Trading on the Eurolist Market

Securities admitted to trading on the Eurolist Market are officially traded through authorized financial institutions that are members of Euronext Paris. Euronext Paris places securities admitted to trading on the Eurolist Market in one of two categories (continuous (“Continu”) or fixing), depending on whether they belong to certain indices or compartments and/or on their trading volume.

Euronext Paris may temporarily suspend trading in a security admitted to trading on the Eurolist Market if purchases and sales recorded in the system would inevitably result in a price beyond a certain threshold, determined on the basis of a percentage fluctuation from a reference price. With respect to shares belonging to the Continu category, once trading has commenced, suspensions for a reservation period of 4 minutes (subject to extension by Euronext Paris) are possible if the price varies either by more than 10% from a reference price (e.g., opening auction price) or by more than 2% (with respect to French issuers) from the last trade on such securities. Euronext Paris may also suspend trading of a security admitted to trading on the Eurolist Market in certain circumstances, including the occurrence of unusual trading activity in a security. In addition, in exceptional cases, including, for example, upon announcement of a takeover bid, the French market regulator (Autorité des marchés financiers or “AMF”) may also require Euronext Paris to suspend trading.

Trades of securities admitted to trading on the Eurolist Market are settled on a cash basis on the third day following the trade. For certain securities, market intermediaries are also permitted to offer investors the opportunity to place orders through a deferred settlement service (Ordres Stipulés à Règlement-Livraison Différés – OSRD) for a fee. The deferred settlement service is only available for trades in securities that have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million. Investors can elect on or before the determination date (jour de liquidation), which is the fifth trading day before the end of the month, either to settle by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been recorded in the purchaser’s account. Under French securities regulations, if the sale takes place before, but during the month of, a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid.

Prior to any transfer of securities listed on the Eurolist Market of Euronext Paris held in registered form, the securities must be converted into bearer form and accordingly recorded in an account maintained by an accredited intermediary with Euroclear France S.A., a registered central security depositary. Transactions in securities are initiated by the owner giving the instruction (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Eurolist Market are cleared through LCH.Clearnet and settled through Euroclear France using a continuous net settlement system. A fee or commission is payable to the accredited intermediary or other agent involved in the transaction.

Trading Practices and Trading in own Shares

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

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Euro Disney S.C.A. is registered with the Commercial and Companies Registry of Meaux under the number 334 173 887. Its Siret number is 334 173 887 00053 (registered office) and its APE code is 923F.

The Company is organized as a limited partnership (société en commandite par actions or “S.C.A.”) governed principally by Chapter II of the French Commercial Code and decree no. 67-236 of March 23, 1967 on commercial companies. The Company was originally structured and incorporated in 1985 in the form of a French corporation (société anonyme or “S.A.”). In 1988, EDL Holding Company, currently the owner of approximately 39.8% of the share capital of the Company, acquired 99% of the share capital of the Company. An extraordinary general meeting of the shareholders of the Company held on February 24, 1989 decided to modify its corporate form from a corporation to a limited partnership. In November 1989, the Company became a publicly held company as a result of a public offering of its common stock in France, the United Kingdom and Belgium. At the annual general meeting of the shareholders held on February 4, 1991, the Company’s present corporate name, Euro Disney S.C.A., was adopted. In 1994, the Company registered with the US Securities and Exchange Commission as a non-listed “foreign registrant”. In 2005, the Company decided to delist its shares from London and Brussels stock exchanges. The delisting from London Stock Exchange and Euronext Brussels occurred on September 30, 2005 and October 30, 2005, respectively.

According to French law, the statutory management of the Company is the Manager or Gérant (Euro Disney S.A.S.) and the members of the Supervisory Board. Together they constitute the mandataires sociaux.

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

Euro Disney S.A.S., a French simplified corporation, was appointed as sole Management Company at the extraordinary shareholders’ meeting held on February 24, 1989. Euro Disney S.A.S. was initially formed as a French corporation and was transformed into a simplified corporation in August 2004. The Management Company is an indirect 100% owned subsidiary of TWDC. Under the Company’s by-laws, the Management Company has the power to take any and all action in the name of the Company within the scope of the Company’s corporate purpose and to bind the Company in all respects. In the context of the 2005 Restructuring, Euro Disney S.A.S. has been appointed as Management Company of EDA, which is the Company’s principal subsidiary. For further information, see Item 5 “Operating and Financial Review and Prospects” – Section B.2.1 “Debt – 2005 Financial Restructuring”.

If the Management Company ceases to hold office for any reason, the General Partner, currently an indirect 100% owned subsidiary of TWDC, has the exclusive right to appoint a successor, in accordance with the Company’s by-laws. The Management Company may resign on giving six-month notice to the Supervisory Board and otherwise may only be removed from office in the following circumstances: for incapacity, including bankruptcy or judicial reorganization by the General Partner; for any other reason with the consent of both the General Partner and holders of a two-third majority of the share capital of the Company in an extraordinary meeting; or by a court on the grounds of legitimate cause (cause légitime).

Under the by-laws of EDA, the Management Company is entitled to annual fees consisting of a base management fee and a management incentive fee, and is also entitled to a fee payable on the sale of hotels, each as described below. In addition, the by-laws provide that the Management Company is entitled to be reimbursed by EDA for all its direct and indirect expenses incurred in the execution of its responsibilities. No amendment may be made to the entitlements of the Management Company with respect to compensation or reimbursement of expenses except by amendment to the Company’s by-laws, which would require the approval of the General Partner and the shareholders.

The Company also pays the Management Company a fixed fee of € 25,000 under its by-laws.

Base Management Fee

The base management fee was originally equal to 3% (initially scheduled to increase to 6% in 1997) of the total revenues of the Group, as defined in the by-laws of the Company, less 0.5% of the net income for the relevant fiscal year.

As part of the 2005 Financial Restructuring, the Management Company granted the Group conditional and unconditional deferrals of the payment of base management fees and royalties due to TWDC as follows:

•

€ 25.0 million of management fees and royalties due in respect of each of fiscal years 2005 through 2009 will be unconditionally deferred and converted into a subordinated long term debt obligation, bearing interest at an annual rate of 12-month EURIBOR (capitalized through January 1, 2017), payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023; and

•

additional management fees and, as necessary, royalties, in a maximum aggregate amount of € 25.0 million per year with respect to fiscal years 2007 through 2014, will be subject to a conditional deferral. The amount of the deferral will depend on the Performance Indicator calculated for the relevant fiscal year. For a full description of this deferral mechanism, see Item 5 “Operating and Financial Review and Prospects” – Section B.2.1 “Debt – 2005 Financial Restructuring” – paragraph “Performance Indicator”. With respect to fiscal year 2006, € 10.8 million of management fees were unconditionally deferred.

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

Beginning on October 1, 2008, the right of the Management Company to receive payment of that portion of the base management fee in excess of an amount equal to 1% of revenues, as defined, will be contingent upon (i) the Company’s achieving a positive consolidated net income before taxes for the fiscal year to which such fee relates, after taking into account all of such compensation, and (ii) upon the Company’s legal ability to distribute dividends for such fiscal year. In addition, that portion of the base management fee in excess of an amount equal to 3% of the total revenues, as defined in the Company’s by-laws, for any fiscal year will not be due or payable until after certain indebtedness of the Company and the Phase I Financing Companies has been repaid in full, and may not exceed 40% of the Company’s consolidated after-tax profits for such fiscal year (calculated on the basis of the base management fee of 3%). Certain of the Company’s debt agreements also provide for deferral of payment of the base management fee under specified circumstances. Base management fees granted to the Management Company by the Group were € 10.8 million for fiscal year 2006.

Management Incentive Fee

In connection with the 1994 Financial Restructuring, the by-laws of the Company were amended at a shareholders’ extraordinary general meeting held on June 8, 1994 to provide that the management incentive fee for a given fiscal year be fixed at 30% of any portion of pre-tax cash flow, as defined in the Company’s by-laws, in excess of 10% of the total consolidated gross fixed assets and the Phase I Financing Companies, as defined in the Company’s by-laws, for that fiscal year. Certain of the debt agreements of the Company provide for deferral of the management incentive fee under specified circumstances. No fees have been payable in fiscal year 2006 under this agreement and the Company does not anticipate any liability for this fee in the foreseeable future.

Hotel Sale Fee

There is also payable to the Management Company, on the sale of any of the hotels, a fee equal to 35% of pre-tax net revenue, as defined, received by EDA from any such sale. No amount is due since the Company did not sell any hotels.

B.2.	The Supervisory Board

The members of the Company’s Supervisory Board are elected by the shareholders. The Company’s by-laws provide for a minimum of three members, each of whom must be a shareholder. The Supervisory Board requires, under its own charter, that each of its members hold at least 1,000 shares of the Company. The Supervisory Board may be convened at any time for any purpose related to the Company’s interests, either by the chairman of the Supervisory Board, the Management Company, the General Partner, or at least one-half of the members of the Supervisory Board. The vote of a majority (and at least two) of the members present at a meeting where one-half of the members are present constitutes a valid action by the Supervisory Board. In the event of a tie, the chairman of the Supervisory Board has the deciding vote.

The role of the Supervisory Board is to monitor the general affairs and the management of the Company, in the best interest of the Company and the shareholders, as well as to monitor the transparency and quality of the information communicated to the shareholders. Pursuant to French law, the Supervisory Board is entitled to receive the same information and has the same rights as the statutory auditors of the Company. The Supervisory Board must present to the annual general meeting of the shareholders a report indicating any irregularities or inaccuracies, if any, in the annual accounts.

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

Supervisory Board operations in fiscal year 2006

The members of the Supervisory Board are elected for a term of three years, from the date of the annual general meeting of shareholders called to elect or re-elect them. The Supervisory Board currently consists of nine members, seven of whom are independent of the Group and TWDC. The Supervisory Board met four times during fiscal year 2006 with an attendance rate of 79%. At these meetings, the Supervisory Board received presentations of the Group’s earnings, strategy and operations.

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

The financial accounts committee is composed of three independent Supervisory Board members. Committee meetings are attended by the committee members, representatives from the Company’s financial management, legal and internal audit functions, as well as the statutory auditors. This committee met three times, with an attendance rate of 72%, in fiscal year 2006 concerning the Group’s financial accounting and disclosure issues and internal controls.

Nominations committee

On November 8, 2002, the Supervisory Board created a nominations committee, comprised of two members chosen within the Supervisory Board, whose role is to propose future candidates for approval as members of the Supervisory Board.

Composition of the Supervisory Board

Name	Position	Current term of office will expire during the annual general shareholders’ meeting related to fiscal year	Fiscal Year 2006 Compensation(3) (€)
Antoine Jeancourt-Galignani(1)	Chairman	2007	60,980
Gérard Bouché	Member	2009	n/a
Michel Corbière	Member	2008	15,245
Philippe Geslin(1)	Member	2009	n/a
Philippe Labro(2)	Member	2007	30,490
Jens Odewald(1)	Member	2008	15,245
James A. Rasulo(4)	Member	2008	-
Anthony Martin Robinson(1)	Member	2007	30,490
Thomas O. Staggs(2) (4)	Member	2007	-

(1)	Member of the financial accounts committee (until May 2006 for Mr Antoine Jeancourt-Galignani).
(2)	Member of the nominations committee.
(3)	Compensation allocated to each member is proportional to his attendance at Supervisory Board meetings. No fixed compensation is paid to the members of the supervisory board.
(4)	TWDC employees are not paid by the Group for serving on the supervisory board.

•

Antoine Jeancourt-Galignani, Chairman of the supervisory board, was elected to the supervisory board in 1989. He was appointed Chairman in September 1995. He was a member of the financial accounts committee from its founding in November 1997 until May 2006. He is currently President of the board of directors of SNA Holding (Bermuda) and member of the board of directors of Gecina.

•

Gérard Bouché was elected to the supervisory board in 2007. He is the owner and operator of the E. Leclerc Shopping Center of Coulommiers and the golf of Boutigny (Seine-et-Marne-France). He is also Chairman & Chief Executive Officer of Bouché Distribution S.A.S., a French corporation.

•

Michel Corbière was elected to the supervisory board in 2006. He is the founder of the group Forest Hill, specialized in sports and leisure activities as well as in the hotel industry. He is also the founder of the French company Aquaboulevard de Paris.

•

Philippe Geslin was elected to the supervisory board and to the financial accounts committee in 2007. He holds various corporate positions and board memberships in financial institutions and major companies (Calyon, Crédit Foncier de Monaco, Union Financière de France-Banque, Gecina and Etam Développement).

•

Philippe Labro was elected as a member of the supervisory board in 1996 and has been a member of the nomination committee since November 2002. He was Vice President and General Manager of the RTL France Radio. He is currently Project Director, Design and Operations of Labrocom S.A.R.L. and Vice President of Direct 8.

•

Jens Odewald was elected as a member of the supervisory board in 1989 and has been a member of the financial accounts committee since November 1997. He is currently Chairman of Deutsche Schutzvereinigung für Wertpapierbesitz e.V. as well as Chairman of the Advisory Committee of Odewald and Compagnie GmbH.

•	James A. Rasulo was elected as a member of the supervisory board in March 2003. He is currently Chairman of Walt Disney Parks & Resorts for TWDC.

•

Anthony Martin Robinson was elected as a member of the supervisory board in December 2004. He is currently Executive Chairman of Center Parks UK Plc. He is a member of the Financial Accounts Committee.

•

Thomas O. Staggs was elected as a member of the supervisory board in March 2002 and has been a member of the nominations committee since November 2002. He is currently Senior Executive Vice President Finance and Chief Financial Officer and Chairman of the Investment and Administrative Committee of TWDC.

The aggregate compensation paid by the Group to the members of the Supervisory Board during fiscal year 2006 was € 152,449. Compensation paid to each member is proportional to attendance at meetings.

None of the members of the Executive Committee or the Supervisory Board are beneficiaries of a service contract with the Company or its subsidiaries providing for benefits upon termination of employment.

B.3.	The General Partner

The General Partner of the Company has unlimited liability for all debts and liabilities of the Company.

The General Partner is EDL Participations S.A.S. (“EDL Participations”), a French indirect wholly-owned subsidiary of TWDC. This company modified its corporate form from a French corporation to a simplified corporation in August 2004. EDL Participations cannot be removed as General Partner without its consent and cannot dispose of any part of its interest as General Partner without the prior approval of a vote of holders of a simple majority of shares of common stock represented at a general shareholders’ meeting. A unanimous vote of the shareholders is required to approve a transfer of EDL Participations’ entire interest.

Any resolution submitted for the vote of the shareholders at an ordinary or extraordinary meeting may be passed only with the prior approval of the General Partner, except for those relating to the election, resignation or dismissal of the members of the Supervisory Board.

The General Partner is entitled to a distribution each year equal to 0.5% of the Company’s after-tax profits. For fiscal year 2006, the General Partner was not entitled to a distribution.

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

Matters requiring a resolution passed by the holders of a simple majority of shares of common stock at an ordinary general meeting include, without limitation:

•	election to the Supervisory Board;

•	approval of the consolidated and unconsolidated accounts of the Company, including payment of any dividend proposed by the Management Company; and

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

A resolution passed by holders of a two-thirds majority of the shares of common stock is required to approve any amendment to the by-laws, including any increase or reduction of the share capital of the Company, any merger or demerger or any conversion to another form of corporate organization.

B.5.	Ownership Levels Exceeding Certain Percentages

Any individual or legal entity, acting on its own or in concert with others, who becomes a holder in any manner, within the meaning of Article L.233-7 et seq. of the French Commercial Code, of Euro Disney shares representing two percent (2%) or any integral multiple of two percent (2%) of the share capital of the Company, shall, if the shares are held through a financial intermediary duly authorized to act as a custodian in accordance with the provisions of article L.211-4 of the French Financial and Monetary Code, notify the Company by registered letter with return receipt requested, addressed to the Company at its registered office, of the total number of shares and voting rights held by such individual or legal entity. Such notice shall be given within five (5) business days from the date on which the relevant percentage threshold is attained. Should the number or allocation of voting rights not correspond to the number or allocation of shares, the above-mentioned percentage thresholds would be determined with reference to the holding of voting rights.

The same obligation shall apply, on the same terms and conditions, each time the holding of shares or voting rights falls below the percentage thresholds described in the preceding paragraph.

In the event of non-compliance with the above provisions, the shares held in excess of the relevant percentage that have not been declared shall be deprived of the right to vote, and the voting rights attached to such shares that have not been regularly declared cannot be exercised at any General Shareholders’ Meeting that would be held until the expiration of the time-period provided for by applicable law or regulations following the date when the required notification has been made. Except in the event of the crossing of one of the thresholds provided by Article L. 233-7 referred to above, such sanction shall be applied only upon the request, recorded in the minutes of a General Shareholders’ Meeting, of one or more Shareholders holding Shares representing two percent (2%) or more of the share capital of the Company.

C.	MATERIAL CONTRACTS

See discussion above in Item 4 “Information on the Group” – Section A.6 “Significant Operating Contracts”.

D.	EXCHANGE CONTROLS

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

A declaration must be filed, upon realization of the investment, with the AMF for the acquisition, by any person or group of persons acting in concert of more than 5% of the share capital in the Company.

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

The following summary does not address the treatment of shares that are held by a resident of France (except for purposes of describing related tax consequences for other holders) or in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France, or by a person that owns, directly or indirectly, 5% or more of the stock of the Company. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

Investors should consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of shares in the light of their particular circumstances.

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

New Tax Credit

As a result of the reforms implemented by the French Finance Law for 2004 and the French Finance Law for 2006, from January 1, 2006, French resident individuals are taxed on only 60% of the dividends they receive and, in addition to a fixed allowance, are entitled to a tax credit equal to 50% of all dividends received within one year (the “Tax Credit”). The Tax Credit is capped at € 230 for married couples and members of a union agreement subject to joint taxation and € 115 for single persons, widows or widowers, divorcees or married persons subject to separate taxation.

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

A 1.1% ad valorem registration duty (subject to a maximum of € 4,000 per transfer) applies to certain transfers of shares in French companies. This duty does not apply to transfers of shares in listed companies that are not evidenced by a written agreement, or if any such agreement is executed outside France.

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

This summary does not discuss the treatment of shares that are held in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France. Moreover, the following discussion of the tax treatment of dividends only deals with distributions made on or after January 1, 2006.

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

In addition, if you are an individual U.S. holder, you may be entitled to a refund of the Tax Credit, less a 15% withholding tax, provided that you are subject to U.S. federal income tax on the Tax Credit and the dividend to which it relates. The French tax authorities have not yet issued guidance with respect to the refund of the Tax Credit to non-resident individuals.

U.S. holders that are not individuals are no longer entitled to tax credit payments from the French Treasury.

French withholding tax will be withheld at the 15% Treaty rate if you have established before the date of payment that you are a resident of the United States under the Treaty by following the simplified procedure described below.

The gross amount of dividend and Tax Credit payments that you receive (prior to deduction of French withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2011 if the dividends are “qualified dividends”. Dividends that the Company pays will be treated as qualified dividends if the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on its audited financial statements and relevant market and shareholder data, the Company believes that it is not treated as a PFIC for U.S. federal income tax purposes with respect to its 2006 taxable year. In addition, based on the Company’s audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Company does not anticipate becoming a PFIC for its 2007 taxable year. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations.

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

Under the simplified procedure, in order to benefit from the lower rate of withholding tax applicable under the Treaty before the payment of the dividend, you must complete and deliver to the paying agent (through its account holder), as set out in the Instruction n° 4 J-1-05 mentioned above, a certificate stating that:

•	you are a U.S. resident within the meaning of the Treaty;

•	the dividend is not derived from a permanent establishment or a fixed base that you own in France;

•	the dividend received is subject to tax in the United States.

For partnerships or trusts, claims for Treaty benefits and related attestations are made by the partners, beneficiaries or grantors who also have to supply certain additional documentation.

In order to be eligible for Treaty benefits, pension funds and certain other tax-exempt U.S. holders must comply with the simplified procedure described above, though they may be required to supply additional documentation evidencing their entitlement to those benefits.

If the certificate is not filed prior to the dividend payment, a withholding tax will be levied at the 25% rate, and you would have to claim a refund for the excess under the normal procedure by filing a specific treaty form (n° 5053 RF1 – EU or any form that may replace it) no later than December 31 of the second year following the year in which the dividend is paid.

Copies of the simplified certificate and of the forms to be used in the normal procedure are available from the U.S. Internal Revenue Service and from the Centre des Impôts des Non-Résidents (10 rue du Centre 93160 Noisy-le-Grand).

Please note that, as mentioned above, the French tax authorities have not yet issued any guidance with respect to the procedures for claiming the refund of the Tax Credit by non-resident individuals.

Capital Gains

Under the Treaty, you will not be subject to French tax on any gain derived from the sale or exchange of shares, unless the gain is effectively connected with a permanent establishment or fixed base maintained by you in France.

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of the shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. Your ability to offset capital losses against ordinary income is limited.

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

The Group is exposed to the impact of interest and foreign currency exchange rate changes. In the normal course of business, the Group employs established policies and procedures to manage its exposure to changes in interest and foreign currency exchange rates using primarily swaps and forward rate agreements. It is the Group’s policy to enter into interest and foreign currency rate transactions only to the extent considered necessary to meet its objectives. The Group does not enter into interest and foreign currency rate transactions for speculative purposes.

The Group has significant variable rate debt. With respect to these interest rate sensitive obligations, a hypothetical 10% increase in interest rates, as of September 30, 2006 and 2005, would have a € 0.7 million and € 1.2 million, respectively, unfavorable impact on near-term annual interest expense and cash flows. This amount excludes the positive cash flow impact such a change in interest rates would have on short term investment income.

The Group’s exposure to foreign currency risk arises primarily from British pound denominated sales and U.S. dollar denominated purchases. The Group primarily utilizes foreign exchange forward contracts to hedge these expenditures. With respect to these foreign exchange rate sensitive instruments, a hypothetical 10% adverse change in the U.S. dollar and British pound exchange rates (correlation between currencies is not taken into account) as of September 30, 2006 and 2005 would result in a € 10.6 million and € 7.6 million decrease in their market value, respectively. No amount of this decrease would impact earnings since the loss on these instruments would be offset by an equal gain on the underlying exposure being hedged.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Effective since the fiscal year ended September 30, 2004, the French Financial Security Law issued in France requires the Group to provide additional disclosures regarding internal controls. An English translation of these disclosures is included as an exhibit to this Annual Report. The report on internal controls over financial reporting contemplated in Section 404 of the Sarbanes-Oxley Act of 2002 is also included as an exhibit to this Annual Report (See Item 19 “Financial Statements and Exhibits” – Section B “Exhibits”).

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

At its January 28, 2004 meeting, the Financial Accounts Committee designated Antoine Jeancourt-Galignani as the “Committee Financial Expert”. On May 23, 2006, Mr Jeancourt-Galignani informed the Supervisory Board members of his resignation as member of the Financial Accounts Committee due to his appointment as a member of the audit committee of another French listed company. To date, Mr Anthony Martin Robinson, Mr Philippe Geslin and Dr Jens Odewald are the three members of the Financial Audit Committee.

At the February 21, 2007 meeting of the Supervisory Board, Mr Philippe Geslin was elected as the Financial Expert to the Financial Accounts Committee.

ITEM 16.B.	CODE OF ETHICS

The Group applies the “Standards of Business Conduct” required by TWDC to its Chairman and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer. These standards include guidelines on both ethical and legal business conduct. A copy of this document can be found on the TWDC web site at http://corporate.disney.go.com/.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees incurred for the consolidated and statutory audits of the Group were:

	PricewaterhouseCoopers				Caderas Martin
	Fiscal year		Percentage		Fiscal year		Percentage
(€ in thousands)	2006	2005	2006	2005	2006	2005	2006	2005
Consolidated and Statutory Audits(1)	907.1	680.0	64%	63%	227.9	135.0	100%	52%
Audit Related Fees(2)	500.0	406.4	36%	37%	-	126.2	-	48%

	1,407.1	1,086.4	100%	100%	227.9	261.2	100%	100%
Other Services	-	-	-	-	-	-	-	-

Total	1,407.1	1,086.4	100%	100%	227.9	261.2	100%	100%

(1)

Includes € 134,000 and € 115,000 of audit fees for fiscal years 2006 and 2005 respectively, related to the Financing Companies and Management Company audits which are contractually re-invoiced to the Group.

(2)

In fiscal year 2006, audit related fees represented Sarbanes Oxley Act related fees while in fiscal year 2005, they represented fees incurred in connection with the 2005 Restructuring and the implementation of IFRS.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Please See Item 19 “Financial Statements and Exhibits” for a list of all financial statements filed as part of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

A.	FINANCIAL STATEMENTS

The Group is filing the following financial statements, together with the report of PricewaterhouseCoopers Audit related to the statements, as part of this Annual Report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2006 and 2005

Consolidated Statements of Income for the Years Ended September 30, 2006 and 2005

Consolidated Statements of Changes in Equity for the Years Ended September 30, 2006 and 2005

Consolidated Statements of Cash Flows for the Years Ended September 30, 2006 and 2005

Notes to the Consolidated Financial Statements

B.	EXHIBITS

12.1	Chairman and Chief Executive Officer certification pursuant to Section 302 of the SOX Act
12.2	Chief Financial Officer certification pursuant to Section 302 of the SOX Act
13.1	Chairman and Chief Executive Officer and Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350
15.1	Management’s Report on Internal Control over Financial Reporting
15.2	Internal Control Description pursuant to the French Financial Security Law

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2007

Euro Disney S.C.A.

By:	/S/ KARL L. HOLZ

Karl L. Holz
The Management Company, Euro Disney S.A.S.
Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To Euro Disney S.C.A. and the shareholders of Euro Disney S.C.A.:

We have completed an integrated audit of Euro Disney S.C.A.’s consolidated financial statements as of and for the fiscal year ended September 30, 2006 and of its internal control over financial reporting as of September 30, 2006 and an audit of its consolidated financial statements as of September 30, 2005 and for the fiscal year then ended in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated financial statements of Euro Disney S.C.A. as of September 30, 2006 and 2005 and for each of the fiscal years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in France and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euro Disney S.C.A. and its subsidiaries at September 30, 2006 and September 30, 2005 and the results of their operations and their cash flows for each of the fiscal years then ended in conformity with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU).

IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Item 19 “Financial Statements and Exhibits” – Note 25.

Internal control over financial reporting

We have also audited management’s assessment, included in the accompanying “Report of Euro Disney S.C.A. Management on Internal Control over Financial Reporting,” that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as endorsed by the EU. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as endorsed by the EU, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO, is fairly stated, in all material respects, based on those criteria.

Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PricewaterhouseCoopers Audit

Jean-Christophe Georghiou

Neuilly-sur-Seine, France

November 17, 2006

CONSOLIDATED BALANCE SHEETS

(€ in millions)	Note	September 30, 2006	September 30, 2005
Non-current assets
Property, plant and equipment	4	2,258.9	2,288.2
Investment property	4	43.4	43.4
Intangible assets	4	53.6	55.6
Financial assets		7.2	10.7
Other	8	63.3	64.6

		2,426.4	2,462.5
Current assets
Inventories	5	39.1	39.2
Trade and other receivables	6	124.9	146.0
Cash and cash equivalents	7	266.4	242.2
Other	8	5.9	8.9

		436.3	436.3

Total assets		2,862.7	2,898.8

Shareholders’ equity
Share capital	9	39.0	39.0
Share premium	9	1,628.3	1,628.3
Accumulated deficit	9	(1,381.8)	(1,308.7)
Other	9	1.6	0.1

		287.1	358.7
Minority interests	10	106.4	117.4

Total equity		393.5	476.1

Non-current liabilities
Provisions	11	10.3	11.6
Borrowings	12	1,940.6	1,890.0
Deferred revenues	14	39.2	41.6
Other	13	58.5	53.9

		2,048.6	1,997.1
Current liabilities
Trade and other payables	13	371.6	375.1
Borrowings	12	0.7	0.5
Deferred revenues	14	46.6	50.0
Other		1.7	-

		420.6	425.6

Total liabilities		2,469.2	2,422.7

Total equity and liabilities		2,862.7	2,898.8

The accompanying footnotes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(€ in millions except per share data)	Note	Fiscal year 2006	Fiscal year 2005
Revenues		1,087.7	1,040.6

Direct operating costs (incl. royalties and management fees)	16	(874.4)	(860.3)
Marketing and sales expenses		(106.3)	(105.5)
General and administrative expenses		(109.4)	(106.7)
Costs and expenses		(1,090.1)	(1,072.5)

Operating margin		(2.4)	(31.9)

Gains from debt modifications		-	58.9
Other financial income		5.1	4.0
Financial expense		(91.4)	(82.3)
Income from equity investments		0.1	(0.7)

Loss before taxes		(88.6)	(52.0)

Income tax benefit (expense)	17	-	(1.1)

Net loss	15	(88.6)	(53.1)

Net loss attributable to:
Equity holders of the parent		(73.1)	(43.7)
Minority interests	10	(15.5)	(9.4)

Average number of shares of the parent outstanding (in millions)	9	3,898	2,772
Basic and diluted net loss per share (in euro)		(0.02)	(0.02)

The accompanying footnotes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ in millions)	Note	Share capital	Share premium	Accumulated deficit	Other	Sub-total	Minority interests
								Total
As of October 1, 2004		10.8	1,408.7	(1,480.5)	-	(61.0)	339.6	278.6

Net loss for fiscal year 2005		-	-	(43.7)	-	(43.7)	(9.4)	(53.1)
Net proceeds of equity offering	1.3	28.2	206.8	-	-	235.0	-	235.0
EDA S.C.A. contribution	1.4	-	-	215.5	-	215.5	(215.5)	-
TWDC waiver		-	12.8	-	-	12.8	-	12.8
Other	9	-	-	-	0.1	0.1	2.7	2.8

As of September 30, 2005		39.0	1,628.3	(1,308.7)	0.1	358.7	117.4	476.1

Net loss for fiscal year 2006		-	-	(73.1)	-	(73.1)	(15.5)	(88.6)
Other	9	-	-	-	1.5	1.5	4.5	6.0

As of September 30, 2006		39.0	1,628.3	(1,381.8)	1.6	287.1	106.4	393.5

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

		September
(€ in millions)	Note	2006	2005
Employee benefits:
Stock options	18.2	1.5	0.1
Pensions - actuarial (gains) / losses	13	(2.3)	-
Financial instruments:		-	-
Swaps		4.0	-
Forward currency contracts	19.2	(1.7)	-

Total income and expense recognized directly through equity		1.5	0.1

Net loss		(88.6)	(53.1)

Total income and expense recognized		(87.1)	(53.0)

The accompanying footnotes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	Note	Fiscal year 2006	Fiscal year 2005

Net loss	15	(88.6)	(53.1)
Items not requiring cash outlays:
Depreciation and amortization		150.3	146.0
Gains from debt modifications		-	(58.9)
Other		8.2	1.1
Net changes in working capital account balances		82.0	(9.9)

Cash flows generated by operating activities		151.9	25.2

Capital expenditures for tangible and intangible assets		(131.2)	(75.3)
Other		-	0.3

Cash flows used in investing activities		(131.2)	(75.0)

Gross proceeds from equity offering		-	253.3
Payment of equity issuance costs		-	(17.4)
Repayments of borrowings		(0.2)	(115.7)
Releases of debt security and other deposits		3.7	104.0
Debt restructuring costs		-	(14.3)

Cash flows generated by financing activities		3.5	209.9

Change in cash and cash equivalents		24.2	160.1
Cash and cash equivalents, beginning of period		242.2	82.1

Cash and cash equivalents, end of period	7	266.4	242.2
SUPPLEMENTAL CASH FLOW INFORMATION
(€ in millions)		Fiscal year 2006	Fiscal year 2005
Supplemental cash flow information:
Interest paid		63.2	93.2

Non-cash financing and investing transactions:
Deferral into borrowings of accrued interest under TWDC and CDC subordinated loans		22.4	59.8
Deferral into borrowings of management fees and royalties		25.0	25.0
Forgiveness by TWDC on previous line of credit		-	10.0

The accompanying footnotes are an integral part of these consolidated financial statements.

1.	DESCRIPTION OF THE BUSINESS AND THE 2005 FINANCIAL RESTRUCTURING

1.1	DESCRIPTION OF THE BUSINESS

Euro Disney S.C.A. (the “Company”), its owned and controlled subsidiaries (the “Legally Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”). The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park (which opened to the public on March 16, 2002), seven themed hotels, two convention centers, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39.8% owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant) an indirect, wholly-owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC. Effective February 23, 2005, a legal reorganization within the Group transformed Euro Disney S.C.A. into a holding company. Substantially all the assets and liabilities of the Company were transferred to Euro Disney Associés S.C.A. (“EDA”), which became the primary operating company for the Group and is now 82% owned by the Company. The remaining 18% interest in EDA is held equally by two indirect wholly-owned subsidiaries of TWDC. Entities included in the fiscal year 2006 consolidated financial statements and their primary operating activities are as follows.

Company(1)	% of Ownership	Primary Activity
Euro Disney S.C.A.	Parent Company	Holding company
Euro Disney Commandité S.A.S.	100	General Partner of EDA
Euro Disney Associés S.C.A. (“EDA”) (2)	82	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	82	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
Hotel New-York Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Newport Bay Club Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Sequoia Lodge Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Hotel Cheyenne Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Hotel Santa Fe Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Centre de Divertissements Associés S.N.C. (3)	0	Financing company for Phase IB Facilities
Centre de Congrès Newport S.A.S. (3)	0	Financing company for Newport Bay Club Convention Centre assets
EDL Hôtels Participations S.A.S.	82	General Partner of EDL Hôtels S.C.A.
EDL Services S.A.S.	82	Management company of the Phase IB Financing Companies
Euro Disneyland S.N.C. (“Phase IA Financing Company”)(3)	0	Financing company for Phase IA assets
Euro Disney Vacances S.A.S.	82	Tour operator selling Disneyland Resort Paris holiday packages
Euro Disney Vacaciones S.A.	81.9	Spanish subsidiary of Euro Disney Vacances S.A.S. (inactive)
Val d’Europe Promotion S.A.S.	82	Real estate developer
Les Villages Nature de Val d’Europe S.A.R.L. (1)	41	Joint venture with Pierre &Vacances to establish a feasibility study
S.E.T.E.M.O. Imagineering S.A.R.L.	82	Provides studies and management of construction projects
ED Spectacles S.A.R.L.	82	Operator of Buffalo Bill’s Wild West Show
Débit de Tabac S.N.C.	82	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L. (1)	41	Joint venture with Groupe Flo to negotiate food purchasing contracts
ED Resort Services S.A.S.	82	Company currently inactive
ED Finances 1,2,3,4 S.N.C.	82	Companies (4) currently inactive

(1)

All entities are globally consolidated except for Convergence Achats S.A.R.L. and Les Villages Nature de Val d’Europe S.A.R.L. which are accounted for using the equity method. All the companies except Convergence Achats S.A.R.L. and Euro Disney Vacaciones S.A. are head-quarted in Chessy, Marne-la-Vallée, France.

(2)

Formerly Euro Disney Associés S.N.C. was transformed into Euro Disney Associés S.C.A. on September 30, 2004. The ownership interest in this entity increased from 0% to 82% during fiscal year 2005 as a result of the change in Group structure described in Note 1-4.

(3)

Euro Disney S.C.A. has no ownership interests in these entities. However theses entities are consolidated under IFRS in accordance with SIC 12. Except for Centre de Congrès Newport S.A.S., these entities have calendar year ends, however the balances consolidated are for the 12 months ended September 30.

1.2	DISNEYLAND RESORT PARIS FINANCING

The Legally Controlled Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other Hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the original lease structure was modified such that the Company’s rights under this lease were transferred to Euro Disney Associés S.N.C., an indirect, wholly-owned affiliate of TWDC, which in turn sub-leased those assets to the Company. In September 2004, Euro Disney Associés S.N.C. was legally transformed into a limited partnership (S.C.A.) and following the 2005 Restructuring, became an 82% owned subsidiary of the Company. As a result of this legal reorganization, the sub-lease between the Company and EDA was terminated. EDA continues to lease these assets from the Phase IA Financing Company. The Group has no ownership interest in the Phase IA Financing Company, which is however fully consolidated under IFRS (See Note 3-1).

Phase IB

In 1991, various agreements were signed for the development and financing of five Hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the “Phase IB Facilities”). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A. The Group has no ownership interest in the Phase IB Financing Companies, which are however fully consolidated under IFRS (See Note 3-1).

Hereafter, reference to the “Phase I S.N.C.s” includes the Phase IA Financing Company and the Phase IB Financing Companies.

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

1.3	2005 LEGAL AND FINANCIAL RESTRUCTURING

In September 2004, the Group reached final agreement with its lenders and TWDC on a comprehensive restructuring of the Group’s financial situation (the “2005 Restructuring”). The 2005 Restructuring was finalized on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the 2005 Restructuring were the following:

•	A share capital increase with gross proceeds of € 253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of € 0.09 each (see Note 9).

•

A new € 150 million credit line made available by TWDC to replace the expired € 167.7 million credit line. In addition, TWDC forgave € 10 million of the expired credit line and converted € 110 million of the remaining balance to subordinated long term debt (see Note 12).

•

Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Group’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing € 100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt (see Note 12).

•

Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total € 125 million) and partially on a conditional basis (up to € 200 million), depending on the Group’s financial performance (see Notes 12 and 16).

•

Avoidance of lease-related payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA) (see Notes 1-4, 9 and 10).

•	Bank authorization to implement a € 240 million plan (the “Development Plan”) to develop new Theme Parks attractions and to expend more each year on maintaining and improving the existing asset base.

The 2005 Restructuring as described above provided liquidity and protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions.

1.4	2005 CHANGE IN GROUP STRUCTURE

As a result of the 2005 Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. For purposes of financial reporting, the legal reorganization of the Group has not impacted the effective control of the Company over EDA. As the change in ownership in these two entities reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. In addition, in view of the timing and terms and conditions of the 2005 Restructuring, effect was given to the new allocation between the Legally Controlled Group and minority interests as of October 1, 2004 (see Notes 9 and 10).

2.     BASIS OF PREPARATION FOR THE FINANCIAL STATEMENTS

Under European Union regulation 1606/2002 of July 19, 2002, the consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as endorsed by the European Union.

The Group applied IFRS, as adopted by the European Union, as of September 30, 2006 for the year ended September 30, 2005 and September 30, 2006. The impacts of standards or interpretations issued under IFRS but not yet adopted by the European Union as of September 30, 2006 were not reflected in the consolidated financial statements.

The Group’s financial statements published prior to fiscal year 2006 were prepared in conformity with French accounting rules and regulations in accordance with the Règlement n° 99-02 of the Comité de la Réglementation Comptable. Accordingly, financial information for fiscal year 2005 has been restated to apply IFRS as endorsed by European Union as of September 30, 2006 in order to provide comparative information. The principles applied to prepare the opening IFRS balance sheet as of October 1, 2004, as well as the impact of the transition to IFRS on fiscal year 2005 balance sheet and statement of income, are provided in Note 24.

First adoption of IFRS

The Group applied specific principles relating to first-time adoption of IFRS as defined in IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The general principle is to retrospectively apply all standards, with the accounting change impacts recorded in equity as of the transition date. Due to circumstances where full retrospective application is impracticable, IFRS 1 allows a number of exemptions to retrospective treatment. Such exemptions affected the Group’s application of IFRS as follows:

Mandatory exemptions: IFRS 1 requires, in particular, estimates at the date of transition to be consistent with estimates made at the same date under previous French generally accepted accounting principles (“French GAAP”) (i.e., it prohibits the use of hindsight to update estimates made while applying previous French GAAP). Also, IFRS 1 does not permit retrospective designation of hedge relationships under IAS 39, “Financial Instruments: Recognition and Measurement”.

Optional exemptions: The Group has elected retrospective application for:

–	pensions and other employee benefits under IAS 19, “Employee Benefits”: all previously unrecognized actuarial gains and losses have been recognized in retained earnings at the transition date,

–	financial instruments under IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments – Recognition and Measurement”, except with respect to the designation of hedge relationships as noted above.

In accordance with the option of IFRS 1, the retrospective application of IFRS 2, “Share-Based Payment”, has been limited to equity instruments granted after November 7, 2002 and not fully vested on January 1, 2005.

The Group also decided not to apply the following options available in IFRS:

–	The exemption provided for in IFRS 1, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets’ deemed historical cost at the date of the IFRS opening balance sheet, and

–	The revaluation model provided for in IAS 16, “Property, Plant and Equipment”, which consists of revaluing property, plant and equipment at fair value at each period-end.

The IFRS implementation impacted the consolidated group, in that the companies Convergence Achats S.A.R.L. and Les Villages Nature de Val d’Europe S.A.R.L. are accounted for by the equity method under IFRS, but were previously consolidated using the proportional consolidation method under French GAAP.

In addition to the reclassifications outlined in the transition report to IFRS included in the Group’s reference document published on April 21, 2006, the Group decided to opt for the following in its fiscal year 2006 financial statements:

–	cash and cash equivalents of the consolidated Financing Companies have been reclassified under other non-current assets to better reflect the fact that these amounts are not available to the Legally Controlled Group,

–	interest costs related to post retirement benefits of defined benefit plans have been reclassified from cost and expenses to financial expense in accordance with the option under IAS 19.

Fiscal year 2005 comparative information has been restated accordingly.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1	CONSOLIDATION PRINCIPLES

The consolidated financial statements include financial statements of Euro Disney S.C.A., its subsidiaries and the Financing Companies, which are directly or indirectly controlled by Euro Disney S.C.A. In accordance with the Standing Interpretations Committee on special purpose entities (“SIC 12”), the Financing Companies, from which the Group leases a substantial portion of their operating assets, have been included in the Group’s consolidated accounts. The substance of the relationship between the Group and these Financing Companies is such that they are effectively controlled by the Group, even though Euro Disney S.C.A. has no ownership interests in them.

Companies controlled by Euro Disney S.C.A. are consolidated using the full consolidation method.

Joint Ventures in which the Group has significant influence are accounted for using the equity method, in accordance with the option in IAS 31, “Interests in Joint Ventures”.

3.2	USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Examples include provisions for litigation, for uncollectible trade receivables, for inventory losses and also impairment on fixed assets. Actual results could vary from these estimates.

3.3	CONSOLIDATED BALANCE SHEET PRESENTATION

The consolidated balance sheet presents the Group’s assets and liabilities classified as current or non-current. An asset that will be recovered or a liability that will be paid during the twelve months following the balance sheet date is considered as current.

3.4	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially measured and recognized at acquisition cost, including any directly attributable cost of preparing the asset for its intended use or any financial cost related to its financing. An item is recorded as property, plant and equipment only if the evaluation of costs is reliable and if it is probable that its future economic benefits will flow to the Group.

Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses, and depreciated over their estimated useful lives.

Estimated useful lives
Infrastructure	40 years
Buildings and attractions	10 to 40 years
Leasehold improvements, furniture, fixtures and equipment	2 to 25 years

Borrowings costs attributable to the financing of property, plant and equipment and incurred for the construction of fixed assets or the acquisition and development of lands are capitalized during the period of construction or development using the weighted average interest rate on the Group’s borrowings.

3.4.1	Asset by component approach

Assets are recorded using a component approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be depreciated separately over their useful lives.

Subsequent expenditures to replace a defined fixed asset component are capitalized and the replaced component written-off. All other subsequent expenditures, except those that substantially improve the life or utility of the related asset, are expensed as incurred.

3.4.2	Major renovations

Expenditures for major fixed asset renovations are expensed as incurred except for those specific expenditures that replace or improve a defined fixed asset component, in which case the expenditure is capitalized and depreciated over the estimated useful life.

3.4.3 Investment	grants

Investment grants from governmental authorities are recorded as a reduction of the cost of the assets to which they relate.

3.4.4	Leasing contracts

Leases that transfer to the lessee substantially all risks and rewards incidental to ownership of the assets are accounted for as asset financings. A leasing contract is considered as a financial lease by analyzing the following factors:

a.	the ratio between the lease term and the economic life of the asset;
b.	the present value of the minimum lease payments compared to the fair value of the leased asset;
c.	the transfer of ownership by the end of the lease term;
d.	a favorable option to purchase; and
e.	the specialized nature of the leased asset.

Under IAS 17, assets leased under contracts qualifying as financing leases are capitalized and amortized over their estimated useful lives and the related lease obligations are recorded as borrowings after the imputation of an appropriate effective interest rate.

Additionally, under IFRS operating lease payments (resulting from leases that do not qualify as financial leases) must be recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit.

3.4.5	Impairment

The Group performs an impairment test whenever indicators of impairment exist. If a possible impairment is identified, the Group will compare the carrying amount of its fixed assets to their recoverable amount, defined as the higher of their fair value and their value in use, which would be based on the discounted present value of future cash flows expected from the use of the fixed assets over their remaining useful life. If the recoverable amount of these assets were to be less than their carrying amount, the Group would record an impairment charge for the difference. For purposes of such tests, operating assets are grouped into cash-generating units, which correspond to the Group’s reporting segments.

The Resort cash-generating unit includes the Theme Parks, Hotels and Disney Village and related guest amenity facilities. The Real Estate Development Segment cash-generating unit includes primarily land rights or investment property (land) subject to long term ground leases to third parties.

An impairment reserve is recorded when the recoverable amount of a cash-generating unit is less than the net book value of the assets. The value in use is calculated as the present value of estimated future cash flows expected to arise from the continuing use of fixed assets and their disposal at the end of their useful life.

3.5	INTANGIBLE ASSETS

Intangible assets include software costs, licensee rights and film production costs for Theme Parks attractions and are carried at cost. Amortization is computed on the straight-line method over periods ranging from two to twenty years.

3.6	FINANCIAL ASSETS AND LIABILITIES

3.6.1 Financial	assets

Financial assets include investments, cash and cash equivalents, loans, financial receivables, accounts receivables and the positive fair value of derivative instruments. They are accounted for at trade date.

Marketable securities are measured at fair value. Realized or unrealized gains and losses resulting from changes in the fair value of these assets are recognized in the income statement in Financial income / Financial expenses.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are measured and recorded at amortized cost, less any provision for impairment, and are classified in the balance sheet as financial assets when they have a maturity of more than twelve months. The portion of loans or receivables that have a maturity of less than twelve months is classified in the balance sheet as Other receivables, except for loans, which are classified as Other current assets.

3.6.2	Financial liabilities

Financial liabilities are composed of borrowings and financial debt, bank overdrafts, accounts payable and the negative fair value of derivative instruments.

Borrowings are initially recorded at fair value of the consideration received, net of directly attributable transaction costs. They are subsequently measured using the effective interest method.

Debt issue costs are deferred and amortized over the contractual life of the related debt. Costs incurred to renegotiate the terms of existing debt instruments are recorded as financial expense as incurred, if the negotiated modifications qualify as significant. Costs incurred for non-significant modifications to existing debt are deferred and amortized to financial expense using the effective interest method over the remainder of the life of the renegotiated debt. Debt issue costs are recorded under Other non current assets.

The Group’s debt portfolio includes fixed and variable debt that was incurred to finance the construction of Disneyland Resort Paris. Portions of the Group’s debt portfolio were restructured or substantially modified in negotiations that were finalized in fiscal years 1994, 2000, and 2005. The modifications over the years to the Group’s loan agreements have included interest waivers, rate changes and deferrals of principal repayments.

Loans, where significantly modified, are accounted for as an extinguishment of the existing debt: the carrying value of the existing debt is replaced by the fair value of the debt after its modification.

3.6.3	Hedging

As part of its overall interest risk and foreign exchange risk management policy, the Group enters into various transactions involving derivative instruments. Derivative instruments used in connection with the Group’s hedging policy include forward exchange contracts for currency risk and interest rate swaps for interest rate risk.

The Group records hedging activities under IAS 39 criteria, which allow a derivative instrument to qualify for hedging, provided:

–	a formalized supporting documentation of the hedging is available, at the inception of the hedge;
–	the hedge is expected to be highly effective, and its effectiveness can be measured reliably; and,
–	for cash flow hedges, the forecasted transactions being hedged are highly probable.

3.7	INVENTORIES

Inventories are stated at the lower of cost or net realizable value.

Cost is determined on a weighted-average cost basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

3.8	PROVISIONS, CONTINGENT LIABILITIES AND ASSETS

3.8.1 Provisions

The Group records a provision when the following conditions are met:

–	it has a present obligation (legal or constructive) as a result of a past event;
–	it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
–	a reliable estimate can be made of the amount of the obligation.

Provisions represent the current amount that the Group expects it would pay to settle an obligation. They are evaluated on the basis of actual events and circumstances and management’s best estimate of the related risks and uncertainties.

3.8.2	Contingent liabilities

Contingent liabilities are not recognized unless a loss is probable and a reliable estimate can be made. They are disclosed in the notes to the financial statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

3.8.3	Contingent assets

Contingent assets are not recognized until the contingency is favorably resolved. They are disclosed in the notes to financial statements when a material economic benefit is deemed probable.

3.9	EMPLOYEE BENEFIT OBLIGATIONS

The Group provides for post retirement benefits through the use of defined contribution and defined benefit plans.

All Group employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in supplemental defined contribution plans. Contributions to these plans are shared between employees and the Group. The Group’s portion of these contributions is expensed as incurred. The Group has no future commitment with respect to these benefits.

In addition to the above plans, the Group also provides for defined benefit plans through the Group’s collective bargaining agreements which call for retirement benefits ranging from one-half month to 3 months of gross salary to be provided to employees who retire from the Group at the age of 60 or older after completing at least one year of service. The actuarially calculated present value of the obligation related to these benefits is recorded in Other non current liabilities. Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity, in accordance with the option allowed under IAS 19. These calculations are performed on a yearly basis using the projected unit credit method, which includes actuarially-based assumptions related to employee turnover, labor inflation and mortality. The service cost is recorded under costs and expenses whereas the interest cost is classified under financial expense.

3.10	SHARE-BASED PAYMENT

Euro Disney S.C.A. has granted stock options to certain Group employees.

IFRS 2 requires an expense to be recognized at fair value of the services rendered by the employees against equity instruments granted to them. According to this standard, this expense is only recognized for equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2005.

The compensation expense related to stock options (which the Group measures at the grant date using the Black-Scholes-Merton Model) is deferred and charged as expense over the vesting period of the options.

3.11	REVENUE RECOGNITION

The Group has revenue recognition policies for its operating segments, which are appropriate to the circumstances of each business or revenue flow.

Net sales are recognized when all the following criteria are satisfied:

•	the risks and rewards of ownership have been transferred to customer;

•	the Group retains no effective control over the goods sold;

•	the amount of revenue and costs associated with the sale can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Group.

Discounts and rebates granted to customers and product returns, which can be estimated with reasonable accuracy, are recorded as a reduction of revenue at the time of revenue recognition.

The Group records revenues for the Resort Segment as the related service is provided to guests. The Resort Segment includes revenues associated with long term sponsorship contracts, which are recognized pro-rata over the term of the contracts.

In the Real Estate Development Segment, revenue is recognized on land sales upon closing of each transaction, while revenues related to service contracts and ground leases are recognized over the period that services are rendered.

4.	PROPERTY, PLANT AND EQUIPMENT, INVESTMENT PROPERTY AND INTANGIBLE ASSETS

Tangible fixed assets activity for the fiscal year 2006 is presented below:

		Fiscal year 2005				Fiscal year 2006
(€ in millions)	October 2004	Addi- tions	Deduc- tions	Transfers	September 2005	Addi- tions	Deduc -tions	Transfers	September 2006
Book values of which:
Land and infrastructure	570.7	-	-	0.3	571.0	-	(0.9)	3.1	573.2
Buildings and attractions	2,958.4	-	(2.9)	9.2	2,964.7	0.3	(0.9)	50.2	3,014.3
Furniture, fixtures and equipment	604.5	1.1	(0.1)	20.9	626.4	0.8	(5.7)	19.2	640.7
Investment property	43.4	-	-	-	43.4	-	-	-	43.4
Construction in progress	23.7	94.6	0.5	(40.7)	78.1	120.8	(1.5)	(80.2)	117.2

	4,200.7	95.7	(2.5)	(10.3)	4,283.6	121.9	(9.0)	(7.7)	4,388.8
Accumulated depreciation of which
Land and infrastructure	(196.5)	(16.2)	-	-	(212.7)	(16.8)	(0.3)	-	(229.8)
Buildings and attractions	(1,071.7)	(103.8)	0.5	-	(1,175.0)	(105.2)	0.7	-	(1,279.5)
Furniture, fixtures and equipment	(545.3)	(19.0)	-	-	(564.3)	(18.7)	5.8	-	(577.2)

	(1,813.5)	(139.0)	0.5	-	(1,952.0)	(140.7)	6.2	-	(2,086.5)

Total net book value	2,387.2	(43.3)	(2.0)	(10.3)	2,331.6	(18.8)	(2.8)	(7.7)	2,302.3

Fixed assets with a net book value of € 1,538 million as of September 30, 2006, are either mortgaged or pledged as security under loan agreements including substantially all the operating assets of the Group except Walt Disney Studios Park.

Construction in progress includes tangible and intangible fixed assets. The intangible part is allocated to intangible fixed assets and amounted to € 7.7 million as of September 30, 2006 as stated in the Transfers column of the above table.

In fiscal year 2006 and fiscal year 2005, interest expense capitalized as part of the cost of assets amounted to € 2.9 million and € 0.8 million, respectively.

Investment property is defined as property held to earn rentals and / or for capital appreciation. They are carried at cost, less any accumulated depreciation and accumulated impairment losses. Earned rentals amounted to € 0.6 million and € 0.5 million as of September 2006 and 2005, respectively.

Intangible fixed assets amounted to € 53.6 million as of September 30, 2006 and € 55.6 million as of September 30, 2005. The € 2.0 million decrease mainly reflects a € 7.7 million software capitalization, partially offset by fiscal year 2006 intangible assets amortization.

5.	INVENTORIES

Inventories consist primarily of merchandise, food and beverage and supplies. These amounts are stated net of allowance for obsolete and slow moving items of € 3.0 million and € 3.7 million as of September 30, 2006 and 2005, respectively.

6.	TRADE AND OTHER RECEIVABLES

	September
(€ in millions)	2006	2005
Trade receivables (a)	64.6	74.0
VAT	34.4	37.9
Other (b)	25.9	34.1

	124.9	146.0

(a)  Trade receivables

Trade and other receivables are due primarily from tour operators and travel agents (arising from sales of Theme Parks entrance tickets, Hotel and meeting rooms and other amenities) as well as billings for participant fees. As of September 30, 2006 and 2005, the reserve for potentially uncollectible accounts was € 1.6 million and € 2.0 million, respectively. As of September 30, 2006 and 2005, trade and other receivables included long term receivables amounting to € 0.8 million and € 0.6 million, respectively.

(b)  Other receivables

Other includes advance payments to vendors and miscellaneous non-trade receivables. All amounts are due within one year.

7.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of September 30, 2006 are presented below:

	September
(€ in millions)	2006	2005
Cash	15.6	9.7
Cash equivalents	250.8	232.5

Total cash and cash equivalents	266.4	242.2

Cash and cash equivalents represent available liquid investments, including petty cash, available cash at bank and short-term deposits.

8.	OTHER ASSETS

Other assets as of September 30, 2006 are presented below:

	September
(€ in millions)	2006	2005
Restricted cash (a)	48.2	48.3
Debt issuance costs (b)	15.1	16.3

Other non current assets	63.3	64.6
Prepaid expenses	5.9	8.9

Other current assets	5.9	8.9

Total other assets	69.2	73.5

(a)  Restricted cash

Corresponds to cash and cash equivalents belonging to the consolidated Financing Companies, which are not available to the Legally Controlled Group for operational uses.

(b)  Debt issuance costs

During fiscal years 2004 and 2005, the Group incurred various costs related to the negotiation of the 2005 Restructuring, which have been partially deferred as debt issuance costs (see Note 3.6.2).

9.	SHAREHOLDERS’ EQUITY

•	Number of shares

The Company’s issued, outstanding and fully paid shares, amounted to 3,897,649,046 as of September 30, 2006 and September 30, 2005.

•	Share capital and share premium

In connection with the 2005 Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of € 0.09 each generating gross proceeds of € 253.3 million (see Note 1-3).

•	Retained earnings / (deficit)

As of September 30, 2006 and 2005, the Company’s retained earnings included a legal reserve of € 16.9 million, which is not available for distribution.

As a result of the 2005 Restructuring, substantially all of the Company’s assets and liabilities were contributed to EDA. As explained in Note 1-4, the impacts of the legal reorganization were recorded in the consolidated financial statements of the Group as of October 1, 2004. The Company’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of € 215.5 million (see Note 10 (a) below).

•	Other equity

Other elements directly recognized in equity are detailed below:

(€ in millions)	Note	Amount
As of October 1, 2004		-

Employee benefits:
Stock options		0.1

As of September 30, 2005		0.1

Employee benefits:
Stock options		1.5
Pensions - actuarial (gains) / losses	13	(2.3)

Financial instruments:
Swaps		4.0
Forward currency contracts		(1.7)

As of September 30, 2006		1.6

10.	MINORITY INTERESTS

		Fiscal year 2006
(€ in millions)	September 2005	Net Result Allocation	Other	September 2006
EDA S.C.A. (a)	69.5	(15.6)	-	53.9
Centre de Congrès Newport S.A.S. (b)	7.9	0.1	1.4	9.4
Phase I Financing Companies (c)	40.0	-	3.1	43.1

	117.4	(15.5)	4.5	106.4

Minority interests represent the portion of the above entities equity for which the Group has no rights or obligations:

(a)  EDA

Until the legal reorganization resulting from the 2005 Restructuring, Euro Disney S.C.A. had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Parks assets to the Group.

Upon finalization of the 2005 Restructuring, substantially all of the Company’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of Euro Disney S.C.A. and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. The allocation of losses between the minority interests of EDA and the Group reflects the new ownership interest effective October 1, 2004.

(b)  Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose lease financing entity owned by TWDC at the beginning of fiscal year 2004, a minority interest balance was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the remaining entities of the Group have no rights or obligations.

(c)  Phase I Financing Companies

Minority interests represent the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company.

11.	PROVISIONS

The Group records provisions for various charges, claims and litigation. Provisions amounted to € 11.6 million and € 10.3 million as of September 2005 and 2006, respectively. During fiscal year 2006, reversals amounted to € 7.4 million, of which € 3.6 million were reversals without costs.

12.	BORROWINGS

		September 30, 2006
	Stated Interest Rate (1)	Principal			EIM* Discount	Net Total	September 30, 2005
(€ in millions)		Lease (2)	Loans	Total
CDC Senior Loans (a)	5.51%	211.9	30.6	242.5	-	242.5	242.5
CDC Subordinated Loans (a)	4.87%	149.4	589.0	738.4	-	738.4	718.6
Credit Facility – Phase IA (b)	Euribor + 3.00%	188.7	84.8	273.5	(8.6)	264.9	262.3
Credit Facility – Phase IB (c)	Euribor + 3.00%	103.1	18.0	121.1	(4.3)	116.8	115.9
Partner Advances – Phase IA (d)	3.00%	304.9	-	304.9	-	304.9	304.9
Partner Advances – Phase IB (e)	3.41%	93.2	-	93.2	(0.6)	92.6	92.5
TWDC Loans (f)	Euribor and Euribor + 0.20%	17.3	162.6	179.9	-	179.9	152.3
Financial Lease	8.25%	0.6	-	0.6	-	0.6	1.0

Sub-total Long Term		1,069.1	885.0	1,954.1	(13.5)	1,940.6	1,890.0
Financial Lease	8.25%	0.7		0.7	-	0.7	0.5

Sub-total Short Term		0.7	-	0.7	-	0.7	0.5

Total borrowings (excl. accrued interest)		1,069.8	885.0	1,954.8	(13.5)	1,941.3	1,890.5

* Effective Interest Method.

(1)	The stated interest rate represents the weighted average interest rate for each borrowing.
(2)	Represents the borrowings of the consolidated financing companies. These debt balances underlie the Group’s contractual lease commitments. Also includes borrowings related to a financial lease.

As of September 30, 2006, all of the Group’s borrowings tied to floating interest rates were covered by interest rate swaps, except for TWDC loans.

(a)	Caisse des Dépôts et Consignations (“CDC”) Loans

The Group’s loans with the CDC are listed below:

	September 2006			September 2005
(€ in millions)	Senior	Subordinated	Total		Variance
Phase I loans	242.5	277.7	520.2	520.2	-
Walt Disney Studios Park Loans	-	460.7	460.7	440.9	19.8

	242.5	738.4	980.9	961.1	19.8

Under the CDC Phase I Loan agreements with the Company and the Phase IA Financing Company, the senior debt is collateralized by the Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The subordinated debt is not collateralized. Debt service payments are due semi-annually with principal repayments beginning in fiscal year 2008. The loans originally bore interest at a fixed rate of 7.85%; however, effective as of September 30, 1999, the terms of these loans were modified so as to reduce the fixed interest rate to 5.15% and extend the final maturity date to fiscal year 2024. As of September 30, 2006 and 2005, accrued interest related to the CDC Phase I Loans was € 11.8 million and € 12.1 million respectively.

The impact of the 2005 Restructuring on the CDC Phase I Loan agreements includes the deferral of principal payments falling in 2004 through 2016 by 3.5 years. In return, the interest rate on € 48.3 million of principal was increased from a fixed rate of 5.15% per annum to 7.15% payable semi-annually and € 10 million of principal was pre-paid upon the effective date of the 2005 Restructuring.

Under the Walt Disney Studios Park Loans, on September 30, 1999, the CDC granted the Company € 381.1 million of subordinated loans to finance a portion of the construction costs of Walt Disney Studios Park. The original credit agreement included four loan tranches, two of € 76.2 million each maturing in fiscal years 2015 and 2021, respectively, and two of € 114.3 million, each maturing in fiscal years 2025 and 2028, respectively. The loans bear interest at a fixed rate of 5.15% per annum, unless interest or principal payments were to be deferred under the provisions of the loans, during which time the interest rate on the deferred amounts is EURIBOR plus a margin of 200 basis points (5.42% as of September 30, 2006) or 5.15%, whichever is greater.

Under the original terms of Walt Disney Studios Park Loans, the timing of annual debt service payments depended on the size of the Group’s surpluses in cash and cash equivalents at each scheduled annual payment date (December 31). In accordance with the loan agreements, as of September 30, 2004, € 57.9 million (including interest accrued on the deferred interest) was deferred representing the annual interest payments due with respect to December 31, 2001, 2002 and 2003. Pursuant to the 2005 Restructuring, the deferred interest payments with respect to 2001 through 2003 of € 59.8 million (including accrued interest through February 23, 2005) were converted into subordinated long term debt, bearing interest at a fixed rate of 5.15%, repayable only after the repayment of the Phase IA and IB Credit Facilities and Partners Advances and the CDC Senior Loans. Going forward, subject to the immediately following paragraph, interest payments will be due annually on December 31.

Also, pursuant to the 2005 Restructuring, the CDC agreed to forgive € 2.5 million of interest on the Walt Disney Studios Park Loans per year in each of the fiscal years 2005 through 2012 and to conditionally defer and convert to subordinated long term debt, interest payments up to a maximum amount of € 20.1 million per year for each of the fiscal years 2005 through 2012 and € 22.6 million per year for each of the fiscal years 2013 and 2014. € 19.8 million of interest originally payable at December 31, 2005 was deferred. As of September 30, 2006 and 2005, accrued interest related to these loans was € 15.9 million and € 14.6 million, respectively.

(b)    Credit Facility - Phase IA

Pursuant to credit agreements with a syndicate of international banks, the Company and the Phase IA Financing Company originally borrowed € 972.6 million (€ 504.0 million of which was prepaid as part of the 1994 Financial Restructuring). The obligations under this credit facility are collateralized by Disneyland Park, Disneyland Hotel, Davy Crockett Ranch, other related facilities and the underlying land thereof. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2006 the interest rate applicable to these loans was EURIBOR plus 3% (6.42% as of September 30, 2006).

The impact of the 2005 Restructuring on the Phase IA Credit Facility agreements includes the deferral of principal payments by 3.5 years with final maturity of the loan no later than May 31, 2012. In return, the interest rate was increased to EURIBOR plus 3 percentage points and € 66.6 million of principal was pre-paid upon the effective date of the 2005 Restructuring using the debt security deposits (See Note 1-3). As of September 30, 2006 and 2005, accrued interest related to this Credit Facility was € 1.4 million and € 1.2 million, respectively.

(c)    Credit Facility - Phase IB

Pursuant to the credit agreements with a syndicate of international banks, EDL Hôtels S.C.A. and the Phase IB Financing Companies borrowed € 410.1 million (€ 210.3 million of which was prepaid as part of the 1994 Financial Restructuring). The obligations under this credit facility are collateralized by the Phase IB facilities. Regular principal repayments commenced in fiscal year 1998 with final repayment scheduled in fiscal year 2012. The loans bear interest at EURIBOR plus a margin, which has varied over time. During fiscal year 2006 the interest rate applicable to these loans was EURIBOR plus 3% (6.42% as of September 30, 2006).

The impact of the 2005 Restructuring on the Phase IB Credit Facility agreements includes the deferral of principal payments by 3.5 years with final maturity of the loan no later than November 5, 2012. In return, the interest rate was increased to EURIBOR plus 3 percentage points and € 29.5 million of principal was pre-paid upon the effective date of the 2005 Restructuring using the debt security deposits (See Note 1-3). As of September 30, 2006 and 2005, accrued interest related to this Credit Facility was € 1.1 million and € 0.9 million, respectively.

(d)    Partner Advances - Phase IA

Pursuant to loan agreements, the Phase IA Financing Company borrowed € 304.9 million from the partners of the Phase IA Financing Company at a fixed rate of 3%. These advances are not collateralized and are subordinated to the CDC Phase I Loans and the Credit Facility – Phase IA. Principal repayments will not begin until the Phase IA Financing Company realizes cumulative taxable income. The impact of the 2005 Restructuring on the Phase IA Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years. As of September 30, 2006 and 2005, accrued interest related to these Partner Advances was € 1.6 million.

(e)    Partner Advances - Phase IB

Pursuant to loan agreements, the Phase IB Financing Companies borrowed € 121.9 million (€ 25.0 million of which was prepaid as part of the 1994 Financial Restructuring) from the partners of the Phase IB Financing Companies. The “Phase IB Partners Advances” consist of € 18.8 million of bank borrowings bearing interest at EURIBOR plus 3% (6.42% as of September 30, 2006) and € 78.0 million bearing interest at a fixed rate of 3%. These advances are collateralized by the Phase IB Facilities. For the fixed-rate portion of the Partner Advances, principal repayments will not begin until the Phase IB Financing Companies realize cumulative taxable income. The impact of the 2005 Restructuring on the Phase IB Partner Advances includes the deferral either directly or indirectly of principal payments for 3.5 years. As of September 30, 2006 and 2005, accrued interest related to these Partner Advances was € 0.5 million and € 0.4 million, respectively.

(f)    TWDC Loans

TWDC Loans include subordinated long term loans resulting from the terms of the 2005 Restructuring and amounts borrowed by Centre de Congrès Newport S.A.S., a 100% subsidiary of TWDC, which since October 1, 2003 (the first day of fiscal year 2004) has been included in the Group’s consolidated financial statements, as a special purpose financing company. Following the 2005 Restructuring, a € 150 million credit line has been made available by TWDC to the Group. As of September 30, 2006, this credit line has not been used.

Long term subordinated loan – deferral of expired line of credit balance

Pursuant to the terms of the 2005 Restructuring, TWDC has granted the Group, a € 110.0 million long term subordinated loan bearing interest at 12-month EURIBOR, compounded annually and repayable only after the repayment of all Phase I debt and the CDC Senior Loans. This loan was accepted as payment in full for the balance of the existing TWDC € 167.7 million line of credit that expired in February 23, 2005. For fiscal year 2006, the Group converted € 2.6 million of accrued interest into long term debt. As of September 30, 2006 and 2005, accrued interests related to these loans amounted to € 2.0 million and € 1.6 million, respectively.

Long term subordinated loan – unconditional deferral of management fees and royalties

Also pursuant to the terms of the 2005 Restructuring, TWDC has agreed to unconditionally defer and convert into long term subordinated debt certain management fees and royalties payable, up to a maximum amount of € 25 million with respect to each of fiscal years 2005 through 2009. The resulting long term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually. Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017. The management fees and royalties for fiscal year 2005 deferred during fiscal year 2006 totaled € 25.0 million. As of September 30, 2006, there was € 0.5 million accrued interest due with respect to this loan.

Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose financing entity, the Group’s debt includes a loan made available by TWDC to Centre de Congrès Newport S.A.S. to finance the construction of the Newport Bay Club Convention Centre, which opened in fiscal year 1998. The outstanding balance under this loan as of September 30, 2006 is € 17.3 million and bears interest at EURIBOR plus 0.20%. As of September 30, 2006 and 2005, accrued interest related to this loan was € 4.1 million and € 5.0 million, respectively.

Financial Expense

Fiscal year 2006 financial expense totaled € 91.4 million and included € 88.9 million of interest expenses.

Debt maturity schedule

The Group’s borrowings as of September 30, 2006 have the following scheduled maturities during the respective fiscal year listed:

(€ in millions)	Amount
2007	(2.9)	*
2008	57.4
2009	84.0
2010	88.0
2011	126.6
Thereafter	1,588.2

	1,941.3

*	Corresponds to the debt discount amortization.

Debt Covenants

The Group has covenants under its debt agreements that limit its investments and financing activities. Beginning with fiscal year 2006, the Group must also meet financial performance covenants that necessitate improvements to its operating margin. Subject to final third-party review as provided in its debt agreements, the Group has complied with these covenants for fiscal year 2006. This third party review in relation to the year-end covenant compliance occurs after the end of each fiscal year1. The Group is not subject to interim financial performance covenant requirements. This compliance was achieved through revenue growth which outpaced the increase in the Group’s costs and expenses during the period.

For fiscal year 2007, if compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s Development Plan) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continuing cost containment, without the need for any of the additional measures referred to above.

[1]	Final third party review in December 2006 confirmed the Group's compliance with the covenants.

13.	TRADE AND OTHER PAYABLES

	September
(€ in millions)	2006	2005
Retirement obligation (a)	13.2	9.7
Other (b)	45.3	44.2

Other non-current liabilities	58.5	53.9
Suppliers	132.2	144.5
Other payroll and employee benefits	73.4	68.4
VAT	17.3	19.3
Payables to related companies (c)	64.6	67.9
Other liabilities (d)	84.1	75.0

Trade and other payables	371.6	375.1

Total trade and other payables	430.1	429.0

(a)    Retirement obligation

The obligation related to retirement amounted to € 13.2 million and € 9.7 million as of September 30, 2006 and 2005, respectively. This amount has been valued by an independent expert.

The following table presents the net balance sheet value of these benefits.

(€ in millions)	Amount
As of October 1, 2004	8.8
Current service cost	0.5
Interest cost	0.4
Past service cost	-
Actuarial (gains) / losses	-

As of September 30, 2005	9.7

Current service cost	0.8
Interest cost	0.4
Past service cost	-
Actuarial (gains) / losses (1)	2.3

As of September 30, 2006	13.2

(1)    Actuarial (gains) / losses

Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity.

Actuarial valuations are based on a certain number of long term parameters supplied by the Group, which are reviewed each year. The assumptions applied to calculate the present value of benefit obligations were determined based on the recommendations of independent experts.

The following table presents the parameters used for the 2006 and 2005 valuations, as well as the impact of changes in these parameters:

	2006	2005	Impact
Retirement age	60-65	60-65	-
Inflation rate	2.00%	2.00%	-
Rate of return on salary	2.75% - 3.25%	2.75% - 3.25%	-
Discount rate	4.25%	5.25%	2.2
Payroll tax rate	46% - 47%	45%	0.1

Total impact			2.3

(b)    Other non-current liabilities

Other non-current liabilities amounted to € 45.3 million as of September 2006 and included effective interest accruals.

(c)    Payables to related companies

Payables to related companies principally include payables to wholly-owned subsidiaries of TWDC for royalties and management fees and other costs associated with the operation and development of the Resort. All amounts are due within one year.

(d)    Other current liabilities

Other current liabilities amounted to € 84.1 million as of September 2006 and included accrued interest on debt, taxes payable as well as deposits received.

14.	DEFERRED REVENUES

Deferred revenues consist primarily of pre-paid rental income received on long term ground lease contracts with third-party developers and participant revenues that are being recognized as income straight-line over the term of the related contract, as well as amounts received from guests in advance of their visit.

The Group’s deferred revenues as of September 30, 2006 have the following scheduled revenue recognition:

(€ in millions)	Amount
2007	46.6
2008	2.6
2009	2.1
2010	1.7
2011	2.1
Thereafter	30.7

Total	85.8

15.	REPORTED SEGMENTS

The Group’s primary and secondary reportable segments, under IAS 14 (Segment Reporting), are the business segment and the geographical segment, respectively. The Group only operates in Marne-la-Vallée, and as such the primary reportable segment is the same as presented hereunder.

The Group has two reportable segments: Resort Activities and Real Estate Development Activities. This reflects the Group’s organizational structure and internal financial reporting system, which are based on the nature of the products and the services delivered. Each segment represents a strategic business offering different products and serving different markets. The Group’s segments are as follows:

•	Resort activities include the operation of the Theme Parks, the Hotels and Disney Village, and the various services that are provided to guests visiting the resort destination; and

•

Real Estate Development activities include the design and planning of improvements and additions to the existing Resort activity, as well as other commercial and residential real estate projects, whether financed internally or through third-party partners.

The Group evaluates the performance of its segments based primarily on operating margin. The Group does not evaluate the performance of its segments based upon their respective fixed asset values. The accounting policies of these segments are the same as those described in Note 3.

15.1	BALANCE SHEET INFORMATION

As of September 30, 2006 and 2005, most of the assets and liabilities of the Group related to the Resort segment. Main balance sheet items related to Real Estate Development activities include € 43.4 million of investment property, € 4.9 million of inventories and € 31.7 million of deferred revenues.

15.2	INCOME STATEMENT INFORMATION

For the year ended September 30, 2006:

(€ in millions)	Resort segment	Real Estate Development segment	Intercompany transactions	Year ended September 30, 2006
Revenues	1,058.3	29.4	-	1,087.7
Direct Operating Costs (incl. Royalties and Management Fees)	(858.5)	(15.9)	-	(874.4)
Marketing and Sales Expenses	(106.3)	-	-	(106.3)
General and Administrative Expenses	(104.5)	(4.9)	-	(109.4)
Costs and Expenses	(1,069.3)	(20.8)	-	(1,090.1)

Operating Margin	(11.0)	8.6	-	(2.4)
Financial Income	5.0	0.1	-	5.1
Financial Expense	(91.2)	(0.2)	-	(91.4)
Equity in the Income of Investees	0.1	-	-	0.1

Loss before Taxes	(97.1)	8.5	-	(88.6)
Income Tax Benefit (Expense)	-	-	-	-

Net Income (Loss)	(97.1)	8.5	-	(88.6)

For the year ended September 30, 2005:

(€ in millions)	Resort segment	Real Estate Development segment	Intercompany transactions	Year ended September 30, 2005
Revenues	1,011.9	28.7	-	1,040.6
Direct Operating Costs (incl. Royalties and Management Fees)	(844.4)	(15.9)	-	(860.3)
Marketing and Sales Expenses	(105.5)	-	-	(105.5)
General and Administrative Expenses	(100.6)	(6.1)	-	(106.7)
Costs and Expenses	(1,050.5)	(22.0)	-	(1,072.5)

Operating Margin	(38.6)	6.7	-	(31.9)
Gains from Debt Modifications	58.9	-	-	58.9
Other Financial Income	4.0	-	-	4.0
Financial Expense	(82.3)	-	-	(82.3)
Equity in the Income of Investees	(0.7)	-	-	(0.7)

Loss before Taxes	(58.7)	6.7	-	(52.0)
Income Tax Benefit (Expense)	(1.1)	-	-	(1.1)

Net Income (Loss)	(59.8)	6.7	-	(53.1)

16.	DIRECT OPERATING COSTS

Direct operating costs are further detailed below:

	Fiscal year
(€ in millions)	2006	2005
Royalties and management fees (a)	62.2	59.4
Operating depreciation and amortization	140.6	136.6
Other direct operating costs (b)	671.6	664.3

Total Direct operating costs	874.4	860.3

a)    Royalties and management fees

Royalties represent amounts payable to a wholly-owned indirect subsidiary of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC for use in attractions or other facilities and for the purpose of selling merchandise. Management fees are payable to Euro Disney S.A.S., the Gérant, as specified in EDA’s by-laws. Royalties are primarily based upon the operating revenues of the Theme Parks, and management fees are based upon operating revenues of the Group.

In fiscal year 1999, after a five-year waiver resulting from the 1994 Financial Restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate. Royalties were fully reinstated beginning October 1, 2003 (the first day of fiscal year 2004) and management fees will progressively increase through fiscal year 2018.

Pursuant to the 2005 Restructuring, TWDC agreed to defer management fees and royalties due by the Group to affiliates of TWDC, on an unconditional basis for a total amount of € 125 million and on a conditional basis for a total amount up to € 200 million as follows:

•

TWDC agreed to unconditionally defer and convert into subordinated long term debt management fees and royalties totaling € 25 million annually due with respect to each of fiscal years 2005 through 2009. Deferred amounts transformed into long term subordinated debt will bear interest at 12-month EURIBOR, compounded annually, and will be payable after the Group’s senior debt and subordinated debt (other than the Walt Disney Studios Park Loans owed to the CDC) have been repaid, starting in 2023; and

•

TWDC agreed to conditionally defer and convert into subordinated long term debt management fees and, as necessary royalties, up to a maximum annual amount of € 25 million due with respect to each of fiscal years 2007 to 2014. The amount, if any, of the deferral will be determined by reference to a pre-defined performance indicator and based upon the Group’s financial performance. If the Group’s financial performance as reflected in the calculation of the performance indicator is less than the pre-determined reference amount for a given fiscal year, then the deferred amount for such fiscal year will be equal to the difference (up to a maximum of € 25 million). Deferred amounts converted into long term subordinated debt will have the same interest and repayment terms as those applicable to the unconditionally deferred amounts described above.

During fiscal year 2006, € 25 million of management fees and royalties have been reclassified from payables to subordinated long term debt reflecting TWDC’s unconditional deferral of these amounts owed for services provided in fiscal year 2005.

Additionally, the Group has a contingent liability related to TWDC’s March 2003 waiver of royalties and management fees payable for the second, third and fourth quarters of fiscal year 2003. Fiscal year 2003 royalties and management fees were reduced by the € 24.6 million waiver and totaled € 8.1 million (€ 5.6 million for royalties and € 2.5 million for management fees). The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortization for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million. As of September 30, 2006, no accrual for this contingent liability has been recorded.

b)    Other direct operating costs

Other direct operating costs include operating wages and employee benefits, cost of sales for food and beverage, merchandise, transportation services and real estate land sales and other costs such as maintenance, renovation expenses, insurance, utilities and operating taxes.

17.	INCOME TAXES

Income tax expense is calculated using the statutory tax rate in effect in France as of the balance sheet date. For fiscal years 2006 and 2005, this rate was 34.4% and 34.9%, respectively.

In conjunction with the 2005 Restructuring, the Group implemented a reorganization within its legal structure, which made the Group ineligible to file a consolidated tax return for fiscal year 2005. As a result, € 1.1 million of income tax was payable with respect to fiscal year 2005.

As of September 30, 2006, unused tax loss carry forwards were approximately € 1 billion and can be carried forward indefinitely. Due to the uncertainty of the ultimate realization of these tax benefits, the Group has not recorded any deferred tax assets.

18.	STOCK OPTIONS

The Company’s shareholders have approved the implementation of three different stock option plans since 1994 authorizing the issuance of stock options for the acquisition of the Company’s outstanding common stock at a market exercise price calculated as the average closing market price over the last 20 trading days preceding a stock option grant. The options are valid for a maximum of 10 years from their issuance date and become exercisable over a minimum of 4 years in equal installments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled after a specified period of time.

18.1	CHANGES IN STOCK OPTIONS IN 2005 AND 2006

A summary of the Company’s stock option activity for the years ended September 30, 2006 and 2005, is as follows:

	Number of Options (in thousands)	Weight-average Exercise Price (in €)
Balance as of September 30, 2004	26,549	1.03

Options granted	52,566	0.13
Options exercised	-	-
Options cancelled	(7,673)	(1.13)
Options granted dilution adjustments (1)	26,791	0.39

Balance as of September 30, 2005	98,233	0.26

Options granted	7,791	0.11
Options exercised	-	-
Options cancelled	(6,820)	(0.36)

Balance as of September 30, 2006	99,204	0.24

(1)	Options granted pursuant to share capital increase.

The following table summarizes information about stock options as of September 30, 2006:

Range of Exercise Price	Options Outstanding			Options Exercisable
	Number of Shares (in thousands)	Weighted- average Remaining Contractual Life (in years)	Weighted- average Exercise Price	Number of Shares (in thousands)	Weighted- average Exercise Price
€ 0.11 – 0.40	80,514	5.88	0.19	34,675	0.26
€ 0.40 – 0.80	18,690	2.94	0.48	15,943	0.49
€ 0.80 – 0.84	-	-	-	-	-

	99,204	5.33	0.24	50,618	0.33

18.2	STOCK OPTIONS GRANTED IN 2006

In 2006, options were granted as part of the 2004 plan. The weighted average fair value of the stock options granted amounted to € 0.11 per stock. The fair value of these options was determined using the Black-Scholes-Merton Model.

The following table presents the main assumptions used in assessing the fair value of these options:

Grant date	March 2006
Options strike price	0.11
Maturity (in years)	8
Number of options initially granted	7,790,984
Euro Disney stock price at the option’s grant date	0.11
Expected volatility (a)	49.69
Risk-free interest rate	3.3

Fair value of the granted options	0.05

(a)    Expected volatility

Volatility is a measure of the amount by which the return on a financial asset is expected to vary over time. The Group has decided to measure volatility with Euro Disney’s share price over two years which have not been affected by the 2005 Restructuring.

The expense recorded for stock options was € 1.5 million and € 0.1 million in 2006 and 2005, respectively.

19.	FINANCIAL INSTRUMENTS

19.1	INTEREST RATE RISK MANAGEMENT TRANSACTIONS

As of September 2006, the Group had interest rate swaps to manage its exposure to changes in interest rates. The impact of changes in interest rates affects financial income and expense of the Group.

The following table summarizes the underlying notional amounts of borrowings subject to interest rate hedging contracts during the years ended September 30, 2006 and 2005.

(€ in millions)	Underlying Borrowings
Balance as of September 30, 2004	60.0

Additions	-
Maturities/Terminations	(60.0)

Balance as of September 30, 2005	-

Additions	409.7
Maturities/Terminations	-

Balance as of September 30, 2006	409.7

During fiscal year 2006, the Group entered into several interest rate swap agreements which became effective during the fiscal year and had a term of approximately two years with the last contracts expiring in November 2008. Those agreements required the Group to pay fixed interest rates ranging from 3.08% to 3.18% and to receive interest payments based upon 3-month EURIBOR on the outstanding notional amounts.

The total interest rate differential resulting from interest rate hedging instruments was a loss of € 0.4 million and € 0.1 million in fiscal year 2006 and fiscal year 2005, respectively. The fair value of theses contracts is estimated to be the same as the cost or gain to the Group to terminate its interest rate hedging contracts. This amount was a gain of € 4.0 million as of September 30, 2006 and was recorded directly through equity in accordance with IAS 39 (see Note 3.6.3).

19.2	CURRENCY RISK MANAGEMENT TRANSACTIONS

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

As of September 30, 2006 and 2005, the Group had € 102.6 million and € 78.3 million, respectively, of foreign currency hedge contracts outstanding, consisting of forward exchange contracts. The fair value of these contracts is estimated to be the same as the cost or gain to the Group of terminating its foreign exchange contracts. This amount was a loss of € 1.7 million as of September 30, 2006 and a profit of € 0.4 million as of September 30, 2005. The € 1.7 million loss as of September 30, 2006 has been recorded directly through equity in accordance with IAS 39 (see Note 3.6.3).

19.3	CONCENTRATIONS OF CREDIT RISK

Management believes no significant concentration of credit risk exists with respect to the Group’s financial instruments. The Group utilizes a variety of financial instruments for hedging purposes. As of September 30, 2006 and 2005, the Group was not required to collateralize their respective obligations under the terms of these hedging contracts.

20.	COMMITMENTS AND CONTINGENCIES

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

The Group’s obligations in respect of these loans and other commitments are described in more detail in Notes 12, 16 and 21. The table below sets out the Group’s borrowing as well as other contingent obligations and guarantees as of September 30, 2006:

(€ in millions)	September 2006	Principal Payments Due
		Less than 1 year	1-5 years	More than 5 years
CDC Senior Loans	242.5	-	5.5	237.0
CDC Subordinated Loans	738.4	-	6.1	732.3
Credit Facility – Phase IA	264.9	(2.6)	232.1	35.4
Credit Facility – Phase IB	116.8	(0.9)	68.4	49.3
Partner Advances – Phase IA	304.9	-	37.3	267.6
Partner Advances – Phase IB	92.6	(0.1)	6.0	86.7
TWDC Loans	179.9	-	-	179.9
Capitalized Lease Obligation	0.6	-	0.6	-

Sub-Total Long Term	1940.6	(3.6)	356.0	1588.2

Capitalized Lease Obligation	0.7	0.7	-	-

Sub-Total Short Term	0.7	0.7	-	-

Total Borrowings (excl. accrued interest)	1941.3	(2.9)	356.0	1588.2

Contingent obligations(1)	218.0	1.2	29.4	187.4
Purchase obligations(2)	0.5	0.5	-	-
Other long term obligations	19.5	4.9	8.6	6.0

Total Contractual Obligations(3)	2179.3	3.7	394.0	1781.6

(1)	Of which € 24.6 million corresponding to TWDC waiver of royalties and management fees (see Note 16) and € 182.9 million corresponding to TWDC development fees subject to conditions (see below).
(2)	Represents the maximum potential risk under purchase obligations with the Group’s sponsorship participants.
(3)	Comprised of the following (€ in millions):

Liabilities recorded on the balance sheet	1,941.3
Off-balance sheet obligations	238.0

2,179.3

The Group has provided certain performance guarantees to contractual partners, which, depending on future events, may require the Group to pay an amount ranging from € 0 to € 30.0 million. These guarantees are included in the contingent obligations and other long term obligations disclosed above.

The Company is jointly liable for all of Phase IA Financing Company’s obligations under the Phase IA Credit Facility until their scheduled maturity date in February 2012. These obligations total € 188.7 million as of September 30, 2006.

EDL Hôtels S.C.A. has guaranteed all of Phase IB Financing Companies’ obligations under the Phase IB Credit Facility and the Phase IB Partner Advances until their scheduled maturity date (2017 at the latest). These obligations total € 196.2 million as of September 30, 2006.

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

There are various legal proceedings and claims against the Group relating to construction and other activities incident to the conduct of its business. Management has established provisions for such matters based on its best estimate and does not expect the Group to suffer any material additional liability by reason of such actions, nor does it expect that such actions will have a material effect on its liquidity or operating results.

21.	LEASED ASSETS

The Legally Controlled Group owns Walt Disney Studios Park, Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the other five Hotels and Disney Village are located, and leases substantially all of the remaining operating assets. Prior to fiscal year 2004, pursuant to options available under French accounting principles, the Group did not capitalize these leases, but rather accounted for them as operating leases. Starting in fiscal year 2004, the Group was required to consolidate the Financing Companies that own the leased assets. Even though Euro Disney S.C.A. has no ownership interests in financing companies, these entities are consolidated in accordance with SIC 12 (see Note 3).

21.1	DISNEYLAND PARK AND HOTEL LEASES

Description

The Group leases Disneyland Park, the Phase IB Facilities and the Newport Bay Club Convention Centre, directly or indirectly, from eight special-purpose Financing Companies, all of which were consolidated into the financial statements of the Group as of October 1, 2003 (the first day of fiscal year 2004). Even though Euro Disney S.C.A. has no ownership interests in financing companies, these entities are consolidated in accordance with SIC 12 (see Note 3). The following discussion summarizes the significant terms of each lease:

•	Disneyland Park – Phase IA Lease

As part of the Phase IA lease structuring, which has been modified in fiscal year 2005 as a result of the completion of the 2005 Restructuring, the Phase IA Financing Company leases Disneyland Park to EDA, under a financial lease (crédit bail). The lease payments due each year under the financial lease are calculated to include the debt service and other operating costs of the Phase IA Financing Company. In addition, the lease contains a variable rent calculated based upon the number of paying guests visiting Disneyland Park.

•	Disneyland Park – Additional Capacity Assets Lease

In 1994, EDA (at that time an indirect wholly-owned subsidiary of TWDC) purchased certain tangible fixed assets, principally Disneyland Park attractions constructed subsequent to Opening Day, for their book value of € 213.4 million and subsequently leased the assets back to the Company. Pursuant to the terms of the 2005 Restructuring, in 2005 EDA became an 82% subsidiary of the Company and as a result this lease was terminated. Consequently, these previously leased assets are now owned and operated by the Legally Controlled Group.

•	Hotel – Phase IB Facilities Leases

EDL Hôtels S.C.A. leases the Phase IB Facilities from the six Phase IB Financing Companies. The leases will terminate in February 2011. The Group has the option to acquire at any time during the term of the lease the leased assets for an amount approximating the balance of the Phase IB Financing Companies’ outstanding debt.

•	Hotel – Newport Bay Club Convention Centre Lease

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

Lease Payments, Commitments and Book Value of Leased Assets

As the Group consolidates the Financing Companies from which it leases the above described assets, the historical cost and depreciation of these assets and related collateralized indebtedness (see Note 12) are included in the Group’s consolidated financial statements.

21.2	OTHER LEASES

The Group has other operating leases, primarily for office and computer equipment and vehicles, for which total rental expense was € 30.9 million and € 31.8 million for the years ended September 30, 2006 and 2005, respectively. Future minimum rental commitments under these non-cancelable operating leases as of September 30, 2006 are as follows:

(€ in millions)
2007	11.7
2008	10.2
2009	7.8
2010	7.0
2011	6.5
Thereafter	16.3

59.5

22.	EMPLOYEES

The weighted-average number of employees for the Group was:

	Fiscal year
	2006	2005
Executives	2,630	2,565
Employees	9,595	9,684

	12,225	12,249

Total employee costs for the years ended September 30, 2006 and 2005 were € 438.3 million and € 427.9 million, respectively.

As part of the individual entitlement to training, as provided by French law, 502,073 hours of training were granted as of September 30, 2006, out of which 498,315 have not been used.

23.	DIRECTORS’ FEES

During the years ended September 30, 2006 and 2005, fees paid to members of the Company’s Supervisory Board were € 152,449 and € 121,948, respectively. TWDC employees are not paid for serving on the Company’s Supervisory Board.

24.	TRANSITION TO IFRS

24.1	INTRODUCTION

Under European Commission regulation 1606/2002 of July 19, 2002, the Group’s consolidated financial statements for the fiscal year ended September 30, 2006 have been prepared in accordance with IFRS, as endorsed by the European Union.

In order to be able to publish comparative figures for the fiscal year ended September 30, 2005, the Group prepared an opening consolidated balance sheet as of October 1, 2004 (the first day of fiscal year 2005), which constitutes the starting point for the application of IFRS. The cumulative quantitative impacts on the French GAAP balance sheet from the transition to IFRS as of October 1, 2004, in line with IFRS 1 “First-time Adoption of International Financial Reporting Standards” were recorded directly to shareholders’ equity. The quantified impact of the transition to IFRS, accompanied by explanatory notes, is provided, as follows, on:

•	Consolidated Shareholders’ Equity between October 1, 2004 and September 30, 2005;

•	Consolidated Statement of Income for the year ended September 30, 2005;

•	Consolidated Balance Sheet as of September 30, 2005.

In addition to the reclassifications described in the transition report in the Group’s reference document published on April 21, 2006 under the number R. 06-034, the Group decided to opt for other restatements in its fiscal year 2006 financial statements, as described below.

24.2	ACCOUNTING POLICIES ADOPTED

The accounting policies applied by the Group in preparing its first IFRS financial statements comply with IFRS as adopted by the European Union as of September 30, 2006.

In preparing its opening balance sheet at October 1, 2004, the Group applied the principles relating to first-time adoption of IFRS as defined in IFRS 1. The IFRS principles have been applied retrospectively, as though the Group had always applied them. However, IFRS 1 does allow a number of exemptions to retrospective treatment, which has affected the Group’s application of IFRS as follows:

Mandatory exemptions: for example, IFRS 1 requires estimates at the date of transition to be consistent with estimates made at the same date under previous French GAAP (i.e., it prohibits the use of hindsight to correct estimates made while applying previous French GAAP). Also, IFRS 1 does not permit retrospective designation of hedge relationships under IAS 39, “Financial Instruments: Recognition and Measurement”.

Optional exemptions: The Group has elected retrospective application for the following:

•	pensions and other employee benefits IAS 19, “Employee Benefits”,

•	financial instruments IAS 32, “Financial Instruments: Disclosure and Presentation” and IAS 39, “Financial Instruments”, except with respect to the designation of hedge relationships as noted above.

The Group has not elected retrospective application for the following:

•

restatement under the first-time adoption requirements set out in IFRS 1 in relation to IFRS 2, “Share-Based Payment”, has been limited to equity instruments granted after November 7, 2002 and not fully vested on January 1, 2005.

Other exemptions not mentioned were not applicable to the Group.

In addition to the reclassifications outlined in the transition report to IFRS included in the Group’s reference document published on April 21, 2006, the Group decided to opt for the following in its fiscal year 2006 financial statements:

•

cash and cash equivalents of the consolidated Financing companies have been reclassified under other non-current assets to better reflect the fact that these amounts are not available to the Legally Controlled Group,

•	interest costs related to post retirement benefits of defined benefit plans have been reclassified from cost and expenses to financial expense in accordance with the option under IAS 19.

Fiscal year 2005 comparative information has been restated accordingly.

24.3	FRENCH GAAP / IFRS RECONCILIATIONS

24.3.1	Statement of changes in equity

The table below shows a reconciliation of changes in consolidated equity under French GAAP and under IFRS between October 1, 2004 and September 30, 2005:

		Increase / (Decrease) Format
(€ in millions)	Notes	Oct 1, 2004	Share Issue	Legal Reorg	Other	Fiscal year 2005 Net Loss	Sept 30, 2005
Shareholders’ Equity – Group		(59.9)	235.0	215.5	-	(94.9)	295.7
Minority Interests		339.6	-	(215.5)	2.8	(20.6)	106.3

Total Equity – French GAAP		279.7	235.0	-	2.8	(115.5)	402.0

PP&E – asset by component method (1)	24.3.4.1	95.8	-	-	-	(1.6)	94.2
PP&E – government subsidies (1)	24.3.4.2	(11.9)	-	-	-	(0.1)	(12.0)
PP&E – leases (1)	24.3.4.3	(1.0)	-	-	-	0.3	(0.7)
Financial liabilities and interest costs	24.3.4.5	(73.3)	-	-	-	73.4	0.1
Financial instruments – derivatives	24.3.4.6	(0.3)	-	-	-	0.6	0.3
Waivers/Contributions by TWDC	24.3.4.7	-	-	-	12.7	(10.0)	2.7
Pensions and other employee benefits	24.3.4.8	(8.8)	-	-	-	(0.9)	(9.7)
Share-based payments	24.3.4.9	-	-	-	0.1	(0.1)	-
Revenue recognition	24.3.4.10	(1.6)	-	-	-	0.8	(0.8)

Total adjustments		(1.1)	-	-	12.8	62.4	74.1

Total Equity – IFRS		278.6	235.0	-	15.6	(53.1)	476.1
(1)	PP&E refers to Property, plant and equipment.

24.3.2	Statement of income for fiscal year 2005

Adjustments to convert the French GAAP statement of income to IFRS, arising from the first-time adoption of IFRS have been split into two categories:

•	Adjustments, which have an impact on consolidated net results, and

•	Reclassifications, which only impact the way in which items are classified within the statement of income.

		2005 French GAAP	IFRS Adjustments	IFRS Reclasses	2005 IFRS
(€ in millions)	Notes		24.3.4	24.3.5
Revenues		1,076.0	0.8	(36.2)	1,040.6
Costs and Expenses		(1,102.9)	(1.2)	31.6	(1,072.5)

Loss from Continuing Operations before Financial and Taxes		(26.9)	(0.4)	(4.6)	(31.9)
% of Revenues		(3)%			(3)%
Financial Income		3.9	0.1	-	4.0
Financial Expense		(91.8)	13.9	(4.4)	(82.3)
Gains from Debt Modifications (1)		-	58.9	-	58.9
Income from equity investments (1)		-	-	(0.7)	(0.7)

		(87.9)	72.9	(5.1)	(20.1)

Loss from Continuing Operations before Taxes		(114.8)	72.5	(9.7)	(52.0)

Exceptional Result (2)		0.4	(10.1)	9.7	-
Income Tax		(1.1)	-	-	(1.1)
Net Loss		(115.5)	62.4	0.0	(53.1)

Net Loss attributable to:
Equity holders of the parent		(94.9)	51.2	-	(43.7)
Minority interests		(20.6)	11.2	-	(9.4)

Basic and diluted net loss per share (in €)(3)		(0.03)			(0.02)
(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.
(3)

Basic earnings per share amounts are calculated by dividing net income / (loss) for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. As of September 30, 2005, basic and fully diluted earnings per share are equivalent as the inclusion of 98 million of potential shares in the computation of diluted earning per share would have been anti-dilutive.

24.3.2.1	Details of adjustments to convert the French GAAP statement of income to IFRS for fiscal year 2005

		Increase / (Decrease) Format
		Property, Plant & Equipment	Financial Instruments	Waiver TWDC Credit Line	Pensions	Shared- Based Payments	Revenue	Total Adjustments
(€ in millions)	Notes	24.3.4.1-4	24.3.4.5-6	24.3.4.7	24.3.4.8	24.3.4.9	24.3.4.10
Revenues		-	-	-	-	-	0.8	0.8
Costs and Expenses		(0.9)	0.3	-	(0.5)	(0.1)	-	(1.2)

Loss from Continuing Operations before Interest and Taxes		(0.9)	0.3	-	(0.5)	(0.1)	0.8	(0.4)
Financial Income		-	-	-	-	-	0.1	0.1
Financial Expense		(0.5)	14.8	-	(0.4)	-	-	13.9
Gains from Debt Modifications (1)		-	58.9	-	-	-	-	58.9
Income from equity investments (1)		-	-	-	-	-	-	-

		(0.5)	73.7	-	(0.4)	-	0.1	72.9

Loss from Continuing Operations before Taxes		(1.4)	74.0	-	(0.9)	(0.1)	0.9	72.5

Exceptional Income/Loss (2)		(0.1)	-	(10.0)	-	-	-	(10.1)
Income Tax		-	-	-	-	-	-	-

Net Loss		(1.5)	74.0	(10.0)	(0.9)	(0.1)	0.9	62.4

Net Loss attributable to:
Equity Holders of the Parent		(1.2)	60.7	(8.2)	(0.7)	(0.1)	0.7	51.2
Minority interests		(0.3)	13.3	(1.8)	(0.2)	-	0.2	11.2

(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.

24.3.2.2	Details of reclassifications to convert the French GAAP statement of income to IFRS for fiscal year 2005

		Increase / (Decrease) Format
		Agency Revenues	Exceptional Items	Joint Ventures	Credit card Commissions and Forex	Total Reclasses
(€ in millions)	Notes	24.3.5.2	24.3.5.3	24.3.5.8	24.3.5.10
Revenues		(36.4)	-	0.2	-	(36.2)
Costs and Expenses		36.4	(1.3)	0.5	(4.0)	31.6

Loss from Continuing Operations before Interest and Taxes		-	(1.3)	0.7	(4.0)	(4.6)
Financial Income		-	-	-	-	-
Financial Expense		-	(8.4)	-	4.0	(4.4)
Gains from Debt Modifications (1)		-	-	-	-	-
Income from equity investments (1)		-	-	(0.7)	-	(0.7)

		-	(8.4)	(0.7)	4.0	(5.1)

Loss from Continuing Operations before Taxes		-	(9.7)	-	-	(9.7)

Exceptional Income/Loss (2)		-	9.7	-	-	9.7
Income Tax		-	-	-	-	-

Net Loss		-	-	-	-	-
(1)	New line in IFRS Statement of Income.
(2)	Line no longer included in IFRS Statement of Income.

24.3.3	Consolidated balance sheet as of September 30, 2005

Adjustments to convert the French GAAP Balance Sheet to IFRS arising from first-time adoption of IFRS, have been split into two categories:

•	Adjustments, which have an impact on total equity, and

•	Reclassifications, which only impact the way in which items are classified within the balance sheet.

(€ in millions)	French GAAP	IFRS Adjustments	IFRS Reclasses	IFRS
Notes		24.3.4	24.3.5
Non-Current Assets
Property, Plant and Equipment	2,295.2	(5.0)	(2.0)	2,288.2
Investment property (1)	-	-	43.4	43.4
Intangible assets	55.6	-	-	55.6
Financial assets	11.3	-	(0.6)	10.7
Other (1)	-	9.6	55.0	64.6

	2,362.1	4.6	95.8	2,462.5
Current Assets
Inventories	39.2	-	-	39.2
Trade and other receivable	153.8	0.4	(8.2)	146.0
Cash and cash equivalents	290.9	-	(48.7)	242.2
Other (1)	-	-	8.9	8.9

	483.9	0.4	(48.0)	436.3
Deferred Charges (2)	48.1	-	(48.1)	-

Total Assets	2,894.1	5.0	(0.3)	2,898.8

Shareholders’ Equity
Share capital	39.0	-	-	39.0
Share premium	1,442.5	12.8	173.0	1,628.3
Accumulated deficit	(1,185.8)	50.1	(173.0)	(1,308.7)
Other (1)	-	0.1	-	0.1

	295.7	63.0	-	358.7
Minority interests	106.3	11.1	-	117.4

Total Equity(1)	402.0	74.1	-	476.1

Non-current liabilities
Provisions	96.9	(85.7)	0.4	11.6
Borrowings	1,943.4	(15.5)	(37.9)	1,890.0
Deferred revenues	93.8	(2.2)	(50.0)	41.6
Other liabilities (1)	-	33.3	20.6	53.9

	2,134.1	(70.1)	(66.9)	1,997.1
Current Liabilities
Trade and other payables	358.0	1.0	16.1	375.1
Borrowings (1)	-	-	0.5	0.5
Deferred revenues(1)	-	-	50.0	50.0
Other (1)	-	-	-	-

	358.0	1.0	66.6	425.6

Total Shareholders’ Equity and Liabilities	2,894.1	5.0	(0.3)	2,898.8
(1)	New line in IFRS Balance Sheet.
(2)	Line no longer included in IFRS Balance Sheet.

24.3.3.1	Details of adjustments to convert the French GAAP balance sheet to IFRS as of September 30, 2005

(€ in millions)	Increase / (Decrease) Format
	Property, Plant & Equipment	Financial Instruments	Contributions Waivers from TWDC	Pensions	Shared- Based Payments	Revenue	Total Adjustments
Notes	24.3.4.1-4	24.3.4.5-6	24.3.4.7	24.3.4.8	24.3.4.9	24.3.4.10
Non-Current Assets
Property, Plant and Equipment	(0.5)	(4.5)	-	-	-	-	(5.0)
Investment property (1)	-	-	-	-	-	-	-
Intangible assets	-	-	-	-	-	-	-
Financial assets	-	-	-	-	-	-	-
Other (1)	-	9.6	-	-	-	-	9.6

	(0.5)	5.1	-	-	-	-	4.6
Current Assets
Inventories	-	-	-	-	-	-	-
Trade and other receivable	-	0.4	-	-	-	-	0.4
Cash and cash equivalents	-	-	-	-	-	-	-
Other (1)	-	-	-	-	-	-	-

	-	0.4	-	-	-	-	0.4
Deferred Charges (2)	-	-	-	-	-	-	-

Total Assets	(0.5)	5.5	-	-	-	-	5.0

Shareholders’ Equity
Share capital	-	-	-	-	-	-	-
Share premium	-	-	12.8	-	-	-	12.8
Accumulated deficit	66.8	0.3	(8.3)	(8.0)	(0.1)	(0.6)	50.1
Other (1)	-	-	-	-	0.1	-	0.1

	66.8	0.3	4.5	(8.0)	-	(0.6)	63.0
Minority interests	14.7	0.1	(1.8)	(1.7)	-	(0.2)	11.1

Total Equity (1)	81.5	0.4	2.7	(9.7)	-	(0.8)	74.1

Non-current liabilities
Provisions	(85.7)	-	-	-	-	-	(85.7)
Borrowings	1.5	(17.0)	-	-	-	-	(15.5)
Deferred revenues	(0.3)	-	(2.7)	-	-	0.8	(2.2)
Other liabilities (1)	1.5	22.1	-	9.7	-	-	33.3

	(83.0)	5.1	(2.7)	9.7	-	0.8	(70.1)
Current Liabilities
Trade and other payables	1.0	-	-	-	-	-	1.0
Borrowings (1)	-	-	-	-	-	-	-
Deferred revenues (1)	-	-	-	-	-	-	-
Other (1)	-	-	-	-	-	-	-

	1.0	-	-	-	-	-	1.0

Total Shareholders’ Equity and Liabilities	(0.5)	5.5	-	-	-	-	5.0
(1)	New line in IFRS Balance Sheet.
(2)	Line no longer included in IFRS Balance Sheet.

24.3.3.2	Details of reclassifications to convert the French GAAP balance sheet to IFRS as of September 30, 2005

	Increase / (Decrease) Format
(€ in millions)	Current Non- Current	Investment Property	Deferred Charges	Waivers from TWDC	Joint Ventures	Cash from ad hoc entities	Total Reclasses
Notes	24.3.5.4	24.3.5.5	24.3.5.6	24.3.5.7	24.3.5.8	24.3.5.9
Non-Current Assets
Property, Plant and Equipment	-	(43.4)	41.4	-	-	-	(2.0)
Investment property(1)	-	43.4	-	-	-	-	43.4
Intangible assets	-	-	-	-	-	-	-
Financial assets	(0.6)	-	-	-	-	-	(0.6)
Other(1)	-	-	6.7	-	-	48.3	55.0

	(0.6)	-	48.1	-	-	48.3	95.8
Current Assets
Inventories	-	-	-	-	-	-	-
Trade and other receivable	0.6	-	(8.9)	-	0.1	-	(8.2)
Cash and cash equivalents	-	-	-	-	(0.4)	(48.3)	(48.7)
Other(1)	-	-	8.9	-	-	-	8.9

	0.6	-	-	-	(0.3)	(48.3)	(48.0)
Deferred Charges(2)	-	-	(48.1)	-	-	-	(48.1)

Total Assets	-	-	-	-	(0.3)	-	(0.3)

Shareholders’ Equity
Share capital	-	-	-	-	-	-	-
Share premium	-	-	-	173.0	-	-	173.0
Accumulated deficit	-	-	-	(173.0)	-	-	(173.0)
Other(1)	-	-	-	-	-	-	-

	-	-	-	-	-	-	-
Minority interests	-	-	-	-	-	-	-

Total Equity(1)	-	-	-	-	-	-	-

Non-current liabilities
Provisions		-	-	-	0.4	-	0.4
Borrowings	(37.9)	-	-	-	-	-	(37.9)
Deferred revenues	(50.0)	-	-	-	-	-	(50.0)
Other liabilities(1)	20.6	-	-	-	-	-	20.6

	(67.3)	-	-	-	0.4	-	(66.9)
Current Liabilities
Trade and other payables	16.8	-	-	-	(0.7)	-	16.1
Borrowings(1)	0.5	-	-	-	-	-	0.5
Deferred revenues(1)	50.0	-	-	-	-	-	50.0
Other(1)	-		-	-	-	-	-

	67.3	-	-	-	(0.7)	-	66.6

Total Shareholders’ Equity and Liabilities	-	-	-	-	(0.3)	-	(0.3)

(1)	New line in IFRS Balance Sheet.
(2)	Line no longer included in IFRS Balance Sheet.

24.3.4 Description	of adjustments to convert French GAAP financial statements to IFRS

24.3.4.1 Property,	plant and equipment – Asset by component method (IAS 16)

Under French GAAP: Property, plant and equipment are stated at historical cost less accumulated depreciation and any accumulated impairment losses, and depreciated over their estimated useful lives.

Under IFRS: Property, plant and equipment are also stated at historical cost less accumulated depreciation and any impairment losses, and depreciated over their estimated useful lives.

The Group decided not to apply the following options available in IFRS:

•

The exemption provided for in IFRS 1, which consists of measuring items of property, plant and equipment at their fair value at the IFRS transition date and using that fair value as the assets’ deemed historical cost at the date of the IFRS opening balance sheet, and

•	The revaluation model provided for in IAS 16, “Property, Plant and Equipment”, which consists of revaluing property, plant and equipment at fair value at each period-end.

Asset by Component Approach – IFRS also requires that assets be defined using a component approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be amortized separately over their useful lives. Subsequent expenditures to replace a defined fixed asset component are to be capitalized and the replaced component written-off. All other subsequent expenditures, except those which substantially improve the life or utility of the asset concerned, are expensed as incurred.

As the Group’s fixed assets ledgers and accounting records were already maintained using high level of detail, the impact of creating additional fixed asset components on the opening balance sheet was minor.

Planned Major Renovations – Under the Group’s application of French GAAP, expenditures for planned major fixed asset renovations are accrued as operating expense in advance on a straight-line basis during the period between planned renovations. Under IFRS, expenditures for planned major fixed asset renovations are expensed as incurred except for those specific expenditures that respond to the definition of a defined fixed asset component (i.e. replacement and/or improvement of an existing component).

As a result, for the purpose of converting the French GAAP balance sheet to an IFRS format, the balance of the accrual for future major fixed asset renovations as of October 1, 2004 of € 87.7 million was reversed and recorded as a credit to shareholders’ equity. In addition, past planned major renovation expenditures were analyzed in detail to identify expenditures that met the definition of a fixed asset component. As a result of this analysis, € 8.1 million of net book value was added to property, plant and equipment and credited to shareholders’ equity as of October 1, 2004. Thus, the net impact on opening equity of the implementation of IFRS for the accounting of planned major renovations was € 95.8 million.

Residual values – Under IFRS consistent with French GAAP, no residual values have been taken into account because the Group plans to use its property, plant and equipment over their entire useful lives.

24.3.4.2 Property,	plant and equipment – Government subsidies (IAS 20)

Under French GAAP: Land grants of € 12.3 million were provided to the Group by local government authorities between fiscal years 1990 and 2000, to assist the Group in the development of the infrastructure necessary for the site. These grants were recorded as unearned revenues and amortized to exceptional income over 10 years from the date of grant. As of October 1, 2004, € 0.4 million of the total grants received remain in unearned revenue.

Under IFRS: The option exists to record these grants consistent with French GAAP or to record the grants as a reduction of the cost of the asset to which it relates. The Group has opted to change its method and record these grants as a reduction of the related land costs.

24.3.4.3 Property,	plant and equipment – Leases (IAS 17)

Under French GAAP: The Group records all leasing contracts as rentals as the amounts are contractually due and does not capitalize leasing transactions that meet the definition of a financing transaction.

Under IFRS: Leases that transfer to the lessee substantially all risks and rewards incidental to ownership of the asset are accounted for as an asset financing. Under IAS 17, assets leased under contracts qualifying as financing leases are capitalized and amortized over their estimated useful lives and the related lease obligations are recorded as borrowings. Lease payments are allocated between reimbursement of the borrowings and interest using the Group’s incremental borrowing rate. Additionally, under IFRS operating lease payments (resulting from leases that do not qualify as financial leases) must be recognized as expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit.

In order to prepare its opening balance sheet under IFRS, the Group reviewed its leasing contract commitments as of October 1, 2004 to identify leasing contracts, which responded to the definition of a financing transaction. As a result of this review, equity was increased by € 0.6 million and assets with a net book value of € 4.7 million and borrowings of € 4.1 million were recorded as of October 1, 2004. During fiscal year 2005, no additional leases were capitalized. In addition, an adjustment of € 1.6 million debit to opening IFRS equity was recorded to adjust operating lease expenses to reflect the straight-line method versus the “as contractually due” method used under French GAAP.

24.3.4.4 Property,	plant and equipment – Impairment of assets (IAS 36)

Under French GAAP: The Group prepares regular impairment tests with respect to its assets to ensure that the net book value of property, plant and equipment does not exceed their value in use or fair value. Under French GAAP, the non-discounted operating cash flows of the Group’s two reporting segments, Resort and Real Estate Development, were grouped for purposes of the calculation.

Under IFRS: IAS 36 requires that the Group performs an impairment test as of the opening balance sheet date, October 1, 2004, and whenever indicators of impairment exist. For purposes of those tests, consistent with the method used under French GAAP, operating assets have been grouped into cash-generating units, which corresponded to the Group’s reporting segments. The Resort cash-generating unit includes the Theme Parks, Hotels and Disney Village and related guest amenity facilities. The Real Estate Development Segment cash-generating unit includes primarily land rights or investment property (land) under long term ground leases to third parties.

Under IFRS an impairment reserve is recorded when the recoverable amount of a cash-generating unit is less than its net book value of the assets. For the Group, the recoverable amount of a cash-generating unit represents its “value-in-use”, which is calculated as the present value of estimated future cash flows expected to arise from the continuing use of fixed assets and their disposal at the end of their useful life.

The IFRS opening balance sheet impairment analysis was prepared as of October 1, 2004 and resulted in no impairment adjustment.

24.3.4.5 Financial	liabilities and interest costs (IAS 23, 32 and 39)

Under French GAAP: The Group currently records its financial liabilities at cost. Interest costs are recorded under the accrual method using the contractual rate. In addition, debt issue costs are deferred and amortized over the contractual life of the related debt; however, costs incurred to renegotiate or modify the terms of existing debt are recorded as incurred as exceptional expenses.

Under IFRS: Borrowings, notes payable and receivables are recorded using the effective interest method. Debt issue costs are deferred and amortized over the contractual life of the related debt. Costs incurred to renegotiate the terms of existing debt instruments are recorded as financial expense as incurred, if the negotiated modifications qualify as significant. Costs incurred for non-significant modifications to existing debt are deferred and amortized to financial expense using the effective interest method over the remainder of the life of the renegotiated debt.

The Group’s debt portfolio includes fixed and variable debt that was incurred to finance the construction of Disneyland Resort Paris. Portions of the Group’s debt portfolio were restructured or substantially modified in negotiations that were finalized in fiscal years 1994, 2000, and 2005. The modifications over the years to the Group’s loan agreements have included interest waivers, rate changes and deferrals of principal repayments. Under French GAAP, these changes were accounted for based on the contractual terms in the specific years affected and were not reflected in the Group’s measurement of the outstanding loans or in the measurement of interest costs for the periods unaffected by the changes.

Under IFRS, the opening balance sheet as of October 1, 2004 (first day of fiscal year 2005) includes a reduction in shareholders’ equity of € 82.8 million reflecting the impact of the effective interest method on the Group’s cumulative interest costs as of that date. In addition, the opening balance sheet and fiscal year 2005 financial statements were restated for minor differences in the treatment of debt restructuring costs, capital leases and the discounting of long term payables and receivables to reflect the time value of money. The table below summarizes the adjustments and net borrowings1 as of the opening balance sheet date:

Reconciliation of Net Borrowings as of October 1, 2004:

	Increase / (Decrease) Format
(€ in millions)	Principal(1)	Deferred Debt Issue Costs(2)	Effective Interest Accrual(3)	Net Borrowings
French GAAP - October 1, 2004	1,968.5	(9.2)	-	1,959.3

IFRS Adjustments:
Adjustments resulting from 1994 Financial Restructuring	-	-	82.8	82.8
Adjustments resulting from 2005 Restructuring	-	(9.5)	-	(9.5)

Sub-total Effective Interest Method	-	(9.5)	82.8	73.3
Capital Lease Obligation	4.1	-	-	4.1

IFRS - October 1, 2004	1,972.6	(18.7)	82.8	2,036.7

(1)

Excluding accrued current interest, however including a long term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of € 22.5 million as of October 1, 2004.

(2)	Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS.
(3)	Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities”.

1 Net borrowings represent the principal of outstanding loans or other long term obligations less deferred debt issue costs and discounts, plus accrued effective interest.

In fiscal year 2005, the Group completed a comprehensive restructuring with its stakeholders. The terms of several of the Group’s loans were significantly modified. In accordance with IAS 39, paragraphs 39-42, the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a € 58.9 million gain on the extinguishment of debt, which has been recorded on a separate line in the financial charges section of the Statement of Income. The significantly modified loans were re-recorded at their fair market value on the effective date of the restructuring (February 23, 2005), reflecting a € 19.3 million discount from their nominal value. This discount is amortized to interest expense over the remaining term of the loans. The unamortized discount balance as of September 30, 2005 was € 17.0 million. Under French GAAP, no adjustments were made to the book values of the modified loans.

The table below reconciles net borrowings and financial charges under French GAAP to IFRS as of September 30, 2005 and for the year then ended:

Reconciliation of net borrowings as of September 30, 2005:

	Increase / (Decrease) format
(€ in millions)	Principal(1)	Deferred debt issue costs(2)	Borrowings discount(3)	Effective interest accrual(4)	Net borrowings
French GAAP – September 30, 2005	1,926.3	(6.7)	-	-	1,919.6

IFRS adjustments:
Adjustments resulting from 1994 Financial Restructuring	-	-	-	25.1	25.1
Adjustments resulting from 2005 Restructuring	-	(11.2)	(17.0)	1.3	(26.9)
Phase IA / IB debt issue costs	-	1.5	-	-	1.5
Discount of long term obligation	-	-	(4.2)	-	(4.2)

Sub-total effective interest method	-	(9.7)	(21.2)	26.4	(4.5)
Capital lease obligation	1.5	-	-	-	1.5

IFRS – September 30, 2005	1,927.8	(16.4)	(21.2)	26.4	1,916.6(5)

(1)

Excluding accrued current interest, however including a long term contractual obligation classified in “Accounts Payable and Accruals” in French GAAP and “Other Non-Current Liabilities” in IFRS in the amount of € 20.3 million as of September 30, 2005.

(2)	Deferred debt issue costs are classified in the balance sheet as “Deferred Charges” under French GAAP and as “Other Assets” under IFRS.
(3)	Discounts classified in the IFRS balance sheet on the line on which the related obligation is classified.
(4)	Effective interest accruals are classified in the IFRS balance sheet as “Other Non-Current Liabilities”.
(5)

Total net borrowings in the table above are comprised of total borrowings disclosed in note 12 for € 1,890.5 million, less deferred debt issue costs for € 16.4 million, classified in the Balance Sheet as “Other Assets” plus effective interest accruals for € 26.4 million, classified in the Balance Sheet as “Other Non-Current Liabilities” plus a long term contractual obligation described above in footnote (1) for € 16.1 million.

Reconciliation of Net Financial Charges for fiscal year 2005:

(€ in millions)	Interest Expenses	Interest Hedging Contracts	Capitalized Interest	Debt Issue/Mod Costs	Fees & Other	Total
French GAAP - Fiscal year 2005	84.2	0.1	(0.8)	2.4	5.9	91.8

IFRS Adjustments:
Effective Interest Adjustments	(4.3)	-	-	-	-	(4.3)
Interest on Capital Lease Obligation	0.5	-	-	-	-	0.5
Other	-	-	-	(1.3)	(0.8)	(2.1)

Sub-total IFRS Adjustments	(3.8)	-	-	(1.3)	(0.8)	(5.9)

IFRS - Fiscal year 2005	80.4	0.1	(0.8)	1.1	5.1	85.9

24.3.4.6 Financial	instruments – derivatives (IAS 32 and 39)

Under French GAAP: Financial derivatives are measured at cost and changes in their fair value are not recorded in the financial statements. Previously, the Group used financial derivatives to hedge future cash flows for interest expense and certain other non-euro denominated cash flows. The cash flows associated with these derivatives are recorded on an accrual basis to compensate the gains and losses generated by the underlying cash flow being hedged.

Under IFRS: Financial derivatives are measured at fair value in the balance sheet. Changes in the fair value of these instruments must be recognized in the income statement, unless the instrument qualifies as a cash flow hedge, in which case movements in the fair value are recognized as components of shareholders’ equity.

The net IFRS adjustments related to interest rate and foreign currency financial derivatives in the opening balance sheet and in the financial statements of fiscal year 2005 were immaterial.

24.3.4.7 Waivers/contributions	granted by TWDC during fiscal year 2005

Under French GAAP: Waivers or contributions received from a principal shareholder were recorded as exceptional income.

Under IFRS: The IASB conceptual Framework, paragraph 35 requires that transactions be recorded for and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 2005, TWDC, which consolidates the Group in its financial statements, granted to the Group a permanent waiver of € 10 million on the repayment of the balance of an expiring credit line. In addition, TWDC provided the Group € 2.7 million in cash funds to be used for a computer system upgrade required to accommodate TWDC’s financial reporting needs. Under French GAAP, the € 10 million waiver on the line of credit was recorded as exceptional income, while the cash provided for the computer system upgrade was recorded as unearned revenue as of September 30, 2005 and was to be recognized as revenue over the life of the computer system upgrade. Applying the concept of substance-over-form under IFRS, the forgiveness of debt and contribution of cash for the computer system upgrade by TWDC have been recorded as additional capital contributions by TWDC and not income.

24.3.4.8 Pensions	and other employee benefits (IAS 19)

Under French GAAP: The Group previously valued and disclosed the obligation linked to defined benefit pension plans provided to employees, but did not record the obligation in its financial statements.

Under IFRS: Defined-benefit pension plan obligations are required to be recorded in the financial statements. The actuarial assumptions used by the Group for its French GAAP disclosures are consistent with those that are used to record the obligation under IFRS.

All Group employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in supplemental defined contribution plans. Contributions to these plans are shared between employees and the Group. The Group’s portion of these contributions is expensed as incurred. The Group has no future commitment with respect to these benefits.

In addition to the above plans the Group’s collective bargaining agreements call for retirement indemnities ranging from one-half a month to 3 months of gross wages be provided to employees who retire from the Group at the age of 60 or older after completing at least one year of service. The actuarially calculated present value of the obligation for these benefits as of October 1, 2004 is € 8.8 million and has been recorded in the Group’s balance sheet in accordance with the requirements of IAS 19. The service cost is recorded under costs and expenses whereas the interest cost is classified under financial expense.

24.3.4.9 Share-based	payments (IFRS 2)

Under French GAAP: Euro Disney S.C.A. has granted stock options to certain Group employees. Under French GAAP, no expense was recognized in connection with the granting of stock options. On exercise of stock options, Euro Disney S.C.A. issued new shares via a capital increase. Only the cash exercise price received in exchange for the shares with a corresponding entry in share capital and share premium was recognized in the financial statements.

Under IFRS: IFRS 2 requires that an expense be recognized equal to the fair value of the services rendered by the employees in return for the equity instruments granted to them. Compensation expense related to stock options (which the Group measures at the grant date using the Black-Scholes-Merton Model) is deferred and charged to income over the vesting period of the options.

Under the first-time adoption requirements set out in IFRS in relation to IFRS 2, only the accounting for employee stock options granted after November 7, 2002 and not fully vested at January 1, 2005 is required to be retroactively adjusted. As the Group had no new stock option grants during this period, IFRS 2 has no impact on financial statements as of the opening balance sheet of October 1, 2004 (first day of fiscal year 2005).

In September 2005, Euro Disney S.C.A. granted 53 million stock options to management, which gives rise to a total compensation expense of € 2.8 million, net of estimated forfeitures. This expense will be recognized over the four-year vesting period of the options. In fiscal year 2005, compensation expense recognized for this grant was € 0.1 million (on a pro-rata basis).

24.3.4.10 Revenue	Recognition (IAS 18)

Under French GAAP: The Group’s operating activities are divided into two reporting segments: Resort and Real Estate Development. Revenues under French GAAP were measured at their nominal value when earned.

Revenues in the Group’s Resort segment are generated primarily from services rendered to guests and from the sale of food, beverages and merchandise. Revenues for services are recorded as and when provided to guests while sales of food, beverages and merchandise are recorded at the point of sale. This segment also generates revenues associated with long term sponsorship contracts with various third-party companies participating in bringing the resort experience to the Group’s guests, which are recognized straight-line over the term of the contracts.

In the Group’s Real Estate Development segment, transactions include primarily land sales to developers (occasionally with deferred payment terms), long term ground lease transactions and project management and development services provided to third parties. Revenues are recognized for land sales upon closing and transfer of title. Revenues under ground lease contracts are recognized straight-line over the term of the contract, while revenue associated with project management and development services are recognized as the service is rendered.

Under IFRS: The guidance provided in IAS 18 is consistent with the Group’s revenue recognition policies under French GAAP, except with respect to the measurement of revenues for transactions that involve payments over a period longer than the operating cycle (one-year for the Group). IAS 18, paragraph 11 requires that the time value of money at the moment of the transaction be reflected in the measurement of revenue for these transactions. In addition, application of the guidance provided in IAS 18 concerning revenue recognition of multi-element contracts, may require that the Group defer revenue from future transactions that may have been recognized over shorter periods of time under French GAAP. The opening balance sheet under IFRS as of October 1, 2004 (the first day of fiscal year 2005) includes the impact of deferring a fee paid by a vendor over the term of the related contract (under French GAAP this fee was recognized in full in the year it was received) and the impact of discounting revenues associated with installment land sales.

24.3.4.11 Consolidation	of special purpose entities (IAS 27, SIC 12)

Under French GAAP: In accordance with the Financial Security Law (Loi de Sécurité Financière), the Group previously consolidated financing companies that were in-substance controlled by the Group. The consolidated special purpose entities (“SPEs”) own a substantial portion of the Group’s operating assets.

Under IFRS: Subsidiaries controlled by a parent company are required to be consolidated. IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, in SIC 12 expands the definition of subsidiaries including entities, which perform activities for or on behalf of the reporting entity. The criteria for control are:

•	the SPE performs activities on behalf of the reporting entity;
•	the reporting entity has decision-making powers (directly or indirectly through an autopilot mechanism);
•	the reporting entity has the right to obtain the majority of the benefits of the SPE; or
•	the reporting entity retains the majority of the residual or ownership risks related to the SPE or its assets.

No adjustments of the French GAAP financial statements were required to comply with IAS 27 and SIC 12.

24.3.4.12	Income taxes (IAS 12)

Under French GAAP: The Group provided for deferred income taxes on temporary differences between financial and tax reporting using the liability method, which calculated deferred tax assets and liabilities by applying the enacted tax rates expected to be in effect when the temporary differences would reverse.

Under IFRS: In general, the accounting treatment required by IAS 12, Income Taxes, is consistent with the Group’s method under French GAAP.

The Group has relatively minor temporary differences between book and tax reporting and in addition had approximately € 0.9 and € 1.0 billion of tax loss carry forwards available as of October 1, 2004 and September 30, 2005, respectively. Under French GAAP, the deferred tax asset associated with these tax loss carry forwards has not been recognized in accordance with the principle of prudence provided under French GAAP with respect to the recognition of this asset.

No adjustments of the French GAAP financial statements were required to comply with IAS 12.

24.3.5 Description	of IFRS reclassifications

24.3.5.1	General presentation of the statement of income

Under IFRS 1, the statement of income may be presented either by nature or by function. The Group decided to adopt a presentation by function, affecting as a consequence the supporting footnotes.

In addition, the line Exceptional Income/Loss included in the French GAAP statement of income no longer appears in the IFRS format. The line “Income from equity investments” has been added to the IFRS statement of income (see section 24.3.5.8). New lines can be added whenever non-recurrent and material items occur.

24.3.5.2 Agency	revenues (IAS 18)

Under French GAAP: Previously the Group classified revenues generated from the sale to guests of third-party travel services gross of the related cost of sales for such services.

Under IFRS: Revenues generated in cases where the Group acts as agent and not principal are required to be classified net of the related cost of sales (i.e. reported revenue is the net commission on such transactions).

The Group’s activities include those carried out by Euro Disney Vacances, S.A.S. (“EDV”), a French licensed travel agency. EDV provides travel agent services to individual guests wishing to book a stay at Disneyland Resort Paris. The travel services provided include not only Disneyland Resort Paris specific product, but also travel (e.g., air, train, rental car) and non-Euro Disney excursions (for example to Paris or to the Loire Valley). In addition, the Group has contracts with several third-party hotels operating either directly on the Resort site or in the surrounding area, which give the Group the right to sell rooms at these hotels in EDV travel packages.

Under IFRS, these transactions meet the criteria of an agency relationship and are recorded in revenue net of the related cost of sales.

24.3.5.3 Exceptional	items

Under French GAAP: Certain types of revenues and expenses were previously classified as exceptional items, including gains and losses on the sale or write-off of fixed assets, restructuring costs, and Theme Parks pre-opening costs.

Under IFRS: The exceptional classification does not exist. IFRS requires that these costs be classified as operating or financial depending on their nature or function.

24.3.5.4 General	presentation of the balance sheet

Under IAS 1, the balance sheet distinction between current and non-current items is the most significant change in the presentation of the IFRS balance sheet when compared to the French GAAP balance sheet.

In addition, under French GAAP, minority interests were presented separate from shareholders’ equity. Under IFRS minority interests are presented within shareholders’ equity.

New lines and lines that are no longer included on the IFRS balance sheet are indicated in section 24.3.3.

24.3.5.5 Investment	Property (IAS 40)

Under French GAAP: Investment property was recorded at cost less any accumulated depreciation and accumulated impairment losses.

Under IFRS: Investment property is defined as property (land or a building, or part of a building, or both) held to earn rentals or for capital appreciation or both, rather than for:

•	use in the production or supply of goods or services or for administrative purposes; or
•	sale in the ordinary course of business.

IFRS provides the option to measure investment property at fair value or cost. Under the fair value model investment property is measured at fair value without deduction of transaction costs, with adjustments in value included in the statement of income as they arise. Under the cost model, investment properties are carried at cost less any accumulated depreciation and accumulated impairment losses.

The Group leases land with a net book value of € 43.4 million to various third parties under long term ground leases. These properties constitute investment property under IFRS and as such are classified on a separate line of the balance sheet. The Group has opted to measure these properties at cost.

24.3.5.6 Deferred	charges

Under French GAAP: The French GAAP balance sheet included a caption called “Deferred Charges” which included deferred debt issue costs and various contributions to the local authorities for the construction of certain secondary infrastructure on the resort site.

Under IFRS: The line “Deferred Charges” is no longer included on the IFRS balance sheet. Deferred debt issue costs have been reclassified to the line “Other Non-Current Assets”. The Group’s contribution to the construction cost of the resort site infrastructure has been transferred to “Property, Plant and Equipment”.

24.3.5.7 Permanent	waivers granted by TWDC during 1994 financial restructuring

Under French GAAP: Waivers or contributions received from a shareholder were recorded as exceptional income. Other forms of aid from a principal shareholder were recorded based upon the legal form of the transaction.

Under IFRS: The IASB Framework, paragraph 35 requires that transactions be recorded and presented in accordance with their economic substance and not merely their legal form.

During fiscal year 1994, the Group underwent a major financial restructuring. As part of the 1994 Financial Restructuring, TWDC agreed to make the following concessions and contributions to the Group:

•	TWDC agreed to permanently waive € 184.2 million of current liabilities owed by the Group to TWDC as of March 1994,

•

TWDC agreed to subscribe to € 152.4 million of bonds redeemable in shares issued by the Group in conjunction with the 1994 Financial Restructuring. The bonds had a 10-year term and a stated interest rate of 1%. The fair value of these bonds taking into account the prevailing interest rate and the conversion terms at their issuance date was estimated at € 49.4 million, resulting in a € 114.3 million benefit to the Group. Out of the total € 49.4 million fair value, € 11.2 million represented the interest element of the instrument. These bonds matured on July 11, 2004.

Each of the above transactions was analyzed under IFRS using the principle of substance over form. As a result, the following reclassifications to the French GAAP classifications were recorded between retained earnings and share premium to reflect additional capital contributions by TWDC:

(€ in millions)
TWDC permanent waiver of payables	(184.2)
Redeemable Bonds interest element	11.2
Total Reclassification	(173.0)

See section 24.3.4.7 for a discussion of additional waivers / contributions granted by TWDC during fiscal year 2005.

24.3.5.8 Joint	ventures

Under French GAAP: Entities for which joint control is legally established under a contractual agreement were recorded using the proportionate consolidation method.

Under IFRS: Entities jointly controlled under contractual agreements can be consolidated using either the proportionate consolidation method or the equity investment method.

The Group is currently participating in two joint ventures:

•	Convergence Achats S.A.R.L. – a joint venture with Groupe Flo to negotiate food purchasing contracts, and

•	Les Village Nature de Val d’Europe S.A.R.L. – a joint venture with Pierre & Vacances to establish a feasibility study concerning a potential resort development concept.

The activities associated with these ventures were previously recorded using the proportionate consolidation method. The Group has opted to change its method of consolidating these entities to the equity investment method. The adjustment had no net impact on shareholders’ equity.

24.3.5.9 Cash	of ad hoc entities

Under French GAAP: Cash of consolidated special purpose entities was classified under cash and cash equivalents.

Under IFRS: As cash and cash equivalents of consolidated special purpose entities are not available to the Group, these elements have been classified under other long term assets.

24.3.5.10 Credit	card commission expenses and gains and losses on foreign currency exchange

Under French GAAP: Credit card commission expenses and gains and losses on foreign currency exchange were classified as financial expenses in the French GAAP income statement.

Under IFRS: Credit card commission expenses and gains and losses on foreign currency exchange are to be classified as direct operating costs.

24.3.5.11 Impact	of IFRS adjustments on the statement of cash flows

The restatements and reclassifications arising from first-time adoption of IFRS do not have a significant impact on cash and cash equivalents1. The restatement linked to changing the method of consolidation for joint ventures reduced cash equivalents by € 0.3 million as of September 30, 2005.

The Statement of Cash Flows required under IAS 7 is fairly close to that used by the Group under French GAAP. Consequently, IFRS implementation had no major impact in the presentation of the consolidated statement of cash flows.

25.	DISCLOSURES CONCERNING THE GROUP’S RESULTS UNDER U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company files an annual report on Form 20-F with the Securities and Exchange Commission (“SEC”) in the United States within six months of September 30 each year. As explained in the summary of significant accounting policies, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU IFRS”). As applied by the Group, there are no differences between EU IFRS and IFRS. IFRS vary in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The reconciliations of consolidated net income and consolidated shareholders’ equity between IFRS and U.S. GAAP are shown below followed by a description of the accounting principles which differ:

Reconciliation of Consolidated Net Loss

	Fiscal year
(€ in millions)	2006	2005
Net loss, as determined under IFRS (including minority interests)	(88.6)	(53.1)

Adjustments related to the 2005 Restructuring	0.1	(1.1)
Accounting for sale-leaseback	0.9	0.9
Accounting for fixed assets	-	1.3
Other	(2.9)	(1.0)

Net loss before cumulative effect of a change in accounting principle, as determined under U.S. GAAP	(90.5)	(53.0)

Cumulative effect of a change in accounting principle on fixed assets (including minority interests of € 4.0 million)	(22.2)	-

Net loss before minority interests, after US GAAP adjustments	(112.7)	(53.0)

Minority interests	(19.8)	(6.5)

Net loss, as determined under US GAAP (after minority interests)	(92.9)	(46.5)

1 Except for the reclassification of cash and cash equivalents of the consolidated Financing Companies under other non current assets to better reflect the fact that these amounts are not available to the Legally Controlled Group.

Reconciliation of Consolidated Shareholders’ Equity

	September
(€ in millions)	2006	2005
Shareholders’ Equity, as determined under IFRS (incl. minority interests)	393.5	476.1

Adjustments related to the 2005 Restructuring	(2.7)	(2.8)
Accounting for sale-leaseback	(8.0)	(8.9)
Accounting for fixed assets	-	22.2
Other	2.4	2.6

Shareholders’ Equity and minority interests, after U.S. GAAP adjustments	385.2	489.2

Minority interests	(107.1)	(122.5)

Shareholders’ Equity, as determined under US GAAP (excl. minority interests)	278.1	366.7

Description of U.S. GAAP Reconciling Items

Adjustments related to the 2005 Restructuring

In conjunction with the 2005 Restructuring, the terms of several of the Group’s loans were significantly modified, as defined in EITF 96-19, Debtor’s Accounting for a Modification or an Exchange of Debt Instruments, and EITF 02-04, Debtor’s Accounting for a Modification or an Exchange of Debts Instruments in Accordance with FASB Statement No. 15. In accordance with IFRS and U.S. GAAP, the significantly modified loans were accounted for as an extinguishment of the existing debt, with the difference between the fair value of the new debt and the carrying value of the existing debt recorded as a gain on the extinguishment of debt. The 2005 adjustment related to the 2005 Restructuring primarily resulted from the € 1.8 difference on gain on debt extinguishment.

The adjustment to shareholders’ equity consists primarily of amounts of debt issue costs which were capitalized under IFRS and which do not qualify under US GAAP.

Accounting for sale-leasebacks of fixed assets

During fiscal year 2003, the Group sold and leased back three employee housing developments, which generated a € 11.0 million gain under IFRS. Under U.S. GAAP, this gain is recognized straight-line over the terms of the related leases. As a result, U.S. GAAP net results were increased by € 0.9 million in fiscal year 2006 and 2005.

Accounting for fixed assets

Under IFRS, fixed assets are recognized using a component approach, which consists of identifying assets separately in the accounting records in sufficient detail to allow assets that are components of larger assets to be amortized separately over their useful lives. Subsequent expenditures to replace a defined fixed asset component are capitalized and the replaced component written-off. All other subsequent expenditures, except those that substantially improve the life or utility of the related asset, are expensed as incurred.

Under U.S. GAAP and prior to fiscal year 2006, the Group capitalized the costs of fixed assets at the aggregate level of the larger asset, and depreciated these costs over the useful lives of the related larger assets. In fiscal year 2006, the Group changed its U.S. GAAP accounting policy for fixed assets to follow the approach outlined under IFRS above. The newly adopted method represents a preferable alternative of equally acceptable methods under U.S. GAAP. As a result, in fiscal year 2006 the Group recorded a € 22.2 million charge (including minority interests of € 4.0 million) as a cumulative effect of change in accounting policy. From October 1st, 2005, the Group’s U.S. GAAP and IFRS accounting policy for fixed assets is the same.

Other adjustments

Other adjustments include retirement indemnity and stock option differences between IFRS and U.S. GAAP.

Employee stock options

Under IFRS 2, the Group is required to recognize an expense equal to the fair value of the service rendered by employees in return for the equity instruments granted to them. Under the first-time adoption requirements, only the accounting for employee stock options granted after November 7, 2002 and not fully vested as of January 1, 2005 was required to be retroactively adjusted.

In December 2004, the Financial Accounting Standards Board issued FAS 123 (revised 2004) Share-Based Payments (“FAS 123R”). This statement required that the Group record stock option expenses in its financial statements based on a fair value methodology beginning no later than the first fiscal quarter beginning after June 15, 2005, the Group’s fourth quarter. The Group implemented SFAS 123R effective July 1, 2005 using the modified prospective application. Under this method, the Group was required to calculate and record compensation expenses for the fair value of options whose vesting periods included dates subsequent to September 30, 2004.

Prior to fiscal year 2005, employee stock options were accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation, and related interpretations. Stock options were generally granted at market value. Accordingly, compensation expense for stock option awards was generally not recognized in the Consolidated Statements of Income under U.S GAAP.

As a result, the Group recorded € 1.9 million and € 0.9 million under U.S. GAAP and € 1.5 million and € 0.1 million under IFRS of stock option expenses in fiscal years 2006 and 2005, respectively, using a Black Scholes-Merton valuation model.

Retirement obligations

Under IAS 19, the Group records its defined-benefit pension plan obligations. The actuarially calculated present value of the obligation related to these benefits is recorded in other non current liabilities. Actuarial gains and losses arising from changes in actuarial assumptions and experience adjustments are recognized immediately in equity, in accordance with the option allowed under IAS 19. These calculations are performed on an annual basis using the projected unit credit method, which includes actuarially-based hypotheses related to employee turnover, labor inflation and mortality. The service cost is recorded in costs and expenses whereas the interest cost is classified as financial expense. Past service costs related to the 2001 collective bargaining agreement, for the years prior to fiscal year 2005, were accrued through equity at the transition date.

Under U.S. GAAP, the obligation has been recorded in accordance with FAS 87, Employers’ Accounting for Pensions. Differences with IFRS treatment include:

-	the accounting of actuarial gains and losses directly to the income statement
-	interest costs are recorded under costs and expenses
-	past service costs have been amortized.

Additional U.S. GAAP Disclosures

Earnings per share

Under U.S. GAAP, the Group follows FAS 128, Earnings per Share, which requires the presentation of basic and diluted earnings per share (“EPS”). Basic EPS excludes all dilution and is calculated using the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Under U.S. GAAP, basic and diluted loss per share amounts for fiscal years 2006 and 2005 were € 0.02. As of September 30, 2006 and 2005, 99 million and 98 million, respectively, of potential shares were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Royalties and management fees

The Group is party to a licensing agreement under which the Group pays royalties to an indirect wholly-owned subsidiary of TWDC. In addition, the Company is bound by the terms of its by-laws to pay management fees to Euro Disney S.A.S., also an indirect wholly-owned subsidiary of TWDC. As part of the 1994 Financial Restructuring, the terms of the licensing agreement and the terms of the Company’s by-laws were modified to reduce the amounts of these fees. See Note 16(a) for a full description. Under both IFRS and U.S. GAAP, royalties and management fees have been recorded as due in accordance with the terms of the modified contracts.

The table below compares the total amount of the royalties and management fees recorded in the Consolidated Statements of Income to that which would have been recorded under the original terms of the modified contracts. Pro-forma net loss and net loss per share reflect the loss for the periods as if the royalties and management fees had not been reduced.

	Fiscal year
(€ in millions, except per share data)	2006	2005
Pro-forma royalties and management fees under terms of the original contracts	116.7	112.9

Reduction due to 1994 financial restructuring	(54.5)	(53.5)

Royalties and management fees recorded	62.2	59.4

Pro-forma U.S. GAAP Net Loss (after minority interests)	(137.6)	(94.4)

Pro-forma U.S. GAAP Net Loss Per Share (in €)	(0.04)	(0.03)

SAB 74 – New accounting pronouncements

The Group is currently assessing the effects of new accounting pronouncements issued under U.S. GAAP during fiscal year 2006 which may require prospective application by the Group.

SAB 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 must be implemented by the end of the Group’s fiscal year 2007. The Group is currently assessing the potential effect of SAB 108 on its financial statements.

SFAS 158

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). This statement requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the statement of financial position and changes in that funded status to be recognized in comprehensive income in the year in which the changes occur. SFAS 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. The recognition provisions of SFAS 158 are effective for Fiscal year 2007, while the measurement date provisions are effective for fiscal year 2009. The Group is currently assessing the potential effect of SFAS 158 on its financial statements.

SFAS 157

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for the Group’s fiscal year 2009, although early adoption is permitted. The Group is currently assessing the potential effect of SFAS 157 on its financial statements.

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for the Group’s fiscal year 2008, although early adoption is permitted. The Group has concluded that FIN 48 will have no impact on its financial statements.